Exhibit 99.1

The information in this Information Statement is not complete and may be changed.

Subject to Completion

Preliminary Information Statement dated November 6, 2013

Woori Finance Holdings Co., Ltd.

This Information Statement relates to the proposed establishment of two new companies to be named KJB Financial Group Co., Ltd. (“KJB Financial Group”) and KNB Financial Group Co., Ltd. (“KNB Financial Group” and, together with KJB Financial Group, the “New Holdcos”) through a spin-off (the “Spin-off”) of the businesses of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) related to holding of the shares and thereby controlling the business operations of Kwangju Bank and Kyongnam Bank (collectively, the “Banks”). Following the spin-off, KJB Financial Group will own the shares of Kwangju Bank currently held by Woori Finance Holdings, and KNB Financial Group will own the shares of Kyongnam Bank currently held by Woori Finance Holdings. Woori Finance Holdings intends to accomplish the Spin-off through a pro rata distribution of common stock, par value Won 5,000 per share, of KJB Financial Group and KNB Financial Group to the holders of common stock of Woori Finance Holdings.

The date of the Spin-off is expected to be February 1, 2014 (the “Spin-off Date”), subject to approval by the shareholders of Woori Finance Holdings and applicable regulatory authorities. On a specified distribution date, which is expected to be February 13, 2014 (the “Share Distribution Date”), each holder of Woori Finance Holdings’ common stock as of a specified record date, which is expected to be January 28, 2014 (the “Record Date”), will receive approximately 0.0637 share of common stock of KJB Financial Group and approximately 0.0973 shares of common stock of KNB Financial Group for each share of Woori Finance Holdings’ common stock it holds. The number of shares of common stock of each New Holdco to be distributed in respect of each share of Woori Finance Holdings’ common stock is subject to adjustment as described herein. Holders of American depositary shares (“ADSs”), each representing three shares of common stock of Woori Finance Holdings, will not receive any common stock of the New Holdcos in connection with the Spin-off. Instead, Citibank, N.A., as the depositary for the American depositary receipts program of Woori Finance Holdings (the “Depositary”), will sell the New Holdcos’ common stock it receives in the Spin-off, in a riskless principal capacity, and distribute the net proceeds of such sale to holders of the ADSs, after deducting applicable fees and expenses of the Depositary and applicable taxes and other governmental charges. Neither of the New Holdcos will issue any ADSs or maintain any American depositary receipts program following the Spin-off.

As a result of the Spin-off, pursuant to share consolidation procedures under Korean law, the outstanding shares of common stock of Woori Finance Holdings will be consolidated as of the Spin-off Date such that the shareholders recorded in its shareholder register as of the Record Date will be allotted approximately 0.8390 shares of its common stock in exchange for each outstanding share. The outstanding ADSs of Woori Finance Holdings will also be consolidated as of the Spin-off Date such that holders of such ADSs recorded in the transfer books of the Depositary as of the Record Date will be allotted approximately 0.8390 ADSs in exchange for each outstanding ADS. The number of shares of Woori Finance Holdings’ common stock and ADSs to be allotted in exchange for each outstanding share and ADS, respectively, is subject to adjustment as described herein.

Before Woori Finance Holdings can proceed with the Spin-off, the Spin-off must be approved at an extraordinary general meeting of its shareholders to be held on December 26, 2013 (the “Approval Date”). At the extraordinary general meeting, the shareholders will vote on the approval of the Spin-off. Approval requires the affirmative vote of the holders of at least two-thirds of those shares present or represented at the meeting, and those holders must represent at least one-third of the total issued and outstanding shares with voting rights of Woori Finance Holdings.

Holders of common stock of Woori Finance Holdings will be entitled to attend and vote, either in person or by proxy, at the extraordinary general meeting if they are recorded in its shareholder register on October 31, 2013, which is 56 days prior to the date of the meeting. Holders of Woori Finance Holdings’ ADSs will be entitled to instruct the Depositary as to how to vote the underlying shares of Woori Finance Holdings’ common stock at the extraordinary general meeting in accordance with the procedures set forth in this Information Statement, if those holders were recorded in the Depositary’s transfer books on October 31, 2013.

Your vote is important, regardless of the number of shares you own. The Korea Deposit Insurance Corporation (the “KDIC”), which holds 56.97% of the outstanding common stock of Woori Finance Holdings, is expected to vote its shares in favor of the Spin-off.

No consideration will be paid to any of Woori Finance Holdings, KJB Financial Group and KNB Financial Group for the distribution of the common stock of KJB Financial Group and KNB Financial Group as a consequence of the Spin-off. Beginning on or about February 14, 2014, the common stock of KJB Financial Group and KNB Financial Group is expected to be relisted on the KRX KOSPI Market of the Korea Exchange (the “KRX KOSPI Market”). In each case, admission to relisting and trading is subject to approval by the Korea Exchange.

WOORI FINANCE HOLDINGS IS NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND IN A PROXY.

This information does not constitute an offer to sell or the solicitation of an offer buy any securities. Woori Finance Holdings is furnishing this Information Statement solely to provide information to its shareholders about the proposed Spin-off. This Information Statement is not, and should not be construed as, an inducement or encouragement to buy or sell any securities of Woori Finance Holdings, KJB Financial Group or KNB Financial Group.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of any of these securities or determined if this Information Statement or any document referred to herein is truthful or complete. Any representation to the contrary is a criminal offense.

AVAILABLE INFORMATION

The shares of common stock of each New Holdco to be distributed in connection with the Spin-off have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”). Each New Holdco will be relying on an exemption provided by Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended, and therefore will not be required to register its common stock with the Securities and Exchange Commission (the “SEC”). After the Share Distribution Date, each New Holdco will make certain documents available on its website at www.kjbfg.com or www.knbfg.com, as applicable, in accordance with Rule 12g3-2(b). These documents will consist primarily of English-language versions of its annual report, press releases and certain other information made public in Korea. However, the New Holdcos will not be required to file with the SEC annual reports on Form 20-F or furnish reports on Form 6-K.

Woori Finance Holdings files annual reports on Form 20-F with, and furnishes other reports and information on Form 6-K to, the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials that Woori Finance Holdings files with, or furnishes to, the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The reports and other information that Woori Finance Holdings has filed with, or furnished to, the SEC can also be accessed from the SEC’s website at www.sec.gov. The above documents are also available on Woori Finance Holdings’ website at www.woorifg.com. Information on Woori Finance Holdings’ website is not part of, or incorporated by reference in, this Information Statement.

INCORPORATION BY REFERENCE

This Information Statement “incorporates by reference” documents that Woori Finance Holdings files with, or furnishes to, the SEC, which means that important information is disclosed to you by referring you to those documents. The information incorporated herein by reference is considered to be part of this Information Statement, and certain later information that Woori Finance Holdings files with, or furnishes to, the SEC will automatically update and supersede this information. The following documents are incorporated by reference:

•	Woori Finance Holdings’ annual report on Form 20-F for the fiscal year ended December 31, 2012 (the “Woori Finance Holdings 20-F”), filed with the SEC on April 30, 2013;

•	Woori Finance Holdings’ report on Form 6-K containing interim financial information, filed with the SEC on August 15, 2013;

•	Woori Finance Holdings’ report on Form 6-K containing a report of a material event (approval of spin-off plan), including the spin-off plan set forth in Exhibit 99.2 thereto (the “Spin-off Plan”), filed with the SEC on August 27, 2013 (the “Spin-off Plan 6-K”);

•	any future filings on Form 20-F made by Woori Finance Holdings with the SEC after the date of this Information Statement and prior to the Share Distribution Date; and

•	any future filings on Form 6-K made by Woori Finance Holdings with the SEC after the date of this Information Statement and prior to the Share Distribution Date that state that they are incorporated by reference into this Information Statement.

You may request a copy of any and all of the information that has been incorporated by reference in this Information Statement and that has not been delivered with this Information Statement, at no cost, by submitting a request in writing, by telephone or by e-mail to:

Woori Finance Holdings Co., Ltd.

Attention: Investor Relations Department

203 Hoehyon-dong, 1-ga, Chung-gu

Seoul 100-792, Korea

Telephone number: +82 2 2125-2110

Facsimile number: +822 2125-2293

E-mail: ir@woorifg.com

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The financial statements of Woori Finance Holdings incorporated by reference into this Information Statement have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, which differ in certain material respects from generally accepted accounting principles in the United States (“U.S. GAAP”).

The financial statements of the New Holdcos included in this Information Statement have been prepared in accordance with IFRS as adopted by Korea (“K-IFRS”), which also differ in certain material respects from U.S. GAAP.

Unless expressly stated otherwise, all financial data included in this Information Statement are presented on a consolidated basis.

In this Information Statement:

•	references to “we,” “us,” “our” or “Woori Finance Holdings” are to Woori Finance Holdings Co., Ltd. and, unless the context otherwise requires, its subsidiaries;

•	references to “Kwangju Bank” are to Kwangju Bank, and unless the context otherwise requires, its subsidiaries;

•	references to “Kyongnam Bank” are to Kyongnam Bank and, unless the context otherwise requires, its subsidiaries;

•	references to “KJB Financial Group” are to KJB Financial Group Co., Ltd. and, unless the context otherwise requires, its subsidiaries;

•	references to “KNB Financial Group” are to KNB Financial Group Co., Ltd. and, unless the context otherwise requires, its subsidiaries;

•	references to a “New Holdco” are to either of KJB Financial Group or KNB Financial Group, and references to the “New Holdcos” are to both KJB Financial Group and KNB Financial Group;

•	references to “Korea” are to the Republic of Korea;

•	references to “Won” or “￦” are to the currency of Korea; and

•	references to “U.S. dollars,” “$” or “US$” are to United States dollars.

Woori Finance Holdings, Kyongnam Bank and Kwangju Bank publish their financial statements in Won. No representation is made that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate or at all.

Discrepancies between totals and the sum of the amounts contained in any table may be a result of rounding.

FORWARD-LOOKING STATEMENTS

The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This Information Statement contains “forward-looking statements,” which may include statements regarding aspects of the Spin-off Plan, including the timetable for the proposed Spin-off.

Words such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “estimate,” “expect,” “future,” “goal,” “intend,” “may,” “objective,” “plan,” “positioned,” “predict,” “project,” “risk,” “seek to,” “shall,” “should,” “will likely result,” “will pursue,” “plan” and words and terms of similar substance used in connection with any discussion of the proposed Spin-off or future operating or financial performance or expectations, plans, projections or business prospects identify forward-looking statements. All forward-looking statements are present expectations of Woori Finance Holdings’ management regarding future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the risks related to Woori Finance Holdings’ business, the risks related to the business of the New Holdcos and the risks relating to the Spin-off, each as discussed under “Risk Factors,” among others, could cause actual results to differ materially from those described in the forward-looking statements. We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date they are made. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

All subsequent forward-looking statements attributable to Woori Finance Holdings or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to this Information Statement.

ENFORCEMENT OF CIVIL LIABILITIES

Woori Finance Holdings is a corporation with limited liability organized under the laws of Korea. All of the directors and officers of Woori Finance Holdings reside in Korea, and all or a significant portion of the assets of the directors and officers and a substantial majority of the assets of Woori Finance Holdings are located in Korea. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or against Woori Finance Holdings in United States courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States. There is also doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the United States federal securities laws.

SUMMARY

The following summary highlight information appearing elsewhere in this Information Statement and does not contain all of the information that may be important to you. You should read this summary together with the more detailed information, including the financial statements and the related notes, appearing elsewhere in this Information Statement and in the documents incorporated by reference. You should carefully read the entire Information Statement and the documents incorporated by reference, including the “Risk Factors” section.

Woori Finance Holdings

Woori Finance Holdings is Korea’s first financial holding company, and its operations include Woori Bank, one of the largest commercial banks in Korea in terms of total assets (including loans). Woori Finance Holdings was established by the KDIC in March 2001 to consolidate the Korean government’s interest in three commercial banks (including Woori Bank, Kyongnam Bank and Kwangju Bank), as well as one merchant bank and a number or other small financial institutions.

Woori Finance Holdings’ subsidiaries collectively engage in a broad range of businesses, including commercial banking, credit cards, capital markets activities, international banking, asset management and life insurance. Woori Finance Holdings provides a wide range of products and services to its customers, which mainly comprise individuals and small- and medium-sized enterprises, as well as some of Korea’s largest corporations. As of June 30, 2013, Woori Finance Holdings had consolidated total assets of Won 337 trillion and consolidated total deposits of Won 207 trillion.

Until the Spin-off Date, Woori Finance Holdings will wholly own Kyongnam Bank and Kwangju Bank, which provide the services described below.

KJB Financial Group

KJB Financial Group will be newly established by Woori Finance Holdings pursuant to the Spin-off. Following the Spin-off, KJB Financial Group will own 100% of the outstanding common stock of Kwangju Bank, and its principal business will be the ownership and operation of Kwangju Bank, as its financial holding company. Established in September 1968, Kwangju Bank is a full service regional commercial bank serving primarily the Gwangju metropolitan area and Jeollanam-do, or South Jeolla Province, in the southwestern region of Korea, with a close relationship with the local communities and a leading market position in such regions.

As of June 30, 2013, Kwangju Bank had approximately three million customers, with 153 branches throughout southwestern Korea and Seoul. As of June 30, 2013, Kwangju Bank had total assets of Won 18,986 billion and total depository liabilities of Won 13,529 billion.

KNB Financial Group

KNB Financial Group will be newly established by Woori Finance Holdings pursuant to the Spin-off. Following the Spin-off, KNB Financial Group will own 100% of the outstanding common stock of Kyongnam Bank, and its principal business will be the ownership and operation of Kyongnam Bank, as its financial holding company. Established in April 1970, Kyongnam Bank is a full service regional commercial bank serving primarily Gyeongsangnam-do, or South Gyeongsang Province, and the Ulsan metropolitan area in the southeastern region of Korea, with a close relationship with the local communities and a leading market position in such regions.

As of June 30, 2013, Kyongnam Bank had approximately two million customers, with 166 branches throughout southeastern Korea and Seoul. As of June 30, 2013, Kyongnam Bank had total assets of Won 30,988 billion and total depository liabilities of Won 22,917 billion.

The Spin-off

KJB Financial Group	KJB Financial Group, Co., Ltd., a new Korean corporation, will be established by Woori Finance Holdings in the Spin-off.

Following the Spin-off, KJB Financial Group will own 100% of the outstanding common stock of Kwangju Bank, and its principal business will be the ownership and operation of Kwangju Bank (the “Kwangju Bank Business”), as its financial holding company.

KNB Financial Group

KNB Financial Group, Co., Ltd., a new Korean corporation, will be established by Woori Finance Holdings in the Spin-off.

Following the Spin-off, KNB Financial Group will own 100% of the outstanding common stock of Kyongnam Bank, and its principal business will be the ownership and operation of Kyongnam Bank (the “Kyongnam Bank Business”), as its financial holding company.

Spin-off Date	The date of the Spin-off is expected to be February 1, 2014.

Shareholder Approval of the Spin-off	The Spin-off is subject to the approval of the shareholders of Woori Finance Holdings, which has scheduled an extraordinary general meeting of its shareholders on December 26, 2013 for this purpose. Approval requires the affirmative vote of the holders of at least two-thirds of those shares present or represented at the meeting, and those holders must represent at least one-third of the total issued and outstanding shares with voting rights of Woori Finance Holdings. No proxy solicitation will be conducted by Woori Finance Holdings in connection with the meeting.

Capital Structure of New Holdcos	Certain details regarding the shares of the New Holdcos to be issued in the Spin-off are as follows:

	KJB Financial Group		KNB Financial Group
Total number of shares of common stock to be issued		51,316,057		78,420,912
Par value per share	￦	5,000	￦	5,000
Issue Amount(1)	￦	861,086,777,543	￦	1,289,859,635,024
Issue Price(2)	￦	16,780	￦	16,447

(1)	Represents the sum of share capital and reserves as of June 30, 2013 as set forth in the Spin-off Plan contained in the Spin-off Plan 6-K, which is incorporated herein by reference, and may change as of the Spin-off Date and will be fixed upon the final determination of the assets and liabilities of Woori Finance Holdings to be transferred in the Spin-off following a review by certified public accountants.
(2)	Represents the issue amount divided by the total number of shares to be issued.

Distribution of New Holdco Shares	The Share Distribution Date is expected to be February 13, 2014. The Record Date is expected to be January 28, 2014.

On the Share Distribution Date, each holder of common stock of Woori Finance Holdings as of the Record Date will receive approximately 0.0637 shares of common stock of KJB Financial Group and approximately 0.0973 shares of common stock of KNB Financial Group for each share of Woori Finance Holdings’ common stock it holds. The number of shares of common stock of each New Holdco to be distributed in respect of each outstanding share of Woori Finance Holdings’ common stock is subject to adjustment as described herein.

Shareholders who would otherwise be entitled to fractional shares will receive a cash payment in lieu thereof based upon the closing price of the newly issued shares of common stock of the relevant New Holdco on the first day of their relisting on the KRX KOSPI Market.

Capital Reduction of Woori Finance Holdings

Pursuant to the share consolidation procedures set forth in Articles 440 through 444 of the Commercial Code of Korea, Woori Finance Holdings’ outstanding shares of common stock will be consolidated as of the Spin-off Date such that the shareholders recorded in its shareholder register as of the Record Date will be allotted approximately 0.8390 shares of its common stock for each outstanding share. The number of shares of Woori Finance Holdings’ common stock to be allotted in exchange for each outstanding share is subject to adjustment as described herein.

Shareholders who would otherwise be entitled to fractional shares from the share consolidation will receive a cash payment in lieu thereof based upon the closing price of shares of Woori Finance Holdings’ common stock on the first day of their modified listing on the KRX KOSPI Market.

Effect of the Spin-off on ADS Holders	Each Woori Finance Holdings ADS represents three shares of its common stock. Beginning on the Approval Date, each Woori Finance Holdings ADS will also represent the right to receive approximately 0.1911 shares of common stock of KJB Financial Group and approximately 0.2919 shares of common stock of KNB Financial Group, subject to adjustment as described herein. Such shares of the New Holdcos will be received on the Share Distribution Date by the Depositary, as the registered holder of the Woori Finance Holdings’ common stock underlying the ADS, on behalf of the ADS holders. However, pursuant to the deposit agreement relating to the ADSs, the Depositary has determined that it is not commercially feasible to distribute such shares to holders of the ADSs. Accordingly, the Depositary will sell the New Holdcos’ common stock it receives in the Spin-off, in a riskless principal capacity, following the relisting of such common stock on the KRX KOSPI Market and distribute the net proceeds of such sale to holders of the ADSs, after deducting applicable fees and expenses of the Depositary and applicable taxes and other governmental charges.

The outstanding ADSs of Woori Finance Holdings will also be consolidated as of the Spin-off Date such that holders of such ADSs recorded in the Depositary’s transfer books as of the Record Date will be allotted approximately 0.8390 ADSs in exchange for each outstanding ADS, subject to adjustment as described herein.

Neither of the New Holdcos will issue any ADSs or maintain an American depositary receipts program.

Listing and Trading of New Holdco Shares and Woori Finance Holdings Shares

The New Holdcos will apply for relisting of their respective newly issued common stock on the KRX KOSPI Market in accordance with its listing rules. The relisting application will be reviewed and approved by the Korea Exchange in accordance with such listing rules if all applicable requirements are satisfied. The date of relisting (the “Relisting Date”) is expected to be on or about February 14, 2014, which date may change.

Woori Finance Holdings will have the current listing of its common stock on the KRX KOSPI Market modified to reflect the Spin-off through a listing change process. The date of the modified listing is tentatively scheduled to be on or about February 14, 2014, which date may change. Trading of Woori Finance Holdings’ securities will be suspended from January 27, 2014 up to and including the day before the date of its modified listing.

Rights of Shareholders and Creditors

After the Approval Date, on or about December 27, 2013, Woori Finance Holdings will publish a public announcement regarding a creditor objection period during which time its creditors may file objections regarding the Spin-off with Korean courts. Such creditor objection period is expected to be from December 27, 2013 to January 28, 2014. In connection with such an objection, a court may temporarily suspend the Spin-off in certain circumstances.

Because the Spin-off will be in the form of a simple spin-off pursuant to Article 530, Section 2 through 11 of the Commercial Code of Korea, dissenting shareholders of Woori Finance Holdings will not have any appraisal rights with respect to their shares in connection with the Spin-off.

Certain Tax Consequences

Certain Korean taxes may be imposed on Woori Finance Holdings and the shareholders of the New Holdcos if a proposed amendment to the Tax Reduction and Exemption Control Act of Korea that would allow the Spin-off to be recognized as a tax-free transaction is not adopted by the Korean National Assembly or does not become effective prior to the Spin-off Date.

The U.S. federal income tax treatment of the Spin-off is uncertain, but the Spin-off is expected to be a taxable transaction to U.S. holders of Woori Finance Holdings’ common stock and ADSs. No rulings have been or will be sought from the U.S. Internal Revenue Services (the “IRS”) concerning whether the Spin-off qualifies for tax-free treatment, and there is no assurance that the IRS will not take a contrary view or that a court would not agree with the IRS if the matter were contested. U.S. holders are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences of the Spin-off, including the conditions for tax-free treatment under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”).

For further information, see “The Spin-Off—Certain Tax Consequences.”

RISK FACTORS

You should carefully review the information contained in this Information Statement, including the following matters.

RISKS RELATING TO THE NEW HOLDCOS

Risks relating to the Banks’ corporate loan portfolios

Each Bank has significant exposure to SMEs, and any financial difficulties experienced by these customers may result in a deterioration of such Bank’s asset quality and have an adverse impact on such Bank.

Each Bank’s core businesses include lending to small- and medium-sized enterprises (“SMEs”). Kyongnam Bank estimates that its aggregate loans to SMEs increased from Won 9,768 billion as of December 31, 2010 to Won 13,745 billion as of June 30, 2013, and Kwangju Bank estimates that its aggregate loans to SMEs increased from Won 5,676 billion as of December 31, 2010 to Won 7,284 billion as of June 30, 2013, in each case based on internal classifications. During that period, Kyongnam Bank estimates that its loans to SMEs classified as substandard or below, calculated in accordance with applicable Financial Supervisory Service reporting guidelines, decreased from Won 216 billion to Won 164 billion, while the ratio of its loans to SMEs classified as substandard or below to its total loans to SMEs decreased from 2.2% as of December 31, 2010 to 1.2% as of June 30, 2013. During the same period, Kwangju Bank estimates that its loans to SMEs classified as substandard or below, calculated in accordance with applicable Financial Supervisory Service reporting guidelines, decreased from Won 295 billion to Won 124 billion, while the ratio of its loans to SMEs classified as substandard or below to its total loans to SMEs decreased from 5.2% as of December 31, 2010 to 1.7% as of June 30, 2013.

In recent years, both Banks have taken measures which sought to contain delinquencies in their loans to SMEs, including through strengthening the review of loan applications and closer monitoring of the post-loan performance of SME borrowers in industry sectors that are relatively more sensitive to downturns in the economy and have shown higher delinquency ratios, such as construction, retail and wholesale, restaurants and hospitality and real estate. Despite such efforts, however, there is no assurance that delinquency levels for either Bank’s loans to SMEs will not rise in the future. In particular, financial difficulties experienced by SMEs as a result of, among other things, adverse economic conditions in Korea and globally in recent years may lead to a deterioration in the asset quality of each Bank’s loans to this segment. Any such deterioration would result in increased charge-offs and higher bad debt expenses and reduced interest and fee income from this segment, which could have a material adverse impact on each Bank’s financial condition and results of operations.

In light of the deteriorating financial condition and liquidity position of SMEs in Korea as a result of the global financial crisis commencing in the second half of 2008, the Korean government introduced measures intended to encourage Korean banks to provide financial support to SME borrowers. For example, the Korean government requested Korean banks, including the Banks, to establish a “fast track” program to provide liquidity assistance to SMEs on an expedited basis. Under the “fast track” programs established by the Banks, which are currently expected to be effective through December 31, 2013, liquidity assistance is provided to SME borrowers applying for such assistance, in the form of new short term loans or maturity extensions or interest rate adjustments with respect to existing loans, after expedited credit review and approval by the relevant Bank. The overall prospects for the Korean economy in the remainder of 2013 and beyond remain uncertain, and the Korean government may extend or renew existing or past policies and initiatives or introduce new policies or initiatives to encourage Korean banks to provide financial support to SMEs. Each Bank believes that, to date, its participation in such government-led initiatives (primarily through the “fast track” program) has not caused such Bank to extend a material amount of credit that it would not have otherwise extended nor materially impacted its results of operations and financial condition in general. Furthermore, loans made by the Banks under the “fast track” program are partially guaranteed by the Korean government’s public financial institutions, including the Korea Credit Guarantee Fund and the Korea Technology Finance Corporation. However, there can be no assurance that the Banks’ future participation in such government-led initiatives would not lead them to extend credit to SME borrowers that they would not otherwise extend, or offer terms for such credit that they would not otherwise offer, in the absence of such initiatives. Furthermore, there is no guarantee that the financial condition and liquidity position of either Bank’s SME borrowers benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis, or at all. Accordingly, increases in either Bank’s exposure to SMEs resulting from such Korean government-led initiatives may have a material adverse effect on such Bank’s results of operations and financial condition.

In addition, many SMEs have close business relationships with the largest Korean commercial conglomerates, known as “chaebols,” primarily as suppliers. Any difficulties encountered by those chaebols would likely hurt the liquidity and financial condition of related SMEs, including those to which the Banks have exposure, also resulting in an impairment of their ability to repay loans.

Many SMEs represent sole proprietorships or very small businesses dependent on a relatively limited number of suppliers or customers and tend to be affected to a greater extent than large corporate borrowers by fluctuations in the Korean and global economy. In addition, SMEs often maintain less sophisticated financial records than large corporate borrowers. Therefore, it is generally more difficult for the Banks to judge the level of risk inherent in lending to these enterprises, as compared to large corporations.

Each Bank has exposure to Korean construction and shipbuilding companies, and financial difficulties of these companies may have an adverse impact on such Bank.

As of June 30, 2013, the total amount of loans provided to construction and shipbuilding companies in Korea amounted to Won 469 billion and Won 1,011 billion, or 2.1% and 4.6% of its total loans in Won, respectively, in the case of Kyongnam Bank and Won 974 billion and Won 53 billion, or 8.0% and 0.4% of its total loans in Won, respectively, in the case of Kwangju Bank. Each Bank also has other exposures to Korean construction and shipbuilding companies, including in the form of guarantees extended for the benefit of such companies and debt and equity securities of such companies held by such Bank. In the case of shipbuilding companies, such exposures include refund guarantees extended by each Bank on behalf of shipbuilding companies to cover their obligation to return a portion of the ship order contract amount to customers in the event of performance delays or defaults under shipbuilding contracts. In the case of construction companies, each Bank also has potential exposures in the form of guarantees provided to such Bank by general contractors with respect to financing extended by them for residential and commercial real estate development projects, as well as commitments to purchase asset-backed securities secured by the assets of companies in the construction industry and other commitments such Bank enters into relating to project financing for such real estate projects which may effectively function as guarantees.

The construction industry in Korea has experienced a downturn in recent years, due to excessive investment in residential property development projects, stagnation of real property prices and reduced demand for residential property, especially in areas outside of Seoul, including as a result of the deterioration of the Korean economy commencing in the second half of 2008. In October 2008, the Korean government implemented a Won 9 trillion support package for the benefit of the Korean construction industry, including a program to buy unsold housing units and land from construction companies. The shipbuilding industry in Korea has also experienced a severe downturn in recent years due to a significant decrease in ship orders, primarily due to adverse conditions in the global economy and the resulting slowdown in global trade. In response to the deteriorating financial condition and liquidity position of borrowers in the construction and shipbuilding industries, which were disproportionately impacted by adverse economic developments in Korea and globally, the Korean government implemented a program in the first half of 2009 to promote expedited restructuring of such borrowers by their Korean creditor financial institutions, under the supervision of major commercial banks. In accordance with such program, 24 construction companies and five shipbuilding companies became subject to workout in 2009, following review by their creditor financial institutions (including the Banks) and the Korean government. In addition, in June 2010, the Financial Services Commission and the Financial Supervisory Service announced that, following credit risk evaluations conducted by six creditor financial institutions (including the Banks) of companies in Korea with outstanding debt of Won 50 billion or more, 65 companies were selected by such financial institutions for restructuring in the form of workout, liquidation or court receivership. Of such 65 companies, 16 were construction companies and three were shipbuilding companies. More recently, in July 2012, the Financial Services Commission and the Financial Supervisory Service announced the results of subsequent credit risk evaluations conducted by creditor financial institutions (including the Banks) of companies in Korea, in which 36 companies with outstanding debt of Won 50 billion or more (17 of which were construction companies and one of which was a shipbuilding company) were selected by such financial institutions for restructuring in the form of workout, liquidation or court receivership. There is no assurance, however, that these measures will be successful in stabilizing the Korean construction and shipbuilding industries.

The provision for credit losses that each Bank has established against its credit exposures to Korean construction and shipbuilding companies may not be sufficient to cover all future losses arising from these and other exposures. If the credit quality of either Bank’s exposures to Korean construction and shipbuilding companies declines, such Bank may incur substantial additional bad debt expenses, which could adversely impact such Bank’s results of operations and financial condition. Furthermore, although a portion of each Bank’s loans to construction and shipbuilding companies is secured by collateral, such collateral may not be sufficient to cover uncollectible amounts in respect of such loans.

The Banks also have construction-related credit exposures under their project financing loans for real estate development projects in Korea. In light of the general deterioration in the asset quality of real estate project financing loans in Korea in recent years, Korean banks, including the Banks, implemented a uniform set of guidelines regarding the evaluation of real estate development projects and asset quality classification of project financing loans for such projects in September 2010. Under these guidelines, which became effective from the third quarter of 2010, Korean banks are generally required to apply more stringent criteria in evaluating the asset quality of real estate project financing loans. As a result, each Bank may be required to establish additional provisions with respect to its outstanding real estate project financing loans, which could adversely affect its financial condition and results of operations.

A large portion of the credit exposure of each Bank is concentrated in a relatively small number of corporate borrowers which increases the risk of such Bank’s corporate credit portfolio.

As of June 30, 2013, credit exposures (including loans and confirmed and unconfirmed guarantees calculated in accordance with applicable Financial Supervisory Service guidelines) of Kyongnam Bank and Kwangju Bank to their respective ten largest borrowers totalled Won 735 billion and Won 644 billion, respectively, which accounted for 3.0% and 4.8% of the total credit exposures of Kyongnam Bank and Kwangju Bank, respectively. As of that date, Kyongnam Bank’s single largest corporate exposure was to Joongwon Co., Ltd., to which it had outstanding credit exposures (which was in the form of loans in Won) of Won 91 billion, representing 0.4% of its total credit exposures. As of the same date, Kwangju Bank’s single largest corporate exposure was to LG Chem Co., Ltd., to which it had outstanding credit exposures (which was in the form of loans) of Won 130 billion, representing 1.0% of its total credit exposures. Any deterioration in the financial condition of either Bank’s large borrowers may require such Bank to record substantial additional charge-offs and bad debt expenses and may have a material adverse impact on such Bank’s results of operations and financial condition.

Each Bank has exposure to companies that are currently or may in the future be put in restructuring, and either Bank may suffer losses as a result of additional bad debt expenses required and/or the adoption of restructuring plans with which such Bank does not agree.

As of June 30, 2013, Kyongnam Bank’s credit exposures to companies that were in workout or corporate restructuring amounted to Won 281 billion, or 1.2% of its total credit exposures. As of the same date, Kwangju Bank’s credit exposures to such companies amounted to Won 110 billion or 0.8% of its total credit exposures. As of the same date, provision for credit losses on these credit exposures amounted to Won 86 billion (or 37.2% of such exposures) in the case of Kyongnam Bank and Won 33 billion (or 30.0% of such exposures) in the case of Kwangju Bank. These provisions may not be sufficient to cover all future losses arising from the Banks’ respective credit exposures to these companies. Furthermore, each Bank has other exposures to such companies, in the form of debt and equity securities of such companies held by such Bank (including equity securities such Bank acquired as a result of debt-to-equity conversions). Either Bank’s exposures to such companies may also increase in the future, including as a result of adverse conditions in the Korean economy. In addition, in the case of borrowers that are or become subject to workout, either Bank may be forced to restructure such Bank’s credits pursuant to restructuring plans approved by other creditor financial institutions of the borrower, or to dispose of such Bank’s credits to other creditors on unfavorable terms, which may adversely such Bank’s results of operations and financial condition.

Each Bank has exposure to member companies of the STX Group, and financial difficulties of these companies may adversely impact such Bank.

Certain member companies of the STX Group, one of Korea’s top-30 chaebols, have been experiencing financial difficulties, including as a result of the prolonged slowdown in the Korean construction and shipbuilding industries since the global financial crisis commencing in the second half of 2008. In April 2013, STX Construction Co., Ltd. (“STX Construction”) filed for court receivership with the Seoul Central District Court, which is currently pending before the court. In June 2013, STX Pan Ocean Co., Ltd. (“STX Pan Ocean”) also filed for court receivership with the Seoul Central District Court, which is currently pending before the court. Certain other member companies of the STX Group, including STX Corporation, which is the holding company of the STX Group, and its subsidiaries STX Offshore & Shipbuilding Co., Ltd. (“STX O&S”), STX Heavy Industries Co., Ltd. (“STX Heavy Industries”), and STX Engine Co., Ltd. (“STX Engine”), are in negotiations with their creditors to begin a voluntary, out-of-court debt restructuring program. Other member companies of the STX Group may also undergo out-of-court debt restructuring programs, file for court receivership or otherwise default on their debt in the future as a result of financial or operational difficulties or otherwise. As of June 30, 2013, aggregate credit exposures of Kyongnam Bank and Kwangju Bank to the member companies of the STX Group, consisting primarily of loans and guarantees extended to such companies, amounted to Won 172 billion and Won 160 billion, respectively, including Won 92 billion and none, respectively, of aggregate exposures to STX Construction, STX Pan Ocean, STX Corporation, STX O&S, STX Heavy Industries and STX Engine. As of June 30, 2013, provisions for credit losses of Kyongnam Bank and Kwangju Bank with respect to such credit exposures to the STX Group amounted to Won 15 billion and Won 10 billion, respectively, of which Won 12 billion and none, respectively, were with respect to credit exposures to STX Construction, STX Pan Ocean, STX Corporation, STX O&S, STX Heavy Industries and STX Engine. Moreover, the terms of the restructuring program currently under negotiation may require the creditors, including the Banks, to extend additional credit to such companies. To the extent that either Bank needs to set aside significant additional provisions in the remainder of 2013 and beyond with respect to its current and any additional exposures to the member companies of the STX Group, such provisions may have a material adverse impact on such Bank’s results of operations. Furthermore, such provisions may not be sufficient to cover all future losses arising from such Bank’s exposures to these companies. In the event that the financial condition of these companies deteriorates further in the future, either Bank may be required to record additional provisions for credit losses, as well as charge-offs and valuation or impairment losses, which may have a material adverse effect on such Bank’s financial condition and results of operations.

Risks relating to the Banks’ consumer credit portfolios and credit card portfolios

Future changes in market conditions as well as other factors may lead to increases in delinquency levels of the consumer loan portfolio of each Bank.

In recent years, consumer debt has increased significantly in Korea. The consumer loan portfolios of Kyongnam Bank and Kwangju Bank have grown from Won 3,424 billion and Won 2,689 billion, respectively, as of December 31, 2010 to Won 6,052 billion and Won 3,525 billion, respectively, as of June 30, 2013. As of such date, loans to households represented 27.5% and 28.5% of the total Won-denominated loans of Kyongnam Bank and Kwangju Bank, respectively. The growth of each Bank’s consumer lending business, which generally offers higher margins than other lending activities, contributed significantly to such Bank’s interest income and profitability in recent years.

The growth of each Bank’s consumer loan portfolio, together with adverse economic conditions in Korea and globally in recent years, may lead to increases in delinquency levels and a deterioration in asset quality for such Bank. Higher delinquencies in either Bank’s consumer loan portfolio will require such Bank to increase its provision for credit losses and charge-offs, which in turn will adversely affect its financial condition and results of operations.

The Banks’ large exposures to consumer debt mean that they are exposed to changes in economic conditions affecting Korean consumers. Accordingly, a rise in unemployment, an increase in interest rates, deterioration of the real estate market or difficulties in the Korean economy may have an adverse effect on Korean consumers, which could result in reduced growth and further deterioration in the credit quality of the Banks’ respective consumer loan portfolios. In order to minimize the risk arising from such exposures, each Bank is continuing to strengthen such Bank’s risk management processes, including further improving its consumer lending processes, upgrading its consumer credit rating system, as well as strengthening the overall management of its consumer loan portfolio. Despite the Banks’ efforts, however, there is no assurance that either Bank will be able to prevent significant credit quality deterioration in such Bank’s consumer loan portfolio.

In light of adverse conditions in the Korean economy affecting consumers, in March 2009, the Financial Services Commission requested Korean banks, including the Banks, to establish a “pre-workout program,” including a credit counselling and recovery service, for retail borrowers with outstanding short-term debt. The pre-workout program has been in operation since April 2009 and, following extensions by the Korean government, is expected to continue indefinitely. Under the pre-workout program, maturity extensions and/or interest reductions are provided for retail borrowers with total loans of less than Won 1.5 billion (consisting of no more than Won 500 million of unsecured loans and Won 1 billion of secured loans) who are in arrears on their payments for more than 30 days but less than 90 days. While neither Bank believes that its participation in such pre-workout program has had a material impact on the overall credit quality of its consumer loan portfolio or on its results of operations and financial condition to date, each Bank’s future participation in such government-led initiatives to provide financial support to retail borrowers may lead such Bank to offer credit terms for such borrowers that it would not otherwise offer, in the absence of such initiatives, which may have an adverse effect on such Bank’s results of operations and financial condition.

Each Bank’s credit card operation may generate losses in the future, which could hurt such Bank’s financial condition and results of operations.

With respect to the Banks’ credit card portfolios, the delinquency ratio (which represents the ratio of amounts that are overdue by 30 days or more to total outstanding balances) increased from 1.67% as of December 31, 2010 to 2.61% as of June 30, 2013 in the case of Kyongnam Bank and decreased from 1.22% as of December 31, 2010 to 1.04% as of June 30, 2013 in the case of Kwangju Bank. In line with industry practice, both Banks have also restructured a portion of their respective delinquent credit card account balances (defined as balances overdue by 30 days or more) as loans. Because these restructured loans are not treated as being delinquent at the time of restructuring or for a period of time thereafter, the Banks’ delinquency ratios may not fully reflect all delinquent amounts relating to their outstanding credit card balances. Delinquencies may increase in the remainder of 2013 and in the future as a result of, among other things, adverse economic conditions in Korea and the inability of Korean consumers to manage increased household debt.

Despite each Bank’s continuing efforts to sustain and improve its credit card asset quality and performance, either Bank may experience increased delinquencies or deterioration of the asset quality of its credit card portfolio, which would require such Bank to increase its bad debt expenses and charge-offs and adversely affect such Bank’s overall financial condition and results of operations.

A decline in the value of the collateral securing either Bank’s consumer loans and such Bank’s inability to realize full collateral value may adversely affect such Bank’s consumer credit portfolio.

A substantial portion of each Bank’s consumer loans is secured by real estate, the values of which have fluctuated significantly in recent years. Although both Banks have a general policy to lend up to 60% of the appraised value of collateral (except in areas of high speculation designated by the Korean government where the Banks generally limit their lending to 40% to 60% of the appraised value of collateral) and to periodically re-appraise their collateral, the downturn in the real estate markets in Korea in recent years has resulted in declines in the value of the collateral securing their mortgage and home equity loans. If collateral values decline further in the future, they may not be sufficient to cover uncollectible amounts in respect of either Bank’s secured loans. Any future declines in the value of the real estate or other collateral securing either Bank’s consumer loans, or either Bank’s inability to obtain additional collateral in the event of such declines, could result in a deterioration in such Bank’s asset quality and may require such Bank to record additional provisions for credit losses.

In Korea, foreclosure on collateral generally requires a written petition to a court. An application, when made, may be subject to delays and administrative requirements that may decrease the value of such collateral. Neither Bank can guarantee that it will be able to realize the full value on its collateral as a result of, among other factors, delays in foreclosure proceedings and defects in the perfection of such Bank’s security interest in collateral. Either Bank’s failure to recover the expected value of collateral could expose such Bank to potential losses.

Risks relating to the Banks’ strategies

Although increasing fee income is an important part of both Banks’ strategy, the Banks may not be able to do so.

Both Banks have historically relied on interest income as their respective primary revenue sources. While each Bank has developed new sources of fee income, including bancassurance and investment products, as part of such Bank’s business strategy, such Bank’s ability to increase its fee income and thereby reduce its dependence on interest income will be affected by the extent to which its customers generally accept the concept of fee-based services. Historically, customers in Korea have generally been reluctant to pay fees in return for value-added financial services, and their continued reluctance to do so will adversely affect the implementation of this aspect of each Bank’s strategy to increase its fee income. Furthermore, the fees that the Banks charge to customers are subject to regulation by Korean financial regulatory authorities, which may seek to implement regulations or measures that may also have an adverse impact on each Bank’s ability to achieve this aspect of its strategy.

Either Bank may suffer customer attrition or either Bank’s net interest margin may decrease as a result of its competitor’s strategy.

Each Bank has been pursuing, and intends to continue to pursue, a strategy of maintaining or enhancing its margins where possible and avoid, to the extent possible, entering into price competition. In order to execute this strategy, each Bank will need to maintain relatively low-interest rates on its deposit products while charging relatively higher rates on loans. If other banks and financial institutions adopt a strategy of expanding market share through interest rate competition, either Bank may suffer customer attrition due to rate sensitivity. In addition, either Bank may in the future decide to compete to a greater extent based on interest rates, which could lead to a decrease in such Bank’s net interest margin. Any future decline in either Bank’s customer base or its net interest margin as a result of such Bank’s future competition strategy could have an adverse effect on its results of operations and financial condition.

There can be no assurance that either Bank will be able to successfully execute its growth and expansion strategies.

Each Bank is seeking, through organic growth, to increase its total assets and expand its operations in the primary region in which such Bank is located, by leveraging its expertise in and relationships with regional SME and retail customers. There can be no assurance that either Bank will be able to successfully execute its growth and expansion strategies as each Bank faces competition from nationwide commercial banks and other financial institutions, many of which have greater financial resources than such Bank. Furthermore, the Banks’ growth and expansion strategies may place a strain on their respective managerial, operational and financial resources. Each Bank’s ability to manage its growth will depend on its ability to continue to implement and improve operational, financial and management systems on a timely basis and to expand, train, motivate and manage its workforce. No assurances can be made that either Bank’s systems, procedures and controls will be adequate to support its future growth. Any failure by either Bank to manage its growth and expansion could have an adverse impact on such Bank’s business, financial condition and results of operations.

Risks relating to competition

Competition in the Korean financial industry is intense, and either Bank may lose market share and experience declining margins as a result.

Competition in the Korean financial industry has been and is likely to remain intense. Many of the financial institutions that each Bank competes with have longer operating histories, larger networks, greater financial resources or more specialized capabilities than such Bank. In the SME and consumer lending businesses which have been the Banks’ traditional core businesses, competition has increased significantly and is expected to increase further. Most Korean banks have been focusing on retail customers and SMEs in recent years, although they have also begun to generally increase their exposure to large corporate borrowers. In addition, the profitability of either Bank’s consumer banking and credit card operations may decline as a result of growing market saturation in the consumer lending and credit card segments, increased interest rate competition, pressure to lower the fee rates applicable to such Bank’s credit cards (particularly merchant fee rates) and higher marketing expenses. Intense and increasing competition has made and continues to make it more difficult for each Bank to secure SME, retail and credit card customers with the credit quality and on credit terms necessary to achieve its business objectives in a commercially acceptable manner.

In addition, the Banks believe that regulatory reforms and the general evolution of business practices in Korea will lead to increased competition among financial institutions in Korea. The Banks also believe that foreign financial institutions, many of which have greater experience and resources than either Bank, will seek to compete with them in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. Furthermore, a number of significant mergers and acquisitions in the financial industry have taken place in Korea over the past decade, including the acquisition of Koram Bank by an affiliate of Citibank in 2004, Standard Chartered Bank’s acquisition of Korea First Bank in 2005, Chohung Bank’s merger with Shinhan Bank in April 2006 and Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in February 2012. It is expected that consolidation in the financial industry will continue. Other financial institutions may seek to acquire or merge with other entities, and the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for each Bank. Increased competition and continuing consolidation may lead to decreased margins, resulting in a material adverse impact on each Bank’ future profitability. Accordingly, each Bank’s results of operations and financial condition may suffer as a result of increasing competition in the Korean financial industry.

Risks relating to liquidity and capital management

A considerable increase in interest rates could decrease the value of each Bank’s debt securities portfolio and raise its funding costs while reducing loan demand and the repayment ability of its borrowers, which could adversely affect such Bank.

Interest rates in Korea have been subject to significant fluctuations in recent years. In late 2008 and early 2009, the Bank of Korea reduced its policy rate by a total of 325 basis points to support Korea’s economy amid the global financial crisis, and left such rate unchanged at 2.00% throughout 2009. In an effort to stem inflation amid improved growth prospects, the Bank of Korea gradually increased its policy rate in 2010 and 2011. However, the Bank of Korea reduced its policy rate to 3.00% in July 2012 and further reduced such rate to 2.75% in October 2012 and 2.50% in May 2013 to support Korea’s economy in light of the recent slowdown in Korea’s growth and uncertain global economic prospects. All else being equal, an increase in interest rates leads to a decline in the value of each Bank’s portfolios of debt securities, which generally pay interest based on a fixed rate. A sustained increase in interest rates will also raise each Bank’s funding costs, while reducing loan demand, especially among consumers. Rising interest rates may therefore require each Bank to re-balance its asset portfolios and its respective liabilities in order to minimize the risk of potential mismatches and maintain profitability.

In addition, rising interest rate levels may adversely affect the Korean economy and the financial condition of each Bank’s SME and retail borrowers, including holders of its credit cards, which in turn may lead to a deterioration in the asset equity of such Bank’s credit portfolios. Since most of each Bank’s SME and consumer loans bear interest at rates that adjust periodically based on prevailing market rates, a sustained increase in interest rate levels will increase the interest costs of such Bank’s SME and retail borrowers and could adversely affect their ability to make payments on their outstanding loans.

Each Bank’s funding is highly dependent on short-term deposits, which dependence may adversely affect its operations.

Both Banks meet a significant amount of their funding requirements through short-term funding sources, which consist primarily of customer deposits. As of June 30, 2013, most of the Banks’ respective deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of each Bank’s customer deposits have been rolled over upon maturity. Neither Bank can guarantee, however, that depositors will continue to roll over their deposits in the future. In the event that a substantial number of either Bank’s short-term deposit customers withdraw their funds or fail to roll over their deposits as higher-yielding investment opportunities emerge, such Bank’s liquidity position could be adversely affected. Either Bank may also be required to seek more expensive sources of short-term and long-term funding to finance its operations.

Each Bank may be required to raise additional capital if its capital adequacy ratio deteriorates or the applicable capital requirements change in the future, but it may not be able to do so on favorable terms or at all.

Under the capital adequacy requirements of the Financial Services Commission, each Bank is required to maintain a minimum Tier I capital adequacy ratio of 4.0% and a combined Tier I and Tier II capital adequacy ratio of 8.0%, on a consolidated basis. As of June 30, 2013, Kyongnam Bank’s and Kwangju Bank’s Tier I capital adequacy ratios were 8.96% and 9.48%, respectively, and their combined Tier I and Tier II capital adequacy ratios were 12.58% and 12.85%, respectively, all of which exceeded the minimum levels required by the Financial Services Commission. However, either Bank’s capital base and capital adequacy ratios may deteriorate in the future if such Bank’s results of operations or financial condition deteriorate for any reason, including as a result of a deterioration in the asset quality of such Bank’s SME or consumer loans, or if such Bank is not able to deploy its funding into suitably low-risk assets.

In December 2009, the Basel Committee on Banking Supervision introduced a new set of measures to supplement Basel II which include, among others, a requirement for higher minimum capital, introduction of a leverage ratio as a supplementary measure to the capital adequacy ratio and flexible capital requirements for different phases of the economic cycle. Additional details regarding such new measures, including an additional capital conservation buffer and countercyclical capital buffer, liquidity coverage ratio and other supplemental measures, were announced by the Group of Governors and Heads of Supervision of the Basel Committee on Banking Supervision in September 2010. After further impact assessment and observation periods, the Basel Committee on Banking Supervision began phasing in the new set of measures, referred to as Basel III, starting from 2013. In September 2012, the Financial Services Commission announced its plans to implement a new set of regulations that will, among other things, require Korean banks to comply with stricter minimum capital ratio requirements beginning in 2013 and additional minimum capital conservation buffer requirements starting in 2016. Under the proposed regulations, Korean banks will be required to maintain a minimum ratio of Tier I common capital (which principally includes equity capital, capital surplus and retained earnings less regulatory reserve for loan losses) to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% in 2013, which minimum ratios are to increase to 4.0% and 5.5%, respectively, in 2014 and 4.5% and 6.0%, respectively, in 2015. Such requirements would be in addition to the existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which will remain unchanged. The proposed regulations also contemplate an additional capital conservation buffer of 0.625% starting in 2016, with such buffer to increase to 2.5% by 2019. However, in December 2012, the Financial Services Commission announced that the implementation of the proposed Basel III measures in Korea would be delayed pending the implementation of Basel III in the European Union, the United States and other countries. In May 2013, the Financial Services Commission announced that major Asian countries have already started implementing Basel III in the first quarter of 2013 and that the proposed Basel III measures relating to stricter minimum capital ratio requirements will be implemented in Korea starting from December 1, 2013. In July 2013, the Financial Services Commission further announced that the commencement of implementation of Basel III from December 1, 2013 will apply not only to banks but also to financial holding companies. The implementation of Basel III in Korea may have a significant effect on the capital requirements of Korean financial institutions, including the Banks.

Either Bank may be required to obtain additional capital in the future in order to remain in compliance with more stringent capital adequacy and other regulatory requirements. However, the Banks may not be able to obtain additional capital on favorable terms, or at all. Either Bank’s ability to obtain additional capital at any time may be constrained to the extent that banks or other financial institutions in Korea, or from other Asian countries, are seeking to raise capital at the same time. To the extent that either Bank fails to comply with applicable capital adequacy ratio or other regulatory requirements in the future, Korean regulatory authorities may impose penalties on such Bank ranging from a warning to suspension or revocation of its banking license.

Other risks relating to the Banks’ businesses

Difficult conditions in the global financial markets could adversely affect each Bank’s results of operations and financial condition.

The Korean economy is closely tied to, and is affected by developments in, the global economy. While the rate of deterioration of the global economy since the commencement of the global financial crisis in 2008 has slowed, with some signs of stabilization and improvement, the overall prospects for the Korean and global economy in the remainder of 2013 and beyond remain uncertain. Starting in the second half of 2011, the global financial markets have experienced significant volatility as a result of, among other things, the financial difficulties affecting many governments worldwide, in particular in Cyprus, Greece, Spain, Italy and Portugal, as well as concerns in recent months regarding the timing and potential economic impact of a future scale-down by the U.S. Federal Reserve Board of its “quantitative easing” stimulus program. In addition, measures adopted by the international community to sanction Iran for its nuclear weapons program, as well as recent political and social instability in various countries in the Middle East and Northern Africa, including in Syria, Egypt, Libya and Yemen, have resulted in volatility and uncertainty in the global energy markets. Any of these or other developments could potentially trigger another financial and economic crisis. Furthermore, in recent months, the Chinese economy has begun to show signs of a potential slowdown, including decreased gross domestic product growth rates and falling real estate price levels in certain urban areas. In response, the Chinese government has implemented stimulus measures, including a decrease in the benchmark interest rate for deposits and loans, but the overall impact of such stimulus measures remains uncertain. In light of the high level of interdependence of the global economy, any of the foregoing developments could have a material adverse effect on the Korean economy and financial markets, and in turn on each Bank’s business, financial condition and results of operations.

As a result of volatile conditions and weakness in the Korean and global economies, as well as factors such as the uncertainty surrounding the global financial markets, fluctuations in oil and commodity prices, interest and exchange rate fluctuations, higher unemployment, lower consumer confidence, increases in inflation rates, potential tightening of fiscal and monetary policies and continued tensions with North Korea, the economic outlook for the financial services sector in Korea in the remainder of 2013 and for the foreseeable future remains uncertain.

An economic downturn in the primary regions in which each Bank operates may adversely affect such Bank’s business, financial condition or results of operations.

Kyongnam Bank conducts most of its operations and generates most of its revenues in South Gyeongsang Province and the Ulsan metropolitan area in the southeastern region of Korea, while Kwangju Bank conducts most of its operations and generates most of its revenues in the Kwangju metropolitan area and the surrounding South Jeolla Province in the southwestern region of Korea. Furthermore, each Bank has extended a substantial portion of its total loans to, and is heavily reliant for its funding requirements on deposits from, customers located in such areas.

As of June 30, 2013, Kyongnam Bank’s aggregate loans to customers located in South Gyeongsang Province and the Ulsan metropolitan area amounted to Won 14,330 billion and Won 3,807 billion, or 65.2% and 17.3% of its total loans in Won, respectively. Of the top ten borrowers of Kyongnam Bank, four were located in South Gyeongsang Province and one in the Ulsan metropolitan area. As of June 30, 2013, Kyongnam Bank’s aggregate deposits from customers located in South Gyeongsang Province and the Ulsan metropolitan area amounted to Won 10,072 billion and Won 3,669 billion, or 45.2% and 16.4% of its total deposits in Won, respectively. Furthermore, as of June 30, 2013, 107 of Kyongnam Bank’s 166 domestic branches and sub-branches were located in South Gyeongsang Province, while 36 of them were located in the Ulsan metropolitan area.

As of June 30, 2013, Kwangju Bank’s aggregate loans to customers located in the Kwangju metropolitan area and South Jeolla Province amounted to Won 6,036 billion and Won 3,159 billion, or 48.8% and 25.6% of its total loans in Won, respectively. Of the top ten borrowers of Kwangju Bank, five were located in the Kwangju metropolitan area. As of June 30, 2013, Kwangju Bank’s aggregate deposits from customers located in the Kwangju metropolitan area and South Jeolla Province amounted to Won 7,819 billion and Won 3,053 billion, or 60.4% and 23.6% of its total deposits in Won, respectively. Furthermore, as of June 30, 2013, 95 of Kwangju Bank’s 155 domestic branches and sub-branches were located in the Kwangju metropolitan area, while 51 of them were located in South Jeolla Province.

Each Bank’s performance, continued growth and the quality and stability of each Bank’s assets and deposits are necessarily dependent on the overall economy of the primary regions in which such Bank operates, which in turn is highly dependent on the performance of the regional manufacturing industries, as well as local real estate prices and the debt service burden on local households, among other factors. As such, any downturn in such industries or increase in the debt service burden on households in the primary regions in which either Bank is located may adversely affect such Bank’s business, financial condition and results of operations.

The KDIC, which will be the controlling shareholder of each New Holdco, and therefore the indirect controlling shareholder, is controlled by the Korean government and could cause such Bank to take actions or pursue policy objectives that may be against its best interests.

The Korean government, through the KDIC, will continue to own 56.97% of the outstanding common stock of each New Holdco and will therefore remain the indirect controlling shareholder of each Bank upon the completion of the Spin-off. So long as the Korean government remains the indirect controlling shareholder of either Bank, it will have the ability to cause such Bank to take actions or pursue policy objectives that may conflict with the best interests of such Bank and its other shareholders. For example, in order to further its public policy goals, the Korean government could request that either Bank participate with respect to a takeover of a troubled financial institution or encourage it to provide financial support to particular entities or sectors. Such actions or others that are not consistent with maximizing either Bank’s profits may have an adverse impact on such Bank’s results of operations and financial condition.

In addition, pursuant to the terms of each Bank’s memorandum of understanding with the KDIC, each Bank is required to take any necessary action to return to the KDIC the funds it injected into such Bank, so long as those actions do not cause a material adverse effect on the normalization of such Bank’s business operations as contemplated by the memorandum of understanding. Any actions that either Bank takes as a result of this requirement may favor the KDIC over such Bank’s other shareholders or creditors and may therefore be against the interests of such Bank and its other shareholders.

Either Bank’s failure to meet the financial and other business targets set forth in the current terms of the memoranda of understanding among it, Woori Finance Holdings and the KDIC may result in substantial harm to it.

Under the current terms of the memoranda of understanding entered into among each Bank, Woori Finance Holdings and the KDIC, each Bank is required to meet financial and business targets and recapitalization goals on a semi-annual and/or quarterly basis until the end of 2013. As a result of deteriorating economic and financial market conditions in Korea and globally, each Bank has failed to meet certain of such targets in the recent years. In October 2010, the KDIC imposed an institutional warning on Kyongnam Bank, as well as reprimands and warnings on 10 current and former executive officers of Kyongnam Bank, in connection with certain fraudulent transactions undertaken on behalf of Kyongnam Bank by certain employees and their potential impact on Kyongnam Bank. In April 2013, the KDIC elected not to impose any penalties on Kwangju Bank or Kyongnam Bank regarding a failure to meet the financial target for expense-to-revenue ratios, in the case of Kwangu Bank, and a failure to meet its financial target for return on assets, in the case of Kyongnam Bank, in each case as of December 31, 2012, in light of the strength of the overall performance by Kwangju Bank and Kyongnam Bank with respect to the other financial targets. Kyongnam Bank and Kwangju Bank entered into a new business normalization plan with new restructuring measures and financial targets with the KDIC in April 2013.

If either Bank fails to satisfy its obligations under the current or any new memoranda of understanding in the future, the Korean government, through the KDIC, may impose penalties on such Bank. These penalties could include the replacement of such Bank’s senior management, sale of its assets, restructuring of its organization, restrictions on its business, including a suspension or transfer of its business, and elimination or reduction of existing equity. Accordingly, either Bank’s failure to meet the obligations in its memoranda of understanding may result in harm to such Bank’s business, financial condition and results of operations.

Each Bank’s business may be materially and adversely affected by legal claims and regulatory actions against such Bank.

Both Banks are subject to the risk of legal claims and regulatory actions in the ordinary course of their businesses, which may expose them to substantial monetary damages and legal costs, injunctive relief, criminal and civil penalties and regulatory restrictions on its operations, as well as significant reputational harm. The outcome of current and future legal claims and regulatory actions, which neither Bank can predict with any degree of certainty, may materially and adversely impact its business if such claims and actions are determined against such Bank.

The Banks’ risk management systems may not be effective in mitigating risk and loss.

Each Bank seeks to monitor and manage its risk exposure through a comprehensive risk management platform, encompassing a multi-layered risk management governance structure, reporting and monitoring systems, early warning systems, a centralized credit risk management system for such Bank’s banking operations and other risk management infrastructure, using a variety of risk management strategies and techniques. However, such risk management strategies and techniques employed by each Bank and the judgments that accompany their application cannot anticipate the economic and financial outcome in all market environments, and many of the risk management strategies and techniques of each Bank have a basis in historic market behavior that may limit the effectiveness of such strategies and techniques in times of significant market stress or other unforeseen circumstances. Furthermore, the risk management strategies of each Bank may not be effective in a difficult or less liquid market environment, as other market participants may be attempting to use the same or similar strategies as such Bank to deal with such market conditions. In such circumstances, it may be difficult for such Bank to reduce its risk positions due to the activity of such other market participants.

Either Bank may be required to make transfers from its general banking operations to cover shortfalls in its guaranteed trust accounts, which could have an adverse effect on its results of operations.

Each Bank manages a number of money trust accounts. Under Korean law, trust account assets of a bank are required to be segregated from the assets of that bank’s general banking operations. Those assets are not available to satisfy the claims of a bank’s depositors or other creditors of its general banking operations. For some of the trust accounts each Bank manages, such Bank has guaranteed either the principal amount of the investor’s investment or the principal and a fixed rate of interest.

If, at any time, the income from either Bank’s guaranteed trust accounts is not sufficient to pay any guaranteed amount, such Bank will have to cover the shortfall first from the special reserves maintained in these trust accounts, then from its fees from such trust accounts and finally from funds transferred from its general banking operations. There was no transfer from general banking operations of either Bank to cover deficiencies in guaranteed trust accounts in 2010, 2011, 2012 or the first six months of 2013. However, either Bank may be required to make transfers from its general banking operations to cover shortfalls, if any, in such Bank’s guaranteed trust accounts in the future. Such transfers may adversely impact such Bank’s results of operations.

Each Bank’s activities are subject to cybersecurity risk.

Each Bank’s activities have been, and will continue to be, subject to an increasing risk of cyber attacks, the nature of which is continually evolving. Cybersecurity risks include unauthorised access to privileged and sensitive customer information, including passwords and account information of each Bank’s retail and corporate customers. For example, many of each Bank’s customers increasingly rely on such Bank’s Internet banking services for various types of transactions and while such transactions are protected by encryption and other security programs, they are not free from security breaches. Both Banks have made substantial investments to build systems and defenses to address threats from cyber attacks and neither Bank is aware of any significant breaches to its systems from such attacks to date. However, either Bank may experience security breaches or unexpected disruptions in connection with its services in the future, which may result in liability to its customers and third parties and have an adverse effect on its businesses, reputations and results of operations.

Either Bank may experience disruptions, delays and other difficulties from its information technology systems.

Each Bank relies on its information technology systems for its daily operations including customer service, transactions, billing and record keeping. Either Bank may experience disruptions, delays or other difficulties from its information technology systems, which may have an adverse effect on such Bank’s business and adversely impact customers’ confidence in such Bank.

The secondary market for corporate bonds in Korea is not fully liquid, and, as a result, either Bank may not be able to realize the full “marked-to-market” value of debt securities it holds when it sells any of those securities.

As of June 30, 2013, each Bank held significant amounts of debt securities issued by Korean companies and financial institutions in its trading and investment securities portfolios. The market value of these securities could decline significantly due to various factors, including future increases in interest rates or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require each Bank to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully liquid, the market value of many of these securities as reflected on each Bank’s consolidated statements of financial position is determined by references to suggested prices posted by Korean rating agencies, which measure prices based on observable market data. These valuations, however, may differ significantly from the actual value that such Bank could realize in the event such Bank elects to sell these securities. As a result, such Bank may not be able to realize the full “marked-to-market” value at the time of any such sale of these securities and thus may incur additional losses.

Risks relating to government regulation and policy

The Korean government may promote lending and financial support by the Korean financial industry to certain types of borrowers as a matter of policy, which financial institutions, including the Banks, may decide to follow.

Through its policies and recommendations, the Korean government has promoted and, as a matter of policy, may continue to attempt to promote lending by the Korean financial industry to particular types of borrowers. For example, the Korean government has in the past provided and may continue to provide policy loans, which encourage lending to particular types of borrowers. It has generally done this by identifying sectors of the economy it wishes to promote and making low-interest funding available to financial institutions that may voluntarily choose to lend to these sectors. The Korean government has in this manner provided policy loans intended to promote mortgage lending to low-income individuals and lending to SMEs. All loans or credits that each Bank chooses to make pursuant to these policy loans would be subject to review in accordance with such Bank’s credit approval procedures. However, the availability of policy loans may influence such Bank to lend to certain sectors or in a manner in which it otherwise would not in the absence of such loans from the Korean government.

In the past, the Korean government has also announced policies under which financial institutions in Korea are encouraged to provide financial support to particular sectors. For example, in light of the deteriorating financial condition and liquidity position of SMEs in Korea as a result of the global financial crisis commencing in the second half of 2008 and adverse conditions in the Korean economy affecting consumers, the Korean government introduced measures intended to encourage Korean banks to provide financial support to SME and retail borrowers. See “— Risks relating to the Banks’ corporate loan portfolios — Each Bank has significant exposure to SMEs, and any financial difficulties experienced by these customers may result in a deterioration of such Bank’s asset quality and have an adverse impact on such Bank” and “— Risks relating to the Banks’ consumer credit portfolios — Future changes in market conditions as well as other factors may lead to increases in delinquency levels of the consumer loan portfolio of each Bank.” The Korean government may in the future request financial institutions in Korea, including the Banks, to make investments in or provide other forms of financial support to particular sectors of the Korean economy as a matter of policy, which financial institutions, including the Banks, may decide to accept. Each Bank may incur costs or losses as a result of providing such financial support.

The Financial Services Commission may impose burdensome measures on the Banks if the Financial Services Commission deems them to be financially unsound.

If the Financial Services Commission deems either Bank’s financial condition to be unsound, or if either Bank fails to meet applicable regulatory standards, such as minimum capital adequacy and liquidity ratios, the Financial Services Commission may order or recommend, among other things, to such Bank:

•	capital increases or reductions;

•	stock cancellations or consolidations;

•	transfers of businesses;

•	sales of assets;

•	closures of branch offices;

•	mergers with other financial institutions; and

•	suspensions of a part or all of such Bank’s business operations.

If any of these measures are imposed on either Bank by the Financial Services Commission, they could hurt such Bank’s business, results of operations and financial condition.

Each Bank is subject to certain regulatory restrictions as a regional bank, which may have an adverse effect on its business, financial condition and results of operations.

Under the Bank of Korea Act, each Bank is classified as regional banks and, as a result, it must attempt to extend at least 60% of the monthly increase in its Won-denominated loans to SMEs in order for it to receive funding from the Bank of Korea at concessionary rates for SME loans, while such requirement is 45% for a nationwide commercial bank in Korea. As a result, each Bank must maintain a higher concentration of exposure to SMEs, and its lending activities to large corporate and retail customers may be correspondingly constrained, as compared to those of nationwide commercial banks in Korea, with which such Bank principally competes, if it wants to receive funding from Bank of Korea at such concessionary rates. If less than 60% of the monthly increase in either Bank’s Won-denominated loans are made to SMEs, such Bank may not be able to obtain funding from the Bank of Korea at concessionary rates for its SME loans, or such funding may be subject to penalty interest rates, which may have an adverse effect on its net interest margin and its business, financial condition and results of operations.

Risks relating to Korea

Escalations in tensions with North Korea could have an adverse effect on the Banks.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In particular, since the death of Kim Jong-il in December 2011, there has been increased uncertainty with respect to the future of North Korea’s political leadership and concern regarding its implications for political and economic stability in the region. Although Kim Jong-il’s third son, Kim Jong-eun, has assumed power as his father’s designated successor, the long-term outcome of such leadership transition remains uncertain.

In addition, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and long-range missile programs as well as its hostile military actions against Korea. Some of the significant incidents in recent years include the following:

•	In March 2013, North Korea stated that it had entered into “a state of war” with Korea, declaring the 1953 armistice invalid, and set its artillery units at a heightened level of readiness for deployment, to protest against the joint military drills performed by Korea and United States and additional international sanctions imposed on North Korea for its missile and nuclear tests.

•	North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted three rounds of nuclear tests from October 2006 to February 2013, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council unanimously passed resolutions that condemned North Korea for the nuclear tests and expanded sanctions against North Korea, most recently in March 2013.

•	In December 2012, North Korea launched a satellite into orbit using a long-range rocket, despite concerns in the international community that such a launch would be in violation of the agreement with the United States as well as United Nations Security Council resolutions that prohibit North Korea from conducting launches that use ballistic missile technology.

•	In March 2010, a Korean naval vessel was destroyed by an underwater explosion, killing many of the crewmen on board. The Korean government formally accused North Korea of causing the sinking, while North Korea denied responsibility. In November 2010, North Korea fired more than one hundred artillery shells that hit Korea’s Yeonpyeong Island near the Northern Limit Line, causing casualties and significant property damage. The Korean government condemned North Korea for the attacks and vowed stern retaliation should there be further provocation.

North Korea’s economy also faces severe challenges. For example, in November 2009, the North Korean government redenominated its currency at a ratio of 100 to 1 as part of a currency reform undertaken in an attempt to control inflation and reduce income gaps. In tandem with the currency redenomination, the North Korean government banned the use or possession of foreign currency by its residents and closed down privately run markets, which led to severe inflation and food shortages. Such developments may further aggravate social and political tensions within North Korea.

There can be no assurance that the level of tension on the Korean peninsula will not escalate in the future. Any further increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between Korea and North Korea break down or military hostilities occur, could have a material adverse effect on the Korean economy and on each Bank’s business, financial condition and results of operations and the price of each Bank’s securities.

Unfavorable financial and economic developments in Korea may have an adverse effect on the Banks.

The Banks are incorporated in Korea, and substantially all of their respective operations are located in Korea. As a result, the Banks are subject to political, economic, legal and regulatory risks specific to Korea. The economic indicators in Korea in recent years have shown mixed signs of growth and uncertainty, and future growth of the economy is subject to many factors beyond either Bank’s control.

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. See “— Other risks relating to the Banks’ businesses — Difficult conditions in the global financial markets could adversely affect each Bank’s results of operations and financial condition.” Since the second half 2008, the value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely. Furthermore, as a result of adverse global and Korean economic conditions, there has been significant volatility in the stock prices of Korean companies in recent years, particularly in light of the financial difficulties affecting many governments worldwide, including Cyprus, Greece, Spain, Italy and Portugal. Future declines in the Korea Composite Stock Price Index (known as the “KOSPI”) and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect each Bank’s financial condition and results of operations.

Developments that could hurt Korea’s economy in the future include:

•	difficulties in the financial sectors in Europe and elsewhere and increased sovereign default risks in select countries and the resulting adverse effects on the global financial markets;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, the euro or the Japanese yen exchange rates or revaluation of the Chinese renminbi), interest rates, inflation rates or stock markets;

•	continuing adverse conditions in the economies of countries and regions that are important export markets for Korea, such as the United States, Europe, Japan and China, or in emerging market economies in Asia or elsewhere;

•	substantial further decreases in the market prices of Korean real estate;

•	increasing delinquencies and credit defaults by retail or SME borrowers;

•	declines in consumer confidence and a slowdown in consumer spending;

•	increasing levels of household debt;

•	difficulties in the financial sector in Korea, including the savings bank sector;

•	the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China);

•	social and labor unrest;

•	a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that, together, would lead to an increased Korean government budget deficit;

•	financial problems or lack of progress in the restructuring of chaebols, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues concerning certain chaebols;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	the economic impact of any pending or future free trade agreements;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	natural disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

•	occurrence of severe health epidemics in Korea or other parts of the world;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	hostilities or political or social tensions involving oil producing countries in the Middle East and North Africa and any material disruption in the global supply of oil or increase in the price of oil;

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States; and

•	changes in financial regulations in Korea.

Labor unrest in Korea may adversely affect the Banks’ operations.

Economic difficulties in Korea or increases in corporate reorganizations and bankruptcies could result in layoffs and higher unemployment. Such developments could lead to social unrest and substantially increase Korean government expenditures for unemployment compensation and other costs for social programs. According to statistics from the Korea National Statistical Office, the unemployment rate was 3.7% in 2010, decreased to 3.4% in 2011 and further decreased to 3.2% in 2012. However, future increases in unemployment and any resulting labor unrest could adversely affect the Banks’ respective operations, as well as the operations of many of the Banks’ customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of their securities. These developments would likely have an adverse effect on the Banks’ respective financial condition and results of operations.

RISKS RELATING TO THE SPIN-OFF

Risks relating to Woori Finance Holdings

The implementation of the Spin-off, as well as other aspects of the Korean government’s privatization plan, may have an adverse effect on Woori Finance Holdings and your interests as a shareholder.

The Spin-off is being implemented as part of the Korean government’s plan to privatize Woori Finance Holdings, which was announced in June 2013 through the Public Funds Oversight Committee of the Financial Services Commission. The privatization plan provides for the segregation of Woori Finance Holdings and its subsidiaries into three groups of entities and the disposal of the KDIC’s interest in these entities in a series of transactions, as follows:

•	The Banks. Following the implementation of the Spin-off, each Bank will be merged with its New Holdco. The KDIC will then sell its 56.97% ownership interest in each such merged entity. The preparatory process for these transactions commenced in July 2013.

•	Woori Investment & Securities and Other Subsidiaries. Woori Finance Holdings will sell its ownership interest in Woori Investment & Securities and certain other subsidiaries, including Woori Asset Management, Woori Aviva Life Insurance, Woori FG Savings Bank, Woori F&I and Woori Financial. The preparatory process for these transactions commenced in July 2013.

•	Woori Bank. Following the Spin-off and the determination of the purchasers for Woori Investment & Securities and the other subsidiaries of Woori Finance Holdings, Woori Finance Holdings will be merged with Woori Bank, after which the KDIC will sell its 56.97% ownership interest in the merged entity. The remaining subsidiaries of Woori Finance Holdings, including Woori Card, Woori Private Equity, Woori FIS, Woori Investment Bank (formerly Kumho Investment Bank) and Woori Finance Research Institute, will become subsidiaries of the merged entity as a result of such merger. The preparatory process for these transactions is to commence, and the sale of the merged entity is to be completed, in 2014.

However, the privatization plan for Woori Finance Holdings may be changed by the Korean government, or its implementation may be delayed, depending on market conditions and other factors, and accordingly there is no guarantee that such plan will be implemented as contemplated or at all.

The implementation of the Spin-off, as well as other aspects of the Korean government’s privatization plan, will allow the KDIC to recover public funds previously injected into Woori Finance Holdings and its subsidiaries and is therefore in the Korean government’s interest. However, the implementation of the plan will have a significant impact on Woori Finance Holdings and its subsidiaries. For example, the Spin-off of the Banks, the disposal of Woori Investment & Securities and other non-banking subsidiaries, the loss of its status as the holding company for a large and diversified financial group and the loss of the Korean government as its controlling shareholder may have a material adverse effect on the business, financial condition and results of operations of Woori Finance Holdings and its subsidiaries, as well as their respective credit profiles and credit ratings. Furthermore, the implementation of the privatization plan will lead to diversion of management attention from the day-to-day operations of, and may result in significant labor unrest at, Woori Finance Holdings and its subsidiaries. In addition, a merger of Woori Finance Holdings with Woori Bank and the sale of the merged entity to a third party may result in a change in its management and may require the merged entity to integrate its operations and systems with those of the purchaser or its affiliates and to reorganize or reduce overlapping personnel, branches, networks and administrative functions. There is also no guarantee that the various transactions provided for in the privatization plan will not result in unintended adverse tax consequences for the shareholders of Woori Finance Holdings and its subsidiaries. Accordingly, the implementation of the Spin-off and other aspects of the privatization plan may have a material adverse effect on the trading price of Woori Finance Holdings’ common stock and your interests as a shareholder.

Woori Finance Holdings and its shareholders may become subject to certain Korean tax obligations in connection with the Spin-off.

Under Korean tax law, a spin-off transaction must satisfy certain specified conditions in order to qualify as a tax-free transaction. Among others, the spin-off must relate to a separable business division that can be independently operated. In this regard, the Korean tax authorities may take the position that a spin-off where the only assets being transferred are shares of a subsidiary should not be treated as a spin-off of a separable business division that can be independently operated, in which case the Spin-off would be treated as a taxable event for Woori Finance Holdings and its shareholders for Korean tax purposes.

Furthermore, the controlling shareholder of the surviving company must retain more than 50% of its equity ownership of the spin-off company until the end of the fiscal year in which the spin-off was registered with the Korean court registry system in order for the spin-off to remain eligible to qualify as a tax-free transaction for the surviving company and the spin-off company. Accordingly, if the KDIC, after receiving shares of common stock of the New Holdcos in the Spin-off, disposes of 50% or more of such shares during 2014 as currently contemplated, the distribution of the New Holdcos’ common stock in the Spin-off would retroactively be deemed a taxable event for Woori Finance Holdings for Korean tax purposes.

In the event that the Spin-off does not qualify as a tax-free transaction, Woori Finance Holdings would be deemed to have realized capital gains in connection with the distribution of the New Holdcos’ shares in the Spin-off, in an amount equal to the excess of (x) the market value of such shares over (y) the net asset value of the Spin-off Businesses (calculated as the book value of the common stock of Kwangju Bank and Kyongnam Bank less the amount of liabilities transferred to the New Holdcos), and would be required to pay Korean corporate income tax on such capital gains. Woori Finance Holdings would also be required to pay Korean securities transaction tax at a rate of 0.5% of the market value of the shares of the Banks’ common stock that are transferred to the New Holdcos in the Spin-off. While the basis for calculating the market values of the New Holdcos’ and the Banks’ shares remains uncertain under Korean tax law, the aggregate amount of Korean corporate income and securities transaction taxes required to be paid by Woori Finance Holdings would most likely be quite substantial, which could have a material adverse effect on its financial condition and results of operations.

In addition, in the event that the Spin-off does not qualify as a tax-free transaction due to the Korean tax authorities concluding that it does not constitute a spin-off of a separable business division that can be independently operated, the excess of (x) the market value of the New Holdcos’ shares (and/or any cash distributed in lieu of any such shares) received by a holder of Woori Finance Holdings’ shares or ADSs in the Spin-off over (y) the acquisition cost of such shares (calculated as a percentage of the acquisition cost of the Woori Finance Holdings’ shares or ADSs held by such holder prior to the Spin-off, based on the applicable spin-off ratios) would constitute a “deemed dividend” to such holder for Korean tax purposes. Such a deemed dividend would be subject to Korean income tax, at a rate of 22.0% (inclusive of local income surtax) in the case of non-Korean holders unless reduced pursuant to a relevant tax treaty. See “The Spin-off—Certain Tax Consequences—Korean Tax Consequences.”

In October 2013, an amendment to the Tax Reduction and Exemption Control Act of Korea was proposed in the National Assembly of Korea that would allow the Spin-off to be recognized as a tax-free transaction. If adopted, such amendment would effectively eliminate the negative Korean tax consequences of the Spin-off for Woori Finance Holdings’ shareholders and ADS holders (with respect to the Korean income tax on deemed dividends described above) as well as for Woori Finance Holdings. Such amendment is currently pending before the National Assembly, and there is no assurance that it will be adopted or become effective as proposed prior to the Spin-off or at all. In the event that such legislation is not enacted prior to the Spin-off Date and certain other conditions are satisfied, Woori Finance Holdings would be authorized under the Spin-off Plan to withdraw either of the Spin-off Businesses from the Spin-off by resolution of its board of directors. See “The Spin-off—Withdrawal of the Spin-off.”

Risks relating to Woori Finance Holdings’ common stock and ADSs

Holders of Woori Finance Holdings’ common stock and ADSs will not be entitled to exercise dissent and appraisal rights in connection with the Spin-off.

The Spin-off will take the form of a simple spin-off pursuant to Articles 530-2 through 530-11 of the Korean Commercial Code. Accordingly, holders of Woori Finance Holdings’ common stock and ADSs, including those who vote against the Spin-off in the extraordinary shareholders’ meeting of Woori Finance Holdings convened to approve the Spin-off, will not be entitled to exercise any dissent and appraisal rights with respect to their shares in connection with the Spin-off.

Holders of Woori Finance Holdings’ ADSs will not receive any New Holdco common stock in the Spin-off.

Pursuant to the Korean Commercial Code and the articles of incorporation of Woori Finance Holdings, holders of Woori Finance Holdings’ common stock will be entitled to receive shares of each New Holdco’s common stock issued in the Spin-off, in proportion to the number of shares of Woori Finance Holdings’ common stock they hold. As the registered holder of Woori Finance Holdings’ common stock underlying the ADSs, the Depositary will receive each New Holdco’s common stock in the Spin-off. However, pursuant to the deposit agreement relating to the ADSs, the Depositary has determined that it is not commercially feasible to distribute such common stock to holders of the ADSs, due among other things to Korean law requirements providing for non-resident investors in listed shares of Korean companies to register in advance with the Financial Supervisory Service and obtain an investment registration card and to open accounts at designated foreign exchange banks in Korea. Accordingly, the Depositary will sell the New Holdcos’ common stock it receives in the Spin-off, in a riskless principal capacity, and distribute the net proceeds of such sale to holders of the ADSs, after deducting applicable fees and expenses of the Depositary and applicable taxes and other governmental charges.

The U.S. federal income tax treatment of the Spin-off is uncertain, but the Spin-off is expected to be a taxable transaction to U.S. holders of Woori Finance Holdings’ common stock and ADSs.

The U.S. federal income tax treatment of the distribution of the common stock of the New Holdcos to U.S. persons who hold shares of common stock or ADSs of Woori Finance Holdings pursuant to the Spin-off is subject to significant uncertainty. Woori Finance Holdings has not sought any ruling from the IRS with respect to the appropriate treatment of the Spin-off, and there can be no assurance that the IRS will agree with the statements and conclusions about the tax treatment of the Spin-off set forth in “The Spin-off—Certain Tax Consequences—United States Tax Consequences—Consequences of the Spin-off.” In particular, there is significant uncertainty whether, taking into account the contemplated mergers of each New Holdco with the applicable Bank, Woori Finance Holdings would be treated as distributing an amount of stock constituting “control” for purposes of section 355 of the Code, which is necessary for the Spin-off to qualify as a tax-free distribution under U.S. federal income tax law. Woori Finance Holdings expects that U.S. Holders (as defined in “The Spin-off—Certain Tax Consequences—United States Tax Consequences—Consequences of the Spin-off”) would be subject to taxation on their receipt of the common stock of the New Holdcos. Such holders should consult with their own tax advisors regarding the appropriate U.S. federal income tax treatment of the Spin-off. See “The Spin-off—Certain Tax Consequences—United States Tax Consequences.”

Risks relating to the New Holdcos

The implementation of the Spin-off, as well as other aspects of the Korean government’s privatization plan, may have an adverse effect on the Banks and the New Holdcos and your interests as a shareholder.

In addition to the Spin-off and the resulting establishment of the New Holdcos, the Korean government’s privatization plan for Woori Finance Holdings provides for the merger of each Bank with its New Holdco, followed by the sale of the KDIC’s 56.97% ownership interest in each such merged entity. The implementation of such plan will have a significant impact on each Bank and New Holdco. For example, the disaffiliation of each Bank from a large and diversified financial group (including the loss of affiliates of such Bank such as Woori Investment & Securities that have complementary businesses) and the loss of the Korean government as the indirect controlling shareholder of such Bank may have a material adverse effect on its business, financial condition and results of operations, as well as its credit profile and credit ratings. Furthermore, the merger of each Bank with its New Holdco and the sale of the merged entity to a third party may result in a change in such Bank’s business, management, strategy, capital structure and assets and liabilities and lead to diversion of management attention, a loss of customers and labor unrest. In addition, such sale may require the merged entity to integrate its operations and systems with those of the purchaser or its affiliates and to reorganize or reduce overlapping personnel, branches, networks and administrative functions. Accordingly, the implementation of the Spin-off and other aspects of the privatization plan may have a material adverse effect on the trading price of each New Holdco’s common stock and your interests as a shareholder.

The New Holdcos may become subject to certain Korean tax obligations in connection with the Spin-off.

If the Spin-off is treated as a spin-off of a separate business division that can be independently operated and the KDIC, after receiving shares of common stock of the New Holdcos in the Spin-off, does not dispose of 50% or more of such shares during 2014, the Spin-off will likely qualify as a tax-free transaction for Korean tax purposes. See “—Risks Relating to Woori Finance Holdings—Woori Finance Holdings and its shareholders may become subject to certain Korean tax obligations in connection with the Spin-off.” However, even if the Spin-off initially qualifies as a tax-free transaction, the distribution of the New Holdcos’ common stock in the Spin-off would retroactively be deemed a taxable event for a New Holdco for Korean tax purposes, in the event that the KDIC disposes of 50% or more of its shares of such New Holdco before the end of the second fiscal year after the fiscal year in which the Spin-off is duly registered with the Korean court registry system. In such event, such New Holdco would be deemed to have realized capital gains in connection with the distribution of such New Holdcos’ shares in the Spin-off, in an amount equal to the excess of (x) the market value of such shares at the time of the Spin-off over (y) the net asset value of the relevant Spin-off Business (calculated as the book value of the common stock of Kwangju Bank or Kyongnam Bank, as applicable, less the amount of liabilities transferred to such New Holdco), and would be required to pay Korean corporate income tax on such capital gains. While the basis for calculating the market value of such shares remains uncertain under Korean law, the amount of Korean corporate income tax required to be paid by such New Holdco would most likely be quite substantial, which could have a material adverse effect on its financial condition and results of operations.

In October 2013, an amendment to the Tax Reduction and Exemption Control Act of Korea was proposed in the National Assembly of Korea that would allow the Spin-off to be recognized as a tax-free transaction. If adopted, such amendment would effectively eliminate the potential negative Korean tax consequences of the Spin-off for the New Holdcos. Such amendment is currently pending before the National Assembly, and there is no assurance that it will be adopted or become effective as proposed prior to the Spin-off or at all. In the event that such legislation is not enacted prior to the Spin-off Date and certain other conditions are satisfied, Woori Finance Holdings would be authorized under the Spin-off Plan to withdraw either of the Spin-off Businesses from the Spin-off by resolution of its board of directors. See “The Spin-off—Withdrawal of the Spin-off.”

Risks relating to the New Holdcos’ common stock

The common stock of the New Holdcos will be new securities, and an active and liquid market for such common stock may not develop after the Spin-off.

Each New Holdco will be newly established in connection with the Spin-off and, accordingly, the common stock of each New Holdco will be newly issued securities for which there will have been no prior trading market. The common stock of each New Holdco is expected to be listed on the KRX KOSPI Market of the Korea Exchange following their issuance in the Spin-off. However, an active public market for such common stock may not develop or be sustained after their issuance. Furthermore, unlike Woori Finance Holdings, the New Holdcos will have no listing outside Korea, and therefore there will be no public market for the New Holdcos’ common stock outside Korea. In addition, each New Holdco will be a substantially smaller company compared to Woori Finance Holdings, and there will be fewer outstanding shares of each New Holdco’s common stock than those of Woori Finance Holdings. Accordingly, the trading market for each New Holdco’s common stock may be less active and liquid than that for Woori Finance Holdings’ common stock. The market price of each New Holdco’s common stock could be adversely affected by the ability of the KDIC to sell or otherwise dispose of large blocks of such New Holdco’s common stock.

The relisting of the New Holdcos may be delayed, which could severely limit the tradability and liquidity of the common stock of the New Holdcos.

The Relisting Date of each New Holdco’s common stock is expected to be on or about February 14, 2014. While Woori Finance Holdings believes that the New Holdcos meet all of the relisting requirements of the KRX KOSPI Market and has received a preliminary approval for such relisting from the Korea Exchange on November 4, 2013, the Relisting Date may be delayed upon a change in applicable laws and regulations, delay in receiving other applicable governmental approvals, or further consultation with relevant authorities. Furthermore, external factors beyond the control of Woori Finance Holdings or the New Holdcos (such as unfavorable economic developments in Korea or globally) may render the relisting of the New Holdcos impractical or unviable, in which case the New Holdcos may remain indefinitely unlisted without a public market for their shares in Korea or elsewhere. Any such delay in relisting could severely limit the tradability of the shares of the New Holdcos’ common stock and could have a material adverse effect on the market price and liquidity of each New Holdco’s common stock.

The market price of each New Holdco’s common stock could be adversely affected by the ability of the KDIC to sell or otherwise dispose of large blocks of such New Holdco’s common stock.

Following the completion of the Spin-off, the KDIC will own 56.97% of each New Holdco’s outstanding common stock. The KDIC plans to sell large blocks of both New Holdcos’ common stock publicly or privately to a strategic or financial investor, including for the purpose of recovering the public funds it injected into the Banks to recapitalize them, as it has done so in the past with respect to the common stock of Woori Finance Holdings. For example, in September 2004, the KDIC sold approximately 45 million shares of the common stock of Woori Finance Holdings, which constituted 5.7% of the common stock of Woori Finance Holdings, and in June 2007, the KDIC disposed of approximately 40 million shares of our common stock, which constituted 5.0% of the outstanding common stock of Woori Finance Holdings. In addition, in November 2009, the KDIC sold approximately 56 million shares of the common stock of Woori Finance Holdings, which constituted 7.0% of the outstanding common stock of Woori Finance Holdings. Most recently, in April 2010, the KDIC disposed of approximately 73 million shares of the common stock of Woori Finance Holdings, which constituted 9.0% of the outstanding common stock of Woori Finance Holdings.

In June 2013, the Korean government, through the Public Funds Oversight Committee of the Financial Services Commission, announced its latest plan to privatize us, which includes sale of up to 100% of the KDIC’s stakes in the New Holdcos upon the completion of the Spin-off and the merger of the Banks with the New Holdcos. The implementation of the Korean government’s privatization plan, including the sale of the KDIC’s stake in the New Holdcos, may be delayed or changed depending on market conditions and other factors. Furthermore, if such plan proceeds, each New Holdco may merge with, or integrate into, another financial institution. We do not know when, how or what percentage of the shares of the New Holdcos owned by the KDIC will be disposed of, or to whom such shares will be sold, or when, how and with whom the New Holdcos may be merged or integrated. As a result, we cannot predict the impact of any such transactions on the New Holdcos or, following the listing of their common stock on the KRX KOSPI Market, the stock prices of the New Holdcos. Any future sales of a New Holdco’s common stock in the public market or otherwise by the KDIC, or any future merger or integration between a New Holdco and another financial institution, or the possibility that such transactions may occur, could adversely affect the prevailing market prices of such New Holdco’s common stock following the listing of its common stock on the KRX KOSPI Market.

It is not possible to predict the prices at which the New Holdcos’ common stock will trade after the Spin-off.

The trading price of each New Holco’s common stock may decline below their opening market price on the date of commencement of trading of such common stock on the Korea Exchange. The trading price of each New Holdco’s common stock may fluctuate significantly due to a number of factors, including:

•	such New Holdco’s actual or anticipated results of operations from period to period, or those of companies in the Korean financial industry;

•	changes in accounting standards, policies, interpretations or principles;

•	the failure of securities analysts to cover such New Holdco’s common stock to the same degree as Woori Finance Holdings’ common stock, or changes in such analysts’ earnings estimates or views regarding such New Holdco’s common stock or the failure of such New Holdco to meet such estimates;

•	the stock price performance of other financial institutions in Korea and elsewhere;

•	overall market fluctuations and changes in general economic conditions in Korea or globally.

Depending on the circumstances, the combined market price of the common stock of Woori Finance Holdings and the New Holdcos you hold following the Spin-off could be less than the market price of Woori Finance Holdings’ common stock you hold before the Spin-off.

Ownership of the New Holdcos’ common stock is restricted under Korean law.

Under the Financial Holding Company Act of Korea, a single shareholder, together with its affiliates, is generally prohibited from owning more than 15.0% of the outstanding shares of voting stock of a regional bank holding company such as the New Holdcos that controls a regional bank. Financial business group companies may exceed the 15.0% limit upon approval by the Financial Services Commission. To the extent that the total number of shares of the common stock of a New Holdco that you and your affiliates own together exceed the applicable limits, you will not be entitled to exercise the voting rights for the excess shares, and the Financial Services Commission may order you to dispose of the excess shares within a period of up to six months. Failure to comply with such an order would result in an administrative fine of up to 0.03% of the book value of such shares per day until the date of disposal.

The New Holdcos will not file periodic reports with the U.S. Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended, each New Holdco will be required to make available on its website English language versions of its annual and quarterly reports, press releases and certain other information made public in Korea. However, unlike Woori Finance Holdings, neither New Holdco will be required to file annual reports on Form 20-F with, or furnish current reports on Form 6-K to, the U.S. Securities and Exchange Commission. As a result, the level of disclosure and the type of information provided by each New Holdco to its shareholders may not be as extensive and detailed as those you are accustomed to receiving as a holder of common stock or ADSs of Woori Finance Holdings.

You may not be able to enforce a judgment of a foreign court against the New Holdcos.

Each New Holdco is a corporation with limited liability organized under the laws of Korea. Substantially all of each New Holdco’s directors and officers and other persons named in this information statement reside in Korea, and all or a significant portion of the assets of such directors and officers and other persons named in this information statement and substantially all of each New Holdco’s assets are located in Korea. As a result, it may not be possible for you to effect service of process within the United States, or to enforce against them or the applicable New Holdco in the United States judgments obtained in United States courts based on the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the United States federal securities laws.

THE SPIN-OFF

Overview

The Spin-off will result in the establishment of the New Holdcos as new Korean corporations. KJB Financial Group will own 100% of the outstanding common stock of Kwangju Bank, a full service regional commercial bank serving primarily the Gwangju metropolitan area and South Jeolla Province in the southwestern region of Korea, and its principal business will be the Kwangju Bank Business as the financial holding company of Kwangju Bank. KNB Financial Group will own 100% of the outstanding common stock of Kyongnam Bank, a full service regional commercial bank serving primarily South Gyeongsang Province and the Ulsan metropolitan area in the southeastern region of Korea, and its principal business will be the Kyongnam Bank Business as the financial holding company of Kyongnam Bank. Immediately following the Spin-off, Woori Finance Holdings will own 0.000248% of the outstanding common stock of each New Holdco upon receiving shares of the New Holdcos in relation to its 2,000 treasury shares. Other than the foregoing, the relationship between Woori Finance Holdings and each of the New Holdcos will be limited to certain transitional matters relating to the implementation of the Spin-off, which will be determined by separate agreement between such parties. See “—Certain Relationships between Woori Finance Holdings and the New Holdcos.” Following the Spin-off, Woori Finance Holdings and the New Holdcos will initially have the same shareholders. See “Controlling Shareholders and Certain Beneficial Owners.”

The purposes of the Spin-off are as follows:

•	Creating a foundation for the sustained growth of the businesses of Woori Finance Holdings relating to owning and controlling the business operations of Kwangju Bank and Kyongnam Bank by separating out such businesses from Woori Finance Holdings;

•	Facilitating the Korean government’s policy objective of recovery of public funds invested in the private sector by disposing of business lines of Woori Finance Holdings in stages, and also maximizing the competitiveness of the Korean financial industry through such privatization of Woori Finance Holdings; and

•	Further strengthening the fundamental competitiveness of Kwangju Bank and Kyongnam Bank by establishing flexible and swift decision-making structures that can respond quickly to changes in the regional economic environment and are suited to needs of the regions in which they operate.

For additional information regarding the Spin-off generally, see the Spin-off Plan 6-K, which is incorporated herein by reference.

Shareholder Approval

The board of directors of Woori Finance Holdings approved the Spin-off Plan on August 27, 2013. The Spin-off is subject to the approval of the shareholders of Woori Finance Holdings, which has scheduled an extraordinary general meeting of its shareholders on December 26, 2013 for this purpose. Approval requires the affirmative vote of the holders of at least two-thirds of those shares present or represented at the meeting, and those holders must represent at least one-third of the total issued and outstanding shares with voting rights of Woori Finance Holdings. The KDIC, which holds 56.97% of the outstanding common stock of Woori Finance Holdings, is expected to vote its shares in favor of the Spin-off at the meeting.

Woori Finance Holdings is not asking you for a proxy, and you are requested not to send in a proxy. In accordance with Korean law, notice of the extraordinary general meeting will be given by publication in Korean newspapers, and Woori Finance Holdings will not conduct any proxy solicitation for the meeting.

We expect that, promptly following notice of the extraordinary general meeting, as provided under the deposit agreement governing Woori Finance Holdings’ ADSs, the Depositary will notify the ADS holders of the extraordinary general meeting and provide information regarding the exercise of voting rights with respect to the shares of Woori Finance Holdings’ common stock underlying their ADSs.

Description of the Spin-off

The New Holdcos will be established through a spin-off of the Kwangju Bank Business and the Kyongnam Bank Business (collectively, the “Spin-off Businesses,” provided that such term excludes any business that is withdrawn from the Spin-off ), pursuant to Articles 530-2 through 530-11 of the Commercial Code of Korea. The Spin-off will be in the form of a horizontal spin-off, whereby Woori Finance Holdings will survive the Spin-off and the shareholders of Woori Finance Holdings will become shareholders of the New Holdcos.

As set forth in greater detail in the Spin-off Plan contained in the Spin-off Plan 6-K, which is incorporated herein by reference:

•	Each New Holdco will be established on the Spin-off Date, which is expected to be February 1, 2014.

•	Certain details regarding the shares of the New Holdcos to be issued in the Spin-off are as follows:

	KJB Financial Group		KNB Financial Group
Total number of shares of common stock to be issued		51,316,057		78,420,912
Par value per share	￦	5,000	￦	5,000
Issue Amount(1)	￦	861,086,777,543	￦	1,289,859,635,024
Issue Price(2)	￦	16,780	￦	16,447

(1)	Represents the sum of share capital and reserves as of June 30, 2013 as set forth in the Spin-off Plan and may change as of the Spin-off Date and will be fixed upon the final determination of the assets and liabilities of Woori Finance Holdings to be transferred in the Spin-off following a review by certified public accountants.
(2)	Represents the issue amount divided by the total number of shares to be issued.

•	Assets to be transferred to the New Holdcos pursuant to the Spin-off will be as provided in Article 2, Section A, paragraph (4) of the Spin-off Plan and, in case of any ambiguity, subject to paragraphs (5) through (9) of Article II, Section D of the Spin-off Plan. See Attachment 2 to the Spin-off Plan for the list of assets and liabilities to be transferred to the New Holdcos pursuant to the Spin-off.

•	It is expected that each New Holdco will have its common stock relisted on the KRX KOSPI Market following a relisting application process in accordance with the listing rules thereof, and that Woori Finance Holdings will have the current listing of its common stock modified to reflect the Spin-off through a listing change process on the KRX KOSPI Market. See “—Listing and Trading of New Holdco Shares and Woori Finance Holdings Shares.”

Withdrawal of the Spin-off

If (x) the currently contemplated sale process for the KDIC’s indirect equity interest in Kwangju Bank is terminated for any reason and (y) legislation that would allow recognition of the Spin-off as a “qualified spin-off” under the Tax Reduction and Exemption Control Act of Korea is not enacted, in each case prior to the Spin-off Date, Woori Finance Holdings may withdraw the Kwangju Bank Business from the Spin-off by the resolution of its board of directors. Similarly, if (x) the currently contemplated sale process for the KDIC’s indirect equity interest in Kyongnam Bank is terminated for any reason and (y) legislation that would allow recognition of the Spin-off as a “qualified spin-off” under the Tax Reduction and Exemption Control Act of Korea is not enacted, in each case prior to the Spin-off Date, Woori Finance Holdings may withdraw the Kyongnam Bank Business from the Spin-off by the resolution of its board of directors. See “—Certain Tax Consequences—Korean Tax Consequences.”

Distribution of New Holdco Shares

The Share Distribution Date is expected to be February 13, 2014. The Record Date is expected to be January 28, 2014. On the Share Distribution Date, each holder of common stock of Woori Finance Holdings as of the Record Date will receive approximately 0.0637 shares of common stock of KJB Financial Group and approximately 0.0973 shares of common stock of KNB Financial Group for each share of Woori Finance Holdings’ common stock it holds, unless either New Holdco is withdrawn from the Spin-off. The number of shares of common stock of each New Holdco to be distributed in respect of each share of Woori Finance Holdings’ common stock was determined on the basis of Woori Finance Holdings’ financial statements as of and for the six months ended June 30, 2013 and is subject to change based on the results of operations and financial condition of Woori Finance Holdings prior to the Spin-off Date.

Shareholders who would otherwise be entitled to fractional shares will receive a cash payment in lieu thereof based upon the closing price of the newly issued shares of common stock of the relevant New Holdco on the first day of their relisting on the KRX KOSPI Market.

Capital Reduction of Woori Finance Holdings

Upon completion of the Spin-off, the common stock and reserve of Woori Finance Holdings will be reduced by Won 648,684,845,000 and Won 127,953,725,027, respectively. Pursuant to the share consolidation procedures set forth in Articles 440 through 444 of the Commercial Code of Korea, Woori Finance Holdings’ outstanding shares of common stock will be consolidated as of the Spin-off Date such that the shareholders recorded in its shareholder register as of the Record Date will be allotted approximately 0.8390 shares of its common stock in exchange for each outstanding share.

However, if either of the Kwangju Bank Business or the Kyongnam Bank Business is withdrawn from the Spin-off, the foregoing allotment ratio will be modified as follows:

•	If the Kwangju Bank Business is withdrawn from the Spin-off (i.e., if the Spin-off is completed with respect to the Kyongnam Bank Business only): approximately 0.9027 shares of common stock in exchange for each outstanding share (representing reductions of common stock and reserve of Woori Finance Holdings by Won 392,104,560,000 and Won 76,335,422,764, respectively).

•	If the Kyongnam Bank Business is withdrawn from the Spin-off (i.e., if the Spin-off is completed with respect to the Kwangju Bank Business only): approximately 0.9363 shares of common stock in exchange for each outstanding share (representing reductions of common stock and reserve of Woori Finance Holdings by Won 256,580,285,000 and Won 51,618,302,263, respectively).

The number of shares of Woori Finance Holdings’ common stock to be allotted in exchange for each outstanding share was determined on the basis of Woori Finance Holdings’ financial statements as of and for the six months ended June 30, 2013 and is subject to change based on the results of operations and financial condition of Woori Finance Holdings prior to the Spin-off Date.

In all cases, shareholders who would otherwise be entitled to fractional shares from the share consolidation will receive a cash payment in lieu thereof based upon the closing price of shares of Woori Finance Holdings’ common stock on the first day of their modified listing on the KRX KOSPI Market.

Effect of the Spin-off on Holders of Woori Finance Holdings ADSs

As of the Approval Date, each Woori Finance Holdings ADS will represent, in addition to three shares of Woori Finance Holdings’ common stock, the right to receive approximately 0.1911 shares of common stock of KJB Financial Group and approximately 0.2919 shares of common stock of KNB Financial Group (subject to adjustment based on the results operations and financial condition of Woori Finance Holdings prior to the Spin-off Date, as described above), unless either of the New Holdcos is withdrawn from the Spin-off. Such shares of the New Holdcos’ common stock will be received on the Share Distribution Date by the Depositary, as the registered holder of the Woori Finance Holdings’ common stock underlying the ADS, on behalf of the ADS holders. However, pursuant to the deposit agreement relating to the ADSs, the Depositary has determined that it is not commercially feasible to distribute such shares to holders of the ADSs, due among other things to Korean law requirements providing for non-resident investors in listed shares of Korean companies to register in advance with the Financial Supervisory Service and obtain an investment registration card and to open accounts at designated foreign exchange banks in Korea Accordingly, the Depositary will sell the New Holdcos’ common stock it receives in the Spin-off, in a riskless principal capacity, following the relisting of such common stock on the KRX KOSPI Market and distribute the net proceeds of such sale to holders of the ADSs, after deducting applicable fees and expenses of the Depositary and applicable taxes and other governmental charges.

Pursuant to the capital reduction and the resulting share consolidation of Woori Finance Holdings in connection with the Spin-off, as described above, the outstanding ADSs of Woori Finance Holdings will also be consolidated as of the Spin-off Date such that holders of such ADSs recorded in the Depositary’s transfer books will be allotted approximately 0.8390 ADSs in exchange for each outstanding ADS (subject to adjustment based on the results operations and financial condition of Woori Finance Holdings prior to the Spin-off Date, as described above).

Neither of the New Holdcos will issue any ADSs or maintain an American depositary receipts program.

Listing and Trading of New Holdco Shares and Woori Finance Holdings Shares

In connection with the Spin-off, the New Holdcos will apply for relisting of their respective newly issued common stock on the KRX KOSPI Market in accordance with its listing rules. The relisting application will be reviewed and approved by the Korea Exchange in accordance with such listing rules if all applicable requirements are satisfied. The Relisting Date is expected to be on or about February 14, 2014, which date may change in accordance with applicable laws and regulations or the terms of applicable governmental approvals or based upon consultation with relevant authorities. Trading of securities of the New Holdcos will be suspended from January 27, 2014 up to and including the day before the Relisting Date.

In connection with the Spin-off, Woori Finance Holdings will have the current listing of its common stock on the KRX KOSPI Market modified to reflect the Spin-off through a listing change process. Trading of Woori Finance Holdings’ securities will also be suspended from January 27, 2014 up to and including the day before the date of its modified listing under a different ticker symbol. The date of modified listing is tentatively scheduled to be on or about February 14, 2014, which date may change in accordance with applicable laws and regulations or the terms of applicable governmental approvals or based upon consultation with relevant authorities.

Rights of Shareholders and Creditors

Pursuant to Article 530-9, Section 4 of the Commercial Code of Korea, on or about December 27, 2013, which date is within two weeks from the Approval Date, Woori Finance Holdings will publish a public announcement regarding a period in excess of one month for creditors to file objections to the Spin-off (the “Creditor Objection Period”) and, in the case of creditors of which Woori Finance Holdings is already aware, provide individual notice thereof to them. The Creditor Objection Period will be from December 27, 2013 to January 28, 2014. In connection with such an objection, a court may temporarily suspend the Spin-off in certain circumstances.

Because the Spin-off will be in the form of a simple spin-off pursuant to Article 530, Section 2 through 11 of the Commercial Code of Korea, dissenting shareholders of Woori Finance Holdings will not have any appraisal rights with respect to their shares in connection with the Spin-off.

Costs Associated with the Spin-off

Costs incurred in the Spin-off process will be borne by KJB Financial Group if such costs relate to the Kwangju Bank Business, by KNB Financial Group if such costs relate to the Kyongnam Bank Business, and by Woori Finance Holdings if they relate to any businesses other than the Spin-off Businesses. However, in the event of a withdrawal from the Spin-off as described above, costs relating to the Spin-off Business that is withdrawn from the Spin-off will be borne by Woori Finance Holdings. In the event that it is difficult to determine whether any such costs relate to the Spin-off Businesses, such costs will be shared by Woori Finance Holdings and the New Holdcos in proportion to the share allotment ratio with respect to Woori Finance Holdings and the New Holdcos as set forth in the Spin-off Plan.

Certain Relationships between Woori Finance Holdings and the New Holdcos

Immediately following the Spin-off, Woori Finance Holdings will own 0.000248% of the outstanding common stock of each New Holdco upon receiving shares of the New Holdcos in relation to its 2,000 treasury shares. Pursuant to Article 530-9, Section 2 of the Commercial Code of Korea, Woori Finance Holdings and the New Holdcos will not be jointly and severally responsible for Woori Finance Holdings’ liabilities outstanding prior to the Spin-off. Accordingly, each New Holdco will only be responsible for the liabilities (including obligations) of Woori Finance Holdings that relate to the assets and liabilities transferred to such New Holdco pursuant to the Spin-off, and Woori Finance Holdings will be responsible only for those liabilities for which the New Holdcos are not responsible.

Matters requiring transitional measures between Woori Finance Holdings and each New Holdco in relation to the implementation of the Spin-off (including documents, data and other materials and facts relating to the relevant Spin-off Business) will be determined by separate agreement between such parties. In addition, Woori Finance Holdings will provide necessary assistance (including entering into relevant contracts) to the New Holdcos upon their establishment in order for them to continue conducting the Spin-off Businesses as conducted prior to the Spin-off.

Revision or Amendment of the Spin-off Plan

Following the Approval Date, the Spin-off Plan may be revised or amended as to any of the following items from such date to the date of registration of the Spin-off, by resolution of the board of directors of Woori Finance Holdings, without any further approval of its shareholders, to the extent that (i) such revision or amendment is reasonably necessary and the interests of the shareholders of Woori Finance Holdings or the New Holdcos are not adversely affected thereby or (ii) the substance of the relevant provision being amended or revised is not thereby altered.

(1)	Names of the New Holdcos;

(2)	Spin-off schedule;

(3)	Allotment ratio;

(4)	Amount of reduction in the reserves of Woori Finance Holdings;

(5)	Assets and liabilities to be transferred pursuant to the Spin-off and the values thereof;

(6)	Financial structure before and after the Spin-off;

(7)	Number of shares to be issued by each New Holdco in the Spin-off;

(8)	Matters relating to the directors and audit committee members of the New Holdcos; and

(9)	Articles of incorporation of the New Holdcos.

Any such revision or amendment will take effect upon public announcement or public disclosure thereof pursuant to applicable law.

In addition, the Spin-off schedule and other matters set forth in the Spin-off Plan may be changed in accordance with the terms of applicable governmental approvals (including approval of the Financial Services Commission for the establishment of new financial holding companies) or based on consultation with relevant authorities.

Certain Tax Consequences

You should consult your own tax advisor concerning the overall tax consequences of the Spin-off to you, including the consequences of the Spin-off under U.S. federal and relevant state, local and foreign tax laws.

Korean Tax Consequences

The following discussion summarizes the principal Korean tax consequences of the Spin-off to a holder of Woori Finance Holdings’ common stock or ADSs that does not reside in Korea for purposes of Korean taxation (a “non-Korean holder”). The discussion does not purport to be a comprehensive description of all of the Korean tax considerations that may be relevant to a non-Korean holder of Woori Finance Holdings’ common stock or ADSs in the context of the Spin-off. For a summary of certain Korean tax considerations applicable generally to non-Korean holders of common stock of a Korean corporation (such as Woori Finance Holdings and the New Holdcos), see “Item 10E. Taxation—Korean Taxation” of the Woori Finance Holdings 20-F, which is incorporated herein by reference.

Under Korean tax law, a spin-off transaction must satisfy certain specified conditions in order to qualify as a tax-free transaction. Among others, the spin-off must relate to a separable business division that can be independently operated. In this regard, the Korean tax authorities may take the position that a spin-off where the only assets being transferred are shares of a subsidiary should not be treated as a spin-off of a separable business division that can be independently operated, in which case the Spin-off would be treated as a taxable event for Woori Finance Holdings and its shareholders for Korean tax purposes.

In the event that the Spin-off does not qualify as a tax-free transaction due to the Korean tax authorities concluding that it does not constitute a spin-off of a separable business division that can be independently operated, the excess of (x) the market value of the New Holdcos’ shares (and/or any cash distributed in lieu of any such shares) received by a holder of Woori Finance Holdings’ shares or ADSs in the Spin-off over (y) the acquisition cost of such shares (calculated as a percentage of the acquisition cost of the Woori Finance Holdings’ shares or ADSs held by such holder prior to the Spin-off, based on the applicable spin-off ratios) would constitute a “deemed dividend” to such holder for Korean tax purposes. Such a deemed dividend would be subject to Korean income tax at a rate of 22.0% (inclusive of local income surtax). A non-Korean holder that is resident in a country that has entered into a tax treaty with Korea may qualify for a reduced rate of Korean income tax on such deemed dividend. See “Item 10E. Taxation—Korean Taxation—Tax Treaties” of the Woori Finance Holdings 20-F, which is incorporated herein by reference.

Certain aspects of the Korean taxation of such deemed dividends potentially resulting from the Spin-off, including the basis for calculating the market value of the New Holdcos’ shares distributed in the Spin-off and the method of imposition and collection of Korean income tax on such deemed dividends, remain unclear under Korean tax law.

Woori Finance Holdings and/or the New Holdcos may also be required to pay Korean corporate income tax and certain other Korean taxes in connection with the Spin-off. See “Risk Factors—Risks Relating to the Spin-off—Risks relating to Woori Finance Holdings—Woori Finance Holdings and its shareholders may become subject to certain Korean tax obligations in connection with the Spin-off” and See “Risk Factors—Risks Relating to the Spin-off—Risks relating to the New Holdcos—The New Holdcos may become subject to certain Korean tax obligations in connection with the Spin-off.”

Upon their establishment in the Spin-off, each New Holdco will be required to pay registration tax on their share capital at a rate of 0.48%, regardless of whether the Spin-off qualifies as a tax-free transaction under Korean tax law.

In October 2013, an amendment to the Tax Reduction and Exemption Control Act of Korea was proposed in the National Assembly of Korea that would allow the Spin-off to be recognized as a tax-free transaction. If adopted, such amendment would effectively eliminate the negative Korean tax consequences of the Spin-off for Woori Finance Holdings’ shareholders and ADS holders (with respect to the Korean income tax on deemed dividends described above) as well as for Woori Finance Holdings and the New Holdcos. Such amendment is currently pending before the National Assembly, and there is no assurance that it will be adopted or become effective as proposed prior to the Spin-off or at all. In the event that such legislation is not enacted prior to the Spin-off Date and certain other conditions are satisfied, Woori Finance Holdings would be authorized under the Spin-off Plan to withdraw either of the Spin-off Businesses from the Spin-off by resolution of its board of directors. See “The Spin-off—Withdrawal of the Spin-off.”

United States Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences for a U.S. Holder (as defined below) of Woori Finance Holdings’ common stock or ADSs of the Spin-off, and of acquiring, owning and disposing of the New Holdcos’ common stock to U.S. Holders that acquired the New Holdcos’ common stock in the Spin-off. This summary is based on the Code, applicable United States Treasury Regulations, judicial authority, administrative rulings effective as of the date hereof, all as currently in effect. These laws and authorities are subject to change, possibly on a retroactive basis. The discussion below does not address any state, local or foreign or estate and gift tax consequences of the Spin-off. The tax treatment of the Spin-off to the holders will vary depending upon their particular situations.

For purposes of this summary, a “U.S. Holder” means a beneficial owner of Woori Finance Holdings’ common stock or ADSs, or the New Holdcos’ common stock, who is a citizen or resident of the United States, a U.S. domestic corporation, or otherwise subject to U.S. federal income tax on a net income basis with respect to income from the common stock of Woori Finance Holdings or the New Holdcos’ common stock, or the ADSs of Woori Finance Holdings.

The following discussion is intended only as a summary of certain material U.S. federal income tax consequences of the Spin-off and of the ownership of the New Holdcos’ common stock, and does not purport to be a complete analysis or listing of all of the potential tax effects of the Spin-off. In particular, this discussion is directed only to U.S. Holders that hold Woori Finance Holdings’ common stock or ADSs, or will hold the New Holdcos’ common stock as capital assets and that have the U.S. dollar as their functional currency, and does not address the tax treatment of U.S. Holders that are subject to special tax rules, such as banks, dealers in securities or currencies, regulated investment companies, real estate investment trusts, traders in securities electing to mark to market, financial institutions, insurance companies, tax-exempt entities, holders of 10% or more of Woori Finance Holdings’ or a New Holdco’s voting shares, certain U.S. expatriates, U.S. Holders that are liable for alternative minimum tax, certain short-term holders of ADSs or shares of common stock, persons holding ADSs or shares of common stock as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction, or pass-through entity (including partnerships and arrangements classified as partnerships for U.S. federal income tax purposes) and beneficial owner of pass-through entities.

U.S. Holders are urged to consult with their own tax advisers concerning the U.S. federal, state, local, and other tax consequences of the Spin-off, and of receiving, owning, and disposing of common stock of the New Holdcos in their particular circumstances, including the potential treatment of the Spin-off transaction under Section 355 of the Code.

Beneficial owners of Woori Finance Holdings’ ADSs will be treated for U.S. federal income tax purposes as holding the common stock represented by the ADSs.

Consequences of the Spin-off

Generally. The U.S. federal income tax consequences for a U.S. Holder receiving the common stock of the New Holdcos in the Spin-off depend on whether the Spin-off satisfies the conditions for tax-free treatment under Section 355 of the Code. While this determination is ultimately based on all relevant facts and circumstances, Woori Finance Holdings expects that the Spin-off does not qualify for tax-free treatment because, among other things, taking into account the contemplated mergers of the New Holdcos with Kwangju Bank and Kyongnam Bank, respectively, Woori Finance Holdings would not be treated as distributing an amount of stock constituting “control” in the Spin-off for purposes of Section 355 of the Code. However, the treatment of the Spin-off for U.S. federal income tax purposes is subject to significant uncertainty. No rulings have been or will be sought from the IRS concerning whether the Spin-off qualifies for tax-free treatment, and there is no assurance that the IRS will not take a contrary view or that a court would not agree with the IRS if the matter were contested. U.S. Holders are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences of the Spin-off, including the conditions for tax-free treatment under section 355 of the Code.

Under such treatment, the results below would follow:

•	U.S. Holders will receive a taxable distribution in an amount equal to the fair market value of the New Holdcos’ common stock received in the Spin-off (including cash distributed in lieu of fractional shares and amounts withheld, if any, to reflect Korean withholding taxes). Such distribution will constitute foreign source dividend income to the extent paid out of Woori Finance Holdings’ current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Thereafter, the amount of such distribution would otherwise be treated as (1) a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in its shares of Woori Finance Holdings’ common stock or ADSs, and, thereafter, (2) a capital gain. Woori Finance Holdings does not maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles.

•	U.S. Holders would be treated as having received such distribution at the time of such U.S. Holder’s actual or constructive receipt of the common stock of the New Holdcos or, in the case of U.S. Holders of Woori Finance Holdings’ ADSs, at the time of receipt of the common stock of the New Holdcos by the Depositary.

•	U.S. Holders receiving the common stock of the New Holdcos will have a tax basis in such common stock equal to its fair market value on the Share Distribution Date and a holding period in such common stock that will commence on the day after the Share Distribution Date.

Dividends paid in Won will be included in a U.S. Holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date that such U.S. Holder (or the Depositary, in the case of ADSs) receives the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the Share Distribution Date, the U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Won received that are converted into U.S. dollars on a date subsequent to receipt.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Dividends paid on the ADSs and common stock will be treated as qualified dividends if (i) Woori Finance Holdings is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) Woori Finance Holdings was not, in the year prior to Spin-off, and is not, in the year of the Spin-off, a passive foreign investment company as defined for U.S. federal income tax purposes (a “PFIC”). The income tax treaty between Korea and the United States (the “Treaty”) has been approved for the purposes of the qualified dividend rules, and Woori Finance Holdings believes that it is eligible for benefits under the Treaty. Based on its audited annual financial statements, Woori Finance Holdings believes that it was not a PFIC in its 2011 or 2012 taxable year. In addition, based on its interim financial statements and current expectations regarding its income, assets and activities, Woori Finance Holdings does not anticipate becoming a PFIC for its 2013 taxable year.

Korean withholding tax, if any, imposed on the Spin-off will be treated as a foreign income tax that a U.S. Holder may elect to deduct in computing its income tax or, subject to generally applicable limitations and conditions under the Code, to credit against its U.S. federal income tax liability. For purposes of calculating the foreign tax credits, dividends paid on the common stock or ADSs will generally constitute foreign source passive income for U.S. tax purposes. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed in respect of arrangements in which a U.S. Holder’s expected economic profit is insubstantial. U.S. Holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances.

Special Consequences to U.S. Holders of Woori Finance Holdings’ ADSs. A U.S. Holder of Woori Finance Holdings’ ADSs will not receive the New Holdcos’ common stock directly in the Spin-off. The Depositary will sell the New Holdcos’ common stock it receives in the Spin-off, in a riskless principal capacity, and distribute the net proceeds of such sale to holders of the ADSs, after deducting applicable fees and expenses of the Depositary and applicable taxes and other governmental charges. Woori Finance Holdings expects that a U.S. Holder of Woori Finance Holdings’ ADSs will be treated as receiving the New Holdcos’ common stock (including cash distributed in lieu of fractional shares and amounts withheld, if any, to reflect Korean withholding taxes) in the Spin-off, and taxed on such receipt as described above under “—Consequences of the Spin-off—Generally.” The disposition of the New Holdcos’ common stock by the Depositary is expected to be treated as a transaction separate from the distribution of such common stock. With respect to the disposition, the U.S. Holder should be treated as disposing of the New Holdcos’ common stock on the date the Depositary disposes of such common stock, for the cash proceeds the Depositary receives on such disposition. Under such treatment, a U.S. Holder of Woori Finance Holdings’ ADSs would be subject to tax on the disposition as described below in “—Ownership of New Holdco Shares—Sale, Exchange or Disposition.” U.S. Holders of Woori Finance Holdings’ ADSs are urged to consult their own U.S. tax advisers on the potential U.S. tax consequences of the Spin-off.

Ownership of New Holdco Shares

Distributions

The gross amount of cash dividends received by a U.S. Holder on the common stock of a New Holdco (prior to deduction of Korean taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income. Dividends paid in Won will be included in the U.S. Holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date such U.S. Holder actually or constructively receives the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. Holders should consult their own tax advisers regarding the treatment of any foreign currency gain or loss on any Won received by U.S. Holders that are converted into U.S. dollars on a date subsequent to receipt.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the common stock of a New Holdco will be subject to taxation at the reduced rates applicable to capital gains if the dividends are “qualified dividends.” Dividends paid on a New Holdco’s common stock will be treated as qualified dividends if (i) the New Holdco paying the distribution is eligible for the benefits of the Treaty and (ii) the New Holdco paying the distribution was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a PFIC. Woori Finance Holdings believes that both New Holdcos will be eligible for benefits under the Treaty. Based on their respective annual and interim annual financial statements, Woori Finance Holdings does not anticipate either of the New Holdcos being classified as a PFIC. You should consult your own tax advisers regarding the availability of the reduced dividend tax rate in light of your own particular circumstances.

Distributions of additional shares in respect of the common stock of a New Holdco that are made as part of a pro-rata distribution to all shareholders of such New Holdco generally will not be subject to U.S. federal income tax.

Korean withholding tax imposed on a distribution will be treated as a foreign income tax that a U.S. Holder may elect to deduct in computing its income tax or, subject to generally applicable limitations and conditions under the Code, to credit against its U.S. federal income tax liability. Any Korean securities transaction tax or agriculture and fishery special surtax that U.S. Holders pay will not be creditable for foreign tax credit purposes. For purposes of calculating the foreign tax credits, dividends paid on the New Holdcos’ common stock will generally constitute foreign source passive income for U.S. tax purposes. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed in respect of arrangements in which a U.S. Holder’s expected economic profit is insubstantial. U.S. Holders of the common stock of a New Holdco should consult their own advisors concerning the implications of these rules in light of their particular circumstances.

Sale, Exchange or Disposition

Gain or loss realized by a U.S. Holder on the sale, exchange or other disposition of shares of a New Holdco’s common stock will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between the U.S. Holder’s adjusted tax basis in its shares of the relevant New Holdco’s common stock and the U.S. dollar amount realized on such sale, exchange or other disposition. The gain or loss will be long-term gain or loss if such shares of the relevant New Holdco’s common stock were held for more than one year. The excess of net long-term capital gains over net short-term capital losses generally will be taxed at a lower rate than ordinary income for non-corporate taxpayers. The deduction of capital losses is subject to limitations.

U.S. Information Reporting and Backup Withholding Rules

To the extent paid within the United States or through certain U.S. related financial intermediaries, the distribution in the Spin-off, as well as future distributions on the New Holdcos’ common stock, and the sale, exchange or disposition of the New Holdcos’ common stock are subject to information reporting and may be subject to backup withholding unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder’s United States federal income tax liability, provided that such U.S. Holder provides the required information to the IRS.

EXCHANGE RATES

The table below sets forth, for the periods and dates indicated, information concerning the noon buying rate for Won, expressed in Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Won or U.S. dollar amounts referred to in this Information Statement could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. On November 1, 2013, the noon buying rate was Won 1,060.9 = US$1.00.

	Won per U.S. dollar (noon buying rate)
	Low	High	Average(1)	Period-End
2008	935.2	1,507.9	1,098.7	1,262.0
2009	1,149.0	1,570.1	1,274.6	1,163.7
2010	1,104.0	1,253.2	1,155.7	1,130.6
2011	1,049.2	1,197.5	1,106.9	1,158.5
2012	1,063.2	1,185.0	1,126.2	1,063.2
2013 (through November 1)	1,056.0	1,161.3	1,101.4	1,060.9
May	1,086.0	1,132.1	1,111.5	1,129.3
June	1,117.2	1,161.3	1,135.0	1,141.5
July	1,112.2	1,147.9	1,125.0	1,122.7
August	1,109.4	1,123.9	1,115.9	1,109.4
September	1,070.9	1,097.8	1,802.3	1,073.3
October	1,057.5	1,075.5	1,065.9	1,060.8
November (through November 1)	1,060.9	1,060.9	1,060.9	1,060.9

Source: Federal Reserve Bank of New York.

(1)	The average of the daily noon buying rates of the Federal Reserve Bank in effect during the relevant period (or portion thereof).

MARKET PRICE INFORMATION

Woori Finance Holdings’ common stock is listed on the KRX KOSPI Market under the identifying code 053000. In the United States, Woori Finance Holdings’ common stock trades on the New York Stock Exchange under the symbol “WF” in the form of American depositary receipts evidencing ADSs, each representing three shares of its common stock. For historical information on the price history of Woori Finance Holdings’ common stock and ADSs, see “Item 9A. Offering and Listing Details — Market Price Information” of the Woori Finance Holdings Form 20-F, which is incorporated herein by reference.

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the KRX KOSPI Market for Woori Finance Holdings’ common stock, and their high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for Woori Finance Holdings’ ADSs.

	KRX KOSPI Market			New York Stock Exchange(1)
	Closing Price Per Common Stock		Average Daily Trading Volume	Closing Price Per ADS		Average Daily Trading Volume
	High	Low		High	Low
			(in thousands of shares)			(in shares)
2013 (through November 4)
January	12,950	11,350	2,064	35.9	32.37	10,519
February	13,150	12,100	1,379	36.12	33.47	6,511
March	13,050	11,800	1,554	36.31	31.64	7,810
April	12,800	11,250	1,707	34.24	30.08	13,236
May	12,200	10,800	2,378	32.47	29.79	22,541
June	11,850	9,800	2,068	31.84	25.09	16,750
July	11,800	10,500	1,519	31.29	27.51	20,476
August	11,550	10,600	1,628	31.18	28.08	37,600
September	12,650	11,150	1,514	35.51	30.44	7,505
October	13,500	12,000	1,577	38.09	33.51	4,943
November (through November 4)	12,350	12,200	2,210	34.42	34.32	15,300

Source: KRX KOSPI Market; New York Stock Exchange.

(1)	Each ADS represents the right to receive three shares of Woori Finance Holdings’ common stock.

INFORMATION ABOUT KJB FINANCIAL GROUP

SELECTED FINANCIAL AND OTHER DATA

Consolidated Financial Data

The selected financial data as of and for the years ended December 31, 2010, 2011 and 2012 set forth below have been derived from Kwangju Bank’s audited consolidated financial statements appearing elsewhere in this Information Statement. The selected financial data as of June 30, 2013 and for the six months ended June 30, 2012 and 2013 set forth below have been derived from Kwangju Bank’s unaudited interim consolidated financial statements appearing elsewhere in this Information Statement.

	For the year ended December 31,						For the six months ended June 30,
	2010(1)		2011(1)		2012(1)		2012		2013
	(in billions of Won, except per share data)
Consolidated Statement of Comprehensive Income Data
Interest income	￦	907	￦	950	￦	980	￦	494	￦	444
Interest expense		(439)		(449)		(487)		(246)		(214)

Net interest income		468		500		493		248		231

Fees and commissions income		57		50		53		25		25
Fees and commissions expense		(28)		(28)		(34)		(15)		(17)

Net fees income		30		22		19		10		8

Dividend income		29		28		24		12		12
Gain on financial assets at fair value through profit or loss		15		3		33		8		2
Gain (loss) on available-for-sale financial assets		8		(3)		(2)		2		(7)
Gain on held-to-maturity financial assets		21		—		—		—		—
Impairment loss on credit loss		(142)		(90)		(96)		(43)		(36)
Other net operating expenses		(243)		(278)		(287)		(120)		(137)

Operating Income		166		183		184		118		73
Other non-operating income		N/A (1)		4		7		2		3
Other non-operating loss		N/A (1)		(11)		(14)		(8)		(7)

Net income before income tax expense		166		176		177		112		69
Income tax expense		(41)		(40)		(41)		(27)		(14)

Net income (adjusted profit after provision of reserve for bad debts was Won 83 billion and Won 100 billion for the years ended December 31, 2011 and 2012, respectively, and Won 87 billion and Won 58 billion for the six months ended June 30, 2012 and 2013, respectively)	￦	124	￦	136	￦	136	￦	85	￦	56

Net income attributable to:
Owners	￦	124	￦	136	￦	136	￦	85	￦	56
Non-controlling interests		—		—		—		—		—
Other comprehensive income (loss), net of tax		2		(4)		(3)		4		9

Total comprehensive income	￦	126	￦	133	￦	134	￦	88	￦	65

Total comprehensive income attributable to:
Owners	￦	126	￦	133	￦	134	￦	88	￦	65
Non-controlling interests		—		—		—		—		—
Net income per share:
Basic and diluted earnings per share	￦	2,394	￦	2,635	￦	2,635	￦	1,648	￦	1,062

(1)	Pursuant to an amendment to K-IFRS No. 1001, Presentation of Financial Statements, which became effective in 2012, certain operating income and expense items for the year ended December 31, 2012 have been reclassified from interest expense, depreciation expense or net other operating income (expense) to net other non-operating income (expense). Corresponding amounts for the year ended December 31, 2011 (but not for the year ended December 31, 2010) appearing below have been restated to reflect such reclassification. For additional information, see Note 2-(2)-1) of the notes to Kwangju Bank’s consolidated financial statements for the years ended December 31, 2011 and 2012 appearing elsewhere in this Information Statement.

	As of December 31,						As of June 30,
	2010		2011		2012		2013(1)
	(in billions of Won)
Consolidated Statement of Financial Position Data
Assets:
Cash and cash equivalents	￦	469	￦	394	￦	456	￦	185
Financial assets at fair value through profit or loss		392		369		385		400
Available-for-sale financial assets		1,342		1,107		918		1,035
Held-to-maturity financial assets		2,131		2,481		2,271		2,111
Loans and receivables		12,239		13,416		14,385		15,052
Investment properties		47		49		47		45
Premises and equipment		133		128		134		132
Intangible assets, net		12		10		9		13
Other assets		52		60		12		13
Current tax assets		1		1		1		1
Deferred tax assets		24		16		—		—

Total assets	￦	16,841	￦	18,030	￦	18,617	￦	18,986

Liabilities:
Financial liabilities at fair value through profit or loss	￦	24	￦	1	￦	1	￦	3
Deposits due to customers		11,427		12,276		13,040		13,529
Borrowings		3,005		2,990		2,600		2,549
Debentures		700		851		896		796
Retirement benefit obligations		2		4		6		8
Provisions		92		80		20		22
Current income tax liabilities		5		8		6		10
Other financial liabilities		440		563		688		672
Other liabilities		19		19		15		15
Deferred tax liabilities		—		—		7		5
Derivative liabilities		—		22		22		19

Total liabilities	￦	15,714	￦	16,814	￦	17,301	￦	17,628

Equity:
Capital stock	￦	247	￦	247	￦	247	￦	247
Hybrid securities		87		87		87		87
Other paid-in capital		85		85		85		85
Other capital components		17		13		11		17
Retained earnings (including regulatory reserve for credit loss of Won 53 billion and Won 89 billion as of December 31, 2011 and 2012, respectively, and planned regulatory reserve for credit loss of Won 26 billion and Won 2 billion as of December 31, 2012 and June 30, 2013, respectively)		692		785		887		922
Non-controlling interest		—		—		—		—

Total equity		1,127		1,217		1,316		1,358

Total liabilities and equity	￦	16,841	￦	18,030	￦	18,617	￦	18,986

(1)	Pursuant to K-IFRS 1110, Consolidated Financial Statements, which became effective in 2013, Kwangju Bank’s interim consolidated financial statements appearing elsewhere in this Information Statement include trust accounts for which Kwangju Bank guarantees only the repayment of principal, as well as certain other entities, which were not previously subject to consolidation. The consolidated statement of financial position data as of December 31, 2010, 2011 and 2012 appearing above have not been restated to reflect this change. For further information regarding this and other changes to Kwangju Bank’s accounting policies, see Note 2(1)-1 of the notes to Kwangju Bank’s interim consolidated financial statements appearing elsewhere in this Information Statement.

Selected Operating Data

The selected ratios set forth below are calculated based on the consolidated financial statements of Kwangju Bank and in accordance with applicable reporting guidelines of the Financial Supervisory Service.

	As of or for the years ended December 31,				As of or for the six months ended June 30,
	2010		2011	2012	2013
Net income as a percentage of:
Average total assets(1)	0.65%		0.47%	0.55%	0.60%
Average equity(1)	10.22		6.78	8.02	7.97
Ratio of non-performing credits to total credits(2)	2.83		1.48	1.33	1.27
Ratio of provision for credit losses to total credits(2)	2.33		1.90	1.88	1.75
Net interest spread(3)	2.75		2.82	2.63	2.58
Net interest margin(4)	2.92		2.95	2.75	2.48
Ratio of capital(5)	13.22	(8)	13.80	14.30	12.85
Ratio of basic capital (“Tier I capital adequacy ratio”)(6)	9.03	(8)	8.68	9.65	9.48
Ratio of supplementary capital (“Tier II capital adequacy ratio”)(7)	4.19	(8)	5.12	4.65	3.37

(1)	Derived by dividing net income (annualized for interim periods) by the daily average balance of total assets or total equity, as applicable, in each case calculated in accordance with applicable reporting guidelines of the Financial Supervisory Service.
(2)	Includes loans, guarantees and other credits in both the banking and trust accounts, calculated in accordance with applicable applicable reporting guidelines of the Financial Supervisory Service. Non-performing credits comprise credits that are classified as substandard or below based on the asset classification criteria of the Financial Services Commission.
(3)	Represents the difference between the average annual rate of interest earned on Won-denominated interest earning assets and the average annual rate of interest paid on Won-denominated interest bearing liabilities, calculated in accordance with applicable reporting guidelines of the Financial Supervisory Service.
(4)	Derived by dividing net interest income (annualized for interim periods) by average interest earning assets, calculated in accordance with applicable reporting guidelines of the Financial Supervisory Service.
(5)	Calculated as the ratio of the sum of Tier I and Tier II capital to risk-weighted assets, based on applicable reporting guidelines of the Financial Supervisory Service.
(6)	Calculated as the ratio of Tier I capital to risk-weighted assets, based on applicable reporting guidelines of the Financial Supervisory Service.
(7)	Calculated as the ratio of Tier II capital to risk-weighted assets, based on applicable reporting guidelines of the Financial Supervisory Service.
(8)	Based on prior generally accepted accounting principles in Korea.

Selected Financial Information

Average Balances and Related Interest

The following tables show Kwangju Bank’s average balances and interest rates (annualized for interim periods) for the past three years and for the six months ended June 30, 2012 and 2013:

	Year ended December 31,															For the six months ended June 30,
	2010					2011					2012					2012					2013
	Average Balance(1)		Interest Income(2)		Average Yield	Average Balance(1)		Interest Income(2)		Average Yield	Average Balance(1)		Interest Income(2)		Average Yield	Average Balance(1)		Interest Income(2)		Average Yield	Average Balance(1)		Interest Income(2)		Average Yield
	(in billions of Won, except percentages)
Assets
Interest—earning assets
Due from banks	￦	1,097	￦	28	2.55%	￦	1,137	￦	30	2.64%	￦	1,096	￦	28	2.55%	￦	1,090	￦	14	2.66%	￦	1,000	￦	10	1.90%
Loans(3)
Commercial and industrial		6,758		436	6.45		7,131		464	6.51		7,924		489	6.17		7,708		243	6.37		8,470		234	5.56
Trade financing		374		8	2.14		439		6	1.37		459		6	1.31		509		3	1.18		402		2	1.00
Lease financing(4)		—		—	—		—		—	—		—		—	—		—		—	—		—		—	—
Other commercial		675		35	5.19		582		32	5.50		556		28	5.04		578		15	5.02		440		9	4.32
General purpose household(5)		2,437		152	6.24		2,379		150	6.31		2,257		138	6.11		2,300		71	6.26		2,100		58	5.52
Mortgage		761		43	5.65		1,018		58	5.70		1,603		87	5.43		1,515		43	5.68		1,791		41	4.63
Credit cards(2)		175		47	26.86		191		48	25.13		195		47	24.10		203		24	23.65		190		22	23.68

Total loans		11,180		721	6.45		11,740		758	6.46		12,994		795	6.12		12,813		399	6.27		13,393		366	5.51
Securities
Trading(6)		20		0	—		12		0	—		21		1	4.76		17		2	23.53		71		1	1.41
Investment(7)		3,367		155	4.60		3,448		159	4.61		3,384		152	4.49		3,398		77	4.59		3,123		66	4.29

Total securities		3,387		155	4.58		3,460		159	4.60		3,405		153	4.49		3,415		79	4.69		3,194		67	4.23
Other		387		3	0.78		587		3	0.51		422		4	0.95		318		2	0.94		410		2	0.98

Total average interest—earning assets		16,051		907	5.65		16,924		950	5.61		17,917		980	5.47		17,636		494	5.65		17,997		445	4.98

Total average non—interest—earning assets		671		—	—		616		—	—		674		—	—		682		—	—		725		—	—

Total average assets	￦	16,722	￦	907	5.42%	￦	17,540	￦	950	5.42%	￦	18,591	￦	980	5.27%	￦	18,318	￦	494	5.44%	￦	18,722	￦	445	4.79%

	Year ended December 31,															For the six months ended June 30,
	2010					2011					2012					2012					2013
	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost
	(in billions of Won, except percentages)
Liabilities
Interest—bearing liabilities
Deposits due to customers:
Demand deposits	￦	1,208	￦	3	0.25%	￦	1,312	￦	3	0.23%	￦	1,503	￦	3	0.20%	￦	1,467	￦	2	0.20%	￦	1,584	￦	2	0.19%
Time and savings deposits		8,694		246	2.83		9,377		273	2.91		10,534		323	3.07		10,372		162	3.14		10,941		142	2.62
Certificates of deposit		1,438		59	4.10		1,056		41	3.88		741		30	4.05		769		16	4.03		585		10	3.42
Other deposits		52		0	—		28		0	—		39		0	—		35		0	—		62		0	—

Total deposits		11,392		308	2.70		11,773		317	2.69		12,817		356	2.78		12,643		180	2.86		13,172		154	2.36
Borrowings		2,626		74	2.82		3,017		81	2.68		2,999		79	2.63		3,093		42	2.72		2,630		34	2.59
Debentures		839		55	6.56		772		50	6.48		816		51	6.25		762		24	6.30		825		25	6.18
Other		234		1	0.43		516		1	0.19		504		1	0.20		382		1	0.52		537		1	0.19

Total average interest—bearing liabilities		15,091		438	2.90		16,078		449	2.79		17,136		487	2.84		16,880		247	2.93		17,164		214	2.51
Total average non—interest—bearing liabilities		294		—	—		256		—	—		141		—	—		99		—	—		137		—	—

Total average liabilities		15,385		438	2.85		16,334		449	2.75		17,277		487	2.82		16,979		247	2.92		17,301		214	2.49

Total average equity		1,337		—	—		1,206		—	—		1,314		—	—		1,339		—	—		1,421		—	—
Total average liabilities and equity	￦	16,722	￦	438	2.62%	￦	17,540	￦	449	2.56%	￦	18,591	￦	487	2.62%	￦	18,318	￦	247	2.70%	￦	18,722	￦	214	2.30%

(1)	Average balances are based on daily balances.
(2)	Interest income from credit cards is derived from interest on credit card loans and credit card installment purchases, merchant fees and commission on cash advances and credit card installment purchases.
(3)	Not including other receivables, and prior to deducting provision for credit losses and present value discount or reflecting deferred origination costs.
(4)	Includes automobile lease financing to consumer borrowers.
(5)	Includes home equity loans.
(6)	Represents financial assets at fair value through profit or loss.
(7)	Includes available-for-sale financial assets and held-to-maturity financial assets.

Analysis of Changes in Net Interest Income—Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income based on changes in volume and changes in rate for 2011 compared to 2010, 2012 compared to 2011 and the first six months of 2013 compared to the corresponding period in 2012. Information is provided with respect to: (1) effects attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	2011 vs. 2010 increase/(decrease) due to changes in						2012 vs. 2011 increase/(decrease) due to changes in						First half 2013 vs. first half 2012 increase/(decrease) due to changes in
	Volume		Rate		Total		Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest—earning assets
Due from banks	￦	1	￦	1	￦	2	￦	(1)	￦	(1)	￦	(2)	￦	(1)	￦	(3)	￦	(4)
Loans(1)
Commercial and industrial		24		4		28		52		(27)		25		24		(33)		(9)
Trade financing		1		(3)		(2)		0		0		0		(1)		0		(1)
Lease financing(2)		—		—		—		—		—		—		—		—		—
Other commercial		(5)		2		(3)		(1)		(3)		(4)		(4)		(2)		(6)
General purpose household(3)		(4)		2		(2)		(8)		(4)		(12)		(6)		(7)		(13)
Mortgage		15		0		15		33		(4)		29		8		(10)		(2)
Credit cards		4		(3)		1		1		(2)		(1)		(2)		0		(2)
Securities
Trading(4)		0		0		0		0		1		1		6		(7)		(1)
Investment(5)		4		0		4		(3)		(4)		(7)		(6)		(5)		(11)
Other		2		(2)		0		(1)		2		1		1		(1)		0

Total interest income	￦	42	￦	1	￦	43	￦	72	￦	(42)	￦	30	￦	19	￦	(68)	￦	(49)

Interest—bearing liabilities
Deposits due to customers
Demand deposits	￦	0	￦	0	￦	0	￦	0	￦	0	￦	0	￦	0	￦	0	￦	0
Time and savings deposits		19		8		27		34		16		50		9		(29)		(20)
Certificates of deposit		(16)		(2)		(18)		(12)		1		(11)		(4)		(2)		(6)
Other deposits		0		0		0		0		0		0		0		0		0
Borrowings		11		(4)		7		0		(2)		(2)		(6)		(2)		(8)
Debentures		(4)		(1)		(5)		3		(2)		1		2		(1)		1
Other		1		(1)		0		0		0		0		0		0		0

Total interest expense	￦	11	￦	0	￦	11	￦	25	￦	13	￦	38	￦	1	￦	(34)	￦	(33)

Net interest income	￦	31	￦	1	￦	32	￦	47	￦	(55)	￦	(8)	￦	18	￦	(34)	￦	(16)

(1)	Not including other receivables, and prior to deducting provisions for credit losses and present value discount or reflecting deferred origination costs.
(2)	Includes automobile lease financing to consumer borrowers.
(3)	Includes home equity loans.
(4)	Represents financial assets at fair value through profit or loss.
(5)	Includes available-for-sale financial assets and held-to-maturity financial assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

KJB Financial Group will be newly established in connection with the Spin-off and will have no prior operating history. Following the Spin-off, KJB Financial Group will own 100% of the outstanding common stock of Kwangju Bank, and its principal business will be the ownership and operation of Kwangju Bank, as its financial holding company. Accordingly, the following discussion is based on Kwangju Bank’s consolidated financial statements as of and for the years ended December 31, 2010, 2011 and 2012. A discussion based on Kwangju Bank’s interim consolidated financial statements as of September 30, 2013 and for the nine months ended September 30, 2012 and 2013 will be added prior to completion of this Information Statement following the finalization and availability of such financial statements. This discussion should be read in conjunction with Kwangju Bank’s audited consolidated annual financial statements and related notes and unaudited interim consolidated financial statements and related notes included elsewhere in this Information Statement. Unless otherwise specified, the information provided below is stated on a consolidated basis.

Kwangju Bank prepares its financial statements in accordance with K-IFRS, which differs in certain significant respects from U.S. GAAP. Kwangju Bank has made no attempt to identify or quantify the impact of differences between K-IFRS and U.S. GAAP. See Note 42 of the notes to Kwangju Bank’s consolidated financial statements for the years ended December 31, 2010 and 2011 included elsewhere in this Information Statement for a description of the effects of the conversion from previous generally accepted accounting principles in Korea to K-IFRS.

For a description of certain recent changes to K-IFRS, see Note 2-(1) of the notes to Kwangju Bank’s interim consolidated financial statements included elsewhere in this Information Statement.

Overview

Trends in the Korean Economy

Kwangju Bank’s financial position and results of operations have been and will continue to be significantly affected by financial and economic conditions in Korea. Substantial growth in lending in Korea to SMEs in recent years, and financial difficulties experienced by such enterprises as a result of, among other things, adverse economic conditions in Korea and globally, have generally led to increasing delinquencies and a deterioration in overall asset quality in the credit exposures of Korean banks to SMEs. In light of the difficult financial condition and liquidity position of SMEs in Korea since the second half of 2008, the Korean government introduced measures intended to encourage Korean banks to provide financial support to SME borrowers. See “Risk Factors — Risks relating to the New Holdcos — Risks relating to the Banks’ corporate loan portfolios—Each Bank has significant exposure to SMEs, and any financial difficulties experienced by these customers may result in a deterioration of such Bank’s asset quality and have an adverse impact on such Bank.”

In recent years, commercial banks, consumer finance companies and other financial institutions in Korea have also made significant investments and engaged in aggressive marketing in retail lending (including mortgage and home equity loans), leading to substantially increased competition in this segment. The rapid growth in retail lending, together with adverse economic conditions in Korea in recent years, have generally led to increasing delinquencies and a deterioration in asset quality. See “Risk Factors — Risks relating to the New Holdcos — Risks relating to the Banks’ consumer credit portfolios and credit card portfolios.”

The Korean economy is closely tied to, and is affected by developments in, the global economy. While the rate of deterioration of the global economy since the commencement of the global financial crisis in 2008 has slowed, with some signs of stabilization and improvement, the overall prospects for the Korean and global economy in the remainder of 2013 and beyond remain uncertain. Starting in the second half of 2011, the global financial markets have experienced significant volatility as a result of, among other things, the financial difficulties affecting many governments worldwide, in particular in Cyprus, Greece, Spain, Italy and Portugal, as well as concerns in recent months regarding the timing and potential economic impact of a future scale-down by the U.S. Federal Reserve Board of its “quantitative easing” stimulus program. In addition, measures adopted by the international community to sanction Iran for its nuclear weapons program, as well as recent political and social instability in various countries in the Middle East and Northern Africa, including in Syria, Egypt, Libya and Yemen, have resulted in volatility and uncertainty in the global energy markets. Any of these or other developments could potentially trigger another financial and economic crisis. Furthermore, in recent months, the Chinese economy has begun to show signs of a potential slowdown, including decreased gross domestic product growth rates and falling real estate price levels in certain urban areas. In response, the Chinese government has implemented stimulus measures, including a decrease in the benchmark interest rate for deposits and loans, but the overall impact of such stimulus measures remains uncertain. In light of the high level of interdependence of the global economy, any of the foregoing developments could have a material adverse effect on the Korean economy and financial markets, and in turn on Kwangju Bank’s business, financial condition and results of operations.

As a result of volatile conditions and weakness in the Korean and global economies, as well as factors such as the uncertainty surrounding the global financial markets, fluctuations in oil and commodity prices, interest and exchange rate fluctuations, higher unemployment, lower consumer confidence, increases in inflation rates, potential tightening of fiscal and monetary policies and continued tensions with North Korea, the economic outlook for the financial services sector in Korea in the remainder of 2013 and for the foreseeable future remains uncertain.

Changes in Securities Values, Exchange Rates and Interest Rates

Fluctuations of exchange rates, interest rates and stock prices affect, among other things, the demand for Kwangju Bank’s products and services, the value of and rate of return on Kwangju Bank’s assets, the availability and cost of funding and the financial condition of Kwangju Bank’s customers. The following table shows, for the dates indicated, the stock price index of all equities listed on the KRX KOSPI Market as published in the KOSPI, the Won to U.S. dollar exchange rates and benchmark Won borrowing interest rates.

	Dec. 31, 2008		June 30, 2009		Dec. 31, 2009		June 30, 2010		Dec. 31, 2010		June 30, 2011		Dec. 31, 2011		June 30, 2012		Dec. 31, 2012(4)		30th June, 2013(5)
KOSPI		1,124.47		1,390.07		1,682.77		1,698.29		2,051.0		2,100.69		1,825.12		1,854.01		1,997.05		1,863.32
￦/US$ exchange rates (1)	￦	1,262.00	￦	1,273.5	￦	1,163.7	￦	1,273.5	￦	1,163.7	￦	1,066.3	￦	1,158.5	￦	1,141.17	￦	1,063.24	￦	1,141.45
Corporate bond rates (2)		8.1%		5.6%		5.7%		5.0%		4.3%		4.5%		4.2%		3.9%		3.4%		3.5%
Treasury bond rates (3)		3.4%		4.2%		4.4%		3.9%		3.4%		3.8%		3.3%		3.3%		2.8%		2.9%

(1)	Represents the noon buying rate on the dates indicated.
(2)	Measured by the yield on three-year Korean corporate bonds rated as A+ by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Strategy and Finance of Korea.
(4)	As of December 28, 2012, the last day of trading for the KRX KOSPI Market in 2012.
(5)	As of June 28, 2013, the last day of trading for the KRX KOSPI Market in June 2013.

Critical Accounting Policies

Kwangju Bank’s consolidated financial statements as of and for the years ended December 31, 2010, 2011 and 2012, and as of June 30, 2013 and for the six months June 30, 2012 and 2013, included in this Information Statement have been prepared in accordance with K-IFRS. The preparation of these financial statements requires Kwangju Bank to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses as well as the disclosure of contingent assets and liabilities. See Note 2 of the notes to Kwangju Bank’s interim consolidated financial statements included elsewhere in this Information Statement for a summary of Kwangju Bank’s significant accounting policies that are critical to the portrayal of its financial condition since they require its management to make difficult, complex or subjective judgments, some of which may relate to inherently uncertain matters, and because of the possibility that future events affecting these estimates may differ significantly from management’s current judgment.

Results of Operations

Net Interest Income

The following table shows, for the periods indicated, the principal components of Kwangju Bank’s interest income and interest expense:

	Year ended December 31,						Percentage Change
	2010		2011		2012		2011/2010	2012/2011
	(in billions of Won)						(%)
Interest income
Due from banks	￦	28	￦	30	￦	28	7.1%	(6.7)%
Loans		721		758		795	5.1	4.9
Financial assets at fair value through profit or loss		0		0		1	0.0	N.A.
Investment financial assets(1)		155		159		152	2.6	(4.4)
Other assets		4		3		4	(25.0)	33.3

Total interest income		907		950		980	4.7	3.2

Interest expense
Deposits		308		317		356	2.9	12.3
Borrowings		74		81		79	9.5	(2.5)
Debentures		55		50		51	(9.1)	2.0
Others		2		1		1	(50.0)	0.0

Total interest expense		439		449		487	2.5	8.2

Net interest income	￦	468	￦	500	￦	493	6.8	(1.4)

N.A. means not applicable.

(1)	Includes available-for-sale financial assets and held-to-maturity financial assets.

Comparison of 2012 to 2011

Interest income. Interest income increased 3.2% from Won 950 billion in 2011 to Won 980 billion in 2012 primarily as a result of a 4.9% increase in interest on loans. The average balance of Kwangju Bank’s interest-earning assets increased 5.9% from Won 16,924 billion in 2011 to Won 17,917 billion in 2012, principally due to the growth in its loan portfolio. The effect of this increase was partially offset by a 14 basis point decrease in average yields on Kwangju Bank’s interest-earning assets from 5.61% in 2011 to 5.47% in 2012, which mainly reflected a decrease in the general level of interest rates in Korea in 2012.

The 4.9% increase in interest on loans from Won 758 billion in 2011 to Won 795 billion in 2012 was primarily due to:

•	a 57.5% increase in the average volume of mortgage loans from Won 1,018 billion in 2011 to Won 1,603 billion in 2012, which was partially offset by a 27 basis point decrease in average yields on such loans from 5.70% in 2011 to 5.43% in 2012; and

•	an 11.1% increase in the average volume of commercial and industrial loans from Won 7,131 billion in 2011 to Won 7,924 billion in 2012, which was partially offset by a 34 basis point decrease in average yields on such loans from 6.51% in 2011 to 6.17% in 2012.

The effect of the above increases was partially offset by a 5.1% decrease in the average volume of general purpose household loans (including home equity loans) from Won 2,379 billion in 2011 to Won 2,257 billion in 2012, which was enhanced by a 20 basis point decrease in average yields on such loans from 6.31% in 2011 to 6.11% in 2012.

Overall, the average volume of Kwangju Bank’s loans increased 10.7% from Won 11,740 billion in 2011 to Won 12,994 billion in 2012, while the average yields on its loans decreased by 34 basis points, from 6.46% in 2011 to 6.12% in 2012.

Kwangju Bank’s financial asset portfolio consists primarily of investment financial assets, of which debt securities issued by Korean corporations accounted for a majority, as well as financial assets at fair value through profit or loss. Interest on investment financial assets decreased 4.4% from Won 159 billion in 2011 to Won 152 billion in 2012, mainly as a result of a 12 basis point decrease in average yields on such assets from 4.61% in 2011 to 4.49% in 2012, which was enhanced by a 1.9% decrease in the average balance of such assets from Won 3,448 billion in 2011 to Won 3,384 billion in 2012.

Interest expense. Interest expense increased 8.2% from Won 449 billion in 2011 to Won 487 billion in 2012, primarily due to a 12.3% increase in interest expense on deposits. Such increase was offset in part by a 2.5% decrease in interest expense on borrowings. The average balance of interest-bearing liabilities increased 6.6% from Won 16,078 billion in 2011 to Won 17,136 billion in 2012, principally due to an increase in the average balance of time and savings deposits. The effect of this increase was enhanced by an increase of 5 basis points in the average cost of interest-bearing liabilities from 2.79% in 2011 to 2.84% in 2012, which was driven mainly by an increase in the average cost of time and savings deposits.

The 12.3% increase in interest expense on deposits from Won 317 billion in 2011 to Won 356 billion in 2012 was primarily due to an 18.3% increase in interest expense on time and savings deposits from Won 273 billion in 2011 to Won 323 billion in 2012. Such increase was primarily attributable to a 12.3% increase in the volume of such deposits from Won 9,377 billion in 2011 to Won 10,534 billion in 2012, which was enhanced by a 16 basis point increase in the average cost of such deposits from 2.91% in 2011 to 3.07% in 2012. The effect of such increases was partially offset by a 29.8% decrease in the average volume of certificates of deposit from Won 1,056 billion in 2011 to Won 741 billion in 2012.

Overall, the average volume of Kwangju Bank’s deposits increased by 8.9% from Won 11,773 billion in 2011 to Won 12,817 billion in 2012, while the average cost of Kwangju Bank’s deposits increased by 9 basis points from 2.69% in 2011 to 2.78% in 2012.

The 2.5% decrease in interest expense on borrowings from Won 81 billion in 2011 to Won 79 billion in 2012 mainly resulted from a 5 basis point decrease in the average cost of borrowings from 2.68% in 2011 to 2.63% in 2012, which was enhanced by a 0.6% decrease in the average balance of borrowings from Won 3,017 billion in 2011 to Won 2,999 billion in 2012.

Net interest margin. Net interest margin represents the ratio of net interest income to average interest-earning assets. Kwangju Bank’s overall net interest margin decreased from 2.95% in 2011 to 2.75% in 2012, as its net interest income decreased by 1.4% from Won 500 billion in 2011 to Won 493 billion in 2012, while the average balance of its interest-earning assets increased 5.9% from Won 16,924 billion in 2011 to Won 17,917 billion in 2012. The growth in the average balance of Kwangju Bank’s interest-earning assets was matched by a 6.6% increase in the average balance of its interest-bearing liabilities from Won 16,078 billion in 2011 to Won 17,136 billion in 2012, while the increase in interest income was more than offset by the increase in interest expense, resulting in a decrease in net interest income. The magnitude of this decrease was enhanced by a decrease in Kwangju Bank’s net interest spread, which represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities, from 2.82% in 2011 to 2.63% in 2012.

Comparison of 2011 to 2010

Interest income. Interest income increased 4.7% from Won 907 billion in 2010 to Won 950 billion in 2011 primarily as a result of a 5.1% increase in interest on loans. The average balance of Kwangju Bank’s interest-earning assets increased 5.4% from Won 16,051 billion in 2010 to Won 16,924 billion in 2011, principally due to the growth in its loan portfolio. The effect of this increase was partially offset by a 4 basis point decrease in average yields on Kwangju Bank’s interest-earning assets from 5.65% in 2010 to 5.61% in 2011, which mainly reflected a decrease in average yields on trade financing and credit cards.

The 5.1% increase in the interest on loans from Won 721 billion in 2010 to Won 758 billion in 2011 was primarily due to:

•	a 5.5% increase in the average volume of commercial and industrial loans from Won 6,758 billion in 2010 to Won 7,131 billion in 2011, which was enhanced by a 6 basis point increase in average yields on such loans from 6.45% in 2010 to 6.51% in 2011; and

•	a 33.8% increase in the average volume of mortgage loans from Won 761 billion in 2010 to Won 1,018 billion in 2011, which was enhanced by a 5 basis point increase in average yields on such loans from 5.65% in 2010 to 5.70% in 2011.

Overall, the average volume of Kwangju Bank’s loans increased 5.0% from Won 11,180 billion in 2010 to Won 11,740 billion in 2011, while the average yields on Kwangju Bank’s loans remained relatively stable at 6.46% in 2011 compared to 6.45% in 2010.

Interest on investment financial assets increased 2.6% from Won 155 billion in 2010 to Won 159 billion in 2011, mainly as a result of a 2.4% increase in the average balance of such assets from Won 3,367 billion in 2010 to Won 3,448 billion in 2011, while the average yields on such assets remained relatively stable at 4.61% in 2011 compared to 4.60% in 2010.

Interest expense. Interest expenses increased 2.5% from Won 439 billion in 2010 to Won 450 billion in 2011, primarily due to a 2.9% increase in interest expense on deposits and a 9.5% increase in interest expense on borrowings. Such increases were partially offset by a 9.1% decrease in interest expense on debentures. The average balance of interest-bearing liabilities increased 6.5% from Won 15,091 billion in 2010 to Won 16,078 billion in 2011, principally due to an increase in the average balance of deposits. The effect of this increase was partially offset by a decrease of 11 basis points in the average cost of interest-bearing liabilities from 2.90% in 2010 to 2.79% in 2011, which was driven mainly by decreases in the average cost of borrowings and debentures.

The 2.9% increase in interest expense on deposits from Won 308 billion in 2010 to Won 317 billion in 2011 was primarily due to an 11.0% increase in interest expense on time and savings deposits from Won 246 billion in 2010 to Won 273 billion in 2011, which was partially offset by a 30.5% decrease in interest expense on certificates of deposit from Won 59 billion in 2010 to Won 41 billion in 2011.

The increase in interest expense on time and savings deposits resulted mainly from a 7.9% increase in the average balance of such deposits from Won 8,694 billion in 2010 to Won 9,377 billion in 2011, which was enhanced by an 8 basis point increase in the average cost of such deposits from 2.83% in 2010 to 2.91% in 2011. The decrease in interest expense on certificates of deposit resulted from a 26.6% decrease in the average balance of such deposits from Won 1,438 billion in 2010 to Won 1,056 billion in 2011, as well as a 22 basis point decrease in the average cost of such deposits from 4.10% in 2011 to 3.88% in 2010.

Overall, the average volume of Kwangju Bank’s deposits increased by 3.3% from Won 11,392 billion in 2010 to Won 11,773 billion in 2011, while the average cost of Kwangju Bank’s deposits remained relatively constant at 2.69% in 2011 compared to 2.70% in 2010.

The 9.5% increase in interest expense on borrowings from Won 74 billion in 2010 to Won 81 billion in 2011 was primarily due to a 14.9% increase in the average balance of borrowings from Won 2,626 billion in 2010 to Won 3,017 billion in 2011, which was partially offset by a 14 basis point decrease in the average cost of borrowings from 2.82% in 2010 to 2.68% in 2011.

The 9.1% decrease in interest expense on debentures from Won 55 billion in 2010 to Won 50 billion in 2011 mainly resulted from an 8.0% decrease in the average balance of debentures from Won 839 billion in 2010 to Won 772 billion in 2011.

Net interest margin. Kwangju Bank’s overall net interest margin increased from 2.92% in 2010 to 2.95% in 2011, as a 6.8% increase in its net interest income from Won 468 billion in 2010 to Won 500 billion in 2011 outpaced a 5.4% increase in the average balance of its interest-earning assets from Won 16,051 billion in 2010 to Won 16,924 billion in 2011. The growth in average interest-earning assets was matched by a 6.5% increase in average interest-bearing liabilities from Won 15,091 billion in 2010 to Won 16,078 billion in 2011, while the increase in interest income more than offset the increase in interest expense, resulting in an increase in net interest income. The magnitude of this increase was enhanced by an increase in Kwangju Bank’s net interest spread from 2.75% in 2010 to 2.82% in 2011.

Impairment Losses for Loans, Other Receivables, Guarantees and Unused Commitments

Impairment losses for loans, other receivables, guarantees and unused commitments include bad debt expenses for loans and other receivables and provisions for guarantees and unused commitments, in each case net of reversals of provisions. Under K-IFRS, if Kwangju Bank’s provision for credit loss is deemed insufficient for regulatory purposes, Kwangju Bank compensates for the difference by recording a regulatory reserve for credit loss and segregating such reserve within retained earnings.

Comparison of 2012 to 2011

Impairment losses for loans, other receivables, guarantees and unused commitments increased by 6.7% from Won 90 billion in 2011 to Won 96 billion in 2012, primarily due to a change in net provisions for guarantees from a net reversal of provisions of Won 11 billion in 2011 to net provisions of less than Won 1 billion in 2012.

Bad debt expenses decreased 6.9% from Won 102 billion in 2011 to Won 95 billion in 2012, mainly as a result of lower bad debt expenses incurred in respect of loans to corporate borrowers.

Loan charge-offs, net of recoveries, increased 8.2% from Won 97 billion in 2011 to Won 105 billion in 2012, primarily due to higher charge-offs of loans to SME borrowers.

Comparison of 2011 to 2010

Impairment losses for loans, other receivables, guarantees and unused commitments decreased by 36.6% from Won 142 billion in 2010 to Won 90 billion in 2011, primarily due to a 28.2% decrease in bad debt expenses from Won 142 billion in 2010 to Won 102 billion in 2011, which was enhanced by a change in net provisions for guarantees from net provisions of Won 12 billion in 2010 to a net reversal of provisions of Won 11 billion in 2011.

The decrease in bad debt expenses was primarily due to higher bad debt expenses in 2010 resulting from increased loan loss provisioning by Kwangju Bank in connection with the restructuring (in the form of workout, liquidation or court receivership) of a group of companies selected by various Korean financial institutions which included Kwangju Bank, whereas there were no similar major restructuring events in 2011.

Kwangju Bank’s loan charge-offs, net of recoveries, increased 12.8% from Won 86 billion in 2010 to Won 97 billion in 2011, primarily due to higher charge-offs of loans to SME borrowers.

Net Fees and Commissions Income

The following table sets forth the components of Kwangju Bank’s net fees and commissions income for the periods indicated, as well as changes in these components over such periods in percentage terms.

	Year ended December 31,						Percentage Change
	2010		2011		2012		2011/2010	2012/2011
	(in billions of Won)						(%)
Fee and commission income	￦	57	￦	50	￦	53	(12.3)%	6.0%
Fee and commission expense		(28)		(28)		(34)	0.0	21.4

Net fee and commission income	￦	30	￦	22	￦	19	(26.7)	(13.6)

Comparison of 2012 to 2011

Net fees and commissions income decreased by 13.6% from Won 22 billion in 2011 to Won 19 billion in 2012, as a 6.0% increase in fee and commission income from Won 50 billion in 2011 to Won 53 billion in 2012 was more than offset by a 21.4% increase in fee and commission expense from Won 28 billion in 2011 to Won 34 billion in 2012. The 6.0% increase in fee and commission income was principally due to a 150.0% increase in commission received on project financing from Won 2 billion in 2011 to Won 5 billion in 2012. The 21.4% increase in fees and commissions expense was mainly the result of a 71.4% increase in commission expenses in local currency from Won 7 billion in 2011 to Won 12 billion in 2012.

Comparison of 2011 to 2010

Net fees and commissions income decreased by 26.7% from Won 30 billion in 2010 to Won 22 billion in 2011, as fee and commission income decreased by 12.3% from Won 57 billion in 2010 to Won 50 billion in 2011 while fee and commission expense remained constant at Won 28 billion in 2010 and 2011. The decrease in fee and commission income was mainly the result of a 9.8% decrease in commission received in local currency from Won 41 billion in 2010 to Won 37 billion in 2011.

Net Gain (Loss) on Financial Assets

The following table sets forth the primary components of Kwangju Bank’s net gain on financial assets for the periods indicated, as well as changes in these components over such periods in percentage terms.

	Year ended December 31,						Percentage Change
	2010		2011		2012		2011/2010	2012/2011
	(in billions of Won)						(%)
Gain (loss) on financial instruments at fair value through profit or loss, net	￦	15	￦	3	￦	33	(80.0)%	1,000.0%
Gain (loss) on available-for-sale financial assets, net(1)		8		(3)		(2)	N.A.	(33.3)
Gain (loss) on held-to-maturity financial assets, net		0		—		—	N.A.	N.A.

Total net gain (loss) on financial assets	￦	23	￦	(0)	￦	31	(100.0)	N.A.

N.A. means not applicable.

(1)	Includes impairment losses for available-for-sale financial assets of Won 7 billion in 2010, Won 15 billion in 2011 and Won 12 billion in 2012.

Comparison of 2012 to 2011

Kwangju Bank recognized a net gain on financial assets of Won 31 billion in 2012 compared to no such net gain or loss in 2011. This change was primarily attributable to an increase in net gain on financial instruments at fair value through profit or loss from Won 3 billion in 2011 to Won 33 billion in 2012. The increase in net gain on financial instruments at fair value through profit or loss was principally the result of a 100.0% increase in net gain on financial instruments designated at fair value through profit or loss from Won 14 billion in 2011 to Won 28 billion in 2012, which was enhanced by a change in net gain or loss on financial assets held for trading from a net loss of Won 10 billion in 2011 to a net gain of Won 5 billion in 2012.

Comparison of 2011 to 2010

Kwangju Bank’s recognized a net gain on financial assets of Won 23 billion in 2010 compared to no such net gain or loss in 2011. This change was primarily attributable to an 80.0% decrease in net gain on financial instruments at fair value through profit or loss from Won 15 billion in 2010 to Won 3 billion in 2011, which was enhanced by a change in net gain or loss on available-for-sale financial assets from a net gain of Won 8 billion in 2010 compared to a net loss of Won 3 billion in 2011.

The decrease in net gain on financial instruments at fair value through profit or loss was attributable primarily to a 65.0% decrease in net gain on financial instruments designated at fair value through profit or loss from Won 40 billion in 2010 to Won 14 billion in 2011. The change from a net gain to a net loss on available-for-sale financial assets was principally the result of a 114.3% increase in impairment loss on securities from Won 7 billion in 2010 to Won 15 billion in 2011, as well as a 21.4% decrease in net gain on transactions of securities in local currency from Won 14 billion in 2010 to Won 11 billion in 2011.

Other Net Operating Expenses

The following table sets forth the components of Kwangju Bank’s net other operating expenses for the periods indicated, as well as changes in these components over such periods in percentage terms.

	Year ended December 31,						Percentage Change
	2010		2011		2012		2011/2010	2012/2011
	(in billions of Won)						(%)
Other operating income	￦	81	￦	38	￦	37	(53.1)%	(2.6)%
Other operating expenses		(324)		(316)		(324)	(2.5)	2.5

Total net other operating expenses	￦	(243)	￦	(278)	￦	(287)	14.4	3.2

(1)	Pursuant to an amendment to K-IFRS No. 1001, Presentation of Financial Statements, which became effective in 2012, certain operating income and expense items for the year ended December 31, 2012 have been reclassified from interest expense, depreciation expense or net other operating income (expense) to net other non-operating income (expense), a line item newly created pursuant to such amendment. Corresponding amounts for the year ended December 31, 2011 (but not for the year ended December 31, 2010) have been restated to reflect such reclassification.

Comparison of 2012 to 2011

Net other operating expenses increased by 3.2% from Won 278 billion in 2011 to Won 287 billion in 2012, due mainly to a 2.5% increase in other operating expense from Won 316 billion in 2011 to Won 324 billion in 2012, which was enhanced by a 2.6% decrease in other operating income from Won 38 billion in 2011 to Won 37 billion in 2012.

Other operating expenses principally include fund appearance cost, loss on sales of loans, loss on transaction of foreign exchange, deposit insurance, transferred amount for other provisions and other expenses. The 2.5% increase in other operating expenses was primarily the result of an 8.9% increase in other expenses from Won 237 billion in 2011 to Won 258 billion in 2012, which was attributable mainly to increases in short-term salaries and other miscellaneous expenses.

Other operating income principally includes gain on transaction of foreign exchange and gain on sales of loans. The 2.6% decrease in other operating income was attributable mainly to a 40.0% decrease in gain on transaction of foreign exchange from Won 25 billion in 2011 to Won 15 billion in 2012. This decrease, which was principally due to lower exchange rate volatility in 2012, was partially offset by more than a three-fold increase in gain on reversal of allowance for others from Won 5 billion in 2011 to Won 18 billion in 2012. On a net basis (net of loss on transaction of foreign exchange, which is recorded as part of other operating expenses), Kwangju Bank’s net gain (loss) on transaction of foreign exchange changed from a net gain of Won 11 billion in 2011 to a net loss of 1 billion in 2012.

Comparison of 2011 to 2010

Net other operating expenses increased by 14.4% from Won 243 billion in 2010 to Won 278 billion in 2011, due mainly to a 53.1% decrease in other operating income from Won 81 billion in 2010 to Won 38 billion in 2011, which was partially offset by a 2.5% decrease in other operating expenses from Won 324 billion in 2010 to Won 316 billion in 2011.

Excluding the effect of the restatement of 2011 amounts pursuant to an amendment in 2012 to K-IFRS No. 1001, Presentation of Financial Statements, the decrease in other operating income was attributable mainly to a 51.9% decrease in gain on transaction of foreign exchange from Won 52 billion in 2010 to Won 25 billion in 2011. On a net basis (net of loss on transaction of foreign exchange, which is recorded as part of other operating expenses), Kwangju Bank’s net loss on transaction of foreign exchange decreased by 31.3% from Won 16 billion in 2010 to Won 11 billion in 2011.

Excluding the effect of the restatement of 2011 amounts pursuant to an amendment in 2012 to K-IFRS No. 1001, Presentation of Financial Statements, the decrease in other operating expenses was primarily the result of a 61.1% decrease in loss on transaction of foreign exchange from Won 36 billion in 2010 to Won 14 billion in 2011.

Income Tax Expense

Income tax expense is calculated by adding or subtracting changes in deferred income tax liabilities and assets to income tax amounts payable for the period. Kwangju Bank recognizes deferred income tax assets only if it reasonably expects to realize the future tax benefits from accumulated temporary differences and tax loss carry-forwards. Deferred income tax assets or liabilities may be offset against income tax liabilities or assets in future periods.

Comparison of 2012 to 2011

Income tax expense increased by 2.5% from Won 40 billion in 2011 to Won 41 billion in 2012, mainly as a result of a Won 15 billion increase in changes in deferred tax income resulting from temporary differences from Won 8 billion 2011 to Won 23 billion in 2012, which was offset by a Won 15 billion decrease in current income tax payable from Won 32 billion in 2011 to Won 17 billion in 2012. The statutory tax rate was 24.2% for 2011 and 2012. Kwangju Bank’s effective tax rate was 22.7% in 2011 and 23.0% in 2012. See Note 36 of the notes to Kwangju Bank’s consolidated financial statements for the years ended December 31, 2011 and 2012 included elsewhere in this Information Statement.

Comparison of 2011 to 2010

Income tax expense decreased by 2.4% from Won 41 billion in 2010 to Won 40 billion in 2011, mainly as a result of a Won 2 billion decrease in current income tax payable from Won 34 billion in 2010 to Won 32 billion in 2011. The statutory tax rate was 24.2% in 2010 and 2011. Kwangju Bank’s effective tax rate was 24.9% in 2010 and 22.7% in 2011. See Note 37 of the notes to Kwangju Bank’s consolidated financial statements for the years ended December 31, 2010 and 2011 included elsewhere in this Information Statement.

Net Income

Due to the factors described above, Kwangju Bank’s net income was Won 136 billion in 2012 and 2011 compared to Won 124 billion in 2010.

Financial Condition

Assets

The following table sets forth the principal components of Kwangju Bank’s assets as of the dates indicated, as well as changes in these components over such dates in percentage terms.

	As of December 31,						Percentage Change
	2010		2011		2012		2011/2010	2012/2011
	(in billions of Won)						(%)
Cash and cash equivalents	￦	469	￦	394	￦	456	(16.0)%	15.7%
Financial assets at fair value through profit or loss		392		369		385	(5.9)	4.3
Available-for-sale financial assets		1,342		1,107		918	(17.5)	(17.1)
Held-to-maturity financial assets		2,131		2,481		2,271	16.4	(8.5)
Loans and receivables:
Due from banks		1,033		989		1,035	(4.3)	4.7
Loans to enterprises		6,426		7,096		7,881	10.4	11.1
Loans to households		2,689		3,138		3,387	16.7	7.9
Loans to public sector and other		324		407		382	25.6	(6.1)
Interbank		172		155		157	(9.9)	1.3
Loans in foreign currencies		597		617		491	3.4	(20.4)
Domestic banker’s usance		179		149		103	(16.8)	(30.9)
Credit card accounts		156		178		157	14.1	(11.8)
Bills bought in foreign currencies		263		232		201	(11.8)	(13.4)
Bills bought in local currency		2		0		—	(100.0)	N.A.
Advances for customers		3		2		0	(33.3)	(100.0)
Privately placed bonds		63		23		28	(63.5)	21.7
Backed loans		34		26		8	(23.5)	(69.2)
Call loans		42		75		70	78.6	(6.7)
Bonds purchased with resale agreements		190		80		180	(57.9)	125.0
Provision for credit loss		(224)		(188)		(167)	(16.1)	(11.2)
Deferred loan origination fees and costs		(1)		2		3	N.A.	50.0
Other receivables (net of present value discount and provisions for credit loss)		289		435		468	50.5	7.6

Total loans and receivables, net		12,239		13,416		14,385	9.6	7.2
Premises and equipment		133		128		134	(3.8)	4.7
Other assets(1)		135		136		68	0.7	(50.0)

Total assets	￦	16,841	￦	18,030	￦	18,617	7.1%	3.3%

N.A. means not applicable.

(1)	Includes investment properties, intangible assets, other assets and current and deferred tax assets.

For further information on Kwangju Bank’s assets, see “—Assets and Liabilities.”

Comparison as of December 31, 2012 to December 31, 2011

Kwangju Bank’s assets increased 3.3% from Won 18,030 billion as of December 31, 2011 to Won 18,617 billion as of December 31, 2012, principally due to an 11.1% increase in loans to enterprises from Won 7,096 billion as of December 31, 2011 to Won 7,881 billion as of December 31, 2012 and a 7.9% increase in loans to households from Won 3,138 billion in 2011 to Won 3,387 billion in 2012. These increases were partially offset by an 8.5% decrease in held-to-maturity financial assets from Won 2,481 billion as of December 31, 2011 to Won 2,271 billion as of December 31, 2012.

Comparison as of December 31, 2011 to December 31, 2010

Kwangju Bank’s assets increased 7.1% from Won 16,841 billion as of December 31, 2010 to Won 18,030 billion as of December 31, 2011, principally due to a 16.7% increase in loans to households from Won 2,689 billion as of December 31, 2010 to Won 3,137 billion as of December 31, 2011 and a 10.4% increase in loans to enterprises from Won 6,426 billion as of December 31, 2010 to Won 7,096 billion as of December 31, 2011. These increases were partially offset by a 17.5% decrease in available-for-sale financials assets from Won 1,342 billion as of December 31, 2010 to Won 1,107 billion as of December 31, 2011.

Liabilities and Equity

The following table sets forth the principal components of Kwangju Bank’s liabilities and equity as of the dates indicated, as well as changes in these components over such dates in percentage terms.

	As of December 31,						Percentage Change
	2010		2011		2012		2011/2010	2012/2011
	(in billions of Won)						(%)
Liabilities:
Financial liabilities at fair value through profit or loss	￦	24	￦	1	￦	1	(95.8)%	0.0%
Deposits due to customers		11,427		12,276		13,040	7.4	6.2
Borrowings		3,005		2,990		2,600	(0.5)	(13.0)
Debentures		700		851		896	21.6	5.3
Retirement benefit obligations		2		4		6	100.0	50.0
Provisions		92		80		20	(13.0)	(75.0)
Other financial liabilities		440		563		688	28.0	22.2
Other liabilities(1)		23		48		49	108.7	2.1

Total liabilities		15,713		16,814		17,301	7.0	2.9

Equity:
Capital stock		247		247		247	0.0	0.0
Hybrid securities		87		87		87	0.0	0.0
Other paid-in capital		85		85		85	0.0	0.0
Other capital components		17		13		11	(23.5)	(15.4)
Retained earnings(2)		692		785		887	13.4	13.0

Total equity		1,127		1,217		1,316	8.0	8.1

Total liabilities and equity	￦	16,841	￦	18,030	￦	18,617	7.1%	3.3%

N.A. means not applicable.

(1)	Includes current and deferred tax liabilities, derivative liabilities and others.
(2)	Includes regulatory reserve for credit loss of Won 20 billion as of December 31, 2011 and Won 155 billion as of December 31, 2012.

For further information on Kwangju Bank’s liabilities, see “Assets and Liabilities.”

Comparison as of December 31, 2012 to December 31, 2011

Kwangju Bank’s total liabilities increased 2.9% from Won 16,814 billion as of December 31, 2011 to Won 17,301 billion as of December 31, 2012, principally as a result of a 6.2% increase in deposits due to customers from Won 12,276 billion as of December 31, 2011 to Won 13,040 billion as of December 31, 2012 (which mainly reflected a 7.8% increase in deposits in local currency from Won 11,505 billion as of December 31, 2011 to Won 12,398 billion as of December 31, 2012), as well as a 22.2% increase in other financial liabilities from Won 563 billion as of December 31, 2011 to Won 688 billion as of December 31, 2012. Such increases were partially offset by a 13.0% decrease in borrowings from Won 2,990 billion as of December 31, 2011 to Won 2,600 billion as of December 31, 2012.

Kwangju Bank’s equity increased 8.1% from Won 1,217 billion as of December 31, 2011 to Won 1,316 billion as of December 31, 2012. This increase was principally due to a 13.0% increase in retained earnings from Won 785 billion as of December 31, 2011 to Won 887 billion as of December 31, 2012.

Comparison as of December 31, 2011 to December 31, 2010

Kwangju Bank’s total liabilities increased 7.0% from Won 15,713 billion as of December 31, 2010 to Won 16,814 billion as of December 31, 2011, principally as a result of a 7.4% increase in deposits due to customers from Won 11,427 billion as of December 31, 2010 to Won 12,276 billion as of December 31, 2011 (which mainly reflected a 15.9% increase in deposits in local currency from Won 9,926 billion as of December 31, 2010 to Won 11,505 billion as of December 31, 2011), as well as a 21.6% increase in debentures from Won 700 billion as of December 31, 2010 to Won 851 billion as of December 31, 2011.

Kwangju Bank’s equity increased 8.0% from Won 1,127 billion as of December 31, 2010 to Won 1,217 billion as of December 31, 2011. This increase was principally due to a 13.4% increase in retained earnings from Won 692 billion as of December 31, 2010 to Won 785 billion as of December 31, 2011.

Liquidity

Kwangju Bank’s primary source of funding has historically been and continues to be customer deposits, particularly lower-cost retail deposits. Deposits amounted to Won 11,427 billion as of December 31, 2010, Won 12,276 billion as of December 31, 2011 and Won 13,040 billion as of December 31, 2012, which represented approximately 75.5%, 76.2% and 78.9% of Kwangju Bank’s total funding, respectively. Kwangju Bank has been able to use customer deposits to finance its operations generally, including meeting a portion of its liquidity requirements. Although the majority of deposits are short-term, it has been Kwangju Bank’s experience that the majority of its depositors generally roll over their deposits at maturity, thus providing it with a stable source of funding.

Kwangju Bank also obtains funding through borrowings and issuances of debentures to meet its liquidity needs. Borrowings represented 19.9%, 18.6% and 15.7% of Kwangju Bank’s total funding as of December 31, 2010, 2011 and 2012, respectively. Debentures represented 4.6%, 5.3% and 5.4% of Kwangju Bank’s total funding as of December 31, 2010, 2011 and 2012, respectively. For further information on Kwangju Bank’s sources of funding, see “— Assets and Liabilities — Funding.”

Kwangju Bank’s liquidity risks arise from withdrawals of deposits and maturities of its borrowings and debentures, as well as its need to fund its lending, trading and investment activities and to manage its trading positions. Kwangju Bank’s goal in managing its liquidity is to be able, even under adverse conditions, to meet all of its liability repayments on time and to fund all investment opportunities. See “— Assets and Liabilities — Risk Management.”

The Financial Services Commission requires each Korean bank to maintain specific Won and foreign currency liquidity ratios. These ratios require Kwangju Bank to keep its ratio of liquid assets to liquid liabilities above certain minimum levels.

Kwangju Bank paid dividends to Woori Finance Holdings of Won 37 billion, Won 28 billion and Won 20 billion in 2010, 2011 and 2012, respectively.

Credit-related Commitments and Other Off-Balance Sheet Arrangements

Kwangju Bank has various credit-related commitments that are not reflected on its balance sheet, which primarily consist of guarantees and loan commitments. Guarantees include confirmed and unconfirmed guarantees and commercial paper purchase commitments and loan commitments include those for loans and other commitments. Contingent liabilities for which guaranteed amounts are not finalised appear as off-balance sheet items in the notes to Kwangju Bank’s consolidated financial statements included elsewhere in this Information Statement. Such contingent liabilities include, among others, contingent liabilities relating to litigation.

The following table sets forth Kwangju Bank’s credit-related commitments on a consolidated basis as of the dates indicated.

	As of December 31,
	2010		2011		2012
	(in billions of Won)
Confirmed guarantees	￦	240	￦	202	￦	209
Guarantee for debenture issuances		0		—		—
Guarantee for loans		28		29		31
Acceptances		13		10		23
Guarantee in acceptances of imported goods		3		4		4
Other current guarantees		—		—		2
Other confirmed guarantees		196		160		149
Unconfirmed guarantees		124		150		93
Local letters of credit		34		30		27
Letters of credit		90		120		66
Commercial paper purchase commitments and others		512		176		120
Loan commitments		2,450		2,695		2,675
Loans		2,418		2,631		2,568
Others		32		64		107

Kwangju Bank analyzes its off-balance sheet legally binding credit-related commitments for possible losses associated with such commitments, and establishes provisions for possible losses in a manner similar to provisions that Kwangju Bank would establish with respect to a loan granted under the terms of the applicable commitment. These provisions include provisions for possible losses on guarantees and provisions for unused commitments, which are reflected as part of “provisions” in Kwangju Bank’s consolidated statement of financial position. As of December 31, 2012, Kwangju Bank had established provisions for credit losses of Won 17 billion with respect to its credit-related commitments.

Capital Adequacy

Kwangju Bank is subject to the capital adequacy requirements of the Financial Services Commission. Under the applicable Financial Services Commission guidelines, all banks in Korea are required to maintain a minimum ratio of total capital (regulatory Tier I and Tier II capital, less any capital deductions) to risk-weighted assets, as determined by a specified formula, of 8.0% and a minimum ratio of core capital (regulatory Tier I capital) to risk-weighted assets of 4.0%.

Regulatory capital is divided into two tiers:

Tier I capital	The sum of paid-in capital, capital surplus, retained earnings, hybrid Tier I capital, external shareholders’ stake in consolidated subsidiaries and profit on foreign exchange in accumulated comprehensive income minus goodwill and other intangible assets, deferred income tax debits, discount on stock issuances, treasury stock accounts and valuation losses in investment securities in capital adjustment accounts.

Tier II capital	Total Tier II capital is limited to 100% of Tier I capital and includes:

• provisions for credit losses for credits classified as normal or precautionary up to 1.25% of total risk-weighted assets;

•    subordinated debt with an initial maturity of over five years, limited to 50% of Tier I capital for lower Tier II capital (subordinated debt with an initial maturity of over five years), and to 100% of Tier I capital for upper Tier II capital (subordinated debt with an initial maturity of over ten years);

• preferred shares with redemption rights (other than hybrid Tier I capital);

• up to 45% of investment securities gains; and

• revaluation reserves.

Deductions	The following items, among others, are deducted from the sum of Tier I and II capital for the purpose of the calculation of total capital:

•     investments in unconsolidated subsidiaries or affiliates that engage in financial business (which includes the business of banks, securities companies, merchant banks and other financial institutions); and

• capital-raising instruments issued by other banks which are reciprocally held in order to improve the ratio of Tier I and II capital of the banks.

A bank’s risk-weighted assets equal the sum of (a) assets on the balance sheet multiplied by the risk weighting for each category of asset, and (b) off-balance sheet exposures multiplied by the applicable credit conversion factor, in each case as provided in the Financial Services Commission’s applicable guidelines. Risk-weighted assets comprise credit risk-weighted assets, market risk-weighted assets and operational risk-weighted assets, in each case as provided in applicable Financial Services Commission guidelines.

If a bank fails to maintain its capital adequacy ratios, the Korean regulatory authorities may impose penalties on such bank ranging from a warning to suspension or revocation of its license. See “Risk Factors — Risks relating to New Holdcos — Risks relating to liquidity and capital management — Each Bank may be required to raise additional capital if its capital adequacy ratio deteriorates or the applicable capital requirements change in the future, but it may not be able to do so on favorable terms or at all.”

The following table sets forth a summary of Kwangju Bank’s capital and capital adequacy ratios as of the dates indicated under K-IFRS and regulatory reporting standards.

	As of December 31,
	2011		2012
	(in billions of Won, except percentages)
Tier I capital	￦	1,091	￦	1,179
Tier II capital		642		568

Total basic and supplementary capital	￦	1,734	￦	1,747

Risk-weighted assets
Credit risk-weighted assets	￦	11,665	￦	11,244
Market risk-weighted assets		898		965
Operational risk-weighted assets		2		10

Total	￦	12,566	￦	12,220

Tier I capital ratio		8.68%		9.65%
Tier II capital ratio		5.11%		4.65%
Capital adequacy ratio		13.80%		14.30%

In December 2009, the Basel Committee on Banking Supervision introduced a new set of measures to supplement Basel II which include, among others, a requirement for higher minimum capital, introduction of a leverage ratio as a supplementary measure to the capital adequacy ratio and flexible capital requirements for different phases of the economic cycle. Additional details regarding such new measures, including an additional capital conservation buffer and countercyclical capital buffer, liquidity coverage ratio and other supplemental measures, were announced by the Group of Governors and Heads of Supervision of the Basel Committee on Banking Supervision in September 2010. After further impact assessment and observation periods, the Basel Committee on Banking Supervision began phasing in the new set of measures, referred to as Basel III, starting from 2013. In September 2012, the Financial Services Commission announced its plans to implement a new set of regulations that will, among other things, require Korean banks to comply with stricter minimum capital ratio requirements beginning in 2013 and additional minimum capital conservation buffer requirements starting in 2016. Under the proposed regulations, Korean banks will be required to maintain a minimum ratio of Tier I common capital (which principally includes equity capital, capital surplus and retained earnings less regulatory reserve for loan losses) to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% in 2013, which minimum ratios are to increase to 4.0% and 5.5%, respectively, in 2014 and 4.5% and 6.0%, respectively, in 2015. Such requirements would be in addition to the existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which will remain unchanged. The proposed regulations also contemplate an additional capital conservation buffer of 0.625% starting in 2016, with such buffer to increase to 2.5% by 2019. However, in December 2012, the Financial Services Commission announced that the implementation of the proposed Basel III measures in Korea would be delayed pending the implementation of Basel III in the European Union, the United States and other countries. In May 2013, the Financial Services Commission announced that major Asian countries have already started implementing Basel III in the first quarter of 2013 and that the proposed Basel III measures relating to stricter minimum capital ratio requirements will be implemented in Korea starting from December 1, 2013. In July 2013, the Financial Services Commission further announced that the commencement of implementation of Basel III from December 1, 2013 will apply not only to banks but also to financial holding companies. The implementation of Basel III in Korea may have a significant effect on the capital requirements of Korean financial institutions, including Kwangju Bank.

BUSINESS

Overview

Following the Spin-off, KJB Financial Group will own 100% of the outstanding common stock of Kwangju Bank, and its principal business will be the ownership and operations of Kwangju Bank, as its financial holding company. Kwangju Bank is a full service regional commercial bank serving primarily the Gwangju metropolitan area and South Jeolla Province in the southwestern region of Korea with a close relationship with the local communities and a leading market position in such regions. As of June 30, 2013, Kwangju Bank had total assets of Won 18,986 billion and total depository liabilities of Won 13,529 billion.

On the asset side, Kwangju Bank provides credit and related financial services to SMEs and individuals and, to a lesser extent, to large corporate customers. On the deposit side, Kwangju Bank provides a full range of deposit products and related services to both individuals and corporations of all sizes.

By their nature, Kwangju Bank’s core SME and retail operations place a high premium on customer access and convenience. Kwangju Bank’s network of 155 branches in Korea (including 95 branches in the Gwangju metropolitan area and 51 branches in South Jeolla Province) as of June 30, 2013, one of the most extensive in the primary regions it serves, provides Kwangju Bank with the means to tap a sizable, stable and cost-effective funding source, enables Kwangju Bank to provide its customers with convenient access and gives Kwangju Bank the ability to provide the customer attention and service essential to conducting its business, particularly in an increasingly competitive environment. Kwangju Bank’s branch network is further supplemented by ATMs and the availability of fixed line, mobile telephone and Internet banking services. As of June 30, 2013, Kwangju Bank had a customer base of approximately 116 thousand customers on the lending side and 3 million customers on the deposit-taking side.

The following table shows the principal components of Kwangju Bank’s lending business as of the dates indicated:

	As of December 31,									As of June 30,
	2010			2011			2012			2013
	(in billions of Won, except percentages)
Loans in Won
Corporate	￦	6,426	57.7%	￦	7,096	58.3%	￦	7,881	60.4%	￦	8,343	62.2%
Households		2,689	24.1		3,138	25.8		3,387	26.0		3,525	26.3
Public sector and others		324	2.9		407	3.3		382	2.9		326	2.4
Interbank		172	1.5		155	1.3		157	1.2		163	1.2

Subtotal	￦	9,612	86.3%	￦	10,797	88.6%	￦	11,807	90.5%	￦	12,357	92.1%
Loans in foreign currency
Corporate		597	5.4		617	5.1		491	3.8		409	30.5
Others(1)		932	8.4		766	6.3		751	5.8		646	4.8

Total gross loans	￦	11,141	100.0%	￦	12,180	100.0%	￦	13,049	100.0%	￦	13,412	100.0%

(1)	Includes, among others, credit card account balances of Won 156 billion, Won 178 billion and Won 157 billion as of December 31, 2010, 2011 and 2012 and Won 163 billion as of June 30, 2013. For further details, see “— Assets and Liabilities — Loan Portfolio — Loan Types.”

Lending to SMEs is the single largest component of Kwangju Bank’s credit portfolio and provides widely diversified exposure to a broad spectrum of the corporate community in the primary regions it serves, both by type of lending and type of customer. The volume of Kwangju Bank’s loans to SMEs requires a customer-oriented approach that is facilitated by its strategically located branch network in the southwestern region of Korea. Kwangju Bank also seeks to maintain and expand relationships with select large corporate customers by providing these customers with an increasing range of fee-related services.

Kwangju Bank also provides a full range of personal lending products and retail banking services to individual customers, including mortgage loans.

Kwangju Bank was founded in September 1968, and the shares of common stock of Kwangju Bank became listed on the Korea Exchange in February 1973. Following a series of capital injections by the KDIC from 2000 to 2001, Kwangju Bank became a subsidiary of Woori Finance Holdings in March 2001 upon the KDIC’s transfer of all of its shares in Kwangju Bank to Woori Finance Holdings, and in April 2003, the shares of Kwangju Bank were delisted from the Korea Exchange.

Corporate Banking

Kwangju Bank lends to and takes deposits from SMEs and, to a lesser extent, large corporate customers, in each case primarily in Won. As of June 30, 2013, Kwangju Bank had 28,240 SME borrowers and 127 large corporate borrowers, respectively. Kwangju Bank provides a full range of banking services to corporate customers, including extending loans and discounting bills, underwriting debt and equity securities issued by corporate customers, issuing guarantees and acceptances and letters of credit, trade financing, foreign exchange services and payment remittances. Of Kwangju Bank’s 155 domestic branches as of June 30, 2013, eight were staffed with designated senior relationship managers and relationship managers who primarily serviced the its corporate customers.

The following table sets forth the balances and percentages of Kwangju Bank’s total Won-denominated lending and total Won-denominated deposits represented by its Won-denominated large corporate and SME customer loans and deposits, respectively, as of the dates indicated:

	As of December 31,									As of June 30,
	2010			2011			2012			2013
	(in billions of Won, except percentages)
Loans(1):
SMEs(2)	￦	5,676	59.1%	￦	6,257	58.0%	￦	6,863	58.1%	￦	7,284	58.9%
Large corporations(3)		750	7.8		839	7.8		1,018	8.6		1,059	8.6

Total	￦	6,426	66.9%	￦	7,096	65.7%	￦	7,881	66.7%	￦	8,343	67.5%

Deposits:
SMEs	￦	2,777	28.0%	￦	3,075	26.7%	￦	3,282	26.5%	￦	3,531	27.3%
Large corporations		2,588	26.1		2,530	22.0		2,738	22.1		2,452	18.9

Total	￦	5,365	54.0%	￦	5,605	48.7%	￦	6,020	48.6%	￦	5,983	46.2%

(1)	Not including due from banks, other receivables and outstanding credit card balances, and prior to deducting provisions for credit losses.
(2)	Loans to “small- and medium-sized enterprises” as defined in the Small and Medium Industry Basic Act of Korea and related regulations (and including project finance loans to such enterprises). See “—Small and Medium-Sized Enterprise Banking.”
(3)	Loans to companies that are not “small- and medium-size enterprises” as defined in the Small and Medium Industry Basic Act of Korea and related regulations, and typically including companies that have assets of Won 10 billion or more and are therefore subject to external audit under the External Audit Act of Korea. See “— Large Corporate Banking.”

On the deposit-taking side, Kwangju Bank currently offers its corporate customers several types of corporate deposits. Kwangju Bank’s corporate deposit products can primarily be divided into two general categories: (1) demand deposits that have no restrictions on deposits or withdrawals, but which offer a relatively low interest rate; and (2) deposits from which withdrawals are restricted for a period of time, but offer higher interest rates. Kwangju Bank also offers installment savings deposits, certificates of deposit and repurchase instruments. Kwangju Bank offers varying interest rates on deposit products depending upon the rate of return on its interest earning assets, average funding costs and interest rates offered by other commercial banks. The total amount of deposits from its corporate customers was Won 5,983 billion as of June 30, 2013, or 44.2% of its total deposits. As of such date, the City of Gwangju and the South Jeolla Provincial Government were among Kwangju Bank’s largest depositors with combined aggregate deposits of Won 674 billion.

Small- and Medium-sized Enterprise Banking

Kwangju Bank’s SME banking business has traditionally been and will remain one of its core businesses because of its historical development as a regional bank with close relationships with the local communities in the primary regions it serves, regulatory restrictions on regions in which a regional bank such as Kwangju Bank may operate and its accumulated expertise. The principal focus of Kwangju Bank’s corporate banking activities is the SME market in the Gwangju metropolitan area and the surrounding South Jeolla Province.

Kwangju Bank uses the term “small- and medium-sized enterprises” as defined in the Small and Medium Industry Basic Act and related regulations. The general criterion used to define SMEs is either the number of full-time employees (less than 300), paid-in capital (equal to or less than Won 8 billion) or sales revenues (equal to or less than Won 30 billion). Criteria differ from industry to industry. In all cases, however, the number of full-time employees may not equal or exceed 1,000, the amount of paid-in capital may not equal or exceed Won 100 billion, the total amount of assets may not equal or exceed Won 500 billion, and the average annual sales revenue during the immediately preceding three fiscal years may not equal or exceed Won 150 billion. Under the Bank of Korea Act, Kwangju Bank is classified as a regional bank and, as a result, it must attempt to extend at least 60% of the monthly increase in its Won-denominated loans to SMEs in order for it to receive funding from the Bank of Korea at concessionary rates for SME loans, while such requirement is 45% for a nationwide commercial bank in Korea.

Lending Activities

Kwangju Bank’s principal loan products for SME customers are working capital loans and facilities loans. Working capital loans are provided to finance working capital requirements of Kwangju Bank’s corporate borrowers, while facilities loans are provided to finance the purchase of equipment and the establishment of manufacturing and other facilities. As of June 30, 2013, working capital loans and facilities loans accounted for 63.6% and 36.4%, respectively, of Kwangju Bank’s total Won-denominated SME loans.

Loans to SMEs may be secured by collateral such as real estate, deposits or securities or may be unsecured. As of June 30, 2013, secured loans and guaranteed loans accounted for, in the aggregate, 54.8% of Kwangju Bank’s Won-denominated SME loans. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of ten years. Facilities loans have a maximum maturity of ten years.

When evaluating the extension of working capital loans, Kwangju Bank reviews the SME customer’s creditworthiness and capability to generate cash. Furthermore, Kwangju Bank takes personal guarantees and credit guarantee letters from other financial institutions and uses time and savings deposits that the borrower has with Kwangju Bank as collateral, and may require additional collateral.

Kwangju Bank also offers collective housing loans. Kwangju Bank’s collective housing loans are mortgage loans to home builders or developers who build or sell single- or multi-family housing units, principally apartment buildings. Many of these builders and developers are categorized as SMEs. Kwangju Bank offers a variety of collective housing loans, including loans to purchase property or finance the construction of housing units, loans to contractors used for working capital purposes, and loans to educational establishments, SMEs and non-profit entities to finance the construction of dormitories. Collective housing loans subject Kwangju Bank to the risk that the housing units will not be sold. As a result, Kwangju Bank reviews the probability of the sale of the housing unit when evaluating the extension of a loan. Kwangju Bank also reviews the borrower’s creditworthiness and the adequacy of the intended use of proceeds. Furthermore, Kwangju Bank takes a lien on the land on which the housing unit is to be constructed as collateral. If the collateral is not sufficient to cover the loan, Kwangju Bank also takes a guarantee from the Housing Finance Credit Guarantee Fund as security.

A substantial number of Kwangju Bank’s SME customers are small office/home office owners, or SOHOs, which represent sole proprietorships, individual business interests and very small corporations. Kwangju Bank generally separates SOHOs into two groups. The first group comprises those who do not typically maintain financial statements. Kwangju Bank generally lends to this group on a secured basis. For these SOHOs, Kwangju Bank applies a strict credit risk evaluation model, which not only utilizes quantitative analysis but also requires Kwangju Bank’s credit officers to perform a qualitative analysis of each potential SOHO customer. The second group comprises those who maintain a double-entry book keeping system. Kwangju Bank usually lends to this group on an unsecured basis. Kwangju Bank evaluates the risk of this segment through its corporate credit risk system, which takes into account both financial and non-financial criteria.

Pricing

Kwangju Bank establishes the price for its corporate loan products based principally on transaction risk, its cost of funding and market considerations. Transaction risk is measured by such factors as the credit rating assigned to a particular borrower, the size of the borrower and the value and type of collateral. Kwangju Bank’s system also takes into account cost factors such as the current market interest rate, opportunity cost and cost of capital, as well as a spread calculated to achieve a target rate of return. Depending on the price and other terms set by competing banks for similar borrowers, Kwangju Bank may adjust the interest rate it charges to compete more effectively with other banks. Loan officers have limited discretion in deciding what interest rates to offer, and significant variations require review at higher levels. As of June 30, 2013, a majority of Kwangju Bank’s SME loans had interest rates that varied with reference to current market interest rates.

Large Corporate Banking

Large corporate customers include all companies that are not SME customers. Due to the history of development of Kwangju Bank and regulatory requirements applicable to regional banks such as Kwangju Bank, large corporate banking does not constitute a major portion of Kwangju Bank’s business. Kwangju Bank’s business focus with respect to large corporate banking is to selectively increase the proportion of high quality large corporate customers. Specifically, Kwangju Bank is carrying out various initiatives to enhance relationships with targeted large corporate customers which have significant operations in the southwestern region of Korea and seeks to strategically increase its service offerings to this segment.

Lending Activities

Kwangju Bank’s principal loan products for the large corporate customers are working capital loans and facilities loans. As of June 30, 2013, working capital loans and facilities loans accounted for 74.2% and 25.8%, respectively, of Kwangju Bank’s total large corporate loans in Won.

As of June 30, 2013, secured loans and guaranteed loans accounted for, in the aggregate, 23.4% of Kwangju Bank’s Won-denominated large corporate loans. Working capital loans generally have a maturity of one year but are extended on an annual basis for an aggregate term of ten years. Facilities loans have a maximum maturity of ten years.

Kwangju Bank evaluates creditworthiness and collateral for its large corporate loans in essentially the same way as it does for SME loans. See “— Corporate Banking — SME Banking” above.

Pricing

Kwangju Bank determines the pricing of its large corporate loans in the same way as for its SME loans. See “— Small- and Medium-sized Enterprise Banking — Pricing” above. As of June 30, 2013, a majority of these loans had interest rates that varied with reference to current market interest rates.

Consumer Banking

Due to Kwangju Bank’s development as a regional bank with close relationships with the local communities in the Gwangju metropolitan area and South Jeolla Province and the expertise and market reputation Kwangju Bank has acquired from its activities in these markets, consumer banking has been and will continue to remain one of Kwangju Bank’s core businesses. Kwangju Bank’s consumer banking activities consist primarily of lending to, and taking deposits from, households and providing private banking services.

Lending Activities

Kwangju Bank offers various loan products that target different segments of the population, with features tailored to each segment’s financial profile and needs. The following table sets forth the balances and percentage of Kwangju Bank’s total Won-denominated lending represented by its Won-denominated consumer loans as of the dates indicated:

	As of December 31,									As of June 30,
	2010			2011			2012			2013
	(in billions of Won, except percentages)
Loans to households:
General purpose household loans	￦	1,256	13.1%	￦	1,239	11.5%	￦	1,153	9.8%	￦	1,057	8.6%
Mortgage loans		829	8.6		1,337	12.4		1,695	14.4		1,873	15.2
Home equity loans		603	6.3		560	5.2		538	4.6		594	4.8

Total	￦	2,689	28.0%	￦	3,138	29.1%	￦	3,387	28.7%	￦	3,525	28.5%

Kwangju Bank’s consumer loans consist of:

•	general purpose household loans, which are loans made to customers for any purpose (other than mortgage and home equity loans), and include overdraft loans, which are loans extended to customers to cover insufficient funds when they withdraw funds from their demand deposit accounts in excess of the amount in such accounts up to a limit; and

•	mortgage loans, which are loans made to customers to finance home purchases, construction, improvements or rentals, and home equity loans, which are loans made to customers secured by their homes to ensure loan repayment.

For secured loans, including mortgage and home equity loans, Kwangju Bank’s policy is to lend up to 60% of the appraised collateral value (except in areas of high speculation designated by the Korean government where it generally limits its lending to between 40% to 60% of the appraised value of collateral) minus the value of any lien or other security interests that are prior to Kwangju Bank’s security interest. In calculating the collateral value of real estate for such secured consumer loans (which principally consists of residential properties), Kwangju Bank generally uses the fair value of the collateral as appraised by Korea Investors Service which is collated in the credit evaluation system used by Kwangju Bank to manage lending activities and gather related information. Kwangju Bank generally revalues collateral on a periodic basis.

A borrower’s eligibility for Kwangju Bank’s mortgage loans depends on the value of the mortgage property, the appropriateness of the use of proceeds and the borrower’s creditworthiness. A borrower’s eligibility for home equity loans is determined by the borrower’s credit and the value of the property, while the borrower’s eligibility for general purpose household loans is primarily determined by the borrower’s creditworthiness. In addition, to reduce the interest rate of a general purpose household loan or to qualify for such a loan, a borrower may be required to provide collateral, deposits or guarantees from third parties.

General Purpose Household Loans

Kwangju Bank’s general purpose household loans may be secured by real estate (other than homes), deposits or securities. As of June 30, 2013, approximately 51.3% of Kwangju Bank’s general purpose household loans were unsecured, although some of these loans were guaranteed by a third party. Overdraft loans are primarily unsecured and typically have a maturity between one and three years.

Pricing. The interest rates on Kwangju Bank’s general purpose household loans are either a periodic floating rate (which is based on a base rate determined for three-month, six-month or twelve-month periods derived internally, which reflects its internal cost of funding, further adjusted to account for the borrower’s credit score and Kwangju Bank’s opportunity cost) or a fixed rate that reflects those same costs and expenses, but taking into account interest rate risks. In 2010, Kwangju Bank began using the “Cost of Fund Index” (or COFIX) benchmark rate, as announced by the Korea Federation of Banks, as the base rate for its general purpose household loans with periodic floating rates in place of the benchmark certificate of deposit rate that Kwangju Bank had traditionally used for such purpose.

Kwangju Bank’s interest rates also incorporate a margin based on, among other things, the type of collateral (if any), priority with respect to any security, Kwangju Bank’s target loan-to-value ratio and loan duration. Kwangju Bank can also adjust the applicable rate based on current or expected profit contribution of the customer. Lending rates are generally determined by Kwangju Bank’s credit evaluation system. The applicable interest rate is determined at the time of the loan. Kwangju Bank also charges a termination fee in the event a borrower repays the loan prior to maturity. As of June 30, 2013, a majority of Kwangju Bank’s general purpose household loans had floating interest rates.

Mortgage and Home Equity Loans

Kwangju Bank provides customers with a number of mortgage and home equity loan products that have flexible features, including terms, repayment schedules, amounts and eligibility for loans. The maximum term of Kwangju Bank’s mortgage and home equity loans is typically 30 years. Most of Kwangju Bank’s mortgage and home equity loans have an interest-only payment period of ten years or less. With respect to these loans, Kwangju Bank determines the eligibility of borrowers based on the borrower’s personal information, transaction history and credit history using its credit evaluation system.

As of June 30, 2013, a majority of Kwangju Bank’s mortgage and home equity loans was secured by residential or other property, while the remainder of such loans were guaranteed by Korean government-related housing funds or, contrary to general practices in the United States, were unsecured (although the use of proceeds from mortgage and home equity loans is restricted for the purpose of financing home purchases and some of these loans were guaranteed by a third party). One reason that a portion of Kwangju Bank’s mortgage and home equity loans are unsecured is that Kwangju Bank, along with other Korean banks, provides advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage and home equity loans become secured by the new housing purchased by these borrowers.

Pricing. The interest rates for Kwangju Bank’s mortgage and home equity loans are determined on essentially the same basis as its general purpose household loans, except that for mortgage and home equity loans Kwangju Bank places significantly greater weight on the value of any collateral that is being provided to secure the loan. The base rate Kwangju Bank uses in determining the interest rate for its mortgage and home equity loans is identical to the base rate it uses to determine pricing for its general purpose household loans. As of June 30, 2013, a majority of Kwangju Bank’s outstanding mortgage and home equity loans had floating interest rates.

Deposit-taking Activities

Kwangju Bank offers many deposit products that target different segments of its retail customer base, with features tailored to each segment’s financial profile and needs. Kwangju Bank’s deposit products are categorized as follows:

•	demand deposits, which either do not accrue interest or accrue interest at a lower rate than time, installment or savings deposits. The customer may deposit and withdraw funds at any time and, if the deposits are interest-bearing, they accrue interest at a fixed or variable rate depending on the period and/or amount of deposit;

•	time deposits, which generally require a customer to maintain a deposit for a fixed term during which interest accrues at a fixed or floating rate. Early withdrawals require penalty payments;

•	savings deposits, which allow the customer to deposit and withdraw funds at any time and accrue interest at a fixed rate set by us depending upon the period and amount of deposit;

•	installment deposits, which generally require the customer to make periodic deposits of a fixed amount over a fixed term during which interest accrues at a fixed rate. Early withdrawals require penalty payment; and

•	certificates of deposit, with a range of maturities. Interest rates on certificates of deposit vary with the length of deposit and prevailing market rates. Certificates of deposit may be sold at face value or at a discount with the face amount payable at maturity.

Kwangju Bank also offers deposits that provide the holder with preferential rights to housing subscriptions and eligibility for mortgage loans.

Kwangju Bank offers varying interest rates on its deposit products depending upon the rate of return on Kwangju Bank’s interest earning assets, average funding costs and the interest rates offered by other commercial banks.

The Monetary Policy Committee of the Bank of Korea (the “Monetary Policy Committee”) imposes a reserve requirement on Won currency deposits of commercial banks based generally on the type of deposit instrument. The reserve requirement is currently up to 7.0%.

The Depositor Protection Act provides for a deposit insurance system where the Korea Deposit Insurance Corporation guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of Won 50 million per depositor per bank.

Private Banking

Kwangju Bank’s private banking operations aim to service its high net worth and mass affluent retail customers who individually maintain a deposit balance of at least Won 50 million. As of June 30, 2013, Kwangju Bank had over 24,000 customers who qualified for private banking services, representing 1.1% of Kwangju Bank’s total retail customer base. Kwangju Bank has 15 branches that offer private banking services, which are staffed by 18 private bankers, and it also operates a dedicated private banking center.

Through its private bankers, Kwangju Bank provides financial and real estate advisory services to its high net worth and mass affluent customers. Kwangju Bank also markets differentiated investment and banking products and services to these segments, including beneficiary certificates, overseas mutual fund products, specialized bank accounts and credit cards. In addition, Kwangju Bank has developed a customer loyalty program for its private banking customers that provides preferential rate and fee benefits and awards. Kwangju Bank believes that its private banking operations will allow it to increase its revenues from its existing high net worth and mass affluent customers, as well as attract new customers in these segments.

Credit Card Operations

Kwangju Bank issues credit cards under its “KJB Kwangju Card” brand name, in affiliation with the Visa brand. Kwangju Bank also has a strategic affiliation with BC Card Co., Ltd., which provides various credit card-related services to Kwangju Bank including issuance of credit cards and management of merchants.

Kwangju Bank’s revenues from credit card operations consist principally of cash advance fees, merchant fees, credit card installment fees, annual fees paid by cardholders, interest and fees on late payments and, with respect to revolving cards Kwangju Bank offers, interest and fees relating to revolving balances. In contrast to the system in many other countries, where most credit cards are revolving cards that allow outstanding amounts to be rolled over from month to month so long as a required minimum percentage is repaid, credit cardholders in Korea are generally required to pay for their purchases (other than installment purchases) within approximately 23 to 53 days of purchase depending on their payment cycle. Delinquent accounts (defined as amounts overdue for one day or more) are charged penalty interest and closely monitored. For installment purchases, Kwangju Bank charges fees on unpaid installments at rates that vary according to the terms of repayment.

Kwangju Bank also issues debit cards and charges merchants a commission with respect to the amounts purchased using a debit card. Kwangju Bank also issues “check cards,” which are similar to debit cards except that “check cards” are accepted by all merchants that accept credit cards. Much like debit cards, “check card” purchases are also debited directly from customers’ accounts with Kwangju Bank.

The following table sets forth certain data relating to Kwangju Bank’s credit card operations:

	As of or for the year ended December 31,						As of or for the six months ended June 30,
	2010		2011		2012		2013
	(in billions of Won, except number of holders, accounts and percentages)
Number of credit card holders (at year end) (thousands of holders)
General accounts		803		845		863		894
Corporate accounts		74		87		93		97

Total		877		932		956		991

Active ratio (1)		55.87%		54.25%		55.96%		56.51%
Credit card interest and fees
Installment and cash advance interest	￦	3	￦	3	￦	3	￦	1
Annual membership fees		—		—		—		—
Merchant fees		44		45		45		22
Other fees		2		2		2		1

Total	￦	49	￦	50	￦	50	￦	24

Charge volumes
General purchase	￦	1,619	￦	1,909	￦	2,048	￦	1,058
Installment purchase		227		243		254		139
Cash advance		142		124		107		48
Card loan		—		3		3		1

Total	￦	1,988	￦	2,279	￦	2,412	￦	1,246

Outstanding balances (at year end)
General purchase	￦	107	￦	119	￦	106	￦	102
Installment purchase		36		45		40		51
Cash advance		213		12		10		9
Card loan		—		2		1		1

Total	￦	156	￦	178	￦	157	￦	163

Average outstanding balances
General purchase	￦	112	￦	129	￦	129	￦	121
Installment purchase		48		48		54		57
Cash advance		15		13		11		10
Card loan		—		1		1		1

Total	￦	175	￦	191	￦	195	￦	189

Delinquency ratios(2)
Less than 1 month		0.75		0.75		0.99		0.94
From 1 month to 3 months		0.61		0.57		0.73		0.49
From 3 months to 6 months		0.29		0.28		0.35		0.38
Over 6 months		0.24		0.13		0.16		0.17

Total		1.89%		1.72%		2.23%		1.98%

Non-performing loan ratio (3)		0.95%		0.65%		0.82%		0.74%
Charge-offs (gross)	￦	4	￦	3	￦	4	￦	2
Recoveries		1		0		1		1

Net charge-offs	￦	3	￦	3	￦	3	￦	1

Gross charge-off ratio (4)		2.29%		1.69%		2.02%		1.01%
Net charge-off ratio (5)		1.71%		1.57%		1.63%		0.43%

(1)	Represents the ratio of accounts used at least once within the last 12 months to total accounts as of the end of the relevant period.
(2)	Kwangju Bank’s delinquency ratios may not fully reflect all delinquent amounts relating to Kwangju Bank’s outstanding balances since a certain portion of delinquent credit card balances (defined as balances one day or more past due) were restructured into loans and were not treated as being delinquent at the time of conversion or for a period of time thereafter.

(3)	Represents the ratio of balances that are more than three months overdue to total outstanding balances as of the end of the relevant period. These ratios do not include the following amounts of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(4)	Represents the ratio of gross charge-offs for the period to average outstanding balances for the period. Under K-IFRS, Kwangju Bank’s charge-off policy is to charge off balances which are more than six months past due (including previously delinquent credit card balances restructured into loans that are more than six months overdue from the point at which the relevant balances were so restructured), except for those balances with a reasonable probability of recovery.
(5)	Represents the ratio of net charge-offs for the period to average outstanding balances for the period.

Capital Markets Activities and International Banking

Through its capital markets operations, Kwangju Bank invests and trades in debt and equity securities and, to a lesser extent, engages in derivatives transactions. Kwangju Bank also provides investment banking services to corporate customers and engages in international banking activities.

Securities Investment and Trading

Kwangju Bank invests in and trades securities for Kwangju Bank’s own account in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2010, 2011 and 2012 and June 30, 2013, Kwangju Bank’s investment portfolio, which consists primarily of held-to-maturity financial assets and available-for-sale financial assets, and Kwangju Bank’s trading portfolio (excluding trading derivative instruments) had a combined total book value of Won 3,860 billion, Won 3,955 billion, Won 3,752 billion and Won 3,544 billion and represented 23.4%, 21.9%, 20.2% and 18.7% of Kwangju Bank’s total assets, respectively.

Kwangju Bank’s trading and investment portfolios consist primarily of debt securities issued by financial institutions and corporations, as well as Korean treasury securities and debt securities issued by government agencies, local governments or certain government-invested enterprises.

From time to time Kwangju Bank also purchases equity securities for its securities portfolios. Kwangju Bank’s equity securities consist primarily of marketable beneficiary certificates and equities listed on the KRX KOSPI Market or the KRX KOSDAQ Market.

Derivatives Trading

Kwangju Bank provides and deals in a range of derivatives products, including:

•	Won interest rate swaps, relating to Won interest rate risks;

•	cross-currency swaps, relating to foreign exchange risks, largely for Won against U.S. dollars;

•	foreign currency forwards, swaps and options, relating to foreign exchange risks; and

•	equity options and futures on the KOSPI index.

Kwangju Bank’s derivative operations focus on addressing the needs of its corporate customers to hedge their risk exposure and on hedging i risk exposure that results from such customer contracts. Kwangju Bank also engages in limited derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from its own assets and liabilities.

Investment Banking

Kwangju Bank has focused on selectively expanding its investment banking activities in order to increase its fee income and diversify its revenue base. The main focus of Kwangju Bank’s investment banking operations is project finance and financial advisory services. Kwangju Bank’s principal investment banking services include:

•	project finance and financial advisory services for social overhead capital projects such as highway, port, power, water and sewage projects;

•	financing and financial advisory services for real estate development projects;

•	structured finance; and

•	financing for mergers and acquisitions.

International Banking

Kwangju Bank engages in various international banking activities, including foreign exchange services and derivatives dealing, import and export-related services, offshore lending, syndicated loans and foreign currency securities investment. These services are provided primarily to Kwangju Bank’s domestic customers and overseas subsidiaries and affiliates of Korean corporations. Kwangju Bank also raises foreign currency funds through its international banking operations.

Other Businesses

Trust Account Management Services

Money Trust Management Services

Kwangju Bank provides trust account management services for unspecified money trusts, which are trusts the assets of which it generally has broad discretion in investing, and specified money trusts, which invest cash received as trust property at the direction of the trustors and, once the trust matures, disburse the principal and any gains to the trust beneficiaries. Kwangju Bank receives fees for its trust management services that are generally based upon a percentage of the net asset value of the assets under management. Kwangju Bank also receives penalty payments when customers terminate their trust accounts prior to the original contract maturity. Kwangju Bank derived trust fees with regard to trust account management services (including those fees related to property trust management services) of Won 1.4 billion in 2010, Won 1.2 billion in 2011, Won 1.4 billion in 2012 and Won 0.9 billion in the first six months of 2013.

Under Korean law, the assets of Kwangju Bank’s trust accounts are segregated from Kwangju Bank’s banking account assets and are not available to satisfy the claims of any of Kwangju Bank’s potential creditors. Kwangju Bank is, however, permitted to deposit surplus funds generated by trust assets into its banking accounts.

For some of the money trusts that Kwangju Bank manages, it has guaranteed the principal amount of an investor’s investment as well as a fixed rate of interest. Kwangju Bank no longer offers new money trust products where it guarantees both the principal amount and a fixed rate of interest. It continues to offer pension-type money trusts that provide a guarantee of the principal amount of an investor’s investment. Trust accounts for which Kwangju Bank guarantees both the repayment of the principal amount and a fixed rate of interest are included in Kwangju Bank’s consolidated financial statements, while those trust accounts for which Kwangju Bank guarantees only the repayment of the principal amount were previously not included in its consolidated financial statements but are included in its consolidated financial statements commencing in 2013, pursuant to a change in K-IFRS.

The following table shows the balances of Kwangju Bank’s money trusts by type as of the dates indicated:

	As of December 31,						As of June 30,
	2010		2011		2012		2013
	(in billions of Won)
Principal and interest guaranteed trusts	￦	0	￦	0	￦	0	￦	0
Principal guaranteed trusts		10		10		10		9
Non-guaranteed trusts		287		421		621		899

Total	￦	297	￦	431	￦	631	￦	909

As of June 30, 2013, the money trust assets Kwangju Bank managed consisted principally of bonds purchased under resale agreements and deposits with banks. As of June 30, 2013, Kwangju Bank’s trust accounts had bonds purchased under resale agreements of Won 580 billion and deposits with banks Won 250 billion, which accounted for 63.2% and 27.3% of its money trust assets, respectively.

If the income from a money trust for which Kwangju Bank provides a guarantee is less than the amount of the payments it has guaranteed, Kwangju Bank will need to pay the amount of the shortfall with funds from special reserves maintained with respect to trust accounts followed by basic fees from that money trust and funds from Kwangju Bank’s general banking operations. In 2010, 2011, 2012 and the first six months of 2013, Kwangju Bank made no such payments from its banking accounts to cover shortfalls in its guaranteed trusts.

Property Trust Management Services

Kwangju Bank also offers property trust management services, where it manages non-cash assets in return for a fee, which is generally based on a percentage of total assets under management. Non-cash assets include mostly money receivables, but can also include securities and real estate. Under these arrangements, Kwangju Bank renders custodial services for the property in question and collects fee income in return.

As of June 30, 2013, the aggregate balance of Kwangju Bank’s property trusts increased to Won 1,659 billion, compared to Won 1,294 billion and Won 1,340 billion as of December 31, 2011 and 2012, respectively.

Bancassurance

Kwangju Bank currently markets a wide range of third-party insurance products through its bancassurance operations and hopes to develop additional fee-based revenues by expanding its offering of these products. As of June 30, 2013, Kwangju Bank’s bancassurance business had alliances with 13 life insurance companies and 10 non-life insurance companies and offers approximately 72 different products through its branch network.

Branch Network

As of June 30, 2013, Kwangju Bank had 155 branches and sub-branches in Korea, including 95 branches and sub-branches in the Gwangju metropolitan area and 51 branches and sub-branches in South Jeolla Province, which represented one of the largest branch networks among Korean commercial banks in such regions. An extensive branch network is important to attracting and maintaining retail customers, who use branches extensively and value convenience. Kwangju Bank believes that its branch network and retail customer base in the Gwangju metropolitan area and South Jeolla Province provide it with a source of stable and relatively low cost funding. The following table presents the geographical distribution of Kwangju Bank’s branch network in Korea as of June 30, 2013:

Area	Number of branches/ sub-branches	Percentage
Gwangju metropolitan area	95	56.7%
South Jeolla Province	51	32.9
Seoul	8	5.2
Others	1	0.1

Total	155	100.0%

In order to support its branch network, Kwangju Bank has established an extensive network of ATMs and cash machines, which are located in branches or separate unmanned outlets or in other public areas such as convenience stores. As of June 30, 2013, Kwangju Bank had 621 ATMs and 232 cash machines. Kwangju Bank has actively promoted the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. The following table sets forth information, for the periods indicated, regarding the number of transactions and the fee revenue of Kwangju Bank’s ATMs and cash machines:

	Years ended December 31,						Six months ended June 30,
	2010		2011		2012		2012		2013
Number of transactions (in millions)		91		89		86		41		40
Fee revenue (in billions of Won)	￦	6	￦	6	￦	5	￦	3	￦	3

Other Distribution Channels

The following table sets forth information, for the periods indicated, on the number of users and fee revenue of Kwangju Bank’s Internet banking and phone banking distribution channels:

	Years ended December 31,						Six months ended June 30,
	2010		2011		2012		2012		2013
Internet banking:
Number of users (in thousands) (1)		714		770		832		811		880
Fee revenue (in billions of Won)	￦	1.1	￦	1.2	￦	1.2	￦	0.7	￦	0.5
Phone banking:
Number of users (2)		683		715		744		734		761
Fee revenue (in billions of Won)	￦	1.0	￦	1.0	￦	0.9	￦	0.4	￦	0.4

(1)	Number of users is defined as the total cumulative number of persons who have registered through Kwangju Bank’s branch offices to use its Internet banking services.
(2)	Number of users is defined as the total cumulative number of persons who have registered through Kwangju Bank’s branch offices to use its phone banking services.

Most of Kwangju Bank’s electronic banking transactions do not generate fee income as many of those transactions are free of charge. This is particularly true for phone banking services, where a majority of the transactions are balance inquiries or consultations with customer representatives, although other services such as money transfers are also available.

Kwangju Bank’s automated phone banking systems offer a variety of services, including inter-account fund transfers, balance and transaction inquiries and customer service enquiries. Kwangju Bank operates a call center operated that handles calls from customers, engages in telemarketing and assists in Kwangju Bank’s collection efforts.

Kwangju Bank’s Internet banking services include balance and transaction inquiries, money transfers, loan applications, bill and tax payments and foreign exchange transactions. Kwangju Bank seeks to maintain and increase its Internet banking customer base by focusing largely on younger customers and those that are able to access the Internet easily (such as office workers) as well as by developing additional Internet-based financial services and products to target different customer segments.

In addition, Kwangju Bank provides mobile banking services to its customers, which is available to all Kwangju Bank’s Internet-registered users. These services allow Kwangju Bank’s customers to complete selected banking transactions through major Korean telecommunications networks using their cellular phones or other mobile devices. Since April 2010, Kwangju Bank offers “smart banking” services which enable users of so-called “smart phones” to access a broad range of banking and credit card services through their mobile phones.

Competition

Kwangju Bank competes principally with nationwide commercial banks in Korea but also faces competition from a number of additional sources including other regional banks, development banks, specialized banks and branches of foreign banks operating in Korea and installment finance corporations for mortgage loan products. Kwangju Bank also competes for customer funds with other types of financial service institutions, including savings institutions (such as mutual savings and finance companies and credit unions and credit cooperatives), investment institutions (such as merchant banking corporations), credit card companies, life insurance companies and financial investment companies. Competition in the domestic banking industry is generally based on the types and quality of the products and services offered, including the size and location of retail networks, the level of automation and interest rates charged and paid. Kwangju Bank’s main competitors in the Gwangju metropolitan area and South Jeolla Province are Industrial Bank of Korea and various nationwide commercial banks such as Shinhan Bank and Kookmin Bank in respect of the SME banking business and National Agricultural Cooperative Federation and various nationwide commercial banks such as Shinhan Bank and Kookmin Bank in respect of retail banking operations.

Competition has increased significantly in Kwangju Bank’s traditional core business areas, SME banking and retail banking. In addition, the Korean commercial banking sector is undergoing significant consolidation. A number of significant mergers and acquisitions in the industry have taken place in Korea over the past decade, including the acquisition of Koram Bank by an affiliate of Citibank in 2004, Standard Chartered Bank’s acquisition of Korea First Bank in April 2005, Chohung Bank’s merger with Shinhan Bank in April 2006 and Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in February 2012. Kwangju Bank expects that consolidation in the financial industry will continue. Other financial institutions may seek to acquire or merge with such entities, and the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for Kwangju Bank.

Information Technology

Kwangju Bank is implementing various IT system-related initiatives and upgrades. Kwangju Bank believes that continuous improvement of its IT systems is crucial in supporting its operations and management and providing high-quality customer service. Accordingly, Kwangju Bank continues to upgrade and improve its systems through various activities, including projects to develop next generation banking systems, further strengthen system security and timely develop and implement new systems and services that support its business operations and risk management activities.

Property, Plant and Equipment

Kwangju Bank’s registered office and corporate headquarters are located at 7-12 Daein-dong, Dong-gu, Gwangju, Korea, in a building owned by Kwangju Bank which has a total floor area of 55,305 square meters. As of June 30, 2013, approximately 33 of Kwangju Bank’s branches are housed in buildings owned by it, while the remaining branches are located in leased properties. Lease terms are generally from two to three years and seldom exceed five years. Kwangju Bank does not own any material properties outside of Korea.

Employees

The following table sets forth information, for the periods indicated, regarding Kwangju Bank’s employees:

	As of December 31,			As of June 30,
	2010	2011	2012	2013
Full-time employees	1,310	1,359	1,499	1,517
Contractual employees	177	167	171	170
Members of Korea Financial Industry Union,
Kwangju Bank Chapter	920	963	1,066	1,074

Kwangju Bank considers its relations with its employees to be good. Every year, usually in the fourth quarter, Kwangju Bank’s union and its management negotiate and enter into a new collective bargaining agreement and negotiate annual wage adjustments.

Kwangju Bank’s compensation package consists of a base salary and bonuses. Bonuses are generally determined based on individual performance as well as performance of the business unit to which an employee belongs. Kwangju Bank also provides a wide range of benefits to its employees, including medical insurance, employment insurance, workers compensation, free medical examinations and reimbursement for medical expenses and child tuition up to applicable limits.

In accordance with the National Pension Act, Kwangju Bank contributes an amount equal to 4.5% of employee wages, and each employee contributes 4.5% of his or her wages, into each employee’s personal pension account. In addition, in accordance with the Guarantee of Worker’s Retirement Benefits Act, Kwangju Bank has adopted a retirement pension plan for its employees. Contributions under the retirement pension plan are deposited annually into a financial institution, and an employee may elect to receive a monthly pension or a lump-sum amount upon retirement. Kwangju Bank’s retirement pension plan is in the form of a defined benefit plan, which guarantees a certain payout at retirement, according to a fixed formula based on the employee’s average salary and the number of years for which the employee has been a plan member. Under Korean law, Kwangju Bank may not terminate the employment of full-time employees except under certain limited circumstances.

Legal Proceedings

On October 24, 2001, The Export-Import Bank of Korea filed a lawsuit in Seoul District Court against Kwangju Bank with respect to its obligations relating to a certificate of guarantee to be issued on behalf of Daewoo Corporation in favor of The Export-Import Bank of Korea in the amount of US$100 million, of which Kwangju Bank’s exposure amounts to US$41 million. In December 2003, the Seoul District Court ruled against Kwangju Bank and required it to issue a certificate of guarantee on behalf of Daewoo Corporation in favor of The Export-Import Bank of Korea. Kwangju Bank appealed this decision to the Seoul High Court, which dismissed the appeal in December 2005. Kwangju Bank appealed the decision of the appellate court to the Supreme Court of Korea in January 2006, and the Supreme Court dismissed such appeal in July 2006. Subsequently, The Export-Import Bank of Korea filed an additional lawsuit in the Seoul District Court in December 2006 requesting monetary damages in satisfaction of Kwangju Bank’s obligations relating to the certificate of guarantee. Following a decision by the trial court in August 2008 ordering Kwangju Bank to pay US$41 million of monetary damages to The Export-Import Bank of Korea and Kwangju Bank’s subsequent appeal of the trial court decision, the appellate court ruled in favor of The Export-Import Bank of Korea in December 2009 but reduced the amount of monetary damages payable by Kwangju Bank to US$35 million. Such appellate court decision was appealed by both The Export-Import Bank of Korea and Kwangju Bank to the Supreme Court of Korea in January 2010. In April 2012, the Supreme Court of Korea rendered its final decision to uphold the appellate court decision ordering Kwangju Bank to pay US$35 million of monetary damages to The Export-Import Bank of Korea.

In January 2008, the Korea Fair Trade Commission instituted certain amendments to standard loan policy conditions for mortgage loan agreements to require banks to be responsible for the payment of mortgage registration expenses when issuing mortgage loans. Subsequently, the Korea Federation of Banks and 16 banks (including Kwangju Bank) filed a lawsuit against the Korea Fair Trade Commission to prevent the implementation of such amendments. In August 2010, the Supreme Court of Korea ruled in favor of the Korea Fair Trade Commission. Since such ruling in August 2010, certain of Kwangju Bank’s customers have filed lawsuits alleging claims against Kwangju Bank, alleging that it should return the mortgage registration expenses paid by such customers under mortgage loan agreements that did not reflect the amendments instituted by the Korea Fair Trade Commission in January 2008. As of June 30, 2013, 37 such lawsuits were pending in the relevant trial courts, and the aggregate amount claimed in such lawsuits was approximately Won 12 billion. Additional lawsuits may be filed against Kwangju Bank with respect to its mortgage loans, and the final outcome of such litigation remains uncertain.

ASSETS AND LIABILITIES

Loan Portfolio

Loan Types

The following table presents Kwangju Bank’s loans by type as of the dates indicated. Except where specified otherwise, all loan amounts set forth in the tables below are before deduction of provision for credit losses and excluding deferred loan origination fees and costs. Total loans reflect the outstanding principal balance of Kwangju Bank’s loan portfolio, including past due amounts.

	As of December 31,						As of June 30,
	2010		2011		2012		2013
	(in billions of Won)
Loans:
Loans in Won	￦	9,612	￦	10,797	￦	11,807	￦	12,358
Loans in foreign currencies		597		617		491		409
Domestic banker’s usance letter of credit		179		149		103		218
Credit card accounts		156		178		157		163
Bills bought in Won		2		0		—		—
Bills bought in foreign currencies		263		232		201		213
Advances for customers		3		2		0		1
Privately placed bonds		63		23		28		28
Backed loans		34		26		8		8
Call loans		42		75		70		99
Bonds purchased under resale agreements		190		80		180		70

Total gross loans	￦	11,142	￦	12,178	￦	13,045	￦	13,567

Ten Largest Credit Exposures by Borrower

As of June 30, 2013, the amount of Kwangju Bank’s credit exposures to its ten largest borrowers in its banking accounts calculated in accordance with applicable Financial Supervisory Service reporting guidelines was Won 644 billion and accounted for 4.8% of Kwangju Bank’s total credit exposures. The following table sets forth Kwangju Bank’s total credit exposures (excluding trust accounts) to those borrowers as of that date.

							Amounts
	Loans			Confirmed and			Classified as
	Won		Foreign	unconfirmed	Total Credit		substandard
Company	currency		currency	guarantees	exposures		or below(1)
			(in billions of Won)
Borrower A	￦	130	—	—	￦	130	—
Borrower B		71	—	—		71	—
Borrower C		65	—	—		65	—
Borrower D		62	—	—		62	—
Borrower E		61	—	—		61	—
Borrower F		60	—	—		60	—
Borrower G		50	—	—		50	—
Borrower H		50	—	—		50	—
Borrower I		50	—	—		50	—
Borrower J		45	—	—		45	—

Total	￦	644	—	—	￦	644	—

(1)	Classification is based on the Financial Services Commission’s asset classification criteria.

Loan Concentration by Industry — Corporate

The following table shows, as of the dates indicated, the balance of Kwangju Bank’s corporate loans by industry of the borrower.

	As of June 30, 2013
	Amount		%
	(in billions of Won, except percentages)
Manufacturing	￦	1,824	21.9%
Retail and wholesale		1,320	15.8
Construction		1,146	13.7
Financial and insurance		263	3.2
Hotel, leisure or transportation		88	1.1
Government and government agencies		5	0.1
Others		3,697	44.3

Total	￦	8,343	100.0%

Maturity Analysis

The following table sets out the scheduled maturities (time remaining until maturity) of Kwangju Bank’s loans in Won and in foreign currencies as of June 30, 2013.

	1 year or less		Over 1 year but not more than 5 years		Over 5 years		Total
	(billions of Won)
Loans in Won
Corporate	￦	5,603	￦	2,252	￦	488	￦	8,343
Consumer		2,117		1,124		285		3,525
Others		204		112		10		326
Loans in foreign currencies		362		36		12		409

Total	￦	8,286	￦	3,524	￦	795	￦	12,603

Interest Rate Sensitivity

The following table shows, as of June 30, 2013, the total amount of Kwangju Bank’s loans (other than interbank loans) in Won which have fixed interest rates and variable or adjustable interest rates.

	As of June 30, 2013
	(in billions of Won)
Fixed rate(1)	￦	998
Variable or adjustable rates(2)		11,198

Total	￦	12,196

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

Loan Loss Provisioning Policy

Kwangju Bank establishes a provision for credit losses with respect to loans to absorb such losses. Kwangju Bank assesses individually significant loans on an individual basis and other loans on either an individual or collective basis. In addition, if Kwangju Bank determines that no objective evidence of impairment exists for a loan, it includes such loan in a group of loans with similar credit risk characteristics and assesses them collectively for impairment regardless of whether such loan is significant. For individually-assessed loans, a provision for credit losses is recorded if objective evidence of impairment exists as a result of one or more events that occurred after initial recognition. For collectively-assessed loans, Kwangju Bank bases the level of provision for credit losses on its evaluation of the risk characteristics of such loans, taking into account such factors as historical loss experience, the financial condition of the borrowers and current economic conditions. If additions or changes to the provision for credit losses are required, then Kwangju Bank records bad debt expenses, which are included in impairment losses on credit losses and treated as charges against current income. Credit exposures that Kwangju Bank deems to be uncollectible, including actual loan losses, net of recoveries of previously charged-off amounts, are charged directly against the provision for credit losses. See Note 2 of the notes to Kwangju Bank’s consolidated financial statements for the years ended December 31, 2011 and 2012.

In addition, if Kwangju Bank’s provision for credit losses is deemed insufficient for regulatory purposes, Kwangju Bank compensates for the difference by recording a regulatory reserve for loan losses, which is segregated within its retained earnings. The level of regulatory reserve for loan losses required to be recorded is equal to the amount by which Kwangju Bank’s provision for credit losses under K-IFRS is less than the required amount of credit loss reserve calculated based on the following asset classification guidelines of the Financial Services Commission that classify corporate and retail loans:

Asset Classification	Characteristics
Normal	Credits extended to customers that, based on Kwangju Bank’s consideration of their business, financial position and future cash flows, do not raise concerns regarding their ability to repay the credits.

Precautionary	Credits extended to customers that, based on Kwangju Bank’s consideration of its business, financial position and future cash flows, show potential risks with respect to their ability to repay the credits, although showing no immediate default risk; or are in arrears for one month or more but less than three months.

Substandard	Either:

•    credits extended to customers that, based on Kwangju Bank’s consideration of their business, financial position and future cash flows, are judged to have incurred considerable default risks as their ability to repay has deteriorated; or

•    the portion that Kwangju Bank expects to collect of total loans (a) extended to customers that have been in arrears for three months or more, (b) extended to customers that have incurred serious default risks due to the occurrence of, among other things, final refusal to pay their debt instruments, entry into liquidation or bankruptcy proceedings, or closure of their businesses, or (c) extended to customers who have outstanding loans that are classified as “doubtful” or “estimated loss.”

Doubtful	Credits exceeding the amount that Kwangju Bank expects to collect of total credits to customers that:

• based on Kwangju Bank’s consideration of their business, financial position and future cash flows, have incurred serious default risks due to noticeable deterioration in their ability to repay; or

• have been in arrears for three months or more but less than twelve months.

Estimated Loss	Credits exceeding the amount that Kwangju Bank expects to collect of total credits to customers that:

•    based on Kwangju Bank’s consideration of their business, financial position and future cash flows, are judged to have to be accounted as a loss as the inability to repay became certain due to serious deterioration in their ability to repay;

•   have been in arrears for twelve months or more; or

•   have incurred serious risks of default in repayment due to the occurrence of, among other things, final refusal to pay their debt instruments, liquidation or bankruptcy proceedings or closure of their business.

The following table sets forth the Financial Services Commission’s guidelines for the minimum percentages of the outstanding principal amount of the relevant loans or balances that the credit loss reserve must cover for each loan classification category:

Loan classifications	Corporate	Retail	Credit card receivables(1)	Credit card loans(2)
Normal	0.85% or above(3)	1% or above	1.1% or above	2.5% or above
Precautionary	7% or above	10% or above	40% or above	50% or above
Substandard	20% or above	20% or above	60% or above	65% or above
Doubtful	50% or above	55% or above	75% or above	75% or above
Estimated loss	100%	100%	100%	100%

(1)	Applicable to credit card receivables for general purchases of products or services.
(2)	Applicable to cash advances, card loans and revolving loan receivables.
(3)	0.9% or above for loans extended to companies engaged in construction businesses, wholesale and retail trade businesses, lodging and restaurant businesses or real estate and leasing businesses.

Analysis of Provision for Credit Losses

The following table shows the changes in Kwangju Bank’s provision for credit loss for loans and other receivables for each of the years indicated:

	Years ended December 31,						Six months ended June 30,
	2010		2011		2012		2013
	(in billions of Won)
Beginning balance	￦	193	￦	228	￦	190	￦	168
Bad debt expenses for the period		142		102		95		34
Recoveries of previously written-off loans		15		19		17		12
Charge-off		(101)		(117)		(123)		(48)
Sale of loans and receivables		(10)		(32)		(4)		(1)
Others		(11)		(10)		(8)		(5)

Ending balance	￦	228	￦	190	￦	168	￦	161

Non-Performing Loans

Non-performing loans are defined as those loans that are classified as substandard or below based on the Financial Services Commission’s asset classification criteria. See “— Loan Loss Provisioning Policy.” The following table shows, as of the dates indicated, certain details regarding Kwangju Bank’s total non-performing credit portfolio, which also includes guarantees and other credits in addition to loans in both the banking and trust accounts, calculated in accordance with applicable Financial Supervisory Service reporting guidelines.

	As of December 31,						As of June 30,
	2010		2011		2012		2013
	(in billions of Won, except percentages)
Total non-performing credits	￦	310	￦	179	￦	171	￦ 172
As a percentage of total credits		2.83%		1.48%		1.33%	1.27%

The following table sets forth, as of the dates indicated, Kwangju Bank’s total non-performing credits by type of borrowing.

	As of December 31,									As of June 30,
	2010			2011			2012			2013
	Amount		%	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Loans:
Loans in Won	￦	220	71%	￦	148	82.7%	￦	161	94.2%	￦	164	95.3%
Loans in foreign currencies		1	0.3		7	3.9		4	2.3		1	0.6
Credit card accounts		2	0.6		1	0.6		1	0.6		1	0.6
Advances for customers on guarantees		46	14.8		5	2.8		4	2.3		5	2.9
Privately placed bonds		37	11.9		17	9.5		—	—		—	—
Others(1)		4	1.3		1	0.5		1	0.6		1	0.6

Total non-performing credits	￦	310	100.0%	￦	179	100.0%	￦	171	100.0%	￦	172	100.0%

(1)	Including guarantees and loans made from Kwangju Bank’s trust accounts.

As of June 30, 2013, Kwangju Bank’s ten largest non-performing credits accounted for 59.6% of its total non-performing credits. The following table shows, as of that date, certain information regarding those credits.

	Gross Principal Outstanding		Gross non- performing credits outstanding		Provision(1)		Industry
	(in billions of Won)
Borrower A	￦	20	￦	20		—	Manufacturing
Borrower B		18		18		—	Manufacturing
Borrower C		10		10	￦	2	Manufacturing
Borrower D		9		9		1	Real estate and leasing
Borrower E		13		9		9	Manufacturing
Borrower F		9		8		3	Construction
Borrower G		8		8		4	Real estate and leasing
Borrower H		7		7		0	Real estate and leasing
Borrower I		7		7		—	Real estate and leasing
Borrower J		6		6		1	Manufacturing

Total	￦	107	￦	102	￦	19

(1)	Includes provision for credit losses under K-IFRS and regulatory reserves for loan loss, if any.

Non-performing Loan Strategy

One of Kwangju Bank’s primary objectives is to prevent its loans from becoming non-performing. Kwangju Bank’s credit rating systems are designed to prevent its loan officers from extending new loans to borrowers with high credit risks based on the borrower’s credit rating. Kwangju Bank’s credit monitoring systems are designed to bring any sudden increase in a borrower’s credit risk to the attention of its loan officers, who then closely monitor such loans.

Kwangju Bank’s Loan Planning Department generally oversees the process for resolving non-performing loans transferred to them by other Kwangju Bank business units. Kwangju Bank believes that by centralizing the management of non-performing loans, it can become more effective in dealing with the issues relating to these loans by pooling institutional knowledge and creating a more specialized workforce.

Notwithstanding the above, if a loan becomes non-performing, Kwangju Bank will commence a due diligence review of the borrower’s assets, send a notice either demanding payment or stating that Kwangju Bank will take legal action, and prepare for legal action.

At the same time, Kwangju Bank will also initiate its non-performing loan management process, which begins with:

•	identifying loans subject to a proposed sale by assessing the estimated losses from such sale based on the estimated recovery value of collateral, if any, for such non-performing loans;

•	identifying loans subject to charge off based on the estimated recovery value of collateral, if any, for such non-performing loans and the estimated rate of recovery of unsecured loans; and

•	on a limited basis, identifying corporate loans subject to normalization efforts based on the cash flow situation of the borrower.

Once the details of a non-performing loan are identified, Kwangju Bank pursues solutions for recovery. Methods for resolving non-performing loans include the following:

•	commencing collection proceedings;

•	commencing legal actions to seize collateral;

•	writing off these amounts;

•	transferring them to its Credit Management Department, which will seek to recover what it can with respect to these amounts, sell these loans third parties or to write these loans off; and

•	with respect to large corporations, commencing or participating in voluntary workouts or restructurings mandated by Korean courts.

In addition to making efforts to collect on these non-performing loans, Kwangju Bank also undertake measures to reduce the level of its non-performing loans, which include:

•	selling its non-performing loans to third parties including the Korea Asset Management Corporation; and

•	entering into asset securitization transactions with respect to its non-performing loans.

Credit Exposures to Companies in Workout, Restructuring or Rehabilitation

Workout is a voluntary procedure through which Kwangju Bank, together with borrowers and other creditors, restructures a borrower’s credit terms.

Currently, all of Kwangju Bank’s workout loans are managed by its Credit Management Department. Upon approval of the workout plan, a credit exposure is initially classified as precautionary or lower and thereafter cannot be classified higher than precautionary with limited exceptions. If a corporate borrower is in workout, restructuring or rehabilitation (including composition or corporate reorganization), Kwangju Bank takes the status of the borrower into account in valuing its loans to and collateral from that borrower for purposes of establishing its provision for credit losses.

As of June 30, 2013, Won 110 billion or 0.8% of Kwangju Bank’s total loans were in workout, restructuring or rehabilitation.

Investment Portfolio

Valuation of Securities

The following table sets out the book value and market value of securities in Kwangju Bank’s trading and investment portfolio (other than equity securities accounted for using the equity method of accounting) as of the dates indicated.

	As of December 31,												As of June 30,
	2010				2011				2012				2013(1)
	Book Value		Fair Value		Book Value		Fair Value		Book Value		Fair Value		Book Value		Fair Value
	(in billions of Won, except percentages)
Financial assets at fair value through profit or loss(2):
Financial assets held for trading:
Debt securities:
Municipal bonds		10		10		—		—		7		7		10		10
Financial institutions		30		30		8		8		38		38		57		57
Corporates		—		—		—		—		—		—		2		2
Financial assets designated to fair value through profit or loss		347		347		360		360		338		338		329		329

Sub-total	￦	387	￦	387	￦	368	￦	368	￦	383	￦	383	￦	398	￦	398

Available-for-sale financial assets:
Listed equity securities	￦	18	￦	18	￦	28	￦	28	￦	34	￦	34	￦	35	￦	35
Unlisted equity securities		89		89		79		79		77		77		83		83
Debt securities:
Korean treasury and government agencies		94		94		62		62		10		10		0		0
Financial institutions		481		481		409		409		70		70		70		70

Corporates		457		457		400		400		590		590		608		608
Others		10		10		—		—		—		—		109		109
Beneficiary certificates		168		168		—		—		127		127		104		104
Available-for-sale securities in foreign currencies		24		24		—		—		11		11		6		6
Securities loaned		—		—		—		—		—		—		20		20

Sub-total	￦	1,342	￦	1,342	￦	1,107	￦	1,107	￦	918	￦	918	￦	1,035	￦	1,035

Held-to-maturity financial assets:
Korean treasury and government agencies	￦	1,120	￦	1,197	￦	1,481	￦	1,602	￦	1,454	￦	1,509	￦	1,401	￦	1,444
Financial institutions		189		198		198		207		128		135		118		123
Corporates		821		851		802		827		689		708		592		605

Sub-total	￦	2,131	￦	2,246	￦	2,481	￦	2,635	￦	2,271	￦	2,353	￦	2,111	￦	2,172

Total	￦	3,859	￦	3,975	￦	3,955	￦	4,110	￦	3,572	￦	3,654	￦	3,544	￦	3,605

(1)	Pursuant to K-IFRS 1110, Consolidated Financial Statements, which is effective for periods beginning on January 1, 2013, Kwangju Bank’s unaudited interim consolidated financial statements appearing elsewhere in this Information Statement include trust accounts for which Kwangju Bank guarantees only the repayment of principal, which were not previously subject to consolidation. The consolidated balance sheet data as of December 31, 2010, 2011 and 2012 have not been restated to reflect this change. For further information, see Note 2-(1) of the notes to Kwangju Bank’s unaudited interim consolidated financial statements included elsewhere in this Information Statement.
(2)	Excluding derivatives.

For information regarding Kwangju Bank’s classification and valuation of securities under K-IFRS, see Note 2 of the notes to Kwangju Bank’s consolidated financial statements for the years ended December 31, 2011 and 2012.

Maturity Analysis

The following table sets forth the maturities of Kwangju Bank’s debt securities (other than trading securities) as of June 30, 2013.

	As of June 30, 2013
	Within 1 Year		Over 1 but Within 5 Years		Over 5 but Within 10 Years		Over 10 Years		Total
	(in billions of Won)
Available-for-sale financial assets:
Korean treasury and government agencies	￦	0	￦	0		—		—		0
Financial institutions		50		20		—		—	￦	70
Corporates		261		347		—		—		608
Available-for-sale securities in foreign currencies		—		6		—		—		6
Securities loaned		—		19		—		—		19
Others		109		—		—		—		109

Sub-total		420		393		—		—		813

Held-to-maturity financial assets:
Government bonds	￦	261	￦	1,140		—		—	￦	1,401
Financial debentures		83		—		—	￦	35		118
Corporate bonds		183		399	￦	10		—		592

Sub-total	￦	527	￦	1,539	￦	10	￦	35	￦	2,111

Total	￦	972	￦	1,942	￦	12	￦	99	￦	3,025

Funding

Kwangju Bank obtains funding for its lending activities from a variety of sources, both domestic and foreign. Kwangju Bank’s principal source of funding is customer deposits. In addition, Kwangju Bank acquires funding through the issuance of debentures, borrowings, including borrowings from the Bank of Korea, and call money.

Kwangju Bank’s primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail deposits, in particular demand deposits and savings deposits.

In addition, Kwangju Bank acquires funding through the incurrence of debt. Kwangju Bank’s debt consists mainly of debentures as well as borrowings from financial institutions, the Korean government and government-affiliated funds. Such borrowings are generally long-term borrowings, with maturities ranging from one year to five years.

Deposits

Although the majority of Kwangju Bank’s deposits are short-term, it has been Kwangju Bank’s experience that the majority of Kwangju Bank’s depositors generally roll over their deposits at maturity, providing Kwangju Bank with a stable source of funding. The following table shows the balances of Kwangju Bank’s deposits as of the dates indicated:

	As of December 31,									As of June 30,
	2010			2011			2012			2013(1)
	(in billions of Won)
Deposits in local currency:
Demand deposits	￦	1,366		￦	1,517		￦	1,629		￦	1,755
Time deposits		8,559			9,987			10,769			11,192
Mutual installment deposits		1			1			0			0
Certificates of deposit		1,497			765			606			515
Money trust		N/A	(2)		N/A	(2)		N/A	(2)		10
Deposits in foreign currencies		29			21			46			64
Present value discount		(25)			(15)			(10)			(8)

Total	￦	11,427		￦	12,276		￦	13,040		￦	13,528

(1)	Pursuant to K-IFRS 1110, Consolidated Financial Statements, which is effective for periods beginning on January 1, 2013, Kwangju Bank’s unaudited interim consolidated financial statements appearing elsewhere in this Information Statement include trust accounts for which Kwangju Bank guarantees only the repayment of principal, which were not previously subject to consolidation. The consolidated balance sheet data as of December 31, 2010, 2011 and 2012 have not been restated to reflect this change. For further information, see Note 2-(1)-1 of the notes to Kwangju Bank’s unaudited interim consolidated financial statements included elsewhere in this Information Statement.
(2)	N/A means not applicable.

The following table presents the remaining maturities of Kwangju Bank’s time deposits and negotiable certificates of deposit which had a fixed maturity as of June 30, 2013.

	Within 3 months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 5 years		More than 5 years		Total
	(in billions of Won)
Time deposits	￦	4,129	￦	2,177	￦	1,620	￦	1,062	￦	2,181	￦	23	￦	11,192
Certificates of deposit		125		138		180		64		9		—		515

Total	￦	4,254	￦	2,315	￦	1,800	￦	1,126	￦	2,190	￦	23	￦	11,707

Debt

The following table shows the balances of Kwangju Bank’s debt as of the dates indicated.

	As of and for the years ended December 31,						As of June 30,
	2010		2011		2012		2013
	(in billions of Won)
Borrowings:
Borrowings in Won	￦	1,172	￦	1,310	￦	1,288	￦	1,255
Borrowings in foreign currencies		1,050		1,096		796		861
Bonds sold under repurchase agreements		669		529		481		382
Call money		95		6		21		—
Bills sold		20		50		13		51
Debentures:
Subordinated bonds		683		843		890		790
Other		17		8		6		6

Total	￦	3,705	￦	3,841	￦	3,496	￦	3,345

The following table presents the maturity schedule of Kwangju Bank’s debt as of June 30, 2013.

	Within 3 months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 5 years		More than 5 years		Total
	(in billions of Won)
Borrowings:
Borrowings in Won	￦	409	￦	39	￦	39	￦	35	￦	542	￦	191	￦	1,255
Borrowings in foreign currencies		299		176		2		84		300		—		861
Bonds sold under repurchase agreements		84		118		101		9		70		—		382
Bills sold		15		26		10		—		—		—		51
Debentures:
Subordinated bonds		—		—		60		83		497		150		790
Other		6		—		—		—		—		87		6

Total	￦	813	￦	359	￦	212	￦	211	￦	1,409	￦	341	￦	3,345

Risk Management

As a financial services provider, Kwangju Bank is exposed to various risks related to its lending and trading businesses, its funding activities and its operating environment. Kwangju Bank’s goal in risk management is to maintain capital adequacy and financial stability through the comprehensive appraisal and management of significant risks that arise in management activities by striking an optimal balance between risk and return. Kwangju Bank strives to ensure that it identifies, measures, monitors, controls and reports the various risks that arise, and that its organization adheres strictly to the policies and procedures which it has established to address these risks.

Kwangju Bank delegates risk management authority to its Risk Management Committee. The Risk Management Committee measures and monitors the various risks faced by Kwangju Bank and reports to Kwangju Bank’s board of directors regarding decisions that it makes on risk management issues. The Risk Management Committee sets Kwangju Bank’s risk management strategy, maintains its adequacy of capital and manages its risk tolerance limits. The Risk Management Committee is supported by the Risk Management Council, which is responsible for the implementation of risk management policies and guidelines of the Risk Management Committee, including by reviewing and reporting on agenda items to be discussed at meetings of the Risk Management Committee, reviewing reports from the Risk Management Department and performing any other duties delegated by the Risk Management Committee. At the operational level, Kwangju Bank’s Risk Management Department works closely with its business divisions to implement risk management strategies, policies and procedures in accordance with the risk management strategies determined by the Risk Management Committee.

The primary components of Kwangju Bank’s risk management platform are credit risk, market risk, liquidity risk and operational risk, and Kwangju Bank strives to manage these and other risks within acceptable limits.

Credit risk is the risk of expected and unexpected losses in the event of borrower or counterparty defaults. Credit risk management aims to improve asset quality and generate stable profits while reducing risk through diversified and balanced loan portfolios. Kwangju Bank determines the creditworthiness of each type of borrower or counterparty through reviews conducted by its credit experts and through its credit rating systems, and Kwangju Bank sets a credit limit for each borrower or counterparty. Kwangju Bank’s key credit risk management processes include establishing credit policy, credit evaluation and approval, industry assessment, collateral evaluation and monitoring, credit risk assessment, early warning and credit review and post-credit extension monitoring.

Market risk is the risk that the fair value of financial instruments or future cash flows is affected by the volatility of market rates and prices such as interest rates, stock prices and foreign exchange rates. The major risks to which Kwangju Bank is exposed are interest rate risk on debt instruments and interest-bearing securities, equity risk and foreign exchange risk. The financial instruments that expose Kwangju Bank to these risks are securities and financial derivatives. Kwangju Bank is not exposed to significant commodity risk, the other recognised form of market risk, as it does not engage in transactions with respect to commodities. To ensure adequate market risk management, Kwangju Bank has assigned the responsibilities for its market risk management control to its Risk Management Department, which establishes and implements market risk management policies, procedures and systems, monitors and reviews the market risk management procedures and activities of Kwangju Bank’s business operations, and independently reports to Kwangju Bank’s management on the related issues.

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds resulting from, for example, maturity mismatches, obtaining funds at a high price or disposing of assets at an unfavorable price due to lack of available funds. Kwangju Bank manages its liquidity in order to meet its financial liabilities from withdrawals of deposits, redemption of matured debentures and repayments at maturity of borrowed funds. Kwangju Bank also requires sufficient liquidity to fund loans, extend other credits and invest in securities. Kwangju Bank’s liquidity management goal is to meet all its liability repayments on time and fund all investment opportunities even under adverse conditions. To date, Kwangju Bank has not experienced significant liquidity risk events.

Operational risk is broadly defined by Kwangju Bank to include the risk caused by inadequate internal processes or external factors such as labor or systematic problems. Each of Kwangju Bank’s relevant business units has primary responsibility for identifying operational risk related to it. In addition, the Risk Management Department is responsible for establishing and implementing Kwangju Bank’s enterprise-wide operational risk strategies, policies and processes. It is also responsible for establishment, operation and improvement of operational risk management systems and management of Kwangju Bank’s loss data. Tolerable limits for operational risk are set at least once a year subject to approval from the Risk Management Committee. Operational risk is measured and is reported to Kwangju Bank’s management, the Risk Management Council and the Risk Management Committee on a regular basis.

For additional discussion and detailed numerical data on Kwangju Bank’s risk management activities and risk profile, see Note 4 of the notes to Kwangju Bank’s consolidated interim financial statements for the six months ended June 30, 2012 and 2013, Note 4 of the notes to Kwangju Bank’s consolidated financial statements for the years ended December 31, 2011 and 2012 and Note 4 of the notes to Kwangju Bank’s consolidated financial statements for the years ended December 31, 2010 and 2011.

MANAGEMENT

Board of Directors

The board of directors of KJB Financial Group will have ultimate responsibility for managing its affairs. Upon the establishment of KJB Financial Group, the board is initially expected to comprise one standing director and five outside directors. Standing directors are directors who are full-time executive officers of KJB Financial Group, while outside directors are directors who are not full-time executive officers.

The articles of incorporation of KJB Financial Group will provide that the board can have no more than 15 directors. Standing directors must comprise less than 50% of the total number of directors and there must be at least three outside directors. Each standing director may be elected for a term of office not exceeding three years, as determined at the general meeting of shareholders, and may be re-elected. Each outside director may be elected for a term of office not exceeding two years, and may be re-elected for successive one-year terms, provided that the outside director may not serve in such office for more than five consecutive years. In addition, with respect to both standing and outside directors, such term of office is extended until or reduced to, as the case may be, the close of the annual general meeting of shareholders convened in respect of the last fiscal year of the director’s term of office. These terms are subject to the Korean Commercial Code, the Financial Holding Company Act and related regulations. Each director may be re-elected, subject to these laws and regulations.

The names and positions of the persons who will be initial directors of KJB Financial Group are set forth below.

Position	Name	Date of Birth	Career Background
Representative Director and Standing Director	Ki-Jin Song	February 19, 1952	Chief Executive Officer of Kwangju Bank (current) Executive President of Woori Bank

Outside Director and Audit Committee Member	Boo-Ho Roh	May 16, 1947	Professor, Sogang University

Outside Director and Audit Committee Member	Yang-Ig Cho	November 21, 1965	Employed by the KDIC (current)

Outside Director and Audit Committee Member	Dae-Song Kim	August 8, 1948	Representative Director, Daishin Securities Management Advisor, Daishin Securities

Outside Director and Audit Committee Member	Tae-Gi Kim	March 18, 1956	Dean, College of Business, Chonnam University (current) Professor, Chonnam University

Outside Director and Audit Committee Member	Jong-An Mun	June 15, 1945	Acting Superintendent of Education, Western School District, Kwangju

The above list of directors may be amended by resolution of the board of directors of Woori Finance Holdings prior to the date of notice or public announcement of the convening of the extraordinary general meeting of its shareholders to approve the Spin-off. The maximum aggregate amount of the compensation to be paid by KJB Financial Group to its directors for the first fiscal year after its establishment will be Won 1.5 billion.

If any director wishes to enter into a transaction with KJB Financial Group in his or her personal capacity, he or she must obtain the prior approval of its board of directors. The director having an interest in the transaction may not vote at the meeting during which the board approves the transaction.

Executive Officers

In addition to the standing director, who will also be an executive officer, KJB Financial Group will have other executive officers, whose identities are expected to be determined prior to the Spin-off Date.

Committees of the Board of Directors

In accordance with the articles of incorporation of KJB Financial Group and applicable Korean law (including the Financial Holding Company Act), KJB Financial Group will form an audit committee comprising at least three directors, two-thirds or more of whom must be outside directors. Each of the outside directors of KJB Financial Group is expected to also serve as initial members of the audit committee upon its establishment. In addition, the articles of incorporation of KJB Financial Holdings will provide that the following committees may also be formed and serve under its board of directors:

•	Management Committee;

•	Business Development and Compensation Committee;

•	Risk Management Committee; and

•	Outside Directors Recommendation Committee.

DESCRIPTION OF CAPITAL STOCK

Set forth below is information relating to the capital stock of KJB Financial Group, including brief summaries of some of the provisions of its articles of incorporation (which will become effective as of the date of its registration of incorporation), the Korean Commercial Code, the Financial Investment Services and Capital Markets Act, and other related laws of Korea. These summaries do not purport to be complete and are subject to the articles of incorporation of KJB Financial Group and the applicable provisions of such laws.

Following the establishment of KJB Financial Group, its authorized share capital will be 500,000,000 shares. The articles of incorporation of KJB Financial Group will authorize it to issue:

•	shares of common stock, par value Won 5,000 per share; and

•	“class shares,” par value Won 5,000 per share.

Upon the establishment of KJB Financial Group, 51,316,057 shares of its common stock will be issued and outstanding. Pursuant to its articles of incorporation, KJB Financial Group will be authorized to issue various types of “class shares,” which include shares of non-voting preferred stock, convertible stock, redeemable stock and hybrid securities comprising one or more elements of the foregoing types of shares. There will be no class shares issued or outstanding immediately following the incorporation of KJB Financial Group. KJB Financial Group may issue unissued shares without further shareholder approval, but these issuances will be subject to a board resolution as provided in the articles of incorporation. See “—Pre-emptive Rights and Issuances of Additional Shares” and “—Dividends and Other Distributions—Distribution of Free Shares.”

The articles of incorporation of KJB Financial Group will allow its shareholders, by special resolution, to grant to its directors, officers and employees stock options exercisable for up to 10% of the total number of its issued and outstanding shares. The board of directors may also grant to persons other than the directors of KJB Financial Group stock options exercisable for up to 1% of its issued and outstanding shares. However, any grant by the board of directors will have to be approved by the shareholders at their next general meeting convened immediately after the grant date. The total number of shares issuable upon exercise of stock options granted to each director, officer or employee of KJB Financial Group may not exceed 1% of the total number of its issued and outstanding shares. Immediately following the establishment of KJB Financial Group, its officers, directors and employees will not hold any options to purchase shares of common stock.

KJB Financial Group will issue share certificates in denominations of one, five, ten, 50, 100, 500, 1,000 and 10,000 shares.

Organization and Register

KJB Financial Group will be a financial holding company established under the Financial Holding Company Act. We expect that KJB Financial Group will be incorporated under the laws of Korea after the Approval Date subject to regulatory approval. KJB Financial Group will be registered with the commercial registry office of Kwangju District Court. KJB Financial Group will maintain the register of its shareholders at its principal office in Kwangju, Korea. The initial transfer agent after incorporation of KJB Financial Group will be the Korea Securities Depository. Transfers of shares will be registered on the register of shareholders upon presentation of the share certificates.

Interests of Directors

The articles of incorporation of KJB Financial Group will provide that any director who has a material interest in the subject matter of a resolution to be taken by the board of directors cannot vote on such resolution. The articles of incorporation of KJB Financial Group will also provide that the remuneration and severance pay of its directors is to be determined by the resolution of the general meeting of shareholders.

The articles of incorporation of KJB Financial Group will not contain any special provisions with respect to the borrowing powers exercisable by directors, their retirement age or a requirement to hold any shares of its capital stock.

Dividends and Other Distributions

Dividends. KJB Financial Group will distribute dividends to shareholders in proportion to the number of shares of the relevant class of capital stock they own. Following its establishment, it is expected that KJB Financial Group will pay full annual dividends on newly issued shares for the year in which they are issued, subject to the requirements of the Korean Commercial Code and other applicable laws and regulations.

KJB Financial Group will declare its dividend annually at the annual general meeting of shareholders. KJB Financial Group will generally hold the annual general meeting of shareholders within three months after the end of each fiscal year. KJB Financial Group will pay the annual dividend to the shareholders of record as of the end of the preceding fiscal year within one month after such meeting. The annual dividend may be distributed in cash or shares. In addition, KJB Financial Group may declare, and distribute in cash or shares, quarterly dividends pursuant to a board resolution.

Under the Korean Commercial Code and its articles of incorporation, KJB Financial Group will not have an obligation to pay any annual or interim dividend unclaimed for five years from the payment date.

The Financial Holding Company Act and related regulations require that each time a Korean financial holding company pays an annual dividend, it must set aside in its legal reserve to stated capital an amount equal to at least one-tenth of its net income after tax until the amount set aside reaches at least the aggregate amount of its stated capital. Unless it sets aside this amount, a Korean financial holding company may not pay an annual dividend. Following its establishment, KJB Financial Group is expected to set aside the regulatory reserve for credit losses and reserves for severance pay in addition to this legal reserve.

For information regarding taxation of dividends, see “Item 10E. Taxation—United States Taxation—Dividends” and “—Korean Taxation—Taxation of Dividends” of the Woori Finance Holdings 20-F, which is incorporated herein by reference.

Distribution of Free Shares. Under the Korean Commercial Code, KJB Financial Group will be permitted to pay dividends in the form of shares out of retained or current earnings. KJB Financial Group will also be permitted to distribute to its shareholders, in the form of free shares, an amount transferred from the capital surplus or legal reserve. Such free shares must be distributed pro rata to all shareholders.

Pre-emptive Rights and Issuances of Additional Shares

KJB Financial Group may issue authorized but unissued shares as its board of directors may determine, unless otherwise provided in the Korean Commercial Code. It will, however, have to offer any new shares on uniform terms to all shareholders who have preemptive rights and are listed on its shareholders’ register as of the applicable record date. Those shareholders will be entitled to subscribe for any newly issued shares in proportion to their existing shareholdings. The articles of incorporation of KJB Financial Group will provide, however, that it may issue new shares pursuant to a board resolution to persons other than existing shareholders if those shares are:

•	publicly offered pursuant to Article 165-6 of the Financial Investment Services and Capital Markets Act and other relevant laws (provided that the number of shares so offered may not exceed 50% of KJB Financial Group’s total number of issued and outstanding shares);

•	issued to the members of the employee stock ownership association of KJB Financial Group pursuant to relevant provisions of the Financial Investment Services and Capital Markets Act and other relevant laws;

•	issued to directors, officers or employees as a result of the exercise of stock options KJB Financial Group grants to them pursuant to the Korean Commercial Code and other relevant laws;

•	issued to a depositary for the purpose of issuing depositary receipts pursuant to relevant provisions of Financial Investment Services and Capital Markets Act and other relevant laws (provided that the number of shares so issued may not exceed 50% of KJB Financial Group’s total number of issued and outstanding shares);

•	issued to specified foreign or domestic financial institutions or institutional investors for managerial requirements (provided that the number of shares so issued may not exceed 50% of KJB Financial Group’s total number of issued and outstanding shares); or

•	issued (1) for the purpose of (x) introducing advanced financial technology and knowhow, (y) improving the financial structure or financial condition of KJB Financial Group or its subsidiaries, or (z) strategic business cooperation or other managerial needs, or (2) to a third party which is in a close business relationship or has contributed to the management of KJB Financial Group (provided in all cases that the number of shares so issued may not exceed 50% of its total number of issued and outstanding shares).

KJB Financial Group must give public notice of pre-emptive rights for new shares and their transferability not less than two weeks before the record date (excluding the period during which the shareholders’ register is closed). KJB Financial Group will notify the shareholders who are entitled to subscribe for newly issued shares of the deadline for subscription at least two weeks prior to the deadline. If a shareholder fails to subscribe on or before the deadline, its pre-emptive rights will lapse. KJB Financial Group must cancel the issuance of shares in respect of which preemptive rights have not been exercised, subject to certain exceptions.

Under the Financial Investment Services and Capital Markets Act, each member of the employee stock ownership association of KJB Financial Group, whether or not they are shareholders, will have a preemptive right, subject to certain exceptions, to subscribe for up to 20% of any shares it publicly offers. This right will be exercisable only so long as the total number of shares so acquired and held by the member does not exceed 20% of the total number of shares then outstanding.

In addition, the articles of incorporation of KJB Financial Group will permit it to issue convertible bonds or bonds with warrants, each up to an aggregate principal amount of Won 500 billion, to persons other than existing shareholders. Under the Korean Commercial Code, KJB Financial Group will be permitted to distribute convertible bonds or bonds with warrants to persons other than existing shareholders only when it deems that this distribution is necessary for managerial purposes, such as obtaining new financial technology or improving its financial condition. In the event that KJB Financial Group issues new shares, the foregoing provision would be applicable notwithstanding any provision in its articles of incorporation allowing issuance of new shares to persons other than existing shareholders.

Voting Rights

Each outstanding share of the common stock of KJB Financial Group will be entitled to one vote. However, voting rights may not be exercised for shares that KJB Financial Group holds or shares that a corporate shareholder holds, if KJB Financial Group directly or indirectly owns more than one-tenth of the outstanding capital stock of such shareholder. The articles of incorporation of KJB Financial Group will not prohibit cumulative voting. Accordingly, the Korean Commercial Code will permit holders of an aggregate of 3% or more of the outstanding shares of KJB Financial Group with voting rights to request cumulative voting when electing two or more directors.

The Korean Commercial Code and the articles of incorporation of KJB Financial Group will provide that an ordinary resolution may be adopted if the holders of at least a majority of those shares of common stock present or represented at a meeting approve the resolution and the majority also represents at least one-fourth of the total number of its issued and outstanding shares of common stock. Holders of non-voting shares (other than enfranchised non-voting shares) will not be entitled to vote on any resolution or to receive notice of any general meeting of shareholders, unless the meeting agenda includes considering a resolution on which they will be entitled to vote. If the annual general meeting of shareholders resolves not to pay to holders of any class shares the annual dividend determined by the board of directors when KJB Financial Group issued those shares, those holders will be entitled to exercise voting rights from the general meeting following the meeting adopting that resolution until the end of a meeting where a resolution is passed declaring payment of a dividend on such class shares. Holders of the enfranchised class shares will have the same rights as holders of common stock to request, receive notice of, attend and vote at a general meeting of shareholders.

The Korean Commercial Code provides that the holders of at least two-thirds of those shares present or represented at a meeting must approve the adoption of a special resolution, and the special majority must represent at least one-third of the total issued and outstanding shares with voting rights of the company. Special resolutions will be required to:

•	amend the articles of incorporation;

•	change the authorized share capital of KJB Financial Group;

•	remove a director;

•	dissolve, merge or consolidate KJB Financial Group;

•	transfer the whole or a significant part of the business of KJB Financial Group;

•	acquire all of the business of another company;

•	acquire a part of the business of another company that has a material effect on the business of KJB Financial Group; and

•	issue new shares at a price lower than their par value.

In addition, the holders of each outstanding class of the class shares of KJB Financial Group must adopt a separate resolution in connection with an amendment to its articles of incorporation, any merger or consolidation or in certain other cases where their rights or interests are adversely affected. With respect to each class, holders of at least two-thirds of the class shares present or represented at a meeting must approve the adoption of that resolution, and those holders must hold class shares representing at least one-third of the total issued and outstanding class shares of the same class of KJB Financial Group.

A shareholder may exercise its voting rights by proxy given to another person. The proxy must present the power of attorney before the start of the meeting.

Liquidation Rights

If KJB Financial Group is liquidated, the assets remaining after the payment of all its debts, liquidation expenses and taxes will be distributed to shareholders in proportion to the number of shares they hold. Holders of class shares will have no preferences in liquidation.

General Meetings of Shareholders

There will be two types of general meetings of shareholders: annual general meetings and extraordinary general meetings. KJB Financial Group will be required to convene its annual general meeting within three months after the end of each fiscal year. Subject to a board resolution or court approval, an extraordinary general meeting of shareholders may be held:

•	when KJB Financial Group deems one necessary;

•	at the request of the holders of an aggregate of 3% or more of its outstanding shares;

•	at the request of the holders of an aggregate of 1.5% or more of its outstanding shares with voting rights who have held those shares for at least six months; or

•	at the request of any member of its audit committee.

Holders of non-voting shares will be entitled to request a general meeting only if their non-voting shares have become enfranchised. Meeting agendas will be determined by the board of directors of KJB Financial Group or proposed by holders of an aggregate of 3% or more of its outstanding shares with voting rights or by holders of an aggregate of 1% (0.5% for listed companies with not less than Won 100 billion of equity capital as of the end of immediately preceding fiscal year) or more of those shares who have held those shares for at least six months by way of a written proposal to the board of directors at least six weeks before the meeting. KJB Financial Group must give shareholders written notices or e-mail notices stating the date, place and agenda of the meeting at least two weeks before the date of the meeting. However, KJB Financial Group may give notice to holders of 1% or less of the total number of issued and outstanding shares that are entitled to vote by placing at least two public notices at least two weeks in advance of the meeting in Kwangju Ilbo, a newspaper of general circulation in Kwangju, Korea and Maeil Kyungjae, a newspaper of general circulation in Seoul, Korea, or by notification on the electronic disclosure system operated by the Financial Supervisory Service or the Korea Exchange. Shareholders who are not recorded on the shareholders’ register as of the record date will not be entitled to receive notice of the general meeting of shareholders or to attend or vote at the meeting. Unless their non-voting shares have been enfranchised, holders of non-voting shares will not be entitled to receive notice of or vote at general meetings of shareholders. Holders of enfranchised non-voting shares who are recorded on the shareholders’ register as of the record date will be entitled to receive notice of the general meeting of shareholders and to attend and vote at the meeting.

KJB Financial Group will generally hold its general meeting of shareholders at its head office, which is its registered head office. If necessary, it may hold the meeting anywhere in the vicinity of its head office or in Seoul.

Rights of Dissenting Shareholders

Pursuant to the Financial Investment Services and Capital Markets Act and the Law on the Improvement of the Structure of the Financial Industry, in certain limited circumstances dissenting holders of shares of the common stock and class shares of KJB Financial Group will have the right to require it to purchase their shares. These circumstances include:

•	if KJB Financial Group transfers all or any significant part of its business;

•	if KJB Financial Group acquires a part of the business of any other company and the acquisition has a material effect on the business of KJB Financial Group; or

•	if KJB Financial Group merges or consolidates with another company.

To exercise this right, shareholders must submit to KJB Financial Group a written notice of their intention to dissent prior to the general meeting of shareholders called to approve the transaction in question. Within 20 days (or ten days, in the case of a merger or consolidation under the Law on Improvement of the Structure of the Financial Industry) after the date on which shareholders pass the relevant resolution at the general meeting, the dissenting shareholders must request in writing that KJB Financial Group purchase their shares. KJB Financial Group must purchase those shares within one month after the end of the request period (within two months after the receipt of the request in the case of a merger or consolidation under the Law on Improvement of the Structure of Financial Industry) at a negotiated price. If KJB Financial Group cannot agree with the shareholder on a purchase price through negotiations, the price will be the arithmetic mean of the weighted average of the daily stock prices on the KRX KOSPI Market for:

•	the two-month period prior to the date the relevant board of directors’ resolution was adopted;

•	the one-month period prior to the date the relevant board of directors’ resolution was adopted; and

•	the one-week period prior to the date the relevant board of directors’ resolution was adopted.

Pursuant to the Financial Investment Services and Capital Markets Act, if KJB Financial Group or the dissenting shareholders do not accept the purchase price, either party may bring a claim in court.

In the case of a merger or consolidation pursuant to the Law on the Improvement of the Structure of Financial Industry where the Korean government or the KDIC provides financial support, procedures different from those in the case of a merger or consolidation pursuant to the Financial Investment Services and Capital Markets Act will apply. For example, if the relevant parties cannot agree on a purchase price, the price will be determined by an accounting expert. However, a court may adjust this price if KJB Financial Group or holders of at least 30% of the shares it must purchase do not accept the purchase price determined by the accounting expert and request an adjustment no later than 30 days from the date of the determination of the purchase price.

Required Disclosure of Ownership

Under Korean law, shareholders who beneficially hold more than a certain percentage of common stock of KJB Financial Group, or who are related to or are acting in concert with other holders of certain percentages of its common stock or its other equity securities, must report their holdings to various governmental authorities. For a description of the required disclosure of ownership, see “Item 9C. Markets—Reporting Requirements for Holders of Substantial Interests” and “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Restriction on Ownership of a Financial Holding Company” of the Woori Finance Holdings 20-F, which is incorporated herein by reference.

Other Provisions

Record Date. The record date for annual dividends will be December 31. For the purpose of determining the holders of shares entitled to annual dividends, KJB Financial Group may close the register of its shareholders for the period from January 1 until January 15. Further, the Korean Commercial Code and the articles of incorporation of KJB Financial Group will permit it, upon at least two weeks’ public notice, to set a record date and/or close the register of shareholders for not more than three months for the purpose of determining the shareholders entitled to certain rights pertaining to the shares. The trading of shares and the related delivery of share certificates may continue while the register of shareholders is closed.

Annual and Interim Reports. At least one week before the annual general meeting of shareholders, KJB Financial Group must make its annual report and audited financial statements available for inspection at its head office and at all of its branch offices. KJB Financial Group must make copies of its annual reports, its audited financial statements and any resolutions adopted at the general meeting of shareholders available to its shareholders.

Under the Financial Investment Services and Capital Markets Act, KJB Financial Group must file with the Financial Services Commission and the KRX KOSPI Market:

•	an annual report within 90 days after the end of each fiscal year;

•	a half-year report within 45 days after the end of the first six months of each fiscal year; and

•	quarterly reports within 45 days after the end of the first three months and nine months of each fiscal year.

Copies of these reports will be available for public inspection at the Financial Services Commission and the KRX KOSPI Market.

Transfer of Shares. Under the Korean Commercial Code, share transfers are effected by the delivery of share certificates. The Financial Investment Services and Capital Markets Act provides, however, that in case of a company listed on the KRX KOSPI Market (such as KJB Financial Group following the expected listing of its shares on the KRX KOSPI Market), share transfers can be effected using a book-entry system. The transferee must have its name and address registered on the register of shareholders of KJB Financial Group in order to assert its shareholder’s rights. For this purpose, shareholders must file their name, address and seal with KJB Financial Group. Non-resident shareholders must inform KJB Financial Group of the name of their proxy in Korea to which it can send notices. Under current Korean regulations, the following entities may act as agents and provide related services for foreign shareholders:

•	the Korea Securities Depository;

•	internationally recognized foreign custodians;

•	financial investment companies with a dealing license (including domestic branches of foreign financial investment companies with such license);

•	financial investment companies with a brokerage license (including domestic branches of foreign financial investment companies with such license);

•	foreign exchange banks (including domestic branches of foreign banks); and

•	financial investment companies with a collective investment license (including domestic branches of foreign financial investment companies with such license).

Foreign shareholders may appoint a standing proxy from the foregoing and generally may not allow any person other than the standing proxy to exercise rights to the acquired shares or perform any tasks related thereto on their behalf.

Foreign exchange controls and securities regulations will apply to the transfer of shares by non-residents or non-Koreans. See “Item 9C. Markets” of the Woori Finance Holdings 20-F, which is incorporated herein by reference.

Except as provided in the Financial Holding Company Act, the maximum aggregate shareholdings of a single shareholder or a person in a “special relationship” with any shareholder will be 15% of the total number of issued and outstanding voting shares of KJB Financial Group. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Restriction on Ownership of a Financial Holding Company” of the Woori Finance Holdings 20-F, which is incorporated herein by reference.

Acquisition by KJB Financial Group of Its Shares. Under the Korean Commercial Code, KJB Financial Group may acquire shares of its own capital stock under its name and for its own account upon a resolution of the general meeting of shareholders by either (i) purchasing such shares on the applicable stock exchange with respect to marketable securities traded on such stock exchange or (ii) purchasing shares, other than any redeemable shares as defined in Article 345, Paragraph (1) of the Korean Commercial Code, from each shareholder in proportion to their existing shareholding ratio through the methods set forth in the Presidential Decree under Article 345, Paragraph (1) of the Korean Commercial Code, provided that the total purchase price may not exceed the amount of KJB Financial Group’s profit that may be distributed as dividends for the immediately preceding fiscal year.

In addition, pursuant to the Financial Investment Services and Capital Markets Act and after submission of certain reports to the Financial Services Commission, KJB Financial Group may purchase its own capital stock on the KRX KOSPI Market or through a tender offer. KJB Financial Group may also acquire interests in its capital stock through agreements with trust companies, securities investment companies or investment trust management companies. The aggregate purchase price of its capital stock may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year.

In general, subsidiaries, 50% or more of the shares of which are owned by KJB Financial Group will not be permitted to acquire the capital stock of KJB Financial Group.

INFORMATION ABOUT KNB FINANCIAL GROUP

SELECTED FINANCIAL AND OTHER DATA

Consolidated Financial Data

The selected financial data as of and for the years ended December 31, 2010, 2011 and 2012 set forth below have been derived from Kyongnam Bank’s audited consolidated financial statements appearing elsewhere in this Information Statement. The selected financial data as of June 30, 2013 and for the six months ended June 30, 2012 and 2013 set forth below have been derived from Kyongnam Bank’s unaudited interim consolidated financial statements appearing elsewhere in this Information Statement.

	For the year ended December 31,						For the six months ended June 30,
	2010(1)		2011(1)		2012(1)		2012		2013
	(in billions of Won, except per share data)
Consolidated Statement of Comprehensive Income Data
Interest income	￦	1,168	￦	1,295	￦	1,391	￦	692	￦	678
Interest expense		(542)		(612)		(703)		(348)		(336)

Net interest income		627		683		688		344		342

Fees and commissions income		77		81		87		43		46
Fees and commissions expense		(32)		(34)		(39)		(19)		(21)

Net fees income		45		47		47		24		26

Dividend income		13		11		11		7		7
Gain on financial assets at fair value through profit or loss		24		44		98		53		41
Gain (loss) on available-for-sale financial assets		31		(1)		(7)		3		2
Gain on held-to-maturity financial assets		—		0		0		—		—
Impairment loss on credit loss		(119)		(110)		105		97		43
Other net operating expenses		(380)		(411)		(495)		(193)		(250)

Operating Income		241		263		236		140		126
Other non-operating income		N/A (1)		5		4		2		4
Other non-operating loss		N/A (1)		(13)		(15)		(8)		(4)

Net income before income tax expense		241		255		225		134		125
Income tax expense		(58)		(59)		(46)		(29)		27

Net income (adjusted net income after provision of reserve for bad debts was Won 80 billion and Won 158 billion for the years ended December 31, 2011 and 2012, respectively, and adjusted net income after provision of planned reserves was Won 95 billion and Won 81 billion for the six months ended June 30, 2012 and 2013, respectively)	￦	183	￦	196	￦	178	￦	105	￦	98

Net income attributable to:
Owners	￦	183	￦	196	￦	178	￦	—	￦	—
Non-controlling interests		—		—		—		—		—
Other comprehensive income (loss), net of tax		5		5		7		1		0

Total comprehensive income	￦	188	￦	201	￦	186	￦	106	￦	98

Total comprehensive income attributable to:
Owners	￦	188	￦	201	￦	186	￦	—	￦	—
Non-controlling interests		—		—		—		—		—
Net income per share:
Basic and diluted earnings per share	￦	3,160	￦	3,235	￦	2,938	￦	1,737	￦	1,610

(1)	Pursuant to an amendment to K-IFRS No. 1001, Presentation of Financial Statements, which became effective in 2012, certain operating income and expense items for the year ended December 31, 2012 have been reclassified from interest expense, depreciation expense or net other operating income (expense) to net other non-operating income (expense). Corresponding amounts for the year ended December 31, 2011 (but not for the year ended December 31, 2010) appearing below have been restated to reflect such reclassification. For additional information, see Note 2-(2)-1) of the notes to Kyongnam Bank’s consolidated financial statements for the years ended December 31, 2011 and 2012 appearing elsewhere in this Information Statement.

	As of December 31,						As of June 30, 2013(1)
	2010		2011		2012
	(in billions of Won)
Consolidated Statement of Financial Position Data
Assets:
Cash and cash equivalents	￦	349	￦	290	￦	462	￦	375
Financial assets at fair value through profit or loss		287		249		553		252
Available-for-sale financial assets		1,940		1,848		2,028		2,282
Held-to-maturity financial assets		1,830		2,150		2,069		1,921
Loans and receivables		17,196		20,590		23,442		25,794
Investment properties		16		16		13		13
Premises and equipment		163		169		174		187
Intangible assets, net		11		12		12		12
Other assets		12		19		126		123
Deferred tax assets		—		12		23		30

Total assets	￦	21,804	￦	25,353	￦	28,902	￦	30,988

Liabilities:
Financial liabilities at fair value through profit or loss	￦	150	￦	129	￦	101	￦	40
Deposits due to customers		14,835		18,144		20,720		22,917
Borrowings		2,690		2,892		3,346		2,930
Debentures		1,503		1,385		1,345		1,245
Retirement benefit obligations		15		7		8		4
Provisions		145		198		243		274
Current income tax liabilities		37		32		28		21
Other financial liabilities		737		730		1,104		1,379
Other liabilities		28		39		38		39
Deferred tax liabilities		8		—		—		—
Derivative liabilities		0		0		—		—

Total liabilities	￦	20,148	￦	23,556	￦	26,934	￦	28,850

Equity:
Capital stock	￦	290	￦	290	￦	290	￦	290
Hybrid securities		116		116		116		216
Capital surplus		95		95		95		95
Other capital components		34		39		46		40
Retained earnings (including regulatory reserve for credit loss of Won 155 billion and Won 175 billion as of December 31, 2011 and 2012, respectively, planned regulatory reserve for credit loss of Won 20 billion as of December 31, 2012, and planned reversal of regulatory reserve for credit loss of Won 3 billion as of June 30, 2013)		1,120		1,257		1,420		1,497
Non-controlling interest		—		—		—		—

Total equity		1,656		1,798		1,968		2,139

Total liabilities and equity	￦	21,804	￦	25,353	￦	28,902	￦	30,988

(1)	Pursuant to K-IFRS 1110, Consolidated Financial Statements, which became effective in 2013, Kyongnam Bank’s interim consolidated financial statements appearing elsewhere in this Information Statement include trust accounts for which Kyongnam Bank guarantees only the repayment of principal, as well as certain other entities, which were not previously subject to consolidation. The consolidated statement of financial position data as of December 31, 2010, 2011 and 2012 appearing above have not been restated to reflect this change. For further information regarding this and other changes to Kyongnam Bank’s accounting policies, see Note 2(1)-1 of the notes to Kyongnam Bank’s interim consolidated financial statements appearing elsewhere in this Information Statement.

Selected Operating Data

The selected ratios set forth below are calculated based on the consolidated financial statements of Kyongnam Bank and in accordance with applicable reporting guidelines of the Financial Supervisory Service.

					As of or for the six months ended June 30, 2013
	As of or for the years ended December 31,
	2010		2011	2012
Net income as a percentage of:
Average total assets(1)	0.66%		0.34%	0.59%	0.65%
Average equity(1)	9.70		4.88	9.13	10.08
Ratio of non-performing credits to total credits(2)	1.44		1.16	0.94	0.97
Ratio of provision for credit losses to total credits(2)	1.57		1.62	1.70	1.61
Net interest spread(3)	2.75		2.73	2.41	2.22
Net interest margin(4)	2.94		2.93	2.61	2.40
Ratio of capital(5)	14.09	(8)	13.28	13.34	12.58
Ratio of basic capital (“Tier I capital adequacy ratio”)(6)	9.73	(8)	9.17	8.70	8.96
Ratio of supplementary capital (“Tier II capital adequacy ratio”)(7)	4.36	(8)	4.11	4.64	3.62

(1)	Derived by dividing net income (annualized for interim periods) by the daily average balance of total assets or total equity, as applicable, in each case calculated in accordance with applicable reporting guidelines of the Financial Supervisory Service.
(2)	Includes loans, guarantees and other credits in both the banking and trust accounts, calculated in accordance with applicable applicable reporting guidelines of the Financial Supervisory Service. Non-performing credits comprise credits that are classified as substandard or below based on the asset classification criteria of the Financial Services Commission.
(3)	Represents the difference between the average annual rate of interest earned on Won-denominated interest earning assets and the average annual rate of interest paid on Won-denominated interest bearing liabilities, calculated in accordance with applicable reporting guidelines of the Financial Supervisory Service.
(4)	Derived by dividing net interest income (annualized for interim periods) by average interest earning assets, calculated in accordance with applicable reporting guidelines of the Financial Supervisory Service.
(5)	Calculated as the ratio of the sum of Tier I and Tier II capital to risk-weighted assets, based on applicable reporting guidelines of the Financial Supervisory Service.
(6)	Calculated as the ratio of Tier I capital to risk-weighted assets, based on applicable reporting guidelines of the Financial Supervisory Service.
(7)	Calculated as the ratio of Tier II capital to risk-weighted assets, based on applicable reporting guidelines of the Financial Supervisory Service.
(8)	Based on prior generally accepted accounting principles in Korea.

Selected Financial Information

Average Balances and Related Interest

The following tables show Kyongnam Bank’s average balances and interest rates (annualized for interim periods) for the past three years and for the six months ended June 30, 2012 and 2013:

	Year ended December 31,															For the six months ended June 30,
	2010					2011					2012					2012					2013
	Average Balance(1)		Interest Income(2)		Average Yield	Average Balance(1)		Interest Income(2)		Average Yield	Average Balance(1)		Interest Income(2)		Average Yield	Average Balance(1)		Interest Income(2)		Average Yield	Average Balance(1)		Interest Income(2)		Average Yield
	(in billions of Won, except percentages)
Assets
Interest—earning assets
Due from banks	￦	603	￦	8	1.33%	￦	765	￦	13	1.70%	￦	694	￦	6	0.86%	￦	723	￦	4	1.24%	￦	620	￦	0	—
Loans(3)
Commercial and industrial		10,205		645	6.32		11,348		730	6.43		12,743		776	6.09		12,320		386	6.32		14,104		380	5.44%
Trade financing		590		21	3.56		671		20	2.98		866		25	2.89		785		12	2.93		1,049		13	2.48
Lease financing(4)		—		—	—		—		—	—		—		—	—		—		—	—		—		—	—
Other commercial		1,048		52	4.96		1,105		57	5.16		1,301		59	4.53		1,190		28	4.71		1,361		29	4.34
General purpose household(5)		2,921		180	6.16		3,255		190	5.84		4,057		217	5.35		3,895		107	5.52		4,683		110	4.74
Mortgage		997		48	4.81		1,279		64	5.00		1,474		73	4.95		1,473		37	5.09		1,428		31	4.41
Credit cards(2)		301		61	20.27		253		56	22.13		246		56	22.76		246		28	23.17		261		28	21.46

Total loans		16,062		1,007	6.27		17,911		1,117	6.24		20,687		1,206	5.83		19,909		598	6.05		22,886		591	5.21
Securities
Trading(6)		98		4	4.08		102		3	2.94		311		10	3.22		323		6	3.41		493		7	2.84
Investment(7)		3,461		141	4.07		3,685		152	4.12		3,887		158	4.06		3,867		80	4.16		3,939		75	3.83

Total securities		3,559		145	4.07		3,787		155	4.09		4,198		168	1.00		4,190		86	4.11		4,432		82	3.72
Other		1,084		8	0.74		817		10	1.22		773		11	1.42		731		5	1.23		770		5	1.17

Total average interest—earning assets		21,308		1,168	5.48		23,280		1,295	5.56		26,352		1,391	5.28		25,553		693	5.46		28,708		678	4.76

Total average non—interest—earning assets		1,331		—			1,270		—	—		700		—	—		678		—	—		655		—	—

Total average assets	￦	22,639	￦	1,168	5.16%	￦	24,550	￦	1,295	5.27%	￦	27,052	￦	1,391	5.14%	￦	26,231	￦	693	5.32%	￦	29,363	￦	678	4.66%

	Year ended December 31,															For the six months ended June 30,
	2010					2011					2012					2012					2013
	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost
	(in billions of Won, except percentages)
Liabilities
Interest—bearing liabilities
Deposits due to customers:
Demand deposits	￦	1,332	￦	5	0.38%	￦	1,515	￦	6	0.40%	￦	1,687	￦	6	0.36%	￦	1,610	￦	3	0.37%	￦	1,945	￦	4	0.41%
Time and savings deposits		12,354		351	2.84		14,567		444	3.05		17,225		540	3.13		16,607		265	3.22		19,191		260	2.74
Certificates of deposit		650		26	4.00		174		7	4.02		160		6	3.75		134		3	3.73		227		3	3.08
Other deposits		275		2	0.73		229		1	0.44		223		1	0.45		263		2	1.14		259		1	0.77

Total deposits		14,611		384	2.63		16,485		458	2.78		19,295		553	2.87		18,614		273	2.94		21,622		268	2.51
Borrowings		2,481		63	2.54		2,776		68	2.45		3,027		69	2.23		3,015		36	2.39		2,992		30	2.04
Debentures		1,676		91	5.43		1,513		82	5.42		1,352		75	5.55		1,347		37	5.57		1,293		35	5.49
Other		1,037		3	0.29		818		4	0.49		848		6	0.71		795		3	0.88		834		2	0.48

Total average interest—bearing liabilities		19,805		541	2.73		21,592		612	2.83		24,522		703	2.87		23,771		349	2.95		26,741		335	2.54
Total average non—interest—bearing liabilities		1,351		—	—		1,347		—	—		369		—	—		387		—	—		360		—	—

Total average liabilities		21,156		541	2.56		22,939		612	2.67		24,891		703	2.82		24,158		349	2.91		27,101		335	2.50

Total average equity		1,483		—	—		1,611		—	—		2,161		—	—		2,073		—	—		2,262		—	—
Total average liabilities and equity	￦	22,639	￦	541	2.39%	￦	24,550	￦	612	2.49%	￦	27,052	￦	703	2.60%	￦	26,231	￦	349	2.68%	￦	29,363	￦	335	2.31%

(1)	Average balances are based on daily balances.
(2)	Interest income from credit cards is derived from interest on credit card loans and credit card installment purchases, merchant fees and commission on cash advances and credit card installment purchases.
(3)	Not including other receivables, and prior to deducting provision for credit losses and present value discount or reflecting deferred origination costs.
(4)	Includes automobile lease financing to consumer borrowers.
(5)	Includes home equity loans.
(6)	Represents financial assets at fair value through profit or loss.
(7)	Includes available-for-sale financial assets and held-to-maturity financial assets.

Analysis of Changes in Net Interest Income—Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income based on changes in volume and changes in rate for 2011 compared to 2010, 2012 compared to 2011 and the first six months of 2013 compared to the corresponding period in 2012. Information is provided with respect to: (1) effects attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	2011 vs. 2010 increase/(decrease) due to changes in						2012 vs. 2011 increase/(decrease) due to changes in						First half 2013 vs. first half 2012 increase/(decrease) due to changes in
	Volume		Rate		Total		Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest—earning assets
Due from banks	￦	2	￦	3	￦	5	￦	(1)	￦	(6)	￦	(7)	￦	(1)	￦	(3)	￦	(4)
Loans(1)
Commercial and industrial		72		13		85		90		(44)		46		56		(62)		(6)
Trade financing		3		(4)		(1)		6		(1)		5		4		(3)		1
Lease financing(2)		—		—		—		—		—		—		—		—		—
Other commercial		3		2		5		10		(8)		2		4		(3)		1
General purpose household(3)		21		(11)		10		47		(20)		27		22		(19)		3
Mortgage		14		2		16		10		(1)		9		(1)		(5)		(6)
Credit cards		(10)		5		(5)		(2)		2		0		2		(2)		0
Securities
Trading(4)		0		(1)		(1)		6		1		7		3		(2)		1
Investment(5)		9		2		11		8		(2)		6		1		(6)		(5)
Other		(2)		4		2		(1)		2		1		1		(1)		0

Total interest income	￦	112	￦	15	￦	127	￦	173	￦	(77)	￦	96	￦	91	￦	(106)	￦	(15)

Interest—bearing liabilities
Deposits due to customers
Demand deposits	￦	1	￦	0	￦	1	￦	1	￦	(1)	￦	0	￦	1	￦	0	￦	1
Time and savings deposits		63		30		93		81		15		96		40		(45)		(5)
Certificates of deposit		(19)		0		(19)		(1)		0		(1)		2		(2)		0
Other deposits		0		(1)		(1)		0		0		0		0		(1)		(1)
Borrowings		7		(2)		5		6		(5)		1		0		(6)		(6)
Debentures		(9)		0		(9)		(9)		2		(7)		(1)		(1)		(2)
Other		(1)		2		1		0		2		2		0		(1)		(1)

Total interest expense	￦	42	￦	29	￦	71	￦	78	￦	13	￦	91	￦	42	￦	(56)	￦	(14)

Net interest income	￦	70	￦	(14)	￦	56	￦	95	￦	(90)	￦	5	￦	49	￦	(50)	￦	(1)

(1)	Not including other receivables, and prior to deducting provisions for credit losses and present value discount or reflecting deferred origination costs.
(2)	Includes automobile lease financing to consumer borrowers.
(3)	Includes home equity loans.
(4)	Represents financial assets at fair value through profit or loss.
(5)	Includes available-for-sale financial assets and held-to-maturity financial assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

KNB Financial Group will be newly established in connection with the Spin-off and will have no prior operating history. Following the Spin-off, KNB Financial Group will own 100% of the outstanding common stock of Kyongnam Bank, and its principal business will be the ownership and operation of Kyongnam Bank, as its financial holding company. Accordingly, the following discussion is based on Kyongnam Bank’s consolidated financial statements as of and for the years ended December 31, 2010, 2011 and 2012. A discussion based on Kyongnam Bank’s interim consolidated financial statements as of September 30, 2013 and for the nine months ended September 30, 2012 and 2013 will be added prior to completion of this Information Statement upon the finalization and availability of such financial statements. This discussion should be read in conjunction with Kyongnam Bank’s audited consolidated annual financial statements and related notes and unaudited interim consolidated financial statements and related notes included elsewhere in this Information Statement. Unless otherwise specified, the information provided below is stated on a consolidated basis.

Kyongnam Bank prepares its financial statements in accordance with K-IFRS, which differs in certain significant respects from U.S. GAAP. Kyongnam Bank has made no attempt to identify or quantify the impact of differences between K-IFRS and U.S. GAAP. See Note 42 of the notes to Kyongnam Bank’s consolidated financial statements for the years ended December 31, 2010 and 2011 included elsewhere in this Information Statement for a description of the effects of the conversion from previous generally accepted accounting principles in Korea to K-IFRS.

For a description of certain recent changes to K-IFRS, see Note 2-(1) of the notes to Kyongnam Bank’s interim consolidated financial statements included elsewhere in this Information Statement.

Overview

Trends in the Korean Economy

Kyongnam Bank’s financial position and results of operations have been and will continue to be significantly affected by financial and economic conditions in Korea. Substantial growth in lending in Korea to SMEs in recent years, and financial difficulties experienced by such enterprises as a result of, among other things, adverse economic conditions in Korea and globally, have generally led to increasing delinquencies and a deterioration in overall asset quality in the credit exposures of Korean banks to SMEs. In light of the difficult financial condition and liquidity position of SMEs in Korea since the second half of 2008, the Korean government introduced measures intended to encourage Korean banks to provide financial support to SME borrowers. See “Risk Factors—Risks Relating to the New Holdcos—Risks relating to the Banks’ corporate loan portfolios—Each Bank has significant exposure to SMEs, and any financial difficulties experienced by these customers may result in a deterioration of such Bank’s asset quality and have an adverse impact on such Bank.”

In recent years, commercial banks, consumer finance companies and other financial institutions in Korea have also made significant investments and engaged in aggressive marketing in retail lending (including mortgage and home equity loans), leading to substantially increased competition in this segment. The rapid growth in retail lending, together with adverse economic conditions in Korea in recent years, have generally led to increasing delinquencies and a deterioration in asset quality. See “Risk Factors—Risks Relating to the New Holdcos—Risks relating to the Banks’ consumer credit portfolios and credit card portfolios.”

The Korean economy is closely tied to, and is affected by developments in, the global economy. While the rate of deterioration of the global economy since the commencement of the global financial crisis in 2008 has slowed, with some signs of stabilization and improvement, the overall prospects for the Korean and global economy in the remainder of 2013 and beyond remain uncertain. Starting in the second half of 2011, the global financial markets have experienced significant volatility as a result of, among other things, the financial difficulties affecting many governments worldwide, in particular in Cyprus, Greece, Spain, Italy and Portugal, as well as concerns in recent months regarding the timing and potential economic impact of a future scale-down by the U.S. Federal Reserve Board of its “quantitative easing” stimulus program. In addition, measures adopted by the international community to sanction Iran for its nuclear weapons program, as well as recent political and social instability in various countries in the Middle East and Northern Africa, including in Syria, Egypt, Libya and Yemen, have resulted in volatility and uncertainty in the global energy markets. Any of these or other developments could potentially trigger another financial and economic crisis. Furthermore, in recent months, the Chinese economy has begun to show signs of a potential slowdown, including decreased gross domestic product growth rates and falling real estate price levels in certain urban areas. In response, the Chinese government has implemented stimulus measures, including a decrease in the benchmark interest rate for deposits and loans, but the overall impact of such stimulus measures remains uncertain. In light of the high level of interdependence of the global economy, any of the foregoing developments could have a material adverse effect on the Korean economy and financial markets, and in turn on Kyongnam Bank’s business, financial condition and results of operations.

As a result of volatile conditions and weakness in the Korean and global economies, as well as factors such as the uncertainty surrounding the global financial markets, fluctuations in oil and commodity prices, interest and exchange rate fluctuations, higher unemployment, lower consumer confidence, increases in inflation rates, potential tightening of fiscal and monetary policies and continued tensions with North Korea, the economic outlook for the financial services sector in Korea in the remainder of 2013 and for the foreseeable future remains uncertain.

Changes in Securities Values, Exchange Rates and Interest Rates

Fluctuations of exchange rates, interest rates and stock prices affect, among other things, the demand for Kyongnam Bank’s products and services, the value of and rate of return on Kyongnam Bank’s assets, the availability and cost of funding and the financial condition of Kyongnam Bank’s customers. The following table shows, for the dates indicated, the stock price index of all equities listed on the KRX KOSPI Market as published in the KOSPI, the Won to U.S. dollar exchange rates and benchmark Won borrowing interest rates.

	Dec. 31, 2008		June 30, 2009		Dec. 31, 2009		June 30, 2010		Dec. 31, 2010		June 30, 2011		Dec. 31, 2011		June 30, 2012		Dec. 31, 2012(4)		30th June, 2013(5)
KOSPI		1,124.47		1,390.07		1,682.77		1,698.29		2,051.0		2,100.69		1,825.12		1,854.01		1,997.05		1,863.32
￦/US$ exchange rates (1)	￦	1,262.00	￦	1,273.5	￦	1,163.7	￦	1,273.5	￦	1,163.7	￦	1,066.3	￦	1,158.5	￦	1,141.17	￦	1,063.24	￦	1,141.45
Corporate bond rates (2)		8.1%		5.6%		5.7%		5.0%		4.3%		4.5%		4.2%		3.9%		3.4%		3.5%
Treasury bond rates (3)		3.4%		4.2%		4.4%		3.9%		3.4%		3.8%		3.3%		3.3%		2.8%		2.9%

(1)	Represents the noon buying rate on the dates indicated.
(2)	Measured by the yield on three-year Korean corporate bonds rated as A+ by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Strategy and Finance of Korea.
(4)	As of December 28, 2012, the last day of trading for the KRX KOSPI Market in 2012.
(5)	As of June 28, 2013, the last day of trading for the KRX KOSPI Market in June 2013.

Critical Accounting Policies

Kyongnam Bank’s consolidated financial statements as of and for the years ended December 31, 2010, 2011 and 2012, and as of June 30, 2013 and for the six months ended June 30, 2012 and 2013, included in this Information Statement have been prepared in accordance with K-IFRS. The preparation of these financial statements requires Kyongnam Bank to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses as well as the disclosure of contingent assets and liabilities. See Note 2 of the notes to Kyongnam Bank’s interim consolidated financial statements included elsewhere in this Information Statement for a summary of Kyongnam Bank’s significant accounting policies that are critical to the portrayal of its financial condition since they require its management to make difficult, complex or subjective judgments, some of which may relate to inherently uncertain matters, and because of the possibility that future events affecting these estimates may differ significantly from management’s current judgment.

Results of Operations

Net Interest Income

The following table shows, for the periods indicated, the principal components of Kyongnam Bank’s interest income and interest expense:

	Year ended December 31,						Percentage Change
	2010		2011		2012		2011/2010	2012/2011
	(in billions of Won)						(%)
Interest income
Due from banks	￦	8	￦	13	￦	6	62.5%	(53.8)%
Loans		1,008		1,117		1,206	10.8	8.0
Financial assets at fair value through profit or loss		4		3		10	(25.0)	233.3
Investment financial assets(1)		141		152		158	7.8	3.9
Other assets		8		10		11	25.0	10.0

Total interest income		1,168		1,295		1,391	10.9	7.4

Interest expense
Deposits		384		458		553	19.3	20.7
Borrowings		63		68		69	7.9	1.5
Debentures		91		82		75	(9.9)	(8.5)
Others		3		5		6	66.7	20.0

Total interest expense		542		612		703	12.9	14.9

Net interest income	￦	627	￦	683	￦	688	8.9	0.7

(1)	Includes available-for-sale financial assets and held-to-maturity financial assets.

Comparison of 2012 to 2011

Interest income. Interest income increased 7.4% from Won 1,295 billion in 2011 to Won 1,391 billion in 2012 primarily as a result of an 8.0% increase in interest on loans. The average balance of Kyongnam Bank’s interest-earning assets increased 13.2% from Won 23,280 billion in 2011 to Won 26,352 billion in 2012, principally due to the growth in Kyongnam Bank’s loan portfolio. The effect of this increase was partially offset by a 28 basis point decrease in average yields on Kyongnam Bank’s interest-earning assets from 5.56% in 2011 to 5.28% in 2012, which mainly reflected a decrease in the general level of interest rates in Korea in 2012.

The 8.0% increase in interest on loans from Won 1,117 billion in 2011 to Won 1,206 billion in 2012 was primarily due to:

•	a 12.3% increase in the average volume of commercial and industrial loans from Won 11,348 billion in 2011 to Won 12,743 billion in 2012, which was partially offset by a 34 basis point decrease in average yields on such loans from 6.43% in 2011 to 6.09% in 2012;

•	a 24.6% increase in the average volume of general purpose household loans (including home equity loans) from Won 3,255 billion in 2011 to Won 4,057 billion in 2012, which was partially offset by a 49 basis point decrease in average yields on such loans from 5.84% in 2011 to 5.35% in 2012; and

•	a 15.2% increase in the average volume of mortgage loans from Won 1,279 billion in 2011 to Won 1,474 billion in 2012, which was partially offset by a 5 basis point decrease in average yields on such loans from 5.00% in 2011 to 4.95% in 2012.

Overall, the average volume of Kyongnam Bank’s loans increased 15.5% from Won 17,911 billion in 2011 to Won 20,687 billion in 2012, while the average yields on its loans decreased by 41 basis points, from 6.24% in 2011 to 5.83% in 2012.

Kyongnam Bank’s financial asset portfolio consists primarily of investment financial assets, of which debt securities issued by Korean corporations accounted for a majority, as well as financial assets at fair value through profit or loss.

Interest on financial assets at fair value through profit or loss increased 233.3% from Won 3 billion in 2011 to Won 10 billion in 2012, mainly as a result of a 204.9% increase in the average balance of such assets from Won 102 billion in 2011 to Won 311 billion in 2012, which was enhanced by a 28 basis point increase in average yields on such assets from 2.94% in 2011 to 3.22% in 2012.

Interest on investment financial assets increased 3.9% from Won 152 billion in 2011 to Won 158 billion in 2012, mainly as a result of a 5.5% increase in the average balance of such assets from Won 3,685 billion in 2011 to Won 3,887 billion in 2012, which was partially offset by a 6 basis point decrease in average yields on such assets from 4.12% in 2011 to 4.06% in 2012.

Interest expense. Interest expense increased 14.9% from Won 612 billion in 2011 to Won 703 billion in 2012, primarily due to a 20.7% increase in interest expense on deposits. Such increase was offset in part by an 8.5% decrease in interest expense on debentures. The average balance of interest-bearing liabilities increased 13.6% from Won 21,592 billion in 2011 to Won 24,522 billion in 2012, principally due to an increase in the average balance of deposits. The effect of this increase was enhanced by an increase of 4 basis points in the average cost of interest-bearing liabilities from 2.83% in 2011 to 2.87% in 2012, which was driven mainly by an increase in the average cost of time and savings deposits.

The 20.7% increase in interest expense on deposits from Won 458 billion in 2011 to Won 553 billion in 2012 was primarily due to a 21.6% increase in interest expense on time and savings deposits from Won 444 billion in 2011 to Won 540 billion in 2012. Such increase was primarily attributable to an 18.2% increase in the volume of such deposits from Won 14,567 billion in 2011 to Won 17,225 billion in 2012, which was enhanced by an 8 basis point increase in the average cost of such deposits from 3.05% in 2011 to 3.13% in 2012.

Overall, the average volume of Kyongnam Bank’s deposits increased by 17.0% from Won 16,485 billion in 2011 to Won 19,295 billion in 2012, while the average cost of Kyongnam Bank’s deposits increased by 9 basis points from 2.78% in 2011 to 2.87% in 2012.

The 8.5% decrease in interest expense on debentures from Won 82 billion in 2011 to Won 75 billion in 2012 mainly resulted from a 10.6% decrease in the average balance of debentures from Won 1,513 billion in 2011 to Won 1,352 billion in 2012. The effect of such decrease was partially offset by a 13 basis point increase in the average cost of debentures from 5.42% in 2011 to 5.55% in 2012.

Net interest margin. Net interest margin represents the ratio of net interest income to average interest-earning assets. Kyongnam Bank’s overall net interest margin decreased from 2.93% in 2011 to 2.61% in 2012, as its net interest income remained relatively stable at Won 688 billion in 2012 compared to Won 683 billion in 2011, while the average balance of its interest-earning assets increased 13.2% from Won 23,280 billion in 2011 to Won 26,352 billion in 2012. The growth in the average balance of Kyongnam Bank’s interest-earning assets was matched by a 13.6% increase in the average balance of its interest-bearing liabilities from Won 21,592 billion in 2011 to Won 24,522 billion in 2012, while the increase in interest income was offset by the increase in interest expense, resulting in a stable net interest income. However, Kyongnam Bank’s net interest spread, which represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities, decreased from 2.73% in 2011 to 2.41% in 2012, leading to the decrease in the net interest margin.

Comparison of 2011 to 2010

Interest income. Interest income increased 10.9% from Won 1,168 billion in 2010 to Won 1,295 billion in 2011 primarily as a result of a 10.8% increase in interest on loans. The average balance of Kyongnam Bank’s interest-earning assets increased 9.3% from Won 21,308 billion in 2010 to Won 23,280 billion in 2011, principally due to the growth in Kyongnam Bank’s loan portfolio. The effect of this increase was enhanced by an 8 basis point increase in average yields on Kyongnam Bank’s interest-earning assets from 5.48% in 2010 to 5.56% in 2011, which mainly reflected an increase in the general level of interest rates in Korea in 2011.

The 10.8% increase in the interest on loans from Won 1,008 billion in 2010 to Won 1,117 billion in 2011 was primarily due to:

•	an 11.2% increase in the average volume of commercial and industrial loans from Won 10,205 billion in 2010 to Won 11,348 billion in 2011, which was enhanced by a 11 basis point increase in average yields on such loans from 6.32% in 2010 to 6.43% in 2011;

•	a 28.3% increase in the average volume of mortgage loans from Won 997 billion in 2010 to Won 1,279 billion in 2011, which was enhanced by a 19 basis point increase in average yields on such loans from 4.81% in 2010 to 5.00% in 2011; and

•	an 11.4% increase in the average volume of general purpose household loans (including home equity loans) from Won 2,921 billion in 2010 to Won 3,255 billion in 2011, which was partially offset by a 32 basis point decrease in average yields on such loans from 6.16% in 2010 to 5.84% in 2011.

Overall, the average volume of Kyongnam Bank’s loans increased by 11.5% from Won 16,062 billion in 2010 to Won 17,911 billion in 2011, and the average yields on its loans decreased by 3 basis points, from 6.27% in 2010 to 6.24% in 2011.

Interest on investment financial assets increased 7.8% from Won 141 billion in 2010 to Won 152 billion in 2011, mainly as a result of a 6.5% increase in the average balance of such assets from Won 3,461 billion in 2010 to Won 3,685 billion in 2011, which was enhanced by a 5 basis point increase in average yields on such assets from 4.07% in 2010 to 4.12% in 2011.

Interest expense. Interest expenses increased 12.9% from Won 542 billion in 2010 to Won 612 billion in 2011, primarily due to a 19.3% increase in interest expense on deposits. Such increase was partially offset by a 9.9% decrease in interest expense on debentures. The average balance of interest-bearing liabilities increased 9.0% from Won 19,805 billion in 2010 to Won 21,592 billion in 2011, principally due to an increase in the average balance of deposits. The effect of this increase was enhanced by an increase of 10 basis points in the average cost of interest-bearing liabilities from 2.73% in 2010 to 2.83% in 2011, which mainly reflected an increase in the general level of interest rates in Korea in 2011.

The 19.3% increase in interest expense on deposits from Won 384 billion in 2010 to Won 458 billion in 2011 was primarily due to a 26.5% increase in interest expense on time and savings deposits from Won 351 billion in 2010 to Won 444 billion in 2011, which was partially offset by a 73.1% decrease in interest expense on certificates of deposit from Won 26 billion in 2010 to Won 7 billion in 2011.

The increase in interest expense on time and savings deposits resulted mainly from a 17.9% increase in the average balance of such deposits from Won 12,354 billion in 2010 to Won 14,567 billion in 2011, which was enhanced by a 21 basis point increase in the average cost of such deposits from 2.84% in 2010 to 3.05% in 2011. The decrease in interest expense on certificates of deposit resulted mainly from a 73.2% decrease in the average balance of such deposits from Won 650 billion in 2010 to Won 174 billion in 2011, while the average cost of such deposits remained relatively stable at 4.02% in 2011 compared to 4.00% in 2010.

Overall, the average volume of Kyongnam Bank’s deposits increased by 12.8% from Won 14,611 billion in 2010 to Won 16,485 billion in 2011, while the average cost of Kyongnam Bank’s deposits increased by 15 basis points from 2.63% in 2010 to 2.78% in 2011.

The 9.9% decrease in interest expense on debentures from Won 91 billion in 2010 to Won 82 billion in 2011 resulted mainly from a 9.7% decrease in the average balance of debentures from Won 1,676 billion in 2010 to Won 1,513 billion in 2011. The average cost of debentures remained relatively stable at 5.42% in 2011 compared to 5.43% in 2010.

Net interest margin. Kyongnam Bank’s overall net interest margin remained relatively stable at 2.93% in 2011 compared to 2.94% in 2010, as a 8.9% increase in its net interest income from Won 627 billion in 2010 to Won 683 billion in 2011 was matched by a 9.3% increase in the average balance of Kyongnam Bank’s interest-earning assets from Won 21,308 billion in 2010 to Won 23,280 billion in 2011. The growth in the average balance of Kyongnam Bank’s interest-earning assets outpaced a 9.0% increase in its interest-bearing liabilities from Won 19,805 billion in 2010 to Won 21,592 billion in 2011, while the increase in interest income more than offset the increase in interest expense, resulting in an increase in net interest income. Kyongnam Bank’s net interest spread also remained relatively stable at 2.75% in 2010 compared to 2.73% in 2011.

Impairment Losses on Credit Loss

Impairment losses on credit loss include bad debt expenses for loans and other receivables and provisions for guarantees and unused commitments, in each case net of reversals of provisions. Under K-IFRS, if Kyongnam Bank’s provision for credit loss is deemed insufficient for regulatory purposes, Kyongnam Bank compensates for the difference by recording a regulatory reserve for credit loss and segregating such reserve within retained earnings.

Comparison of 2012 to 2011

Impairment losses on credit loss decreased by 4.5% from Won 110 billion in 2011 to Won 105 billion in 2012, primarily due to a change in net provisions for guarantees from net provisions of Won 5 billion in 2011 to a net reversal of provisions of Won 4 billion in 2012.

Bad debt expenses increased 4.9% from Won 103 billion in 2011 to Won 108 billion in 2012, mainly as a result of an increase in the outstanding balance of Kyongnam Bank’s loan portfolio.

Loan charge-offs, net of recoveries, decreased 48.5% from Won 99 billion in 2011 to Won 51 billion in 2012, primarily due to lower charge-offs of loans to SME borrowers.

Comparison of 2011 to 2010

Impairment losses on credit loss decreased by 7.6% from Won 119 billion in 2011 to Won 110 billion in 2012, primarily due to a decrease in bad debt expenses.

Bad debt expenses decreased 15.6% from Won 122 billion in 2010 to Won 103 billion in 2011, primarily due to higher bad debt expenses in 2010 resulting from increased loan loss provisioning by Kyongnam Bank in connection with the restructuring (in the form of workout, liquidation or court receivership) of a group of companies selected by various Korean financial institutions which included Kyongnam Bank, whereas there were no similar major restructuring events in 2011.

Loan charge-offs, net of recoveries, increased 209.4% from Won 32 billion in 2010 to Won 99 billion in 2011, primarily due to higher charge-offs of loans to SME borrowers.

Net Fees and Commissions Income

The following table sets forth the components of Kyongnam Bank’s net fees and commissions income for the periods indicated, as well as changes in these components over such periods in percentage terms.

	Year ended December 31,						Percentage Change
	2010		2011		2012		2011/2010	2012/2011
	(in billions of Won)						(%)
Fee and commission income	￦	77	￦	81	￦	87	5.2%	7.4%
Fee and commission expense		(32)		(34)		(39)	6.3	14.7

Net fee and commission income	￦	45	￦	47	￦	47	4.4	0.0

Comparison of 2012 to 2011

Net fees and commissions income remained constant at Won 47 billion in 2011 and 2012, as a 7.4% increase in fee and commission income from Won 81 billion in 2011 to Won 87 billion in 2012 was offset by a 14.7% increase in fee and commission expenses from Won 34 billion in 2011 to Won 39 billion in 2012. The 7.4% increase in fee and commission income was mainly the result of a 6.3% increase in commissions received in local currency from Won 64 billion in 2011 to Won 68 billion in 2012. The 14.7% increase in fee and commission expenses was principally due to an 8.3% increase in credit card commission expenses in local currency from Won 24 billion in 2011 to Won 26 billion in 2012, as well as a 25.0% increase in commission expenses in local currency from Won 8 billion in 2011 to Won 10 billion in 2012.

Comparison of 2011 to 2010

Net fees and commissions income increased by 4.4% from Won 45 billion in 2010 to Won 47 billion in 2011, due mainly to a 5.2% increase in fee and commission income from Won 77 billion in 2010 to Won 81 billion in 2011, which was partially offset by a 6.3% increase in fee and commission expenses from Won 32 billion in 2010 to Won 34 billion in 2011. The 5.2% increase in fee and commission income was mainly the result of a 6.7% increase in banking fees in local currency from Won 60 billion in 2010 to Won 64 billion in 2011. The 5.3% increase in fee and commission expenses was principally due to a 9.1% increase in credit card commission in local currency from Won 22 billion in 2010 to Won 24 billion in 2011.

Net Gain (Loss) on Financial Assets

The following table sets forth the primary components of Kyongnam Bank’s net gain on financial assets for the periods indicated, as well as changes in these components over such periods in percentage terms.

	Year ended December 31,						Percentage Change
	2010		2011		2012		2011/2010	2012/2011
	(in billions of Won)						(%)
Gain (loss) on financial instruments at fair value through profit or loss, net	￦	24	￦	44	￦	98	83.3%	122.7%
Gain (loss) on available-for-sale financial assets, net(1)		31		(1)		(7)	(103.2)	600.0
Gain (loss) on held-to-maturity financial assets, net		—		(0)		(0)	N.A.	N.A.

Total net gain (loss) on financial assets	￦	56	￦	43	￦	90	(23.2)	109.3

N.A. means not applicable.

(1)	Includes impairment losses for available-for-sale financial assets of Won 9 billion in 2010, Won 16 billion in 2011 and Won 15 billion in 2012.

Comparison of 2012 to 2011

Net gain on financial assets increased by 109.3% from Won 43 billion in 2011 to Won 90 billion in 2012. This increase was primarily attributable to a 122.7% increase in net gain on financial instruments at fair value through profit or loss from Won 44 billion in 2011 to Won 98 billion in 2012, which was partially offset by an increase in net loss on available-for-sale financial assets from Won 1 billion in 2011 to Won 7 billion in 2012.

The increase in net gain on financial instruments at fair value through profit or loss was principally the result of a 309.5% increase in net gain on transaction of derivatives from Won 21 billion in 2011 to Won 86 billion in 2011, which was partially offset by a 67.9% decrease in net gain on valuation of derivatives from Won 28 billion to Won 9 billion. The increase in net loss on available-for-sale financial assets was attributable primarily to a 53.3% decrease in net gain on transaction of securities in local currency from Won 15 billion in 2011 to Won 7 billion in 2012.

Comparison of 2011 to 2010

Net gain on financial assets decreased by 23.2% from Won 56 billion in 2010 to Won 43 billion in 2011. This decrease was primarily attributable to a net loss on available-for-sale financial assets of Won 1 billion in 2011 compared to a net gain of Won 31 billion in 2010, which was partially offset by an 83.3% increase in net gain on financial instruments at fair value through profit or loss from Won 24 billion in 2010 to Won 44 billion in 2011.

The change from a net gain to a net loss on available-for-sale financial assets was principally the result of a 51.6% decrease in gain on transaction of securities from Won 31 billion in 2010 to Won 15 billion in 2011, as well as a 77.8% increase in impairment loss on securities from Won 9 billion in 2010 to Won 16 billion in 2011. The increase in net gain on financial instruments at fair value through profit or loss was attributable primarily to a 100.0% increase in gain on derivatives from Won 24 billion in 2010 to Won 48 billion in 2011.

Other Net Operating Expenses

The following table sets forth the components of Kyongnam Bank’s net other operating expenses for the periods indicated, as well as changes in these components over such periods in percentage terms.

	Year ended December 31,						Percentage Change
	2010		2011		2012		2011/2010	2012/2011
	(in billions of Won)						(%)
Other operating income	￦	177	￦	90	￦	58	(49.2)%	(35.6)%
Other operating expenses		(557)		(500)		(553)	(10.2)	10.6

Total net other operating expenses	￦	(380)	￦	(411)	￦	(495)	8.2	20.4

(1)	Pursuant to an amendment to K-IFRS No. 1001, Presentation of Financial Statements, which became effective in 2012, certain operating income and expense items for the year ended December 31, 2012 have been reclassified from interest expense, depreciation expense or net other operating income (expense) to net other non-operating income (expense), a line item newly created pursuant to such amendment. Corresponding amounts for the year ended December 31, 2011 (but not for the year ended December 31, 2010) have been restated to reflect such reclassification.

Comparison of 2012 to 2011

Net other operating expenses increased by 20.4% from Won 411 billion in 2011 to Won 495 billion in 2012, as a 35.6% decrease in other operating income from Won 90 billion in 2011 to Won 58 billion in 2012 was enhanced by a 10.6% increase in other operating expenses from Won 500 billion in 2011 to Won 553 billion in 2012.

Other operating income principally includes gain on transaction of foreign exchange and gain on transactions of loans and receivables. The 35.6% decrease in other operating income was attributable mainly to a 67.8% decrease in gain on transaction of foreign exchange from Won 87 billion in 2011 to Won 28 billion in 2012. This decrease, which was principally due to lower exchange rate volatility in 2012, was partially offset by more than a nine-fold increase in gain on transactions of loans and receivables from Won 3 billion in 2011 to Won 29 billion in 2012. On a net basis (net of loss on transaction of foreign exchange, which is recorded as part of other operating expenses), net loss on transaction of foreign exchange increased by 164.9% from Won 37 billion in 2011 to Won 98 billion in 2012.

Other operating expenses principally include administrative expenses, loss on transaction of foreign exchange, other provisions, contributions to miscellaneous funds, deposit insurance premiums, and loss on transactions of loans and receivables. The 10.6% increase in other operating expenses was primarily the result of an 8.0% increase in administrative expenses from Won 274 billion in 2011 to Won 296 billion in 2012, which was attributable mainly to an increase in short-term employee benefits.

Comparison of 2011 to 2010

Net other operating expenses increased by 8.2% from Won 380 billion in 2010 to Won 411 billion in 2011, due to a 49.2% decrease in other operating income from Won 177 billion in 2010 to Won 90 billion in 2011, which was partially offset by a 10.2% decrease in other operating expenses from Won 557 billion in 2010 to Won 500 billion in 2011.

Excluding the effect of the restatement of 2011 amounts pursuant to an amendment in 2012 to K-IFRS No. 1001, Presentation of Financial Statements, the decrease in other operating income was attributable mainly to a 40.0% decrease in gain on transaction of foreign exchange from Won 145 billion in 2010 to Won 87 billion in 2011. On a net basis (net of loss on transaction of foreign exchange, which is recorded as part of other operating expenses), Kyongnam Bank’s net loss on transaction of foreign exchange increased by 428.6% from Won 7 billion in 2010 to Won 37 billion in 2011.

Excluding the effect of the restatement of 2011 amounts pursuant to an amendment in 2012 to K-IFRS No. 1001, Presentation of Financial Statements, the decrease in other operating expenses was primarily the result of a 17.9% decrease in loss on transaction of foreign exchange from Won 151 billion in 2010 to Won 124 billion in 2011. This decrease was more than offset by a corresponding decrease in gain on transaction of foreign exchange, which is recorded as part of other operating income as discussed above.

Income Tax Expense

Income tax expense is calculated by adding or subtracting changes in deferred income tax liabilities and assets to income tax amounts payable for the period. Kyongnam Bank recognizes deferred income tax assets only if it reasonably expects to realize the future tax benefits from accumulated temporary differences and tax loss carry-forwards. Deferred income tax assets or liabilities may be offset against income tax liabilities or assets in future periods.

Comparison of 2012 to 2011

Income tax expense decreased by 22.0% from Won 59 billion in 2011 to Won 46 billion in 2012, mainly as a result of a Won 22 billion decrease in current tax expense from Won 81 billion in 2011 to Won 59 billion in 2012, reflecting a decrease in Kyongnam Bank’s net income before income tax expense. The statutory tax rate was 24.2% for 2011 and 2012. Kyongnam Bank’s effective tax rate was 23.2% in 2011 and 20.6% in 2012. See Note 37 of the notes to Kyongnam Bank’s consolidated financial statements for the years ended December 31, 2011 and 2012 included elsewhere in this Information Statement.

Comparison of 2011 to 2010

Income tax expense increased by 1.7% from Won 58 billion in 2010 to Won 59 billion in 2011, mainly as a result of a Won 10 billion decrease in changes in net deferred income tax liabilities relating to temporary differences from Won 29 billion in 2010 to Won 19 billion in 2011. The statutory tax rate was 24.2% in 2010 and 2011. Kyongnam Bank’s effective tax rate was 24.0% in 2010 and 23.2% in 2011. See Note 36 of the notes to Kyongnam Bank’s consolidated financial statements for the years ended December 31, 2010 and 2011 included elsewhere in this Information Statement.

Net Income

Due to the factors described above, Kyongnam Bank’s net income was Won 178 billion in 2012 compared to Won 196 billion in 2011 and Won 183 billion in 2010.

Financial Condition

Assets

The following table sets forth the principal components of Kyongnam Bank’s assets as of the dates indicated, as well as changes in these components over such dates in percentage terms.

	As of December 31,						Percentage Change
	2010		2011		2012		2011/2010	2012/2011
	(in billions of Won)						(%)
Cash and cash equivalents	￦	349	￦	290	￦	462	(16.9)%	59.3%
Financial assets at fair value through profit or loss		287		249		553	(13.2)	122.1
Available-for-sale financial assets		1,940		1,848		2,028	(4.7)	9.7
Held-to-maturity financial assets		1,830		2,150		2,069	17.5	(3.8)
Loans and receivables:
Due from banks		527		1,019		866	93.4	(15.0)
Loans in local currency		14,305		17,320		20,003	21.1	15.5
Loans in foreign currencies		593		602		458	1.5	(23.9)
Domestic banker’s usance		126		187		245	48.4	31.0
Credit card accounts		256		222		233	(13.3)	5.0
Bills bought in foreign currencies		317		278		333	(12.3)	19.8
Bills bought in local currency		142		51		117	(64.1)	129.4
Factoring receivables		—		3		—	N.A.	N.A.
Advances for customers on guarantees		—		0		0	N.A.	0.0
Privately placed bonds		118		204		364	72.9	78.4
Call loans		302		132		90	(56.3)	(31.8)
Bonds purchased with resale agreements		103		7		3	(93.2)	(57.1)
Deferred loan origination fees and costs		1		14		19	1,300.0	35.7
Provision for credit loss		(205)		(160)		(211)	(22.0)	31.9
Other receivables (net of present value discount and provisions for credit loss)		612		708		920	15.7	29.9

Total loans and receivables, net		17,196		20,590		23,442	19.7	13.9
Premises and equipment		163		169		174	3.7	3.0
Other assets(1)		39		58		173	48.7	198.3

Total assets	￦	21,804	￦	25,353	￦	28,902	16.3%	14.0%

N.A. means not applicable.

(1)	Includes investment properties, intangible assets, other assets and deferred tax assets.

For further information on Kyongnam Bank’s assets, see “—Assets and Liabilities.”

Comparison as of December 31, 2012 to December 31, 2011

Kyongnam Bank’s assets increased 14.0% from Won 25,353 billion as of December 31, 2011 to Won 28,902 billion as of December 31, 2012, principally due to a 15.5% increase in loans in local currency from Won 17,320 billion as of December 31, 2011 to Won 20,003 billion as of December 31, 2012. The effect of this increase was partially offset by a 15.0% decrease in due from banks from Won 1,019 billion as of December 31, 2011 to Won 866 billion as of December 31, 2012 and a 23.9% decrease in loans in foreign currencies from Won 602 billion as of December 31, 2011 to Won 458 billion as of December 31, 2012.

Comparison as of December 31, 2011 to December 31, 2010

Kyongnam Bank’s assets increased 16.3% from Won 21,804 billion as of December 31, 2010 to Won 25,353 billion as of December 31, 2011, principally due to a 21.1% increase in loans in local currency from Won 14,305 billion as of December 31, 2010 to Won 17,320 billion as of December 31, 2011 and a 93.4% increase in due from banks from Won 527 billion as of December 31, 2010 to Won 1,019 billion as of December 31, 2011. These increases were partially offset by a 56.3% decrease in call loans from Won 302 billion as of December 31, 2010 to Won 132 billion as of December 31, 2011 and a 64.1% decrease in bills bought in local currency from Won 142 billion as of December 31, 2010 to Won 51 billion as of December 31, 2011.

Liabilities and Equity

The following table sets forth the principal components of Kyongnam Bank’s liabilities and equity as of the dates indicated, as well as changes in these components over such dates in percentage terms.

	As of December 31,						Percentage Change
	2010		2011		2012		2011/2010	2012/2011
	(in billions of Won)						(%)
Liabilities:
Financial liabilities at fair value through profit or loss	￦	150	￦	129	￦	101	(14.0)%	(21.7)%
Deposits due to customers		14,835		18,144		20,720	22.3	14.2
Borrowings		2,690		2,892		3,346	7.5	15.7
Debentures		1,503		1,385		1,345	(7.9)	(2.9)
Retirement benefit obligations		—		7		8	N.A.	14.3
Provisions		160		198		243	23.8	22.7
Other financial liabilities		737		730		1,104	(0.9)	51.2
Other liabilities(1)		73		71		66	(2.7)	(7.0)

Total liabilities		20,148		23,556		26,934	16.9	14.3

Equity:
Capital stock		290		290		290	0.0	0.0
Hybrid securities		116		116		116	0.0	0.0
Capital surplus		95		95		95	0.0	0.0
Other capital components		34		39		46	14.7	17.9
Retained earnings(2)		1,120		1,257		1,420	12.2	13.0

Total equity		1,656		1,798		1,968	8.6	9.5

Total liabilities and equity	￦	21,804	￦	25,353	￦	28,902	16.3%	14.0%

N.A. means not applicable.

(1)	Includes current tax liabilities, deferred tax liabilities and derivative liabilities.
(2)	Includes regulatory reserve for credit loss of Won 20 billion as of December 31, 2011 and Won 155 billion as of December 31, 2012.

For further information on Kyongnam Bank’s liabilities, see “—Assets and Liabilities.”

Comparison as of December 31, 2012 to December 31, 2011

Kyongnam Bank’s total liabilities increased 14.3% from Won 23,556 billion as of December 31, 2011 to Won 26,934 billion as of December 31, 2012, principally as a result of a 14.2% increase in deposits due to customers from Won 18,144 billion as of December 31, 2011 to Won 20,720 billion as of December 31, 2012 (which mainly reflected a 13.9% increase in time deposits in local currency from Won 16,345 billion as of December 31, 2011 to Won 18,611 billion as of December 31, 2012 and a 107.4% increase in deposits due by banks from Won 570 billion as of December 31, 2011 to Won 1,182 billion as of December 31, 2012), as well as a 15.7% increase in borrowings from Won 2,892 billion as of December 31, 2011 to Won 3,346 billion as of December 31, 2012.

Kyongnam Bank’s equity increased 9.5% from Won 1,798 billion as of December 31, 2011 to Won 1,968 billion as of December 31, 2012. This increase was principally due to a 13.0% increase in retained earnings from Won 1,257 billion as of December 31, 2011 to Won 1,420 billion as of December 31, 2012.

Comparison as of December 31, 2011 to December 31, 2010

Kyongnam Bank’s total liabilities increased 16.9% from Won 20,148 billion as of December 31, 2010 to Won 23,556 billion as of December 31, 2011, principally as a result of a 22.3% increase in deposits due to customers from Won 14,835 billion as of December 31, 2010 to Won 18,144 billion as of December 31, 2011 (which mainly reflected a 26.0% increase in deposits in local currency from Won 12,969 billion as of December 31, 2010 to Won 16,345 billion as of December 31, 2011), as well as a 7.5% increase in borrowings from Won 2,690 billion as of December 31, 2010 to Won 2,892 billion as of December 31, 2011. Such increases were partially offset by a 7.9% decrease in debentures from Won 1,503 billion as of December 31, 2010 to Won 1,385 billion as of December 31, 2011.

Kyongnam Bank’s equity increased 8.6% from Won 1,656 billion as of December 31, 2010 to Won 1,798 billion as of December 31, 2011. This increase was principally due to a 12.2% increase in retained earnings from Won 1,120 billion as of December 31, 2010 to Won 1,257 billion as of December 31, 2011.

Liquidity

Kyongnam Bank’s primary source of funding has historically been and continues to be customer deposits, particularly lower-cost retail deposits. Deposits amounted to Won 14,835 billion as of December 31, 2010, Won 18,144 billion as of December 31, 2011 and Won 20,720 billion as of December 31, 2012, which represented approximately 78.0%, 80.9% and 81.5% of Kyongnam Bank’s total funding, respectively. Kyongnam Bank has been able to use customer deposits to finance its operations generally, including meeting a portion of its liquidity requirements. Although the majority of deposits are short-term, it has been Kyongnam Bank’s experience that the majority of its depositors generally roll over their deposits at maturity, thus providing it with a stable source of funding.

Kyongnam Bank also obtains funding through borrowings and issuances of debentures to meet its liquidity needs. Borrowings represented 14.1%, 12.9% and 13.2% of Kyongnam Bank’s total funding as of December 31, 2010, 2011 and 2012, respectively. Debentures in local and foreign currencies represented 7.9%, 6.2% and 5.3% of Kyongnam Bank’s total funding as of December 31, 2010, 2011 and 2012, respectively. For further information on Kyongnam Bank’s sources of funding, see “— Assets and Liabilities — Funding.”

Kyongnam Bank’s liquidity risks arise from withdrawals of deposits and maturities of its borrowings and debentures, as well as its need to fund its lending, trading and investment activities and to manage its trading positions. Kyongnam Bank’s goal in managing its liquidity is to be able, even under adverse conditions, to meet all of its liability repayments on time and to fund all investment opportunities. See “— Assets and Liabilities — Risk Management.”

The Financial Services Commission requires each Korean bank to maintain specific Won and foreign currency liquidity ratios. These ratios require Kyongnam Bank to keep its ratio of liquid assets to liquid liabilities above certain minimum levels.

Kyongnam Bank paid dividends to Woori Finance Holdings of Won 51 billion, Won 8 billion and Won 24 billion in 2010, 2011 and 2012, respectively.

Credit-related Commitments and Other Off-Balance Sheet Arrangements

Kyongnam Bank has various credit-related commitments that are not reflected on its balance sheet, which primarily consist of guarantees and loan commitments. Guarantees include confirmed and unconfirmed guarantees and commercial paper purchase commitments and loan commitments include those for loans and other commitments. Contingent liabilities for which guaranteed amounts are not finalised appear as off-balance sheet items in the notes to Kyongnam Bank’s consolidated financial statements included elsewhere in this Information Statement. Such contingent liabilities include, among others, those relating to litigation.

The following table sets forth Kyongnam Bank’s credit-related commitments as of the dates indicated.

	As of December 31,
	2010		2011		2012
	(in billions of Won)
Confirmed guarantees	￦	435	￦	324	￦	350
Guarantee for loans		21		41		51
Acceptances		15		23		27
Guarantee in acceptances of imported goods		5		10		10
Others		395		250		261
Unconfirmed guarantees		170		266		354
Local letters of credit		49		39		53
Letters of credit		121		226		301
Commercial paper purchase commitments and others		—		86		18
Loan commitments		3,848		4,685		5,255
Loans		3,129		4,557		5,116
Others		720		128		140

Kyongnam Bank analyzes its off-balance sheet legally binding credit-related commitments for possible losses associated with such commitments, and establishes provisions for possible losses in a manner similar to provisions that Kyongnam Bank would establish with respect to a loan granted under the terms of the applicable commitment. These provisions include provisions for possible losses on guarantees and provisions for unused commitments, which are reflected as part of “provisions” in the Bank’s consolidated statement of financial position. As of December 31, 2012, Kyongnam Bank had established provisions of Won 16 billion with respect to its credit-related commitments.

Capital Adequacy

Kyongnam Bank is subject to the capital adequacy requirements of the Financial Services Commission. Under the applicable Financial Services Commission guidelines, all banks in Korea are required to maintain a minimum ratio of total capital (regulatory Tier I and Tier II capital, less any capital deductions) to risk-weighted assets, as determined by a specified formula, of 8.0% and a minimum ratio of core capital (regulatory Tier I capital) to risk-weighted assets of 4.0%.

Regulatory capital is divided into two tiers:

Tier I capital	The sum of paid-in capital, capital surplus, retained earnings, hybrid Tier I capital, external shareholders’ stake in consolidated subsidiaries and profit on foreign exchange in accumulated comprehensive income minus goodwill and other intangible assets, deferred income tax debits, discount on stock issuances, treasury stock accounts and valuation losses in investment securities in capital adjustment accounts.

Tier II capital	• Total Tier II capital is limited to 100% of Tier I capital and includes:

• provisions for credit losses for credits classified as normal or precautionary up to 1.25% of total risk-weighted assets;

•   subordinated debt with an initial maturity of over five years, limited to 50% of Tier I capital for lower Tier II capital (subordinated debt with an initial maturity of over five years), and to 100% of Tier I capital for upper Tier II capital (subordinated debt with an initial maturity of over ten years);

• preferred shares with redemption rights (other than hybrid Tier I capital);

• up to 45% of investment securities gains; and

• revaluation reserves.

Deductions	The following items, among others, are deducted from the sum of Tier I and II capital for the purpose of the calculation of total capital:

•   investments in unconsolidated subsidiaries or affiliates that engage in financial business (which includes the business of banks, securities companies, merchant banks and other financial institutions); and

• capital-raising instruments issued by other banks which are reciprocally held in order to improve the ratio of Tier I and II capital of the banks.

A bank’s risk-weighted assets equal the sum of (a) assets on the balance sheet multiplied by the risk weighting for each category of asset, and (b) off-balance sheet exposures multiplied by the applicable credit conversion factor, in each case as provided in the Financial Services Commission’s applicable guidelines. Risk-weighted assets comprise credit risk-weighted assets, market risk-weighted assets and operational risk-weighted assets, in each case as provided in the Financial Services Commission’s applicable guidelines.

If a bank fails to maintain its capital adequacy ratios, the Korean regulatory authorities may impose penalties on such bank ranging from a warning to suspension or revocation of its license. See “Risk Factors — Risks relating to New Holdcos — Risks relating to liquidity and capital management — Each Bank may be required to raise additional capital if its capital adequacy ratio deteriorates or the applicable capital requirements change in the future, but it may not be able to do so on favorable terms or at all.”

The following table sets forth a summary of Kyongnam Bank’s capital and capital adequacy ratios as of the dates indicated under K-IFRS and regulatory reporting standards.

	As of December 31,
	2011		2012
	(in billions of Won, except percentages)
Tier I capital	￦	1,566	￦	1,677
Tier II capital		703		893

Total basic and supplementary capital	￦	2,268	￦	2,571

Risk-weighted assets
Credit risk-weighted assets	￦	15,855	￦	17,929
Market risk-weighted assets		39		96
Operational risk-weighted assets		1,181		1,251

Total	￦	17,075	￦	19,276

Tier I capital ratio		9.17%		8.70%
Tier II capital ratio		4.11%		4.64%
Capital adequacy ratio		13.28%		13.34%

In December 2009, the Basel Committee on Banking Supervision introduced a new set of measures to supplement Basel II which include, among others, a requirement for higher minimum capital, introduction of a leverage ratio as a supplementary measure to the capital adequacy ratio and flexible capital requirements for different phases of the economic cycle. Additional details regarding such new measures, including an additional capital conservation buffer and countercyclical capital buffer, liquidity coverage ratio and other supplemental measures, were announced by the Group of Governors and Heads of Supervision of the Basel Committee on Banking Supervision in September 2010. After further impact assessment and observation periods, the Basel Committee on Banking Supervision began phasing in the new set of measures, referred to as Basel III, starting from 2013. In September 2012, the Financial Services Commission announced its plans to implement a new set of regulations that will, among other things, require Korean banks to comply with stricter minimum capital ratio requirements beginning in 2013 and additional minimum capital conservation buffer requirements starting in 2016. Under the proposed regulations, Korean banks will be required to maintain a minimum ratio of Tier I common capital (which principally includes equity capital, capital surplus and retained earnings less regulatory reserve for loan losses) to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% in 2013, which minimum ratios are to increase to 4.0% and 5.5%, respectively, in 2014 and 4.5% and 6.0%, respectively, in 2015. Such requirements would be in addition to the existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which will remain unchanged. The proposed regulations also contemplate an additional capital conservation buffer of 0.625% starting in 2016, with such buffer to increase to 2.5% by 2019. However, in December 2012, the Financial Services Commission announced that the implementation of the proposed Basel III measures in Korea would be delayed pending the implementation of Basel III in the European Union, the United States and other countries. In May 2013, the Financial Services Commission announced that major Asian countries have already started implementing Basel III in the first quarter of 2013 and that the proposed Basel III measures relating to stricter minimum capital ratio requirements will be implemented in Korea starting from December 1, 2013. In July 2013, the Financial Services Commission further announced that the commencement of implementation of Basel III from December 1, 2013 will apply not only to banks but also to financial holding companies. The implementation of Basel III in Korea may have a significant effect on the capital requirements of Korean financial institutions, including Kyongnam Bank.

BUSINESS

Overview

Following the Spin-off, KNB Financial Group will own 100% of the outstanding common stock of Kyongnam Bank, and its principal business will be the ownership and operations of Kyongnam Bank, as its financial holding company. Kyongnam Bank is a full service regional commercial bank serving primarily South Gyeongsang Province and the Ulsan metropolitan area in the southeastern region of Korea with a close relationship with the local communities and a leading market position in such regions. As of June 30, 2013, Kyongnam Bank had total assets of Won 30,988 billion and total depository liabilities of Won 22,917 billion.

On the asset side, Kyongnam Bank provides credit and related financial services to SMEs and individuals and, to a lesser extent, to large corporate customers. On the deposit side, Kyongnam Bank provides a full range of deposit products and related services to both individuals and corporations of all sizes.

By their nature, Kyongnam Bank’s core SME and retail operations place a high premium on customer access and convenience. Kyongnam Bank’s network of 166 branches in Korea (including 107 branches in South Gyeongsang Province and 36 branches in the Ulsan metropolitan area) as of June 30, 2013, one of the most extensive in the primary regions it serves, provides Kyongnam Bank with the means to tap a sizable, stable and cost-effective funding source, enables Kyongnam Bank to provide its customers with convenient access and gives Kyongnam Bank the ability to provide the customer attention and service essential to conducting its business, particularly in an increasingly competitive environment. Kyongnam Bank’s branch network is further supplemented by ATMs and the availability of fixed line, mobile telephone and Internet banking services. As of June 30, 2013, Kyongnam Bank had a customer base of approximately 134 thousand customers on the lending side and 2.4 million customers on the deposit-taking side.

The following table shows the principal components of Kyongnam Bank’s lending business as of the dates indicated:

	As of December 31,									As of June 30,
	2010			2011			2012			2013
	(in billions of Won, except percentages)
Loans in Won
Corporate	￦	10,593	65.1%	￦	12,329	64.9%	￦	14,006	64.2%	￦	15,542	64.6%
Households		3,424	21.1		4,605	24.2		5,598	25.6		6,052	25.2
Public sector and others		288	1.8		386	2.0		400	1.8		388	1.6

Subtotal	￦	14,305	88.0%	￦	17,320	91.0%	￦	20,004	91.5%	￦	21,982	91.3%
Loans in foreign currency
Corporate		593	3.6		602	3.2		458	2.1		391	1.6
Others(2)		1,364	8.4		1,100	5.8		1,406	6.4		1,705	7.1

Total gross loans	￦	16,262	100.0%	￦	19,022	100.0%	￦	21,867	100.0%	￦	24,078	100.0%

(1)	Includes, among others, credit card account balances of Won 256 billion, Won 222 billion and Won 233 billion as of December 31, 2010, 2011 and 2012 and Won 245 billion as of June 30, 2013. For further details, see “— Assets and Liabilities — Loan Portfolio — Loan Types.”

Lending to SMEs is the single largest component of Kyongnam Bank’s credit portfolio and provides widely diversified exposure to a broad spectrum of the corporate community in the primary regions it serves, both by type of lending and type of customer. The volume of Kyongnam Bank’s loans to SMEs requires a customer-oriented approach that is facilitated by its strategically located branch network in the southeastern region of Korea. Kyongnam Bank also seeks to maintain and expand relationships with select large corporate customers by providing these customers with an increasing range of fee-related services.

Kyongnam Bank also provides a full range of personal lending products and retail banking services to individual customers, including mortgage loans.

Kyongnam Bank was founded in April 1970, and the shares of common stock of Kyongnam Bank became listed on the Korea Exchange in April 1972. Following a series of capital injections by the KDIC from 2000 to 2001, Kyongnam Bank became a subsidiary of Woori Finance Holdings in March 2001 upon the KDIC’s transfer of all of its shares in Kyongnam Bank to Woori Finance Holdings, and in April 2003, the shares of Kyongnam Bank were delisted from the Korea Exchange.

Corporate Banking

Kyongnam Bank lends to and takes deposits from SMEs and, to a lesser extent, large corporate customers, in each case primarily in Won. As of June 30, 2013, Kyongnam Bank had over 32,800 SME borrowers and 195 large corporate borrowers, respectively. Kyongnam Bank provides a full range of banking services to corporate customers, including extending loans and discounting bills, underwriting debt and equity securities issued by corporate customers, issuing guarantees and acceptances and letters of credit, trade financing, foreign exchange services and payment remittances. Of Kyongnam Bank’s 166 domestic branches as of June 30, 2013, 113 were staffed with designated senior relationship managers and relationship managers who primarily serviced its corporate customers.

The following table sets forth the balances and percentages of Kyongnam Bank’s total Won-denominated lending and total Won-denominated deposits represented by its Won-denominated large corporate and SME customer loans and deposits, respectively, as of the dates indicated:

	As of December 31,									As of June 30,
	2010			2011			2012			2013
	(in billions of Won, except percentages)
Loans(1):
SMEs(2)	￦	9,768	68.3%		11,147	64.4%		12,437	62.2%		13,745	62.5%
Large corporations(3)		825	5.8		1,182	6.8		1,569	7.8		1,797	8.2

Sub-total	￦	10,593	64.1%		12,329	71.2%		14,006	70.0%		15,542	70.7%

Deposits:
SMEs	￦	4,054	28.2%	￦	4,349	24.3%	￦	4,226	20.7%	￦	4,351	19.6%
Large corporations		1,715	11.9		3,332	18.6		5,364	27.6		6,097	27.4

Sub-total	￦	5,769	40.1%	￦	7,681	42.9%	￦	9,860	48.4%	￦	10,448	47.0%

(1)	Not including due from banks, other receivables and outstanding credit card balances, and prior to deducting provisions for credit losses.
(2)	Loans to “small- and medium-sized enterprises” as defined in the Small and Medium Industry Basic Act of Korea and related regulations (and including project finance loans to such enterprises). See “—Small and Medium-Sized Enterprise Banking.”
(3)	Loans to companies that are not “small- and medium-size enterprises” as defined in the Small and Medium Industry Basic Act of Korea and related regulations, and typically including companies that have assets of Won 10 billion or more and are therefore subject to external audit under the External Audit Act of Korea. See “— Large Corporate Banking.”

On the deposit-taking side, Kyongnam Bank currently offers its corporate customers several types of corporate deposits. Kyongnam Bank’s corporate deposit products can primarily be divided into two general categories: (1) demand deposits that have no restrictions on deposits or withdrawals, but which offer a relatively low interest rate; and (2) deposits from which withdrawals are restricted for a period of time, but offer higher interest rates. Kyongnam Bank also offers installment savings deposits, certificates of deposit and repurchase instruments. Kyongnam Bank offers varying interest rates on deposit products depending upon the rate of return on its interest earning assets, average funding costs and interest rates offered by other commercial banks. The total amount of deposits from Kyongnam Bank’s corporate customers was Won 10,448 billion as of June 30, 2013, or 47.0% of its total deposits. As of such date, the South Gyeongsang Provincial Government and the City of Ulsan were among Kyongnam Bank’s largest depositors with combined aggregate deposits of Won 715 billion.

Small- and Medium-sized Enterprise Banking

Kyongnam Bank’s SME banking business has traditionally been and will remain one of its core businesses because of its historical development as a regional bank with close relationships with the local communities in the primary regions it serves, regulatory restrictions on regions in which a regional bank such as Kyongnam Bank may operate and its accumulated expertise. The principal focus of Kyongnam Bank’s corporate banking activities is the SME market in the Ulsan metropolitan area and the surrounding South Gyeongsang Province.

Kyongnam Bank uses the term “small- and medium-sized enterprises” as defined in the Small and Medium Industry Basic Act and related regulations. The general criterion used to define SMEs is either the number of full-time employees (less than 300), paid-in capital (equal to or less than Won 8 billion) or sales revenues (equal to or less than Won 30 billion). Criteria differ from industry to industry. In all cases, however, the number of full-time employees may not equal or exceed 1,000, the amount of paid-in capital may not equal or exceed Won 100 billion, the total amount of assets may not equal or exceed Won 500 billion, and the average annual sales revenue during the immediately preceding three fiscal years may not equal or exceed Won 150 billion. Under the Bank of Korea Act, Kyongnam Bank is classified as a regional bank and, as a result, it must attempt to extend at least 60% of the monthly increase in its Won-denominated loans to SMEs in order for it to receive funding from the Bank of Korea at concessionary rates for SME loans, while such requirement is 45% for a nationwide commercial bank in Korea.

Lending Activities

Kyongnam Bank’s principal loan products for SME customers are working capital loans and facilities loans. Working capital loans are provided to finance working capital requirements of Kyongnam Bank’s corporate borrowers, while facilities loans are provided to finance the purchase of equipment and the establishment of manufacturing and other facilities. As of June 30, 2013, working capital loans and facilities loans accounted for 56.1% and 43.9%, respectively, of Kyongnam Bank’s total Won-denominated SME loans.

Loans to SMEs may be secured by collateral such as real estate, deposits or securities or may be unsecured. As of June 30, 2013, secured loans and guaranteed loans accounted for, in the aggregate, 66.9% of Kyongnam Bank’s Won-denominated SME loans. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three to five years. Facilities loans have a maximum maturity of ten years.

When evaluating the extension of working capital loans, Kyongnam Bank reviews the SME customer’s creditworthiness and capability to generate cash. Furthermore, Kyongnam Bank takes personal guarantees and credit guarantee letters from other financial institutions and uses time and savings deposits that the borrower has with Kyongnam Bank as collateral, and may require additional collateral.

Kyongnam Bank also offers collective housing loans. Kyongnam Bank’s collective housing loans are mortgage loans to home builders or developers who build or sell single- or multi-family housing units, principally apartment buildings. Many of these builders and developers are categorized as SMEs. Kyongnam Bank offers a variety of collective housing loans, including loans to purchase property or finance the construction of housing units, loans to contractors used for working capital purposes, and loans to educational establishments, SMEs and non-profit entities to finance the construction of dormitories. Collective housing loans subject Kyongnam Bank to the risk that the housing units will not be sold. As a result, Kyongnam Bank reviews the probability of the sale of the housing unit when evaluating the extension of a loan. Kyongnam Bank also reviews the borrower’s creditworthiness and the adequacy of the intended use of proceeds. Furthermore, Kyongnam Bank takes a lien on the land on which the housing unit is to be constructed as collateral. If the collateral is not sufficient to cover the loan, Kyongnam Bank also takes a guarantee from the Housing Finance Credit Guarantee Fund as security.

A substantial number of Kyongnam Bank’s SME customers are small office/home office owners, or SOHOs, which represent sole proprietorships, individual business interests and very small corporations. Kyongnam Bank generally separates SOHOs into two groups. The first group comprises those who do not typically maintain financial statements. Kyongnam Bank generally lends to this group on a secured basis. For these SOHOs, Kyongnam Bank applies a strict credit risk evaluation model, which not only utilizes quantitative analysis but also requires Kyongnam Bank’s credit officers to perform a qualitative analysis of each potential SOHO customer. The second group comprises those who maintain a double-entry book keeping system. Kyongnam Bank usually lends to this group on an unsecured basis. Kyongnam Bank evaluates the risk of this segment through its corporate credit risk system, which takes into account both financial and non-financial criteria.

Pricing

Kyongnam Bank establishes the price for its corporate loan products based principally on transaction risk, its cost of funding and market considerations. Transaction risk is measured by such factors as the credit rating assigned to a particular borrower, the size of the borrower and the value and type of collateral. Kyongnam Bank’s system also takes into account cost factors such as the current market interest rate, opportunity cost and cost of capital, as well as a spread calculated to achieve a target rate of return. Depending on the price and other terms set by competing banks for similar borrowers, Kyongnam Bank may adjust the interest rate it charges to compete more effectively with other banks. Loan officers have limited discretion in deciding what interest rates to offer, and significant variations require review at higher levels. As of June 30, 2013, a majority of Kyongnam Bank’s SME loans had interest rates that varied with reference to current market interest rates.

Large Corporate Banking

Large corporate customers include all companies that are not SME customers. Due to the history of development of Kyongnam Bank and regulatory requirements applicable to regional banks such as Kyongnam Bank, large corporate banking does not constitute a major portion of Kyongnam Bank’s business. Kyongnam Bank’s business focus with respect to large corporate banking is to selectively increase the proportion of high quality large corporate customers. Specifically, Kyongnam Bank is carrying out various initiatives to enhance relationships with targeted large corporate customers which have significant operations in the southeastern region of Korea and seeks to strategically increase its Kyongnam Bank’s service offerings to this segment.

Lending Activities

Kyongnam Bank’s principal loan products for the large corporate customers are working capital loans and facilities loans. As of June 30, 2013, working capital loans and facilities loans accounted for 81.3% and 18.7%, respectively, of Kyongnam Bank’s total Won-denominated large corporate loans.

As of June 30, 2013, secured loans and guaranteed loans accounted for, in the aggregate, 28.6% of Kyongnam Bank’s Won-denominated large corporate loans. Working capital loans generally have a maturity of one year but are extended on an annual basis for an aggregate term of three to five years. Facilities loans have a maximum maturity of ten years.

Kyongnam Bank evaluates creditworthiness and collateral for its large corporate loans in essentially the same way as it does for SME loans. See “— Corporate Banking — SME Banking” above.

Pricing

Kyongnam Bank determines the pricing of its large corporate loans in the same way as for its SME loans. See “— Small- and Medium-sized Enterprise Banking — Pricing” above. As of June 30, 2013, a majority of these loans had interest rates that varied with reference to current market interest rates.

Consumer Banking

Due to Kyongnam Bank’s development as a regional bank with close relationships with the local communities in South Gyeongsang Province and the Ulsan metropolitan area and the expertise and market reputation Kyongnam Bank has acquired from its activities in these markets, consumer banking has been and will continue to remain one of Kyongnam Bank’s core businesses. Kyongnam Bank’s consumer banking activities consist primarily of lending to, and taking deposits from, households and providing private banking services.

Lending Activities

Kyongnam Bank offers various loan products that target different segments of the population, with features tailored to each segment’s financial profile and needs. The following table sets forth the balances and percentage of Kyongnam Bank’s total Won-denominated lending represented by its Won-denominated consumer loans as of the dates indicated:

	As of December 31,											As of June 30,
	2010			2011			2012					2013
	(in billions of Won, except percentages)
Loans to households:
General purpose household loans	￦	864	6.0%	￦	915	5.3%	￦	988	4.9%	￦	1,048	4.8%
Mortgage loans		1,076	7.5		1,459	8.4		1,489	7.4		1,467	6.7
Home equity loans		1,484	10.4		2,231	12.9		3,121	15.6		3,537	16.1

Total		3,424	23.9%		4,605	26.6%		5,598	28.0%		6,052	27.5%

Kyongnam Bank’s consumer loans consist of:

•	general purpose household loans, which are loans made to customers for any purpose (other than mortgage and home equity loans), and include overdraft loans, which are loans extended to customers to cover insufficient funds when they withdraw funds from their demand deposit accounts in excess of the amount in such accounts up to a limit; and

•	mortgage loans, which are loans made to customers to finance home purchases, construction, improvements or rentals, and home equity loans, which are loans made to customers secured by their homes to ensure loan repayment.

For secured loans, including mortgage and home equity loans, Kyongnam Bank’s policy is to lend up to 60% of the appraised collateral value (except in areas of high speculation designated by the Korean government where it generally limits its lending to between 40% to 60% of the appraised value of collateral) minus the value of any lien or other security interests that are prior to Kyongnam Bank’s security interest. In calculating the collateral value of real estate for such secured consumer loans (which principally consists of residential properties), Kyongnam Bank generally uses the fair value of the collateral as appraised by Korea Investors Service which is collated in the credit evaluation system used by Kyongnam Bank to manage lending activities and gather related information. Kyongnam Bank generally revalues collateral on a periodic basis.

A borrower’s eligibility for Kyongnam Bank’s mortgage loans depends on the value of the mortgage property, the appropriateness of the use of proceeds and the borrower’s creditworthiness. A borrower’s eligibility for home equity loans is determined by the borrower’s credit and the value of the property, while the borrower’s eligibility for general purpose household loans is primarily determined by the borrower’s creditworthiness. In addition, to reduce the interest rate of a general purpose household loan or to qualify for such a loan, a borrower may be required to provide collateral, deposits or guarantees from third parties.

General Purpose Household Loans

Kyongnam Bank’s general purpose household loans may be secured by real estate (other than homes), deposits or securities. As of June 30, 2013, 41.2% of Kyongnam Bank’s general purpose household loans were unsecured, although some of these loans were guaranteed by a third party. Overdraft loans are primarily unsecured and typically have a maturity between one and three years.

Pricing. The interest rates on Kyongnam Bank’s general purpose household loans are either a periodic floating rate (which is based on a base rate determined for three-month, six-month or twelve-month periods derived internally, which reflects its internal cost of funding, further adjusted to account for the borrower’s credit score and Kyongnam Bank’s opportunity cost) or a fixed rate that reflects those same costs and expenses, but taking into account interest rate risks. In 2010, Kyongnam Bank began using the “Cost of Fund Index” (or COFIX) benchmark rate, as announced by the Korea Federation of Banks, as the base rate for its general purpose household loans with periodic floating rates in place of the benchmark certificate of deposit rate that Kyongnam Bank had traditionally used for such purpose.

Kyongnam Bank’s interest rates also incorporate a margin based on, among other things, the type of collateral (if any), priority with respect to any security, Kyongnam Bank’s target loan-to-value ratio and loan duration. Kyongnam Bank can also adjust the applicable rate based on current or expected profit contribution of the customer. Lending rates are generally determined by Kyongnam Bank’s credit evaluation system. The applicable interest rate is determined at the time of the loan. Kyongnam Bank also charges a termination fee in the event a borrower repays the loan prior to maturity. As of June 30, 2013, a majority of Kyongnam Bank’s general purpose household loans had floating interest rates.

Mortgage and Home Equity Loans

Kyongnam Bank provides customers with a number of mortgage and home equity loan products that have flexible features, including terms, repayment schedules, amounts and eligibility for loans. The maximum term of Kyongnam Bank’s mortgage and home equity loans is typically 30 years. Most of Kyongnam Bank’s mortgage and home equity loans have an interest-only payment period of ten years or less. With respect to these loans, Kyongnam Bank determines the eligibility of borrowers based on the borrower’s personal information, transaction history and credit history using its credit evaluation system.

As of June 30, 2013, a majority of Kyongnam Bank’s mortgage and home equity loans was secured by residential or other property, while the remainder of such loans were guaranteed by Korean government-related housing funds or, contrary to general practices in the United States, were unsecured (although the use of proceeds from mortgage and home equity loans is restricted for the purpose of financing home purchases and some of these loans were guaranteed by a third party). One reason that a portion of Kyongnam Bank’s mortgage and home equity loans are unsecured is that Kyongnam Bank, along with other Korean banks, provides advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage and home equity loans become secured by the new housing purchased by these borrowers.

Pricing. The interest rates for Kyongnam Bank’s mortgage and home equity loans are determined on essentially the same basis as its general purpose household loans, except that for mortgage and home equity loans Kyongnam Bank places significantly greater weight on the value of any collateral that is being provided to secure the loan. The base rate Kyongnam Bank uses in determining the interest rate for its mortgage and home equity loans is identical to the base rate it uses to determine pricing for its general purpose household loans. As of June 30, 2013, a majority of Kyongnam Bank’s outstanding mortgage and home equity loans had floating interest rates.

Deposit-taking Activities

Kyongnam Bank offers many deposit products that target different segments of its retail customer base, with features tailored to each segment’s financial profile and needs. Kyongnam Bank’s deposit products are categorized as follows:

•	demand deposits, which either do not accrue interest or accrue interest at a lower rate than time, installment or savings deposits. The customer may deposit and withdraw funds at any time and, if the deposits are interest-bearing, they accrue interest at a fixed or variable rate depending on the period and/or amount of deposit;

•	time deposits, which generally require a customer to maintain a deposit for a fixed term during which interest accrues at a fixed or floating rate. Early withdrawals require penalty payments;

•	savings deposits, which allow the customer to deposit and withdraw funds at any time and accrue interest at a fixed rate set by us depending upon the period and amount of deposit;

•	installment deposits, which generally require the customer to make periodic deposits of a fixed amount over a fixed term during which interest accrues at a fixed rate. Early withdrawals require penalty payment; and

•	certificates of deposit, with a range of maturities. Interest rates on certificates of deposit vary with the length of deposit and prevailing market rates. Certificates of deposit may be sold at face value or at a discount with the face amount payable at maturity.

Kyongnam Bank also offers deposits that provide the holder with preferential rights to housing subscriptions and eligibility for mortgage loans.

Kyongnam Bank offers varying interest rates on its deposit products depending upon the rate of return on Kyongnam Bank’s interest earning assets, average funding costs and the interest rates offered by other commercial banks.

The Monetary Policy Committee of the Bank of Korea (the “Monetary Policy Committee”) imposes a reserve requirement on Won currency deposits of commercial banks based generally on the type of deposit instrument. The reserve requirement is currently up to 7.0%.

The Depositor Protection Act provides for a deposit insurance system where the Korea Deposit Insurance Corporation guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of Won 50 million per depositor per bank.

Private Banking

Kyongnam Bank’s private banking operations aim to service its high net worth and mass affluent retail customers who individually maintain a deposit balance of at least Won 50 million. As of June 30, 2013, Kyongnam Bank had over 24,000 customers who qualified for private banking services, representing 1.0% of Kyongnam Bank’s total retail customer base. Kyongnam Bank has 66 branches that offer private banking services, which are staffed by 67 private bankers, and it also operates a dedicated private banking center.

Through its private bankers, Kyongnam Bank provides financial and real estate advisory services to its high net worth and mass affluent customers. Kyongnam Bank also markets differentiated investment and banking products and services to these segments, including beneficiary certificates, overseas mutual fund products, specialized bank accounts and credit cards. In addition, Kyongnam Bank has developed a customer loyalty program for its private banking customers that provides preferential rate and fee benefits and awards. Kyongnam Bank believes that its private banking operations will allow it to increase its revenues from its existing high net worth and mass affluent customers, as well as attract new customers in these segments.

Credit Card Operations

Kyongnam Bank issues credit cards under its “Kyongnam Bank” brand name, in affiliation with BC Card Co., Ltd. BC Card, which is currently co-owned by various financial institutions (including Kyongnam Bank) as well as a private equity fund and BC Card’s employee stock ownership plan, provides various credit card-related services to Kyongnam Bank as well as other member banks, including issuance of credit cards, billing and collection and management of merchants. Under its co-branding arrangement with BC Card, Kyongnam Bank is also licensed to use MasterCard, Visa or JCB brands on its credit cards, which allow holders to use their cards at any establishment which accepts such brands.

Kyongnam Bank’s revenues from credit card operations consist principally of cash advance fees, merchant fees, credit card installment fees, annual fees paid by cardholders, interest and fees on late payments and, with respect to revolving cards Kyongnam Bank offers, interest and fees relating to revolving balances. In contrast to the system in many other countries, where most credit cards are revolving cards that allow outstanding amounts to be rolled over from month to month so long as a required minimum percentage is repaid, credit cardholders in Korea are generally required to pay for their purchases (other than installment purchases) within approximately 13 to 58 days of purchase depending on their payment cycle. However, Kyongnam Bank also offers revolving cards that allow outstanding amounts to be rolled over to subsequent payment periods. Delinquent accounts (defined as amounts overdue for one day or more) are charged penalty interest and closely monitored. For installment purchases, Kyongnam Bank charges fees on unpaid installments at rates that vary according to the terms of repayment.

Kyongnam Bank also issues debit cards and charges merchants a commission with respect to the amounts purchased using a debit card. Kyongnam Bank also issues “check cards,” which are similar to debit cards except that “check cards” are accepted by all merchants that accept credit cards. Much like debit cards, “check card” purchases are also debited directly from customers’ accounts with Kyongnam Bank.

The following table sets forth certain data relating to Kyongnam Bank’s credit card operations:

	As of or for the year ended December 31,						As of or for the six months ended June 30,
	2010		2011		2012		2013
	(in billions of Won, except number of holders, accounts and percentages)
Number of credit card holders (at year end) (thousands of holders)
General accounts		986		1,047		1,132		1,229
Corporate accounts		54		64		75		82

Total		1,040		1,111		1,208		1,311

Active ratio(1)		46.96%		46.35%		46.47%		45.09%
Credit card interest and fees
Installment and cash advance interest	￦	16	￦	11	￦	11	￦	5
Annual membership fees		1		1		1		0
Merchant fees		42		41		44		23
Other fees		5		5		2		1

Total	￦	64	￦	58	￦	58	￦	29

Charge volumes
General purchase	￦	1,785	￦	2,009	￦	2,288	￦	1,253
Installment purchase		435		354		409		222
Cash advance		212		198		189		88
Card loan		7		12		15		11

Total	￦	2,439	￦	2,573	￦	2.901	￦	1,574

Outstanding balances (at year end)
General purchase	￦	152	￦	121	￦	119	￦	114
Installment purchase		72		68		81		96
Cash advance		28		27		24		23
Card loan		4		6		9		12

Total	￦	256	￦	222	￦	233	￦	245

Average outstanding balances
General purchase	￦	153	￦	145	￦	129	￦	132
Installment purchase		114		76		86		95
Cash advance		29		27		25		24
Card loan		5		5		6		10

Total	￦	301	￦	253	￦	246	￦	261

Delinquency ratios(2)
Less than 1 month		0.43		0.60		0.76		0.64
From 1 month to 3 months		0.67		0.69		0.75		1.30
From 3 months to 6 months		0.59		0.79		0.74		0.77
Over 6 months		0.41		0.42		0.45		0.54

Total		2.10%		2.50%		2.70%		3.25

Non-performing loan ratio(3)		1.26%		1.39%		1.48%		2.10%
Charge-offs (gross)	￦	5	￦	5	￦	6	￦	3
Recoveries		3		1		2		1

Net charge-offs	￦	2	￦	4	￦	4	￦	2

Gross charge-off ratio (4)		1.75%		2.08%		2.29%		1.16%
Net charge-off ratio (5)		0.91%		1.49%		1.65%		0.86%

(1)	Represents the ratio of accounts used at least once within the last 12 months to total accounts as of the end of the relevant period.
(2)	Kyongnam Bank’s delinquency ratios may not fully reflect all delinquent amounts relating to Kyongnam Bank’s outstanding balances since a certain portion of delinquent credit card balances (defined as balances one day or more past due) were restructured into loans and were not treated as being delinquent at the time of conversion or for a period of time thereafter.

(3)	Represents the ratio of balances that are more than three months overdue to total outstanding balances as of the end of the relevant period. These ratios do not include the amounts of previously delinquent credit card balances restructured into loans that were classified as normal or precautionary.
(4)	Represents the ratio of gross charge-offs for the period to average outstanding balances for the period. Under K-IFRS, Kyongnam Bank’s charge-off policy is to charge off balances which are more than six months past due (including previously delinquent credit card balances restructured into loans that are more than six months overdue from the point at which the relevant balances were so restructured), except for those balances with a reasonable probability of recovery.
(5)	Represents the ratio of net charge-offs for the period to average outstanding balances for the period.

Capital Markets Activities and International Banking

Through its capital markets operations, Kyongnam Bank invests and trades in debt and equity securities and, to a lesser extent, engages in derivatives transactions. Kyongnam Bank also provides investment banking services to corporate customers and engages in international banking activities.

Securities Investment and Trading

Kyongnam Bank invests in and trades securities for Kyongnam Bank’s own account in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31 2010, 2011 and 2012 and June 30, 2013, Kyongnam Bank’s investment portfolio, which consists primarily of held-to-maturity financial assets and available-for-sale financial assets, and Kyongnam Bank’s trading portfolio (excluding trading derivative instruments) had a combined total book value of Won 3,870 billion, Won 4,090 billion, Won 4,540 billion and Won 4,409 billion and represented 17.7%, 16.1%, 15.7% and 14.2% of Kyongnam Bank’s total assets, respectively.

Kyongnam Bank’s trading and investment portfolios consist primarily of debt securities issued by financial institutions and corporations, as well as Korean treasury securities and debt securities issued by government agencies, local governments or certain government-invested enterprises.

From time to time Kyongnam Bank also purchases equity securities for its securities portfolios. Kyongnam Bank’s equity securities consist primarily of marketable beneficiary certificates and equities listed on the KRX KOSPI Market or the KRX KOSDAQ Market.

Derivatives Trading

Kyongnam Bank provides and deals in a range of derivatives products, including:

•	Won interest rate swaps, relating to Won interest rate risks;

•	cross-currency swaps, relating to foreign exchange risks, largely for Won against U.S. dollars;

•	foreign currency forwards, swaps and options, relating to foreign exchange risks; and

•	equity options and futures on the KOSPI index.

Kyongnam Bank’s derivative operations focus on addressing the needs of its corporate customers to hedge their risk exposure and on hedging Kyongnam Bank’s risk exposure that results from such customer contracts. Kyongnam Bank also engages in limited derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from its own assets and liabilities.

Investment Banking

Kyongnam Bank has focused on selectively expanding its investment banking activities in order to increase its fee income and diversify its revenue base. The main focus of Kyongnam Bank’s investment banking operations is project finance and financial advisory services. Kyongnam Bank’s principal investment banking services include:

•	project finance and financial advisory services for social overhead capital projects such as highway, port, power, water and sewage projects;

•	financing and financial advisory services for real estate development projects;

•	structured finance; and

•	financing for mergers and acquisitions.

International Banking

Kyongnam Bank engages in various international banking activities, including foreign exchange services and derivatives dealing, import and export-related services, offshore lending, syndicated loans and foreign currency securities investment. These services are provided primarily to Kyongnam Bank’s domestic customers and overseas subsidiaries and affiliates of Korean corporations. Kyongnam Bank also raises foreign currency funds through its international banking operations.

Other Businesses

Trust Account Management Services

Money Trust Management Services

Kyongnam Bank provides trust account management services for unspecified money trusts, which are trusts the assets of which it generally has broad discretion in investing, and specified money trusts, which invest cash received as trust property at the direction of the trustors and, once the trust matures, disburse the principal and any gains to the trust beneficiaries. Kyongnam Bank receives fees for its trust management services that are generally based upon a percentage of the net asset value of the assets under management. Kyongnam Bank also receives penalty payments when customers terminate their trust accounts prior to the original contract maturity. Kyongnam Bank derived trust fees with regard to trust account management services (including those fees related to property trust management services) of Won 5 billion in 2010, Won 5 billion in 2011, Won 5 billion in 2012 and Won 3 billion in the first six months of 2013.

Under Korean law, the assets of Kyongnam Bank’s trust accounts are segregated from Kyongnam Bank’s banking account assets and are not available to satisfy the claims of any of Kyongnam Bank’s potential creditors. Kyongnam Bank is, however, permitted to deposit surplus funds generated by trust assets into its banking accounts.

For some of the money trusts that Kyongnam Bank manages, it has guaranteed the principal amount of an investor’s investment as well as a fixed rate of interest. Kyongnam Bank no longer offers new money trust products where it guarantees both the principal amount and a fixed rate of interest. It continues to offer pension-type money trusts that provide a guarantee of the principal amount of an investor’s investment. Trust accounts for which Kyongnam Bank guarantees both the repayment of the principal amount and a fixed rate of interest are included in Kyongnam Bank’s consolidated financial statements, while those trust accounts for which Kyongnam Bank guarantees only the repayment of the principal amount were previously not included in its consolidated financial statements but are included in its consolidated financial statements commencing in 2013, pursuant to a change in K-IFRS.

The following table shows the balances of Kyongnam Bank’s money trusts by type as of the dates indicated:

	As of December 31,						As of June 30,
	2010		2011		2012		2013
	(in billions of Won)
Principal and interest guaranteed trusts	￦	0	￦	0	￦	0	￦	0
Principal guaranteed trusts		98		58		48		49
Non-guaranteed trusts		894		1,189		1,398		1,695

Total	￦	992	￦	1,247	￦	1,446	￦	1,744

As of June 30, 2013, the money trust assets Kyongnam Bank managed consisted principally of bonds purchased under resale agreements, deposits with banks and investment securities. As of June 30, 2013, Kyongnam Bank’s trust accounts had bonds purchased under resale agreements of Won 680 billion and deposits with banks of Won 543 billion, which accounted for 38.5% and 30.8% of its money trust assets, respectively.

Securities investments consist of equity securities, debt securities and other securities. As of June 30, 2013, Kyongnam Bank’s trust accounts had invested in securities with an aggregate book value of Won 423 billion. As of such date, debt securities, which included corporate debt securities (such as bonds and commercial paper) and bills bought, in Kyongnam Bank’s money trust accounts amounted to Won 333 billion, which accounted for 18.9% of its total money trust assets.

Kyongnam Bank’s money trust accounts also invest, to a lesser extent, in equity securities. As of June 30, 2013, equity securities (including beneficiary certificates issued by financial investment companies with a collective investment license) in Kyongnam Bank’s money trust accounts amounted to Won 31 billion, which accounted for 1.7% of its total money trust assets. All of such amount was from specified money trusts.

If the income from a money trust for which Kyongnam Bank provides a guarantee is less than the amount of the payments it has guaranteed, Kyongnam Bank will need to pay the amount of the shortfall with funds from special reserves maintained with respect to trust accounts followed by basic fees from that money trust and funds from Kyongnam Bank’s general banking operations. In 2010, 2011 and 2012, and the first six months of 2013, Kyongnam Bank made no such payments from its banking accounts to cover shortfalls in its guaranteed trusts.

Property Trust Management Services

Kyongnam Bank also offers property trust management services, where it manages non-cash assets in return for a fee, which is generally based on a percentage of total assets under management. Non-cash assets include mostly money receivables, but can also include securities and real estate. Under these arrangements, Kyongnam Bank renders custodial services for the property in question and collects fee income in return.

As of June 30, 2013, the aggregate balance of Kyongnam Bank’s property trusts increased to Won 1,746 billion, compared to Won 1,587 billion and Won 1,006 billion as of December 31, 2011 and 2012, respectively.

Bancassurance

Kyongnam Bank currently markets a wide range of third-party insurance products through its bancassurance operations and hopes to develop additional fee-based revenues by expanding its offering of these products. As of June 30, 2013, Kyongnam Bank’s bancassurance business had alliances with ten life insurance companies and 14 non-life insurance companies and offers approximately 60 different products through its branch network.

Branch Network

As of June 30, 2013, Kyongnam Bank had 166 branches and sub-branches in Korea, including 107 branches and sub-branches in South Gyeongsang Province and 36 branches and sub-branches in the Ulsan metropolitan area, which represented one of the largest branch networks among Korean commercial banks in such regions. An extensive branch network is important to attracting and maintaining retail customers, who use branches extensively and value convenience. Kyongnam Bank believes that its branch network and retail customer base in the Ulsan metropolitan area and South Gyeongsang Province provide it with a source of stable and relatively low cost funding. The following table presents the geographical distribution of Kyongnam Bank’s branch network in Korea as of June 30, 2013:

Area	Number of branches/sub- branches	Percentage
South Gyeongsang Province	107	64.5%
Ulsan metropolitan area	36	21.7
Busan metropolitan area	17	10.2
North Gyeongsang Province	3	1.8
Seoul	3	1.8

Total	166	100.0%

In order to support its branch network, Kyongnam Bank has established an extensive network of ATMs and cash machines, which are located in branches or separate unmanned outlets or in other public areas such as convenience stores. As of June 30, 2013, Kyongnam Bank had 777 ATMs and 350 cash machines. Kyongnam Bank has actively promoted the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. The following table sets forth information, for the periods indicated, regarding the number of transactions and the fee revenue of Kyongnam Bank’s ATMs and cash machines:

	Year ended December 31,						Six months ended June 30,
	2010		2011		2012		2012		2013
Number of transactions (millions)		70		69		69		34		34
Fee revenue (in billions of Won)	￦	8	￦	8	￦	6	￦	3	￦	3

Other Distribution Channels

The following table sets forth information, for the periods indicated, on the number of users and fee revenue of Kyongnam Bank’s Internet banking and phone banking distribution channels:

	Year ended December 31,						Six months ended June 30,
	2010		2011		2012		2012		2013
Internet banking:
Number of users (in thousands) (1)		807		936		1,145		1,030		1,297
Fee revenue (in billions of Won)	￦	1.3	￦	1.3	￦	1.0	￦	0.6	￦	0.6
Phone banking:
Number of users (in thousands) (2)		911		937		959		948		965
Fee revenue (in millions of Won)	￦	1.1	￦	1,100	￦	0.7	￦	0.4	￦	0.3

(1)	Number of users is defined as the total cumulative number of persons who have registered through Kyongnam Bank’s branch offices to use its Internet banking services.
(2)	Number of users is defined as the total cumulative number of persons who have registered through Kyongnam Bank’s branch offices to use its phone banking services.

Most of Kyongnam Bank’s electronic banking transactions do not generate fee income as many of those transactions are free of charge. This is particularly true for phone banking services, where a majority of the transactions are balance inquiries or consultations with customer representatives, although other services such as money transfers are also available.

Kyongnam Bank’s automated phone banking system offers a variety of services, including inter-account fund transfers, balance and transaction inquiries and customer service enquiries. Kyongnam Bank operates a call center operated that handles calls from customers, engages in telemarketing and assists in Kyongnam Bank’s collection efforts.

Kyongnam Bank’s Internet banking services include balance and transaction inquiries, money transfers, loan applications, bill and tax payments and foreign exchange transactions. Kyongnam Bank seeks to maintain and increase its Internet banking customer base by focusing largely on younger customers and those that are able to access the Internet easily (such as office workers) as well as by developing additional Internet-based financial services and products to target different customer segments.

In addition, Kyongnam Bank provides mobile banking services to its customers, which is available to all Kyongnam Bank’s Internet-registered users. These services allow Kyongnam Bank’s customers to complete selected banking transactions through major telecommunications networks using their cellular phones or other mobile devices. Since April 2010, Kyongnam Bank offers “smart banking” services which enable users of so-called “smart phones” to access a broad range of banking and credit card services through their mobile phones.

Competition

Kyongnam Bank competes principally with nationwide commercial banks in Korea but also faces competition from a number of additional sources including other regional banks, development banks, specialized banks and branches of foreign banks operating in Korea and installment finance corporations for mortgage loan products. Kyongnam Bank also competes for customer funds with other types of financial service institutions, including savings institutions (such as mutual savings and finance companies and credit unions and credit cooperatives), investment institutions (such as merchant banking corporations), credit card companies, life insurance companies and financial investment companies. Competition in the domestic banking industry is generally based on the types and quality of the products and services offered, including the size and location of retail networks, the level of automation and interest rates charged and paid. Kyongnam Bank’s main competitors in South Gyeongsang Province and the Ulsan metropolitan area are the Industrial Bank of Korea and various nationwide commercial banks such as Shinhan Bank and Kookmin Bank in respect of the SME banking business and National Agricultural Cooperative Federation and various nationwide commercial banks such as Shinhan Bank and Kookmin Bank in respect of retail banking operations.

Competition has increased significantly in Kyongnam Bank’s traditional core business areas, SME banking and retail banking. In addition, the Korean commercial banking sector is undergoing significant consolidation. A number of significant mergers and acquisitions in the industry have taken place in Korea over the past decade, including the acquisition of Koram Bank by an affiliate of Citibank in 2004, Standard Chartered Bank’s acquisition of Korea First Bank in April 2005, Chohung Bank’s merger with Shinhan Bank in April 2006 and Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in February 2012. Kyongnam Bank expects that consolidation in the financial industry will continue. Other financial institutions may seek to acquire or merge with such entities, and the financial institutions resulting from this consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for Kyongnam Bank.

Information Technology

Kyongnam Bank is implementing various IT system-related initiatives and upgrades. Kyongnam Bank believes that continuous improvement of its IT systems is crucial in supporting its operations and management and providing high-quality customer service. Accordingly, Kyongnam Bank continues to upgrade and improve its systems through various activities, including projects to develop next generation banking systems, further strengthen system security and timely develop and implement new systems and services that support its business operations and risk management activities.

Property, Plant and Equipment

Kyongnam Bank’s registered office and corporate headquarters are located at 246-1 Seokjeon-dong, Masanhwaewon-gu, Changwon, Gyeongsangnam-do, Korea, in a building owned by Kyongnam Bank which has a total floor area of 29,457 square meters. As of June 30, 2013, approximately 47 of Kyongnam Bank’s branches are housed in buildings owned by it, while the remaining branches are located in leased properties. Lease terms are generally from two to three years and seldom exceed five years. Kyongnam Bank does not own any material properties outside of Korea.

Employees

The following table sets forth information, for the periods indicated, regarding Kyongnam Bank’s employees:

	As of December 31,			As of June 30, 2013
	2010	2011	2012
Full-time employees	1,692	1,822	1,943	2,004
Contractual employees	200	327	297	221
Other contractual employees(1)	42	62	89	105
Members of Korea Financial Industry Union, Kyongnam Bank Chapter	1,388	1,476	1,574	1,613

(1)	Includes seasonal and part-time employees.

Kyongnam Bank considers its relations with its employees to be good. Every year, usually in December, Kyongnam Bank’s union and its management negotiate and enter into a new collective bargaining agreement and negotiate annual wage adjustments.

Kyongnam Bank’s compensation package consists of a base salary and bonuses. Bonuses are generally determined based on individual performance as well as performance of the business unit to which an employee belongs. Kyongnam Bank also provides a wide range of benefits to its employees, including medical insurance, employment insurance, workers compensation, free medical examinations and reimbursement for medical expenses and child tuition up to applicable limits.

In accordance with the National Pension Act, Kyongnam Bank contributes an amount equal to 4.5% of employee wages, and each employee contributes 4.5% of his or her wages, into each employee’s personal pension account. In addition, in accordance with the Guarantee of Worker’s Retirement Benefits Act, Kyongnam Bank has adopted a retirement pension plan for its employees. Contributions under the retirement pension plan are deposited annually into a financial institution, and an employee may elect to receive a monthly pension or a lump-sum amount upon retirement. Kyongnam Bank’s retirement pension plan is in the form of a defined benefit plan, which guarantees a certain payout at retirement, according to a fixed formula based on the employee’s average salary and the number of years for which the employee has been a plan member. Under Korean law, Kyongnam Bank may not terminate the employment of full-time employees except under certain limited circumstances.

Legal Proceedings

From December 2008 to April 2010, certain employees of Kyongnam Bank colluded with several other parties to engage in various fraudulent transactions ostensibly on behalf of Kyongnam Bank, including providing to certain banks and companies commitments to purchase loans, guarantees for trusts and other payment guarantees. Based on its investigation, Kyongnam Bank believes that its total potential exposure under such fraudulent transactions is approximately Won 361 billion. A number of the counterparties to such fraudulent transactions have demanded that Kyongnam Bank fulfill its alleged obligations under such transactions but Kyongnam Bank has refused to accede to such demands. As of June 30, 2013, 25 lawsuits had been filed against Kyongnam Bank with respect to such transactions, and the aggregate amount claimed in such lawsuits was Won 462 billion. As of the same date, ten of such lawsuits were pending before the trial court, while 11 of such lawsuits were pending before appellate courts following appeals by both the plaintiffs and Kyongnam Bank after the trial courts’ decisions holding that Kyongnam Bank was liable for damages of approximately 50% to 90% of the losses suffered by the plaintiffs. In addition, as of the same date, four such lawsuit were pending before the Supreme Court of Korea. Two of such lawsuits were following appeals by the plaintiffs after the appellate court ruling in favor of Kyongnam Bank to overturn the trial court’s decision in favor of the plaintiffs, while the other two were following appeals by Kyongnam Bank after the appellate court overturned the trial court’s ruling in favor of Kyongam Bank to rule that it was liable for damages of approximately 30% to 40% of the losses. Additional lawsuits may be filed against Kyongnam Bank with respect to such transactions, and the final outcome of such litigation remains uncertain. In addition, in October 2010, as a result of such fraudulent transactions and their potential impact on Kyongnam Bank, the KDIC imposed an institutional warning on Kyongnam Bank, as well as reprimands and warnings on ten former and current executive officers of Kyongnam Bank. Furthermore, in October 2010, the Financial Services Commission suspended Kyongnam Bank from accepting new specified money trust accounts for three months and imposed reprimands and warnings on 22 executive officers and employees of Kyongnam Bank in connection with the same incident, as well as ordering the dismissal of three employees who were principally involved in the incident.

In January 2008, the Korea Fair Trade Commission instituted certain amendments to standard loan policy conditions for mortgage loan agreements to require banks to be responsible for the payment of mortgage registration expenses when issuing mortgage loans. Subsequently, the Korea Federation of Banks and 16 banks (including Kyongnam Bank) filed a lawsuit against the Korea Fair Trade Commission to prevent the implementation of such amendments. In August 2010, the Supreme Court of Korea ruled in favor of the Korea Fair Trade Commission. Since such ruling in August 2010, certain of Kyongnam Bank’s customers have filed lawsuits alleging claims against Kyongnam Bank, alleging that it should return the mortgage registration expenses paid by such customers under mortgage loan agreements that did not reflect the amendments instituted by the Korea Fair Trade Commission in January 2008. As of June 30, 2013, 20 such lawsuits were pending in the relevant trial courts, and the aggregate amount claimed in such lawsuits was approximately Won 0.5 billion. Additional lawsuits may be filed against Kyongnam Bank with respect to its mortgage loans, and the final outcome of such litigation remains uncertain.

ASSETS AND LIABILITIES

Loan Portfolio

Loan Types

The following table presents Kyongnam Bank’s loans by type as of the dates indicated. Except where specified otherwise, all loan amounts set forth in the tables below are before deduction of provision for credit losses and excluding deferred loan origination fees and costs. Total loans reflect the outstanding principal balance of Kyongnam Bank’s loan portfolio, including past due amounts.

	As of December 31,						As of June 30,
	2010		2011		2012		2013
	(in billions of Won)
Loans:
Loans in Won	￦	14,305	￦	17,320	￦	20,003	￦	21,982
Loans in foreign currencies		593		602		458		391
Domestic banker’s usance letter of credit		126		187		245		320
Credit card accounts		256		222		233		245
Bills bought in Won		142		51		117		98
Bills bought in foreign currencies		317		278		333		377
Factoring receivables		—		3				—
Advances for customers on guarantees		—		0		0		0
Privately placed bonds		118		204		364		352
Call loans		302		132		90		95
Bonds purchased under resale agreements		103		7		3		194

Total gross loans	￦	16,261	￦	19,008	￦	21,848	￦	24,055

Ten Largest Credit Exposures by Borrower

As of June 30, 2013, the amount of Kyongnam Bank’s credit exposures to its ten largest borrowers in its banking accounts calculated in accordance with applicable Financial Supervisory Service reporting guidelines was Won 735 billion and accounted for 3.0% of Kyongnam Bank’s total credit exposures. The following table sets forth Kyongnam Bank’s total credit exposures (excluding trust accounts) to those borrowers as of that date.

								Amounts
	Loans				Confirmed and			Classified as
	Won		Foreign		Unconfirmed	Total Credit		substandard
Company	currency		currency		Guarantees	exposures		or below(1)
			(in billions of Won)
Borrower A	￦	91		—	—	￦	91	—
Borrower B		—	￦	95	￦ 6		91	—
Borrower C		88		—	—		88	—
Borrower D		76		—	—		76	—
Borrower E		75		—	—		75	—
Borrower F		66		1	1		68	—
Borrower G		34		22	9		65	—
Borrower H		55		—	7		62	—
Borrower I		61		—	—		61	—
Borrower J		—		58	—		58	—

Total	￦	546	￦	166	￦ 23	￦	735	—

(1)	Classification is based on the Financial Services Commission’s asset classification criteria.

Loan Concentration by Industry — Corporate

The following table shows, as of the dates indicated, the balance of Kyongnam Bank’s corporate loans by industry of the borrower.

	As of June 30, 2013
	Amount		%
	(in billions of Won, except percentages)
Manufacturing	￦	9,869	61.9%
Retail and wholesale		1,197	7.5
Hotel, leisure or transportation		941	5.9
Construction		469	2.9
Financial and insurance		239	1.5
Government and government agencies		78	0.5
Others		3,317	19.7

Total	￦	15,930	100.0%

Maturity Analysis

The following table sets out the scheduled maturities (time remaining until maturity) of Kyongnam Bank’s loans in Won and in foreign currencies as of June 30, 2013.

	1 year or less		Over 1 year but not more than 5 years		Over 5 years		Total
	(in billions of Won)
Loans in Won
Corporate	￦	10,411	￦	4,019	￦	1,112	￦	15,542
Consumer		2,028		1,928		2,096		6,052
Others		313		62		13		388
Loans in foreign currencies		371		20		0		391

Total	￦	13,123	￦	6,029	￦	3,221	￦	22,373

Interest Rate Sensitivity

The following table shows, as of June 30, 2013, the total amount of Kyongnam Bank’s loans in Won which have fixed interest rates and variable or adjustable interest rates.

	As of June 30, 2013
	(in billions of Won)
Fixed rate(1)	￦	1,808
Variable or adjustable rates(2)		20,174

Total	￦	21,982

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

Loan Loss Provisioning Policy

Kyongnam Bank establishes a provision for credit losses with respect to loans to absorb such losses. Kyongnam Bank assesses individually significant loans on an individual basis and other loans on either an individual or collective basis. In addition, if Kyongnam Bank determines that no objective evidence of impairment exists for a loan, it includes such loan in a group of loans with similar credit risk characteristics and assesses them collectively for impairment regardless of whether such loan is significant. For individually-assessed loans, a provision for credit losses is recorded if objective evidence of impairment exists as a result of one or more events that occurred after initial recognition. For collectively-assessed loans, Kyongnam Bank bases the level of provision for credit losses on its evaluation of the risk characteristics of such loans, taking into account such factors as historical loss experience, the financial condition of the borrowers and current economic conditions. If additions or changes to the provision for credit losses are required, then Kyongnam Bank records bad debt expenses, which are included in impairment losses on credit losses and treated as charges against current income. Credit exposures that Kyongnam Bank deems to be uncollectible, including actual loan losses, net of recoveries of previously charged-off amounts, are charged directly against the provision for credit losses. See Note 2 of the notes to Kyongnam Bank’s consolidated financial statements for the years ended December 31, 2011 and 2012.

In addition, if Kyongnam Bank’s provision for credit losses is deemed insufficient for regulatory purposes, Kyongnam Bank compensates for the difference by recording a regulatory reserve for loan losses, which is segregated within its retained earnings. The level of regulatory reserve for loan losses required to be recorded is equal to the amount by which Kyongnam Bank’s provision for credit losses under K-IFRS is less than the required amount of credit loss reserve calculated based on the following asset classification guidelines of the Financial Services Commission that classify corporate and retail loans:

Asset Classification	Characteristics

Normal	Credits extended to customers that, based on Kyongnam Bank’s consideration of their business, financial position and future cash flows, do not raise concerns regarding their ability to repay the credits.

Precautionary	Credits extended to customers that, based on Kyongnam Bank’s consideration of its business, financial position and future cash flows, show potential risks with respect to their ability to repay the credits, although showing no immediate default risk; or are in arrears for one month or more but less than three months.

Substandard	Either:

—    credits extended to customers that, based on Kyongnam Bank’s consideration of their business, financial position and future cash flows, are judged to have incurred considerable default risks as their ability to repay has deteriorated; or

—    the portion that Kyongnam Bank expects to collect of total loans (a) extended to customers that have been in arrears for three months or more, (b) extended to customers that have incurred serious default risks due to the occurrence of, among other things, final refusal to pay their debt instruments, entry into liquidation or bankruptcy proceedings, or closure of their businesses, or (c) extended to customers who have outstanding loans that are classified as “doubtful” or “estimated loss.”

Doubtful	Credits exceeding the amount that Kyongnam Bank expects to collect of total credits to customers that:

— based on Kyongnam Bank’s consideration of their business, financial position and future cash flows, have incurred serious default risks due to noticeable deterioration in their ability to repay; or

— have been in arrears for three months or more but less than twelve months.

Estimated Loss	Credits exceeding the amount that Kyongnam Bank expects to collect of total credits to customers that:

—    based on Kyongnam Bank’s consideration of their business, financial position and future cash flows, are judged to have to be accounted as a loss as the inability to repay became certain due to serious deterioration in their ability to repay;

—   have been in arrears for twelve months or more; or

—   have incurred serious risks of default in repayment due to the occurrence of, among other things, final refusal to pay their debt instruments, liquidation or bankruptcy proceedings or closure of their business.

The following table sets forth the Financial Services Commission’s guidelines for the minimum percentages of the outstanding principal amount of the relevant loans or balances that the credit loss reserve must cover for each loan classification category:

Loan classifications	Corporate		Retail	Credit card receivables(1)	Credit card loans(2)
Normal	0.85% or above	(3)	1% or above	1.1% or above	2.5% or above
Precautionary	7% or above		10% or above	40% or above	50% or above
Substandard	20% or above		20% or above	60% or above	65% or above
Doubtful	50% or above		55% or above	75% or above	75% or above
Estimated loss	100%		100%	100%	100%

(1)	Applicable to credit card receivables for general purchases of products or services.
(2)	Applicable to cash advances, card loans and revolving loan receivables.
(3)	0.9% or above for loans extended to companies engaged in construction businesses, wholesale and retail trade businesses, lodging and restaurant businesses or real estate and leasing businesses.

Analysis of Provision for Credit Losses

The following table shows the changes in Kyongnam Bank’s provision for credit loss for loans and other receivables for each of the years indicated:

	Years ended December 31,						Six months ended June 30,
	2010		2011		2012		2013
	(in billions of Won)
Beginning balance	￦	158	￦	214	￦	167	￦	217
Bad debt expenses for the period		122		103		108		41
Recoveries of previously written-off loans		7		13		9		7
Charge-off		(38)		(112)		(60)		(26)
Sale of loans and receivables		(13)		(1)		(21)		(8)
Unwinding effect		(11)		(15)		(15)		(5)
Others		(11)		(35)		29		(1)

Ending balance	￦	214	￦	167	￦	217	￦	225

Non-Performing Loans

Non-performing loans are defined as those loans that are classified as substandard or below based on the Financial Services Commission’s asset classification criteria. See “— Loan Loss Provisioning Policy.” The following table shows, as of the dates indicated, certain details regarding Kyongnam Bank’s total non-performing credit portfolio, which also includes guarantees and other credits in addition to loans in both the banking and trust accounts, calculated in accordance with applicable Financial Supervisory Service reporting guidelines.

	As of December 31,						As of June 30,
	2010		2011		2012		2013
	(in billions of Won, except percentages)
Total non-performing credits	￦	234	￦	222	￦	208	￦ 234
As a percentage of total credits		1.44%		1.16%		0.94%	0.97%

The following table sets forth, as of the dates indicated, Kyongnam Bank’s total non-performing credits by type of borrowing.

	As of December 31,									As of June 30,
	2010			2011			2012			2013
	Amount		%	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Loans:
Loans in Won	￦	224	95.7%	￦	206	92.8%	￦	193	92.8%	￦	219	93.6%
Loans in foreign currencies		7	3.0		4	1.8		7	3.4		3	1.3
Credit card accounts		3	1.3		3	1.3		3	1.4		5	2.1
Bills bought in foreign currencies		—	—		1	0.5		—	—		—	—
Advances for customers on guarantees		—	—		1	0.5		1	0.5		—	—
Privately placed bonds			—		—	—		—	—		3	1.3
Others(1)		—	—		7	3.1		4	1.9		4	1.7

Total non-performing credits	￦	234	100.0%	￦	222	100.0%	￦	208	100.0%	￦	234	100.0%

(1)	Including guarantees and loans made from Kyongnam Bank’s trust accounts.

As of June 30, 2013, Kyongnam Bank’s ten largest non-performing credits accounted for 53.4% of its total non-performing credits. The following table shows, as of that date, certain information regarding those credits.

	Gross Principal Outstanding		Gross non- performing credits outstanding		Provision(1)		Industry
	(in billions of Won)
Borrower A	￦	43	￦	42	￦	38	Manufacturing
Borrower B		18		18		3	Manufacturing
Borrower C		13		13		3	Manufacturing
Borrower D		12		12		12	Construction
Borrower E		11		11		10	Manufacturing
Borrower F		8		8		4	Retail and wholesale
Borrower G		6		6		0	Retail and wholesale
Borrower H		6		6		0	Manufacturing
Borrower I		5		5		0	Manufacturing
Borrower J		4		4		0	Retail and wholesale

Total	￦	126	￦	125	￦	70

(1)	Includes provision for credit losses under K-IFRS and regulatory reserves for loan loss, if any.

Non-performing Loan Strategy

One of Kyongnam Bank’s primary objectives is to prevent its loans from becoming non-performing. Kyongnam Bank’s credit rating systems are designed to prevent its loan officers from extending new loans to borrowers with high credit risks based on the borrower’s credit rating. Kyongnam Bank’s credit monitoring systems are designed to bring any sudden increase in a borrower’s credit risk to the attention of its loan officers, who then closely monitor such loans.

Kyongnam Bank’s Loan Planning & Coordination Department generally oversees the process for resolving non-performing loans transferred to them by other Kyongnam Bank business units. Kyongnam Bank believes that by centralizing the management of non-performing loans, it can become more effective in dealing with the issues relating to these loans by pooling institutional knowledge and creating a more specialized workforce.

If a loan becomes non-performing, Kyongnam Bank will commence a due diligence review of the borrower’s assets, send a notice either demanding payment or stating that it will take legal action, and prepare for legal action.

At the same time, Kyongnam Bank will also initiate its non-performing loan management process, which begins with:

•	identifying loans subject to a proposed sale by assessing the estimated losses from such sale based on the estimated recovery value of collateral, if any, for such non-performing loans;

•	identifying loans subject to charge off based on the estimated recovery value of collateral, if any, for such non-performing loans and the estimated rate of recovery of unsecured loans; and

•	on a limited basis, identifying corporate loans subject to normalization efforts based on the cash flow situation of the borrower.

Once the details of a non-performing loan are identified, Kyongnam Bank pursues solutions for recovery. Methods for resolving non-performing loans include the following:

•	commencing collection proceedings;

•	commencing legal actions to seize collateral;

•	writing off these amounts;

•	transferring them to its Loan Collection Department, which will seek to recover what it can with respect to these amounts, sell these loans third parties or to write these loans off; and

•	with respect to large corporations, commencing or participating in voluntary workouts or restructurings mandated by Korean courts.

In addition to making efforts to collect on these non-performing loans, Kyongnam Bank also undertake measures to reduce the level of its non-performing loans, which include:

•	selling its non-performing loans to third parties including the Korea Asset Management Corporation; and

•	entering into asset securitization transactions with respect to its non-performing loans.

Credit Exposures to Companies in Workout, Restructuring or Rehabilitation

Workout is a voluntary procedure through which Kyongnam Bank, together with borrowers and other creditors, restructures a borrower’s credit terms.

Currently, all of Kyongnam Bank’s workout loans are managed by its Corporate Improvement Team. Upon approval of the workout plan, a credit exposure is initially classified as precautionary or lower and thereafter cannot be classified higher than precautionary with limited exceptions. If a corporate borrower is in workout, restructuring or rehabilitation (including composition or corporate reorganization), Kyongnam Bank takes the status of the borrower into account in valuing its loans to and collateral from that borrower for purposes of establishing its provision for credit losses.

As of June 30, 2013, Won 281 billion or 1.2% of Kyongnam Bank’s total loans were in workout, restructuring or rehabilitation.

Investment Portfolio

Valuation of Securities

The following table sets out the book value and market value of securities in Kyongnam Bank’s trading and investment portfolio (other than equity securities accounted for using the equity method of accounting) as of the dates indicated.

	As of December 31,												As of June 30,
	2010				2011				2012				2013(1)
	Book Value		Fair Value		Book Value		Fair Value		Book Value		Fair Value		Book Value		Fair Value
	(in billions of Won)
Financial assets at fair value through profit or loss (2):
Trading assets:
Equity securities	￦	12	￦	12	￦	5	￦	5	￦	—	￦	—	￦	7	￦	7
Debt securities:
Korean treasury and government agencies		—		—		—		—		102		102		37		37
Financial institutions		32		32		74		74		324		324		69		69
Corporates		27		27		—		—		17		17		26		26
Commercial paper		—		—		—		—		—		—		31		31
Beneficiary certificates		—		—		—		—		—		—		5		5
Others		29		29		12		12		—		—		—		—
Financial assets designated at fair value profit or loss		—		—		—		—		—		—		31		31

Sub-total	￦	100	￦	100	￦	91	￦	91	￦	443	￦	443	￦	206	￦	206

Available-for-sale financial assets:
Listed equity securities	￦	12	￦	12	￦	5	￦	5	￦	2	￦	2	￦	5	￦	5
Unlisted equity securities		127		127		148		148		140		140		140		140
Investment in capital		40		40		44		44		31		31		35		35
Debt securities:
Korean treasury and government agencies		137		137		198		198		178		178		318		318
Financial institutions		401		401		541		541		302		302		201		201
Corporates		541		541		828		828		1,186		1,186		1,180		1,180
Beneficiary certificates		451		451		73		73		188		188		141		141
Available-for-sale securities in foreign currencies		2		2		2		2		2		2		2		2
Securities loaned		30		30		10		10		—		—		260		260
Others		199		199		—		—		—		—		—		—

Sub-total	￦	1,940	￦	1,940	￦	1,848	￦	1,848	￦	2,028	￦	2,028	￦	2,282	￦	2,282

Held-to-maturity financial assets:
Korean treasury and government agencies	￦	344	￦	356	￦	617	￦	633	￦	680	￦	701	￦	660	￦	677
Financial institutions		688		693		467		469		250		254		240		242
Corporates		727		739		1,055		1,065		1,128		1,148		1,020		1,035
Securities loaned		71		72		11		11		11		11		—		—

Sub-total	￦	1,830	￦	1,859	￦	2,150	￦	2,178	￦	2,069	￦	2,114	￦	1,921	￦	1,954

Total	￦	3,870	￦	3,900	￦	4,090	￦	4,118	￦	4,540	￦	4,586	￦	4,409	￦	4,442

(1)	Pursuant to K-IFRS 1110, Consolidated Financial Statements, which is effective for periods beginning on January 1, 2013, Kyongnam Bank’s unaudited interim consolidated financial statements appearing elsewhere in this Information Statement include trust accounts for which it guarantees only the repayment of principal, which were not previously subject to consolidation. The consolidated balance sheet data as of December 31, 2010, 2011 and 2012 have not been restated to reflect this change. For further information, see Note 2 of the notes to Kyongnam Bank’s unaudited interim consolidated financial statements included elsewhere in this Information Statement.
(2)	Excluding derivatives.

For information regarding Kyongnam Bank’s classification and valuation of securities under K-IFRS, see Note 2 of the notes to Kyongnam Bank’s consolidated financial statements for the years ended December 31, 2011 and 2012.

Maturity Analysis

The following table sets forth the maturities of Kyongnam Bank’s debt securities (other than trading securities) as of June 30, 2013.

	As of June 30, 2013
	Within 1 Year		Over 1 but Within 5 Years		Over 5 but Within 10 Years		Over 10 Years	Total
	(in billions of Won)
Available-for-sale financial assets:
Government bonds	￦	20	￦	179	￦	119	—	￦	318
Financial debentures		161		40		—	—		201
Corporate bonds		154		1,026		—	—		1,180
Available-for-sale securities denominated in foreign currencies		2		—		—	—		2
Securities loaned		—		260		—	—		260

Sub-total	￦	337	￦	1,505	￦	119	—	￦	1,961

Held-to-maturity financial assets:
Government bonds	￦	112	￦	549	￦	—	—	￦	660
Financial debentures		160		70	￦	10	—		240
Corporate bonds		155		855		10	—		1,020

Sub-total	￦	427	￦	1,474	￦	20	—	￦	1,921

Total	￦	764	￦	2,979	￦	139	—	￦	3,882

Funding

Kyongnam Bank obtains funding for its lending activities from a variety of sources, both domestic and foreign. Kyongnam Bank’s principal source of funding is customer deposits. In addition, Kyongnam Bank acquires funding through the issuance of debentures, borrowings, including borrowings from the Bank of Korea, and call money.

Kyongnam Bank’s primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail deposits, in particular demand deposits and savings deposits.

In addition, Kyongnam Bank acquires funding through the incurrence of debt. Kyongnam Bank’s debt consists mainly of debentures as well as borrowings from financial institutions, the Korean government and Korean government-affiliated funds. Such borrowings are generally long-term borrowings, with maturities ranging from one year to five years.

Deposits

Although the majority of Kyongnam Bank’s deposits are short-term, it has been Kyongnam Bank’s experience that the majority of Kyongnam Bank’s depositors generally roll over their deposits at maturity, providing Kyongnam Bank with a stable source of funding. The following table shows the balances of Kyongnam Bank’s deposits as of the dates indicated:

	As of December 31,									As of June 30,
	2010			2011			2012			2013(1)
	(in billions of Won)
Deposits in local currency:
Demand deposits	￦	1,373		￦	1,529		￦	1,763		￦	2,080
Time deposits		12,969			16,345			18,611			20,154
Mutual instalment deposits		43			21			15			12
Certificates of deposit		238			126			157			442
Money trust		N/A	(2)		N/A	(2)		N/A	(2)		48
Deposits in foreign currencies		218			125			175			185
Present value discount		(6)			(3)			(2)			(4)

Total	￦	14,835		￦	18,144		￦	20,720		￦	22,917

(1)	Pursuant to K-IFRS 1110, Consolidated Financial Statements, which is effective for periods beginning on January 1, 2013, Kyongnam Bank’s unaudited interim consolidated financial statements appearing elsewhere in this Information Statement include trust accounts for which Kyongnam Bank guarantees only the repayment of principal, which were not previously subject to consolidation. The consolidated balance sheet data as of December 31, 2010, 2011 and 2012 have not been restated to reflect this change. For further information, see Note 2-(1)-1 of the notes to Kyongnam Bank’s unaudited interim consolidated financial statements included elsewhere in this Information Statement.
(2)	N/A means not applicable.

The following table presents the remaining maturities of Kyongnam Bank’s time deposits and negotiable certificates of deposit which had a fixed maturity as of June 30, 2013.

	Within 3 months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 5 years		More than 5 years		Total
	(in billions of Won)
Time deposits	￦	9,580	￦	4,031	￦	2,826	￦	3,095	￦	568	￦	54	￦	20,154
Certificates of deposit		244		165		17		16		1		0		443

Total	￦	9,824	￦	4,196	￦	2,843	￦	3,111	￦	569	￦	54	￦	20,597

Debt

The following table shows the balances of Kyongnam Bank’s debt as of the dates indicated.

	As of and for the years ended December 31,						As of June 30,
	2010		2011		2012		2013
	(in billions of Won)
Borrowings:
Borrowings in Won	￦	1,492	￦	1,732	￦	1,829	￦	1,813
Borrowings in foreign currencies		920		1,060		829		861
Bonds sold under repurchase agreements		45		59		171		161
Call money		208		6		487		74
Bills sold		26		35		31		24
Less: present value discount		(0)		(0)		(1)		(1)
Debentures:
Ordinary bonds		610		340		100		100
Subordinated bonds		896		1,046		1,246		1,146
Less: discount on debentures		(3)		(1)		(1)		(1)

Total	￦	4,193	￦	4,277	￦	4,692	￦	4,176

The following table presents the maturity schedule of Kyongnam Bank’s debt as of June 30, 2013.

	Within 3 months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 5 years		More than 5 years		Total
	(in billions of Won)
Borrowings:
Borrowings in Won	￦	559	￦	90	￦	97	￦	95	￦	749	￦	223	￦	1,813
Borrowings in foreign currencies		386		88		50		49		288		—		861
Bonds sold under repurchase agreements		—		41		—		7		112		—		161
Call money		74		—		—		—		—		—		74
Bills sold		22		2		—		—		—		—		24
Debentures:
Ordinary bonds		—		—		100		—		—		—		100
Subordinated bonds		—		—		150		80		616		300		1,146

Total	￦	1,041	￦	221	￦	397	￦	231	￦	1,765	￦	523	￦	4,178

Risk Management

As a financial services provider, Kyongnam Bank is exposed to various risks related to its lending and trading businesses, its funding activities and its operating environment. Kyongnam Bank’s goal in risk management is to maintain capital adequacy and financial stability through the comprehensive appraisal and management of significant risks that arise in management activities by striking an optimal balance between risk and return. Kyongnam Bank strives to ensure that it identifies, measures, monitors, controls and reports the various risks that arise, and that its organization adheres strictly to the policies and procedures which it has established to address these risks.

Kyongnam Bank delegates risk management authority to its Risk Management Committee. The Risk Management Committee measures and monitors the various risks faced by Kyongnam Bank and reports to Kyongnam Bank’s board of directors regarding decisions that it makes on risk management issues. The Risk Management Committee sets Kyongnam Bank’s risk management strategy, maintains its adequacy of capital and manages its risk tolerance limits. The Risk Management Committee is supported by the Risk Management Council, which is responsible for the implementation of risk management policies and guidelines of the Risk Management Committee, including by reviewing and reporting on agenda items to be discussed at meetings of the Risk Management Committee, reviewing reports from the Risk Management Department and performing any other duties delegated by the Risk Management Committee. At the operational level, Kyongnam Bank’s Risk Management Department works closely with its business divisions to implement risk management strategies, policies and procedures in accordance with the risk management strategies determined by the Risk Management Committee.

The primary components of Kyongnam Bank’s risk management platform are credit risk, market risk, liquidity risk and operational risk, and Kyongnam Bank strives to manage these and other risks within acceptable limits.

Credit risk is the risk of expected and unexpected losses in the event of borrower or counterparty defaults. Credit risk management aims to improve asset quality and generate stable profits while reducing risk through diversified and balanced loan portfolios. Kyongnam Bank determines the creditworthiness of each type of borrower or counterparty through reviews conducted by its credit experts and through its credit rating systems, and Kyongnam Bank sets a credit limit for each borrower or counterparty. Kyongnam Bank’s key credit risk management processes include establishing credit policy, credit evaluation and approval, industry assessment, collateral evaluation and monitoring, credit risk assessment, early warning and credit review and post-credit extension monitoring.

Market risk is the risk that the fair value of financial instruments or future cash flows is affected by the volatility of market rates and prices such as interest rates, stock prices and foreign exchange rates. The major risks to which Kyongnam Bank is exposed are interest rate risk on debt instruments and interest-bearing securities, equity risk and foreign exchange risk. The financial instruments that expose Kyongnam Bank to these risks are securities and financial derivatives. Kyongnam Bank is not exposed to significant commodity risk, the other recognised form of market risk, as it does not engage in transactions with respect to commodities. To ensure adequate market risk management, Kyongnam Bank has assigned the responsibilities for its market risk management control to its Risk Management Department, which establishes and implements market risk management policies, procedures and systems, monitors and reviews the market risk management procedures and activities of Kyongnam Bank’s business operations, and independently reports to Kyongnam Bank’s management on the related issues.

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds resulting from, for example, maturity mismatches, obtaining funds at a high price or disposing of assets at an unfavorable price due to lack of available funds. Kyongnam Bank manages its liquidity in order to meet its financial liabilities from withdrawals of deposits, redemption of matured debentures and repayments at maturity of borrowed funds. Kyongnam Bank also requires sufficient liquidity to fund loans, extend other credits and invest in securities. Kyongnam Bank’s liquidity management goal is to meet all its liability repayments on time and fund all investment opportunities even under adverse conditions. To date, Kyongnam Bank has not experienced significant liquidity risk events.

Operational risk is broadly defined by Kyongnam Bank to include the risk caused by inadequate internal processes or external factors such as labor or systematic problems. Each of Kyongnam Bank’s relevant business units has primary responsibility for identifying operational risk related to it. In addition, the Risk Management Department is responsible for establishing and implementing Kyongnam Bank’s enterprise-wide operational risk strategies, policies and processes. It is also responsible for establishment, operation and improvement of operational risk management systems and management of Kyongnam Bank’s loss data. Tolerable limits for operational risk are set at least once a year subject to approval from the Risk Management Committee. Operational risk is measured and is reported to Kyongnam Bank’s management, the Risk Management Council and the Risk Management Committee on a regular basis.

For additional discussion and detailed numerical data on Kyongnam Bank’s risk management activities and risk profile, see Note 4 of the notes to Kyongnam Bank’s consolidated interim financial statements for the six months ended June 30, 2012 and 2013, Note 4 of the notes to Kyongnam Bank’s consolidated financial statements for the years ended December 31, 2011 and 2012 and Note 4 of Kyongnam Bank’s consolidated financial statements for the years ended December 31, 2010 and 2011.

MANAGEMENT

Board of Directors

The board of directors of KNB Financial Group will have ultimate responsibility for managing its affairs. Upon the establishment of KNB Financial Group, the board is initially expected to comprise one standing director and five outside directors. Standing directors are directors who are full-time executive officers of KNB Financial Group, while outside directors are directors who are not full-time executive officers.

The articles of incorporation of KNB Financial Group will provide that the board can have no more than 15 directors. Standing directors must comprise less than 50% of the total number of directors and there must be at least three outside directors. Each standing director may be elected for a term of office not exceeding three years, as determined at the general meeting of shareholders, and may be re-elected. Each outside director may be elected for a term of office not exceeding two years, and may be re-elected for successive one-year terms, provided that the outside director may not serve in such office for more than five consecutive years. In addition, with respect to both standing and outside directors, such term of office is extended until or reduced to, as the case may be, the close of the annual general meeting of shareholders convened in respect of the last fiscal year of the director’s term of office. These terms are subject to the Korean Commercial Code, the Financial Holding Company Act and related regulations. Each director may be re-elected, subject to these laws and regulations.

The names and positions of the persons who will be initial directors of KNB Financial Group are set forth below.

Position	Name	Date of Birth	Career Background
Representative Director and Standing Director	Young-Been Park	September 23, 1954	Chief Executive Officer, Kyongnam Bank (current) Senior Executive President, Kyongnam Bank Vice President, Woori Investment & Securities

Outside Director and Audit Committee Member	Ki-Woo Lee	July 28, 1955	Deputy Mayor, City of Busan President, Small & Medium Business Corporation

Outside Director and Audit Committee Member	Seok-Hee Lee	August 28, 1951	Director, Gyeongsangnam-do Development Corporation Representative Director, GK Fixed Link Corporation

Outside Director and Audit Committee Member	Won-Koo Park	January 14, 1952	Professor, Graduate School of Management of Technology, Korea University (current) Representative Director, Erlang System

Outside Director and Audit Committee Member	Jong-Boo Kim	February 23, 1954	Deputy Mayor, City of Changwon Member of Staff to Deputy Minister of Home Affairs of Korea

Outside Director and Audit Committee Member	Yeon-Seo Park	August 26, 1964	Employed by the KDIC (current)

The above list of directors may be amended by resolution of the board of directors of Woori Finance Holdings prior to the date of notice or public announcement of the convening of the extraordinary general meeting of its shareholders to approve the Spin-off. The maximum aggregate amount of the compensation to be paid by KNB Financial Group to its directors for the first fiscal year after its establishment will be Won 1.5 billion.

If any director wishes to enter into a transaction with KNB Financial Group in his or her personal capacity, he or she must obtain the prior approval of its board of directors. The director having an interest in the transaction may not vote at the meeting during which the board approves the transaction.

Executive Officers

In addition to the standing director, who will also be an executive officer, KNB Financial Group will have other executive officers, whose identities are expected to be determined prior to the Spin-Off Date.

Committees of the Board of Directors

In accordance with the articles of incorporation of KNB Financial Group and applicable Korean law (including the Financial Holding Company Act), KNB Financial Group will form an audit committee comprising at least three directors, two-thirds or more of whom must be outside directors. Each of the outside directors of KNB Financial Group is expected to also serve as initial members of the audit committee upon its establishment. In addition, the articles of incorporation of KNB Financial Holdings will provide that the following committees may also be formed and serve under its board of directors:

•	Management Committee;

•	Business Development and Compensation Committee;

•	Risk Management Committee; and

•	Outside Directors Recommendation Committee.

DESCRIPTION OF CAPITAL STOCK

Set forth below is information relating to the capital stock of KNB Financial Group, including brief summaries of some of the provisions of its articles of incorporation (which will become effective as of the date of its registration of incorporation), the Korean Commercial Code, the Financial Investment Services and Capital Markets Act, and other related laws of Korea. These summaries do not purport to be complete and are subject to the articles of incorporation of KNB Financial Group and the applicable provisions of such laws.

Following the establishment of KNB Financial Group, its authorized share capital will be 500,000,000 shares. The articles of incorporation of KNB Financial Group will authorize it to issue:

•	shares of common stock, par value Won 5,000 per share; and

•	“class shares,” par value Won 5,000 per share.

Upon the establishment of KNB Financial Group, 78,420,912 shares of its common stock will be issued and outstanding. Pursuant to its articles of incorporation, KNB Financial Group will be authorized to issue various types of “class shares,” which include shares of non-voting preferred stock, convertible stock, redeemable stock and hybrid securities comprising one or more elements of the foregoing types of shares. There will be no class shares issued or outstanding immediately following the incorporation of KNB Financial Group. KNB Financial Group may issue unissued shares without further shareholder approval, but these issuances will be subject to a board resolution as provided in the articles of incorporation. See “—Pre-emptive Rights and Issuances of Additional Shares” and “—Dividends and Other Distributions—Distribution of Free Shares.”

The articles of incorporation of KNB Financial Group will allow its shareholders, by special resolution, to grant to its directors, officers and employees stock options exercisable for up to 10% of the total number of its issued and outstanding shares. The board of directors may also grant to persons other than the directors of KNB Financial Group stock options exercisable for up to 1% of its issued and outstanding shares. However, any grant by the board of directors will have to be approved by the shareholders at their next general meeting convened immediately after the grant date. The total number of shares issuable upon exercise of stock options granted to each director, officer or employee of KNB Financial Group may not exceed 1% of the total number of its issued and outstanding shares. Immediately following the establishment of KNB Financial Group, its officers, directors and employees will not hold any options to purchase shares of common stock.

KNB Financial Group will issue share certificates in denominations of one, five, ten, 50, 100, 500, 1,000 and 10,000 shares.

Organization and Register

KNB Financial Group will be a financial holding company established under the Financial Holding Company Act. We expect that KNB Financial Group will be incorporated under the laws of Korea after the Approval Date subject to regulatory approval. KNB Financial Group will be registered with the commercial registry office of Changwon District Court. KNB Financial Group will maintain the register of its shareholders at its principal office in Changwon, Gyeongsangnam-do, Korea. The initial transfer agent after incorporation of KNB Financial Group will be the Korea Securities Depository. Transfers of shares will be registered on the register of shareholders upon presentation of the share certificates.

Interests of Directors

The articles of incorporation of KNB Financial Group will provide that any director who has a material interest in the subject matter of a resolution to be taken by the board of directors cannot vote on such resolution. The articles of incorporation of KNB Financial Group will also provide that the remuneration and severance pay of its directors is to be determined by the resolution of the general meeting of shareholders.

The articles of incorporation of KNB Financial Group will not contain any special provisions with respect to the borrowing powers exercisable by directors, their retirement age or a requirement to hold any shares of its capital stock.

Dividends and Other Distributions

Dividends. KNB Financial Group will distribute dividends to shareholders in proportion to the number of shares of the relevant class of capital stock they own. Following its establishment, it is expected that KNB Financial Group will pay full annual dividends on newly issued shares for the year in which they are issued, subject to the requirements of the Korean Commercial Code and other applicable laws and regulations.

KNB Financial Group will declare its dividend annually at the annual general meeting of shareholders. KNB Financial Group will generally hold the annual general meeting of shareholders within three months after the end of each fiscal year. KNB Financial Group will pay the annual dividend to the shareholders of record as of the end of the preceding fiscal year within one month after such meeting. The annual dividend may be distributed in cash or shares. In addition, KNB Financial Group may declare, and distribute in cash or shares, quarterly dividends pursuant to a board resolution.

Under the Korean Commercial Code and its articles of incorporation, KNB Financial Group will not have an obligation to pay any annual or interim dividend unclaimed for five years from the payment date.

The Financial Holding Company Act and related regulations require that each time a Korean financial holding company pays an annual dividend, it must set aside in its legal reserve to stated capital an amount equal to at least one-tenth of its net income after tax until the amount set aside reaches at least the aggregate amount of its stated capital. Unless it sets aside this amount, a Korean financial holding company may not pay an annual dividend. Following its establishment, KNB Financial Group is expected to set aside the regulatory reserve for credit losses and reserves for severance pay in addition to this legal reserve.

For information regarding taxation of dividends, see “Item 10E. Taxation—United States Taxation—Dividends” and “—Korean Taxation—Taxation of Dividends” of the Woori Finance Holdings 20-F, which is incorporated herein by reference.

Distribution of Free Shares. Under the Korean Commercial Code, KNB Financial Group will be permitted to pay dividends in the form of shares out of retained or current earnings. KNB Financial Group will also be permitted to distribute to its shareholders, in the form of free shares, an amount transferred from the capital surplus or legal reserve. Such free shares must be distributed pro rata to all shareholders.

Pre-emptive Rights and Issuances of Additional Shares

KNB Financial Group may issue authorized but unissued shares as its board of directors may determine, unless otherwise provided in the Korean Commercial Code. It will, however, have to offer any new shares on uniform terms to all shareholders who have preemptive rights and are listed on its shareholders’ register as of the applicable record date. Those shareholders will be entitled to subscribe for any newly issued shares in proportion to their existing shareholdings. The articles of incorporation of KNB Financial Group will provide, however, that it may issue new shares pursuant to a board resolution to persons other than existing shareholders if those shares are:

•	publicly offered pursuant to Article 165-6 of the Financial Investment Services and Capital Markets Act and other relevant laws (provided that the number of shares so offered may not exceed 50% of KNB Financial Group’s total number of issued and outstanding shares);

•	issued to the members of the employee stock ownership association of KNB Financial Group pursuant to relevant provisions of the Financial Investment Services and Capital Markets Act and other relevant laws;

•	issued to directors, officers or employees as a result of the exercise of stock options KNB Financial Group grants to them pursuant to the Korean Commercial Code and other relevant laws;

•	issued to a depositary for the purpose of issuing depositary receipts pursuant to relevant provisions of Financial Investment Services and Capital Markets Act and other relevant laws (provided that the number of shares so issued may not exceed 50% of KNB Financial Group’s total number of issued and outstanding shares);

•	issued to specified foreign or domestic financial institutions or institutional investors for managerial requirements (provided that the number of shares so issued may not exceed 50% of KNB Financial Group’s total number of issued and outstanding shares); or

•	issued (1) for the purpose of (x) introducing advanced financial technology and knowhow, (y) improving the financial structure or financial condition of KNB Financial Group or its subsidiaries, or (z) strategic business cooperation or other managerial needs, or (2) to a third party which is in a close business relationship or has contributed to the management of KNB Financial Group (provided in all cases that the number of shares so issued may not exceed 50% of its total number of issued and outstanding shares).

KNB Financial Group must give public notice of pre-emptive rights for new shares and their transferability not less than two weeks before the record date (excluding the period during which the shareholders’ register is closed). KNB Financial Group will notify the shareholders who are entitled to subscribe for newly issued shares of the deadline for subscription at least two weeks prior to the deadline. If a shareholder fails to subscribe on or before the deadline, its pre-emptive rights will lapse. KNB Financial Group must cancel the issuance of shares in respect of which preemptive rights have not been exercised, subject to certain exceptions.

Under the Financial Investment Services and Capital Markets Act, each member of the employee stock ownership association of KNB Financial Group, whether or not they are shareholders, will have a preemptive right, subject to certain exceptions, to subscribe for up to 20% of any shares it publicly offers. This right will be exercisable only so long as the total number of shares so acquired and held by the member does not exceed 20% of the total number of shares then outstanding.

In addition, the articles of incorporation of KNB Financial Group will permit it to issue convertible bonds or bonds with warrants, each up to an aggregate principal amount of Won 500 billion, to persons other than existing shareholders. Under the Korean Commercial Code, KNB Financial Group will be permitted to distribute convertible bonds or bonds with warrants to persons other than existing shareholders only when it deems that this distribution is necessary for managerial purposes, such as obtaining new financial technology or improving its financial condition. In the event that KNB Financial Group issues new shares, the foregoing provision would be applicable notwithstanding any provision in its articles of incorporation allowing issuance of new shares to persons other than existing shareholders.

Voting Rights

Each outstanding share of the common stock of KNB Financial Group will be entitled to one vote. However, voting rights may not be exercised for shares that KNB Financial Group holds or shares that a corporate shareholder holds, if KNB Financial Group directly or indirectly owns more than one-tenth of the outstanding capital stock of such shareholder. The articles of incorporation of KNB Financial Group will not prohibit cumulative voting. Accordingly, the Korean Commercial Code will permit holders of an aggregate of 3% or more of the outstanding shares of KNB Financial Group with voting rights to request cumulative voting when electing two or more directors.

The Korean Commercial Code and the articles of incorporation of KNB Financial Group will provide that an ordinary resolution may be adopted if the holders of at least a majority of those shares of common stock present or represented at a meeting approve the resolution and the majority also represents at least one-fourth of the total number of its issued and outstanding shares of common stock. Holders of non-voting shares (other than enfranchised non-voting shares) will not be entitled to vote on any resolution or to receive notice of any general meeting of shareholders, unless the meeting agenda includes considering a resolution on which they will be entitled to vote. If the annual general meeting of shareholders resolves not to pay to holders of any class shares the annual dividend determined by the board of directors when KNB Financial Group issued those shares, those holders will be entitled to exercise voting rights from the general meeting following the meeting adopting that resolution until the end of a meeting where a resolution is passed declaring payment of a dividend on such class shares. Holders of the enfranchised class shares will have the same rights as holders of common stock to request, receive notice of, attend and vote at a general meeting of shareholders.

The Korean Commercial Code provides that the holders of at least two-thirds of those shares present or represented at a meeting must approve the adoption of a special resolution, and the special majority must represent at least one-third of the total issued and outstanding shares with voting rights of the company. Special resolutions will be required to:

•	amend the articles of incorporation;

•	change the authorized share capital of KNB Financial Group;

•	remove a director;

•	dissolve, merge or consolidate KNB Financial Group;

•	transfer the whole or a significant part of the business of KNB Financial Group;

•	acquire all of the business of another company;

•	acquire a part of the business of another company that has a material effect on the business of KNB Financial Group; and

•	issue new shares at a price lower than their par value.

In addition, the holders of each outstanding class of the class shares of KNB Financial Group must adopt a separate resolution in connection with an amendment to its articles of incorporation, any merger or consolidation or in certain other cases where their rights or interests are adversely affected. With respect to each class, holders of at least two-thirds of the class shares present or represented at a meeting must approve the adoption of that resolution, and those holders must hold class shares representing at least one-third of the total issued and outstanding class shares of the same class of KNB Financial Group.

A shareholder may exercise its voting rights by proxy given to another person. The proxy must present the power of attorney before the start of the meeting.

Liquidation Rights

If KNB Financial Group is liquidated, the assets remaining after the payment of all its debts, liquidation expenses and taxes will be distributed to shareholders in proportion to the number of shares they hold. Holders of class shares will have no preferences in liquidation.

General Meetings of Shareholders

There will be two types of general meetings of shareholders: annual general meetings and extraordinary general meetings. KNB Financial Group will be required to convene its annual general meeting within three months after the end of each fiscal year. Subject to a board resolution or court approval, an extraordinary general meeting of shareholders may be held:

•	when KNB Financial Group deems one necessary;

•	at the request of the holders of an aggregate of 3% or more of its outstanding shares;

•	at the request of the holders of an aggregate of 1.5% or more of its outstanding shares with voting rights who have held those shares for at least six months; or

•	at the request of any member of its audit committee.

Holders of non-voting shares will be entitled to request a general meeting only if their non-voting shares have become enfranchised. Meeting agendas will be determined by the board of directors of KNB Financial Group or proposed by holders of an aggregate of 3% or more of its outstanding shares with voting rights or by holders of an aggregate of 1% (0.5% for listed companies with not less than Won 100 billion of equity capital as of the end of the immediately preceding fiscal year) or more of those shares who have held those shares for at least six months by way of a written proposal to the board of directors at least six weeks before the meeting. KNB Financial Group must give shareholders written notices or e-mail notices stating the date, place and agenda of the meeting at least two weeks before the date of the meeting. However, KNB Financial Group may give notice to holders of 1% or less of the total number of issued and outstanding shares that are entitled to vote by placing at least two public notices at least two weeks in advance of the meeting in Kyungnam Shinmun, a newspaper of general circulation in Changwon, Gyeongsangnam-do, Korea and Maeil Kyungjae, a newspaper of general circulation in Seoul, Korea, or by notification on the electronic disclosure system operated by the Financial Supervisory Service or the Korea Exchange. Shareholders who are not recorded on the shareholders’ register as of the record date will not be entitled to receive notice of the general meeting of shareholders or to attend or vote at the meeting. Unless their non-voting shares have been enfranchised, holders of non-voting shares will not be entitled to receive notice of or vote at general meetings of shareholders. Holders of enfranchised non-voting shares who are recorded on the shareholders’ register as of the record date will be entitled to receive notice of the general meeting of shareholders and to attend and vote at the meeting.

KNB Financial Group will generally hold its general meeting of shareholders at its head office, which is its registered head office. If necessary, it may hold the meeting anywhere in the vicinity of its head office or in Seoul.

Rights of Dissenting Shareholders

Pursuant to the Financial Investment Services and Capital Markets Act and the Law on the Improvement of the Structure of the Financial Industry, in certain limited circumstances dissenting holders of shares of the common stock and class shares of KNB Financial Group will have the right to require it to purchase their shares. These circumstances include:

•	if KNB Financial Group transfers all or any significant part of its business;

•	if KNB Financial Group acquires a part of the business of any other company and the acquisition has a material effect on the business of KNB Financial Group; or

•	if KNB Financial Group merges or consolidates with another company.

To exercise this right, shareholders must submit to KNB Financial Group a written notice of their intention to dissent prior to the general meeting of shareholders called to approve the transaction in question. Within 20 days (or ten days, in the case of a merger or consolidation under the Law on Improvement of the Structure of the Financial Industry) after the date on which shareholders pass the relevant resolution at the general meeting, the dissenting shareholders must request in writing that KNB Financial Group purchase their shares. KNB Financial Group must purchase those shares within one month after the end of the request period (within two months after the receipt of the request in the case of a merger or consolidation under the Law on Improvement of the Structure of Financial Industry) at a negotiated price. If KNB Financial Group cannot agree with the shareholder on a purchase price through negotiations, the price will be the arithmetic mean of the weighted average of the daily stock prices on the KRX KOSPI Market for:

•	the two-month period prior to the date the relevant board of directors’ resolution was adopted;

•	the one-month period prior to the date the relevant board of directors’ resolution was adopted; and

•	the one-week period prior to the date the relevant board of directors’ resolution was adopted.

Pursuant to the Financial Investment Services and Capital Markets Act, if KNB Financial Group or the dissenting shareholders do not accept the purchase price, either party may bring a claim in court.

In the case of a merger or consolidation pursuant to the Law on the Improvement of the Structure of Financial Industry where the Korean government or the KDIC provides financial support, procedures different from those in the case of a merger or consolidation pursuant to the Financial Investment Services and Capital Markets Act will apply. For example, if the relevant parties cannot agree on a purchase price, the price will be determined by an accounting expert. However, a court may adjust this price if KNB Financial Group or holders of at least 30% of the shares it must purchase do not accept the purchase price determined by the accounting expert and request an adjustment no later than 30 days from the date of the determination of the purchase price.

Required Disclosure of Ownership

Under Korean law, shareholders who beneficially hold more than a certain percentage of common stock of KNB Financial Group, or who are related to or are acting in concert with other holders of certain percentages of its common stock or its other equity securities, must report their holdings to various governmental authorities. For a description of the required disclosure of ownership, see “Item 9C. Markets—Reporting Requirements for Holders of Substantial Interests” and “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Restriction on Ownership of a Financial Holding Company” of the Woori Finance Holdings 20-F, which is incorporated herein by reference.

Other Provisions

Record Date. The record date for annual dividends will be December 31. For the purpose of determining the holders of shares entitled to annual dividends, KNB Financial Group may close the register of its shareholders for the period from January 1 until January 15. Further, the Korean Commercial Code and the articles of incorporation of KNB Financial Group will permit it, upon at least two weeks’ public notice, to set a record date and/or close the register of shareholders for not more than three months for the purpose of determining the shareholders entitled to certain rights pertaining to the shares. The trading of shares and the related delivery of share certificates may continue while the register of shareholders is closed.

Annual and Interim Reports. At least one week before the annual general meeting of shareholders, KNB Financial Group must make its annual report and audited financial statements available for inspection at its head office and at all of its branch offices. KNB Financial Group must make copies of its annual reports, its audited financial statements and any resolutions adopted at the general meeting of shareholders available to its shareholders.

Under the Financial Investment Services and Capital Markets Act, KNB Financial Group must file with the Financial Services Commission and the KRX KOSPI Market:

•	an annual report within 90 days after the end of each fiscal year;

•	a half-year report within 45 days after the end of the first six months of each fiscal year; and

•	quarterly reports within 45 days after the end of the first three months and nine months of each fiscal year.

Copies of these reports will be available for public inspection at the Financial Services Commission and the KRX KOSPI Market.

Transfer of Shares. Under the Korean Commercial Code, share transfers are effected by the delivery of share certificates. The Financial Investment Services and Capital Markets Act provides, however, that in case of a company listed on the KRX KOSPI Market (such as KNB Financial Group following the expected listing of its shares on the KRX KOSPI Market), share transfers can be effected using a book-entry system. The transferee must have its name and address registered on the register of shareholders of KNB Financial Group in order to assert its shareholder’s rights. For this purpose, shareholders must file their name, address and seal with KNB Financial Group. Non-resident shareholders must inform KNB Financial Group of the name of their proxy in Korea to which it can send notices. Under current Korean regulations, the following entities may act as agents and provide related services for foreign shareholders:

•	the Korea Securities Depository;

•	internationally recognized foreign custodians;

•	financial investment companies with a dealing license (including domestic branches of foreign financial investment companies with such license);

•	financial investment companies with a brokerage license (including domestic branches of foreign financial investment companies with such license);

•	foreign exchange banks (including domestic branches of foreign banks); and

•	financial investment companies with a collective investment license (including domestic branches of foreign financial investment companies with such license).

Foreign shareholders may appoint a standing proxy from the foregoing and generally may not allow any person other than the standing proxy to exercise rights to the acquired shares or perform any tasks related thereto on their behalf.

Foreign exchange controls and securities regulations will apply to the transfer of shares by non-residents or non-Koreans. See “Item 9C. Markets” of the Woori Finance Holdings 20-F, which is incorporated herein by reference.

Except as provided in the Financial Holding Company Act, the maximum aggregate shareholdings of a single shareholder or a person in a “special relationship” with any shareholder will be 15% of the total number of issued and outstanding voting shares of KNB Financial Group. See “Item 4B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Restriction on Ownership of a Financial Holding Company” of the Woori Finance Holdings 20-F, which is incorporated herein by reference.

Acquisition by KNB Financial Group of Its Shares. Under the Korean Commercial Code, KNB Financial Group may acquire shares of its own capital stock under its name and for its own account upon a resolution of the general meeting of shareholders by either (i) purchasing such shares on the applicable stock exchange with respect to marketable securities traded on such stock exchange or (ii) purchasing shares, other than any redeemable shares as defined in Article 345, Paragraph (1) of the Korean Commercial Code, from each shareholder in proportion to their existing shareholding ratio through the methods set forth in the Presidential Decree under Article 345, Paragraph (1) of the Korean Commercial Code, provided that the total purchase price may not exceed the amount of KNB Financial Group’s profit that may be distributed as dividends for the immediately preceding fiscal year.

In addition, pursuant to the Financial Investment Services and Capital Markets Act and after submission of certain reports to the Financial Services Commission, KNB Financial Group may purchase its own capital stock on the KRX KOSPI Market or through a tender offer. KNB Financial Group may also acquire interests in its capital stock through agreements with trust companies, securities investment companies or investment trust management companies. The aggregate purchase price of its capital stock may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year.

In general, subsidiaries, 50% or more of the shares of which are owned by KNB Financial Group will not be permitted to acquire the capital stock of KNB Financial Group.

INFORMATION ABOUT WOORI FINANCE HOLDINGS

Woori Finance Holdings is a corporation organized under the laws of Korea with its principal executive offices at 203 Hoehyon-dong, 1-ga, Chung-gu, Seoul 100-792, Korea. The telephone number of Woori Finance Holdings at this location is +82 (2) 2125-2110. The Woori Finance Holdings 20-F, which is incorporated by reference into this Information Statement, contains a description of its business and a review of its financial condition and performance through December 31, 2012. Unaudited interim financial information for Woori Finance Holdings for 2013 is contained in its report on Form 6-K filed on August 14, 2013, which is also incorporated by reference into this Information Statement.

Following the Spin-off, Woori Finance Holdings will continue to operate as the holding company for its subsidiaries (other than Kwangju Bank and Kyongnam Bank), collectively engaging in a broad range of businesses, including commercial banking, credit cards, capital markets activities, international banking, asset management and bancassurance, subject to the Korean government’s plan to privatize it and its subsidiaries in a series of transactions. See “Risk Factors — Risks relating to the Spin-off — Risks relating to Woori Finance Holdings — The implementation of the Spin-off, as well as other aspects of the Korean government’s privatization plan, may have an adverse effect on Woori Finance Holdings and your interests as a shareholder.”

CONTROLLING SHAREHOLDERS AND CERTAIN BENEFICIAL OWNERS

Following the Spin-off, shareholders of Woori Finance Holdings will initially have the same percentage ownership of the outstanding common stock of KJB Financial Group and KNB Financial Group as their percentage ownership of the outstanding common stock of Woori Finance Holdings. The following table presents information regarding the beneficial ownership of Woori Finance Holdings’ common stock as of June 30, 2013 by each person or entity known to Woori Finance Holdings to own beneficially more than 5.0% of the outstanding shares of its common stock:

Except as otherwise indicated, each shareholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

Beneficial Owner	Number of Common Shares	Percentage of Total Common Shares	Percentage of Total Shares on a Fully Diluted Basis
KDIC	459,198,609	56.97	56.97
National Pension Service	48,428,473	6.01	6.01

As of June 30, 2013, the chairman and chief executive officer of Woori Finance Holdings owned 14,300 shares of its common stock. None of the executive officers (other than the chairman and chief executive officer) and outside directors of Woori Finance Holdings owned any shares of its common stock.

Other than as set forth above, no other person or entity known by Woori Finance Holdings to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the outstanding shares of its common stock or exercised control or could exercise control over it as of June 30, 2013.

INDEPENDENT ACCOUNTANTS

The consolidated financial statements of each of Kwangju Bank and Kyongnam Bank as of and for the years ended December 31, 2010, 2011 and 2012 included in this Information Statement have been audited by Deloitte Anjin LLC, an independent registered public accounting firm. The consolidated interim financial statements of each of Kwangju Bank and Kyongnam Bank as of June 30, 2013 and for the six months ended June 30, 2012 and 2013 included in this Information Statement have been reviewed by Deloitte Anjin LLC.

INDEPENDENT ACCOUNTS’ REVIEW REPORT

English Translation of a Report Originally Issued in Korean

To the Shareholder and the Board of Directors of

Kwangju Bank:

Report on the consolidated financial statements

We have reviewed the accompanying consolidated financial statements of Kwangju Bank and its subsidiaries (the “Group”). The condensed financial statements consist of the condensed consolidated statements of financial position as of June 30, 2013 and the related condensed consolidated statements of comprehensive income for the three months and six months ended June 30, 2013 and 2012, the related condensed changes in equity and cash flows for the six months ended June 30, 2013 and 2012, and a summary of significant accounting polices and other explanatory information.

Management’s responsibility for the consolidated financial statements

The Group’s management is responsible for the preparation and fair presentation of the accompanying condensed consolidated financial statements and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent accountants’ responsibility

Our responsibility is to express a conclusion on the accompanying condensed consolidated financial statements based on our review.

We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements of the Group are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034, Interim Financial Reporting.

Others

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the consolidated statement of financial position of the Group as of December 31, 2012 and the related consolidated statement of comprehensive income, changes in equity and cash flows for the year then ended (not presented herein) and in our report dated February 22, 2013, we expressed an unqualified opinion on those consolidated financial statements. The accompanying restated condensed statement of financial position as of December 31, 2012, which is comparatively presented in the accompanying consolidated financial statement, does not differ in material respects from such audited consolidated statement of financial position.

August 14, 2013

Notice to Readers

This report is effective as of August 14, 2013, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between this review report date and the time the report is read. Such events or circumstances could significantly affect the accompanying consolidated financial statements and may result in modifications to the accountants’ review report.

KWANGJU BANK (the “Group”)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012

The accompanying consolidated financial statements, including all footnote disclosures, were prepared by and are the responsibility of the Group.

Ki Jin Song

Chairman and Chief Executive Officer

KWANGJU BANK (the “Group”)

KWANGJU BANK

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

	Korean won
	June 30, 2013		December 31, 2012
	(In millions)
ASSETS

Cash and cash equivalents (Notes 6 and 41)	￦	185,128	￦	455,521
Financial assets at fair value through profit or loss (Notes 7, 11,12 and 24)		399,646		387,377
Available-for-sale financial assets (Notes 8 and 11)		1,034,748		917,896
Held-to-maturity financial assets (Notes 9 and 11)		2,110,813		2,271,420
Loans and receivables (Notes 10, 11,12 and 41)		15,052,033		14,392,088
Investment properties (Note 13)		45,171		46,574
Premises and equipment, net (Note 14)		131,567		133,833
Intangible assets, net (Note 15)		13,451		8,730
Other assets (Notes 16 and 41)		12,600		12,078
Current tax assets		571		574

TOTAL ASSETS	￦	18,985,728	￦	18,626,091

LIABILITIES

Financial liabilities at FVTPL (Notes 11, 12, 18 and 24)	￦	2,957	￦	1,385
Deposits due to customers (Notes 11, 19 and 41)		13,528,790		13,049,390
Borrowings (Notes 11, 12, 20 and 41)		2,548,943		2,599,955
Debentures (Notes 11 and 20)		795,936		896,109
Retirement benefit obligation (Note 21)		8,061		5,805
Provisions (Note 22)		22,002		20,488
Other financial liabilities (Notes 11, 12, 23 and 41)		671,994		687,012
Other liabilities (Notes 23 and 41)		14,950		14,810
Derivative liabilities (Note 24)		18,695		22,196
Current tax liabilities		10,187		5,626
Deferred tax liabilities (Note 37)		5,114		6,803

TOTAL LIABILITIES	￦	17,627,629	￦	17,309,579

EQUITY
Capital stock (Note 25)	￦	247,069	￦	247,069
Hybrid securities (Note 25)		86,998		86,998
Other paid-in capital (Note 25)		84,551		84,551
Other capital components (Note 26)		17,036		8,040
Retained earnings (Notes 27 and 28)
(Regulatory reserve for credit loss as of June 30, 2013 is ￦89,109 million and planned regulatory reserve for credit loss as of June 30, 2013 and December 31, 2012 is ￦2,341 million and ￦35,983 million respectively)		922,445		889,854

		1,358,099		1,316,512

NON-CONTROLLING INTERESTS		—		—
TOTAL EQUITY		1,358,099		1,316,512

TOTAL LIABILITIES AND EQUITY	￦	18,985,728	￦	18,626,091

See accompanying notes to consolidated financial statements

KWANGJU BANK

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012

	2013				2012
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
	(Korean Won in millions, except per share data)
Net interest income(“NII”)(Notes 29 and 41):
Interest income	￦	221,224	￦	444,140	￦	248,296	￦	494,022
Interest expense		104,267		213,550		124,532		245,537

		116,957		230,590		123,764		248,485

Net fee and commission income (Notes 30 and 41):
Fees and commission income		12,479		24,908		12,689		25,281
Fees and commission expenses		8,357		17,225		8,033		15,089

		4,122		7,683		4,656		10,192

Dividend Income (Note 31)		4,999		12,350		6,156		12,036
Gain(loss) on financial instrument at FVTPL(Note 32)		(19,146)		1,816		18,258		7,998
Gain(loss) on AFS financial assets (Note 33)		(5,759)		(6,623)		1,565		2,100
Impairment losses for loans, other receivables, guarantees and unused commitments (Note 34)		(16,486)		(35,819)		(28,151)		(42,800)

Administrative expenses (Note 35)		(59,430)		(114,189)		(61,122)		(111,434)
Other operating income(expense) (Notes 35 and 41)		8,443		(22,316)		(9,599)		(8,693)
Operating income		33,700		73,492		55,527		117,884
Other non-operating income(expense) (Note 36)		(1,950)		(4,305)		(1,845)		(6,067)

NET INCOME BEFORE INCOME TAX EXPENSE		31,750		69,187		53,682		111,817

Income tax expense (Note 37)		5,648		13,633		12,912		27,310

NET INCOME (Note 28)
(Net income after the planned reserves provided is ￦57,895 million and ￦87,565 million for the six months ended June 30, 2013 and June 30, 2012, respectively)	￦	26,102	￦	55,554	￦	40,770	￦	84,507

Net income attributable to owners	￦	26,102	￦	55,554	￦	40,770	￦	84,507
Net income attributable to non-controlling interests		—		—		—		—

Other comprehensive income (loss), net of tax (Note 38)		5,342		8,996		1,637		3,558
Items subsequently reclassified to profit or loss
Gain(loss) on valuation of available-for-sale financial assets		(601)		5,495		3,430		2,345
Gain(loss) on valuation of HTM financial assets		—		—		33		33
Loss on valuation of derivatives on cash flow hedges		5,943		3,501		(1,826)		1,180

TOTAL COMPREHENSIVE INCOME	￦	31,444	￦	64,550	￦	42,407	￦	88,065

Comprehensive income attributable to owners	￦	31,444	￦	64,550	￦	42,407	￦	88,065
Comprehensive income attributable to non-controlling interests		—		—		—		—
Basic and diluted earnings per share (Note 39)	￦	497	￦	1,062	￦	794	￦	1,648

See accompanying notes to consolidated financial statements.

KWANGJU BANK

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012

Korean won in millions	Capital stock		Hybrid equity securities		Capital surplus		Other equity		Other capital components		Retained earnings		Controlling interests		Non- controlling interests		Total equity
Balance as of January 1, 2012	￦	247,069	￦	86,998	￦	60,378	￦	24,173	￦	13,230	￦	785,333	￦	1,217,181	￦	—	￦	1,217,181
Effect of change in accounting policy		—		—		—		—		(2,036)		2,036		—		—		—
January 1, 2012 (Restated)		247,069		86,998		60,378		24,173		11,194		787,369		1,217,181		—		1,217,181
Dividends		—		—		—		—		—		(31,284)		(31,284)		—		(31,284)
Net income		—		—		—		—		—		84,507		84,507		—		84,507
Gain on valuation of AFS financial assets		—		—		—		—		2,345		—		2,345		—		2,345
Gain on valuation of HTM financial assets		—		—		—		—		33		—		33		—		33
Cash flow hedge		—		—		—		—		1,180		—		1,180		—		1,180

Balance as of June 30, 2012	￦	247,069	￦	86,998	￦	60,378	￦	24,173	￦	14,752	￦	840,592	￦	1,273,962	￦	—	￦	1,273,962

Korean won in millions	Capital stock		Hybrid equity securities		Capital surplus		Other equity		Other capital components		Retained earnings		Controlling interests		Non- controlling interests		Total equity
Balance as of January 1, 2013	￦	247,069	￦	86,998	￦	60,378	￦	24,173	￦	8,040	￦	889,854	￦	1,316,512	￦	—	￦	1,316,512
Dividends		—		—		—		—		—		(22,963)		(22,963)		—		(22,963)
Net income		—		—		—		—		—		55,554		55,554		—		55,554
Gain on valuation of AFS financial assets		—		—		—		—		5,495		—		5,495		—		5,495
Cash flow hedge		—		—		—		—		3,501		—		3,501		—		3,501

Balance as of June 30, 2013	￦	247,069	￦	86,998	￦	60,378	￦	24,173	￦	17,036	￦	922,445	￦	1,358,099	￦	—	￦	1,358,099

See accompanying notes to consolidated financial statements.

KWANGJU BANK

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012

	Korean won
	2013		2012
	(In millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	￦	55,554	￦	84,507
Adjustment to net income:
Income tax expense		13,633		27,310
Interest income		(444,140)		(494,022)
Interest expense		213,550		245,537
Dividend income		(12,350)		(12,036)

		(229,307)		(233,211)

Additions of expenses not involving cash outflows:
Loss on valuation of financial assets designated at fair value through profit or loss		—		566
Loss on valuation of financial assets held for trading		30		—
Impairment loss on credit loss		35,819		42,800
Loss on disposal of premises and equipment and intangible assets and other assets		15		271
Depreciation of premises, equipment and investment properties and amortization of intangible assets		5,231		5,408
Loss on valuation of derivatives		2,817		803
Retirement benefits		5,384		5,053
Impairment loss on AFS financial assets		6,305		861
Loss on disposal of AFS financial assets		2,123		—
Loss on translation of foreign currency		126		411

		57,850		56,173

Deductions of revenues not involving cash inflows:
Gain on valuation of financial assets designated at fair value through profit or loss		—		(5,255)
Gain on valuation of financial assets held for trading		(34)		(53)
Gain on valuation of derivatives		(1,156)		(1,683)
Gain on disposal of premises and equipment and intangible assets and other assets		(103)		(18)
Gain on disposal of AFS financial assets		(1,805)		(2,961)
Gain on translation of foreign currency		(1,228)		(945)
Gain on other provisions		(245)		(17,360)

		(4,571)		(28,275)

(Continued)

KWANGJU BANK

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012

	Korean won
	2013		2012
	(In millions)
Changes in operating assets and liabilities:
Increase in financial assets at FVTPL	￦	(13,925)	￦	(13,456)
Increase in loans and receivables		(685,139)		(1,267,530)
Decrease (increase) in other assets		(523)		43,540
Increase (decrease) in financial liabilities at FVTPL		2,691		1,778
Increase in customer deposits		491,956		764,482
Payment in severance indemnities		(438)		(239)
Increase in plan assets of an employee		(2,691)		(4,786)
Decrease in provisions		(292)		(43,626)
Increase (decrease) in other financial liabilities		(15,018)		123,091
Decrease in other liabilities		(254)		(6,190)

		(223,633)		(402,936)

Income taxes paid		(13,635)		(12,149)

Interest income received		425,109		471,603

Interest expense paid		(235,733)		(325,924)

Dividend received		12,350		12,036

Net cash provided by (used in) operating activities		(156,016)		(378,176)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash inflows from investing activities:
Disposal of AFS financial assets		868,063		1,263,324
Disposal of premises and equipment		2,550		166
Disposal of HTM financial assets		230,281		184,099
Disposal of intangible assets		207		—

		1,101,101		1,447,589

Cash outflows from investing activities:
Acquisition of HTM financial assets		58,504		153,877
Acquisition of AFS financial assets		984,603		1,160,981
Acquisition of premises and equipment		2,339		5,617
Acquisition of investment properties		219		247
Acquisition of intangible assets		6,395		3,453

		(1,052,060)		(1,324,175)

Net cash provided by (used in) investing activities		49,041		123,414

(Continued)

KWANGJU BANK

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE SIX MONTHS ENDED JUNE 30, 2013 and 2012

	Korean won
	2013		2012
	(In millions)
CASH FLOWS FROM FINANCING ACTIVITIES:
Cash inflows from financing activities:
Issue of borrowings	￦	4,372,058	￦	2,259,644
Issue of debentures		—		100,000

		4,372,058		2,359,644

Cash outflows from financing activities:
Repayment of borrowings		(4,413,590)		(2,009,729)
Repayment of debentures		(100,025)		(103,265)
Dividends paid		(22,963)		(31,284)

		(4,536,578)		(2,144,278)

Net cash (used in) provided by financing activities		(164,520)		215,366

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(271,495)		(39,396)

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD (Note 6)		455,521		393,567

Effects of exchange rate changes on cash and cash equivalents		1,102		534

CASH AND CASH EQUIVALENTS, END OF PERIOD (Note 6)	￦	185,128	￦	354,705

(Concluded)

See accompanying notes to consolidated financial statements.

KWANGJU BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012

1.	GENERAL:

(1)	Kwangju Bank

Kwangju Bank (the” Bank” or the “Parent” or the “Company”) was established in October 1968. The Bank was permitted to combining the business under Trust Business Act, Article 3 in April 1, 1983, and the Company has been operating the general banking business and trust business under the Financial Investment Services and Capital Market Act and foreign exchange business.

The Bank’s common stock amounts to ￦247,069 million as of June 30, 2013. The Bank is headquartered at Kwangju, Korea. The Bank has 146 branches in Kwangju and Jeonnam, 8 branches in Seoul and 1 domestic office in Korea. The Bank is a wholly owned subsidiary of Woori Finance Holdings Co., Ltd. (“WFH”) as of June 30, 2013.

(2)	Subsidiaries

1)	The Bank and its subsidiaries (the “Group”) has the following subsidiaries (unit: Korean won in millions)

					June 30, 2013
Subsidiaries	Location	Capital stock		Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Camco value 2nd(*1)	Korea	KRW	10	Asset Backed	—	0.0	June 30
Hybrid 1st(*1)	Korea	KRW	10	Asset Backed	—	0.0	June 30
Kwangju Bank Preservation of principal Trust(*2)	Korea	KRW	—	Trust Business	—	0.0	June 30
Kwangju Bank Preservation of principal and interest Trust(*2)	Korea	KRW	—	Trust Business	—	0.0	June 30
WooriFrontier Private Equity Investment Trust Securities 14(*3,*5)	Korea	KRW	10,000	Beneficiary certificate	—	0.0	June 30
WooriFrontier Private Equity Investment Trust Securities G-1(*3)	Korea	KRW	10,000	Beneficiary certificate	10,000,000,000	100.0	June 30
WooriFrontier Private Equity Investment Trust Securities G-2(*3,*5)	Korea	KRW	10,000	Beneficiary certificate	—	0.0	June 30
WooriFrontier Private Equity Investment Trust Securities G-3(*3,*4)	Korea	KRW	10,000	Beneficiary certificate	10,000,000,000	100.0	June 30
TrustonPlusalpha Private Investment Trust 9th(*3,*5)	Korea	KRW	10,000	Beneficiary certificate	—	0.0	June 30
Dongyang Hing Plus Securities Trust N-27(*3)	Korea	KRW	10,000	Beneficiary certificate	10,000,000,000	100.0	June 30
Mirae Asset Triumph Private Equity Securities 11th(*3,*4)	Korea	KRW	10,000	Beneficiary certificate	10,000,000,000	100.0	June 30
Heungkuk hiclass 9th(*3)	Korea	KRW	9,900	Beneficiary certificate	9,946,000,000	100.0	June 30

					December 31, 2012
Subsidiaries	Location	Capital stock		Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Camco value 2nd(*1)	Korea	KRW	10	Asset Backed	—	0.0	Dec. 31
Hybrid 1st(*1)	Korea	KRW	10	Asset Backed	—	0.0	Dec. 31
Kwangju Bank Preservation of principal Trust(*2)	Korea	KRW	—	Trust Business	—	0.0	Dec. 31
Kwangju Bank Preservation of principal and interest Trust(*2)	Korea	KRW	—	Trust Business	—	0.0	Dec. 31
WooriFrontier Private Equity Investment Trust Securities 14(*3,*5)	Korea	KRW	10,000	Beneficiary certificate	10,000,000,000	100.0	Dec. 31
WooriFrontier Private Equity Investment Trust Securities G-1(*3)	Korea	KRW	10,000	Beneficiary certificate	10,000,000,000	100.0	Dec. 31
WooriFrontier Private Equity Investment Trust Securities G-2(*3,*5)	Korea	KRW	10,000	Beneficiary certificate	10,000,000,000	100.0	Dec. 31
WooriFrontier Private Equity Investment Trust Securities G-3(*3,*4)	Korea	KRW	10,000	Beneficiary certificate	—	0.00	Dec. 31
TrustonPlusalpha Private Investment Trust 9th(*3,*5)	Korea	KRW	10,000	Beneficiary certificate	10,000,000,000	100.0	Dec. 31
Dongyang Hing Plus Securities Trust N-27(*3)	Korea	KRW	10,000	Beneficiary certificate	10,000,000,000	100.0	Dec. 31
Heungkuk hiclass 9th(*3)	Korea	KRW	9,900	Beneficiary certificate	9,946,000,000	100.0	Dec. 31

(*1)	Bank determine that dominates a subsidiary throughout the overall consideration of the power to force related activities of investees or investors have less than a majority of holding percentage gain, exposure the interests of changes, and ability to use the power to affect the interests of changes in bank with structured company for asset securitization.
(*2)	Bank determine that dominates a subsidiary throughout the overall consideration of the power to force related activities of investees or investors have less than a majority of holding percentage gain, exposure the interests of changes, and ability to use the power to affect the interests of changes in bank with money held in trust by the Trust Business Act.
(*3)	Bank determine that dominates a subsidiary throughout the overall consideration of the power to force related activities of investees or investors have less than a majority of holding percentage gain, exposure the interests of changes, and ability the variation of the bank and structured companies for the purpose of investments, such as securities.
(*4)	Consolidated due to the fact that the ownership of investment has been increased over 50% for the six months ended June 30, 2013.
(*5)	It is excluded from consolidation due to the disposal of beneficiary certificates.

2)	As of June 30, 2013 and December 31, 2012, condensed financial statements for subsidiaries are as follows (unit: Korean won in millions)

	June 30, 2013
Subsidiaries	Assets		Liabilities		Equity		Operating income		Net income
Camco value 2nd	￦	9,279	￦	37,538	￦	(28,259)	￦	(923)	￦	(923)
Hybrid 1st		333,507		283,923		49,584		(591)		(591)
Kwangju Bank Preservation of principal Trust		10,736		10,465		271		—		—
Kwangju Bank Preservation of principal and interest Trust		5		5		—		—		—
WooriFrontier Private Equity Investment Trust Securities G-1		10,226		2		10,224		124		124
WooriFrontier Private Equity Investment Trust Securities G-3		10,682		702		9,980		(19)		(19)
Dongyang Hing Plus Securities Trust N-27		10,075		—		10,075		60		60
Mirae Asset Triumph Private Equity Securities 11th		10,099		3		10,096		97		97
Heungkuk hiclass 9th		3,421		37		3,384		12		12

	December 31, 2012
Subsidiaries	Assets		Liabilities		Equity		Operating income		Net income
Camco value 2nd	￦	8,898	￦	36,234	￦	(27,336)	￦	(3,281)	￦	(3,281)
Hybrid 1st		342,697		284,420		58,277		(1,293)		(1,293)
Kwangju Bank Preservation of principal Trust		10,830		10,830		—		—		—
Kwangju Bank Preservation of principal and interest Trust		5		5		—		—		—
Eugene Euddum Private Equity Investment Trust Securities 14th		10,568		317		10,251		251		251
WooriFrontier Private Equity Investment Trust Securities G-1		10,916		816		10,100		100		100
WooriFrontier Private Equity Investment Trust Securities G-2		10,633		603		10,030		30		30
TrustonPlusalpha Private Investment Trust 9th		10,176		7		10,169		169		169
Dongyang Hing Plus Securities Trust N-27		10,016		—		10,016		15		15
Heungkuk hiclass 9th		3,394		22		3,372		106		106

3)	The Group has entered into various agreements with structured entities such as asset securitization vehicles, structured finance and investment funds. The Group has no controlling power over those structured entities, which is determined in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1110. As therefore, those structured entities are not consolidated to the Group. They are classified as three categories, asset securitization vehicles, structured finance and investment fund based on nature and purpose of their investments and risk exposed to the Group.

Asset securitization vehicle issues asset-backed securities and redeems the principal and interest or distribute dividends on asset-backed securities with profits from collecting cash flows from or sale of securitized assets. The Group, as a secondary guarantor, provides purchase commitments for its asset-backed securities or guarantees to such asset securitization vehicle and recognizes commission income or interest incomes related to the commitment or guarantees. As therefore, the Group would be exposed to risks to purchases or pays back asset-backed securities issued by the vehicles when a primary guarantor fails to provide the financing asset securitization vehicles

Structured finance includes investments in project financing on real estates, social overhead capital (“SOC”), infrastructure and shipping finance. They are formed as special purpose entity by funding through equity investments and loans from various investors. Investment decisions are made by the Group based on business outlook of such projects. In relation to such investments, the Group recognizes interest incomes on loans, gains or losses on valuation of equity investments or dividend income. The structured finance is secured by additional funding agreement, guarantee or credit facilities. However, the structured financing project would fail to return the capital of equity investments or principal of loans to the Group if it discontinued or did not achieve business outcome.

Investment funds include trusts and private equity funds. A trust is formed by funding from various investors, engaging a manager at the trust to operate and distributing proceeds from investments to the investors. A private equity fund is established in order to acquire ownership interests in a target company with exit strategy after implementing financial and operational restructuring. The Group recognizes gains and losses on valuation of investments in proposition of interest on investment funds. It is exposed to losses when the value of investment funds is decreased.

Total asset of the unconsolidated structured entities, carrying value of related items recorded, maximum exposure, and loss recognized for the six months period ended June 30, 2013 are as follows. (Unit: Korean Won in millions):

	June 30, 2013
	Asset securitization vehicle		Structured finance		Investment funds
Total asset of the unconsolidated structured entities	￦	782,762	￦	6,710,573	￦	17,613,416
Assets related to unconsolidated structured entities		10,959		325,356		413,986
Loans and receivables		10,959		320,707		—
Available-for-sale financial assets		—		4,649		394,886
Held-to-maturity financial assets		—		—		19,100
Liabilities related to unconsolidated structured entities		4,454		—		—
Other liabilities (provisions)		4,454		—		—
The Maximum exposure		121,559		391,706		438,090
Investments		10,959		325,356		413,986
Purchase agreements		92,900		—		—
Credit facilities		—		2,000		—
Other agreements		17,700		64,350		24,104
Loss recognised on unconsolidated structured entities		389		454		15,642

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Group’s condensed interim consolidated financial statements for the six months ended June 30, 2013 are prepared in accordance with K-IFRS 1034 Interim Financial Reporting. It is necessary to use the annual consolidated financial statements for the year ended December 31, 2012 for the understanding of the condensed interim consolidated financial statements.

Major accounting policies used for the preparation of the consolidated financial statements are stated below. Unless stated otherwise, the accounting policies have been applied consistently with the annual consolidated financial statements in order to prepare the consolidated financial statements for the six months ended June 30, 2013.

(1)	The Group has newly adopted the following new standards that affected the Group’s accounting policies.

Amendments to K-IFRS 1001 – Presentation of Financial Statements

The amendments of K-IFRS 1001 relate to the separate presentation of other comprehensive income items that would not be reclassified as net income subsequently or would be reclassified as net income under specific circumstances. The amendments have effect on the presentation of consolidated financial statements and no effects on the financial position and financial performance. The Group applied the amendments retrospectively and restated the comparative statement of consolidated financial statement.

Amendments to K-IFRS 1019 – Employee Benefits

The amendments to K-IFRS 1019 relate to the elimination of the ‘corridor approach’ permitted under the previous version of K-IFRS 1019. Accordingly, the actuarial gains and losses are recognized in other comprehensive income immediately. The amendment replaces the expected return on plan assets with a net interest cost based on the net defined benefit asset or liability. The expected return on plan assets included in net interest on the net defined benefit liability (asset). The past service costs incurred under changes of plans are recognized at the earlier of the dates when the plan amendment or curtailment occurs and when the entity recognizes related restructuring costs or termination benefits.

The Group applied the amendments retrospectively and restated comparative statement of consolidated financial statement. As a result, retained earnings increased by 2,543 million Won and other equity decreased by 2,543 million Won on consolidated statements of financial position as of December 31.

The amendment has no effect on the consolidated statements of comprehensive income for the six months ended June 30, 2012.

Amendments to K-IFRS 1107 – Financial Instruments: Disclosures

The amendments to K-IFRS 1107 are mainly focusing on presentation of the offset financial assets and financial liabilities. Irrespective of whether they meet the offset requirement of financial assets and financial liabilities in accordance with K-IFRS 1032, the amendments to K-IFRS 1107 require to disclose offsetting agreements and related information which are legally enforced by master netting agreements or similar agreements. The Group does not hold the offset financial instruments in accordance with K-IFRS 1032 and does not have a master netting arrangement or similar agreement, the amendments have no significant effect on the Group’s consolidated financial statements.

Enactment of K-IFRS 1110 – consolidated financial statements

K-IFRS 1110 replaces the requirements and guidance in K-IFRS 1027 and K-IFRS 2012 relating to the consolidated financial statements. It defines that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The Group applied the amendments retrospectively and restated the comparative statement of the Group’s consolidated financial statement.

In accordance with the transitional provisions of heading no.1110, if there is change in the scope of consolidation at January 1, 2013 and unless it cannot be applied in practice, it is rewritten to comply with the result of comparative period financial statements of the standards No. 1110, and if there is no change in the scope of consolidation on the final date, the previous accounting is not adjusted.

After reviewing the changes in scope of consolidation resulted from the adoption of Financial Accounting Standard No. 1110, the Group determined that Principal guarantee trust is included in the scope of consolidation. As the Group is a trustee Principal Conservation, Trustee holds power, and when entrusted property does not reach its price, it is exposed to continuous loss through being exposed to significant fluctuations in benefit. Since it has the ability to influence such benefit, it satisfies the control and heading of Financial Accounting Standard No. 1110.

1) Newly consolidated entities in adoption of K-IFRS 1110 are as follows.

	Location	Main business	Percentage of ownership (%)
Kwangju Bank Principle guarantee trust	Korea	Trust	—

2) Effects of the enactment of K-IFRS 1110 are as follows. (Unit: Korean Won in millions):

<Consolidated Statements of Financial Position >

	December 31, 2012
	Reported		Adjustment		Restated
Cash and cash equivalents	￦	455,521	￦	—	￦	455,521
Financial assets at fair value through profit or loss		385,064		2,313		387,377
Available-for-sale financial assets		917,896		—		917,896
Held-to-maturity financial assets		2,271,420		—		2,271,420
Loans and receivables		14,385,141		6,947		14,392,088
Investment properties		46,574		—		46,574
Premises and equipment		133,833		—		133,833
Intangible assets		8,730		—		8,730
Other assets		12,078		—		12,078
Current tax assets		573		—		573

Total assets	￦	18,616,830	￦	9,260	￦	18,626,090

Financial liabilities at FVTPL	￦	1,385	￦	—	￦	1,385
Deposits due to customers		13,039,696		9,692		13,049,388
Borrowings		2,599,955		—		2,599,955
Debentures		896,109		—		896,109
Retirement benefit obligation		5,805		—		5,805
Provisions		20,488		—		20,488
Other financial liabilities		687,822		(810)		687,012
Other liabilities		14,810		—		14,810
Derivative liabilities		22,196		—		22,196
Current tax liabilities		5,627		—		5,627
Deferred tax liabilities		6,712		91		6,803

Total liabilities		17,300,605		8,973		17,309,578

Owners’ equity		1,316,225		287		1,316,512
Non-controlling interests		—		—		—

Total equity		1,316,225		—		1,316,512

Total liabilities and equity	￦	18,616,830	￦	9,260	￦	18,626,090

<Consolidated statement of income>

	For the six months ended June 30, 2012
	Reported		Adjustment		Restated
Net interest income	￦	248,498	￦	(12)	￦	248,486
Interest income		493,812		210		494,022
Interest expense		245,314		222		245,536
Net fee and commission income		10,218		(27)		10,191
Fees and commission income		25,304		(24)		25,280
Fees and commission expenses		15,086		3		15,089
Dividend Income		12,036		—		12,036
Gain(loss) on financial instrument at FVTPL		7,963		35		7,998
Gain(loss) on AFS financial assets		2,100		—		2,100
Impairment losses for loans, other receivables, guarantees and unused commitments		42,800		—		42,800
Other operating income(expense)		(120,118)		(10)		(120,128)
Operating income		117,897		(14)		117,883
Other non-operating income(expense)		(6,068)		—		(6,068)
Net income before income tax expense		111,829		—		111,815
Income tax expense		27,313		(3)		27,310
Net income		84,516		—		84,505
Net income attributable to owners		84,516		(11)		84,505
Net income attributable to non-controlling interests		—		—		—
Basic and diluted earnings per share		1,648		—		1,648

Enactment of K-IFRS 1111 – Joint Arrangements

K-IFRS 1111 classifies joint arrangements of which two or more parties have joint control into two types, joint operations and joint ventures depending on the rights and obligations of the parties to the arrangements. A joint operation is a joint arrangement whereby the parties have rights to the joint assets, and obligations for the joint liabilities. A joint venture is a joint arrangement whereby the parties have rights to the net assets of the arrangement. In case of joint operation, joint operator accounts for its share of the joint assets, liabilities, revenues, and expenses. In case of joint venture, joint venture account for its investment using equity method. The amendment has no effect on the Group’s consolidated financial statements.

Enactment to K-IFRS 1112 – Disclosure of Interests in Other Entities

The enactment of K-IFRS 1112 establishes disclosures requirements for entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. In accordance with the enactment, The Group’s related risk and equity with unconsolidated structured entity is disclosed in Note 1.

Enactment of K-IFRS 1113 – Fair Value Measurement

The enactment of K-IFRS 1113 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. K-IFRS 1113 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring fair value, an entity uses the assumptions that market participants would use when pricing the asset or liability under current market conditions. The standard explains that a fair value measurement requires an entity to determine the following the particular asset or liability being measured, the market in which an orderly transaction would take place for the asset or liability, the appropriate valuation technique(s) used when measuring fair value. The standard requires extensive disclosures related to fair value measurement. In accordance with the enactment, The Group’s financial instruments that are measured at amortized cost and fair value hierarchy is disclosed in Note 11.

(2)	The Company has not applied the following K-IFRSs that have been issued but are not yet effective:

Amendments to K-IFRS 1032 – Financial Instruments: Presentation

The amendments to K-IFRS 1032 clarify requirement of the offset presentation of financial assets and financial liabilities. That is, the right to offset is unconditional to future events and can be exercised always during the contract periods. The right to offset is executable even in the case of default or insolvency. The amendments to K-IFRS 1032 are effective for the annual periods beginning on January 1, 2014.

(3)	Others

1)	Reclassification of operating income

In accordance with the amendments to K-IFRS 1001, the Group changed the presentation of operating income for the year ended December 31, 2012. The Group applied these amendments retrospectively for the comparative period and restated the statements of comprehensive income for the six months ended June 30, 2012.

Accordingly, certain items which have been originally included in operating income (expense) are reclassified into non-operating income (expense). Other net operating income increased by 6,067 million Won (with a corresponding increase in other non-operating expense) as compared to the amounts previously reported for the six months ended June 30, 2012. The amendment has no effect on net income and earnings per share for the six months ended June 30, 2012.

2)	Change in presentation of short term employee benefits in administrative expenses

Certain fringe benefits such as social security contributions, paid annual leave and paid sick leave which are characterized short term employee benefits are separately presented as an item in short term employee benefits in administrative expenses.

Such changes in presentation of employee benefits have no effect on Group’s consolidated financial statements.

The change in presentation is as follows (Unit: Korean Won in millions):

		2011
		For the three months ended March 31		For the six months ended June 30		For the nine months ended September 30		For the year ended December 31
Initially reported	Short term employee benefits	￦	20,582	￦	40,681	￦	66,457	￦	98,375
	Depreciation		2,319		4,774		7,178		9,826
	Administrative expenses except short term employee benefits and depreciation		23,950		52,451		81,486		114,209

	Total	￦	46,851	￦	97,906	￦	155,121	￦	222,410

Restated	Short term employee benefits	￦	29,785	￦	61,514	￦	97,105	￦	138,293
	Depreciation		2,319		4,774		7,178		9,826
	Administrative expenses except short term employee benefits and depreciation		14,747		31,618		50,838		74,291

	Total	￦	46,851	￦	97,906	￦	155,121	￦	222,410

		2012
		For the three months ended March 31		For the six months ended June 30		For the nine months ended September 30		For the year ended December 31
Initially reported	Short term employee benefits	￦	21,804	￦	50,445	￦	73,704	￦	100,795
	Depreciation		2,276		4,967		7,947		10,655
	Administrative expenses except short term employee benefits and depreciation		26,232		56,022		86,887		118,596

	Total	￦	50,312	￦	111,434	￦	168,538	￦	230,046

Restated	Short term employee benefits	￦	30,955	￦	70,189	￦	104,448	￦	142,816
	Depreciation		2,276		4,967		7,947		10,655
	Administrative expenses except short term employee benefits and depreciation		17,081		36,278		56,143		76,575

	Total	￦	50,312	￦	111,434	￦	168,538	￦	230,046

3)	Reclassification of the special reserve of the principal trust

Starting from the six months ended June 30, 2013, the consolidated company has reclassified the special reserve of the principal trust from liability (other financial liability) to equity (retained earnings). The reclassification was applied in the balance sheet and comprehensive income statement for the first six months of 2013. Due to the reclassification, other financial liabilities decreased by 378 million won, deferred tax liabilities increased 91 million won, retained earnings increased by 287 million won. Plus, net income for the first six months 2012, decreased by 9 million won.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The significant accounting estimates and assumptions are continually evaluated and are based on historical experiences and various factors including expectations of future events that are considered to be reasonable. Actual results can differ from those estimates based on such definitions.

The significant judgments which management has made about the application of the Group’s accounting policies and key sources of uncertainty in estimate do not differ from those used in preparing the financial statements for the year ended December 31, 2012.

4.	RISK MANAGEMENT

The Group’s operating activity is exposed to various financial risks. The Group is required to analyze and assess the level of complex risks, and determine the permissible level of risks and manage such risks.

The Group’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as to how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Group has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given the risks present, for which the Group has implemented processes for risk identification, assessment, control, and monitoring and reporting. The risk is managed by the risk management department in accordance with the Group’s risk management policy. The Risk Management Committee makes decisions on the risk strategies such as the avoidance of concentration on capital at risk and the establishment of acceptable level of risk.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goals of credit risk management are to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Group utilizes credit grades derived using statistical methods.

2)	Risk limit management

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry. It monitors obligors’ credit line, total exposures and loan portfolios when approving the loan.

3)	Credit risk mitigation

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method acknowledged by BASEL II standards to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

4)	Maximum exposure to credit risk

The maximum exposures of financial instruments, excluding equity securities, to credit risk are as follows (Korean won in millions):

	June 30, 2013		December 31, 2012
Loans and receivables:
Korean treasury and government agencies	￦	109,637	￦	108,716
Banks		704,552		944,799
Corporates		9,549,751		8,766,376
Consumers		4,688,093		4,572,197

Sub-total		15,052,033		14,392,088

Financial assets FVTPL:
Short-term debt securities (*1)		69,694		47,651
Derivative for trading		1,298		2,024
Designated at FVTPL		328,654		337,702

Sub-total		399,646		387,377

AFS debt securities		813,120		679,960
HTM securities		2,110,813		2,271,420
Off-balance sheet items:
Guarantees		467,624		421,612
Loan commitments		2,907,956		2,567,887

Sub-total		3,375,580		2,989,499

Total	￦	21,751,192	￦	20,720,344

(*1)	Financial assets at FVTPL and AFS financial assets represent debt security amounts only (Notes 7 and 8).

5)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries.

		June 30, 2013
		Service		Manufacturing		Finance and insurance		Construction		Consumers		Others		Total
Loans and receivables	Government	￦	19	￦	—	￦	104,958	￦	—	￦	—	￦	4,660	￦	109,637
	Banks		20,341		—		562,939		45		—		121,227		704,552
	Corporation		4,339,867		2,069,673		256,754		1,148,099		—		1,735,358		9,549,751
	Consumer		417,601		43,958		40		9,462		4,192,891		24,141		4,688,093

	Subtotal		4,777,828		2,113,631		924,691		1,157,606		4,192,891		1,885,386		15,052,033

Financial assets at FVTPL	Short-term debt securities		—		—		30,004		—		—		39,690		69,694
	Derivative assets		—		—		1,298		—		—		—		1,298
	Designated financial assets at FVTPL		—		—		—		—		—		328,654		328,654

	Subtotal		—		—		31,302		—		—		368,344		399,646

AFS debt securities	AFS debt securities		90,001		46,777		271,795		—		—		404,547		813,120
HTM securities	HTM debt securities		151,036		50,043		197,811		90,119		—		1,621,804		2,110,813
Off-balance-sheet items	Guarantees		30,348		141,849		—		14,346		—		281,081		467,624
	Loan commitments		486,759		846,904		231,874		245,474		1,021,321		75,624		2,907,956

	Subtotal		517,107		988,753		231,874		259,820		1,021,321		356,705		3,375,580

Total		￦	5,535,972	￦	3,199,204	￦	1,657,473	￦	1,507,545	￦	5,214,212	￦	4,636,786	￦	21,751,192

		December 31, 2012
		Service		Manufacturing		Finance and insurance		Construction		Consumers		Others		Total
Loans and receivables	Government	￦	30	￦	—	￦	104,669	￦	—	￦	—	￦	4,017	￦	108,716
	Banks		20,665		—		754,640		47		—		169,447		944,799
	Corporation		4,036,233		1,851,268		287,974		1,150,046		—		1,440,855		8,766,376
	Consumer		466,810		48,794		50		11,639		4,016,835		28,069		4,572,197

	Subtotal		4,523,738		1,900,062	￦	1,147,333		1,161,732		4,016,835		1,642,388		14,392,088

Financial assets at FVTPL	Short-term debt securities		—		—		—		—		—		47,651		47,651
	Derivative assets		—		—		—		—		—		2,024		2,024
	Designated financial assets at FVTPL		—		—		—		—		—		337,702		337,702

	Subtotal		—		—		—		—		—		387,377		387,377

AFS debt securities	AFS debt securities		80,719		66,726		451,361		20,125		—		61,029		679,960
HTM securities	HTM debt securities		181,183		50,135		205,460		80,000		—		1,754,642		2,271,420
Off-balance-sheet items	Guarantees		118,223		133,721		—		46,718		130		122,820		421,612
	Loan commitments		424,377		587,282		228,901		271,043		986,804		69,480		2,567,887

	Subtotal		542,600		721,003		228,901		317,761		986,934		192,300		2,989,499

Total		￦	5,328,240	￦	2,737,926	￦	2,033,055	￦	1,579,618	￦	5,003,769	￦	4,037,736	￦	20,720,344

6)	Credit risk exposure by geographical areas

Maximum exposure of all assets exposed to credit risk occurred in Korea as of June 30, 2013 and December 31, 2012.

7)	Credit risk of loans and receivables

The credit risk of loans and receivables by loan conditions are as follows (unit: Korean won in millions):

	June 30, 2013
	Korean treasury and government agencies		Banks		Corporates		Consumers		Total
Loans and receivables neither overdue nor impaired	￦	109,711	￦	705,621	￦	9,479,844	￦	4,667,340	￦	14,962,516
Loans and receivables overdue but not impaired		2		—		34,315		21,627		55,944
Impaired loans and receivables		—		—		182,271		12,081		194,352

Gross loans		109,713		705,621		9,696,430		4,701,048		15,212,812

Provisions for credit losses		76		1,069		146,679		12,955		160,779

Total, net	￦	109,637	￦	704,552	￦	9,549,751	￦	4,688,093	￦	15,052,033

	December 31, 2012
	Korean treasury and government agencies		Banks		Corporates		Consumers		Total
Loans and receivables neither overdue nor impaired	￦	108,783	￦	946,232	￦	8,718,815	￦	4,548,717	￦	14,322,547
Loans and receivables overdue but not impaired		17		—		29,355		19,111		48,483
Impaired loans and receivables		—		—		170,979		18,105		189,084

Gross loans		108,800		946,232		8,919,149		4,585,933		14,560,114

Provisions for credit losses		84		1,433		152,773		13,736		168,026

Total, net	￦	108,716	￦	944,799	￦	8,766,376	￦	4,572,197	￦	14,392,088

a)	Credit quality of loans and receivables (neither overdue nor impaired)

The Group manages its loans and receivables that are neither overdue nor impaired through an internal rating system. The value of collateral held is the collateral-allocated amount used when calculating the respective provisions for credit losses. Segregation of credit quality is as follows (unit: Korean won in millions):

	June 30, 2013
	Korean treasury and government agencies				Corporates
			Banks		General business		Small- and medium-sized enterprise		Project financing		Subtotal		Consumers		Total
Investment grade (*1)	￦	109,635	￦	704,552	￦	2,546,806	￦	1,659,591	￦	812,454	￦	5,018,851	￦	4,660,634	￦	10,493,672
Non-investment grade (*2)		—		—		1,130,567		3,042,754		185,238		4,358,559		—		4,358,559

Total	￦	109,635	￦	704,552	￦	3,677,373	￦	4,702,345	￦	997,692	￦	9,377,410	￦	4,660,634	￦	14,852,231

Value of collateral	￦	—	￦	4,500	￦	995,566	￦	3,748,857	￦	371,267	￦	5,115,690	￦	3,690,094	￦	8,810,284

	December 31, 2012
	Korean treasury and government agencies				Corporates
			Banks		General business		Small- and medium-sized enterprise		Project financing		Subtotal		Consumers		Total
Investment grade (*1)	￦	108,700	￦	944,799	￦	2,327,175	￦	1,630,055	￦	603,338	￦	4,560,568	￦	4,043,255	￦	9,657,322
Non-investment grade (*2)		—		—		1,009,578		2,832,472		217,369		4,059,419		499,159		4,558,578

Total	￦	108,700	￦	944,799	￦	3,336,753	￦	4,462,527	￦	820,707	￦	8,619,987	￦	4,542,414	￦	14,215,900

Value of collateral	￦	—	￦	4,500	￦	937,230	￦	3,442,216	￦	295,633	￦	4,675,079	￦	3,433,837	￦	8,113,416

(*1)	Classified from AAA to BBB for corporates, from Level 1 to Level 6 for consumers by the internal credit rating
(*2)	Classified from BBB- to C for corporates, from Level 7 to Level 10 for consumers by the internal credit rating

The Group recognized a provision for credit losses, for loans and receivables neither overdue nor impaired, in the amount of ￦110,285 million and ￦106,647 million as of June 30, 2013 and December 31, 2012, respectively, which is deducted from the loans and receivables that are not overdue or impaired.

b)	Aging analysis of loans and receivables (overdue but not impaired)

Aging analysis of loans and receivables that are overdue but not impaired is as follows:

The value of collateral held is the collateral-allocated amount used when calculating the respective provisions for credit losses (unit: Korean won in millions).

	June 30, 2013
	Korean				Business
Overdue	treasury and government agencies		Banks		General business		Small- and medium-sized enterprise		Project financing		Subtotal		Consumers		Total
Less than 30 days	￦	1	￦	—	￦	21,929	￦	7,256	￦	—	￦	29,185	￦	14,045	￦	43,231
30–60 days		1		—		—		3,138		—		3,138		3,174		6,313
60–90 days		—		—		—		1,263		—		1,263		2,574		3,837

Total	￦	2	￦	—	￦	21,929	￦	11,657	￦	—	￦	33,586	￦	19,793	￦	53,381

Value of collateral	￦	—	￦	—	￦	—	￦	8,689	￦	—	￦	8,689	￦	13,227	￦	21,916

	December 31, 2012
	Korean				Business
Overdue	treasury and government agencies		Banks		General business		Small- and medium-sized enterprise		Project financing		Subtotal		Consumers		Total
Less than 30 days	￦	16	￦	—	￦	1,035	￦	7,884	￦	—	￦	8,919	￦	13,419	￦	22,354
30–60 days		—		—		6,684		11,038		—		17,722		2,661		20,383
60–90 days		—		—		—		922		—		922		1,705		2,627

Total	￦	16	￦	—	￦	7,719	￦	19,844	￦	—	￦	27,563	￦	17,785	￦	45,364

Value of collateral	￦	—	￦	—	￦	7,000	￦	15,576	￦	—	￦	22,576	￦	11,377	￦	33,953

The Group recognized provisions for credit losses, for loans and receivables that are overdue but not impaired, in the amount of ￦2,563 million and ￦3,119 million as of June 30, 2013 and December 31, 2012, respectively, which is deducted from the loans and receivables that are overdue but not impaired.

c)	Impaired loans and receivables

Impaired loans and receivables are as follows (unit: Korean won in millions):

The collateral value held is recoverable amount used when calculating the respective provision for loan loss.

	June 30, 2013
					Corporates
State of impairment	Korean treasury and government agencies		Banks		General business		Small-and medium-sized enterprise		Project financing		Subtotal		Consumers		Total
Impaired loans and receivables	￦	—	￦	—	￦	53,720	￦	27,322	￦	57,713	￦	138,755	￦	7,666	￦	146,421
Value of collateral		—		—		33,566		33,544		31,966		99,076		7,242		106,318

	December 31, 2012
					Corporates
State of impairment	Korean treasury and government agencies		Banks		General business		Small-and medium-sized enterprise		Project financing		Subtotal		Consumers		Total
Impaired loans and receivables	￦	—	￦	—	￦	29,004	￦	25,998	￦	63,824	￦	118,826	￦	11,998	￦	130,824
Value of collateral		—		—		10,513		36,796		37,715		85,024		11,243		96,267

The Group recognized a provision for credit losses, for impaired loans and receivables, in the amount of ￦47,931 million and ￦58,260 million as of June 30, 2013 and December 31, 2012, respectively, which was deducted from the impaired loans and receivables.

8)	Credit quality of debt securities

The Group manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution’s rating is as follows (unit: Korean won in millions):

	June 30, 2013
Level	Held for trading		AFS securities		HTM securities		Total
(1) AAA	￦	57,342	￦	410,035	￦	1,333,001	￦	1,800,378
(2) AA+ – AA-		12,352		307,365		767,812		1,087,529
(3) BBB+ – A-		328,654		95,663		10,000		434,317
(4) BBB- under		—		—		—		—
(5) Bankruptcy		—		57		—		57

Total	￦	398,348	￦	813,120	￦	2,110,813	￦	3,322,281

	December 31, 2012
Level	Held for trading		AFS securities		HTM securities		Total
(1) AAA	￦	35,340	￦	291,458	￦	1,488,047	￦	1,814,845
(2) AA+ – AA-		12,311		337,936		773,372		1,123,619
(3) BBB+ – A-		337,702		50,566		10,001		398,269
(4) BBB- under		—		—		—		—
(5) Bankruptcy		—		—		—		—

Total	￦	385,353	￦	679,960	￦	2,271,420	￦	3,336,733

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities in the volatility of market factors, such as interest rates, stock prices, and foreign exchange rates. Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1)	Market risk management

For trading activities, the Group avoids, bears or mitigates risks by identifying the underlying source of risks, measuring parameters and evaluating their appropriateness.

2)	Market risk measurement

The Group uses both standard-based and internal model-based approach to measure market risk. A standard-based risk measurement model is used to calculate individual market risk of owned capital while internal-based risk measurement model is used to calculate general capital market risk and measure internal risk management. The Risk Management Committee allocates owned capital to market risk. The Risk Management department measures the Value at Risk (“VaR,” maximum losses) limit by department and risk factor and loss limit on a daily basis and reports regularly to the Risk Management committee.

3)	Risk Control

At the beginning of each year, the Risk Management Committee establishes the VaR limit, loss limit and risk capital limit for its management purposes. Limit by investment desk/dealer is independently managed to the extent of the limit given to each departments of the Group and the limit by investment and loss cut is managed by risk management personnel with the department.

4)	Sensitivity analysis of market risk

The Group performs sensitivity analysis for both trading and non-trading activities. For trading activities, the Group uses a VaR model, which uses certain assumptions of possible fluctuations in market condition and, by conducting simulations of gains and losses, under which the model estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% credibility. In short, there exists a 1% possibility that the actual loss might exceed the predicted loss generated from the VaR’s calculation. The actual results are periodically monitored to examine the validity of the assumptions and variables and factors that are used in VaR’s calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For non-trading activities, the Group uses NII and Net Present Value (“NPV”) calculated using the simulation method. NII is a profit-based indicator for displaying the profit changes in short term due to the short-term interest change. It will be estimated as subtracting the interest expenses of liabilities from the interest income of the assets. NPV is an indicator for displaying the risk in economical view according to the unfavorable changes related to the interest rate. It will be estimated as subtracting the present value of liabilities from the present value of the asset.

a) Trading activities

The minimum, maximum and average VaR for the six months ended June 30, 2013 and for the year ended December 31, 2012, and the VaR as of June 30, 2013 and December 31, 2012, are as follows (unit: Korean won in millions):

Risk factor	As of June 30, 2013		For the six months ended June 30, 2013
			Average		Maximum		Minimum
Interest rate	￦	7	￦	43	￦	71	￦	7
Stock price		—		22		48		—
Foreign currencies		6		6		27		1
Commodity		—		—		—		—
Total risk		9		47		73		7

Risk factor	As of December 31, 2012		For the year ended December 31, 2012
			Average		Maximum		Minimum
Interest rate	￦	41	￦	27	￦	82	￦	7
Stock price		—		28		63		—
Foreign currencies		6		6		65		1
Commodity		—		—		—		—
Total risk		40		40		83		7

b) Non-trading activities

The NII and NPV calculated using the simulation method for the Group and scenario responding to the interest rate (“IR”) changes are as follows (Korean won in millions):

Name of scenario	June 30, 2013				December 31, 2012
	NII		NPV		NII		NPV
Base case	￦	410,792	￦	1,547,161	￦	403,272	￦	1,309,299
Base case (prepay)		411,536		1,539,855		404,407		1,302,574
IR 100bp up		440,505		1,562,302		429,372		1,332,185
IR 100bp down		381,365		1,534,317		377,649		1,286,107
IR 200bp up		470,218		1,579,096		455,472		1,354,629
IR 200bp down		349,701		1,524,645		349,038		1,262,817
IR 300bp up		499,931		1,597,053		481,573		1,376,546
IR 300bp down		307,592		1,519,426		317,052		1,239,766

5)	Other market risk

a) Interest rate risk

The Group estimates and manages risks related to changes in interest rate due to the difference in the sensitivity of interest-yielding assets and the sensitivity of liabilities. Cash flows of principal amounts and interests from interest bearing assets and liabilities by repricing date are as follows (unit: Korean won in millions):

		June 30, 2013
		Within 3 months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 5 years		5 years		Total
Asset	Financial assets at FVTPL	￦	—	￦	—	￦	—	￦		￦	328,654	￦	—	￦	328,654
	AFS financial assets		151,082		135,132		104,181		79,037		387,953		66,271		923,656
	HTM financial assets		132,099		70,814		190,470		215,894		1,604,941		95,799		2,310,017
	Loans and receivables		9,161,497		2,411,146		672,473		645,902		1,023,223		415,724		14,329,965

	Total	￦	9,444,678	￦	2,617,092	￦	967,124	￦	940,833	￦	3,344,771	￦	577,794	￦	17,892,292

Liability	Deposits due to customers	￦	5,784,279	￦	2,579,445	￦	2,195,138	￦	1,189,633	￦	1,899,674	￦	47,439	￦	13,695,608
	Borrowings		561,450		367,150		160,565		135,217		1,221,600		196,656		2,642,638
	Debentures		11,332		11,225		70,807		92,744		603,465		174,209		963,782

	Total	￦	6,357,061	￦	2,957,820	￦	2,426,510	￦	1,417,594	￦	3,724,739	￦	418,304	￦	17,302,028

		December 31, 2012
		Within 3 months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 5 years		5 years		Total
Asset	Financial assets at FVTPL	￦	—	￦	—	￦	—	￦	45,960	￦	340,213	￦	—	￦	386,173
	AFS financial assets		45,717		108,200		64,437		95,190		486,577		58,169		858,290
	AFS financial assets		122,611		177,152		126,643		59,871		1,923,403		45,957		2,455,637
	Loans and receivables		9,199,231		2,114,436		830,371		68,631		969,206		246,142		13,428,017

	Total	￦	9,367,559	￦	2,399,788	￦	1,021,451	￦	269,652	￦	3,719,399	￦	350,268	￦	17,128,117

Liability	Deposits due to customers	￦	5,893,331	￦	2,252,142	￦	1,643,716	￦	1,530,264	￦	1,848,503	￦	51,390	￦	13,219,346
	Borrowings		497,812		304,683		229,996		292,017		1,089,324		205,201		2,619,033
	Debentures		91,776		31,506		11,332		11,226		723,643		130,581		1,000,064

	Total	￦	6,482,919	￦	2,588,331	￦	1,885,044	￦	1,833,507	￦	3,661,470	￦	387,172	￦	16,838,443

Repricing date is defined as the date which interest rates of operational funds and procuring funds can be re-adjusted before the expiration date. Analysis based on interest expirations is used to analyze assets and liabilities that cause interest margins and interest costs. However, loans and receivable account that are not expected to have interest cash flow due to impairment and other circumstances are excluded from the analysis.

b) Currency risk

Currency risk occurs from the financial instrument denominated in a foreign currency other than the functional currency. Therefore, no currency risk occurs from non-monetary items or financial instruments denominated in the functional currency. Financial instruments in foreign currencies exposed to currency risk are as follows (unit: USD in millions, JPY in millions, CNY in millions, EUR in millions and Korean won in millions):

		June 30, 2013
		USD			JPY			CNY			EUR			Others		Total
		Foreign currency	Korean won equivalent		Foreign currency	Korean won equivalent		Foreign currency	Korean won equivalent		Foreign currency	Korean won equivalent		Korean won equivalent		Korean won equivalent
Asset	Loans and receivables	513,183	￦	588,452	419,478	￦	489,594	3,325	￦	622	69,613	￦	104,296	￦	2,903	￦	1,185,867
	AFS financial assets	5,222		6,004	—		—	—		—	—		—		—		6,004

	Total	518,405	￦	594,456	419,478	￦	489,594	3,325	￦	622	69,613	￦	104,296	￦	2,903	￦	1,191,871

Liability	Deposits	46,454	￦	53,408	2,427	￦	2,833	1,581	￦	296	5,014	￦	7,512		190	￦	64,239
	Borrowings	496,486		570,810	294,110		2,833	—		—	10,502		15,735		75		929,890
	Other financial liabilities	170,477		194,403	1,466		1,711	—		—	626		938		2		197,054

	Total	713,417	￦	818,621	298,003	￦	347,814	1,581	￦	296	16,142	￦	24,185		267	￦	1,191,183

	Off balance	115,815	￦	132,516	4,241	￦	4,954	—	￦	—	17,640	￦	26,424	￦	578	￦	164,472

		December 31, 2012
		USD			JPY			CNY			EUR			Others		Total
		Foreign currency	Korean won equivalent		Foreign currency	Korean won equivalent		Foreign currency	Korean won equivalent		Foreign currency	Korean won equivalent		Korean won equivalent		Korean won equivalent
Asset	Loans and receivables	350,570	￦	375,496	451,296	￦	562,991	3,742	￦	643	90,490	￦	128,158	￦	2,606	￦	1,069,894
	AFS financial assets	9,819		10,517	—		—	—		—	—		—		—		10,517

	Total	360,389	￦	386,013	451,296	￦	562,991	3,742	￦	643	90,490	￦	128,158	￦	2,606	￦	1,080,411

Liability	Deposits	38,371	￦	41,098	2,601	￦	3,246	1,966	￦	338	889	￦	1,260	￦	112	￦	46,054
	Borrowings	423,892		454,031	339,631		433,578	—		—	2,567		3,635		141		891,385
	Other financial liabilities	129,386		138,586	2,713		3,384	—		—	525		743		294		143,007

	Total	591,649	￦	633,715	344,945	￦	440,208	1,966	￦	338	3,981	￦	5,638	￦	547	￦	1,080,446

	Off balance	93,642	￦	100,300	9,849	￦	12,286	—	￦	—	5,319	￦	7,533	￦	264	￦	120,383

(4)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortage as a result of mismatching the use of funds (liabilities) and sources of funds (assets) or unexpected cash outflows.

Assets and liabilities are grouped by account under Asset Liability Management in accordance with the characteristics of the account. The Group manages liquidity risk by identifying maturity gap and such gap ratio through various cash flows analysis (i.e., based on remaining maturity and contract period); while maintaining the gap ratio at or below the set limit.

2)	Maturity analysis of non-derivative financial liabilities

a)	The Group’s maturity analysis of non-derivative financial liabilities, cash flows of principals and interests, by remaining contractual maturities, is as follows (unit: Korean won in millions):

	June 30, 2013
	Within 3 Months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 5 years		5 years		Total
Deposits due to customers	￦	7,552,420	￦	2,234,001	￦	1,873,412	￦	1,665,153	￦	349,052	￦	64,352	￦	13,738,390
Borrowings		817,326		366,573		157,860		149,844		978,590		196,673		2,666,866
Debentures		11,332		11,225		70,807		92,718		603,465		174,209		963,756
Other financial liabilities		372,751		—		—		—		83,694		365,849		822,294

Total	￦	8,753,829	￦	2,611,799	￦	2,102,079	￦	1,907,715	￦	2,014,801	￦	801,083	￦	18,191,306

	December 31, 2012
	Within 3 Months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 5 years		5 years		Total
Financial liabilities at FVTPL	￦	630	￦	—	￦	—	￦	—	￦	—	￦	—	￦	630
Deposits due to customers		7,608,311		1,914,828		1,321,719		1,995,166		363,493		58,776		13,262,293
Borrowings		495,332		303,258		229,320		294,498		1,111,771		205,213		2,639,392
Debentures		91,776		31,506		11,332		11,225		723,616		130,582		1,000,037
Other financial liabilities		477,583		5		1		4		137		263,423		741,153

Total	￦	8,673,632	￦	2,249,597	￦	1,562,372	￦	2,300,893	￦	2,199,017	￦	657,994	￦	17,643,505

Above maturity analysis includes both principal and interest cash flows.

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (unit: Korean won in millions):

	June 30, 2013
	Within 3 Months		3–6 months		6–9 Months		9–12 months		1–5 years		5 years		Total
Deposits due to customers	￦	8,046,367	￦	2,352,059	￦	1,819,448	￦	1,134,552	￦	320,369	￦	32,323	￦	13,705,118
Borrowings		817,326		366,573		157,860		149,844		978,590		196,673		2,666,866
Debentures		11,332		11,225		70,807		92,718		603,465		174,209		963,756
Other financial liabilities		372,751		—		—		—		83,694		365,849		822,294

Total	￦	9,247,776	￦	2,729,857	￦	2,048,115	￦	1,377,114	￦	1,986,118	￦	769,054	￦	18,158,034

	December 31, 2012
	Within 3 Months		3–6 months		6–9 Months		9–12 months		1–5 years		5 years		Total
Deposits due to customers	￦	8,015,750	￦	2,005,295	￦	1,299,659	￦	1,547,952	￦	333,774	￦	33,476	￦	13,235,906
Borrowings		495,332		303,258		229,320		294,498		1,111,772		205,213		2,639,393
Debentures		91,776		31,506		11,332		11,225		723,615		130,582		1,000,036
Other financial liabilities		477,583		5		1		4		137		263,423		741,153

Total	￦	9,080,441	￦	2,340,064	￦	1,540,312	￦	1,853,679	￦	2,169,298	￦	632,694	￦	17,616,488

Above maturity analysis includes both interest and principal cash flows by expected maturities.

c)	Maturity analysis of derivative financial liabilities is as follows (unit: Korean won in millions):

	June 30, 2013
	Within 3 months		3–6 months		6–9 months		9–12 months		1–5 years		5 years		Total
Derivative financial liabilities (trading)	￦	2,957	￦	—	￦	—	￦	—	￦	—	￦	—	￦	2,957
Derivative financial liabilities (hedge)		—		—		—		—		18,695		—		18,695

	December 31, 2012
	Within 3 months		3–6 months		6–9 months		9–12 months		1–5 years		5 years		Total
Derivative financial liabilities (trading)	￦	755	￦	—	￦	—	￦	—	￦	—	￦	—	￦	755
Derivative financial liabilities (hedge)		—		—		—		—		22,196		—		22,196

Derivatives held for trading are not managed by contractual maturity as they are held for trading or redemption before maturity. Therefore, they are included in the ‘within 3 months.’

d)	Maturity analysis of off-balance-sheet accounts is as follows (unit: Korean won in millions):

Guarantees and loan commitments like guarantees for debenture issuance and guarantees for loans which are financial guarantee provided by the Group have expiration dates. However, in case of request of transaction counterparty, the Group will carry out a payment immediately. Details of off-balance accounts are as follows (unit: Korea won in millions):

	June 30, 2013		December 31, 2012
Guarantees	￦	467,624	￦	421,612
Loan commitments		2,907,956		2,567,887

The above amounts are stated at gross of related provisions.

(5)	Capital management

The Group follows the capital adequacy standard suggested by the Financial Supervisory. This standard is based on Basel II from 2004, which has been adopted in Korea since 2008. In accordance with banking regulations, the Group is required to maintain a minimum 8% of capital adequacy ratio for assets with high capital risk over 8%.

According to the Banking Supervision by Laws Enforcement, the entity’s capital can be clarified into two kinds:

•	Tier 1 capital (basic capital): Basic capital consists of the capital, capital surplus, retained earnings, the Group’s non-controlling interest (hybrid capital security included) and exchange differences in other accumulated comprehensive income.

•	Tier 2 capital (supplement capital): Supplement capital includes revaluation reserves, gains on change in valuation of AFS securities, 45% of share of other comprehensive income on investment in associates, 70% of the existing revaluation gain of fixed assets of the retained earnings, subordinated term debt more than 5 years and the provision for credit losses under banking supervision regulations.

Risk-weighted assets are the Group’s assets weighted according to credit risk; errors caused by internal process problems, external occasions and danger of the change in market. The Group calculates risk-weighted assets to obey the banking supervisory’s detailed enforcement and BIS percentage to predict the equity capital by adding the basic and complementary capital total.

The Group makes measures to cope with certain level of loss caused by accumulating the equity capital that is exposed to the risk. The Group is testing and using not only the BIS percentage, which is the minimum regulation standard, but also it is using internal standards. An evaluation on capital adequacy is performed to calculate the gap between available capital and economic capital. In addition, analysis on emergent incidents and additional capital requirements is added and applied. The capital adequacy is evaluated for both supervisory and internal management purpose in accordance with the comparison of unexpected loss and the available capital. If the test result from internal capital adequacy shows lack of available capital, the Group is committed to expanding the equity capital and reinforcement of the risk management.

Details of the Group’s capital adequacy ratio as of June 30, 2013 and 2012, based on K-IFRS, are as follows (unit: Korean won in millions):

	June 30, 2013		December 31, 2012
Basic capital	￦	1,231,980	￦	1,179,312
Supplement capital		438,565		568,043

Total	￦	1,670,545	￦	1,747,355

Risk-weighted assets	￦	13,001,749	￦	12,219,574
Capital adequacy ratio		12.85%		14.30%

5.	OPERATING SEGMENTS:

The Group’s reporting segment comprises the following customers: consumer finance, corporate finance, capital market and headquarters and others. The nature of the main business activities of each reporting segment are as follows:

Reporting segment	Main business activities
Consumer finance	Loans/deposits and financial services for consumer
Corporate finance	Loans/deposits and export/import, financial services for corporations
Capital market	Fund management, investment securities and derivatives business
Headquarters and others	Activities other than the above including headquarters management

(1)	The details of assets and liabilities by each segment are as follows (Unit: Korean Won in millions):

	June 30, 2013
	Consumer finance		Corporate finance		Capital market		Headquarters and others		Subtotal		Adjustment		Total
Assets	￦	3,823,978	￦	9,311,998	￦	4,714,036	￦	921,007	￦	18,771,019	￦	214,709	￦	18,985,728
Liabilities		7,049,120		6,907,054		1,938,578		1,714,012		17,608,764		18,865		17,627,629

	December 31, 2012
	Consumer finance		Corporate finance		Capital market		Headquarters and others		Subtotal		Adjustment		Total
Assets	￦	3,422,217	￦	9,362,227	￦	5,013,771	￦	838,886	￦	18,637,101	￦	(11,011)	￦	18,626,090
Liabilities		6,772,860		6,851,094		1,897,944		1,725,893		17,247,791		61,788		17,309,579

(2)	The details of operating income by each segment are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2013
	Consumer finance		Corporate finance		Capital market		Headquarters and others		Subtotal		Adjustment		Total
NII
Interest income	￦	97,666	￦	244,806	￦	92,265	￦	8,819	￦	443,556	￦	584	￦	444,140
Interest expense		77,108		87,023		28,920		20,495		213,546		4		213,550
Inter-segment		66,355		(16,880)		(63,908)		14,433		—		—		—

Subtotal		86,913		140,903		(563)		2,757		230,010		580		230,590

Non-interest income
Non-interest income		14,395		11,307		43,878		1,068		70,648		31		70,679
Non-interest expense		9,909		14,620		42,247		(9,206)		57,570		20,092		77,662

Subtotal		4,486		(3,313)		1,631		10,274		13,078		(20,061)		(6,983)

Other expense
Administrative expense		90,740		35,207		3,622		739		130,308		(16,121)		114,187
Provisions		(21)		—		—		35,616		35,595		332		35,927

Subtotal		90,719		35,207		3,622		36,355		165,903		(15,789)		150,114

Operating income		680		102,383		(2,554)		(23,324)		77,185		(3,692)		73,493

Non-Operating income
Non-operating revenue		133		38		1		2,758		2,930		—		2,930
Non-operating expense		2,569		922		7		3,635		7,133		102		7,235

Subtotal		(2,436)		(884)		(6)		(877)		(4,203)		(102)		(4,305)

Net income before income tax expense		(1,756)		101,499		(2,560)		(24,201)		72,982		(3,794)		69,188
Income tax		120		18,085		(451)		(4,121)		13,633		—		13,633

Net income	￦	(1,876)	￦	83,414	￦	(2,109)	￦	(20,080)	￦	59,349	￦	(3,794)	￦	55,555

	For the six months ended June 30, 2012
	Consumer finance		Corporate finance		Capital market		Headquarters and others		Subtotal		Adjustment		Total
NII
Interest income	￦	107,299	￦	264,019	￦	117,352	￦	7,777	￦	496,447	￦	(2,425)	￦	494,022
Interest expense		91,688		101,353		29,712		22,791		245,544		(8)		245,536
Inter-segment		88,557		(26,826)		(87,391)		25,660		—		—		—

Subtotal		104,168		135,840		249		10,646		250,903		(2,417)		248,486

Non-interest income
Non-interest income		14,713		11,178		31,955		9,883		67,729		1,340		69,069
Non-interest expense		8,516		13,098		26,172		9,702		57,488		6,134		63,622

Subtotal		94,754		(28,746)		(81,608)		25,841		10,241		(4,794)		5,447

Other expense
Administrative expense		85,808		35,252		3,111		1,259		125,430		(13,995)		111,435
Provisions		12		—		—		25,428		25,440		(825)		24,615

Subtotal		85,820		35,252		3,111		26,687		150,870		(14,820)		136,050

Operating income		113,102		71,842		(84,470)		9,800		110,274		7,609		117,883

Non-Operating income
Non-operating revenue		131		38		85		1,459		1,713		—		1,713
Non-operating expense		1,311		593		—		5,309		7,213		568		7,781

Subtotal		(1,180)		(555)		85		(3,850)		(5,500)		(568)		(6,068)

Net income before income tax expense		111,922		71,287		(84,385)		5,950		104,774		7,041		111,815
Income tax		6,079		24,436		723		(3,928)		27,310		—		27,310

Net income	￦	105,843	￦	46,851	￦	(85,108)	￦	9,878	￦	77,464	￦	7,041	￦	84,505

Information of Instruments and Services

The Group’s instrument may be classified as interest instrument, non-interest instrument and other instrument, but these classifications were considered and recognized when defining disclosure account, hence profit from external customers by each instruments are not posted.

6.	CASH AND CASH EQUIVALENTS:

(1)	Details of cash and cash equivalents are as follows (unit: Korean won in millions):

	June 30, 2013		December 31, 2012
Cash and checks	￦	141,341	￦	186,865
Foreign currencies		18,427		15,101
Demand deposits		25,360		43,555
Fixed deposits		—		210,000

Total	￦	185,128	￦	455,521

(2)	Material transactions not involving cash inflows and outflows are as follows (unit: Korean won in millions):

	For the six months ended June 30
	2013		2012
Changes in other comprehensive income of AFS securities	￦	5,495	￦	2,344
Changes in other comprehensive income of cash flow hedge		3,501		1,180

7.	FINANCIAL ASSETS AT FVTPL:

(1)	Details of financial assets at FVTPL are as follows (unit: Korean won in millions):

	June 30, 2013		December 31, 2012
Financial assets held for trading	￦	70,992	￦	49,675
Securities in local currency:
Municipal bond		9,954		7,258
Financial institutions		57,388		38,080
Corporates		2,352		—
Others		—		2,313

Subtotal		69,694		47,651

Derivatives instruments assets:
Currency derivatives		1,032		1,674
Equity derivatives		266		350

Subtotal		1,298		2,024

Designated financial assets at FVTPL:
Securitization securities		328,654		337,702

Total	￦	399,646	￦	387,377

(2)	Financial assets designated to FVTPL as of June 30, 2013 and December 31, 2012, are as follows:

	June 30, 2013		December 31, 2012
Securitization securities	￦	328,656	￦	337,702

Securitization securities were designated as at FVTPL, using fair value assessment options to avoid; measurement of assets or liabilities under different standards, recognition of profit or loss by different standards, or inconsistencies in measurement.

8.	AFS FINANCIAL ASSETS:

(1)	Details of AFS financial assets are as follows (unit: Korean won in millions):

	June 30, 2013
	Amortized cost		Unrealized gains		Unrealized losses		Fair value
AFS financial assets in local currency:
Debt securities:
Government bonds	￦	12	￦	—	￦	1	￦	11
Financial institution bonds		69,451		130		—		69,581
Corporate bonds		608,682		—		490		608,192
Others		109,381		12				109,393

Subtotal		787,526		142		491		787,177

Equity securities:
Listed stock		34,735		217		—		34,952
Unlisted stock		81,044		2,109		—		83,153
Beneficiary certificates		99,083		4,440		—		103,523

Subtotal		214,862		6,766		—		221,628

Securities loaned		19,962		—		23		19,939

Subtotal		1,022,350		6,908		514		1,028,744

AFS financial assets in foreign currency:
Debt securities		6,262		—		258		6,004

Subtotal		6,262		—		258		6,004

Total	￦	1,028,612	￦	6,908	￦	772	￦	1,034,748

	December 31, 2012
	Amortized cost		Unrealized gains		Unrealized losses		Fair value
AFS financial assets in local currency:
Debt securities:
Government bonds	￦	9,975	￦	16	￦	—	￦	9,991
Financial institution bonds		69,108		432		—		69,540
Corporate bonds		588,514		1,398		—		589,912

Subtotal		667,597		1,846		—		669,443

Equity securities:
Listed stock		27,571		6,459		—		34,030
Unlisted stock		77,477		—		311		77,166
Beneficiary certificates		135,285		—		8,545		126,740

Subtotal		240,333		6,459		8,856		237,936

Subtotal		907,930		8,305		8,856		907,379

AFS financial assets in foreign currency:
Debt securities		10,458		59		—		10,517

Subtotal		10,458		59		—		10,517

Total	￦	918,388	￦	8,364	￦	8,856	￦	917,896

(2)	Structured notes of AFS financial assets are as follows (unit: Korean won in millions):

	June 30, 2013
	Face value		Carrying value		Potential risk
Structured notes relating to interest rate	￦	10,000	￦	9,832	Interest rate risk of underlying assets

	December 31, 2012
	Face value		Carrying value		Potential risk
Structured notes relating to interest rate	￦	10,000	￦	9,684	Interest rate risk of underlying assets

9.	HTM FINANCIAL ASSETS:

(1)	Details of HTM financial assets are as follows (unit: Korean won in millions):

	June 30, 2013
	Amortized cost		Unrealized gains		Unrealized losses		Fair value
In local currency:
Government bonds	￦	1,401,335	￦	42,904	￦	—	￦	1,444,239
Financial institution bonds		117,666		5,566		—		123,232
Corporate bonds		591,812		13,071		—		604,883

Total	￦	2,110,813	￦	61,541	￦	—	￦	2,172,354

	December 31, 2012
	Amortized cost		Unrealized gains		Unrealized losses		Fair value
In local currency:
Government bonds	￦	1,454,272	￦	55,131	￦	—	￦	1,509,403
Financial institution bonds		128,227		7,099		—		135,326
Corporate bonds		688,921		18,949		—		707,870

Total	￦	2,271,420	￦	81,179	￦	—	￦	2,352,599

(2)	Structured notes of HTM financial assets are as follows (unit: Korean won in millions):

June 30, 2013
	Face value	Carrying value	Potential risk
Structured notes relating to interest rate	—	—	Interest rate risk of underlying assets

	December 31, 2012
	Face value		Carrying value		Potential risk
Structured notes relating to interest rate	￦	20,000	￦	20,000	Interest rate risk of underlying assets

10.	LOANS AND RECEIVABLES:

(1)	Details of loans and receivables are as follows (unit: Korean won in millions):

	June 30, 2013		December 31, 2012
Due from banks	￦	939,810	￦	1,041,867
Provisions for credit losses		(566)		(869)

Subtotal		939,244		1,040,998

Loans		14,273,002		13,518,247
Provisions for credit losses		(160,213)		(167,157)

Subtotal		14,112,789		13,351,090

Total	￦	15,052,033	￦	14,392,088

(2)	Details of due from banks are as follows (unit: Korean won in millions):

	June 30, 2013		December 31, 2012
Due from banks in local currency:
Due from the Bank of Korea	￦	442,300	￦	534,544
Due from the Bank of Deposit		481,000		460,000
Due from the Bank of Securities		500		201
Due from nonmonetary institutions		379		30,886
Others		6,613		6,563
Provisions for credit losses		(482)		(731)

Subtotal		930,310		1,031,463

Due from banks in foreign currencies:
Due from banks on demand		9,018		9,673
Provisions for credit losses		(84)		(138)

Subtotal		8,934		9,535

Total	￦	939,244	￦	1,040,998

(3)	Details of restricted due from banks are as follows (unit: Korean won in millions):

Financial institution	June 30, 2013		December 31, 2012		Reason of restriction
Due from banks in local currency:
The Bank of Korea	￦	442,300	￦	534,544	Reverse deposits on BOK Act and others
Korea Exchange		250		250	Korea Exchange Membership Management Regulation, Article 23

Subtotal		442,550		534,794

Due from banks in foreign currencies:
The Bank of Korea		9,018		9,673	Reverse deposits on BOK Act and others

Subtotal		9,018		9,673

Total	￦	451,568	￦	544,467

(4)	Details of loans and other receivables are as follows (unit: Korean won in millions):

	June 30, 2013		December 31, 2012
Loans:
Loans to enterprises	￦	8,343,168	￦	7,880,995
Loans to households		3,525,419		3,387,376
Loans to public sector and other		325,670		382,415
Interbank		163,188		156,599
Trust loan		220		—
Loans in foreign currencies		409,356		490,726
Domestic banker’s usance		217,610		102,750
Credit card accounts		162,786		157,051
Bills bought in foreign currencies		212,767		200,815
Advances for customers		1,167		312
Privately placed bonds		28,140		28,140
Factoring receivables		67		—
Backed loans		7,598		8,262
Call loans		99,420		70,004
Bonds purchased under resale agreements		70,019		180,061
Provisions for credit losses		(159,743)		(166,607)
Deferred loan origination fees and costs		4,804		3,382

Loans – total		13,411,656		12,882,281

Other receivables:
Accounts receivables		202,563		146,314
Accrued income		159,370		151,158
Guarantee deposits		67,807		65,212
Other assets		274,298		109,084
Provisions for credit losses		(470)		(550)
Present value discount		(2,435)		(2,409)

Other receivables – total		701,133		468,493

Total	￦	14,112,789	￦	13,351,090

(5)	Changes in the provisions for credit losses on loans and receivables are as follows (unit: Korean won in millions):

	For the six months ended June 30, 2013
	Loans				Credit cards		Others		Total
	Consumers		Corporates
Beginning balance	￦	(8,223)	￦	(155,714)	￦	(2,862)	￦	(1,227)	￦	(168,026)
Net provision		(808)		(31,584)		(1,584)		207		(33,769)
Recoveries of written-off loans		(1,935)		(9,232)		(977)		—		(12,144)
Charge-off		3,376		42,319		1,896		—		47,591
Sales of loans and receivables		541		82		—		—		623
Unwinding effect		—		4,946		—		—		4,946

Ending balance	￦	(7,049)	￦	(149,183)	￦	(3,527)	￦	(1,020)	￦	(160,779)

	For the year ended December 31, 2012
	Loans				Credit cards		Others		Total
	Consumers		Corporates
Beginning balance	￦	(7,710)	￦	(177,526)	￦	(2,880)	￦	(2,127)	￦	(190,243)
Net provision		(4,660)		(88,175)		(3,118)		900		(95,053)
Recoveries of written-off loans		(2,291)		(14,302)		(768)		—		(17,361)
Charge-off		6,438		112,277		3,904		—		122,619
Sales of loans and receivables		—		3,824		—		—		3,824
Unwinding effect		—		8,188		—		—		8,188

Ending balance	￦	(8,223)	￦	(155,714)	￦	(2,862)	￦	(1,227)	￦	(168,026)

11.	THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES:

The Group classified and discloses fair value of the financial instruments into the following three-level hierarchy:

•	Level 1: Fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: Fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., prices) or indirectly (i.e., derived from prices).

•	Level 3: Fair value measurements are those derived from valuation technique that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(1)	Fair value hierarchy of financial assets and liabilities measured at current fair value is as follows (Korean won in millions):

	June 30, 2013
	Level 1		Level 2		Level 3(*1)		Total
Financial assets:
Financial assets at FVTPL
Financial assets held for trading:
Debt securities
Korean treasury and government agencies	￦	—	￦	12,306	￦	—	￦	12,306
Financial institutions		—		57,388		—		57,388
Derivatives instruments assets
Currency derivatives		—		1,032		—		1,032
Equity derivatives		—		266		—		266

Subtotal		—		70,992		—		70,992

Designated financial assets at FVTPL
Securitization Securities		—		328,654		—		328,654

Subtotal		—		399,646		—		399,646

AFS financial assets:
Debt securities
Korean treasury and government agencies		19,939		11		—		19,950
Corporates		—		608,250		—		608,250
Financial institutions		—		75,527		—		75,527
Others		—		109,393		—		109,393

Subtotal		19,939		793,181		—		813,120

Equity securities		4,838		—		113,267		118,105
Beneficiary certificates		—		15,392		88,131		103,523

Subtotal		19,939		793,181		—		813,120

Total	￦	24,777	￦	808,573	￦	201,398	￦	1,034,748

Financial liabilities:
Financial liabilities at trading securities:
Derivatives instruments liabilities:
Currency derivatives	￦	—	￦	2,692	￦	—	￦	2,692
Equity derivatives		—		265		—		265

Subtotal		—		2,957		—		2,957

Derivatives instruments liabilities (hedge)		—		18,695		—		18,695

Total	￦	—	￦	21,652	￦	—	￦	21,652

(*1)	The amounts of equity securities and beneficiary securities carried at cost which do not have a quoted market price in an active market and cannot be measured reliably at fair value are ￦12,328 million and ￦310 million as of June 30, 2013.

	December 31, 2012
	Level 1		Level 2		Level 3(*2)		Total
Financial assets:
Financial assets at FVTPL
Financial assets held for trading:
Debt securities
Korean treasury and government agencies	￦	7,258	￦	—	￦	—	￦	7,258
Financial institutions				38,080				38,080
Others				2,313				2,313
Derivatives instruments assets
Currency derivatives		—		1,674		—		1,674
Equity derivatives		—		350		—		350

Subtotal		7,258		42,417		—		49,675

Designated financial assets at FVTPL
Securitization Securities		—		337,702		—		337,702

Subtotal		7,258		380,119		—		387,377

AFS financial assets:
Debt securities
Korean treasury and government agencies		9,991		—		—		9,991
Corporates		—		600,429		—		600,429
Financial institutions		—		69,540		—		69,540

Subtotal		9,991		669,969		—		679,960

Equity securities		3,330		—		107,866		111,196
Beneficiary certificates		—		28,979		97,761		126,740

Subtotal		13,321		698,948		205,627		917,896

Total	￦	20,579	￦	1,079,067	￦	205,627	￦	1,305,273

Financial liabilities:
Financial liabilities at trading securities:
Securities in short position	￦	—	￦	630	￦	—	￦	630
Derivatives instruments liabilities:
Currency derivatives		—		406		—		406
Equity derivatives		—		349		—		349

Subtotal		—		1,385		—		1,385

Derivatives instruments liabilities (hedge)		—		22,196		—		22,196

Total	￦	—	￦	23,581	￦	—	￦	23,581

(*2)	The amounts of equity securities and beneficiary securities carried at cost which do not have a quoted market price in an active market and cannot be measured reliably at fair value are ￦12,460 million and ￦242 million as of December 31, 2012.

Financial assets and liabilities at FVTPL, AFS financial assets, held-for-trading financial assets and liabilities and derivative assets and liabilities are recognized at fair value. Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s-length transaction.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group establishes the fair value using valuation techniques. Fair value measurement methods for each type of financial instruments are as follows:

Fair value measurement technique
Financial assets and liabilities at FVTPL	Financial assets and liabilities at FVTPL are measured at fair value using a price quoted by a third party, such as a pricing service or broker or using valuation techniques.

Derivative assets and liabilities	Derivatives are measured at fair value using a quoted market price in an active market. If a quoted market price is not available, they are measured at fair value using valuation techniques.

Loans and receivables (*1)	Loans and receivables are measured by discounting expected future cash flows at a market interest rate of other loans with similar condition.

HTM financial assets (*1)	HTM financial assets are measured by using a price quoted by a third party, such as a pricing service or broker.

Deposits due to customers and borrowings (*1)

Deposits due to customers and borrowings are measured at fair value using discounting expected future cash flows at the interest rate of bond issued by the Bank. However, if the carrying value is not significantly different from the fair value, it assumes that the carrying value is equal to the fair value.

Debentures (*1)

The fair value of issued bond shall be measured at the present value of cash flows using the swap interest rates. For some financial instruments, the fair value estimated by specialists, the third party, can be used.

(*1)	The fair value of each financial instruments above is described at Note 11 (4).

(2)	Changes in financial assets and liabilities classified into Level 3 are as follows (unit: Korean won in millions):

	For the six months ended June 30, 2013
	January 1, 2013		Profit or loss		Other comprehensive income		Purchase/ issuance		Settlement		Transfer to or from Level 3		June 30, 2013
Financial assets:
AFS financial assets:
Debt securities:
Corporates	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—
Equity securities		107,867		(320)		1,869		5,518		(1,667)		—		113,267
Beneficiary certificates		97,761		(7,337)		6,264		1,214		(9,771)		—		88,131

Total	￦	205,628	￦	(7,657)	￦	8,133	￦	6,732	￦	(11,438)	￦	—	￦	201,398

	For the year ended December 31, 2012
	January 1, 2012		Profit or loss		Other comprehensive income		Purchase/ issuance		Settlement		Transfer to or from Level 3		December 31, 2012
Financial assets:
AFS financial assets:
Debt securities:
Corporates	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—
Equity securities		103,550		(1,179)		5,895		5,766		(6,130)		(35)		107,867
Beneficiary certificates		23,410		(3,359)		(14,412)		13,356		(1,932)		80,698		97,761

Total	￦	126,960	￦	(4,538)	￦	(8,517)	￦	19,122	￦	(8,062)	￦	80,663	￦	205,628

(3)	The following table shows the sensitivity of Level 3 fair values to reasonably possible alternative assumptions.

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which result from varying the assumptions individually. There are two types of Level 3 financial instruments which should be done through sensitivity analysis. Some instruments, such as equity derivatives and interest rate derivatives, that fair value changes are recognized as current income. Others, such as equity securities, debt securities, and beneficiary certificates that fair value changes are recognized as other comprehensive income.

The following table shows the sensitivity analysis to disclose the effect of reasonably possible alternative assumptions on the fair value of a Level 3 financial instruments for the six months ended June 30, 2013 (unit: Korean won in millions):

	For the six months ended June 30, 2013
	Net income (loss)				Other comprehensive income (loss)
	Favorable		Unfavorable		Favorable		Unfavorable
AFS Financial Assets	￦	—	￦	—	￦	—	￦	—
Equity securities (*1)		—		—		4,048		(1,985)

Total	￦	—	￦	—	￦	4,048	￦	(1,985)

(*1)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0%–1%) and discount rate (-1%–1%) or liquidation value (-1%–1%) and discount rate (-1%–1%).

(4)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (unit: Korean won in millions):

	June 30, 2013
	Fair value		Carrying amount
HTM financial assets:
Korean treasury and government agencies	￦	1,444,239	￦	1,401,335
Financial institutions		123,232		117,666
Corporates		604,883		591,812

Subtotal		2,172,354		2,110,813

Loans and receivables:
Deposits		939,810		939,244
Loans		13,566,663		13,411,600
Other loans and receivables		704,038		701,189

Subtotal		15,210,511		15,052,033

Deposits due to customers		13,537,896		13,528,790
Borrowings		2,559,588		2,548,943
Debentures		831,478		795,936
Other financial liabilities		672,127		671,994

	December 31, 2012
	Fair value		Carrying amount
HTM financial assets:
Korean treasury and government agencies	￦	1,509,403	￦	1,454,272
Financial institutions		135,326		128,227
Corporates		707,870		688,921

Subtotal		2,352,599		2,271,420

Loans and receivables:
Deposits		1,041,867		1,040,998
Loans		13,043,603		12,883,182
Other loans and receivables		471,770		467,908

Subtotal		14,557,240		14,392,088

Deposits due to customers		13,066,596		13,049,390
Borrowings		2,619,954		2,599,955
Debentures		943,837		896,109
Other financial liabilities		687,426		687,390

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	June 30, 2013
	Level 1		Level 2		Level 3		Fair value		Carrying value
Financial assets:
HTM financial assets	￦	1,444,239	￦	728,115	￦	—	￦	2,172,354	￦	2,110,813
Loans and receivables		—		—		15,210,511		15,210,511		15,052,033

subtotal		1,444,239		728,115		15,210,511		17,382,865		17,162,846

Financial liabilities:
Deposits due to customers		—		13,537,896		—		13,537,896		13,528,790
Borrowings		—		2,559,588		—		2,559,588		2,548,943
Debentures		—		831,478		—		831,478		795,936
Other financial liabilities		—		—		672,127		672,127		671,994

subtotal		—		16,928,962		672,127		17,601,089		17,545,663

	December 31, 2012
	Level 1		Level 2		Level 3		Fair value		Carrying value
Financial assets:
HTM financial assets	￦	1,509,403	￦	843,196	￦	—	￦	2,352,599	￦	2,271,420
Loans and receivables		—		—		14,557,240		14,557,240		14,392,088

subtotal		1,509,403		843,196		14,557,240		16,909,839		16,663,508

Financial liabilities:
Deposits due to customers		—		13,066,596		—		13,066,596		13,049,390
Borrowings		—		2,619,954		—		2,619,954		2,599,955
Debentures		—		943,837		—		943,837		896,109
Other financial liabilities		—		—		687,426		687,426		687,390

subtotal		—		16,630,387		687,426		17,317,813		17,232,844

12.	OFFSETTING OF FINANCIAL INSTRUMENTS:

Financial assets and liabilities subject to offsetting, enforceable master netting agreements and similar agreements are as follows (Unit: Korean Won in millions):

	June 30, 2013
	Gross amounts of recognized financial assets		Gross amounts of recognized financial liabilities set off		Net amounts of financial assets presented		Related amounts not set off in the statement of financial position				Net amounts
							Financial instruments		Cash collateral received
Financial assets:
Derivative assets and others	￦	1,298	￦	—	￦	1,298	￦	1,030	￦	—	￦	268
Bonds purchased under resale agreements		70,019		—		70,019		70,019		—		—
Domestic exchanges receivable		957,743		684,281		273,462		—		—		273,462
Receivable spot exchange		144,847		—		144,847		144,609		—		238

Total	￦	1,173,907	￦	684,281	￦	489,626	￦	215,658	￦	—	￦	273,968

	June 30, 2013
	Gross amounts of recognized financial assets		Gross amounts of recognized financial liabilities set off		Net amounts of financial assets presented		Related amounts not set off in the statement of financial position				Net amounts
							Financial instruments		Cash collateral received
Financial liabilities:
Derivative liabilities	￦	21,652	￦	—	￦	21,652	￦	1,030	￦	—	￦	20,622
Bonds sold under repurchase agreements		381,698		—		381,698		381,698		—		—
Domestic exchanges payable		725,900		684,281		41,619		—		—		41,619
Payable spot exchange		144,635		—		144,635		144,609		—		26

Total	￦	1,273,885	￦	684,281	￦	589,604	￦	527,337	￦	—	￦	62,267

	December 31, 2012
	Gross amounts of recognized financial assets		Gross amounts of recognized financial liabilities set off		Net amounts of financial assets presented		Related amounts not set off in the statement of financial position				Net amounts
							Financial instruments		Cash collateral received
Financial assets:
Derivative assets and others	￦	2,024	￦	—	￦	2,024	￦	406	￦	—	￦	1,618
Bonds purchased under resale agreements		180,000		—		180,000		180,000		—		—
Domestic exchanges receivable		966,694		858,517		108,177		—		—		108,177
Receivable spot exchange		134,378		—		134,378		134,115		—		263

Total	￦	1,283,096	￦	858,517	￦	424,579	￦	314,521	￦	—	￦	110,058

	December 31, 2012
	Gross amounts of recognized financial assets		Gross amounts of recognized financial liabilities set off		Net amounts of financial assets presented		Related amounts not set off in the statement of financial position				Net amounts
							Financial instruments		Cash collateral received
Financial liabilities:
Derivative liabilities	￦	22,951	￦	—	￦	22,951	￦	406	￦	—	￦	22,545
Bonds sold under repurchase agreements		480,776		—		480,776		480,776		—		—
Securities in short position		630		—		630		630		—		—
Domestic exchanges receivable		944,354		858,517		85,837		—		—		85,837
Receivable spot exchange		134,122		—		134,122		134,115		—		7

Total	￦	1,582,833	￦	858,517	￦	724,316	￦	615,927	￦	—	￦	108,389

13.	INVESTMENT PROPERTIES:

(1)	Investment properties are as follows (unit: Korean won in millions):

	June 30, 2013
	Land		Building		Total
Acquisition cost	￦	19,136	￦	28,855	￦	47,991
Accumulated depreciation		—		(2,820)		(2,820)

Net carrying value	￦	19,136	￦	26,035	￦	45,171

	December 31, 2012
	Land		Building		Total
Acquisition cost	￦	19,844	￦	29,175	￦	49,019
Accumulated depreciation		—		(2,445)		(2,445)

Net carrying value	￦	19,844	￦	26,730	￦	46,574

(2)	Changes in investment properties are as follows (unit: Korean won in millions):

	For the six months ended June 30, 2013
	Land		Building		Total
Beginning balance of net carrying amount	￦	19,844	￦	26,730	￦	46,574
Acquisition and capital expenditure		—		219		219
Disposal		(619)		(385)		(1,004)
Depreciation		—		(420)		(420)
Others(*1)		(89)		(109)		(198)

Ending balance of net carrying value	￦	19,136	￦	26,035	￦	45,171

	For the year ended December 31, 2012
	Land		Building		Total
Beginning balance of net carrying amount	￦	20,527	￦	28,208	￦	48,735
Acquisition and capital expenditure		—		651		651
Disposal		—		—		—
Depreciation		—		(852)		(852)
Others(*1)		(683)		(1,277)		(1,960)

Ending balance of net carrying value	￦	19,844	￦	26,730	￦	46,574

(*1)	Others are changes in classification of real estates between investment properties and premises and equipment due to change in ratio between investment areas and premises and equipment for the real estates.

(3)	Fair value of investment properties as of June 30, 2013, are as follows (unit: Korean won in millions):

Classification	The latest revaluation date	Land		Building		Total
Kwangju Dong-gu Daein-dong 7-12 and others	January 1, 2010	￦	22,518	￦	33,129	￦	55,647

The fair value of investment properties is determined by the assessment performed by Jung-Ang Appraisal Corporate, the independent appraiser who has proper qualification and experience. In addition, the above-appraised value includes the amount of portion used for business by the Group.

(4)	Revenue earned from investment properties is 951 million won and 1,055 million won as of the six months ended June 30, 2013 and 2012, respectively. Rental fees earned from investment properties are 561 million won and 616 million won as of the six months ended June 30, 2013 and 2012, respectively.

14.	PREMISES AND EQUIPMENT:

(1)	Details of premises and equipment are as follows (unit: Korean won in millions):

	June 30, 2013
	Land		Building		Properties for business use		Structures in leased office		Total
Acquisition cost	￦	52,814	￦	72,355	￦	49,829	￦	19,576	￦	194,574
Accumulated depreciation		—		(7,422)		(39,911)		(15,674)		(63,007)

Net carrying value	￦	52,814	￦	64,933	￦	9,918	￦	3,902	￦	131,567

	December 31, 2012
	Land		Building		Properties for business use		Structures in leased office		Total
Acquisition cost	￦	53,608	￦	72,128	￦	49,187	￦	18,973	￦	193,896
Accumulated depreciation		—		(6,391)		(38,686)		(14,986)		(60,063)

Net carrying value	￦	53,608	￦	65,737	￦	10,501	￦	3,987	￦	133,833

(2)	Details of changes in premises and equipment are as follows (unit: Korean won in millions):

	For the six months ended June 30, 2013
	Land		Building		Properties for business use		Structures in leased office		Total
Beginning balance	￦	53,608	￦	65,737	￦	10,501	￦	3,987	￦	133,833
Acquisition and capital expenditure		7		731		982		619		2,339
Disposition		(890)		(553)		(3)		(13)		(1,459)
Depreciation		—		(1,091)		(1,562)		(691)		(3,344)
Others(*1)		89		109		—		—		198

Ending balance	￦	52,814	￦	64,933	￦	9,918	￦	3,902	￦	131,567

	For the year ended December 31, 2012
	Land		Building		Properties for business use		Structures in leased office		Total
Beginning balance	￦	52,894	￦	64,689	￦	7,634	￦	3,126	￦	128,343
Acquisition and capital expenditure		55		2,265		6,065		2,105		10,490
Disposition		(24)		(323)		(103)		(3)		(453)
Depreciation		—		(2,171)		(3,095)		(1,241)		(6,507)
Others(*1)		683		1,277		—		—		1,960

Ending balance	￦	53,608	￦	65,737	￦	10,501	￦	3,987	￦	133,833

(*1)	Others are changes in classification of real estates between investment properties and premises and equipment due to change in ratio between investment areas and premises and equipment for the real estates.

15.	INTANGIBLE ASSETS:

(1)	Details of intangible assets are as follows (unit: Korean won in millions):

	June 30, 2013
	Others		Membership deposit		Total
Acquisition cost	￦	20,152	￦	6,552	￦	26,704
Accumulated amortization		(12,698)		—		(12,698)
Accumulated impairment losses		—		(555)		(555)

Net carrying value	￦	7,454	￦	5,997	￦	13,451

	December 31, 2012
	Others		Membership deposit		Total
Acquisition cost	￦	13,922	￦	6,595	￦	20,517
Accumulated amortization		(11,231)		—		(11,231)
Accumulated impairment losses		—		(556)		(556)

Net carrying value	￦	2,691	￦	6,039	￦	8,730

(2)	Details of changes in intangible assets are as follows (unit: Korean won in millions):

	For the six months ended June, 2013
	Others		Membership deposit		Total
Beginning balance	￦	2,691	￦	6,039	￦	8,730
Acquisition		6,230		165		6,395
Disposition		—		(207)		(207)
Amortization		(1,467)		—		(1,467)

Ending balance	￦	7,454	￦	5,997	￦	13,451

	For the year ended December 31, 2012
	Others		Membership deposit		Total
Beginning balance	￦	3,545	￦	6,683	￦	10,228
Acquisition		3,294		279		3,573
Disposition		—		(367)		(367)
Amortization		(4,148)		—		(4,148)
Impairment loss		—		(556)		(556)

Ending balance	￦	2,691	￦	6,039	￦	8,730

16.	OTHER ASSETS:

Details of other assets are as follows (unit: Korean won in millions):

	June 30, 2013		December 31, 2012

Prepaid expenses	￦	11,291	￦	11,165
Others:		1,309		913

Total	￦	12,600	￦	12,078

17.	ASSETS SUBJECTED TO LIEN AND ASSETS ACQUIRED THROUGH A FORECLOSURE:

(1)	Details of assets subjected to lien are as follows (unit: Korean won in millions):

	June 30, 2013
Due from bank	Collateral given to	Amount		Reason for collateral

Financial securities	The Bank of Korea	￦	315,012	Settlement risk and others
	Securities finance		66,780	Collateral repurchase agreement and others(*1)
	Nomura Securities		97,308	Collateral repurchase agreement and others(*1)
	Korea securities depository		305,419	Collateral repurchase agreement
	Mizuho bank		75,130	Foreign currencies Long-term borrowings
	Corporate bank		140,124	Foreign currencies Long-term borrowings
	Bank of communication		67,549	Foreign currencies Long-term borrowings
	Sumitomo bank Ltd.		16,992	Foreign currencies Long-term borrowings
	CA-CIB		19,504	Collateral for borrowings
	Woori bank		1,500	Loans

	Total	￦	1,105,318

	December 31, 2012
Due from bank	Collateral given to	Amount		Reason for collateral

Financial securities	The Bank of Korea	￦	317,450	Settlement risk and others
	Securities finance		67,160	Collateral repurchase agreement and others(*1)
	Nomura Securities		97,394	Collateral repurchase agreement and others(*1)
	Korea securities depository		384,852	Collateral repurchase agreement
	Mizuho bank		80,674	Foreign currencies Long-term borrowings
	Corporate bank		140,310	Foreign currencies Long-term borrowings
	Bank of communication		67,079	Foreign currencies Long-term borrowings
	Sumitomo bank Ltd.		18,972	Foreign currencies Long-term borrowings
	CA-CIB		24,116	Collateral for borrowings
	Woori bank		1,500	Loans

	Total	￦	1,199,507

(*1)	Debt securities sold under the agreements that the seller repurchases at the agreed price or the sales price plus additional amounts at specified rate. These debt securities are not derecognized from the consolidated statements of financial position of the Group. The buyers of these debt securities has right to sell and pledge without constraints. As these debt securities are not derecognized, the related transferred amounts are recorded as liabilities, which are debt securities sold under repurchase agreement.

(2)	As of June 30, 2013 and December 31, 2012, there is no asset acquired through a foreclosure.

18.	FINANCIAL LIABILITIES AT FVTPL:

(1)	Financial liabilities at FVTPL are as follows (unit: Korean won in millions):

	June 30, 2013		December 31, 2012
Financial liabilities held for trading
Borrowings:
Securities in short position	￦	—	￦	630
Derivative liabilities:
Currency derivatives		2,692		406
Stock derivatives		265		349

Total	￦	2,957	￦	1,385

19.	DEPOSITS DUE TO CUSTOMERS (“DEPOSITS”):

(1)	Details of deposits sorted by interest type are as follows (unit: Korean won in millions):

	June 30, 2013		December 31, 2012
Deposits in local currency:
Interest bearing	￦	1,525,954	￦	1,400,744
Non-interest bearing		229,504		228,011
Mutual installment		478		482
Money trust		9,621		9,696
Deposits at termination		11,192,030		10,768,680

Subtotal		12,957,587		12,407,613

Certificate of deposits		515,185		605,576
Deposits in foreign currencies:
Interest bearing		63,103		45,678
Non-interest bearing		1,136		376
Present value discount		(8,221)		(9,853)

Total	￦	13,528,790	￦	13,049,390

(2)	Details of deposits sorted by customers are as follows (unit: Korean won in millions):

	June 30, 2013		December 31, 2012
Individuals	￦	5,740,966	￦	5,372,343
Non-profit corporation		985,617		877,376
Educational organization		585,214		563,403
Government		1,942,665		1,912,994
Government agencies		545,301		471,556
Banks		1,360,033		1,576,568
Other financial institution		574,729		457,622
Foreign corporation		5,945		6,135
Corporation		1,300,740		1,256,419
Others		495,801		564,827
Present value discount		(8,221)		(9,853)

Total	￦	13,528,790	￦	13,049,390

20.	BORROWINGS AND DEBENTURES:

(1)	Details of borrowings are as follows (unit: Korean won in millions):

	June 30, 2013
	Lender	Average Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the Bank of Korea	The Bank of Korea	1.14	￦	117,284
Borrowing from government funds	Ministry of Strategy and Finance	2.08		27,628
Others	Kwangju city and others	1.91–3.64		1,109,946

Subtotal				1,254,858

Borrowings in foreign currencies	KEXIM Bank and others	1.99		861,027
Call-money in foreign currencies	Other			—
Bonds sold under repurchase agreements	Other			381,698
Bills sold	Other			51,362
Present value discount				(2)

Total			￦	2,548,943

	December 31, 2012
	Lender	Average Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the Bank of Korea	The Bank of Korea	1.5	￦	114,249
Borrowing from government funds	Ministry of Strategy and Finance	2.52		77,723
Others	Kwangju city and others	2.37–3.76		1,096,504

Subtotal				1,288,476

Borrowings in foreign currencies	IBK and others	2.00–2.34		796,360
Call-money in foreign currencies	Other	0.86		21,422
Bonds sold under repurchase agreements	Other			480,776
Bills sold	Other			12,925
Present value discount				(4)

Total			￦	2,599,955

(2)	Details of debentures are as follows (unit: Korean won in millions):

	June 30, 2013			December 31, 2012
	Interest rate (%)	Amount		Interest rate (%)	Amount
Par value of bond:
Subordinated bonds	3.5–8.87	￦	789,884	3.5–8.87	￦	889,909
Other	10.57		6,315	3.04–10.95		6,493
Discount on bonds			(263)			(293)

Total		￦	795,936		￦	896,109

(3)	Details of other monetary organizations’ borrowings are as follows (unit: Korean won in millions):

	June 30, 2013
	The Bank of Korea		General Bank		Others		Total
Call money	￦	—	￦	—	￦	—	￦	—
Bonds sold under repurchase agreements		—		—		163,073		163,073
Borrowings in local currency		117,284		4,880		286,897		409,061
Borrowings in foreign currencies		—		630,513		—		630,513

Total	￦	117,284	￦	635,393	￦	449,970	￦	1,202,647

	December 31, 2012
	The Bank of Korea		General Bank		Others		Total
Call money	￦	—	￦	21,422	￦	—	￦	21,422
Bonds sold under repurchase agreements		—		—		174,353		174,353
Borrowings in local currency		114,249		5,287		286,492		406,028
Borrowings in foreign currencies		—		681,341		—		681,341

Total	￦	114,249	￦	708,050	￦	460,845	￦	1,283,144

21.	RETIREMENT BENEFIT OBLIGATION:

The Group’s defined benefit plans characteristics are as follows.

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. Plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

(1)	The Group is exposed to various risks through Defined Benefit Retirement Pension Plan, and the most significant risks are as follows:

Volatility of Asset	The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate. The plan assets include equity instruments and are exposed to volatility and risks.

Decrease in Profitability of Blue Chip Bonds	A decrease in profitability of blue chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit liabilities.

Risk of Inflation	Most defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases. However, some plan assets are not influenced by (fixed rate obligation instruments) or slightly influenced by (equity instruments) an inflation rate.

(2)	Net defined benefit liability is as follows (Unit: Korean Won in millions):

	June 30, 2013		December 31, 2012
Projected retirement benefit obligation	￦	43,598	￦	38,053
Fair value of plan assets		(35,537)		(32,248)

Liability recognized	￦	8,061	￦	5,805

(3)	Changes in carrying value of defined benefit liability are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2013		For the year ended December 31, 2012
Beginning balance	￦	38,053	￦	26,921
Current service cost		5,276		9,758
Interest cost		707		1,228
Remeasurements		—		735
Retirement benefit paid		(438)		(589)

Ending balance	￦	43,598	￦	38,053

(4)	Changes in plan assets are as follows (unit: Korean won in millions):

	For the six months ended June 30, 2013		For the year ended December 31, 2012
Beginning balance	￦	(32,248)	￦	(22,844)
Interest income		(694)		(880)
Remeasurements		—		(66)
Employer’s contributions		(3,000)		(9,000)
Retirement benefit paid		405		542

Ending balance	￦	(35,537)	￦	(32,248)

(5)	Actuarial assumption used in retirement benefit obligation assessment is as follows (unit: Korean won in millions):

	June 30, 2013	December 31, 2012
Discount rate	3.81%	3.81%
Inflation rate	1.90%–3.20%	1.90%–3.20%
Future wage growth rate	5.29%	5.29%
Mortality ratio	Issued by Korea Insurance Development

(6)	Details of plan assets are as follows (unit: Korean won in millions):

	June 30, 2013		Ratio (%)	December 31, 2012		Ratio (%)
Other assets (time deposits)	￦	35,537	100	￦	32,248	100

22.	PROVISIONS:

(1)	Details of provisions are as follows (unit: Korean won in millions):

	June 30, 2013		December 31, 2012
Provisions for guarantees (*1)	￦	10,588	￦	10,162
Provisions for unused commitments		8,292		7,015
Provision for credit card point		125		146
Other provision		858		1,103
Asset retirement obligation		2,139		2,062

Total	￦	22,002	￦	20,488

(*1)	Provision for guarantee provision includes provision for financial guarantee of ￦8,652 million and ￦8,499 million as of 162June 30, 2013 and December 31, 2012, respectively.

(2)	Changes in provision except asset retirement obligation and retirement benefit obligation are as follows (unit: Korean won in millions):

	For the six months ended June 30, 2013
	Provision for guarantees		Provision for unused commitments		Points provision		Other provision		Total
Beginning balance	￦	10,162	￦	7,015	￦	146	￦	1,103	￦	18,426
Provisions provided		773		1,277		4		—		2,054
Reversal of unused amount		—		—		(25)		(245)		(270)
Other changes		(347)		—		—		—		(347)

Ending balance	￦	10,588	￦	8,292	￦	125	￦	858	￦	19,863

	For the year ended December 31, 2012
	Provision for guarantees		Provision for unused commitments		Points provision		Other Provision		Total
Beginning balance	￦	10,414	￦	6,533	￦	71	￦	61,192	￦	78,210
Provisions provided		867		482		75		619		2,043
Reversal of unused amount		(374)		—		—		(17,693)		(18,067)
Other changes		(745)		—		—		(43,015)		(43,760)

Ending balance	￦	10,162	￦	7,015	￦	146	￦	1,103	￦	18,426

(3)	Changes in asset retirement obligation are as follows (unit: Korean won in millions):

	For the six months ended June 30, 2013		For the year ended December 31, 2012
Beginning balance	￦	2,062	￦	1,854
Provisions provided		56		157
Other changes(*1)		(18)		(27)
Amortization		39		78

Ending balance	￦	2,139	￦	2,062

(*1)	Other changes are an actual cost of restoration not occurred regarding termination of the contract.

23.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES:

Other financial liabilities and other liabilities are as follows (unit: Korean won in millions):

	June 30, 2013		December 31, 2012
Other financial liabilities:
Accounts payable	￦	205,850	￦	146,656
Accrued expenses		216,088		242,438
Other		70,716		80,632
Discount for other		(134)		(146)
Borrowing from thrust accounts		61,431		31,245
Deposits received		12,537		11,524
Agency business revenue		33,013		60,430
Domestic exchanges payable		726		928
Foreign exchanges remittances		1,419		85,837
Others on credit cards		41,619		1,547
Other financial miscellaneous liabilities		28,729		25,921

Subtotal		671,994		687,012

Other liabilities:
Other miscellaneous liabilities		14,950		14,810

Subtotal		14,950		14,810

Total	￦	686,944	￦	701,822

24.	DERIVATIVES:

Derivative assets and derivative liabilities are as follows (unit: Korean won in millions):

	June 30, 2013
	Assets						Liabilities
	For fair value hedge		Cash flow hedge		For trading		For fair value hedge		Cash flow hedge		For trading
Interest rate:
Swaps	￦	—	￦	—	￦	—	￦	—	￦	18,695	￦	—
Currency:
Forwards		—		—		1,032		—		—		2,692
Equity:
Long options		—		—		266		—		—		—
Short options		—		—				—		—		265

Total	￦	—	￦	—	￦	1,298	￦	—	￦	18,695	￦	2,957

	December 31, 2012
	Assets						Liabilities
	For fair value hedge		Cash flow hedge		For trading		For fair value hedge		Cash flow hedge		For trading
Interest rate:
Swaps	￦	—	￦	—	￦	—	￦	—	￦	22,196	￦	—
Currency:
Forwards		—		—		1,674		—		—		406
Equity:
Long options		—		—		350		—		—		—
Short options		—		—		—		—		—		349

Total	￦	—	￦	—	￦	2,024	￦	—	￦	22,196	￦	755

The disclosure above includes all derivatives regardless of the financial instrument categories. Derivatives held for trading purpose are classified into financial assets or liabilities at FVTPL (see Notes 7 and 18) and derivatives for hedging are stated as a separate line item in the consolidated statements of financial position.

25.	CAPITAL STOCK, HYBRID SECURITIES AND OTHER PAID-IN CAPITAL:

(1)	Capital stock, hybrid securities and other paid-in capital are as follows:

	June 30, 2013		December 31, 2012
Authorized shares of capital stock		4,000,000,000 shares		4,000,000,000 shares
Par value	￦	5,000	￦	5,000
Issued shares of common stock		49,413,851 shares		49,413,851 shares
Common stock	￦	247,069,255,000	￦	247,069,255,000

(2)	Hybrid securities classified as equity are as follows (unit: Korean won in millions):

	Issue date	Maturity	Interest Rates(%)	June 30, 2013		December 31, 2012
Local currency	2009. 3.31	2039. 3. 31	Base rates+1.5%	￦	86,998	￦	86,998

The Group can exercise the right to early repayment after five years after issuing hybrid securities, and at the date of maturity, the contractual agreements allow the Group to indefinitely extend the maturity date with the same contractual terms. In addition, the Group decides not to pay the dividends of common share at general shareholder’s meeting, the Group may not pay interest on the hybrid securities.

(3)	Details of other paid-in capital are as follows (unit: Korean won in millions):

	June 30, 2013		December 31, 2012
Capital in excess of par value	￦	60,378	￦	60,378
Other capital surplus		24,173		24,173

Total	￦	84,551	￦	84,551

26.	OTHER CAPITAL COMPONENTS:

Changes in other capital components are as follows (unit: Korean won in millions):

	For the six months ended June 30, 2013
	Beginning balance		Others (*1)		Reclassification		Income tax effect		Ending balance
Gain (loss) on valuation of AFS securities	￦	15,894	￦	7,434	￦	(184)	￦	(1,755)	￦	21,389
Gain (loss) on valuation of cash flow hedges		(5,311)		4,619		—		(1,118)		(1,810)
Actuarial losses (gains)		(2,543)		—		—		—		(2,543)

Total	￦	8,040	￦	12,053	￦	(184)	￦	(2,873)	￦	17,036

	For the years ended December 31, 2012
	Beginning balance		Others (*1)		Reclassification		Income tax effect		Ending balance
Gain (loss) on valuation of AFS securities	￦	17,480	￦	(1,440)	￦	(653)	￦	507	￦	15,894
Gain (loss) on valuation of HTM securities		(33)		44		—		(11)		—
Gain (loss) on valuation of cash flow hedges		(4,217)		(1,443)		—		349		(5,311)
Actuarial losses (gains)		(2,036)		(669)		—		162		(2,543)

Total	￦	11,194	￦	(3,508)	￦	(653)	￦	1,007	￦	8,040

(*1)	For the change in gain (loss) on valuation of AFS financial assets, others represent the change from the valuation for the period, and reclassification adjustments show disposal or recognition of impairment losses on AFS financial assets.

27.	RETAINED EARNINGS:

(1)	Changes in retained earnings are as follows (unit: Korean won in millions):

		June 30, 2013		December 31, 2012
Legal reserve	Legal reserve(*1)	￦	120,000	￦	106,400
	Business rationalization reserve(*2)		700		700

	Subtotal		120,700		107,100

Voluntary reserve	Additional reserve(*3)		68,000		68,000
	Regulatory reserve for credit loss(*4)		89,109		53,126
	revaluation reserve(*5)		3,719		3,719
	Other voluntary reserve		600,100		540,100

	Subtotal		760,928		664,945

Retained earnings before appropriation			40,817		117,809

Total		￦	922,445	￦	889,854

(*1)	In accordance with the Act of Banking Law, legal reserve is appropriated at least one-tenth of the earnings after tax on every dividend declaration, not exceeding the paid-in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.
(*2)	Pursuant to the Tax Exemption and Reduction Control Law, the Bank was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.
(*3)	In accordance with the Tax Reduction and Exemption Control Act, the Bank reserves tax reserves (reserve when taxable deduction under reporting adjustment during calculating income tax) when the Bank disposes of retain earning. However, this reserve cannot allocate the amount of purchase return under related tax law.
(*4)	In accordance with Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit loss under K-IFRS for the accounting purpose are lower than provisions under RSBB, the Bank discloses such shortfall amount as regulatory reserve for credit loss.
(*5)	Revaluation reserve is the amount of limited dividends set by the board of directors to be recognized as complementary capital when the gain or loss occurs in the property revaluation by adopting K-IFRS.

(2)	The changes in retained earnings are follows (unit: Korean won in millions):

	For the six months ended June 30, 2013		For the year ended December 31, 2012
Beginning balance	￦	889,854	￦	787,368
Net income		55,554		136,841
Dividends on common stock(*1)		(22,963)		(34,355)

Ending balance	￦	922,445	￦	889,854

(*1)	Dividends for the six months ended June 30, 2013 and for the year ended December 31,2012, include dividends of hybrid equity securities of ￦3,071 million and ￦6,142 million, respectively.

28.	PLANNED REGULATORY RESERVE FOR CREDIT LOSS:

In accordance with Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if the estimated provisions for credit loss under K-IFRS for the accounting purpose are lower than those in accordance with the provisions under RSBB, the Group shall disclose the difference as the planned regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (unit: Korean won in millions):

	June 30, 2013		December 31, 2012
Beginning	￦	89,109	￦	53,126
Amount estimated to be appropriated		(2,341)		35,983

Ending	￦	86,768	￦	89,109

(2)	Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (unit: Korean won in millions, except for EPS data):

	2013				2012
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
Net income	￦	26,102	￦	55,554	￦	40,770	￦	84,507
Planned regulatory reserve for credit loss		16		2,341		5,710		3,060
Net income after the planned reserve provided(*1)		26,118		57,895		46,480		87,567

Earnings per share after the planned reserve provided (*1)	￦	497	￦	1,109	￦	910	￦	1,710

(*1)	Adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are not in accordance with K-IFRS and calculated on the assumption that provision of regulatory reserve for credit loss before income tax is adjusted to the profit.

29.	NET INTEREST INCOME (NII):

(1)	Interest income recognized are as follows (unit: Korean won in millions):

	2013				2012
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
Financial asset at FVTPL:
Securities in local currency	￦	208	￦	633	￦	840	￦	1,778

Subtotal		208		633		840		1,778

AFS financial assets:
Interest of securities in local currency:
Interest of government bonds		143		283		501		1,178
Interest of finance debentures		433		914		1,945		5,008
Interest of debentures		5,210		10,624		4,708		8,915
Interest of beneficiary certificate		194		194		—		—
Interest of CP		438		464		—		—
Interest on securities in foreign currencies		20		45		6		6

Subtotal		6,438		12,524		7,160		15,107

HTM financial assets:
Interest of securities in local currency:
Interest of government bonds		9,980		20,565		11,807		23,797
Interest of finance debentures		1,501		3,364		2,989		5,880
Interest of municipal bonds		7,403		14,579		6,788		13,121
Interest of debentures		7,280		15,332		9,570		19,360

Subtotal		26,164		53,840		31,154		62,158

Loans and receivables:
Interest on due from banks:
Interest on due from banks in local currency		4,013		9,535		7,433		14,473
Interest on due from banks in foreign currencies		1		2		3		7
Interest of loans:
Interest on loans in local currency		165,445		329,096		178,678		354,504
Interest on loans in foreign currencies		4,946		10,297		7,310		14,276
Interest on call loans		286		456		236		967
Interest on bills bought		3		7		4		11
Interest on foreign currencies		963		1,785		1,428		3,053
Interest on payment for acceptances and guarantees		—		1		10		10
Interest on bonds sold under repurchase agreements		551		1,385		811		1,645
Interest on privately placed bond		256		509		235		403
Interest on credit card receivables		11,102		22,488		11,986		23,675
Interest of other assets		848		1,582		1,008		1,955

Subtotal		188,414		377,143		209,142		414,979

Total	￦	221,224	￦	444,140	￦	248,296	￦	494,022

Interest income accrued from impaired loan is ￦4,946 million and ￦2,007 million for the six months ended June 30, 2013 and 2012, respectively.

(2)	Interest expense recognized are as follows (unit: Korean won in millions):

	2013				2012
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
Interest of deposits:
Interest on demand deposits in local currency	￦	818	￦	1,599	￦	770	￦	1,585
Interest on deposits in foreign currencies		116		226		12		22
Interest on saving deposits in local currency		69,588		142,147		81,748		161,856
Interest on mutual installment		4		8		3		7
Interest on certificate of deposits		4,690		9,918		8,076		15,531
Interest on money trust		28		140		—		238

Subtotal		75,244		154,038		90,609		179,239

Interest of borrowings:
Interest on borrowings in local currency		5,966		12,239		6,810		13,137
Interest on borrowings in foreign currencies		3,101		6,364		4,583		8,574
Interest on call money		135		197		40		179
Interest on bills sold		332		535		377		841
Interest on bonds sold under repurchase agreements		3,238		7,249		5,248		10,264
Interest on securitization borrowings		3,428		6,974		4,355		8,646

Subtotal		16,200		33,558		21,413		41,641

Interest of debentures:
Interest on debentures in local currency		12,168		24,698		11,923		23,732
Interest on securitization debentures		279		560		158		317

Subtotal		12,447		25,258		12,081		24,049

Others		376		696		429		608

Total	￦	104,267	￦	213,550	￦	124,532	￦	245,537

30.	NET COMMISSION FEE INCOME:

Net commission income is the amount of commission expenses deducted from the amount of commission income, which details are as follows:

(1)	Details of fees and commission income occurred are as follows (unit: Korean won in millions):

	2013				2012
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
Commission received:
Commission received in local currency	￦	8,842	￦	17,766	￦	9,307	￦	18,613
Commission received in foreign currencies		867		1,663		746		1,663
Commission fees		910		1,844		1,049		2,077
Commission received on project financing		684		1,454		495		988

Subtotal		11,303		22,727		11,597		23,340

Commission received on credit card:
Credit card in local currency		565		1,004		662		1,080
Other commission received		178		337		114		228
Commission received on trust business		433		840		316		633

Total	￦	12,479	￦	24,908	￦	12,689	￦	25,281

(2)	Details of fees and commission expenses occurred are as follows (unit: Korean won in millions):

	2013				2012
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
Commission expenses:
Commission expenses in local currency	￦	3,545	￦	6,720	￦	3,175	￦	4,722
Commission expenses in foreign currencies		199		489		156		312

Subtotal		3,744		7,209		3,331		5,034

Commission expenses on credit card:
Credit card in local currency		4,320		9,428		4,411		9,477
Commission expenses of using brand		293		588		291		578

Total	￦	8,357	￦	17,225	￦	8,033	￦	15,089

31.	DIVIDEND INCOME:

Details of dividend income recognized are as follows (unit: Korean won in millions):

	2013				2012
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
Financial assets designated at fair value through profit or loss
Dividend in local currency	￦	4,022	￦	8,071	￦	4,024	￦	8,083
AFS financial assets:
Dividend in local currencies		977		4,279		2,132		3,953

Total	￦	4,999	￦	12,350	￦	6,156	￦	12,036

32.	GAINS AND LOSSES RELATED TO FINANCIAL ASSETS AT FVTPL:

(1)	Details of gains and losses on financial assets at FVTPL recognized are as follows (unit: Korean won in millions):

	2013				2012
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
Gains and losses on financial assets held for trading	￦	47	￦	10,812	￦	7,208	￦	3,309
Gain and losses on designated financial instruments at FVTPL		(19,193)		(8,996)		11,050		4,689

Total	￦	(19,146)	￦	1,816	￦	18,258	￦	7,998

(2)	Details of gains and losses on financial assets held for trading are as follows (unit: Korean won in millions):

	2013				2012
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
Gain (loss) on securities:
Gain (loss) on transaction of securities
Gain (loss) on transaction of securities in local currency	￦	(17)	￦	22	￦	131	￦	(52)
Gain (loss) on transaction of securities in other currency		24		6		—		—

Subtotal		7		28		131		(52)

Gain (loss) on valuation of securities
Gain (loss) on valuation of securities in local currency		(198)		4		54		53

Subtotal		(198)		4		54		53

Gain (loss) on derivatives:
Gain (loss) on transaction of derivatives:
Gain (loss) on interest rates derivatives		—		—		218		320
Gain (loss) on currencies derivatives		1,812		12,415		6,770		2,101
Gain (loss) on equity derivatives		—		2		1		6
Gain (loss) on other derivatives		34		24		1		1

Subtotal		1,846		12,441		6,989		2,427

Gain (loss) on valuation of derivatives:
Gain (loss) on interest rates derivatives		—		—		(201)		(2)
Gain (loss) on currencies derivatives		(1,608)		(1,661)		234		882

Subtotal		(1,608)		(1,661)		33		880

Total	￦	47	￦	10,812	￦	7,208	￦	3,309

(3)	Gains and losses on designated financial assets at FVTPL for the six months ended June 30, 2013 and 2012, are as follows (unit: Korean won in millions):

	2013		2012
	Three months ended June 30	Six months ended June 30	Three months ended June 30		Six months ended June 30
Gain on valuation of securitization securities	￦ (19,193)	￦ (8,996)	￦	11,050	￦	4,689

33.	GAINS AND LOSSES ON AFS FINANCIAL ASSETS:

Details of gains and losses on AFS financial assets recognized are as follows (unit: Korean won in millions):

	2013				2012
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
Gain on transaction of securities:
Gain on transaction of securities in local currency	￦	(782)	￦	(469)	￦	1,757	￦	2,961
Gain on transaction of securities in foreign currencies		—		151		—		—

Subtotal		(782)		(318)		1,757		2,961

Impairment loss on securities:
Securities in local currency		(4,977)		(6,305)		(192)		(861)

Total	￦	(5,759)	￦	(6,623)	￦	1,565	￦	2,100

34.	IMPAIRMENT LOSSES FOR LOANS, OTHER RECEIVABLES, GUARANTEES AND UNUSED COMMITMENTS:

Impairment losses for loans, other receivables, guarantees and unused commitments are as follows (unit: Korean won in millions):

	2013				2012
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
Loans:
Bad debt expenses	￦	(15,677)	￦	(33,769)	￦	(27,246)	￦	(41,543)

Guarantees:
Provision for guarantee		(708)		(773)		(763)		(906)
Reversal of provision for guarantee		(5)		—		—		—

Subtotal		(713)		(773)		(763)		(906)

Commitments:
Provision for unused commitment		(96)		(1,277)		(142)		(351)

Total	￦	(16,486)	￦	(35,819)	￦	(28,151)	￦	(42,800)

35.	ADMINISTRATIVE EXPENSES and OTHER OPERATING INCOME (EXPENSE):

(1)	Details of Administrative expenses recognized are as follows (unit: Korean won in millions):

			2013				2012
			Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
Employee benefits	Short term employee benefits	Salaries	￦	23,313	￦	45,666	￦	23,317	￦	42,594
		Others		12,141		22,821		10,592		19,744
	Retirement benefit service costs			2,692		5,384		2,526		5,053
	termination payment			224		224		2,797		2,797

	Sub-Total			38,370		74,095		39,232		70,188

Depreciation and amortization				2,629		4,811		2,691		4,967
Other administrative expenses	Reimbursement			370		445		477		570
	Traveling expenses			172		294		258		469
	Operating promotion expenses			1,029		2,039		915		1,567
	Rent			2,281		4,312		2,049		4,096
	Maintenance			279		434		267		438
	Advertising			1,691		2,799		1,745		2,561
	Taxes and dues			1,762		3,692		1,855		3,955
	Insurance premium			113		222		110		219
	IT expenses			68		177		93		197
	Service charges			8,196		16,011		8,629		17,544
	Telephone and communication expenses			289		630		366		651
	Printing			195		366		219		391
	Water, light and heating			350		855		333		835
	Supplies			408		768		426		791
	Vehicle maintenance			265		462		247		418
	Others			963		1,777		1,210		1,577

	Sub-total			18,431		35,283		19,199		36,279

	Total		￦	59,430	￦	114,189	￦	61,122	￦	111,434

(2)	Details of other operating incomes (expenses) recognized are as follows (unit: Korean won in millions):

	2013				2012
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
Other operating income	￦	3,571	￦	5,761	￦	10,261	￦	22,881
Other operating expenses		(4,872)		28,077		19,860		31,574

Total	￦	8,443	￦	(22,316)	￦	(9,599)	￦	(8,693)

(3)	Details of other operating income recognized are as follows (unit: Korean won in millions):

	2013				2012
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
Gain on transaction of foreign exchange	￦	3,579	￦	5,283	￦	2,294	￦	7,725
Gain on sales of loans		—		209		770		1,046
Reversal of allowance for other		63		269		17,694		17,695
Others		(71)		—		(10,497)		(3,585)

Total	￦	3,571	￦	5,761	￦	10,261	￦	22,881

(4)	Details of other operating expenses recognized are as follows (unit: Korean won in millions):

	2013				2012
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
Loss on transaction of foreign exchange	￦	2,950	￦	14,449	￦	8,405	￦	9,099
Deposit insurance		3,985		7,824		3,740		7,408
Fund appearance cost		7,503		14,961		7,395		14,511
Loss on sales of loans		577		580		—		221
Transferred amount for other provisions		(1)		5		320		335
Other expenses		(19,886)		(9,742)		—		—

Total	￦	(4,872)	￦	28,077	￦	19,860	￦	31,574

36.	OTHER NON-OPERATING INCOME (EXPENSE):

(1)	Details of net other non-operating income (expenses) recognized are as follows (unit: Korean won in millions):

	2013				2012
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
Other non-operating income	￦	956	￦	2,930	￦	882	￦	1,714
Other non-operating expenses		(2,906)		(7,235)		(2,727)		(7,781)

Total	￦	(1,950)	￦	(4,305)	￦	(1,845)	￦	(6,067)

(2)	Details of other non-operating income recognized are as follows (unit: Korean won in millions):

	2013				2012
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
Rental fee income	￦	481	￦	951	￦	520	￦	1,055
Gain on disposal of premises and equipment		—		103		3		18
Reversal of impairment of other assets		9		18		—		23
Others		466		1,858		359		618

Total	￦	956	￦	2,930	￦	882	￦	1,714

(3)	Details of other non-operating expenses recognized are as follows (unit: Korean won in millions):

	2013				2012
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
Depreciation of Investment properties	￦	208	￦	420	￦	222	￦	441
Operating expenses of Investment properties		75		141		76		175
Loss on disposal of Premises and equipment		5		15		1		271
Donation		985		3,182		1,823		5,786
Loss on prior-period error corrections		992		2,231		61		94
Expense on collecting of charge-offs special bonds		166		297		184		377
Others		475		949		360		637

Total	￦	2,906	￦	7,235	￦	2,727	￦	7,781

37.	INCOME TAX EXPENSE:

(1)	Details of income tax expense are as follows (unit: Korean won in millions):

	For the six months ended June 30
	2013		2012
Current income tax payable	￦	18,195	￦	3,844
± Change in deferred tax resulting from temporary differences		(1,689)		24,602
± Income tax expense reflected directly in equity		(2,873)		(1,136)
Income tax expense		13,633		27,310
Ending net deferred tax assets (liabilities) due to temporary difference		(5,114)		(8,403)
Beginning net deferred tax assets (liabilities) due to temporary difference		(6,803)		16,199
Change in deferred tax resulting from temporary differences		1,689		(24,602)

(2)	Income tax expense can be reconciled to net income as follows (unit: Korean won in millions):

	For the six months ended June 30
	2013		2012
Net income before income tax	￦	69,187	￦	111,816
Tax calculated at statutory tax rate(*1)		15,011		26,828
Adjustments:
Effect on non-taxable income		(3)		(101)
Effect on non-deductible expense		335		203
Additional payments on income tax (refund)		—		(282)
Others		(1,710)		662
Income tax expense		13,633		27,310

Effective tax rate		19.7%		24.4%

(*1)	Tax rates: The corporate tax rate is 11% up to ￦200 million, 22% over ￦200 million to ￦20 billion and 24.2% over ￦20 billion.

(3)	Details of deferred tax relating to items that are recognized directly in equity are as follows (unit: Korean won in millions):

	For the six months ended June 30, 2013
	Before tax amount		Income tax effect		After tax amount
Gain (loss) on valuation of AFS securities	￦	28,217	￦	(6,828)	￦	21,389
Loss on valuation of derivatives on cash flow hedges		(2,387)		578		(1,809)
Actuarial losses (gains)		(3,355)		812		(2,543)

Net deferred tax assets (liabilities)	￦	22,475	￦	(5,438)	￦	17,037

	For the year ended December 31, 2012
	Before tax amount		Income tax effect		After tax amount
Gain (loss) on valuation of AFS securities	￦	20,968	￦	(5,074)	￦	15,894
Loss on valuation of derivatives on cash flow hedges		(7,007)		1,696		(5,311)
Actuarial losses (gains)		(3,355)		812		(2,543)

Net deferred tax assets (liabilities)	￦	10,606	￦	(2,566)	￦	8,040

38.	OTHER COMPREHENSIVE INCOME (LOSS):

Other comprehensive income (loss) for the six months ended June 30, 2013 and 2012, are summarized as follows (unit: Korean won in millions):

	2013				2012
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
Gain on valuation of AFS financial assets	￦	(792)	￦	7,250	￦	4,524	￦	3,093
Gain on valuation of financial assets HTM		—		—		44		44
Loss on valuation of cash flow hedges		7,840		4,619		(2,408)		1,557
Tax effect		(1,706)		(2,873)		(523)		(1,136)

Total	￦	5,342	￦	8,996	￦	1,637	￦	3,558

39.	EARNINGS PER SHARE (EPS):

Basic EPS is calculated by dividing net income by weighted-average number of common shares outstanding (unit: Korean won in millions, except for per share amounts)

	2013				2012
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
Net income attributable to common shares	￦	24,567	￦	52,483	￦	39,235	￦	81,436
Net income attributable to the controlling equity		26,102		55,554		40,770		84,507
Dividend on hybrid securities		(1,535)		(3,071)		(1,535)		(3,071)
Weighted-average number of common shares outstanding		49,413,851 shares		49,413,851 shares		49,413,851 shares		49,413,851 shares
Basic EPS		497 won		1,062 won		794 won		1,648 won

Diluted EPS is equal to basic EPS because there is no dilution effect for the six months ended June 30, 2013 and 2012.

40.	CONTINGENT LIABILITIES AND COMMITMENTS:

(1)	Details of guarantee that the Group has provided for others are as follows (unit: Korean won in millions):

	June 30, 2013		December 31, 2012
Confirmed guarantee:	￦	196,709	￦	208,790
Guarantee for loans		26,623		31,301
Acceptances		15,336		23,114
Guarantee in acceptances of imported goods		1,684		3,943
Other current guarantees		2,359		1,800
Other confirmed guarantees		150,707		148,632
Unconfirmed guarantee:		145,777		92,944
Local letter of credit		53,252		26,508
Letter of credit		92,525		66,436
Commercial paper purchase commitment and others		125,138		119,878

Total	￦	467,624	￦	421,612

(2)	Details of loan commitments and the other commitments that the Group provided for others are as follows (unit: Korean won in millions):

	June 30, 2013		December 31, 2012
Loan commitments	￦	2,907,956	￦	2,567,887
Other commitments		102,136		106,778

Total	￦	3,010,092	￦	2,674,665

(3)	The Group filed lawsuits as follows (unit: Korean won in millions):

	June 30, 2013		December 31, 2012
Number of cases		37 cases		40 cases
Amount of litigation	￦	11,871	￦	17,000
Provisions for litigations		391		391

41.	RELATED-PARTY TRANSACTIONS:

Related parties of the Group and assets and liabilities recognized and major transactions with related parties during the current and prior period are as follows:

(1)	The related parties of the Group as of June 30, 2013 and December 31, 2012 are as follows:

Related parties
Ultimate controlling party (government-related entity)	Korea Deposit Insurance Corporation (“KDIC”)
Parent	WFH
Associates	—
Others	WFH affiliates

(2)	Assets and liabilities from transactions with related parties are as follows (unit: Korean won in millions):

Related party		Title of account	June 30, 2013		December 31, 2012
Ultimate controlling party (government-related entity)	KDIC	Other financial assets	￦	110,102	￦	160,179
		Other assets		573		960
		Deposits		91,377		140,408
		Other liabilities		633		1,783

Parent	WFH	Deposits		—		28,790
		Other financial liabilities		—		126
		Other liabilities		10,187		6,093

Others	Woori Bank	Cash and cash equivalents		1,066		2,968
	Woori Bank	Due from bank		43,794		31,853
	Woori Bank	Other financial assets		19,242		4,155
	Woori Bank	Deposits		2,356		3,377
	Woori Bank	Borrowings		229		229
	Woori Bank	Other financial liabilities		6,901		8,591
	Kyongnam Bank	Cash and cash equivalents		—		2
	Kyongnam Bank	Due from bank		3,799		1,254
	Kyongnam Bank	Other financial assets		1,187		1,374
	Kyongnam Bank	Other assets		18,398		20,208
	Kyongnam Bank	Deposits		31,892		25,287
	Kyongnam Bank	Other financial liabilities		1,150		535
	Woori Investment & Securities Ltd.	Deposits		150,489		196,076
		Borrowings		2,104		3,735
		Other financial liabilities		4,246		3,034
	Woori Assets Management	Deposits		19,000		26,000
		Other financial liabilities		278		451
	Woori Credit Information	Other financial liabilities		6		4
	Woori FIS Co. Ltd.	Other financial assets		2		2
		Other financial liabilities		1,826		1,880
	Woori Private Equity	Deposits		942		3,168
		Other financial liabilities		2		2
	Kumho Investment Bank	Deposits		1,824		1,873
		Other financial liabilities		14		46

(3)	Gain or loss from transactions with related parties are as follows (unit: Korean won in millions):

Related party		Title of account	For the six month ended June 30, 2013		For the six month ended June 30, 2012
Ultimate controlling party (government-related entity)	KDIC	Interest income	￦	3,065	￦	4,433
		Interest expense		1,899		286

Parent	WFH	Interest expense		266		259
		Other expense		586		578
Other	Woori Bank Ltd.	Interest income		574		533
		Other income		—		76
		Interest expense		4		4
		Other expense		156		212

	Kyongnam Bank	Interest income		47		—

	Woori Investment & Securities Co., Ltd.	Other income		—		17
		Interest expense		2,548		4,385

	Woori Asset management	Interest expense		352		524

	Woori Credit Information Ltd.	Fees expense		42		19

	Woori FIS Co., Ltd.	Other expense		11,341		11,995

	Woori Private Equity	Interest expense		30		120

	Kumho Investment Bank	Interest expense		23		35

	Woori Financial Co., Ltd.	Fee income		—		44

(4)	Details of compensation to key management are as follows (unit: Korean won in millions):

	For the six months ended June 30
	2013		2012
Salaries	￦	295	￦	275
Severance and retirement benefits		18		17

(5)	Assets and liabilities from transactions with key management are as follows (unit: Korean won in millions):

	June 30, 2013		December 31, 2012
Other financial assets	￦	1	￦	—
Other financial liabilities		932		646

42.	TRUST ACCOUNTS (UNAUDITED INFORMATION)

The financial information of the trust accounts have been prepared in accordance with K-IFRS 5004, Trust agent’s trust account, and enforces regulations for the financial investment industry, which are based on capital market and financial investment business.

(1)	Trust accounts of the Group are as follows (unit: Korean won in millions):

	June 30, 2013		December 31, 2012
Total assets	￦	2,581,567	￦	1,936,445

	2013				2012
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
Operating revenue	￦	6,768	￦	13,597	￦	3,840	￦	8,224

(2)	Significant transactions between the Group and trust accounts are as follows (unit: Korean won in millions):

a.	Receivables and payables between the Group and Trust Accounts

	June 30, 2013		December 31, 2012
Receivables
Trust fees receivables	￦	674	￦	540
Payables
Borrowings from trust accounts		62,986		32,816
Accrued interest expenses on borrowings from trust accounts		33		15

Subtotal		63,019		32,831

b.	Revenue or Expense from transactions with Trust Accounts

	2013				2012
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
Revenue:
Trust fees	￦	436	￦	856	￦	326	￦	656
Intermediate termination fees		—		—		—		2

Subtotal		436		856		326		658

Expense:
Interest expenses on borrowings from trust accounts		316		544		215		446

(3)	Trust accounts guaranteeing the repayment of principal and Trust accounts guaranteeing a fixed rate of return on, and the repayment of principal

a.	The carrying value of principal guaranteed trusts and principal and fixed rate of return guaranteed trusts are as follows (unit: Korean won in millions):

	June 30, 2013		December 31, 2012
Principal guaranteed trusts
Old-age pension trusts	￦	133	￦	138
Personal pension trusts		6,701		6,815
Pension trusts		2,239		2,193
Retirement trusts		69		67
New personal pension trusts		257		252

Subtotal		9,399		9,465

Principal and fixed rate of return guaranteed trusts
Unspecified money trusts		5		5

Total	￦	9,404	￦	9,470

b.	As of June 30, 2013 and December 31, 2012 , the amounts that the Group has to pay by the capital guaranteed contract or the operating results of the principal and return guaranteed trusts are as follows (unit: Korean won in millions):

	June 30, 2013		December 31, 2012
Liabilities for the account (subsidy for trust account adjustment)	￦	—	￦	—

INDEPENDENT AUDITORS’ REPORT

English Translation of a Report Originally Issued in Korean

To the Shareholder and the Board of Directors of

Kwangju Bank:

We have audited the accompanying consolidated financial statements of Kwangju Bank and its subsidiaries (the “Group”). The financial statements consist of the consolidated statements of financial position as of December 31, 2012 and 2011, respectively, and the related consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows, all expressed in Korean won, for the years ended December 31, 2012 and 2011, respectively. The Group’s management is responsible for the preparation and fair presentation of the consolidated financial statements and our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, respectively, and the results of its operations and its cash flows for the years ended December 31, 2012 and 2011, respectively, in conformity with Korean International Financial Reporting Standards (“K-IFRS”).

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those knowledgeable about Korean accounting principles and auditing standards and their application in practice.

February 22, 2013

Notice to Readers

This report is effective as of February 22, 2013, the auditor’s report date. Certain subsequent events or circumstances may have occurred between this auditor’s report date and the time the auditor’s report is read. Such events or circumstances could significantly affect the accompanying consolidated financial statements and may result in modifications to the auditor’s report.

KWANGJU BANK (the “Group”)

CONSOLIDATED FINANCIAL STATEMENTS AS OF AND

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

The accompanying consolidated financial statements, including all footnote disclosures were prepared by, and are the responsibility of the Group.

Ki Jin Song

Chairman and Chief Executive Officer

KWANGJU BANK (the “Group”)

KWANGJU BANK

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2012 AND 2011

	Korean won
	December 31, 2012		December 31, 2011
	(In millions)
ASSETS

Cash and cash equivalents (Notes 6 and 40)	￦	455,521	￦	393,566
Financial assets at fair value through profit or loss (Notes 7, 11 and 23)		385,063		369,071
Available-for-sale financial assets (Notes 8 and 11)		917,896		1,106,596
Held-to-maturity financial assets (Notes 9 and 11)		2,271,420		2,480,702
Loans and receivables (Notes 10, 11 and 40)		14,385,141		13,415,795
Investment properties (Note 12)		46,574		48,735
Premises and equipment, net (Note 13)		133,833		128,343
Intangible assets, net (Note 14)		8,730		10,229
Other assets (Notes 15 and 40)		12,078		60,351
Current tax assets		574		682
Deferred tax assets (Note 36)		—		16,299

TOTAL ASSETS	￦	18,616,830	￦	18,030,369

LIABILITIES

Financial liabilities at FVTPL (Notes 11, 17 and 23)	￦	1,385	￦	993
Deposits due to customers (Notes 11, 18 and 40)		13,039,697		12,275,807
Borrowings (Notes 11, 19 and 40)		2,599,955		2,989,943
Debentures (Notes 11 and 19)		896,109		851,149
Retirement benefit obligation (Note 20)		5,805		4,077
Provisions (Note 21)		20,488		80,064
Current tax liabilities		5,626		8,305
Other financial liabilities (Notes 11, 22 and 40)		687,822		562,732
Other liabilities (Notes 22 and 40)		14,810		18,701
Derivative liabilities (Note 23)		22,196		21,729
Deferred tax liabilities (Note 36)		6,712		—

TOTAL LIABILITIES	￦	17,300,605	￦	16,813,500

EQUITY
Capital stock (Note 24)	￦	247,069	￦	247,069
Hybrid securities (Note 24)		86,998		86,998
Other paid-in capital (Note 24)		84,551		84,551
Other capital components (Note 25)		10,583		13,230
Retained earnings (Note 26)
(Regulatory reserve for credit loss as of December 31, 2012, is ￦53,126 million and planned regulatory reserves for credit loss as of December 31, 2012 and 2011, were ￦35,983 million and ￦53,126 million, respectively) (Note 27)		887,024		785,021

		1,316,225		1,216,869
NON-CONTROLLING INTERESTS		—		—
TOTAL EQUITY		1,316,225		1,216,869

TOTAL LIABILITIES AND EQUITY	￦	18,616,830	￦	18,030,369

See accompanying notes to consolidated financial statements

KWANGJU BANK

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	Korean won
	2012		2011
	(In millions, except for income per share data)
Net interest income (“NII”) (Notes 28 and 40):
Interest income	￦	979,643	￦	949,858
Interest expense		486,709		449,387

		492,934		500,471

Net fees and commissions income (Notes 29 and 40):
Fees and commissions income		53,384		50,380
Fees and commissions expense		34,098		28,293

		19,286		22,087

Dividend income (Note 30)		24,130		28,274

Gain (loss) on financial instruments at FVTPL (Note 31)		33,097		3,260

Gain (loss) on AFS financial assets (Note 32)		(1,769)		(3,492)

Impairment losses for loans, other receivables, guarantees and unused commitments (Note 33)		96,029		89,864

Other operating income (expenses) (Notes 34 and 40)		(287,484)		(277,991)

Operating income		184,165		182,745
Other non-operating income (expenses) (Note 35)		(7,033)		(6,386)
NET INCOME BEFORE INCOME TAX EXPENSE		177,132		176,359

INCOME TAX EXPENSE (Note 36)		40,773		40,031

NET INCOME (Note 27)
(Net income after the planned reserves provided for the year ended December 31, 2011: ￦83,202)	￦	136,359	￦	136,328

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX (Note 37):		(2,647)		(3,807)

COMPREHENSIVE INCOME	￦	133,712	￦	132,521

NET EARNINGS PER SHARE:
Korea won (Note 38)
Basic and diluted earnings per common share	￦	2,635	￦	2,635

See accompanying notes to consolidated financial statements.

KWANGJU BANK

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

Korean won	Capital stock		Hybrid equity securities		Capital surplus		Other equity		Other capital components		Retained earnings		Total equity
Balance as of January 1, 2011	￦	247,069	￦	86,998	￦	60,378	￦	24,173	￦	17,036	￦	691,747	￦	1,127,401
Dividends		—		—		—		—		—		(43,054)		(43,054)
Net income		—		—		—		—		—		136,328		136,328
Gain on valuation of AFS financial assets		—		—		—		—		321		—		321
Gain on valuation of HTM financial assets		—		—		—		—		91		—		91
Cash flow hedge		—		—		—		—		(4,218)		—		(4,218)

Balance as of December 31, 2011	￦	247,069	￦	86,998	￦	60,378	￦	24,173	￦	13,230	￦	785,021	￦	1,216,869

Korean won	Capital stock		Hybrid equity securities		Capital surplus		Other equity		Other capital components		Retained earnings		Total equity
Balance as of January 1, 2012	￦	247,069	￦	86,998	￦	60,378	￦	24,173	￦	13,230	￦	785,021	￦	1,216,869
Dividends		—		—		—		—		—		(34,355)		(34,355)
Net income		—		—		—		—		—		136,359		136,359
Gain on valuation of AFS financial assets		—		—		—		—		(1,586)		—		(1,586)
Gain on valuation of HTM financial assets		—		—		—		—		33		—		33
Cash flow hedge		—		—		—		—		(1,095)		—		(1,095)

Balance as of December 31, 2012	￦	247,069	￦	86,998	￦	60,378	￦	24,173	￦	10,582	￦	887,025	￦	1,316,225

See accompanying notes to consolidated financial statements.

KWANGJU BANK

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	Korean won
	2012		2011
	(In millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	￦	136,359	￦	136,328
Adjustment to net income:
Income tax expense		40,773		40,031
Interest income		(979,643)		(949,858)
Interest expense		486,709		449,387
Dividend income		(24,130)		(28,274)

		(339,932)		(352,386)

Additions of expenses not involving cash outflows:
Loss on valuation of financial assets held for trading		2		—
Impairment loss on AFS financial assets		11,525		15,229
Impairment losses for loans, other receivables, guarantees and unused commitments		96,029		89,864
Loss on disposal of premises and equipment and intangible assets and other assets		300		34
Depreciation of premises, equipment and investment properties and amortization of intangible assets		11,507		10,686
Impairment loss on intangible assets		556		—
Loss on valuation of derivatives		436		2,005
Loss on translation of foreign currency		5,551		64
Retirement benefits		10,775		10,337

		136,681		128,219

Deductions of revenues not involving cash inflows:
Gain on designated financial assets at FVTPL		(28,518)		(13,723)
Gain on valuation of derivatives		(1,704)		(2,623)
Gain on disposal of AFS financial assets		(9,756)		(11,737)
Gain on disposal of premises and equipment		(26)		(3)
Gain on translation of foreign currency		—		(1,105)
Gain on other provisions		(16,947)		(2,066)

		(56,951)		(31,257)

(Continued)

KWANGJU BANK

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	Korean won
	2012		2011
	(In millions)
Changes in operating assets and liabilities:
Decrease in financial assets at FVTPL	￦	13,792	￦	51,289
Increase in loans and receivables		(1,058,271)		(1,253,169)
Decrease (increase) in other assets		48,273		(8,827)
Increase (decrease) in financial liabilities at FVTPL		(585)		(7,309)
Increase in customer deposits		726,737		810,353
Payment in severance indemnities		(590)		(1,312)
Increase in plan assets of an employee		(8,457)		(7,197)
Increase (decrease) in provisions		(43,605)		1,988
Increase (decrease) in other financial liabilities		110,489		95,781
Increase (decrease) in other liabilities		(4,424)		2,000

		(216,641)		(316,403)

Income taxes paid		(19,486)		(26,985)

Interest income received		951,410		921,944

Interest expense paid		(472,205)		(436,032)

Dividend received		24,130		28,274

Net cash provided by (used in) operating activities		7,007		(84,626)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash inflows from investing activities:
Disposal of AFS financial assets		2,335,779		631,825
Disposal of HTM financial assets		444,068		159,632
Disposal of premises and equipment		187		1,399
Disposal of intangible assets		360		—

		2,780,394		792,856

Cash outflows from investing activities:
Acquisition of AFS financial assets		(2,151,674)		(399,727)
Acquisition of HTM financial assets		(211,374)		(509,560)
Acquisition of investment properties		(651)		—
Acquisition of premises and equipment		(10,490)		(5,877)
Acquisition of intangible assets		(3,573)		(1,550)

		(2,377,762)		(916,714)

Net cash provided by (used in) investing activities		402,633		(123,858)

(Continued)

KWANGJU BANK

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	Korean won
	2012		2011
	(In millions)
CASH FLOWS FROM FINANCING ACTIVITIES:
Cash inflows from financing activities:
Issue of borrowings	￦	5,181,110	￦	4,810,838
Issue of debentures		150,000		250,000

		5,331,110		5,060,838

Cash outflows from financing activities:
Repayment of borrowings		(5,535,624)		(4,795,821)
Repayment of debentures		(103,265)		(89,940)
Dividends paid		(34,355)		(43,054)

		(5,673,244)		(4,928,815)

Net cash (used in) provided by financing activities		(342,134)		132,023

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		67,506		(76,460)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		393,567		468,986

Effects of exchange rate changes on cash and cash equivalents		(5,552)		1,041

CASH AND CASH EQUIVALENTS, END OF YEAR (Note 6)	￦	455,521	￦	393,566

(Concluded)

See accompanying notes to consolidated financial statements.

KWANGJU BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

1.	GENERAL:

(1)	Kwangju Bank

Kwangju Bank (the” Bank” or the “Parent” or the “Company”) was established in October 1968. The Bank was permitted to combining the business under Trust Business Act, Article 3 in April 1, 1983, and the Company has been operating the general banking business and trust business under the Financial Investment Services and Capital Market Act and foreign exchange business.

The Bank’s common stock amounts to ￦247,069 million as of December 31, 2012. The Bank is headquartered at Kwangju, Korea. The Bank has 147 branches and offices in Korea. The Bank is a wholly owned subsidiary of Woori Finance Holdings Co., Ltd. (“WFH”) as of December 31, 2012.

(2)	Subsidiaries

1)	The Bank and its subsidiaries (the “Group”) have the following subsidiaries (unit: Korean won in millions):

					December 31, 2012
Subsidiaries	Location	Capital stock		Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Camco value 2nd(*1)	Korea	KRW	10	Asset Backed	—	0.0	Dec. 31
Euro Quanto 2nd(*1)	Korea	KRW	10	Asset Backed	—	0.0	Dec. 31
Hybrid 1st(*1)	Korea	KRW	10	Asset Backed	—	0.0	Dec. 31
Kwangju Bank Preservation of principal and interest Trust(*1)	Korea	KRW	—	Asset Backed	—	0.0	Dec. 31
Eugene Euddum Private Equity Investment Trust Securities 16th(*2)	Korea	KRW	10,000	Trust Business	—	0.0	Dec. 31
WooriFrontierPrivate Equity Investment Trust Securities 14(*4)	Korea	KRW	10,000	Trust Business	10,000,000,000	100.0	Dec. 31
WooriFrontier Private Equity Investment Trust Securities G-1(*4)	Korea	KRW	10,000	Trust Business	10,000,000,000	100.0	Dec. 31
WooriFrontier Private Equity Investment Trust Securities G-2(*4)	Korea	KRW	10,000	Trust Business	10,000,000,000	100.0	Dec. 31
TrustonPlusalpha Private Investment Trust 9th(*4)	Korea	KRW	10,000	Trust Business	10,000,000,000	100.0	Dec. 31
Dongyang Hing Plus Securities Trust N-27(*4)	Korea	KRW	10,000	Trust Business	10,000,000,000	100.0	Dec. 31
Heungkuk hiclass 9th	Korea	KRW	9,900	Beneficiary certificate	9,946,000,000	100.0	Dec. 31

					December 31, 2011
Subsidiaries	Location	Capital stock		Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Camco value 2nd(*1)	Korea	KRW	10	Asset Backed	—	0.0	Dec. 31
Euro Quanto 2nd(*1)	Korea	KRW	10	Asset Backed	—	0.0	Dec. 31
Hybrid 1st(*1)	Korea	KRW	10	Asset Backed	—	0.0	Dec. 31
Kwangju
Bank Preservation of principal and interest Trust(*1)	Korea	KRW	—	Asset Backed	—	0.0	Dec. 31
Eugene Euddum Private Equity Investment Trust Securities 16th(*2)	Korea	KRW	10,000	Trust Business	10,000,000,000	100.0	Dec. 31
Heungkuk hiclass 9th	Korea	KRW	9,900	Beneficiary certificate	9,946,000,000	100.0	Dec. 31

(*1)	For special-purpose entities (“SPEs”), in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No. 2012 ‘Consolidation-special purpose entities,’ entities which the Group has decision-making power and/or carries the benefits and risks of such entity, are included in the consolidation.
(*2)	Excluded from consolidation scope due to the liquidation for the year ended December 31, 2012.
(*3)	It has been excluded in the Group’s consolidated statements due to the acquisition of income securities during 2011, but excludes from consolidation scope due to the disposal.
(*4)	Included from consolidation scope due to the acquisition of income securities.

2)	As of December 31, 2012 and 2011, condensed financial statements for subsidiaries are as follows (unit: Korean won in millions):

	December 31, 2012
Subsidiaries	Assets		Liabilities		Operating income		Net income
Camco value 2nd	￦	8,898	￦	36,234	￦	(3,281)	￦	(3,281)
Hybrid 1st		342,697		284,420		(1,293)		(1,293)
Kwangju Bank Preservation of principal and interest Trust		5		5		—		—
WooriFrontier PEF14		10,568		317		251		251
WooriFrontier Private Equity Investment Trust Securities G-1		10,916		816		100		100
WooriFrontier Private Equity Investment Trust Securities G-2		10,633		603		30		30
		10,176		7		169		169

Dongyang Hing Plus Securities Trust N-27		10,016		—		15		15
Heungkuk hiclass 9th		3,394		22		106		106

	December 31, 2011
Subsidiaries	Assets		Liabilities		Operating income		Net income
Camco value 2nd	￦	9,731	￦	33,786	￦	(15,748)	￦	(15,748)
Euro Quanto 2nd		52,599		51,709		(3)		(3)
Hybrid 1st		314,707		280,557		(732)		(732)
Kwangju Bank Preservation of principal and interest Trust		5		5		—		—
Eugene Euddum Private Equity Investment Trust Securities 16th		9,921		9		(88)		(88)
Heungkuk hiclass 9th		3,284		19		(7,924)		(7,924)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(1)	Basis of financial statement presentation.

The Group has adopted K-IFRS from the fiscal year beginning on January 1, 2011, and the consolidated financial statements are prepared in conformity with K-IFRS.

Major accounting policies used for the preparation of the consolidated financial statements are stated below. Unless stated otherwise, these accounting policies have been applied consistently to the consolidated financial statements for the current period and comparative period.

The Company’s consolidated financial statements have been filled out based on the historical cost method except for specific non-current assets and certain financial assets. The preparation of consolidated financial statements under K-IFRS requires the application of certain accounting estimates and the Group prepared its financial statements by management judgment for critical accounting estimates.

The consolidated financial statements of the Group were approved by the board of directors on February 5, 2013.

(2)	New and revised standards and interpretations in current year

1)	The Group has newly adopted the following new standards and interpretations that made changes in accounting policies.

Amendments to K-IFRS 1107 – Disclosures – Transfers of Financial Assets

According to the amendments to K-IFRS 1107, the Group discloses the nature of the transferred assets, the nature of the risks and rewards of ownership to which the entity is exposed, a description of the nature of the relationship between the transferred assets and the associated liabilities of transferred financial assets that are not derecognised in their entirety. When an entity derecognizes transferred financial assets in their entirety but has continuing involvement in them, the Group discloses information that the carrying amount of the assets and liabilities represent the entity’s continuing involvement in the derecognised financial assets, the amount that best represents the entity’s maximum exposure to loss that is to evaluate the nature of, and risks associated with, the entity’s continuing involvement in derecognised financial assets. The amendments do not have any impact on the Group’s financial statements.

Amendments to K-IFRS 1001 – Presentation of Financial Statements

According to the amendments to K-IFRS 1001, the Group changed the measurement method of profit or loss from operations and applied retroactively about profit or loss from operations according to the changes. The company re-presented comparative statements of comprehensive income in accordance with retrospective application.

As such, the Group’s operating income for the comparative period has decreased by ￦7,033 million and ￦6,386 million for the years ended December 31, 2012 and 2011, respectively. The amendments do not result in any impact on profit or loss and earnings per share (“EPS”).

Amendments to K-IFRS 1012 – Income Taxes

The Group has applied the amendments to K-IFRS 1012 in the current year. Under the amendments, investment properties that are measured using the fair value model in accordance with K- IFRS 1040, Investment Property, are presumed to be recovered entirely through sale for the purpose of measuring deferred taxes unless the presumption is rebutted. Also, the Group recognizes deferred tax assets and deferred tax liabilities on investment properties that were revalued in accordance with K-IFRS 1016, Property, Plant and Equipments, under a business model whose objective is to consume substantially all of the economic benefits embodied through sales. The amendments do not have any impact on the Group’s financial statements.

Amendments to K-IFRS 2114 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interpretation

The amendments to K-IFRS 2114 require the Group to recognize net defined benefit liability (asset), deficit or surplus, adjusted for any effect of limiting a net defined benefit asset to the asset ceiling. The amendments do not have any impact on the Group’s financial statements.

2)	The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective.

Amendments to K-IFRS 1001

The amendments to K-IFRS 1001 require items of other comprehensive income to be grouped into two categories in the other comprehensive income section: (a) items that will not be reclassified subsequently to profit or loss and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. The amendments are effective annual periods beginning on or after July 1, 2012.

Amendments to K-IFRS 1019 – Employee Benefits

The amendments to K-IFRS 1019 require the recognition of changes in defined benefit obligations and in fair value of plan assets when they occur, and hence eliminate the ‘corridor approach’ permitted under the previous version of K-IFRS 1019 and accelerate the recognition of past service costs. The amendments to K-IFRS 1019 are effective for annual periods beginning on or after January 1, 2013.

Amendments to K-IFRS 1032 – Financial Instruments: Presentation

The amendments to K-IFRS 1032 clarify existing application issue relating to the offset of financial assets and financial liabilities requirements. The amendments to K-IFRS 1032 are effective for annual periods beginning on January 1, 2014.

Amendments to K-IFRS 1107 – Financial Instruments: Disclosures

The amendments to K-IFRS 1107 are mainly focusing on presentation of the offset between financial assets and financial liabilities. The amendments to K-IFRS 1107 are effective for annual periods beginning on or after January 1, 2013.

K-IFRS 1110 – Consolidated Financial Statements

The amendments to K-IFRS 1110 include a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s return. This standard is effective for annual periods beginning on or after January 1, 2013.

K-IFRS 1111 – Joint Arrangement

K-IFRS 1111 deals with how a joint arrangement of which two or more parties have joint control should be classified. Under K-IFRS 1111, joint arrangements are classified as joint operations or joint ventures, depending on the rights and obligations of the parties to the arrangements. If the Group is a joint operator, the Group is to recognize assets, liabilities, revenues and expenses proportionally to its investment and if the Group is a joint venture, the Group is to account for that investment using the equity method accounting. This standard is effective for annual periods beginning on or after January 1, 2013.

K-IFRS 1112 – Disclosure of Interest in Other Entities

K-IFRS 1112 is a disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates or unconsolidated structured entities. This standard is effective for annual periods beginning on or after January 1, 2013.

K-IFRS 1113 – Fair Value Measurement

K-IFRS 1113 establishes a single source of guidance for fair value measurements and disclosure about fair value measurements. The standard defines fair value, establishes a framework for measuring fair value and requires disclosures about fair value measurements. This standard is effective for annual periods beginning on or after January 1, 2013.

The Group is in progress of reviewing the effect of the amendments listed above on financial statements as of December 31, 2012.

(3)	Basis of consolidation

1)	Subsidiary

An entity (including SPEs) which the Group has power to govern the financial and operating policies is considered a subsidiary. In general, an entity in which the Group has more than 50% voting power is considered a subsidiary.

SPEs established for certain limited purposes may be considered as a subsidiary of the Company; even though the Company may have less than 50% of the voting power, if the Company has the decision-making powers to obtain the majority of the benefits of the activities of the SPE, retains the majority of the residual or ownership risks related to the SPE and obtain benefit from its activities.

The existence of the potential voting power available to exercise or to convert, presently, is considered when evaluating whether or not the Group has control over an entity. An entity is included in the consolidation, as a subsidiary, once such control is established, while it is excluded from consolidation once it loses such control.

Acquisitions of subsidiaries are accounted for using the acquisition method. The consideration for each acquisition is measured at the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, equity instruments issued by the Group and acquisition-related costs. At the acquisition date, the identifiable assets are acquired, liabilities and contingent liabilities are recognized at their fair value without reference to non-controlling interests. Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of a subsidiary recognized at the date of acquisition is recognized as goodwill; if less, the difference is directly recognized in net income.

When the Group transacts with each other, unrealized profits and losses resulting from the transactions are eliminated. When a subsidiary of the Group uses another accounting principle other than that of the Group’s, necessary adjustments are made to the consolidated financial statements for the Group’s purposes.

2)	Non-controlling interests

The components of net income and other comprehensive income are attributed to the owners of the Group and the non-controlling interest holders. Total comprehensive income of subsidiaries is attributed to the owners of the Group and to the non-controlling interest holders, even if this results in the non-controlling interests having a deficit balance. Changes in the Group’s ownership interests in subsidiaries, without a loss of control, are accounted for as equity transactions.

(4)	Investment associates

An associate is an entity over which the Group has significant influence but does not have direct or indirect control over it. Significant influence is generally presumed to exist when the Group holds 20% or more, but less than 50%, of the voting rights. Such investments in associates are measured at acquisition cost at acquisition date and since then are accounted for using the equity method. The identifiable goodwill (net book value) is included in investment amounts in associate.

The Group’s interests in its associate’s income are recognized in the consolidated statements of comprehensive income. The changes in the associate’s retained earnings are recognized by the Group as retained earnings. However, when the Group’s share in an associate changes due to a capital increase or decrease of the associate, such changes are recognized in other equity (change in interests of equity method securities).

If the Group’s share in an associate’s accumulated loss equals or exceeds the Group’s equity interest, including unsecured receivables, in the associate, the Group suspends further recognition of its share of the associate’s loss, unless in circumstances when the Group guarantees or is obligated to pay the associates payables.

(5)	Segment reporting

An operating segment is the level of business activity at which management reports to chief operating decision maker, for decision-making purposes. In addition, the chief operating decision maker is responsible for evaluating the resources distributed to, and the performance of, an operating segment.

(6)	Accounting for foreign currencies translations

1)	Functional currency and presentation currency

The individual financial statements of each entity in the Group are presented in the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated financial statements are expressed in Korean won.

2)	Translation of foreign currencies transactions and balances at the end of reporting period

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Exchange differences on monetary items that qualify as hedging instruments in a cash flow hedge and form part of the Group’s net investment in a foreign operation are recognized in equity.

The Group is recognizing amortized cost and exchange rate variation effect as gains and losses of current period, respectively, and the variation on the fair value as other comprehensive gains and losses, both of which are effect of monetary securities of foreign currencies classified as AFS financial instruments. The Group is recognizing the variation on fair value and exchange rate variation effect of non-monetary securities of foreign currencies, classified as AFS financial assets, as other comprehensive gains and losses, respectively.

3)	Foreign currencies translation

Financial position and operating results of the Group are translated into the Group’s reporting currency as follows:

Description
Statements of consolidated financial position	The assets and liabilities are translated at the exchange rate prevailing at the end of the reporting period. Equity is translated at exchange rate at the time of acquisition.
Statements of consolidated comprehensive income

The statements of consolidated comprehensive income are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used.

(7)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(8)	Financial assets and financial liabilities

1)	Classification of financial assets

Financial assets are classified into the following categories depending on the nature and purpose of possession: financial assets at ‘FVTPL, loans and receivables, AFS financial assets and HTM investments.

a) Financial assets at FVTPL

Financial assets are classified at FVTPL when the financial asset is either held for trading or designated at FVTPL. A financial asset is classified as held for trading if it meets one of the following criteria:

•	acquired or incurred principally to sell or repurchase during a short period of time

•	part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking or

•	a derivative (except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument).

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a recognition or measurement inconsistency that would otherwise arise;

•	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives and, in accordance with K-IFRS 1039, Financial Instruments: Recognition and Measurement, permits the entire hybrid (combined) contract to be designated as at FVTPL.

b) Loans and receivables

Non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables, except those that are classified as AFS or as held for trading, or designated as at FVTPL.

c) AFS financial assets

AFS financial assets are those non-derivatives financial assets that are either designated as AFS financial assets or are not classified as ‘financial assets at FVTPL,’ ‘HTM investments’ or ‘loans and receivables.’

d) HTM financial assets

Non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Group has the positive intent and ability to hold to maturity are classified as HTM financial assets.

2)	Classification of financial liabilities

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities measured at amortized cost.

a) Financial liabilities at FVTPL

Financial liabilities are classified at FVTPL when the financial liabilities are either held for trading or designated as at FVTPL. A financial liability is classified as held for trading if it meets one of the following criteria:

•	acquired or incurred principally for the purpose of selling or repurchasing it in the near term

•	part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking or

•	a derivative (except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument).

A financial liability other than a financial liability held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a recognition or measurement inconsistency that would otherwise arise;

•	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives and, in accordance with K-IFRS 1039, permits the entire hybrid (combined) contract to be designated as at FVTPL.

b) Financial liabilities measured at amortized costs

Financial liabilities that are not classified as at FVTPL are measured at amortized costs. Deposits and debt securities that are not designated as at FVTPL are classified as financial liabilities measured at amortized costs.

3)	Recognition and Measurement

Standard trading transaction of a financial asset is recognized at the date of transaction when the Group becomes a party to the contractual provisions of the asset. All types of financial instruments, except financial assets/liabilities at FVTPL, are measured at fair value at initial recognition, plus transaction costs that are directly attributable to the acquisition (issuance). Financial assets/liabilities at FVTPL are initially recognized at fair value and transaction costs directly attributable to the acquisition (issuance) are recognized in the consolidated statements of comprehensive income.

Financial assets/liabilities at FVTPL and AFS financial assets are subsequently measured at fair value. HTM financial assets, loans and receivables and other financial liabilities are measured at amortized costs using the effective interest rate method.

Interest income and expense in accordance with financial assets and liabilities are recognized in net income on an accrual basis using the effective interest rate method.

Gains or losses arising from changes in the fair value of the financial assets/liabilities at FVTPL are presented in the consolidated statements of comprehensive income during the period in which they arise. Changes in the fair value of AFS financial assets are measured in other comprehensive income.

Dividends income of financial assets at FVTPL and AFS financial assets is recognized in net income when the Group’s right to receive the dividend is established.

AFS financial assets recognize cumulative fair value adjustment, which is previously recognized in the equity, in net income when disposing of assets or recognizing impairment loss.

4)	Derecognition of financial assets and liabilities

The Group derecognizes a financial asset when the contractual right to the cash flows from the asset is expired, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another company. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, canceled or they expire.

(9)	Offsetting financial instruments

Financial assets and liabilities are presented net in the consolidated statements of financial position when the Group has an enforceable legal right to set off and an intention to settle on a net basis or to realize an asset and settle the liability.

(10)	Impairment of financial assets

1)	Assets carried at amortized costs

The Group assesses at the end of each reporting period whether there is any objective evidence that a financial asset (or a group of financial assets) is impaired. A financial asset (or a group of financial assets) is regarded as impaired when there is objective evidence of impairment loss as a result of one or more events (the “loss event”) that occurred after the initial recognition and the loss event has an impact on the estimated future cash flows of the financial asset.

The criteria used to determine whether there is objective evidence of impairment include:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	it becoming probability that the borrower will enter bankruptcy or financial reorganization;

•	the disappearance of an active market for the financial asset due to financial difficulties; or

•	observable data indicating that there is a measurable decrease in the estimated future cash flows of a group of financial assets after initial recognition, although the decrease in the estimated future cash flows of individual financial assets included in the group is not identifiable.

For individually significant financial assets, the Group assesses whether objective evidence of impairment exists individually, and it assesses for impairment of financial assets that are not significant on an individual or collective basis. If no objective evidence of impairment exists for financial assets individually assessed, the Group includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets for which the Group recognizes impairment based on an individual assessment or impairment loss, is continuously recognized are not subject to a collective impairment assessment.

The amount of impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit loss that are not yet incurred), which is discounted at the financial asset’s original effective interest rate. The amount of loss is reduced directly from the asset’s carrying value or by using a provision account, and it is recognized in net income.

For loans and receivables or HTM financial assets with the variable interest rate, the current effective interest rate, which is determined under the contract, is used to measure impairment loss.

Whether collateral inflow is probable or not, the present value of the estimated future cash flows of collateralized financial asset is calculated as the cash flows, which may arise from collateral inflow, less costs of acquiring and selling collateral.

Future cash flows for a group of financial assets that are collectively assessed for impairment are estimated based on the historical loss experience of assets having credit risk characteristics, similar to those in the group of financial assets. If the historical loss experience is not enough or does not exist, similar corporation’s comparable historical loss experience of a group of financial assets is used. The effects of current conditions that do not have an impact in the historical loss experience period are reflected, and the historical loss experience is adjusted based on the current observable data in order to remove the effects of conditions that currently do not exist but existed in the historical loss experience period.

For a collective assessment on impairment, financial assets are classified based on similar credit risk characteristics (i.e., based on the assessment of credit risk or grading process, considering asset type, industry, geographical location, collateral type, past-due status and other relevant elements) indicating the debtor’s ability to pay all amounts of debt under the contractual terms. These characteristics are relevant to the estimation of future cash flows for groups of such assets as being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated.

When estimating the changes in future cash flows, observable data (i.e., an impairment loss arising from a pool of assets, an unemployment rate indicating the loss and its parameter, asset price, product price or payment status) needs to be consistently reflected. The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce the difference between loss estimates and actual loss experience.

When the amount of impairment loss decreases subsequently and the decrease is related to an event that occurred after the impairment is recognized (i.e., an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed directly from or by adjusting the provision account. The reversed amount is recognized in net income for the current period.

2)	AFS financial assets

The Group assesses at the end of each reporting period whether there is objective evidence that the Group’s financial asset (or a group of financial assets) is impaired. For debt securities, the Group uses the criteria referred to in (10)-1) above.

For equity investments classified as AFS financial assets, a significant or prolonged decline in the fair value below the cost is considered objective evidence of impairment. When the fair value of an AFS financial asset is decreased below its acquisition cost which is considered an objective evidence of impairment, the cumulative loss, amounting to the difference between the acquisition cost and the current fair value, is removed from other comprehensive income and recognized in net income as an impairment loss. For AFS equity instruments, impairment losses recognized in net income on equity instruments are not reversed in net income. Meanwhile, when the fair value of AFS debt instrument increases in a subsequent period and the evidence is objectively related to an event occurring after recognizing the impairment loss, the impairment loss is reversed and recognized in net income.

(11)	Investment properties

The Group classifies the property held to earn rental or capital gain purpose as investment property. The investment property is measured at its cost at the initial recognition, plus transaction costs arising at acquisition and after recognition, and is presented at cost less accumulated depreciation and accumulated impairment loss as carrying value.

Subsequent costs are recognized in carrying amount of an asset or as an asset if it is probable that future economic benefits associated with the assets will flow into the Group and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, all other investment properties are depreciated based on the respective assets’ estimated useful lives using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

(12)	Premises and equipment

Premises and equipment are stated at cost less subsequent accumulated depreciation and accumulated impairment losses. The cost of an item of premises and equipment is directly attributable to their purchase or construction, which includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. However, under K-IFRS 1101, First-time Adoption of International Financial Reporting Standards, certain premises and equipment, such as land and buildings were measured at fair value, which is regarded as deemed cost, at the date of transition to K-IFRS.

Subsequent costs to replace part of the premises and equipment are recognized in carrying amount of an asset or as an asset if it is probable that the future economic benefits associated with the assets will flow into the Group and the cost of an asset can be measured reliably. The carrying amount of the replaced part is eliminated from the books. Routine maintenance and repairs are expensed as incurred.

Premises and equipment are depreciated on a straight-line basis on the estimated economic useful lives as follows:

Classification	Useful life
Buildings used for business purpose	50 years
Movable properties for business purposes	5 years

The Group reviews the depreciation method, the estimated useful lives and residual values of fixed assets at the end of each annual reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate. When the carrying amount of a fixed asset exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.

(13)	Intangible assets

1)	Goodwill

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets acquired, liabilities and contingent liabilities assumed at the date of acquisition is recognized as goodwill. Such goodwill is classified as intangible assets.

A cash-generating unit (“CGU”) to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the unit may be impaired. If the recoverable amount of the CGU is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit on a pro rata basis based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in net income in the consolidated statements of comprehensive income. An impairment loss recognized for goodwill is not reversed in subsequent periods.

On disposal of the relevant CGU, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

2)	Development costs, patents and other intangible assets

Intangible assets are stated at the manufacturing cost or acquisition cost, plus additional incidental expenses less accumulated amortization and accumulated impairment losses.

Expenditures incurred in conjunction with development of new products or technology, in which the elements of costs can be individually identified and future economic benefits are probably expected, are capitalized as development costs under intangible assets. If the Group donates assets, such as buildings, to the government and is given a right to use or benefit from the assets, the donated assets are recorded as beneficial donated assets under intangible assets.

Intangible assets are amortized using the straight-line method over the estimated useful lives, which are five years for development costs, contractual contact period for the beneficial donated assets, 10 years for patents and five years for other intangible assets.

The estimated useful life and amortization method are reviewed at the end of each reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

Intangible assets, including goodwill and membership, with indefinite useful lives are tested for impairment annually. All other assets are tested for impairment when there is an objective indication that the carrying amount may not be recoverable, and if the indication exists, the Group estimates the recoverable amount.

(14)	Impairment of non-monetary assets

Impairment loss is recognized carrying amount exceeding recoverable amount, recoverable amount is the higher of value in use and net fair value less costs to sell.

For impairment testing purposes, assets are allocated to each of the Group’s CGUs. Non-monetary assets, except for goodwill impaired, are reviewed in subsequent periods for potential recovery of value and reversal or impairment previously recognized, at the end of each reporting period.

(15)	Lease

A lease is classified as a financial lease, if it transfers substantially all the risks and rewards incidental to ownership. Assets held under finance leases are initially recognized as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated statements of financial position as a finance lease obligation. Lease obligation deducting related financial cost is recognized as a financial lease liability. Interest factor included in financial cost is reflected in the consolidated statements of comprehensive income to achieve a constant rate of interest on the remaining balance of the liability.

All other leases are classified as operating leases and are not recognized as an asset in the consolidated statements of financial position. Operating lease payments are recognized as expenses amortized over the lease period using the straight-line method after deducting any incentives from the lessor.

(16)	Derivative instruments and hedging activities

Derivatives are initially recognized at fair value at the date the derivative contract is entered into, and they are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in net income immediately, unless the derivative is designated and effective as a hedging instrument.

The Group designates certain hedging instrument to:

•	hedge of the exposure to changes in fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge);

•	hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge); and

•	hedge of a net investment in a foreign operation.

At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

a)	Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in net income immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument no longer qualifies for hedge accounting and the fair value adjustment to the carrying amount of the hedged item is amortized to net income from that date to maturity using the effective interest rate method.

b)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in net income. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to net income in the periods when the hedged item is recognized in net income.

Hedge accounting is discontinued when the hedging instrument expires or is sold, or it no longer qualifies for hedge accounting, and any gain or loss accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in net income. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in net income.

(17)	Provisions

The Group recognizes provisions if it has a present or contractual obligations as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount of the obligation is reliably estimated. Provisions are not recognized for future operating losses.

The Group recognizes provisions related to the unused portion of point rewards earned by credit card customers, payment guarantees and litigations.

Where the Group is required to restore a leased property that is used as a branch, to an agreed condition after the contractual term expires, the present value of expected amounts is used to dispose, decommission or repair the facilities as an asset retirement obligation.

Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the obligations as a whole. Although the likelihood of outflow for any one item may be small, if it is probable that some outflow of resources will be needed to settle the obligations as a whole, a provision is recognized.

Provisions are recognized when the Group has a present obligation as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the present value of the best estimate of the consideration required to settle the present obligation at the end of the reporting period. The discount rate used in calculating the present value is the pretax discount rate taken into account the inherent risks and time value of the obligation, in the market. The increase in provisions due to the passage of time is recognized as interest expense.

(18)	Equity capital

The Group recognizes common stock as equity and redeemable preferred stock as a liability. Direct expenses related to the issuance of new shares or options are recognized as a deduction from equity, net of any tax effects.

If the Group reacquires its own equity instruments, those instruments (“treasury shares”) are presented as a deduction from total equity. The gain or loss on the purchase, sale, issue or cancellation of treasury shares is not recognized in net income but recognized directly in equity.

(19)	Financial guarantee contracts

A financial guarantee contract refers to the contract that requires the issuer to pay the specified amounts to reimburse the holder for a loss because the specified debtor fails to make payment when due under original or revised contractual terms of debt instruments. The financial guarantee contract is measured on initial recognition at the fair value, and the fair value is amortized over the financial guarantee contractual term.

After initial recognition, financial guarantee contract is measured at the higher of:

•	the present value of expected payment amount due to the financial guarantee contract

•	initially recognized amount of financial guarantee contract less recognized accumulated amortization in accordance with K-IFRS 1018, Revenue.

(20)	Interest income and expense recognition

The Group recognizes interest income and expenses from HTM financial assets measured at amortized cost, loans and receivables and other financial liabilities on an accrual basis using the effective interest rate method.

Effective interest rate method is the method of calculating the amortized cost of financial assets or liabilities and allocating the interest income or expense over the relevant period. The effective interest rate reconciles the expected future cash in and out through the expected life of financial instruments or shorter period if appropriate, and net carrying value of financial assets or liabilities. When calculating the effective interest rate, the group estimates future cash flows considering all contractual terms of the financial instruments, such as prepayment option, except the loss on future credit risk. Also, the effective interest rate calculation reflects commission, points (only responsible for the effective interest rate) that are paid or earned between contracting parties, transaction costs, and other premiums and discounts.

(21)	Dividends

Dividends are recognized as liabilities when it is approved by the shareholder.

(22)	Employee benefits

1)	Short-term employee benefits

The Group recognizes the undiscounted amount of short-term employee benefits expecting payment in exchange for services when the employee renders the services. The Group, also, recognizes relevant liabilities and expenses for the accumulating compensated absence when the services that increase the future paid-leave right are rendered. Expenses and liabilities for the accumulated absence are also recognized in the consideration for constructive obligation when the Group pays a bonus.

2)	Retirement benefits

The Group offers a wide variety of retirement benefit plans and, in general, it raises the amounts computed based on actuarial assumptions through the payment regarding additional fund in which the insurance company or fiduciary manages.

The Group operates both defined benefit plan and defined contribution plan. The defined contribution plan is the retirement benefit plans that pay the fixed amount of bonus to other fund organizations. The Group does not have any legal or constructive obligations to make further payment even if it does not pay all employee benefits relating to employee service rendered to the Group in the current and prior periods.

For defined benefit plans, the liability recognized in the consolidated statements of financial position is the present value of the current defined benefit obligation at the end of each reporting date, less the fair value of plan assets, adjusted for unrecognized past service cost.

The defined benefit obligation is calculated on an annual basis by independent actuaries according to the projected unit credit method. The present value of defined benefit obligations is expressed in a currency in which retirement benefits will be paid and is calculated by discounting expected future cash outflows with the interest rate of high-quality corporate bonds whose maturity is similar to the payment date of retirement benefit obligations.

Actuarial gains and losses arising from the difference between changes in actuarial assumptions and what has actually occurred are recognized in net income in the period in which they occur.

Past service cost is reflected immediately in net income. However, past service cost is recognized as an expense on a straight-line basis over the vesting period when changes in retirement pension plan continues to require employees to remain on work duties during the vesting period.

Being connected to defined contribution plans, the Group mandatorily, contractually or voluntarily pays contributions to pension insurance plans, which are managed publicly or privately. The Group has no payment obligations after contributions are paid. Contributions are recognized as employee benefit expense at a due date for payment. Prepaid contributions are recognized as a decrease in future payment due to the excessive contributions or available refund as assets.

3)	Termination benefits

Termination benefits are paid when employment is involuntarily terminated by the Group before the normal retirement date or an employee accepts voluntary retirement in exchange for benefits. The Group recognizes termination benefits when employment is terminated based on detailed formal plans or voluntary retirement is encouraged, providing termination benefits. Termination benefits are discounted at present value when they are due more than 12 months after the reporting date.

4)	Profit-sharing and bonus plan

The Group recognizes appropriate provisions and expenses considering profits related shareholders of the Group after adjusting a specific sum of amounts. The Group recognizes contractual obligations and obligations as a result of a past practice as provisions.

(23)	Income tax expense

Income tax comprises current tax and deferred tax. Income tax is recognized in net income except to the extent that it relates to items recognized in other comprehensive income or directly in equity.

Current tax expenses are calculated based on the basis of tax laws that have been enacted by the reporting date or substantively enacted in the countries where the Group operates and generates taxable income.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. However, the Group does not recognize deferred tax arising on the initial recognition of an asset or a liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither accounting profit nor taxable profit. Deferred taxes are determined using tax rates and laws that have been enacted by the reporting date – the date when the relevant deferred tax assets are realized and the deferred tax liabilities are settled – or substantially enacted.

Deferred tax assets are recognized if future taxable profits are probable so that the temporary differences can be used.

Deferred tax liabilities are provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention either to settle the balances on a net basis or to realize the asset and settle the liability simultaneously.

(24)	Origination fees and costs

The commission, which is a part of the effective interest rate of loans, is accounted for deferred origination fees. Incremental cost related to the acquisition or disposal is accounted for deferred origination costs, and it is amortized on the effective interest rate method and included in interest revenues on loans.

(25)	Loan sales

When the Group disposes of loans based on valuations performed by a third-party independent specialist (institution) using a reasonable and rational method, the difference between the book value and the selling price is recognized as gains and losses on disposal.

(26)	EPS

Basic EPS is calculated by dividing net income from the consolidated statements of comprehensive income by the weighted-average number of outstanding common shares, and diluted EPS is calculated by adjusted earnings and number of shares for the effects of all dilutive potential common shares.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS:

The significant accounting estimates and assumptions are continually evaluated and are based on historical experience and various factors, including expectations of future events that are considered to be reasonable. Actual results can differ from those estimates based on such definitions. The following are the accounting estimates and assumptions that have a significant risk of causing changes to the carrying amounts of assets and liabilities within the next accounting period.

(1)	Fair value of financial instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses its judgment to select a variety of valuation techniques and makes assumptions based on market conditions existing at the end of each reporting period.

(2)	Impairment loss on financial assets

The Group individually recognizes an impairment loss on financial assets by assessing the occurrence of loss events or it assesses impairment for a group of financial assets with similar credit risk characteristics. Impairment loss for financial assets is the difference between such assets’ carrying value and the present value of estimated recoverable cash flows. The estimation of future cash flows requires management judgment.

(3)	Defined Benefit Plan

Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments. Financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the issue of financial liabilities are added to or deducted from the fair value of the financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to acquisition of financial liabilities at FVTPL are recognized immediately in profit or loss.

As of the end of this year, defined benefit liability of the plan is ￦5,805 million (prior year, ￦4,077 million), as detailed in Note 20.

4.	RISK MANAGEMENT:

The Group’s operating activity is exposed to various financial risks; hence, the Group is required to analyze and assess the level of complex risks, determine the level of risks to be accepted or to manage the risks.

The Group’s risk management procedure is set for improvement in the quality of assets held and investments by making a decision about how to avoid or mitigate risks through the identification of the cause of the potential risk and its scope.

The Group takes the approach to minimize the risk and maximize the profit by managing the risks acceptable to the Group and eliminating the excessive risks of financial instruments. For this, the following procedures are performed: risk recognition, measurement and assessment, control and monitoring and reporting.

The risk is managed by the risk management department based on the Group’s policy. The Risk Management Committee of the Group makes the decision on the risk strategy, such as allocation of risk assets and limit settlement.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the credit risk exposure to a permissible degree and to optimize the rate of return considering such credit risk.

1)	Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty and the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Group utilizes credit grades derived using statistical methods.

2)	Credit line management

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry and monitors obligors’ credit line, total exposures and loan portfolios when approving the loan.

3)	Credit risk mitigation

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method acknowledged by BASEL II standards to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

4)	Maximum exposure to credit risk

The maximum exposures of financial instruments, excluding equity securities, to credit risk are as follows (Korean won in millions):

		December 31, 2012		December 31, 2011
Loans and receivables	Government	￦	108,716	￦	195,672
	Banks		938,436		893,239
	Corporation		8,766,116		7,580,539
	Consumer		4,571,873		4,746,345

	Subtotal		14,385,141		13,415,795

Financial assets at FVTPL	Short-term debt securities		45,338		7,500
	Derivative assets		2,024		1,130

	Designated financial assets at FVTPL		337,702		360,442

	Subtotal		385,064		369,072

AFS financial assets	AFS debt securities		679,960		871,180
HTM financial assets	HTM debt securities		2,271,420		2,480,702
Off balance	Guarantees (*1)		421,612		518,092
	Loan commitments (*2)		2,567,887		2,624,155

	Subtotal		2,989,499		3,142,247

	Total	￦	20,711,084	￦	20,278,996

(*1)	Financial assets at FVTPL and AFS financial assets represent debt security amounts only (Notes 7 and 8).

5)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries:

		December 31, 2012
		Service		Manufacturing		Finance and insurance		Construction		Consumers		Others		Total
Loans and receivables	Government	￦	30	￦	—	￦	104,669	￦	—	￦	—	￦	4,017	￦	108,716
	Banks		20,665		—		748,277		47		—		169,447		938,436
	Corporation		4,036,233		1,851,268		287,913		1,150,046		—		1,440,656		8,766,116
	Consumer		466,810		48,794		50		11,639		4,016,511		28,069		4,571,873

	Subtotal		4,523,738		1,900,062	￦	1,140,909		1,161,732		4,016,511		1,642,189		14,385,141

Financial assets at FVTPL	Short-term debt securities		—		—		—		—		—		45,338		45,338
	Derivative assets		—		—		—		—		—		2,024		2,024
	Designated financial assets at FVTPL		—		—		—		—		—		337,702		337,702

	Subtotal		—		—		—		—		—		385,064		385,064

AFS debt securities	AFS debt securities		80,719		66,726		451,361		20,125		—		61,029		679,960
HTM securities	HTM debt securities		181,183		50,135		205,460		80,000		—		1,754,642		2,271,420
Off-balance-sheet items	Guarantees		118,223		133,721		—		46,718		130		122,820		421,612
	Loan commitments		424,377		587,282		228,901		271,043		986,804		69,480		2,567,887

	Subtotal		542,600		721,003		228,901		317,761		986,934		192,300		2,989,499

Total		￦	5,328,240	￦	2,737,926	￦	2,026,631	￦	1,579,618	￦	5,003,445	￦	4,035,224	￦	20,711,084

		December 31, 2011
		Service		Manufacturing		Finance and insurance		Construction		Consumers		Others		Total
Loans and receivables	Government	￦	—	￦	—	￦	104,054	￦	—	￦	—	￦	91,618	￦	195,672
	Banks		20,531		—		699,687		—		—		173,021		893,239
	Corporation		3,284,068		1,770,985		337,883		982,556		—		1,205,047		7,580,539
	Consumer		764,164		82,226		49		13,315		3,837,147		49,444		4,746,345

	Subtotal		4,068,763		1,853,211		1,141,673		995,871		3,837,147		1,519,130		13,415,795

Financial assets at FVTPL	Short-term debt securities		—		—		—		—		—		7,500		7,500
	Derivative assets		—		—		—		—		—		1,130		1,130
	Designated financial assets at FVTPL		—		—		—		—		—		360,442		360,442

	Subtotal		—		—		—		—		—		369,072		369,072

AFS debt securities	AFS debt securities		94,507		73,494		520,080		40,461		—		142,638		871,180
HTM securities	HTM debt securities		231,692		80,317		267,565		80,004		—		1,821,124		2,480,702
Off-balance-sheet items	Guarantees		135,852		169,766		—		43,601		—		179,287		528,506
	Loan commitments		394,176		636,790		233,180		289,515		972,458		104,569		2,630,688

	Subtotal		530,028		806,556		233,180		333,116		972,458		283,856		3,159,194

Total		￦	4,924,990	￦	2,813,578	￦	2,162,498	￦	1,449,452	￦	4,809,605	￦	4,135,820	￦	20,295,943

6)	Credit risk exposure by geographical areas

Maximum exposure of all assets exposed to credit risk occurred in Korea as of December 31, 2012 and 2011.

7)	Credit risk of loans and receivables

The credit risk of loans and receivables by loan conditions are as follows (unit: Korean won in millions):

	December 31, 2012
	Korean treasury and government agencies		Banks		Corporates		Consumers		Total
Loans and receivables neither overdue nor impaired	￦	108,783	￦	939,869	￦	8,718,555	￦	4,548,393	￦	14,315,600
Loans and receivables overdue but not impaired		17		—		29,355		19,111		48,483
Impaired loans and receivables		—		—		170,979		18,105		189,084

Gross loans		108,800		939,869		8,918,889		4,585,609		14,553,167

Provisions for credit losses		84		1,433		152,773		13,736		168,026

Total, net	￦	108,716	￦	938,436	￦	8,766,116	￦	4,571,873	￦	14,385,141

	December 31, 2011
	Korean treasury and government agencies		Banks		Corporates		Consumers		Total
Loans and receivables neither overdue nor impaired	￦	195,946	￦	895,288	￦	7,556,801	￦	4,723,864	￦	13,371,899
Loans and receivables overdue but not impaired		12		1		15,610		24,251		39,874
Impaired loans and receivables		—		—		180,269		13,997		194,266

Gross loans		195,958		895,289		7,752,680		4,762,112		13,606,039

Provisions for credit losses		286		2,050		172,141		15,767		190,244

Total, net	￦	195,672	￦	893,239	￦	7,580,539	￦	4,746,345	￦	13,415,795

a)	Credit quality of loans and receivables (neither overdue nor impaired)

The Group manages its loans and receivables that are neither overdue nor impaired through an internal rating system. The value of collateral held is the collateral-allocated amount used when calculating the respective provisions for credit losses. Segregation of credit quality is as follows (unit: Korean won in millions):

	December 31, 2012
	Korean treasury and government agencies		Banks		Corporates								Consumers		Total
					General business		Small- and medium-sized enterprise		Project financing		Subtotal
Investment grade (*1)	￦	108,700	￦	938,436	￦	2,326,915	￦	1,630,055	￦	603,338	￦	4,560,308	￦	4,042,931	￦	9,650,375
Non-investment grade (*2)		—		—		1,009,578		2,832,472		217,369		4,059,419		499,159		4,558,578

Total	￦	108,700	￦	938,436	￦	3,336,493	￦	4,462,527	￦	820,707	￦	8,619,727	￦	4,542,090	￦	14,208,953

Value of collateral	￦	—	￦	4,500	￦	937,230	￦	3,442,216	￦	295,633	￦	4675,079	￦	3,433,517	￦	8,113,096

	December 31, 2011
	Korean treasury and government agencies		Banks		Corporates								Consumers		Total
					General business		Small- and medium-sized enterprise		Project financing		Subtotal
Investment grade (*1)	￦	195,660	￦	893,238	￦	1,973,437	￦	1,616,389	￦	679,461	￦	4,269,287	￦	4,194,137	￦	9,552,322
Non-investment grade (*2)		—		—		1,022,343		1,981,569		197,673		3,201,585		521,850		3,723,435

Total	￦	195,660	￦	893,238	￦	2,995,780	￦	3,597,958	￦	877,134	￦	7,470,872	￦	4,715,987	￦	13,275,757

Value of collateral	￦	—	￦	—	￦	2,220,659	￦	3,942,840	￦	587,418	￦	6,750,917	￦	3,958,162	￦	10,709,079

(*1)	Classified from AAA to BBB for corporates, from Level 1 to Level 6 for consumers by the internal credit rating
(*2)	Classified from BBB- to C for corporates, from Level 7 to Level 10 for consumers by the internal credit rating

The Group recognized a provision for credit losses, for loans and receivables neither overdue nor impaired, in the amount of ￦106,647 million and ￦96,142 million as of December 31, 2012 and 2011, respectively, which is deducted from the loans and receivables that are not overdue or impaired.

b)	Aging analysis of loans and receivables (overdue but not impaired)

Aging analysis of loans and receivables that are overdue but not impaired is as follows:

The value of collateral held is the collateral-allocated amount used when calculating the respective provisions for credit losses (unit: Korean won in millions).

	December 31, 2012
Overdue	Korean treasury and government agencies		Banks		Business								Consumers		Total
					General business		Small- and medium-sized enterprise		Project financing		Subtotal
Less than 30 days	￦	16	￦	—	￦	1,035	￦	7,884	￦	—	￦	8,919	￦	13,419	￦	22,354
30–60 days		—		—		6,684		11,038		—		17,722		2,661		20,383
60–90 days		—		—		—		922		—		922		1,705		2,627

Total	￦	16	￦	—	￦	7,719	￦	19,844	￦	—	￦	27,563	￦	17,785	￦	45,364

Value of collateral	￦	—	￦	—	￦	7,000	￦	15,576	￦	—	￦	22,576	￦	11,377	￦	33,953

	December 31, 2011
Overdue	Korean treasury and government agencies		Banks		Business								Consumers		Total
					General business		Small- and medium-sized enterprise		Project financing		Subtotal
Less than 30 days	￦	12	￦	1	￦	2,660	￦	9,704	￦	—	￦	12,364	￦	15,977	￦	28,354
30–60 days		—		—		83		2,202		—		2,285		4,192		6,477
60–90 days		—		—		—		471		—		471		2,032		2,503

Total	￦	12	￦	1	￦	2,743	￦	12,377	￦	—	￦	15,120	￦	22,201	￦	37,334

Value of collateral	￦	—	￦	—	￦	200	￦	12,173	￦	—	￦	12,373	￦	17,382	￦	29,755

The Group recognized provisions for credit losses, for loans and receivables that are overdue but not impaired, in the amount of ￦3,119 million and ￦2,540 million as of December 31, 2012 and 2011, respectively, which is deducted from the loans and receivables that are overdue but not impaired.

c)	Impaired loans and receivables

Impaired loans and receivables are as follows (unit: Korean won in millions):

The collateral value held is recoverable amount used when calculating the respective provision for loan loss.

	December 31, 2012
State of impairment	Korean treasury and government agencies		Banks		Corporates								Consumers		Total
					General business		Small- and medium-sized enterprise		Project financing		Subtotal
Impaired loans and receivables	￦	—	￦	—	￦	29,004	￦	25,998	￦	63,824	￦	118,826	￦	11,998	￦	130,824
Value of collateral		—		—		10,513		36,796		37,715		85,024		11,243		96,267

	December 31, 2011
State of impairment	Korean treasury and government agencies		Banks		Corporates								Consumers		Total
					General business		Small- and medium-sized enterprise		Project financing		Subtotal
Impaired loans and receivables	￦	—	￦	—	￦	42,009	￦	20,489	￦	32,049	￦	94,547	￦	8,157	￦	102,704
Value of collateral		—		—		77,002		38,808		35,526		151,336		11,406		162,742

The Group recognized a provision for credit losses, for impaired loans and receivables, in the amount of ￦58,260 million and ￦91,562 million as of December 31, 2012 and 2011, respectively, which was deducted from the impaired loans and receivables.

8)	Credit quality of debt securities

The Group manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution’s rating is as follows (unit: Korean won in millions):

December 31, 2012
Level	Held for trading		AFS securities		HTM securities		Total
(1) AAA	￦	35,340	￦	9,991	￦	889,156	￦	934,487
(2) AA+ – AA-		9,998		69,540		693,343		772,881
(3) BBB+ – A-		337,702		600,429		688,921		1,627,052-
(4) BBB- under		—		—		—		—
(5) Bankruptcy		—		—		—		—

Total	￦	383,040	￦	679,960	￦	2,271,420	￦	3,334,420

December 31, 2011
Level	Held for trading		AFS securities		HTM securities		Total
(1) AAA	￦	—	￦	292,333	￦	998,387	￦	1,290,720
(2) AA+ – AA-		7,500		178,793		680,672		866,965
(3) BBB+ – A-		360,442		400,053		801,643		1,562,138
(4) BBB- under		—		—		—		—
(5) Bankruptcy		—		—		—		—

Total	￦	367,942	￦	871,179	￦	2,480,702	￦	3,719,823

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities in the volatility of market factors, such as interest rates, stock prices, and foreign exchange rates. Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1)	Market risk management

For trading activities, the Group avoids, bears or mitigates risks by identifying the underlying source of risks, measuring parameters and evaluating their appropriateness.

2)	Market risk measurement

The Group uses both standard-based and internal model-based approach to measure market risk. A standard-based risk measurement model is used to calculate individual market risk of owned capital while internal-based risk measurement model is used to calculate general capital market risk and measure internal risk management. The Risk Management Committee allocates owned capital to market risk. The Risk Management department measures the Value at Risk (“VaR,” maximum losses) limit by department and risk factor and loss limit on a daily basis and reports regularly to the Risk Management committee.

3)	Risk Control

At the beginning of each year, the Risk Management Committee establishes the VaR limit, loss limit and risk capital limit for its management purposes. Limit by investment desk/dealer is independently managed to the extent of the limit given to each departments of the Group and the limit by investment and loss cut is managed by risk management personnel with the department.

4)	Sensitivity analysis of market risk

The Group performs sensitivity analysis for both trading and non-trading activities. For trading activities, the Group uses a VaR model, which uses certain assumptions of possible fluctuations in market condition and, by conducting simulations of gains and losses, under which the model estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% credibility. In short, there exists a 1% possibility that the actual loss might exceed the predicted loss generated from the VaR’s calculation. The actual results are periodically monitored to examine the validity of the assumptions and variables and factors that are used in VaR’s calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For non-trading activities, the Group uses NII and Net Present Value (“NPV”) calculated using the simulation method. NII is a profit-based indicator for displaying the profit changes in short term due to the short-term interest change. It will be estimated as subtracting the interest expenses of liabilities from the interest income of the assets. NPV is an indicator for displaying the risk in economical view according to the unfavorable changes related to the interest rate. It will be estimated as subtracting the present value of liabilities from the present value of the asset.

a) Trading activities

The minimum, maximum and average VaR for the years ended December 31, 2012 and 2011, and the VaR as of December 31, 2012 and 2011, are as follows (unit: Korean won in millions):

	As of December 31, 2012		For the year ended December 31, 2012
Risk factor			Average		Maximum		Minimum
Interest rate	￦	41	￦	27	￦	82	￦	7
Stock price		—		28		63		—
Foreign currencies		6		6		65		1
Commodity		—		—		—		—
Total risk		40		40		83		7

	As of December 31, 2011		For the year ended December 31, 2011
Risk factor			Average		Maximum		Minimum
Interest rate	￦	11	￦	25	￦	183	￦	1
Stock price		1		8		80		—
Foreign currencies		12		6		24		1
Commodity		—		—		—		—
Total risk		16		29		180		4

b) Non-trading activities

The NII and NPV calculated using the simulation method for the Group and scenario responding to the interest rate (“IR”) changes are as follows (Korean won in millions):

Name of scenario	December 31, 2012				December 31, 2011
	NII		NPV		NII		NPV
Base case	￦	403,272	￦	1,309,299	￦	447,463	￦	1,375,131
Base case (prepay)		404,407		1,302,574		448,601		1,371,499
IR 100bp up		429,372		1,332,185		473,297		1,385,318
IR 100bp down		377,649		1,286,107		421,691		1,365,078
IR 200bp up		455,472		1,354,629		499,130		1,395,596
IR 200bp down		349,038		1,262,817		392,447		1,355,216
IR 300bp up		481,573		1,376,546		524,964		1,405,930
IR 300bp down		317,052		1,239,766		358,600		1,345,644

5)	Other market risk

a) Interest rate risk

The Group estimates and manages risks related to changes in interest rate due to the difference in the sensitivity of interest-yielding assets and the sensitivity of liabilities. Cash flows of principal amounts and interests from interest bearing assets and liabilities by repricing date are as follows (unit: Korean won in millions):

		December 31, 2012
		Within 3 months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 5 years		5 years		Total
Asset	Financial assets at FVTPL	￦	—	￦	—	￦	—	￦	45,960	￦	337,701	￦	—	￦	383,661
	Loans and receivables		45,717		108,200		64,437		95,190		486,577		58,169		858,290
	AFS financial assets		122,611		177,152		126,643		59,871		1,923,403		45,957		2,455,637
	HTM financial assets		9,197,175		2,112,041		830,361		66,494		969,178		246,020		13,421,269

	Total	￦	9,365,503	￦	2,397,393	￦	1,021,441	￦	267,515	￦	3,716,859	￦	350,146	￦	17,118,857

Liability	Deposits due to customers	￦	5,893,331	￦	2,252,142	￦	1,643,716	￦	1,530,264	￦	1,848,503	￦	51,390	￦	13,219,346
	Borrowings		497,812		304,683		229,996		292,017		1,089,324		205,201		2,619,033
	Debentures		91,776		31,506		11,332		11,226		723,643		130,581		1,000,064

	Total	￦	6,482,919	￦	2,588,331	￦	1,885,044	￦	1,833,507	￦	3,661,470	￦	387,172	￦	16,838,443

		December 31, 2011
		Within 3 months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 5 years		5 years		Total
Asset	Financial assets at FVTPL	￦	—	￦	—	￦	—	￦	—	￦	51,886	￦	313,428	￦	365,314
	Loans and receivables		9,468,730		1,400,124		700,292		373,460		902,464		234,191		13,079,261
	AFS financial assets		218,999		266,456		108,373		94,059		333,556		45,579		1,067,022
	HTM financial assets		185,149		43,712		142,960		147,324		2,161,155		48,333		2,728,633

	Total	￦	9,872,878	￦	1,710,292	￦	951,625	￦	614,843	￦	3,449,061	￦	641,531	￦	17,240,230

Liability	Deposits due to customers	￦	5,622,574	￦	2,202,257	￦	1,441,410	￦	1,520,392	￦	1,630,402	￦	19,690	￦	12,436,725
	Borrowings		1,102,038		268,958		334,852		321,863		833,065		205,925		3,066,701
	Debentures		116,454		12,786		12,819		12,712		657,757		297,689		1,110,217

	Total	￦	6,841,066	￦	2,484,001	￦	1,789,081	￦	1,854,967	￦	3,121,224	￦	523,304	￦	16,613,643

Repricing date is defined as the date which interest rates of operational funds and procuring funds can be re-adjusted before the expiration date. Analysis based on interest expirations is used to analyze assets and liabilities that cause interest margins and interest costs. However, loans and receivable account that are not expected to have interest cash flow due to impairment and other circumstances are excluded from the analysis.

b) Currency risk

Currency risk occurs from the financial instrument denominated in a foreign currency other than the functional currency. Therefore, no currency risk occurs from non-monetary items or financial instruments denominated in the functional currency. Financial instruments in foreign currencies exposed to currency risk are as follows (unit: USD in millions, JPY in millions, CNY in millions, EUR in millions and Korean won in millions):

		December 31, 2012
		USD			JPY			CNY			EUR			Others		Total
		Foreign currency	Korean won equivalent		Foreign currency	Korean won equivalent		Foreign currency	Korean won equivalent		Foreign currency	Korean won equivalent		Korean won equivalent		Korean won equivalent
	Loans and receivables	350,570	￦	375,496	451,296	￦	562,991	3,742	￦	643	90,490	￦	128,158	￦	2,606	￦	1,069,894
Asset	AFS financial assets	9,819		10,517	—		—	—		—	—		—		—		10,517

	Total	360,389	￦	386,013	451,296	￦	562,991	3,742	￦	643	90,490	￦	128,158	￦	2,606	￦	1,080,411

Liability	Deposits	38,371	￦	41,098	2,601	￦	3,246	1,966	￦	338	889	￦	1,260	￦	112	￦	46,054
	Borrowings	423,892		454,031	339,631		433,578	—		—	2,567		3,635		141		891,385
	Other financial liabilities	129,386		138,586	2,713		3,384	—		—	525		743		294		143,007

	Total	591,649	￦	633,715	344,945	￦	440,208	1,966	￦	338	3,981	￦	5,638	￦	547	￦	1,080,446

	Off balance	93,642	￦	100,300	9,849	￦	12,286	—	￦	—	5,319	￦	7,533	￦	264	￦	120,383

		December 31, 2011
		USD			JPY			CNY			EUR			Others		Total
		Foreign currency	Korean won equivalent		Foreign currency	Korean won equivalent		Foreign currency	Korean won equivalent		Foreign currency	Korean won equivalent		Korean won equivalent		Korean won equivalent
Asset	Loans and receivables	471,361	￦	543,621	41,632	￦	618,309	2,855	￦	521	33,032	￦	49,353	￦	3,142	￦	1,214,946
	AFS financial assets	50		58	—		—	—		—	—		—		—		58

	Total	471,411	￦	543,679	41,632	￦	618,309	2,855	￦	521	33,032	￦	49,353	￦	3,142	￦	1,215,004

	Deposits	14,299	￦	16,491	214	￦	3,184	2,402	￦	438	664	￦	992	￦	315	￦	21,420
	Borrowings	418,035		482,120	43,098		640,071	—		—	1,165		1,741		—		1,123,932
	Other financial liabilities	34,098		39,325	1,977		29,360	—		—	217		325		46		69,056

Liability	Total	466,432	￦	537,936	45,289	￦	672,615	2,402	￦	438	2,046	￦	3,058	￦	361	￦	1,214,408

	Off balance	94,820	￦	109,356	1,576	￦	23,403	—	￦	—	12,884	￦	19,250	￦	2,660	￦	154,669

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortage as a result of mismatching the use of funds (liabilities) and sources of funds (assets) or unexpected cash outflows.

Assets and liabilities are grouped by account under Asset Liability Management in accordance with the characteristics of the account. The Group manages liquidity risk by identifying maturity gap and such gap ratio through various cash flows analysis (i.e., based on remaining maturity and contract period); while maintaining the gap ratio at or below the set limit.

2)	Maturity analysis of non-derivative financial liabilities

a)	The Group’s maturity analysis of non-derivative financial liabilities, cash flows of principals and interests, by remaining contractual maturities, is as follows (unit: Korean won in millions):

	December 31, 2012
	Within 3 Months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 5 years		5 years		Total
Financial liabilities at FVTPL	￦	630	￦	—	￦	—	￦	—	￦	—	￦	—	￦	630
Deposits due to customers		7,607,889		1,914,763		1,321,704		1,995,120		361,743		51,382		13,252,601
Borrowings		495,332		303,258		229,320		294,498		1,111,771		205,213		2,639,392
Debentures		91,776		31,506		11,332		11,225		723,616		130,582		1,000,037
Other financial liabilities		477,554		—		—		—		—		262,843		740,397

Total	￦	8,672,551	￦	2,249,527	￦	1,562,356	￦	2,300,843	￦	2,197,130	￦	650,020	￦	17,632,427

	December 31, 2011
	Within 3 months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 5 years		5 years		Total
Deposits due to customers	￦	6,924,331	￦	1,859,387	￦	1,150,509	￦	2,237,011	￦	307,948	￦	48,584	￦	12,527,770
Borrowings		794,920		574,320		337,233		322,702		873,928		205,867		3,108,970
Debentures		116,454		12,786		12,819		12,712		657,731		210,689		1,023,191
Other financial liabilities		252,988		—		—		—		55,958		254,177		563,123

Total	￦	8,088,693	￦	2,446,493	￦	1,500,561	￦	2,572,425	￦	1,895,565	￦	719,317	￦	17,223,054

Above maturity analysis includes both principal and interest cash flows.

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (unit: Korean won in millions):

	December 31, 2012
	Within 3 months		3–6 months		6–9 Months		9–12 months		1–5 years		5 years		Total
Deposits due to customers	￦	8,015,328	￦	2,005,230	￦	1,299,644	￦	1,547,906	￦	332,024	￦	26,082	￦	13,226,214
Borrowings		495,332		303,258		229,320		294,498		1,111,772		205,213		2,639,393
Debentures		91,776		31,506		11,332		11,225		723,615		130,582		1,000,036
Other financial liabilities		477,554		—		—		—		—		262,843		740,397

Total	￦	9,079,990	￦	2,339,994	￦	1,540,296	￦	1,853,629	￦	2,167,411	￦	624,720	￦	17,606,040

	December 31, 2011
	Within 3 months		3–6 months		6–9 Months		9–12 months		1–5 years		5 years		Total
Deposits due to customers	￦	7,352,148	￦	2,010,572	￦	1,169,116	￦	1,719,285	￦	308,211	￦	19,798	￦	12,579,130
Borrowings		794,920		574,320		337,233		322,702		873,928		205,867		3,108,970
Debentures		116,454		12,786		12,819		12,712		657,731		210,689		1,023,191
Other financial liabilities		252,988		—		—		—		55,958		254,177		563,123

Total	￦	8,516,510	￦	2,597,678	￦	1,519,168	￦	2,054,699	￦	1,895,828	￦	690,531	￦	17,274,414

Above maturity analysis includes both interest and principal cash flows by expected maturities.

c)	Maturity analysis of derivative financial liabilities is as follows (unit: Korean won in millions):

	December 31, 2012
	Within 3 months		3–6 months		6–9 months		9–12 months		1–5 years		5 years		Total
Derivative financial liabilities (trading)	￦	755	￦	—	￦	—	￦	—	￦	—	￦	—	￦	755
Derivative financial liabilities (hedge)		—		—		—		—		22,196		—		22,196

	December 31, 2011
	Within 3 months		3–6 months		6–9 months		9–12 months		1–5 years		5 years		Total
Derivative financial liabilities (trading)	￦	993	￦	—	￦	—	￦	—	￦	—	￦	—	￦	993
Derivative financial liabilities (hedge)		—		—		—		595		16,989		4,145		21,729

Derivatives held for trading are not managed by contractual maturity as they are held for trading or redemption before maturity. Therefore, they are included in the ‘within 3 months.’

d)	Maturity analysis of off-balance-sheet accounts is as follows (unit: Korean won in millions):

Guarantees and loan commitments like guarantees for debenture issuance and guarantees for loans which are financial guarantee provided by the Group have expiration dates. However, in case of request of transaction counterparty, the Group will carry out a payment immediately. Details of off-balance accounts are as follows (unit: Korea won in millions):

	December 31, 2012		December 31, 2011
Guarantees	￦	421,612	￦	528,506
Loan commitments		2,567,887		2,630,688

The above amounts are stated at gross of related provisions.

(4)	Capital management

The Group follows the capital adequacy standard suggested by the Financial Supervisory. This standard is based on Basel II from 2004, which has been adopted in Korea since 2008. In accordance with banking regulations, the Group is required to maintain a minimum 8% of capital adequacy ratio for assets with high capital risk over 8%.

According to the Banking Supervision by Laws Enforcement, the entity’s capital can be clarified into two kinds:

•	Tier 1 capital (basic capital): Basic capital consists of the capital, capital surplus, retained earnings, the Group’s non-controlling interest (hybrid capital security included) and exchange differences in other accumulated comprehensive income.

•	Tier 2 capital (supplement capital): Supplement capital includes revaluation reserves, gains on change in valuation of AFS securities, 45% of share of other comprehensive income on investment in associates, 70% of the existing revaluation gain of fixed assets of the retained earnings, subordinated term debt more than 5 years and the provision for credit losses under banking supervision regulations.

Risk-weighted assets are the Group’s assets weighted according to credit risk; errors caused by internal process problems, external occasions and danger of the change in market. The Group calculates risk-weighted assets to obey the banking supervisory’s detailed enforcement and BIS percentage to predict the equity capital by adding the basic and complementary capital total.

The Group makes measures to cope with certain level of loss caused by accumulating the equity capital that is exposed to the risk. The Group is testing and using not only the BIS percentage, which is the minimum regulation standard, but also it is using internal standards. An evaluation on capital adequacy is performed to calculate the gap between available capital and economic capital. In addition, analysis on emergent incidents and additional capital requirements is added and applied. The capital adequacy is evaluated for both supervisory and internal management purpose in accordance with the comparison of unexpected loss and the available capital. If the test result from internal capital adequacy shows lack of available capital, the Group is committed to expanding the equity capital and reinforcement of the risk management.

Details of the Group’s capital adequacy ratio as of December 31, 2012 and 2011, based on K-IFRS, are as follows (unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Basic capital	￦	1,179,312	￦	1,091,148
Supplement capital		568,043		642,361

Total	￦	1,747,355	￦	1,733,509

Risk-weighted assets	￦	12,219,574	￦	12,566,087
Capital adequacy ratio		14.30%		13.80%

5.	OPERATING SEGMENTS:

The Group’s reporting segment comprises consumer banking, corporate banking, investment banking, capital market and headquarters and others. The reportable segments are classified based on the target customer for whom the service is being provided.

The details of operating segment are as follows (unit: Korean won in millions):

	December 31, 2012
	Consumer finance		Corporate finance		Capital market		Headquarters and others		Subtotal		Adjustment		Total
Assets	￦	3,422,217	￦	9,362,227	￦	5,013,771	￦	829,626	￦	18,627,841	￦	(11,011)	￦	18,616,830
Liabilities		6,772,860		6,851,094		1,897,944		1,716,919		17,238,817		61,788		17,300,605

	December 31, 2011
	Consumer finance		Corporate finance		Capital market		Headquarters and others		Subtotal		Adjustment		Total
Assets	￦	3,185,663	￦	8,672,815	￦	5,325,752	￦	846,197	￦	18,030,427	￦	(58)	￦	18,030,369
Liabilities		6,597,659		6,338,123		2,103,133		1,774,563		16,813,478		23		16,813,501

The components of operating segment are as follows (unit: Korean won in millions):

	For the year ended December 31, 2012
	Consumer finance		Corporate finance		Capital market		Headquarters and others		Subtotal		Adjustment		Total
NII
Interest income	￦	218,321	￦	520,648	￦	228,925	￦	16,184	￦	984,078	￦	(4,435)	￦	979,643
Interest expense		180,918		202,040		61,929		42,092		486,979		(270)		486,709
Inter-segment		164,953		(49,076)		(168,608)		52,731		—		—		—

Subtotal		202,356		269,532		(1,612)		26,823		497,099		(4,165)		492,934

Non-interest income
Non-interest income		31,802		23,055		78,446		58,664		191,967		(27,055)		164,912
Non-interest expense		18,253		26,515		49,965		66,162		160,895		(461)		160,434

Subtotal		13,549		(3,460)		28,481		(7,498)		31,072		(26,594)		4,478

Other expense
Administrative expense		179,641		74,815		6,435		2,183		263,074		(32,359)		230,715
Provisions		75		—		—		80,330		80,405		2,127		82,532

Subtotal		179,716		74,815		6,435		82,513		343,479		(30,232)		313,247

Operating income	￦	36,189	￦	191,257	￦	20,434	￦	(63,188)	￦	184,692	￦	(527)	￦	184,165

	For the year ended December 31, 2011
	Consumer finance		Corporate finance		Capital market		Headquarters and others		Subtotal		Adjustment		Total
NII
Interest income	￦	200,809	￦	502,813	￦	237,336	￦	19,148	￦	960,106	￦	(9,910)	￦	950,196
Interest expense		169,176		182,779		57,586		40,184		449,725		—		449,725
Inter-segment		175,244		(43,790)		(173,704)		42,250		—		—		—

Subtotal		206,877		276,244		6,046		21,214		510,381		(9,910)		500,471

Non-interest income
Non-interest income		24,903		27,138		77,245		30,906		160,192		5,700		165,892
Non-interest expense		16,119		25,371		62,445		52,266		156,201		1,497		157,698

Subtotal		8,784		1,767		14,800		(21,360)		3,991		4,203		8,194

Other expense
Administrative expense		167,366		74,094		6,815		1,905		250,180		(31,835)		218,345
Provisions		(11)		—		—		87,798		87,787		19,787		107,574

Subtotal		167,355		74,094		6,815		89,703		337,967		(12,048)		325,919

Operating income	￦	48,306	￦	203,917	￦	14,031	￦	(89,849)	￦	176,405	￦	6,341	￦	182,746

Information of Instruments and Services

The Group’s instrument may be classified as interest instrument, non-interest instrument and other instrument, but these classifications were considered and recognized when defining disclosure account, hence profit from external customers by each instruments are not posted.

6.	CASH AND CASH EQUIVALENTS:

(1)	Details of cash and cash equivalents are as follows (unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Cash and checks	￦	186,865	￦	160,413
Foreign currencies		15,101		14,654
Demand deposits		43,555		48,499
Fixed deposits		210,000		170,000

Total	￦	455,521	￦	393,566

(2)	Material transactions not involving cash inflows and outflows are as follows (unit: Korean won in millions):

	For the year ended December 31
	2012		2011
Changes in other comprehensive income of AFS securities	￦	(1,586)	￦	321
Changes in other comprehensive income of HTM financial assets securities		33		90
Changes in other comprehensive income of cash flow hedge		(1,095)		(4,217)

7.	FINANCIAL ASSETS AT FVTPL:

(1)	Details of financial assets at FVTPL are as follows (unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Financial assets held for trading	￦	47,362	￦	8,630
Securities in local currency:
Municipal bond		7,258		—
Financial institutions		38,080		7,500
Corporates		—		—

Subtotal		45,338		7,500

Derivatives instruments assets:
Interest rate derivatives		—		—
Currency derivatives		1,674		309
Equity derivatives		350		820

Subtotal		2,024		1,129

Designated financial assets at FVTPL:
Securitization securities		337,702		360,442

Total	￦	385,064	￦	369,071

(2)	Financial assets designated to FVTPL as of December 31, 2012 and 2011, are as follows:

	December 31, 2012		December 31, 2011
Securitization securities	￦	337,702	￦	360,442

Securitization securities were designated as at FVTPL, using fair value assessment options to avoid; measurement of assets or liabilities under different standards, recognition of profit or loss by different standards, or inconsistencies in measurement.

8.	AFS FINANCIAL ASSETS:

(1)	Details of AFS financial assets are as follows (unit: Korean won in millions):

	December 31, 2012
	Amortized cost		Unrealized gains		Unrealized losses		Fair value
AFS financial assets in local currency:
Debt securities:
Government bonds	￦	9,975	￦	16	￦	—	￦	9,991
Financial institution bonds		69,108		432		—		69,540
Corporate bonds		588,514		1,398		—		589,912

Subtotal		667,597		1,846		—		669,443

Equity securities:
Listed stock		27,571		6,459		—		34,030
Unlisted stock		77,477		—		311		77,166
Beneficiary certificates		135,285		—		8,545		126,740

Subtotal		240,333		6,459		8,856		237,936

Subtotal		907,930		8,305		8,856		907,379

AFS financial assets in foreign currency:
Debt securities		10,458		59		—		10,517

Subtotal		10,458		59		—		10,517

Total	￦	918,388	￦	8,364	￦	8,856	￦	917,896

	December 31, 2011
	Amortized cost		Unrealized gains		Unrealized losses		Fair value
AFS financial assets in local currency:
Debt securities:
Government bonds	￦	62,415	￦	—	￦	(160)	￦	62,255
Financial institution bonds		409,568		—		(697)		408,871
Corporate bonds		400,871		—		(875)		399,996

Subtotal		872,854		—		(1,732)		871,122

Equity securities:
Listed stock		19,359		8,618		—		27,977
Unlisted stock		77,066		1,637		—		78,703
Beneficiary certificates		128,101		635		—		128,736

Subtotal		224,526		10,890		—		235,416

Subtotal		1,097,380		10,890		(1,732)		1,106,538

AFS financial assets in foreign currency:
Debt securities		57		1		—		58

Subtotal		57		1		—		58

Total	￦	1,097,437	￦	10,891	￦	(1,732)	￦	1,106,596

(2)	Structured notes of AFS financial assets are as follows (unit: Korean won in millions):

	December 31, 2012
	Face value		Carrying value		Potential risk
Structured notes relating to interest rate	￦	10,000	￦	9,684	Interest rate risk of underlying assets

	December 31, 2011
	Face value		Carrying value		Potential risk
Structured notes relating to interest rate	￦	10,000	￦	9,251	Interest rate risk of underlying assets

9.	HTM FINANCIAL ASSETS:

(1)	Details of HTM financial assets are as follows (unit: Korean won in millions):

	December 31, 2012
	Amortized cost		Unrealized gains		Unrealized losses		Fair value
In local currency:
Government bonds	￦	1,454,272	￦	55,131	￦	—	￦	1,509,403
Financial institution bonds		128,227		7,099		—		135,326
Corporate bonds		688,921		18,949		—		707,870

Total	￦	2,271,420	￦	81,179	￦	—	￦	2,352,599

	December 31, 2011
	Amortized cost		Unrealized gains		Unrealized losses		Fair value
In local currency:
Government bonds	￦	1,480,751	￦	121,332	￦	—	￦	1,602,083
Financial institution bonds		198,308		8,476		—		206,784
Corporate bonds		801,643		24,983		—		826,626

Total	￦	2,480,702	￦	154,791	￦	—	￦	2,635,493

(2)	Structured notes of HTM financial assets are as follows (unit: Korean won in millions):

	December 31, 2012
	Face value		Carrying value		Potential risk
Structured notes relating to interest rate	￦	20,000	￦	20,000	Interest rate risk of underlying assets

	December 31, 2011
	Face value		Carrying value		Potential risk
Structured notes relating to interest rate	￦	40,000	￦	39,707	Interest rate risk of underlying assets

10.	LOANS AND RECEIVABLES:

(1)	Details of loans and receivables are as follows (unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Due from banks	￦	1,035,617	￦	990,501
Provisions for credit losses		(869)		(1,624)

Subtotal		1,034,748		988,877

Loans		13,517,550		12,615,537
Provisions for credit losses		(167,157)		(188,619)

Subtotal		13,350,393		12,426,918

Total	￦	14,385,141	￦	13,415,795

(2)	Details of due from banks are as follows (unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Due from banks in local currency:
Due from the Bank of Korea	￦	534,544	￦	402,405
Due from the Bank of Deposit		460,000		485,000
Due from the Bank of Securities		201		—
Due from nonmonetary institutions		30,886		90,304
Others		313		595
Provisions for credit losses		(731)		(1,471)

Subtotal		1,025,213		976,833

Due from banks in foreign currencies:
Due from banks on demand		9,673		12,197
Provisions for credit losses		(138)		(153)

Subtotal		9,535		12,044

Total	￦	1,034,748	￦	988,877

(3)	Details of restricted due from banks are as follows (unit: Korean won in millions):

Financial institution	December 31, 2012		December 31, 2011		Reason of restriction
Due from banks in local currency:
The Bank of Korea	￦	534,544	￦	402,405	Reverse deposits on BOK Act and others
Korea Exchange		250		250	Korea Exchange Membership Management Regulation, Article 23

Subtotal		534,794		402,655

Due from banks in foreign currencies:
The Bank of Korea		9,673		12,197	Reverse deposits on BOK Act and others

Subtotal		9,673		12,197

Total	￦	544,467	￦	414,852

(4)	Details of loans and other receivables are as follows (unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Loans:
Loans to enterprises	￦	7,880,995	￦	7,096,163
Loans to households		3,387,376		3,137,884
Loans to public sector and other:		382,095		407,499
Interbank		156,599		155,417
Loans in foreign currencies		490,726		616,755
Domestic banker’s usance		102,750		149,417
Credit card accounts		157,051		177,590
Bills bought in foreign currencies		200,815		231,898
Bills bought in local currency		—		52
Advances for customers		312		1,742
Privately placed bonds		28,140		23,140
Backed loans		8,262		26,031
Call loans		70,004		74,513
Bonds purchased under resale agreements		180,000		80,000
Provisions for credit losses		(166,607)		(188,001)
Deferred loan origination fees and costs		3,382		1,994

Loans – total		12,881,900		11,992,094

Other receivables:
Accounts receivables		146,314		98,904
Accrued income		150,842		144,667
Guarantee deposits		65,212		58,956
Other assets		109,084		134,817
Provisions for credit losses		(550)		(618)
Present value discount		(2,409)		(1,902)

Other receivables – total		468,493		434,824

Total	￦	13,350,393	￦	12,426,918

(5)	Changes in the provisions for credit losses on loans and receivables are as follows (unit: Korean won in millions):

	For the year ended December 31, 2012
	Loans				Credit cards		Others		Total
	Consumers		Corporates
Beginning balance	￦	(7,710)	￦	(177,526)	￦	(2,880)	￦	(2,127)	￦	(190,243)
Provisions for credit losses		(4,660)		(88,175)		(3,118)		900		(95,053)
Recoveries of written-off loans		(2,291)		(14,302)		(768)		—		(17,361)
Charge-off		6,438		112,277		3,904		—		122,619
Sales of loans and receivables		—		3,824		—		—		3,824
Unwinding effect		—		8,188		—		—		8,188
Others		—		—		—		—		—

Ending balance	￦	(8,223)	￦	(155,714)	￦	(2,862)	￦	(1,227))	￦	(168,026)

	For the year ended December 31, 2011
	Loans				Credit cards		Others		Total
	Consumers		Corporates
Beginning balance	￦	(5,890)	￦	(216,993)	￦	(3,308)	￦	(1,406)	￦	(227,597)
Provisions for credit losses		(7,096)		(92,161)		(1,926)		(721)		(101,904)
Recoveries of written-off loans		(2,785)		(15,865)		(822)		—		(19,472)
Charge-off		6,169		107,588		3,176		—		116,933
Sales of loans and receivables		—		31,856		—		—		31,856
Unwinding effect		1,015		7,221		—		—		8,236
Others		877		828		—		—		1,705

Ending balance	￦	(7,710)	￦	(177,526)	￦	(2,880)	￦	(2,127)	￦	(190,243)

11.	THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES:

The Group classified and discloses fair value of the financial instruments into the following three-level hierarchy:

•	Level 1: Fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: Fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., prices) or indirectly (i.e., derived from prices).

•	Level 3: Fair value measurements are those derived from valuation technique that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(1)	Fair value hierarchy of financial assets and liabilities measured at current fair value is as follows (Korean won in millions):

	December 31, 2012
	Level 1		Level 2		Level 3(*1)		Total
Financial assets:
Financial assets at FVTPL
Financial assets held for trading:
Debt securities
Korean treasury and government agencies	￦	7,258	￦	—	￦	—	￦	7,258
Financial institutions				38,080				38,080
Derivatives instruments assets
Currency derivatives		—		1,674		—		1,674
Equity derivatives		—		350		—		350

Subtotal		7,258		40,104		—		47,362

Designated financial assets at FVTPL
Securitization Securities		—		337,702		—		337,702

Subtotal		7,258		377,806		—		385,064

AFS financial assets:
Debt securities
Korean treasury and government agencies		9,991		—		—		9,991
Corporates		—		600,429		—		600,429
Financial institutions		—		69,540		—		69,540

Subtotal		9,991		669,969		—		679,960

Equity securities		3,330		—		107,866		111,196
Beneficiary certificates		—		28,979		97,761		126,740

Subtotal		13,321		698,948		205,627		917,896

Total	￦	20,579	￦	1,076,754	￦	205,627	￦	1,302,960

Financial liabilities:
Financial liabilities at trading securities:
Securities in short position	￦	—	￦	630	￦	—	￦	630
Derivatives instruments liabilities :
Currency derivatives		—		406		—		406
Interest rate derivatives		—				—		—
Equity derivatives		—		349		—		349

Subtotal		—		1,385		—		1,385

Derivatives instruments liabilities (hedge)		—		22,196		—		22,196

Total	￦	—	￦	23,581	￦	—	￦	23,581

(*1)	AFS securities that were measured at cost due to the unobservability of actively quoted price were 12,702 million won as of December 31, 2012. These equity instruments are mainly unmarketable or unquoted equity instruments, which were invested to SPE such as asset securitization specialty.

	December 31, 2011
	Level 1		Level 2		Level 3		Total
Financial assets:
Financial assets at FVTPL
Financial assets held for trading:
Debt securities:
Korean treasury and government agencies
Financial institutions	￦	—	￦	7,500	￦	—	￦	7,500
Derivatives instruments assets
Currency derivatives		—		309		—		309
Equity derivatives		—		821		—		821

Subtotal		—		8,630		—		8,630

Designated financial assets at FVTPL
Securitization Securities		—		360,442		—		360,442

Subtotal		—		369,072		—		369,072

AFS financial assets:
Debt securities
Korean treasury and government agencies		50,270		11,985		—		62,255
Corporates		—		400,054		—		400,054
Financial institutions		—		408,871		—		408,871

Subtotal		50,270		820,910		—		871,180

Equity securities		3,130		—		103,550		106,680
Beneficiary certificates		—		105,326		23,410-		128,736

Subtotal		53,400		926,236		126,960		1,106,596

Total	￦	53,400	￦	1,295,308	￦	126,960	￦	1,475,668

Financial liabilities:
Financial liabilities at trading securities:
Derivatives instruments liabilities:
Currency derivatives	￦	—	￦	51	￦	—	￦	51
Interest rate derivatives		—		121		—		121
Equity derivatives		—		821		—		821

Subtotal		—		993		—		993

Derivatives instruments liabilities (hedge)				21,729				21,729

Total	￦	—	￦	22,722	￦	—	￦	22,722

Financial assets and liabilities at FVTPL, AFS financial assets, held-for-trading financial assets and liabilities and derivative assets and liabilities are recognized at fair value. Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s-length transaction.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group establishes the fair value using valuation techniques. Fair value measurement methods for each type of financial instruments are as follows:

Fair value measurement technique
Financial assets and liabilities at FVTPL	Financial assets and liabilities at FVTPL are measured at fair value using a price quoted by a third party, such as a pricing service or broker or using valuation techniques.

Derivative assets and liabilities	Derivatives are measured at fair value using a quoted market price in an active market. If a quoted market price is not available, they are measured at fair value using valuation techniques.

Loans and receivables	Loans and receivables are measured by discounting expected future cash flows at a market interest rate of other loans with similar condition.

HTM financial assets	HTM financial assets are measured by using a price quoted by a third party, such as a pricing service or broker.

Deposits due to customers and borrowings

Deposits due to customers and borrowings are measured at fair value using discounting expected future cash flows at the interest rate of bond issued by the Bank. However, if the carrying value is not significantly different from the fair value, it assumes that the carrying value is equal to the fair value.

Debentures

The fair value of issued bond shall be measured at the present value of cash flows using the swap interest rates. For some financial instruments, the fair value estimated by specialists, the third party, can be used.

The fair values of each financial instruments above are described at Note 11 (4).

(2)	Changes in financial assets and liabilities classified into Level 3 are as follows (unit: Korean won in millions):

	For the year ended December 31, 2012
	January 1, 2012		Profit or loss		Other comprehensive income		Purchase/ issuance		Settlement		Transfer to or from Level 3		December 31, 2012
Financial assets:
AFS financial assets:
Debt securities:
Corporates	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—
Equity securities		103,549		(1,179)		5,895		5,766		(6,130)		(35)		107,866
Beneficiary certificates		23,410		(3,359)		(14,412)		13,356		(1,932)		80,698		97,761

Total	￦	126,959	￦	(4,538)	￦	(8,517)	￦	19,122	￦	(8,062)	￦	80,663	￦	205,627

					For the year ended December 31, 2011
	January 1, 2011		Profit or loss		Other comprehensive income		Purchase/ issuance		Settlement		Transfer to or from Level 3		December 31, 2011
Financial assets:
AFS financial assets:
Debt securities:
Corporates	￦	1,563	￦	—	￦	—	￦	—	￦	(1,563)	￦	—	￦	—
Equity securities		102,524		(10,808)		11,653		16,462		(16,282)		—		103,549
Beneficiary certificates		28,112		(1,936)		2,160		—		(4,926)		—		23,410

Total	￦	132,199	￦	(12,744)	￦	13,813	￦	16,462	￦	(22,771)	￦	—	￦	126,959

(3)	The following table shows the sensitivity of Level 3 fair values to reasonably possible alternative assumptions.

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which result from varying the assumptions individually. There are two types of Level 3 financial instruments which should be done through sensitivity analysis. Some instruments, such as equity derivatives and interest rate derivatives, that fair value changes are recognized as current income. Others, such as equity securities, debt securities, and beneficiary certificates that fair value changes are recognized as other comprehensive income.

The following table shows the sensitivity analysis to disclose the effect of reasonably possible alternative assumptions on the fair value of a Level 3 financial instruments for the year ended December 31, 2012 (unit: Korean won in millions):

	For the year ended December 31, 2012
	Net income (loss)				Other comprehensive income (loss)
	Favorable		Unfavorable		Favorable		Unfavorable

AFS Financial Assets	￦	—	￦	—	￦	—	￦	—
Equity securities (*1)		—		—		22,405		(7,535)

Total	￦	—	￦	—	￦	22,405	￦	(7,535)

(*1)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0%–1%) and discount rate (-1%–1%) or liquidation value (-1%–1%) and discount rate (-1%–1%). The growth rate, discount rate and liquidation value are major unobservable variables.

(4)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (unit: Korean won in millions):

	December 31, 2012
	Fair value		Carrying amount
HTM financial assets:
Korean treasury and government agencies	￦	1,509,403	￦	1,454,272
Financial institutions		135,326		128,227
Corporates		707,870		688,921

Subtotal		2,352,599		2,271,420

Loans and receivables:
Deposits		1,035,617		1,034,748
Loans		13,043,223		12,882,802
Other loans and receivables		471,453		467,591

Subtotal		14,550,293		14,385,141

Deposits due to customers		13,056,903		13,039,697
Borrowings		2,619,954		2,599,955
Debentures		943,837		896,109
Other financial liabilities		687,858		687,822

	December 31, 2011
	Fair value		Carrying amount
HTM financial assets:
Korean treasury and government agencies	￦	1,602,083	￦	1,480,751
Financial institutions		206,784		198,308
Corporates		826,626		801,643

Subtotal		2,635,493		2,480,702

Loans and receivables:
Deposits		990,501		988,877
Loans		12,053,665		11,992,034
Other loans and receivables		439,684		434,884

Subtotal		13,483,850		13,415,795

Deposits due to customers		12,291,473		12,275,807
Borrowings		3,013,657		2,989,943
Debentures		891,388		851,149
Other financial liabilities		562,780		562,732

12.	INVESTMENT PROPERTIES:

(1)	Investment properties are as follows (unit: Korean won in millions):

	December 31, 2012
	Land		Building		Total
Acquisition cost	￦	19,844	￦	29,175	￦	49,019
Accumulated depreciation		—		(2,445)		(2,445)

Net carrying value	￦	19,844	￦	26,730	￦	46,574

	December 31, 2011
	Land		Building		Total
Acquisition cost	￦	20,527	￦	29,917	￦	50,444
Accumulated depreciation		—		(1,709)		(1,709)

Net carrying value	￦	20,527	￦	28,208	￦	48,735

(2)	Changes in investment properties are as follows (unit: Korean won in millions):

	December 31, 2012
	Land		Building		Total
Beginning balance of net carrying amount	￦	20,527	￦	28,208	￦	48,735

Acquisition and capital expenditure		—		651		651
Depreciation		—		(852)		(852)
Transfer to properties for business use		(683)		(1,277)		(1,960)

Ending balance of net carrying value	￦	19,844	￦	26,730	￦	46,574

	December 31, 2011
	Land		Building		Total
Beginning balance of net carrying amount	￦	20,149	￦	26,842	￦	46,991
Depreciation		—		(860)		(860)
Transfer to properties for business use		378		2,226		2,604

Ending balance of net carrying value	￦	20,527	￦	28,208	￦	48,735

(3)	Fair value of investment properties as of December 31, 2012, are as follows (unit: Korean won in millions):

Classification	The latest revaluation date	Land		Building		Total
Kwangju Dong-gu Daein-dong 7-12 and other	January 1, 2010	￦	22,518	￦	33,129	￦	55,647

The fair value of investment properties is determined by the assessment performed by Jung-Ang Appraisal Corporate, the independent appraiser who has proper qualification and experience. In addition, the above-appraised value includes the amount of portion used for business by the Group.

(4)	Revenue earned from investment properties is 1,764 million won and 1,751 million won as of December 31, 2012 and 2011, respectively. Rental fees earned from investment properties are 1,190 million won and 1,199 million won as of December 31, 2012 and 2011, respectively.

13.	PREMISES AND EQUIPMENT:

(1)	Details of premises and equipment are as follows (unit: Korean won in millions):

	December 31, 2012
	Land		Building		Properties for business use		Structures in leased office		Total
Acquisition cost	￦	53,608	￦	72,128	￦	49,187	￦	18,973	￦	193,896
Accumulated depreciation		—		(6,391)		(38,686)		(14,986)		(60,063)

Net carrying value	￦	53,608	￦	65,737	￦	10,501	￦	3,987	￦	133,833

	December 31, 2011
	Land		Building		Properties for business use		Structures in leased office		Total
Acquisition cost	￦	52,894	￦	68,812	￦	45,074	￦	16,886	￦	183,666
Accumulated depreciation		—		(4,123)		(37,440)		(13,760)		(55,323)

Net carrying value	￦	52,894	￦	64,689	￦	7,634	￦	3,126	￦	128,343

(2)	Details of changes in premises and equipment are as follows (unit: Korean won in millions):

	For the year ended December 31, 2012
	Land		Building		Properties for business use		Structures in leased office		Total
Beginning balance	￦	52,894	￦	64,689	￦	7,634	￦	3,126	￦	128,343
Acquisition and capital expenditure		55		2,265		6,065		2,105		10,490
Disposition		(24)		(323)		(103)		(3)		(453)
Depreciation		—		(2,171)		(3,095)		(1,241)		(6,507)
Others(*1)		683		1,277		—		—		1,960

Ending balance	￦	53,608	￦	65,737	￦	10,501	￦	3,987	￦	133,833

	For the year ended December 31, 2011
	Land		Building		Properties for business use		Structures in leased office		Total
Beginning balance	￦	53,336	￦	67,883	￦	8,911	￦	2,665	￦	132,795
Acquisition and capital expenditure		—		1,334		2,937		1,607		5,878
Disposition		(64)		(224)		(1,134)		(10)		(1,432)
Depreciation		—		(2,078)		(3,080)		(1,136)		(6,294)
Others(*1)		(378)		(2,226)		—		—		(2,604)

Ending balance	￦	52,894	￦	64,689	￦	7,634	￦	3,126	￦	128,343

(*1)	Others are changes in classification of real estates between investment properties and premises and equipment due to change in ratio between investment areas and premises and equipment for the real estates.

14.	INTANGIBLE ASSETS:

(1)	Details of intangible assets are as follows (unit: Korean won in millions):

	December 31, 2012
	Others		Membership deposit		Total
Acquisition cost	￦	13,922	￦	6,595	￦	20,517
Accumulated amortization		(11,231)		—		(11,231)
Accumulated impairment losses		—		(556)		(556)

Net carrying value	￦	2,691	￦	6,039	￦	8,730

	December 31, 2011
	Others		Membership deposit		Total
Acquisition cost	￦	10,629	￦	6,683	￦	17,312
Accumulated amortization		(7,083)		—		(7,083)

Net carrying value	￦	3,546	￦	6,683	￦	10,229

(2)	Details of changes in intangible assets are as follows (unit: Korean won in millions):

	For the year ended December 31, 2012
	Others		Membership deposit		Total
Beginning balance	￦	3,545	￦	6,683	￦	10,228
Acquisition		3,294		279		3,573
Disposition		—		(367)		(367)
Amortization		(4,148)		—		(4,148)
Impairment loss		—		(556)		(556)

Ending balance	￦	2,691	￦	6,039	￦	8,730

	For the year ended December 31, 2011
	Others		Membership deposit		Total
Beginning balance	￦	5,527	￦	6,683	￦	12,210
Acquisition		1,550		—		1,550
Amortization		(3,531)		—		(3,531)

Ending balance	￦	3,546	￦	6,683	￦	10,229

15.	OTHER ASSETS:

Details of other assets are as follows (unit: Korean won in millions):

	December 31, 2012		December 31, 2011

Prepaid expenses	￦	11,165	￦	15,878
Others:		913		44,473

Total	￦	12,078	￦	60,351

16.	ASSETS SUBJECTED TO LIEN AND ASSETS ACQUIRED THROUGH A FORECLOSURE:

(1)	Details of assets subjected to lien are as follows (unit: Korean won in millions):

	December 31, 2012
Due from bank	Collateral given to	Amount		Reason for collateral

Financial securities	The Bank of Korea	￦	317,450	Settlement risk and others
	Securities finance		67,160	Collateral repurchase agreement and others(*1)
	Nomura Securities		97,394	Collateral repurchase agreement and others(*1)
	Korea securities depository		384,852	Collateral repurchase agreement
	Mizuho bank		80,674	Foreign currencies Long-term borrowings
	Corporate bank		140,310	Foreign currencies Long-term borrowings
	Bank of communication		67,079	Foreign currencies Long-term borrowings
	Sumitomo bank Ltd.		18,972	Foreign currencies Long-term borrowings
	Ubaf bank		—	Foreign currencies Long-term borrowings
	CA-CIB		24,116	Collateral for borrowings
	Woori bank		1,500	Loans
	ING bank		—	Collateral for borrowings

	Total	￦	1,199,507

	December 31, 2011
Due from bank	Collateral given to	Amount		Reason for collateral

Financial securities	The Bank of Korea	￦	254,871	Settlement risk and others
	Securities finance		68,777	Collateral repurchase agreement(*1)
	Nomura Securities		27,363	Collateral repurchase agreement(*1)
	Korea securities depository		496,068	Collateral repurchase agreement and others
	Mizuho bank		93,756	Foreign currencies Long-term borrowings
	Corporate bank		120,593	Foreign currencies Long-term borrowings
	Bank of communication		—	Foreign currencies Long-term borrowings
	Sumitomo bank Ltd.		—	Foreign currencies Long-term borrowings
	Ubaf bank		33,356	Foreign currencies Long-term borrowings
	CA-CIB		22,801	Collateral for borrowings
	Woori bank		—	Loans
	ING bank		2,735	Collateral for borrowings

	Total	￦	1,120,320

(*1)	The transferee can dispose and refurnish the securities.

(2)	As of December 31, 2012 and 2011, there is no asset acquired through a foreclosure.

17.	FINANCIAL LIABILITIES AT FVTPL:

(1)	Financial liabilities at FVTPL are as follows (unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Financial liabilities held for trading
Borrowings:
Securities in short position	￦	630	￦	—
Derivative liabilities:
Interest rate derivatives		—		121
Currency derivatives		406		51
Stock derivatives		349		821
Credit derivatives		—		—

Total	￦	1,385	￦	993

18.	DEPOSITS DUE TO CUSTOMERS (“DEPOSITS”):

(1)	Details of deposits sorted by interest type are as follows (unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Deposits in local currency:
Interest bearing	￦	1,400,744	￦	1,267,480
Non-interest bearing		228,011		249,437
Mutual installment		482		508
Money trust		3		4
Deposits at termination		10,768,680		9,987,420

Subtotal		12,397,920		11,504,849

Certificate of deposits		605,576		765,011
Deposits in foreign currencies:
Interest bearing		45,678		20,263
Non-interest bearing		376		1,158
Present value discount		(9,853)		(15,474)

Total	￦	13,039,697	￦	12,275,807

(2)	Details of deposits sorted by customers are as follows (unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Individuals	￦	5,362,744	￦	5,063,305
Non-profit corporation		877,376		853,517
Educational organization		563,403		623,720
Government		1,912,994		1,761,606
Government agencies		471,556		457,779
Banks		1,576,568		1,539,422
Other financial institution		457,622		469,690
Foreign corporation		6,135		4,504
Corporation		1,256,325		1,113,492
Other		564,827		404,246
Present value discount		(9,853)		(15,474)

Total	￦	13,039,697	￦	12,275,807

19.	BORROWINGS AND DEBENTURES:

(1)	Details of borrowings are as follows (unit: Korean won in millions):

	December 31, 2012
	Lender	Average Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the Bank of Korea	The Bank of Korea	1.5	￦	114,249
Borrowing from government funds	Ministry of Strategy and Finance	2.52		77,723
Others	Kwangju city and other	2.37–3.76		1,096,504

Subtotal				1,288,476

Borrowings in foreign currencies	IBK bank	2.00–2.34		796,360
Call-money in foreign currencies	Other	0.86		21,422
Bonds sold under repurchase agreements	Other			480,776
Bills sold	Other			12,925
Present value discount				(4)

Total			￦	2,599,955

	December 31, 2011
	Lender	Average interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the Bank of Korea	The Bank of Korea	1.46	￦	135,745
Borrowing from government funds	Ministry of Strategy and Finance	3.12		79,078
Others	Kwangju city and other	2.27–3.65		1,095,271

Subtotal				1,310,094

Borrowings in foreign currencies	Export-Import Bank of Korea and other	1.53		1,095,888
Call-money in foreign currencies	Other	0.15		5,767
Bonds sold under repurchase agreements	Other			528,698
Bills sold	Other			49,501
Present value discount				(5)

Total			￦	2,989,943

(2)	Details of debentures are as follows (unit: Korean won in millions):

	December 31, 2012			December 31, 2011
	Interest rate (%)	Amount		Interest rate (%)	Amount
Par value of bond:
Subordinated bonds	3.5–8.87	￦	889,909	4.51–8.87	￦	843,174
Other	3.04–10.95		6,493	5.1–11.7		8,172
Discount on bonds			(293)			(197)

Total		￦	896,109		￦	851,149

(3)	Details of other monetary organizations’ borrowings are as follows (unit: Korean won in millions):

	December 31, 2012
	The Bank of Korea		General bank		Others		Total
Call-money	￦	—	￦	21,422	￦	—	￦	21,422
Bonds sold under repurchase agreements		—		—		174,353		174,353
Borrowings in local currency		114,249		5,287		286,492		406,028
Borrowings in foreign currencies		—		681,341		—		681,341

Total	￦	114,249	￦	708,050	￦	460,845	￦	1,283,144

	December 31, 2011
	The Bank of Korea		General bank		Others		Total
Call-money	￦	—	￦	5,767	￦	—	￦	5,767
Bonds sold under repurchase agreements		—		—		528,698		528,698
Borrowings in local currency		135,745		6,056		1,168,293		1,310,094
Borrowings in foreign currencies		—		913,229		182,659		1,095,888

Total	￦	135,745	￦	925,052	￦	1,879,650	￦	2,940,477

20.	RETIREMENT BENEFIT OBLIGATION:

(1)	Details of retirement benefit obligation are as follows (unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Projected retirement benefit obligation	￦	38,053	￦	26,921
Fair value of plan assets		(32,248)		(22,844)

Liability recognized	￦	5,805	￦	4,077

(2)	Details of changes in carrying value of retirement benefit obligation are as follows (unit: Korean won in millions):

	For the years ended December 31
	2012		2011
Beginning balance	￦	26,921	￦	17,208
Current service cost		9,758		8,902
Interest cost		1,228		868
Actuarial loss (gain)		735		1,255
Retirement benefit paid		(589)		(1,312)

Ending balance	￦	38,053	￦	26,921

(3)	Changes in plan assets are as follows (unit: Korean won in millions):

	For the years ended December 31
	2012		2011
Beginning balance	￦	(22,844)	￦	(14,958)
Expected return on plan assets		(880)		(555)
Actuarial loss		(66)		(133)
Employer’s contributions		(9,000)		(8,000)
Retirement benefit paid		542		802

Ending balance	￦	(32,248)	￦	(22,844)

(4)	Details of post-employee benefits recognized in net income are as follows (unit: Korean won in millions):

	For the years ended December. 31
	2012		2011
Service cost	￦	9,758	￦	8,902
Interest cost		1,228		868
Expected return of plan assets		(880)		(555)
Actuarial losses (gains)		669		1,122

Total	￦	10,775	￦	10,337

(5)	Actuarial assumption used in retirement benefit obligation assessment is as follows (unit: Korean won in millions):

	December 31, 2012	December 31, 2011
Discount rate(*1)	3.81%	4.68%
Inflation rate	1.90%–3.20%	2.40%–3.20%
Expected rate of return on plan assets	3.81%	3.95%
Future wage growth rate	5.29%	5.77%
Mortality ratio	Issued by Korea Insurance Development

(*1)	In order to calculate the present value of the defined benefit obligation, the Group has determined its discount rate referenced to market rate of return of high-grade corporate bonds that is consistent with defined benefit obligation’s currency and the expected payment period.

(6)	Details of plan assets are as follows (unit: Korean won in millions):

	December 31, 2012		Ratio (%)	December 31, 2011		Ratio (%)
Other assets (time deposits)	￦	32,248	100	￦	22,844	100

(7)	The realized returns on plan assets for the years ended December 31, 2012 and 2011, are ￦946 million and ￦688 million, respectively.

21.	PROVISIONS:

(1)	Details of provisions are as follows (unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Provisions for guarantees (*1)	￦	10,162	￦	10,414
Provisions for unused commitments		7,015		6,533
Provision for credit card point		146		71
Other provision		1,103		61,192
Asset retirement obligation		2,062		1,854

Total	￦	20,488	￦	80,064

(*1)	Provision for guarantee provision includes provision for financial guarantee of ￦8,499 million and ￦9,559 million as of December 31, 2012 and 2011, respectively.

(2)	Changes in provision except asset retirement obligation and retirement benefit obligation are as follows (unit: Korean won in millions):

	For the year ended December 31, 2012
	Provision for guarantees		Provision for unused commitments		Points provision		Other provision		Total
Beginning balance	￦	10,414	￦	6,533	￦	71	￦	61,192	￦	78,210
Provisions provided		867		482		75		619		2,043
Provisions used and others		—		—		—		—		—
Reversal of unused amount		(374)		—		—		(17,693)		(18,067)
Other changes		(745)		—		—		(43,015)		(43,760)

Ending balance	￦	10,162	￦	7,015	￦	146	￦	1,103	￦	18,426

	For the year ended December 31, 2011
	Provision for guarantees		Provision for unused commitments		Points provision		Other provision		Total
Beginning balance	￦	19,841	￦	7,271	￦	83	￦	63,257	￦	90,452
Provisions provided		55		—		—		2,960		3,015
Provisions used and others		—		—		—		—		—
Reversal of unused amount		(11,246)		(738)		(12)		—		(11,996)
Other changes		1,764		—		—		(5,025)		(3,261)

Ending balance	￦	10,414	￦	6,533	￦	71	￦	61,192	￦	78,210

(3)	Changes in asset retirement obligation are as follows (unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Beginning balance	￦	1,854	￦	1,730
Provisions provided		157		113
Other changes(*1)		(27)		(61)
Amortization		78		72

Ending balance	￦	2,062	￦	1,854

(*1)	Other changes are an actual cost of restoration not occurred regarding termination of the contract.

22.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES:

Other financial liabilities and other liabilities are as follows (unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Other financial liabilities:
Accounts payable	￦	146,406	￦	103,432
Accrued expenses		241,932		224,030
Other		80,632		64,761
Discount for other		(146)		(310)
Borrowing from thrust accounts		32,811		38,026
Deposits received		11,524		13,359
Agency business revenue		60,430		37,790
Domestic exchanges payable		928		600
Foreign exchanges remittances		85,837		56,734
Others on credit cards		1,547		1,396
Other financial miscellaneous liabilities		25,921		22,914

Subtotal		687,822		562,732

Other liabilities:
Other miscellaneous liabilities		14,810		18,701

Subtotal		14,810		18,701

Total	￦	706,232	￦	581,433

23.	DERIVATIVES:

(1)	Derivative assets and derivative liabilities are as follows (unit: Korean won in millions):

	December 31, 2012
	Assets						Liabilities
	For fair value hedge		Cash flow hedge		For trading		For fair value hedge		Cash flow hedge		For trading
Interest rate:
Swaps	￦	—	￦	—	￦	—	￦	—	￦	22,196	￦	—
Currency:
Forwards		—		—		1,674						406
Equity:
Long options		—		—		350
Short options		—		—								349

Total	￦	—	￦	—	￦	2,024	￦	—	￦	22,196	￦	755

	December 31, 2011
	Assets						Liabilities
	For fair value hedge		Cash flow hedge		For trading		For fair value hedge		Cash flow hedge		For trading
Interest rate:
Swaps	￦	—	￦	—	￦	—	￦	—	￦	21,729	￦	121
Currency:
Forwards						309						51
Equity:
Long options						821
Short options												821

Total	￦	—	￦	—	￦	1,130	￦	—	￦	21,729	￦	993

The disclosure above includes all derivatives regardless of the financial instrument categories. Derivatives held for trading purpose are classified into financial assets or liabilities at FVTPL (see Notes 7 and 17) and derivatives for hedging are stated as a separate line item in the consolidated statements of financial position.

24.	CAPITAL STOCK, HYBRID SECURITIES AND OTHER PAID-IN CAPITAL:

(1)	Capital stock, hybrid securities and other paid-in capital are as follows :

	December 31, 2012		December 31, 2011
Authorized shares of capital stock		4,000,000,000 shares		4,000,000,000 shares
Par value	￦	5,000	￦	5,000
Issued shares of common stock		49,413,851 shares		49,413,851 shares
Common stock	￦	247,069,255,000	￦	247,069,255,000

(2)	Hybrid securities classified as equity are as follows (unit: Korean won in millions):

	Issue date	Maturity	Interest Rates(%)	December 31, 2012		December 31, 2011
Local currency	2009. 3. 31.	2039. 3. 31.	Base rates+1.5%	￦	86,998	￦	86,998

The Group can exercise the right to early repayment after five years after issuing hybrid securities, and at the date of maturity, the contractual agreements allow the Group to indefinitely extend the maturity date with the same contractual terms. In addition, the Group decides not to pay the dividends of common share at general shareholder’s meeting, the Group may not pay interest on the hybrid securities.

(3)	Details of other paid-in capital are as follows (unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Capital in excess of par value	￦	60,378	￦	60,378
Other capital surplus		24,173		24,173

Total	￦	84,551	￦	84,551

25.	OTHER CAPITAL COMPONENTS:

Changes in other capital components are as follows (unit: Korean won in millions):

	For the year ended December 31, 2012
	Beginning balance		Others		Reclassification		Income tax effect		Ending balance
Gain (loss) on valuation of AFS securities	￦	17,480	￦	(2,093)	￦	—	￦	507	￦	15,894
Gain (loss) on valuation of HTM securities		(33)		44		—		(11)		—
Gain(loss) on valuation of cash flow hedges		(4,217)		(1,443)		—		349		(5,311)

Total	￦	13,230	￦	(3,492)	￦	—	￦	845	￦	10,583

	For the year ended December 31, 2011
	Beginning balance		Others		Reclassification		Income tax effect		Ending balance
Gain (loss) on valuation of AFS securities	￦	17,159	￦	1,019	￦	—	￦	(698)	￦	17,480
Gain (loss) on valuation of HTM securities		(122)		113		—		(24)		(33)
Gain (loss) on valuation of cash flow hedges		—		(5,563)		—		1,346		(4,217)

Total	￦	17,037	￦	(4,431)	￦	—	￦	624	￦	13,230

26.	RETAINED EARNINGS:

(1)	Changes in retained earnings are as follows (unit: Korean won in millions):

		December 31, 2012		December 31, 2011
Legal reserve	Legal reserve(*1)	￦	106,400	￦	93,000
	Business rationalization reserve(*2)		700		700

	Subtotal		107,100		93,700

Voluntary reserve	Additional reserve(*3)		68,000		68,000
	Regulatory reserve for credit loss(*4)		53,126		—
	revaluation reserve(*5)		3,719		3,719
	Other voluntary reserve		540,100		515,381

	Subtotal		664,945		587,100

Retained earnings before appropriation			114,980		119,825

Total		￦	887,025	￦	800,625

(*1)	In accordance with the Act of Banking Law, legal reserve is appropriated at least one-tenth of the earnings after tax on every dividend declaration, not exceeding the paid-in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.
(*2)	Pursuant to the Tax Exemption and Reduction Control Law, the Bank was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.

(*3)	In accordance with the Tax Reduction and Exemption Control Act, the Bank reserves tax reserves (reserve when taxable deduction under reporting adjustment during calculating income tax) when the Bank disposes of retain earning. However, this reserve cannot allocate the amount of purchase return under related tax law.
(*4)	In accordance with Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit loss under K-IFRS for the accounting purpose are lower than provisions under RSBB, the Bank discloses such shortfall amount as regulatory reserve for credit loss.
(*5)	Revaluation reserve is the amount of limited dividends set by the board of directors to be recognized as complementary capital when the gain or loss occurs in the property revaluation by adopting K-IFRS.

(2)	The changes in retained earnings as of December 31, 2012 and 2011, are as follows(unit: Korean won in millions):

	For the years ended December 31.
	2012		2011
Beginning balance	￦	785,021	￦	691,747
Net income		136,359		136,328
Dividend(*1)		(34,355)		(43,054)

Ending balance	￦	887,025	￦	785,021

(*1)	Dividends of December 31, 2012 and 2011, include dividends of hybrid equity securities of ￦6,142 million and ￦6,142 million, respectively.

(3)	Dividends

1)	Details of dividends are as follows:

	For the years ended December 31.
	2012		2011
Dividends per share	￦	403	￦	571
(dividend rate)		(8.05)%		(11.42)%
Share outstanding		49,413,851		49,413,851
Total dividend (million)	￦	19,892	￦	28,213

2)	Details of propensity to dividend are as follows (unit: Korean won in millions):

	For the years ended December 31.
	2012		2011
Total dividend	￦	19,892	￦	28,213
Net income		136,328		136,328
Payout ratio		14.59%		20.69%

27.	REGULATORY RESERVE FOR CREDIT LOSS:

In accordance with Article of the RSBB, if the estimated provisions for credit loss under K-IFRS for the accounting purpose are lower than those in accordance with the provisions under RSBB, the Group shall disclose the difference as the planned regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Beginning	￦	53,126	￦	—
Amount estimated to be appropriated (*1)		35,983		53,126

Ending	￦	89,109	￦	53,126

(2)	Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (unit: Korean won in millions, except for EPS data):

	For the year ended December 31, 2012		For the year ended December 31, 2011
Net income	￦	136,359	￦	136,328
Planned reversal of reserve		(35,983)		(53,126)
Adjusted net income after the planned reserves provided (*1)		100,376		83,202
Adjusted EPS after the planned reserves provided (*1)		1,907		1,559

(*1)	Adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are not in accordance with K-IFRS and calculated on the assumption that provision of regulatory reserve for credit loss before income tax is adjusted to the profit.

28.	NET INTEREST INCOME (NII):

(1)	Interest income recognized are as follows (unit: Korean won in millions):

	For the years ended December 31
	2012		2011
Financial asset at FVTPL:
Securities in local currency	￦	698	￦	278

Subtotal		698		278

AFS financial assets:
Interest of securities in local currency:
Interest of government bonds		1,560		2,543
Interest of finance debentures		7,133		16,753
Interest of debentures		21,771		19,144
Interest of beneficiary certificate		—		140
Interest on securities in foreign currencies		101		105

Subtotal		30,565		38,685

HTM financial assets:
Interest of securities in local currency:
Interest of government bonds		46,613		45,753
Interest of finance debentures		10,290		11,521
Interest of municipal bonds		27,376		20,468
Interest of debentures		37,628		43,039

Subtotal		121,907		120,781

	For the years ended December 31
	2012		2011
Loans and receivables:
Interest on due from banks:
Interest on due from banks in local currency	￦	27,594	￦	30,137
Interest on due from banks in foreign currencies		11		33
Interest of loans:
Interest on loans in local currency		709,057		664,615
Interest on loans in foreign currencies		27,949		28,278
Interest on domestic usance bills		—		10
Interest on interbank loans		—		82
Interest on call loans		1,569		1,855
Interest on bills bought		21		48
Interest on foreign currencies		5,296		6,187
Interest on payment for acceptances and guarantees		15		6
Interest on bonds sold under repurchase agreements		2,920		3,021
Interest on privately placed bonds		921		1,904
Interest on credit card receivables		47,260		48,027
Interest of other assets		—		2,682

Subtotal		795,008		756,715

Other assets		3,860		3,229

Total	￦	979,643	￦	949,858

Interest income accrued from impaired loan is ￦8,188 million and ￦8,236 million for the years ended December 31, 2012 and 2011, respectively.

(2)	Interest expense recognized are as follows (unit: Korean won in millions):

	For the years ended December 31
	2012		2011
Interest of deposits:
Interest on demand deposits in local currency	￦	3,115	￦	2,724
Interest on deposits in foreign currencies		202		42
Interest on saving deposits in local currency		322,816		273,345
Interest on mutual installment		12		24
Interest on certificate of deposits		29,663		40,838

Subtotal		355,808		316,973

Interest of borrowings:
Interest on borrowings in local currency		25,861		24,276
Interest on borrowings in foreign currencies		17,043		15,426
Interest on call money		299		1,489
Interest on bills sold		1,342		1,760
Interest on bonds sold under repurchase agreements		20,088		24,021
Interest on securitization borrowings		14,191		14,081

Subtotal		78,824		81,053

Interest of debentures:
Interest on debentures in local currency		49,908		49,522
Interest on debentures in foreign currencies		—		—
Interest on securitization debentures		832		722

Subtotal		50,740		50,244

Others		1,337		1,117

Total	￦	486,709	￦	449,387

29.	NET COMISSION FEE INCOME:

(1)	Details of fees and commissions income occurred are as follows (unit: Korean won in millions):

	For the years ended December 31
	2012		2011
Commission received:
Commission received in local currency	￦	37,486	￦	37,432
Commission received in foreign currencies		3,370		3,738
Commission fees		4,151		3,721
Commission received on project financing		4,507		2,283

Subtotal		49,514		47,174

Commission received on credit card:
Credit card in local currency		1,936		1,671
Other commission received		498		340
Commission received on trust business		1,435		1,195

Total	￦	53,383	￦	50,380

(2)	Details of fees and commissions expense occurred are as follows (unit: Korean won in millions):

	For the years ended December 31
	2012		2011
Commission expenses:
Commission expenses in local currency	￦	12,107	￦	6,978
Commission expenses in foreign currencies		748		920

Subtotal		12,855		7,898

Commission expenses on credit card:
Credit card in local currency		20,075		19,346
Commission expenses of using brand		1,168		1,049

Total	￦	34,098	￦	28,293

30.	DIVIDEND INCOME:

Details of dividend income recognized are as follows (unit: Korean won in millions):

	For the years ended December 31
	2012		2011
AFS financial assets:
Dividend in local currency	￦	24,130	￦	28,268
Dividend in foreign currencies		—		6

Total	￦	24,130	￦	28,274

31.	GAINS AND LOSSES RELATED TO FINANCIAL ASSETS AT FVTPL:

(1)	Details of gains and losses on financial assets at FVTPL recognized are as follows (unit: Korean won in millions):

	For the years ended December 31
	2012		2011
Gains and losses on financial assets held for trading	￦	4,630	￦	(10,463)
Gain and losses on designated financial instruments at FVTPL		28,467		13,723

Total	￦	33,097	￦	3,260

(2)	Details of gains and losses on financial assets held for trading are as follows (unit: Korean won in millions):

	For the year ended December 31, 2012		For the year ended December 31, 2011
Gain (loss) on securities:
Gain (loss) on transaction of securities in local currency	￦	93	￦	(337)
Gain (loss) on valuation of securities in local currency		49		(1)

Subtotal		142		(338)

Gain (loss) on derivatives:
Gain (loss) on transaction of derivatives:
Gain (loss) on interest rates derivatives		(2)		(2,432)
Gain (loss) on currencies derivatives		3,303		(8,328)
Gain (loss) on equity derivatives		7		15
Gain (loss) on other derivatives		(88)		—

Subtotal		3,220		(10,745)

Gain (loss) on valuation of derivatives:
Gain (loss) on interest rates derivatives		—		362
Gain (loss) on currencies derivatives		1,268		258

Subtotal		1,268		620

Total	￦	4,630	￦	(10,463)

(3)	Gains and losses on designated financial assets at FVTPL for the years ended December 31, 2012 and 2011, are as follows (unit: Korean won in millions):

	For the years ended December 31
	2012		2011
Gain on valuation of securitization securities	￦	28,467	￦	13,723

32.	GAINS AND LOSSES ON AFS FINANCIAL ASSETS:

Details of gains and losses on AFS financial assets recognized are as follows (unit: Korean won in millions):

	For the years ended December 31
	2012		2011
Gain on transaction of securities:
Gain on transaction of securities in local currency	￦	9,756	￦	10,967
Gain on transaction of securities in foreign currencies		—		770

Subtotal		9,756		11,737

Impairment loss on securities :
Securities in local currency		(11,525)		(15,229)

Total	￦	(1,769)	￦	(3,492)

33.	IMPAIRMENT LOSSES FOR LOANS, OTHER RECEIVABLES, GUARANTEES AND UNUSED COMMITMENTS:

Impairment losses for loans, other receivables, guarantees and unused commitments are as follows (unit: Korean won in millions):

	For the year ended December 31, 2012		For the year ended December 31, 2011
Loans:
Bad debt expenses	￦	(95,053)	￦	(101,904)
Reversal of provision for loan losses and receivables		—		—

Subtotal		(95,053)		(101,904)

Guarantees:
Provision for guarantee		(868)		—
Reversal of provision for guarantee		374		11,302

Subtotal		(494)		11,302

Commitments:
Provision for unused commitment		(482)		—
Reversal of provision for unused commitment		—		738

Subtotal		(482)		738

Total	￦	(96,029)	￦	(89,864)

34.	OTHER OPERATING INCOME (EXPENSE):

(1)	Details of net other operating income (expenses) recognized are as follows (unit: Korean won in millions):

	For the years ended December 31
	2012		2011
Other operating income	￦	36,876	￦	37,661
Other operating expenses		324,360		315,652

Total	￦	(287,484)	￦	(277,991)

(2)	Details of other operating income recognized are as follows (unit: Korean won in millions):

	For the years ended December 31
	2012		2011
Gain on transaction of foreign exchange	￦	15,049	￦	25,450
Gain on sales of loans		1,326		4,471
Reversal of allowance for other		17,693		5,039
Others		2,808		2,701

Total	￦	36,876	￦	37,661

(3)	Details of other operating expenses recognized are as follows (unit: Korean won in millions):

	For the years ended December 31
	2012		2011
Loss on transaction of foreign exchange	￦	16,184	￦	14,256
Deposit insurance		14,542		12,991
Fund appearance cost		30,178		24,305
Loss on sales of loans		4,828		24,258
Transferred amount for other provisions		694		2,962
Other expenses		257,934		236,880

Total	￦	324,360	￦	315,652

(4)	Details of other expenses are as follows (unit: Korean won in millions):

	For the years ended December 31
	2012		2011
Short-term salaries	￦	87,688	￦	83,294
Severance benefits		10,775		10,337
Termination		3,001		5,866
Employee benefits		34,048		32,717
Reimburse		10,282		9,403
Travel		986		1,006
Operating promotion expenses		4,563		4,537
Rent		8,644		6,992
Maintenance		981		2,108
Depreciation		10,655		9,826
Advertising expenses		6,365		5,827
Taxes and public dues		8,238		7,515
Insurance		442		416
Computer related expenses		412		352
Service fees		32,780		35,624
Communications		1,358		1,276
Printings		1,042		784
Water, light and heating		1,663		1,623
Supplies		1,766		1,684
Vehicle maintenance		987		805
Others		31,258		14,888

Total	￦	257,934	￦	236,880

35.	OTHER NON-OPERATING INCOME (EXPENSE):

(1)	Details of net other non-operating income (expenses) recognized are as follows (unit: Korean won in millions):

	For the years ended December 31
	2012		2011
Other Non-operating income	￦	7,373	￦	4,396
Other operating expenses		14,406		10,782

Total	￦	(7,033)	￦	(6,386)

(2)	Details of other non-operating income recognized are as follows (unit: Korean won in millions):

	For the years ended December 31
	2012		2011
Rental fee income	￦	2,102	￦	2,089
Gain on disposal of premises and equipment		26		3
Reversal of impairment of other assets		26		61
Gain on prior-period error corrections		2		—
Others		5,217		2,243

Total	￦	7,373	￦	4,396

(3)	Details of other non-operating expenses recognized are as follows (unit: Korean won in millions):

	For the years ended December 31
	2012		2011
Depreciation of Investment properties	￦	852	￦	861
Amortization on rental deposit		338		338
Loss on disposal of Premises and equipment		292		34
Loss on disposal of Intangible assets		8		—
Impairment loss of Intangible assets		556		—
Donation		9,922		6,622
Loss on prior-period error corrections		204		22
Expense on collecting of charge-offs special bonds		745		850
Others		1,489		2,055

Total	￦	14,406	￦	10,782

36.	INCOME TAX EXPENSE:

(1)	Details of income tax expense are as follows (unit: Korean won in millions):

	For the years ended December 31
	2012		2011
Current income tax payable	￦	16,917	￦	31,523
± Change in deferred tax resulting from temporary differences		23,011		7,884
± Income tax expense reflected directly in equity		845		624
Income tax expense		40,773		40,031
Ending net deferred tax assets (liabilities) due to temporary difference		(6,712)		16,299
Beginning net deferred tax assets (liabilities) due to temporary difference		16,299		24,183
Change in deferred tax resulting from temporary differences		(23,011)		(7,884)

(2)	Income tax expense can be reconciled to net income as follows (unit: Korean won in millions):

	For the years ended December 31
	2012		2011
Net income before income tax	￦	177,132	￦	176,360
Tax calculated at statutory tax rate(*1)		38,283		42,653
Adjustments:		2,490		(2,622)
Effect on non-taxable income		(4)		(12)
Effect on non-deductible expense		729		848
Additional payments on income tax (refund)		282		287
Others		1,483		(3,745)
Income tax expense		40,773		40,031
Effective tax rate		23.0%		22.7%

(*1)	2012 tax rates: The corporate tax rate is 11% up to ￦200 million, 22% over ￦200 million to ￦20 billion and 24.2% over ￦20 billion.
2011 tax rates: The corporate tax rate is 11% up to ￦200 million and 24.2% over ￦200 million.

(3)	Changes in cumulative temporary differences for the years ended December 31, 2012 in 2011, are as follows (unit: Korean won in millions):

	For the year ended December 31, 2012
	Beginning balance		Recognized as income (loss)		Recognized as other comprehensive income (loss)		Ending balance
Impairment loss on AFS financial assets	￦	16,384	￦	2,393	￦	—	￦	18,777
Gain (loss) on valuation of financial assets held for trading		21		(158)		—		(137)
Gain (loss) on valuation of AFS financial assets		(5,581)		1,206		506		(3,869)
Equity-linked deposit interest		165		(165)		—		—
Provisions for guarantees		3,868		(224)		—		3,644
Retirement benefit obligation		5,049		2,318		—		7,367
Retirement pension provision		(5,049)		(2,318)		—		(7,367)
Other provision		16,585		(14,578)		—		2,007
Accrued expenses		1,072		742		—		1,814
Deposit on completion of extinctive prescription		3,591		1,065		—		4,656
Non-Performing Claim Resolution Fund		1,225		—		—		1,225
Securities accrued income		(17,784)		(7,887)		—		(25,671)
Book value difference of securities		(8,484)		(5,790)		—		(14,274)
Private debentures accrued income		(4)		(57)		—		(61)
Advance depreciation provision		(2,085)		—		—		(2,085)
Credit guarantee fund		(2,680)		726		—		(1,954)
AFS financial assets		448		(448)		—		—
Financial guarantee liabilities		(1,994)		276				(1,718)
Unearned revenue		1,450		129		—		1,579
Gain (loss) on deferred loans		(483)		(335)		—		(818)
Revaluation of premises and equipment		7,580		154		—		7,734
Asset retirement obligation		449		50		—		499
Lease store facilities		(58)		124				66
HTM financial assets		11		—		(11)		—
Accounts receivables		514		(514)		—		—
Gain (loss) on valuation of derivative assets		1,322		(301)		350		1,371
Deposits due from customer		(199)		146		—		(53)
Hybrid bond		376		(372)		—		4
Others		590		(38)		—		552

Net deferred tax assets (liabilities)	￦	16,299	￦	(23,856)	￦	845	￦	(6,712)

	For the year ended December 31, 2011
	Beginning balance		Recognized as income(loss)		Recognized as other comprehensive income(loss)		Ending balance
Impairment loss on AFS financial assets	￦	11,203	￦	5,181	￦	—	￦	16,384
Gain (loss) on valuation of financial assets held for trading		(55)		76		—		21
Gain (loss) on valuation of AFS financial assets		(5,259)		376		(698)		(5,581)
Equity-linked deposit interest		150		15		—		165
Provisions for guarantees		5,822		(1,954)		—		3,868
Retirement benefit obligation		2,873		2,176		—		5,049
Retirement pension provision		(2,406)		(2,643)		—		(5,049)
Allowance for bad debts		1,097		(1,097)		—		—
Other provision		15,535		1,050		—		16,585
Accrued expenses		930		142		—		1,072
Deposit on completion of extinctive prescription		2,750		841		—		3,591
Non-Performing Claim Resolution Fund		1,113		112		—		1,225
Securities Accrued income		(10,126)		(7,658)		—		(17,784)
Book value difference of securities		(3,791)		(4,693)		—		(8,484)
Private debentures Accrued income		(489)		485		—		(4)
Advance depreciation provision		(2,085)		—		—		(2,085)
Credit guarantee fund		(1,447)		(1,233)		—		(2,680)
AFS financial assets		1,166		(718)				448
Financial guarantee liabilities		(1,887)		(107)		—		(1,994)
Unearned revenue		42		1,408		—		1,450
Gain (loss) on deferred loans		210		(693)		—		(483)
Revaluation of premises and equipment		6,760		820		—		7,580
Asset retirement obligation		381		68		—		449
Lease store facilities		(49)		(9)		—		(58)
HTM financial assets		110		(75)		(24)		11
Accounts receivables		467		47		—		514
Gain (loss) on valuation of derivative assets		(27)		3		1,346		1,322
Deposits due from customer		(258)		59		—		(199)
Hybrid bond		—		376		—		376
Others		1,452		(862)		—		590

Net deferred tax assets (liabilities)	￦	24,182	￦	(8,507)	￦	624	￦	16,299

(4)	Details of deferred tax relating to items that are recognized directly in equity are as follows (unit: Korean won in millions):

(December 31, 2012)
	Before tax amount		Income tax effect		After tax amount
Gain (loss) on valuation of AFS securities	￦	20,968	￦	(5,074)	￦	15,894
Gain (loss) on valuation of HTM securities		—		—		—
Loss on valuation of derivatives on cash flow hedges		(7,007)		1,696		(5,311)

Total	￦	13,961	￦	(3,378)	￦	10,583

(December 31, 2011)
	Before tax amount		Income tax effect		After tax amount
Gain (loss) on valuation of AFS securities	￦	23,060	￦	(5,580)	￦	17,480
Gain (loss) on valuation of HTM securities		(44)		11		(33)
Loss on valuation of derivatives on cash flow hedges		(5,563)		1,346		(4,217)

Total	￦	17,453	￦	(4,223)	￦	13,230

37.	OTHER COMPREHENSIVE INCOME(LOSS):

Other comprehensive income (loss) for the years ended December 31, 2012 and 2011, are summarized as follows (unit: Korean won in millions):

	For the years ended December 31
	2012		2011
Gain on valuation of AFS financial assets	￦	(2,093)	￦	1,019
Gain on valuation of financial assets HTM		44		113
Loss on valuation of cash flow hedges		(1,443)		(5,563)
Tax effect		845		624

Total	￦	(2,647)	￦	(3,807)

38.	EARNINGS PER SHARE (EPS):

(1)	Basic EPS is calculated by dividing net income by weighted-average number of common shares outstanding (unit: Korean won in millions, except for per share amounts)

	For the years ended December 31
	2012		2011
Net income attributable to common shares:	￦	130,217	￦	130,187
Net income attributable to the controlling equity		136,359		136,328
Dividend on hybrid securities		(6,142)		(6,142)

Weighted-average number of common shares outstanding		49,413,851 shares		49,413,851 shares
Basic EPS		2,635 won		2,635 won

Diluted EPS is equal to basic EPS because there is no dilution effect for the years ended December 31, 2012 and 2011.

39.	CONTINGENT LIABILITIES AND COMMITMENTS:

(1)	Details of guarantee that the Group has provided for others are as follows (unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Confirmed guarantee:	￦	208,790	￦	202,295
Guarantee for debenture issuances		—		—
Guarantee for loans		31,301		28,897
Acceptances		23,114		10,048
Guarantee in acceptances of imported goods		3,943		3,620
Other current guarantees		1,800		—
Other confirmed guarantees		148,632		159,730
Unconfirmed guarantee:		92,944		150,059
Local letter of credit		26,508		29,700
Letter of credit		66,436		120,359
Commercial paper purchase commitment and others		119,878		176,152

Total	￦	421,612	￦	528,506

(2)	Details of loan commitments and the other commitments that the Group provided for others are as follows (unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Loan commitments	￦	2,567,887	￦	2,630,688
Other commitments		106,778		63,900

Total	￦	2,674,665	￦	2,694,588

(3)	Litigation case

The Group filed lawsuits as follows (unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Number of cases		40 cases		19 cases
Amount of litigation	￦	17,000	￦	68,862
Provisions for litigations		391		60,704

40.	RELATED-PARTY TRANSACTIONS:

Related parties of the Group and assets and liabilities recognized and major transactions with related parties during the current and prior period are as follows:

(1)	The related parties of the Group as of December 31, 2012, are as follows:

Related parties
Ultimate controlling party (government-related entity)	Korea Deposit Insurance Corporation (“KDIC”)
Parent	WFH
Associates	—
Other	WFH affiliates

(2)	Assets and liabilities from transactions with related parties are as follows (unit: Korean won in millions):

Related party		Title of account	December 31, 2012		December 31, 2011
Ultimate controlling party (government-related entity)	KDIC	Other financial assets	￦	160,179	￦	109,648
		Other assets		960		—
		Deposits		140,408		75,000
		Other liabilities		1,783		360

Parent	WFH	Deposits		28,790		—
		Other financial liabilities		126		—
		Other liabilities		6,093		—

Other	WFH and subsidiaries	Other liabilities		—		11
	Woori Bank	Cash and cash equivalents		2,968		4,245
	Woori Bank	Due from bank		31,853		32,778
	Woori Bank	Other financial assets		4,155		11,770
	Woori Bank	Deposits		3,377		2,053
	Woori Bank	Borrowings		229		229
	Woori Bank	Other financial liabilities		8,591		25,851
	Kyongnam Bank	Cash and cash equivalents		2		—
	Kyongnam Bank	Due from bank		1,254		500
	Kyongnam Bank	Other financial assets		1,374		1,387
	Kyongnam Bank	Other assets		20,208		17,685
	Kyongnam Bank	Deposits		25,287		18,211
	Kyongnam Bank	Other financial liabilities		535		1,157
	Woori Investment & Securities Ltd.	Other financial assets		—		57
		Deposits		196,076		179,803
		Borrowings		3,735		13,485
		Other financial liabilities		3,034		5,505
	Woori Assets Management	Deposits		26,000		28,500
		Other financial liabilities		451		617
	Woori Credit Information	Other financial liabilities		4		4
	Woori F&I Co. Ltd.	Other financial assets		2		2
		Other financial liabilities		1,880		2,041
	Woori Private Equity	Deposits		3,168		9,800
		Other financial liabilities		2		6
	Kumho Investment Bank	Other financial assets		—		1,158
		Deposits		1,873		3,643
		Other financial liabilities		46		1,220

(3)	Gain or loss from transactions with related parties are as follows (unit: Korean won in millions):

Related party		Title of account	December 31, 2012		December 31, 2011
Ultimate controlling party (government-related entity)	KDIC	Interest income	￦	9,847	￦	7,487
		Interest expense		2,181		2,163

Parent	WFH	Interest expense		703		648
		Other expense		1,165		1,049
Other	Woori Bank Ltd.	Interest income		1,030		967
		Other income		287		1,097
		Interest expense		7		3
		Other expense		201		1,751

	Kyongnam Bank	Interest income		25		229

	Woori Investment & Securities Co., Ltd.	Other income		21		—
		Interest expense		6,841		6,642
		Other expense		11		16

	Woori Asset Management	Interest expense		1,004		1,239

	Woori Credit Information Ltd.	Fees expense		47		27

	Woori F&I Co., Ltd.	Other expense		24,154		20,881

	Woori Private Equity	Interest expense		206		123

	Kumho Investment Bank	Interest expense		63		70

	Woori Financial Co., Ltd.	Fees income		77		66
		Other expense		—		2

(4)	Details of compensation to key management are as follows (unit: Korean won in millions):

	For the years ended December 31
	2012		2011
Salaries	￦	555	￦	530
Severance and retirement benefits		32		37

(5)	Assets and liabilities from transactions with key management are as follows (unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Other financial assets	￦	—	￦	—
Other financial liabilities		646		452

41.	Trust Accounts (Unaudited information)

The financial information of the trust accounts have been prepared in accordance with K-IFRS 5004, Trust agent’s trust account, and enforces regulations for the financial investment industry, which are based on capital market and financial investment business.

(1)	Trust accounts of the Group are as follows (unit: Korean won in millions):

	December 31, 2012				December 31, 2011
	Total assets		Operating revenue		Total assets		Operating revenue
Trust	￦	1,936,445	￦	19,276	￦	1,777,824	￦	11,360

(2)	Significant transactions between the Group and trust accounts are as follows (unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Revenue:
Trust fees	￦	1,435	￦	1,196
Intermediate termination fees		3		4

Subtotal		1,438		1,200

Expense:
Interest expenses on borrowings from trust accounts		905		788

Receivables
Trust fees receivables		540		348
Payables
Borrowings from trust accounts		32,816		38,030
Accrued interest expenses on borrowings from trust accounts		15		17

Subtotal	￦	32,831	￦	38,047

(3)	Trust accounts guaranteeing the repayment of principal and trust accounts guaranteeing a fixed rate of return on, and the repayment of principal.

1)	The carrying value of principal guaranteed trusts and principal and fixed rate of return guaranteed trusts are as follows (unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Principal guaranteed trusts
Old-age pension trusts	￦	138	￦	284
Personal pension trusts		6,815		7,272
Pension trusts		2,193		2,068
Retirement trusts		67		224
New personal pension trusts		252		238

Subtotal		9,465		10,086

Principal and fixed rate of return guaranteed trusts
Unspecified money trusts		5		5

Total	￦	9,470	￦	10,091

2)	As of December 31, 2012 and 2011, the amounts that the Group has to pay by the capital guaranteed contract or the operating results of the principal and return guaranteed trusts are as follows (unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Liabilities for the account (subsidy for trust account adjustment)	￦	—	￦	—

INDEPENDENT AUDITORS’ REPORT

English Translation of a Report Originally Issued in Korean

To the Shareholder and the Board of Directors of

Kwangju Bank

We have audited the accompanying consolidated financial statements of Kwangju Bank and its subsidiaries (the “Group”). The financial statements consist of the consolidated statements of financial position as of December 31, 2011, December 31, 2010 and January 1, 2010, respectively, and the related consolidated statements of comprehensive income, changes in equity and cash flows, all expressed in Korean Won, for the years ended December 31, 2011 and 2010, respectively. The Group’s management is responsible for the preparation and fair presentation of the consolidated financial statements and our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011, December 31, 2010 and January 1, 2010, respectively, and the results of its operations and its cash flows for the years ended December 31, 2011 and 2010, respectively, in conformity with Korean International Financial Reporting Standards (“K-IFRS”).

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

March 20, 2012

Notice to Readers

This report is effective as of March 20, 2012, the auditor’s report date. Certain subsequent events or circumstances may have occurred between this auditor’s report date and the time the report is read. Such events or circumstances could significantly affect the accompanying consolidated financial statements and may result in modifications to the auditor’s report.

KWANGJU BANK

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

The accompanying consolidated financial statements including all footnote disclosures were prepared by and are the responsibility of the Group.

Ki Jin Song

Chairman and Chief Executive Officer

KWANGJU BANK

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2011, DECEMBER 31, 2010 AND JANUARY 1, 2010

	Korean Won
	December 31, 2011		December 31, 2010		January 1, 2010
	(In millions)
ASSETS

Cash and cash equivalents (Note 6)	￦	393,566	￦	468,986	￦	217,380
Financial assets at fair value through profit or loss (Notes 7, 11 and 23)		369,071		392,393		332,883
Available-for-sale financial assets (Notes 8 and 11)		1,106,596		1,341,768		1,959,399
Held-to-maturity financial assets (Notes 9 and 11)		2,480,702		2,130,773		1,792,863
Loans and receivables (Notes 10 and 11)		13,415,795		12,238,809		11,602,609
Investment properties (Note 12)		48,735		46,991		55,647
Premises and equipment, net (Note 13)		128,343		132,795		127,292
Intangible assets, net (Note 14)		10,229		12,210		8,275
Other assets (Note 15)		60,351		51,525		68,481
Current tax assets		682		573		573
Deferred tax assets (Note 37)		16,299		24,183		30,025

Total assets	￦	18,030,369	￦	16,841,006	￦	16,195,427

LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 11, 17 and 23)	￦	993	￦	24,468	￦	18,557
Deposits due to customers (Notes 11 and 18)		12,275,807		11,426,701		11,268,651
Borrowings (Notes 11 and 19)		2,989,943		3,004,959		2,303,640
Debentures (Notes 11 and 19)		851,149		699,809		999,299
Retirement benefit obligation (Note 20)		4,077		2,250		23,402
Provisions (Note 21)		80,064		92,182		89,197
Current tax liabilities		8,306		4,573		19,056
Other financial liabilities (Notes 11 and 22)		562,732		439,768		424,748
Other liabilities (Note 22)		18,701		18,895		22,692
Derivative liabilities (Note 23)		21,729		—		—

Total liabilities	￦	16,813,501	￦	15,713,605	￦	15,169,242

EQUITY
Capital stock (Note 24)	￦	247,069	￦	247,069	￦	247,069
Hybrid securities (Note 24)		86,998		86,998		86,998
Other paid-in capital (Note 24)		84,551		84,551		84,551
Other capital components (Note 25)		13,229		17,036		15,536
Retained earnings (Note 26)		785,021		691,747		592,031
(Planned regulatory reserve for credit loss) (Note 27)		(53,126)		(—)		(—)

Total equity		1,216,868		1,127,401		1,026,185

Total liabilities and equity	￦	18,030,369	￦	16,841,006	￦	16,195,427

See accompanying notes to consolidated financial statements.

KWANGJU BANK

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	Korean Won
	2011		2010
	(In millions, except for income per share data)
Net interest income (Note 28):
Interest income	￦	949,858	￦	906,899
Interest expense		449,725		438,814

		500,133		468,085

Net fees and commissions income (Note 29):
Fees and commissions income		50,380		57,287
Fees and commissions expense		28,293		27,768

		22,087		29,519

Dividend income (Note 30)		28,274		29,435

Gain(Loss) on financial instruments at fair value through profit or loss (Note 31)		3,260		15,082

Gain(Loss) on available-for-sale financial assets (Note 32)		(3,492)		8,042

Gain(Loss) on held-to-maturity financial assets (Note 33)		—		21

Impairment losses for loans, other receivables, guarantees and unused commitments (Note 34)		89,864		141,648

Net other operating income (expenses) (Notes 35 and 36)		(284,039)		(242,918)

NET INCOME BEFORE INCOME TAX EXPENSE	￦	176,359	￦	165,618

INCOME TAX EXPENSE (Note 37)		40,031		41,181

NET INCOME (Note 27)
(Net income after the planned reserves provided for the year ended December 31, 2011: ￦83,202)	￦	136,328	￦	124,437

OTHER COMPREHENSIVE INCOME(LOSS), NET OF TAX (Note 38):		(3,807)		1,500

COMPREHENSIVE INCOME	￦	132,521	￦	125,937

NET INCOME PER SHARE:
Won (Note 39)
Basic and diluted earnings per common share	￦	2,635	￦	2,394

See accompanying notes to consolidated financial statements.

KWANGJU BANK

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Korean Won	Capital stock		Hybrid equity securities		Capital surplus		Other equity		Other capital components		Retained earnings		Total equity
Balance as of January 1, 2010	￦	247,069	￦	86,998	￦	60,378	￦	24,173	￦	15,536	￦	592,031	￦	1,026,185
Dividends		—		—		—		—		—		(24,721)		(24,721)
Net income		—		—		—		—		—		124,437		124,437
Gain on valuation of available-for-sale financial assets		—		—		—		—		1,416		—		1,416
Gain on valuation of held-to-maturity financial assets		—		—		—		—		84		—		84

Balance as of December 31, 2010	￦	247,069	￦	86,998	￦	60,378	￦	24,173	￦	17,036	￦	691,747	￦	1,127,401

Korean Won	Capital stock		Hybrid equity securities		Capital surplus		Other equity		Other capital components		Retained earnings		Total equity
Balance as of January 1, 2011	￦	247,069	￦	86,998	￦	60,378	￦	24,173	￦	17,036	￦	691,747	￦	1,127,401
Dividends		—		—		—		—		—		(43,054)		(43,054)
Net income		—		—		—		—		—		136,328		136,328
Gain on valuation of available-for-sale financial assets		—		—		—		—		320		—		320
Gain on valuation of held-to-maturity financial assets		—		—		—		—		90		—		90
Cash flow hedge		—		—		—		—		(4,217)		—		(4,217)

Balance as of December 31, 2011	￦	247,069	￦	86,998	￦	60,378	￦	24,173	￦	13,229	￦	785,021	￦	1,216,868

See accompanying notes to consolidated financial statements.

KWANGJU BANK

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	Korean Won
	2011		2010
	(in millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	￦	136,328	￦	124,437
Adjustment to net income:
Income tax expense		40,031		41,181
Interest income		(949,858)		(906,899)
Interest expense		449,725		438,814
Dividend income		(28,274)		(29,435)

		(352,048)		(331,902)

Additions of expenses not involving cash outflows:
Loss on valuation of financial assets held for trading		88		17
Loss on disposal of available-for-sale financial assets		—		89
Impairment loss on available-for-sale financial assets		15,229		7,477
Impairment losses for loans, other receivables, guarantees and unused commitments		89,864		141,648
Loss on disposal of premises and equipment		34		55
Loss on valuation of derivatives		2,005		11,818
Depreciation		6,294		6,518
Depreciation of investment properties		861		803
Amortization of intangible assets		3,531		3,098
Loss on translation of foreign currency		64		1,691
Retirement benefits		10,337		10,237
Loss on provisions		—		5,113

		128,307		188,564

Deductions of revenues not involving cash inflows:
Gain on designated financial assets at fair value through profit or loss		(13,723)		(39,550)
Gain on valuation of financial assets held for trading		—		(267)
Gain on valuation of derivatives		(3,087)		(2,593)
Gain on disposal of available-for-sale financial assets		(11,737)		(15,608)
Gain on disposal of held-to-maturity financial assets		—		(21)
Gain on disposal of premises and equipment		(3)		—
Gain on translation of foreign currency		(1,105)		(802)
Gain on provisions		(2,066)		—

		(31,721)		(58,841)

(Continued)

KWANGJU BANK

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	Korean Won
	2011		2010
	(In millions)
Changes in operating assets and liabilities:
Decrease in financial assets at fair value through profit or loss	￦	51,665	￦	16,553
Increase in loans and receivables		(1,253,169)		(740,106)
Decrease(increase) in other assets		(8,827)		16,956
Increase(decrease) in financial liabilities at fair value through profit or loss		(7,309)		5,912
Payment in severance indemnities		(1,312)		(16,568)
Increase in plan assets of an employee		(7,197)		(14,822)
Increase(decrease) in provisions		1,988		(1,710)
Increase (decrease) in other financial liabilities		95,781		(37,663)
Increase (decrease) in other liabilities		2,000		(2,057)
Increase in customer deposits		849,106		158,050

		(277,274)		(615,455)

Income taxes paid		(26,985)		(50,137)

Interest income received		921,944		866,999

Interest expense paid		(436,370)		(426,526)

Dividend received		28,274		29,435

Net cash used in operating activities		(45,873)		(397,863)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash in-flows from investing activities:
Disposal of available-for-sale financial assets		631,825		1,653,400
Disposal of held-to-maturity financial assets		159,632		564,804
Disposal of premises and equipment		1,399		408

		792,856		2,218,612

Cash out-flows from investing activities:
Acquisition of available-for-sale financial assets		(399,727)		(1,031,004)
Acquisition of held-to-maturity financial assets		(509,560)		(902,693)
Acquisition of premises and equipment		(5,877)		(4,631)
Acquisition of intangible assets		(1,550)		(7,033)

		(916,714)		(1,945,361)

Net cash (used in) provided by investing activities		(123,858)		273,251

(Continued)

KWANGJU BANK

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	Korean Won
	2011		2010
	(In millions)
CASH FLOWS FROM FINANCING ACTIVITIES:
Cash in-flows from financing activities:
Issue of borrowings	￦	—	￦	701,319
Issue of debentures		151,340		—

		151,340		701,319

Cash out-flows from financing activities:
Repayment of borrowings		(15,016)		—
Repayment of debentures		—		(299,490)
Dividends paid		(36,912)		(18,580)
Repayment of hybrid securities		(6,142)		(6,142)

		(58,070)		(324,212)

Net cash provided by financing activities		93,270		377,107

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(76,461)		252,495

CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR		468,986		217,380

Effects of exchange rate changes on cash and cash equivalents		1,041		(889)

CASH AND CASH EQUIVALENTS, END OF THE YEAR (Note 6)	￦	393,566	￦	468,986

See accompanying notes to consolidated financial statements.

KWANGJU BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

1.	GENERAL:

(1)	Kwangju Bank

Kwangju Bank (hereafter referred to as, the” Bank” or the “Parent” or the “Company”) was established in October, 1968. The Bank was permitted to combining the business under Trust Business Act, Article 3 in April 1,1983 and the Company has been operating the general banking business and trust business under the Financial Investment Services and Capital Market Act and foreign exchange business.

The Bank’s common stock amount to KRW(“￦”) 247,069 million as of December 31, 2011. The head office of the Bank is located in Kwangju, Korea. The Bank has 147 branches and offices in Korea. And The Bank is a wholly owned subsidiary of Woori Finance Holdings Co., Ltd. (“WFH”) as of December 31, 2011.

(2)	Subsidiaries

1)	The Bank and its subsidiaries (the “Group”) have the following subsidiaries (Unit: Korean Won in millions):

					December 31, 2011
Subsidiaries	Location	Capital stock		Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Camco value 2nd(*1)	Korea	KRW	10	Asset Backed	—	0.0	Dec. 31
Euro Quanto 2nd(*1)	Korea	KRW	10	Asset Backed	—	0.0	Dec. 31
Hybrid 1st(*1)	Korea	KRW	10	Asset Backed	—	0.0	Dec. 31
Kwangju Bank
Preservation of principal and interest Trust(*1)	Korea	KRW	—	Asset Backed	—	0.0	Dec. 31
Eugene Euddum Private Equity Investment Trust Securities 16th(*2)	Korea	KRW	100	Trust Business	10,000,000,000	100.0	Dec. 31
Heungkuk hiclass 9th	Korea	KRW	99	Beneficiary certificate	9,946,000,000	100.0	Dec. 31

					December 31, 2010
Subsidiaries	Location	Capital stock		Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Camco value 2nd(*1)	Korea	KRW	10	Asset Backed	—	0.0	Dec. 31
Euro Quanto 2nd(*1)	Korea	KRW	10	Asset Backed	—	0.0	Dec. 31
Hybrid 1st(*1)	Korea	KRW	10	Asset Backed	—	0.0	Dec. 31
Kwangju Bank
Preservation of principal and interest Trust(*1)	Korea	KRW	—	Asset Backed	—	0.0	Dec. 31
Heungkuk hiclass 9th	Korea	KRW	99	Beneficiary certificate	9,946,000,000	100.0	Dec. 31
Woori investor partner samho2nd(*3)	Korea	KRW	100	Beneficiary certificate	10,000,000,000	100.0	Dec. 31

					January 1, 2010
Subsidiaries	Location	Capital stock		Main Business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Camco value 2nd(*1)	Korea	KRW	10	Asset Backed	—	0.0	Dec. 31
Euro Quanto 2nd(*1)	Korea	KRW	10	Asset Backed	—	0.0	Dec. 31
Hybrid 1st(*1)	Korea	KRW	10	Asset Backed	—	0.0	Dec. 31
Kwangju Bank
Preservation of principal and interest Trust(*1)	Korea	KRW	—	Asset Backed	—	0.0	Dec. 31
Heungkuk hiclass 9th	Korea	KRW	99	Beneficiary certificate	9,946,000,000	100.0	Dec. 31
Seoul dream moa Private Equity 3rd(*4)	Korea	KRW	26	Beneficiary certificate	2,620,000,000	100.0	Dec. 31
Wise Private Equity Investment Trust Securities 15th(*4)	Korea	KRW	100	Beneficiary certificate	10,000,000,000	100.0	Dec. 31
WisePrivate Equity Investment Trust Securities 16th(*4)	Korea	KRW	100	Beneficiary certificate	10,000,000,000	100.0	Dec. 31

(*1)	For special purpose entities(“SPE”), in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No. 2012 ‘Consolidation-special purpose entities’, entities which the Group has decision making power and/or carries the benefits and risks of such entity, are included in the consolidation.
(*2)	It was included in the Group’s consolidated statements due to the acquisition of beneficiary certificate during 2011.
(*3)	It has been excluded in the Group’s consolidated statements due to the repayment of beneficiary certificate during 2011.
(*4)	It was excluded in the Group’s consolidated statements due to the repayment of beneficiary certificate during 2010.

2)	As of December 31, 2011, and December 31, 2010, January 1. 2010, condensed financial statements for subsidiaries are following (Unit: Korean Won in millions)

	December 31, 2011
Subsidiaries	Assets		Liabilities		Operating income		Net income
Camco value 2nd	￦	9,731	￦	33,786	￦	(15,748)	￦	(15,748)
Euro Quanto 2nd		52,599		51,709		(3)		(3)
Hybrid 1st		314,707		280,557		(732)		(732)
Kwangju Bank Preservation of principal and interest Trust		5		5		—		—
Eugene Euddum Private Equity Investment Trust Securities 16th		9,921		9		(88)		(88)
Heungkuk hiclass 9th		3,284		19		(7,924)		(7,924)

	December 31, 2010
Subsidiaries	Assets		Liabilities		Operating income		Net income
Camco value 2nd	￦	29,699	￦	38,007	￦	(2,054)	￦	(2,054)
Euro Quanto 2nd		54,210		53,287		(47)		(47)
Hybrid 1st		299,638		294,400		273		273
Kwangju Bank Preservation of principal and interest Trust		5		5		—		—
Woori investor partner samho2nd		10,271		4		267		267
Heungkuk hiclass 9th		11,195		6		604		604

	January 1, 2010
Subsidiaries	Assets		Liabilities
Camco value 2nd	￦	28,721	￦	34,973
Euro Quanto 2nd		53,682		54,467
Hybrid 1st		255,250		299,042
Kwangju Bank Preservation of principal and interest Trust		5		5
Heungkuk hiclass 9th		11,023		1
Seoul dream moa Private Equity 3rd		2,635		1
Wise Private Equity Investment Trust Securities 15th		10,014		1
WisePrivate Equity Investment Trust Securities 16th		10,013		1

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(1)	Basis of financial statement presentation.

The Group has adopted K-IFRS from the fiscal year beginning on January 1, 2011 and the accompanying consolidated financial statements are prepared on K-IFRS. In accordance with K-IFRS 1101 ‘First-time adoption of International Financial Reporting Standard’, the transition date to K-IFRS is January 1, 2010. An explanation of how the transition to K-IFRS has affected the financial position as of January 1, 2010 (date of transition), December 31, 2010, and comprehensive income for the year ended 2010 of the Company is provided in Note 42 ‘Transition Effects of K-IFRS.’

The Group maintains its official accounting records in Korean Won and prepares consolidated financial statements in conformity with K-IFRS, in the Korean language (Hangul). Accordingly, these consolidated financial statements are intended for use by those who are informed about K-IFRS and Korean practices. The accompanying consolidated financial statements have been condensed and restructured into English with certain expanded descriptions from the Korean language financial statements.

Major accounting policies used for the preparation of the consolidated financial statements are stated below. Unless stated otherwise, these accounting policies have been applied consistently to the financial statements for the current period and accompanying comparative period.

The Company’s financial statement has been filled out based on the historical cost method except for specific non-current assets and certain financial assets. The preparation of consolidated financial statements under K-IFRS requires the application of certain accounting estimates and the Group prepared its financial statements by management judgment for critical accounting estimates.

The Group has not applied the following new and revised K-IFRS that have been issued but are not yet effective:

Amendments to K-IFRS 1012 ‘Deferred Tax – Recovery of Underlying Assets’

Under the amendments, investment properties that are measured using the fair value model in accordance with K-IFRS 1040 Investment Property and property and equipment that are measured using revaluation model in accordance with K-IFRS 1016 Property, plant and equipment are presumed to be recovered through sale for the purposes of measuring deferred taxes, unless the presumption is rebutted in certain circumstances. It will be applied for annual periods beginning on or after January 1, 2012

Amendments to K-IFRS 1019 – ‘Employee Benefits’

The amendments to K-IFRS 1019 change the accounting for defined benefit plans and termination benefits. The most significant change relates to the accounting for changes in defined benefit obligations and plan assets when they occur, and hence eliminate the ‘corridor approach’ permitted under the previous version of K-IFRS 1019 and accelerate the recognition of past service costs. The amendments to K-IFRS 1019 are effective for annual periods beginning on or after January 1, 2013.

Legislation of K-IFRS 1113 ‘Fair Value Measurement’

K-IFRS 1113 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. K-IFRS 1113 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

The Group anticipates that the amendments listed above may not have significant impact on the Group’s consolidated financial statements.

Major accounting policies used for the preparation of the consolidated financial statements are stated below. Unless stated otherwise, these accounting policies have been applied consistently to the financial statements for the current period and accompanying comparative period.

The Company’s financial statement has been filled out based on the historical cost method except for specific non-current assets and certain financial assets. The preparation of consolidated financial statements under K-IFRS requires the application of certain accounting estimates and the Group prepared its financial statements by management judgment for critical accounting estimates.

(2)	Basis of consolidation

1) Subsidiary

An entity (including special purpose entities) which the Group has power to govern the financial and operating policies is considered a subsidiary. In general, an entity which the Group has over 50% voting power in is considered a subsidiary.

Special purpose entities (“SPE“s) established for certain limited purposes may be considered as a subsidiary of the Company; even though the Company may have less than 50% of the voting power, if the Company has the decision-making powers to obtain the majority of the benefits of the activities of the SPE, retains the majority of the residual or ownership risks related to the SPE and obtain benefit from its activities.

The existence of the potential voting power available to exercise or to convert, presently, is considered when evaluating whether or not the Group has control over an entity. An entity is included in the consolidation, as a subsidiary, once such control is established, while it is excluded from consolidation once it is loses such control.

Acquisitions of subsidiaries are accounted for using the acquisition method. The consideration for each acquisition is measured at the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, equity instruments issued by the Group and acquisition-related costs. At the acquisition date, the identifiable assets acquired, liabilities and contingent liabilities are recognized at their fair value at the acquisition date without reference to non-controlling interests. Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of a subsidiary recognized at the date of acquisition is recognized as goodwill; if less, the difference is directly recognized in net income.

When the Group transacts with each other, unrealized profits and losses resulting from the transactions are eliminated. When a subsidiary of the Group uses another accounting principle other than that of the Group’s, necessary adjustments are made to the financial statements for the Group’s purposes.

2) Non-controlling interests

The components of net income and other comprehensive income are attributed to the owners of the Group and the non-controlling interest holders. Total comprehensive income of subsidiaries is attributed to the owners of the Group and to the non-controlling interest holders, even if this results in the non-controlling interests having a deficit balance. Changes in the Group’s ownership interests in subsidiaries, without a loss of control, are accounted for as equity transactions.

(3)	Investments in associates

An associate is an entity over which the Group has significant influence but does not have direct or indirect control over. Significant influence is generally presumed to exist when the Group holds 20% or more, but less than 50%, of the voting rights. Such investments in associates are measured an acquisition cost at acquisition date and since then are accounted for using the equity method. The identifiable goodwill (net book value) is included in investment amounts in associate.

The Group’s interests in its associate’s income are recognized in the statements of consolidated comprehensive income. The changes in the associate’s retained earnings are recognized by the Group as retained earnings. However, when the Group’s share in an associate changes due to a capital increase or decrease of the associate, such changes are recognized in other equity (change in interests of equity method securities).

If the Group’s share in an associate’s accumulated loss equals or exceeds the Group’s equity interest, including unsecured receivables, in the associate, the Group suspends further recognition of its share of the associate’s loss. Unless in circumstances when the Group guarantees or is obligated to pay the associates payables.

(4)	Segment reporting

An operating segment is the level of business activity at which management reports to chief operating decision maker, for decision making purposes. In addition, the chief operating decision maker is responsible for evaluating the resources distributed to and the performance of an operating segment.

(5)	Accounting for foreign currencies translations

1) Functional currency and presentation currency

The individual financial statements of each Group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). The consolidated financial statements are expressed in Korean Won.

2) Translation of foreign currencies transactions and balances at the end of reporting period

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date.

The Company is recognizing amortized cost and exchange rate variation effect as gains and losses of current period and variation on the fair value as other comprehensive gains and losses, respectively, both of which are effect of monetary securities of foreign currencies classified as available-for-sale financial instruments. And the Group is recognizing the variation on fair value and exchange rate variation effect of non-monetary securities of foreign currencies classified as available-for-sale financial asset, as other comprehensive gains and losses.

3) Foreign currencies translation

Financial position and operating results of the Group are translated into the Group’s reporting currency as follows:

Description
Statement of consolidated financial position	The assets and liabilities are translated at the exchange rate prevailing at the end of the reporting period. Equity is translated at exchange rate at the time of acquisition.
Statement of consolidated comprehensive income

The statement of consolidated comprehensive income is translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used.

(6)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(7)	Financial assets and financial liabilities

1) Classification of financial assets

Financial assets are classified into the following categories depending on the nature and purpose of possession: financial assets at fair value through profit or loss (“FVTPL”), loans and receivables, available-for-sale (“AFS”) financial assets, and held-to-maturity (“HTM”) investments.

a) Financial assets at FVTPL

Financial assets are classified at FVTPL when the financial asset is either held for trading or designated at FVTPL. A financial asset is classified as held for trading if the following criteria are met:

•	acquired or incurred principally to sell or repurchase during a short period of time

•	part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking

•	a derivative (except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument)

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a recognition or measurement inconsistency that would otherwise arise; or

•	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and K-IFRS 1039 “Financial Instruments: Recognition and Measurement” permits the entire hybrid (combined) contract to be designated as at FVTPL

b) Loans and receivables

Non-derivative financial assets that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables.

c) AFS financial assets

AFS financial assets are those non-derivatives financial assets that are either designated as AFS financial assets or are not classified as ‘financial assets at FVTPL’, ‘HTM investments’ or ‘loans and receivables.’

d) HTM financial assets

Non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Group has the positive intent and ability to hold to maturity are classified as HTM financial assets.

2) Classification of financial liabilities

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities measured at amortized cost.

a) Financial liabilities at FVTPL

Financial liabilities are classified at FVTPL when the financial liabilities are either held for trading or designated at FVTPL. A financial liability is classified as held for trading if the following criteria are met:

•	acquired or incurred principally for the purpose of selling or repurchasing it in the near term; or

•	part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking; or

•	a derivative (except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument).

A financial liability other than a financial liability held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a recognition or measurement inconsistency that would otherwise arise; or

•	the financial instrument forms part of a group of financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and K-IFRS 1039 ‘Financial Instruments: Recognition and Measurement’ permits the entire hybrid (combined) contract to be designated as at FVTPL.

b) Financial liabilities measured at amortized costs

Financial liabilities that are not classified as at FVTPL are measured at amortized costs. Deposits and debt securities that are not designated as at FVTPL are classified as financial liabilities measured at amortized costs.

3) Recognition and Measurement

Standard trading transaction of a financial asset is recognized at the date of transaction when the Group becomes a party to the contractual provisions of the asset. All types of financial instruments, except financial assets/liabilities at FVTPL, are measured at fair value at initial recognition plus transaction costs that are directly attributable to the acquisition (issuance). Financial assets/liabilities at FVTPL are initially recognized at fair value and transaction costs directly attributable to the acquisition (issuance) are recognized in the statements of comprehensive income.

Financial assets/liabilities at FVTPL and AFS financial assets are subsequently measured at fair value. HTM financial assets, loans and receivables, and other financial liabilities are measured at amortized costs using the effective interest rate method.

Interest income and expense in accordance with financial assets and liabilities are recognized in net income on an accrual basis using the effective interest rate method.

Gains or losses arising from changes in the fair value of the financial assets/liabilities at FVTPL are presented in the statements of comprehensive income during the period in which they arise. Net gain or loss on valuation of AFS financial assets are measured in other comprehensive income.

Dividend income from financial assets at FVTPL and AFS financial assets is recognized in net income when the Group’s right to receive the dividend is established.

AFS financial assets recognize cumulative fair value adjustment, which is previously recognized in the equity, in net income when disposing of assets or recognizing impairment loss.

4) Derecognition of financial assets and liabilities

The Group derecognizes a financial asset when the contractual right to the cash flows from the asset is expired, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another company. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire.

(8)	Offsetting financial instruments

Financial assets and liabilities are presented net in the statements of financial position when the Group has an enforceable legal right to set off and an intention to settle on a net basis or to realize an asset and settle the liability.

(9)	Impairment of financial assets

1) Assets carried at amortized costs

The Group assesses at the end of each reporting period whether there is any objective evidence that a financial asset (or a group of financial assets) is impaired. A financial asset (or a group of financial assets) is regarded as impaired when there is objective evidence of impairment loss as a result of one or more events (hereinafter the “loss event”) that occurred after the initial recognition and the loss event has an impact on the estimated future cash flows of the financial asset.

The criteria used to determine whether there is objective evidence of impairment include:

•	significant financial difficulty of the issuer or obligor; or

•	a breach of contract, such as a default or delinquency in interest or principal payments; or

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the

•	borrower a concession that the lender would not otherwise consider; or

•	it becoming probability that the borrower will enter bankruptcy or financial re-organization; or

•	the disappearance of an active market for the financial asset due to financial difficulties; or

•	observable data indicating that there is a measurable decrease in the estimated future cash flows of a group of financial assets after initial recognition, although the decrease in the estimated future cash flows of individual financial assets included in the group is not identifiable.

For individually significant financial assets, the Group assesses whether objective evidence of impairment exists individually, and it assesses for impairment of financial assets that are not significant on an individual or collective basis. If there is no objective evidence of impairment exists for financial assets individually assessed, the Group includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets for which the Group recognizes impairment based on an individual assessment or impairment loss is continuously recognized are not subject to a collective impairment assessment.

The amount of impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit loss that are not yet incurred), which is discounted at the financial asset’s original effective interest rate. The amount of loss is reduced directly from the asset’s carrying value or by using a provision account, and it is recognized in net income.

For loans and receivables or HTM financial assets with the variable interest rate, the current effective interest rate, which is determined under the contract, is used to measure impairment loss.

Whether collateral inflow is probable or not, the present value of the estimated future cash flows of collateralized financial asset is calculated as the cash flows, which may arise from collateral inflow, less costs of acquiring and selling collateral.

Future cash flows for a group of financial assets that are collectively assessed for impairment are estimated based on the historical loss experience of assets having credit risk characteristics, similar to those in the Group of financial assets. If historical loss experience is not enough or not existed, similar corporation’s comparable historical loss experience of a group of financial assets is used. The effects of current conditions that do not have an impact in the historical loss experience period are reflected, and the historical loss experience is adjusted based on the current observable data in order to remove the effects of conditions that currently do not exist but existed in the historical loss experience period.

For a collective assessment for impairment, financial assets are classified based on similar credit risk characteristics (i.e. based on the assessment of credit risk or grading process, considering asset type, industry, geographical location, collateral type, past-due status, and other relevant elements) indicating the debtor’s ability to pay all amounts of debt under the contractual terms. These characteristics are relevant to the estimation of future cash flows for groups of such assets as being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated.

When estimating the changes in future cash flows, observable data (i.e. an impairment loss arisen from a pool of assets, an unemployment rate indicating the loss and its parameter, asset price, product price, or payment status) needs to be consistently reflected. The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce the difference between loss estimates and actual loss experience.

When the amount of impairment loss decreases subsequently and the decrease is related to an event occurred after the impairment is recognized (i.e. an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed directly from or by adjusting the provision account. The reversed amount is recognized in net income of current period.

2) AFS financial assets

The Group assesses at the end of each reporting period whether there is objective evidence that the Group’s financial asset (or a group of financial assets) is impaired. For debt securities, the Group uses the criteria refer to (6)-1) above.

For equity investments classified as AFS financial assets, a significant or prolonged decline in the fair value below the cost is considered objective evidence of impairment. When the fair value of an AFS financial asset is decreased below its acquisition cost which is considered an objective evidence of impairment, the cumulative loss, amounting to the difference between the acquisition cost and the current fair value, is removed from other comprehensive income and recognized in net income as an impairment loss. Impairment losses on AFS equity instruments are not reversed through net income. Meanwhile, when the fair value of AFS debt instrument increases in a subsequent period and the evidence is objectively related to an event occurred after recognizing the impairment loss, the impairment loss is reversed and recognized in net income.

(10) Investment properties

The Group classifies the property held to earn rental or capital gain purpose as investment property. The investment property is measured at its cost at the initial recognition plus transaction costs arising at acquisition and after recognition, and is presented at cost less accumulated depreciation and accumulated impairment loss as carrying value.

Subsequent costs are recognized in carrying amount of an asset or as an asset if it is probable that future economic benefits associated with the assets will flow into the Group and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, all other investment properties is depreciated based on the respective assets estimated useful lives using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

(11) Premises and equipment

Premises and equipment are stated at cost less subsequent accumulated depreciation and accumulated impairment losses. The cost of an item of premises and equipment is directly attributable to their purchase or construction, which includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. However, under K-IFRS 1101 ‘First-time adoption of International Financial Reporting Standard’, certain premises and equipment such as land and buildings were measured at fair value, which is regarded as deemed cost, at the date of transition to K-IFRS.

Subsequent costs to replace part of the premises and equipment are recognized in carrying amount of an asset or as an asset if it is probable that the future economic benefits associated with the assets will flow into the Group and the cost of an asset can be measured reliably. The carrying amount of the replaced part is eliminated from the books. Routine maintenance and repairs are expensed as incurred.

Premises and equipment are depreciated on a straight-line basis on the estimated economic useful lives as follows:

Classification	Useful life
Buildings used for business purpose	50 years
Movable properties for business purposes and Structures in leased office	5 years

The Group reviews the depreciation method, the estimated useful lives and residual values of fixed assets at the end of each annual reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate. When the carrying amount of a fixed asset exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.

(12) Intangible assets

Intangible assets are stated at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment losses.

Expenditures incurred in conjunction with development of new products or technology, in which the elements of costs can be individually identified and future economic benefits are probably expected, are capitalized as development costs under intangible assets. If the Group donates assets, such as buildings, to the government and is given a right to use or benefit from the assets, the donated assets are recorded as beneficial donated assets under intangible assets.

Intangible assets are amortized using the straight-line method over the estimated useful lives, which are two years ~ 10 years for other intangible assets.

The estimated useful life and amortization method are reviewed at the end of each reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

(13) Impairment of non-monetary assets

Intangible assets, including goodwill and membership, with indefinite useful lives are tested for impairment annually. All other assets are tested for impairment when there is an objective indication that the carrying amount may not be recoverable, and if the indication exists, the Group estimates the recoverable amount.

Impairment loss is recognized carrying amount exceeding recoverable amount, recoverable amount is the higher of value in use and net fair value less costs to sell.

For impairment testing purposes, assets are allocated to each of the Group’s cash-generating units (“CGU”).

Non-monetary assets, except for goodwill impaired, are reviewed in subsequent periods for potential recovery of value and reversal or impairment previously recognized, at the end of each reporting period.

(14) Lease

A lease is classified as a financial lease, if it transfers substantially all the risks and rewards incidental to ownership. Assets held under finance leases are initially recognized as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the statements of financial position as a finance lease obligation. Lease obligation deducting related financial cost is recognized as a financial lease liability. Interest factor included in financial cost is reflected in comprehensive income statements to achieve a constant rate of interest on the remaining balance of the liability.

All other leases are classified as operating leases and are not recognized as an asset in the statements of financial position. Operating lease payments are recognized as expenses amortized over the lease period using the straight-line method after deducting any incentives from the lessor.

(15) Derivative instruments and hedging activities

Derivatives are initially recognized at fair value at the date the derivative contract is entered into, and they are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in net income immediately unless the derivative is designated and effective as a hedging instrument.

The Group designates certain hedging instrument to:

•	hedge of the exposure to changes in fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge);

•	hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge); and

•	hedge of a net investment in a foreign operation.

At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

a)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualified as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in net income. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to net income in the periods when the hedged item is recognized in net income.

Hedge accounting is discontinued when the hedging instrument expires or is sold, or it is no longer qualified for hedge accounting, and any gain or loss accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in net income. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in net income.

(16)	Provisions

The Group recognizes provisions if it has a present or contractual obligations as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount of the obligation is reliably estimated. Provisions are not recognized for future operating losses.

The Group recognizes provisions related to the unused portion of point rewards earned by credit card customers, payment guarantees and litigations.

Where the Group is required to restore a leased property that is used as a branch, to an agreed condition after the contractual term expires, the present value of expected amounts to be used to dispose, decommission or repair the facilities as an asset retirement obligation.

Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the obligations as a whole. Although the likelihood of outflow for any one item may be small, if it is probable that some outflow of resources will be needed to settle the obligations as a whole, a provision is recognized.

Provisions are recognized when the Group has a present obligation as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the present value of the best estimate of the consideration required to settle the present obligation at the end of the reporting period. The discount rate used in calculating the present value is the pre-tax discount rate taken into accounts the inherent risks and time value of the obligation, in the market. The increase in provisions due to the passage of time is recognized as interest expense.

(17) Equity capital

The Company recognizes common stock as equity. Direct expenses related to the issuance of new shares or options are recognized as a deduction from equity, net of any tax effects.

If the Group reacquires its own equity instruments, those instruments (“treasury shares”) are presented as a deduction from total equity. The gain or loss on the purchase, sale, issue, or cancellation of treasury shares is not recognized in profit or loss but recognized directly in equity.

(18) Financial guarantee contracts

A financial guarantee contract refers to the contract that requires the issuer to pay the specified amounts to reimburse the holder for a loss because the specified debtor fails to make payment when due under original or revised contractual terms of debt instruments. The financial guarantee contract is measured on initial recognition at the fair value, and the fair value is amortized over the financial guarantee contractual term.

After initial recognition, financial guarantee contract is measured at the higher of:

•	any provision under the contract measured in accordance with provision policy and its initial value less cumulative amortisation.

(19) Interest income and expense recognition

The Group recognizes interest income and expenses from HTM financial assets measured at amortized cost, loans and receivables, and other financial liabilities on an accrual basis using the effective interest method.

Effective interest method is the method of calculating the amortized cost of financial assets or liabilities and allocating the interest income or expense over the relevant period. The effective interest rate reconciles the expected future cash in and out through the expected life of financial instruments or shorter period if appropriate, and net carrying value of financial assets or liabilities. When calculating the effective interest rate, the group estimates future cash flows considering all contractual terms of the financial instruments such as prepayment option, except the loss on future credit risk. Also, effective interest rate calculation reflects commission, points (only responsible for the effective interest rate) that are paid or earned between contracting parties, transaction costs, and other premiums and discounts.

(20) Dividends

Dividends are recognized as liabilities during in the month it is approved by the shareholder.

(21) Employee benefits

1) Short-term employee benefits

The Group recognizes the undiscounted amount of short-term employee benefits expecting payment in exchange for the services when the employee renders services. Also, the Group recognizes expenses and liabilities in the case of accumulating compensated absences, when the employees render service that they are entitled to future compensated absences. Though the Group may have no legal obligation to pay a bonus, considering some cases, the Group has a practice of paying bonuses. In such cases, the Group has a constructive obligation, and thus the Group recognizes expenses and liabilities when employees render service.

2) Retirement benefits

The Group operates defined benefit plans. Generally, defined benefit plans are based on factors such as the age, years of service, and salary.

For defined benefit plans, the liability recognized in the statements of financial position is the present value of the current defined benefit obligation at the date of the statements of financial position, less the fair value of plan assets, adjusted for unrecognized past service cost.

The defined benefit obligation is calculated on an annual basis by independent actuaries according to the projected unit credit method. The present value of defined benefit obligations is expressed in a currency in which retirement benefits will be paid and is calculated by discounting expected future cash outflows with the interest rate of high quality corporate bonds which maturity is similar to the payment date of retirement benefit obligations.

Actuarial gains and losses arising from the difference between changes in actuarial assumptions and what has actually occurred are recognized in net income in the period in which they occur.

Past service cost is reflected immediately in net income. However, past service cost is recognized as an expense on a straight-line basis over the vesting period when changes in retirement pension plan continues to require employees to remain on work duties during the vesting period.

3) Termination benefits

Termination benefits are paid when employment is terminated by the Group before the normal retirement date or an employee accepts voluntary retirement in exchange for benefits. The Group recognizes termination benefits when employment is terminated based on detailed formal plans or voluntary retirement is encouraged, providing termination benefits. Termination benefits are discounted at present value when they are due more than 12 months after the reporting date.

4) Profit-sharing and bonus plan

The Group recognizes appropriate provisions and expenses considering profits related shareholders of the Group after adjusting a specific sum of amounts. The Group recognizes contractual obligations and obligations as a result of a past practice as provisions.

(22) Income tax expense

Income tax comprises current tax and deferred tax. Income tax is recognized in net income except to the extent that it relates to items recognized in other comprehensive income or directly in equity.

Current tax expenses are calculated based on the basis of tax laws that have been enacted by the reporting date or substantively enacted in the countries where the Group operates and generates taxable income.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. However, the Group does not recognize deferred tax arising on the initial recognition of an asset or a liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither accounting profit nor taxable profit. Deferred taxes are determined using tax rates and laws that have been enacted by the reporting date – the date when the relevant deferred tax assets are realized and the deferred tax liabilities are settled – or substantially enacted.

Deferred income tax assets are recognized if future taxable profits are probable so that the temporary differences can be used.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention either to settle the balances on a net basis or to realize the asset and settle the liability simultaneously.

(23) Origination fees and costs

The commission, which is part of the effective interest rate of loans, is accounted for deferred origination fees. Incremental cost related to the acquisition or disposal is accounted for deferred origination costs, and it is amortized on the effective interest method and included in interest revenues on loans.

(24) Loan sales

When the Group disposes of loans based on valuations performed by a third party independent specialist (institution) using a reasonable and rational method, the difference between the book value and the selling price is recognized disposal gains and losses.

(25) Earnings per share (“EPS”)

Basic earnings per share is calculated by earnings subtracting the dividends paid to holders of preferred stock and hybrid securities from the net income attributable to ordinary shareholders from the statements of comprehensive income and dividing by the weighted average number of common shares outstanding. Diluted EPS is calculated by adjusted earnings and number of shares for the effects of all dilutive potential common shares.

(26) Others

1) Reclassification of gains (losses) on beneficiary certificates

For the year ended December 31, 2010 and the six months ended June 30, 2011, The Group had classified its dividends from beneficiary certificates and gains (losses) on disposal of beneficiary certificates as other interest income on beneficiary certificates. Subsequent to the period, the Group changed its classification for the dividends to dividend income on beneficiary certificates and gains (losses) on disposal of beneficiary certificates to and gains (losses) of disposal of AFS, respectively.

The effects of change for six months ended June 30, 2010 and for the six months ended June 30, 2011 are as follows (Korean Won in millions):

	June 30, 2011						June 30, 2010
	Before change		change		After change		Before change		change		After change
Net interest income	￦	252,625	￦	(3,125)	￦	249,500	￦	232,157	￦	(4,964)	￦	227,193
Dividend income		12,894		3,072		15,966		9,792		4,542		14,334
Gain (loss) on AFS financial assets		(868)		53		(815)		9,115		422		9,537

As a result of the reclassification as discussed above, the Group retroactively adjusted the financial statements for the prior period and such reclassification did not have an effect on net assets and net income of the Group.

2) Change in the recognition of gains (losses) on transactions of derivatives

As for the application of previous generally accepted accounting principles in the republic of Korea (“K-GAAP”) , the Group recorded gains (losses) on transactions of derivatives that For the year ended December 31, 2010, the Group recognized gains (losses) on transactions of derivatives such as interest swap, currency swap and commodity swap based on the gross amount of the assets (liabilities) and the settlement amount, respectively. The Group changed its recognition of gains (losses) on such transactions based on the net of the assets (liabilities) and settlement amount.

As a result of the changes, gains and losses on transactions of derivatives are decreased amount to ￦41 million. Such changes did not have an effect on net assets and net income of the Group.

3) Change in accounting policies for interest rate swap derivatives

For interest rate swap derivatives, the Group considered gain or loss on valuation of derivatives net income as trading purpose and the Group has recognized profit or loss of the year until 2nd quarter of this fiscal year, but later, the Group decided that the interest rate swap derivatives meet the requirement application of cash flow hedge accounting, hence accounting treatment has been applied prospectively during this fiscal year.

Gain or loss on valuation of derivatives recognized as other comprehensive income or loss is (-)￦4,217 million due to the change.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS:

The significant accounting estimates and assumptions are continually evaluated and are based on historical experience and various factors including expectations of future events that are considered to be reasonable. Actual results can differ from those estimates based on such definitions. The following are the accounting estimates and assumptions that have a significant risk of causing changes to the carrying amounts of assets and liabilities within the next accounting period.

(1)	Fair value of financial instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses its judgment to select a variety of valuation techniques and make assumptions based on market conditions existing at the end of each reporting period.

(2)	Impairment loss on financial assets

The Group individually recognizes an impairment loss on financial assets by assessing the occurrence of loss events or it assesses impairment for a group of financial assets with similar credit risk characteristics. Impairment loss for financial assets is the difference between such assets’ carrying value and the present value of estimated recoverable cash flows. The estimation of future cash flows requires management judgment.

4.	RISK MANAGEMENT:

The Group’s operating activity is exposed to various financial risks; hence, the Group is required to analyze and assess the level of complex risks, determine the level of risks to be accepted, and manage the risks.

The Group’s risk management procedure is set for improvement in the quality of assets held and investments by making a decision about how to avoid or mitigate risks through the identification of the cause of the potential risk and its scope.

The Group takes the approach to minimize the risk and maximize the profit by managing the risks acceptable to the Group and eliminating the excessive risks of financial instruments. For this, the following procedures are performed: risk recognition, measurement and assessment, control, and monitoring and reporting.

The risk is managed by the risk management department based on the Group’s policy. The Risk Management Committee of the Group makes the decision on the risk strategy such as avoidance of concentration on capital at risk and establishment of acceptable level of risk limit.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the credit risk exposure to a permissible degree and to optimize the rate of return considering such credit risk.

1) Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty and the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Group utilizes credit grades derived using statistical methods.

2) Credit line management

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company and industry and monitors obligors’ credit line, total exposures and loan portfolios when approving the loan.

3) Credit risk mitigation

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method acknowledged by BASEL II standards to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

4) Maximum exposure to credit risk

The maximum exposures of financial instruments, excluding equity securities, to credit risk are as follow (Korean Won in millions):

		December 31, 2011		December 31, 2010		January 1, 2010
Loans and receivables	Government	￦	195,672	￦	257,484	￦	177,755
	Banks		893,239		1,242,408		753,619
	Corporation		7,580,539		6,465,236		6,167,038
	Consumer		4,746,345		4,273,681		4,504,197

	Sub-total		13,415,795		12,238,809		11,602,609

Financial assets at FVTPL	Short-term debt securities		7,500		39,773		11,885
	Derivative assets		1,130		5,806		19,671

	Designated financial assets at FVTPL		360,442		346,814		301,326

	Sub-total		369,072		392,393		332,882

AFS financial assets	AFS debt securities		871,180		1,065,064		1,630,678
HTM financial assets	HTM debt securities		2,480,702		2,130,773		1,792,863
Off-balance	Guarantees (*1)		518,092		855,555		427,506
	Loan commitments (*2)		2,624,155		2,410,914		2,288,907

	Sub-total		3,142,247		3,266,469		2,716,413

	Total	￦	20,278,996	￦	19,093,508	￦	18,075,445

(*1)	As of December 31, 2011 December 31, 2010, and January 1, 2010, maximum amount of exposures for marginal guarantee are; ￦10,414 million, ￦19,841 million, and ￦9,917 million deducted for provision for guarantee, and ￦528,506 million , ￦875,396 million and ￦437,423 million for total amounts before deducting provisions.
(*2)	As of December 31, 2011, December 31, 2010 and January 1, 2010, maximum amount of exposure for marginal loan commitment are; ￦6,533 million, ￦7,271 million, and ￦19,350 million for provisions of undrawn commitment , and ￦2,630,688 million, ￦2,418,185 million and ￦2,308,257 million for total amounts before deducting provisions.

5) Credit risk of loans and receivables

The credit risk of loans and receivables by loan conditions are as follows (Unit: Korean Won in millions):

	December 31, 2011
	Korean treasury and government agencies		Banks		Corporates		Consumers		Total
Loans and receivables neither overdue nor impaired	￦	195,946	￦	895,288	￦	7,556,801	￦	4,723,864	￦	13,371,899
Loans and receivables overdue but not impaired		12		1		15,610		24,251		39,874
Impaired loans and receivables		—		—		180,269		13,997		194,266

Gross loans		195,958		895,289		7,752,680		4,762,112		13,606,039

Provisions for credit losses		286		2,050		172,141		15,767		190,244

Total, net	￦	195,672	￦	893,239	￦	7,580,539	￦	4,746,345	￦	13,415,795

	December 31, 2010
	Korean treasury and government agencies		Banks		Corporates		Consumers		Total
Loans and receivables neither overdue nor impaired	￦	258,017	￦	1,243,218	￦	6,418,682	￦	4,236,887	￦	12,156,804
Loans and receivables overdue but not impaired		1		3		62,201		30,580		92,785
Impaired loans and receivables		—		—		203,298		18,088		221,386

Gross loans		258,018		1,243,221		6,684,181		4,285,555		12,470,975

Provisions for credit losses		534		813		218,945		11,874		232,166

Total, net	￦	257,484	￦	1,242,408	￦	6,465,236	￦	4,273,681	￦	12,238,809

	January 1, 2010
	Korean treasury and government agencies		Banks		Corporates		Consumers		Total
Loans and receivables neither overdue nor impaired	￦	178,319	￦	752,193	￦	6,187,072	￦	4,465,248	￦	11,582,832
Loans and receivables overdue but not impaired		—		—		26,455		38,522		64,977
Impaired loans and receivables		—		—		131,366		16,397		147,763

Gross loans		178,319		752,193		6,344,893		4,520,167		11,795,572

Provisions for credit losses		564		(1,426)		177,855		15,970		192,963

Total, net	￦	177,755	￦	753,619	￦	6,167,038	￦	4,504,197	￦	11,602,609

a) Credit quality of loans and receivables (neither overdue nor impaired)

The Group manages its loans and receivables that are neither overdue nor impaired through an internal rating system. The value of collateral held is the collateral-allocated amount used when calculating the respective provisions for credit losses. Segregation of credit quality is as follows (Unit: Korean Won in millions):

	December 31, 2011
	Korean treasury and government agencies		Banks		Corporates								Consumers		Total
					General business		Small and medium sized enterprise		Project financing		Sub-total
Investment grade (*1)	￦	195,660	￦	893,238	￦	1,973,437	￦	1,616,389	￦	679,461	￦	4,269,287	￦	4,194,137	￦	9,552,322
Non-investment grade (*2)		—		—		1,022,343		1,981,569		197,673		3,201,585		521,850		3,723,435

Total	￦	195,660	￦	893,238	￦	2,995,780	￦	3,597,958	￦	877,134	￦	7,470,872	￦	4,715,987	￦	13,275,757

Value of collateral	￦	—	￦	—	￦	2,220,659	￦	3,942,840	￦	587,418	￦	6,750,917	￦	3,958,162	￦	10,709,079

	December 31, 2010
	Korean treasury and government agencies		Banks		Corporates								Consumers		Total
					General business		Small and medium sized enterprise		Project financing		Sub-total
Investment grade (*1)	￦	257,484	￦	1,242,405	￦	1,500,608	￦	1,226,142	￦	397,797	￦	3,124,547	￦	3,723,002	￦	8,347,438
Non-investment grade (*2)		—		—		883,902		1,872,523		413,677		3,170,102		509,714		3,679,816

Total	￦	257,484	￦	1,242,405	￦	2,384,510	￦	3,098,665	￦	811,474	￦	6,294,649	￦	4,232,716	￦	12,027,254

Value of collateral	￦	—	￦	—	￦	2,173,476	￦	3,466,681	￦	571,108	￦	6,211,265	￦	3,567,527	￦	9,778,792

	January 1, 2010
	Korean treasury and government agencies		Banks		Corporates								Consumers		Total
					General business		Small and medium sized enterprise		Project financing		Sub-total
Investment grade (*1)	￦	177,755	￦	753,619	￦	1,239,043	￦	922,062	￦	294,952	￦	2,456,057	￦	4,078,791	￦	7,466,222
Non-investment grade (*2)		—		—		1,349,579		1,617,416		610,941		3,577,936		376,690		3,954,626

Total	￦	177,755	￦	753,619	￦	2,588,622	￦	2,539,478	￦	905,893	￦	6,033,993	￦	4,455,481	￦	11,420,848

Value of collateral	￦	—	￦	—	￦	2,364,683	￦	3,051,109	￦	713,147	￦	6,128,939	￦	3,685,096	￦	9,814,035

(*1)	Classified from AAA to BBB for corporates, from level 1 to level 6 for consumers by the internal credit rating
(*2)	Classified from BBB- to C for corporates, from level 7 to level 10 for consumers by the internal credit rating

The Group recognized an provision for credit losses, for loans and receivables neither overdue nor impaired, in the amount of ￦96,142 million, ￦129,550 million and ￦161,984 million as of December 31, 2011, December 31, 2010 and January 1, 2010, respectively, which is deducted from the loans and receivables that are not overdue or impaired.

b) Aging analysis of loans and receivables (overdue but not impaired)

Aging analysis of loans and receivables that are overdue but not impaired are as follows:

The value of collateral held is the collateral-allocated amount used when calculating the respective provisions for credit losses (Unit: Korean Won in millions).

	December 31, 2011
Overdue	Korean treasury and government agencies		Banks		Business								Consumers		Total
					General business		Small and medium sized enterprise		Project financing		Sub-total
Less than 30 days	￦	12	￦	1	￦	2,660	￦	9,704	￦	—	￦	12,364	￦	15,977	￦	28,354
30~60 days		—		—		83		2,202		—		2,285		4,192		6,477
60~90 days		—		—		—		471		—		471		2,032		2,503

Total		12		1		2,743		12,377		—		15,120		22,201		37,334

Value of collateral	￦	—	￦	—	￦	200	￦	12,173	￦	—	￦	12,373	￦	17,382	￦	29,755

	December 31, 2010
Overdue	Korean treasury and government agencies		Banks		Business								Consumers		Total
					General business		Small and medium sized enterprise		Project financing		Sub-total
Less than 30 days	￦	1	￦	3	￦	9,815	￦	25,478	￦	8,326	￦	43,619	￦	22,170	￦	65,793
30~60 days		—		—		2,554		11,968		—		14,522		4,765		19,287
60~90 days		—		—		75		401		—		476		2,006		2,482

Total		1		3		12,444		37,847		8,326		58,617		28,941		87,562

Value of collateral	￦	—	￦	—	￦	10,498	￦	37,163	￦	—	￦	47,661	￦	24,179	￦	71,840

	January 1, 2010
Overdue	Korean treasury and government agencies		Banks		Business								Consumers		Total
					General business		Small and medium sized enterprise		Project financing		Sub-total
Less than 30 days	￦	—	￦	—	￦	1,880	￦	11,680	￦	6,856	￦	20,415	￦	26,949	￦	47,365
30~60 days		—		—		232		2,383		—		2,615		6,859		9,474
60~90 days		—		—		134		1,794		—		1,928		2,448		4,376

Total		—		—		2,246		15,857		6,856		24,958		36,257		61,215

Value of collateral	￦	—	￦	—	￦	435	￦	15,813	￦	7,600	￦	23,849	￦	30,240	￦	54,089

The Group recognized an provisions for credit losses, for loans and receivables that are overdue but not impaired, in the amount of ￦2,540 million, ￦5,223 million and ￦3,762 million as of December 31, 2011, 2010 and January 1, 2010, respectively, which is deducted from the loans and receivables that are overdue but not impaired.

c) Impaired loans and receivables

Impaired loans and receivables are as follows (Unit: Korean Won in millions):

The collateral value held is recoverable amount used when calculating the respective provision for loan loss.

	December 31, 2011
State of impairment	Korean treasury and government agencies		Banks		Corporates								Consumers		Total
					General business		Small and medium sized enterprise		Project financing		Sub-total
Impaired loans and receivables	￦	—	￦	—	￦	42,009	￦	20,489	￦	32,049	￦	94,547	￦	8,157	￦	102,704
Value of collateral		—		—		77,002		38,808		35,526		151,336		11,406		162,742

	December 31, 2010
State of impairment	Korean treasury and government agencies		Banks		Corporates								Consumers		Total
					General business		Small and medium sized enterprise		Project financing		Sub-total
Impaired loans and receivables	￦	—	￦	—	￦	38,586	￦	28,126	￦	45,258	￦	111,970	￦	12,025	￦	123,995
Value of collateral		—		—		37,213		31,883		86,540		155,636		14,607		170,243

	January 1, 2010
State of impairment	Korean treasury and government agencies		Banks		Corporates								Consumers		Total
					General business		Small and medium sized enterprise		Project financing		Sub-total
Impaired loans	￦	—	￦	—	￦	70,338	￦	37,749	￦	—	￦	108,086	￦	12,459	￦	120,545
Value of collateral		—		—		49,587		46,734		—		96,320		13,861		110,181

The Group recognized an provision for credit losses, for impaired loans and receivables, in the amount of ￦91,562 million, ￦97,391 million and ￦27,218 million as of December 31, 2011, December 31, 2010 and January 1, 2010, respectively, which deducted from the impaired loans and receivables.

6) Credit quality of debt securities

The Group manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution (“ECAI”)’s rating is as follows (Unit: Korean Won in millions):

	December 31, 2011
Level	Held for trading		AFS securities		HTM securities		Total
(1) AAA	￦	—	￦	292,333	￦	998,387	￦	1,290,720
(2) AA+ ~ AA-		7,500		178,793		680,672		866,965
(3) BBB+ ~ A-		360,442		400,053		801,643		1,562,138
(4) BBB- under		—		—		—		—
(5) Bankruptcy		—		—		—		—

Total	￦	367,942	￦	871,179	￦	2,480,702	￦	3,719,823

	December 31, 2010
Level	Held for trading		AFS securities		HTM securities		Total
(1) AAA	￦	—	￦	94,425	￦	805,401	￦	899,826
(2) AA+ ~ AA-		39,773		478,144		503,878		1,021,795
(3) BBB+ ~ A-		346,814		492,494		821,494		1,660,802
(4) BBB- under		—		—		—		—
(5) Bankruptcy		—		—		—		—

Total	￦	386,587	￦	1,065,063	￦	2,130,773	￦	3,582,423

	January 1, 2010
Level	Held for trading		AFS securities		HTM securities		Total
(1) AAA	￦	—	￦	106,007	￦	472,992	￦	578,999
(2) AA+ ~ AA-		3,057		395,580		791,954		1,190,591
(3) BBB+ ~ A-		310,154		1,156,364		527,917		1,994,435
(4) BBB- under		—		—		—		—
(5) Bankruptcy		—		—		—		—

Total	￦	313,211	￦	1,657,951	￦	1,792,863	￦	3,764,025

(2) Market risk

Market risk is the possible risk of loss arising from trading activities in the volatility of market factors such as interest rates, stock prices, and foreign exchange rates. Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1) Market risk management

For trading activities, the Group avoids, bears or mitigates risks by identifying the underlying source of risks, measuring parameters and evaluating their appropriateness.

2) Market risk measurement

The Group uses both standard-based and internal model-based approach to measure market risk. A standard based risk measurement model is used to calculate individual market risk of owned capital while internal based risk measurement model is used to calculate general capital market risk and measure internal risk management. The Risk Management Committee allocates owned capital to market risk. The Risk Management department measures the Value at Risk (“VaR”, maximum losses) limit by department and risk factor and loss limit on a daily basis and reports regularly to the Risk Management committee.

3) Risk Control

At the beginning of each year, the Risk Management Committee establishes the VaR limit, loss limit and risk capital limit for its management purposes. Limit by investment desk/dealer is independently managed to the extent of the limit given to each departments of the Group and the limit by investment and loss cut is managed by risk management personnel with the department.

4) Sensitivity analysis of market risk

The Group performs sensitivity analysis for both trading and non-trading activities. For trading activities, the Group uses a VaR model which uses certain assumptions of possible fluctuations in market condition and, by conducting simulations of gains and losses, under which the model estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% credibility. In short, there exists a one percent possibility that the actual loss might exceed the predicted loss generated from the VaR’s calculation. The actual results are periodically monitored to examine the validity of the assumptions and variables and factors that are used in VaR’s calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For non-trading activities, the Group uses Net Interest Income (“NII”) and Net Present Value (“NPV”) calculated using the simulation method. NII is a profit based indicator for displaying the profit changes in short term due to the short term interest change. It will be estimated as subtracting the interest expenses of liabilities from the interest income of the assets. NPV is an indicator for displaying the risk in economical view according to the unfavorable changes related to the interest rate. It will be estimated as subtracting the present value of liabilities from the present value of the asset.

a) Trading activities

The minimum, maximum and average VaR for the year ended December 31, 2011, December 31, 2010 and 2009, respectively, and the VaR as of December 31, 2011 December 31, 2010, and January 1, 2010, respectively, are as follows (Unit: Korean Won in millions):

Risk factor	As of December 31, 2011		For the year ended December 31, 2011
			Average		Maximum		Minimum
Interest rate	￦	11	￦	25	￦	183	￦	1
Stock price		1		8		80		—
Foreign currencies		12		6		24		1
Commodity		—		—		—		—
Total risk		16		29		180		4

Risk factor	As of December 31, 2010		For the year ended December 31, 2010
			Average		Maximum		Minimum
Interest rate	￦	86	￦	73	￦	208	￦	23
Stock price		2		13		32		—
Foreign currencies		7		9		50		1
Commodity		—		—		—		—
Total risk		88		73		208		23

Risk factor	As of January 1, 2010		For the year ended December 31, 2009
			Average		Maximum		Minimum
Interest rate	￦	122	￦	124	￦	246	￦	44
Stock price		18		4		18		—
Foreign currencies		13		22		93		3
Commodity		—		—		—		—
Total risk		123		128		249		49

b) Non-trading activities

The NII and NPV calculated using the simulation method for the Group and scenario responding to the interest rate (“IR”) changes are as follows (Korean Won in millions):

Name of scenario	December 31, 2011				December 31, 2010				January 1, 2010
	NII		NPV		NII		NPV		NII		NPV
Base case	￦	447,463	￦	1,375,131	￦	447,553	￦	1,196,075	￦	442,128	￦	1,118,922
Base case (Prepay)		448,601		1,371,499		448,501		1,192,477		443,817		1,116,400
IR 100bp up		473,297		1,385,318		463,903		1,195,248		472,610		1,142,659
IR 100bp down		421,691		1,365,078		431,391		1,196,781		413,680		1,094,289
IR 200bp up		499,130		1,395,596		480,254		1,194,380		503,100		1,165,579
IR 200bp down		392,447		1,355,216		410,610		1,197,258		381,759		1,068,669
IR 300bp up		524,964		1,405,930		496,604		1,193,535		533,572		1,187,748
IR 300bp down		358,600		1,345,644		382,793		1,197,388		343,208		1,041,959

5) Other market risk

a) Interest rate risk

The Group estimates and manages risks related to changes in interest rate due to the difference in the sensitivity of interest-yielding assets and the sensitivity of liabilities. Cash flows of principal amounts and interests from interest bearing assets and liabilities by repricing date are as follows (Unit: Korean Won in millions):

		December 31, 2011
		Within 3 months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 5 years		5 years ~		Total
Asset	Financial assets at FVTPL	￦	—	￦	—	￦	—	￦	—	￦	51,886	￦	313,428	￦	365,314
	Loans and receivables		9,468,730		1,400,124		700,292		373,460		902,464		234,191		13,079,261
	AFS financial assets		218,999		266,456		108,373		94,059		333,556		45,579		1,067,022
	HTM financial assets		185,149		43,712		142,960		147,324		2,161,155		48,333		2,728,633

	Total	￦	9,872,878	￦	1,710,292	￦	951,625	￦	614,843	￦	3,449,061	￦	641,531	￦	17,240,230

Liability	Deposits due to customers	￦	5,622,574	￦	2,202,257	￦	1,441,410	￦	1,520,392	￦	1,630,402	￦	19,690	￦	12,436,725
	Borrowings		1,102,038		268,958		334,852		321,863		833,065		205,925		3,066,701
	Debentures		116,454		12,786		12,819		12,712		657,757		297,689		1,110,217

	Total	￦	6,841,066	￦	2,484,001	￦	1,789,081	￦	1,854,967	￦	3,121,224	￦	523,304	￦	16,613,643

		December 31, 2010
		Within 3 months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 5 years		5 years ~		Total
Asset	Financial assets at FVTPL	￦	—	￦	—	￦	—	￦	—	￦	56,265	￦	298,541	￦	354,806
	Loans and receivables		9,454,751		1,003,522		456,764		346,890		634,444		180,609		12,076,980
	AFS financial assets		29,253		69,158		80,951		196,107		865,479		2,996		1,243,944
	HTM financial assets		51,580		—		36,095		62,902		2,077,383		45,749		2,273,709

	Total	￦	9,535,584	￦	1,072,680	￦	573,810	￦	605,899	￦	3,633,571	￦	527,895	￦	15,949,439

Liability	Deposits due to customers	￦	5,780,395	￦	2,007,277	￦	1,191,830	￦	987,962	￦	1,538,593	￦	33,809	￦	11,539,866
	Borrowings		1,305,639		354,804		290,267		332,391		607,124		197,294		3,087,519
	Debentures		—		90,994		—		—		603,231		40,424		734,649

	Total	￦	7,086,034	￦	2,453,075	￦	1,482,097	￦	1,320,353	￦	2,748,948	￦	271,527	￦	15,362,034

		January 1, 2010
		Within 3 months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 5 years		5 years ~		Total
Asset	Financial assets at FVTPL	￦	—	￦	—	￦	—	￦	—	￦	52,224	￦	253,974	￦	306,198
	Loans and receivables		9,303,334		667,186		211,440		157,088		697,237		211,050		11,247,335
	AFS financial assets		95,797		354,754		104,633		28,112		765,401		3,404		1,352,101
	HTM financial assets		417,285		123,631		62,780		10,449		1,226,895		38,196		1,879,236

	Total	￦	9,816,416	￦	1,145,571	￦	378,853	￦	195,649	￦	2,741,757	￦	506,624	￦	14,784,870

Liability	Deposits due to customers	￦	5,494,896	￦	2,202,004	￦	1,136,003	￦	1,187,644	￦	1,346,505	￦	32,332	￦	11,399,384
	Borrowings		1,027,226		180,049		259,014		126,325		626,399		186,984		2,405,997
	Debentures		151,200		93,921		60,304		—		585,994		257,652		1,149,071

	Total	￦	6,673,322	￦	2,475,974	￦	1,455,321	￦	1,313,969	￦	2,558,898	￦	476,968	￦	14,954,452

Repricing date is defined as the date which interest rates of operational funds and procuring funds can be re-adjusted before the expiration date. Analysis based on interest expirations is used to analyze assets and liabilities that cause interest margins and interest costs. However, loans and receivable account that are not expected to have interest cash flow due to impairment and other circumstances are excluded from the analysis.

b) Currency risk

Currency risk occurs from the financial instrument denominated in a foreign currency other than the functional currency. Therefore, no currency risk occurs from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions and Korean Won in millions):

		December 31, 2011
		USD			JPY			CNY			EUR			Others		Total
		Foreign currency	Won equivalent		Foreign currency	Won equivalent		Foreign currency	Won equivalent		Foreign currency	Won equivalent		Won equivalent		Won equivalent
Asset	Loans and receivables	471,361	￦	543,621	41,632	￦	618,309	2,855	￦	521	33,032	￦	49,353	￦	3,142	￦	1,214,946

	AFS financial assets	50		58	—		—	—		—	—		—		—		58

	Total	471,411	￦	543,679	41,632	￦	618,309	2,855	￦	521	33,032	￦	49,353	￦	3,142	￦	1,215,004

Liability

	Deposits	14,299	￦	16,491	214	￦	3,184	2,402	￦	438	664	￦	992	￦	315	￦	21,420
	Borrowings	418,035		482,120	43,098		640,071	—		—	1,165		1,741		—		1,123,932

	Other financial liabilities	34,098		39,325	1,977		29,360	—		—	217		325		46		69,056

	Total	466,432	￦	537,936	45,289	￦	672,615	2,402	￦	438	2,046	￦	3,058	￦	361	￦	1,214,408

	Off-balance	94,820	￦	109,356	1,576	￦	23,403	—	￦	—	12,884	￦	19,250	￦	2,660	￦	154,669

		December 31, 2010
		USD			JPY			CNY			EUR			Others		Total
		Foreign currency	Won equivalent		Foreign currency	Won equivalent		Foreign currency	Won equivalent		Foreign currency	Won equivalent		Won equivalent		Won equivalent
Asset	Loans and receivables	439,769	￦	500,853	429,683	￦	600,302	2,776	￦	479	39,391	￦	59,622	￦	3,091	￦	1,164,347

	AFS financial assets	20,039		22,823	—		—	—		—	—		—		—		22,823

	Total	459,808	￦	523,676	429,683	￦	600,302	2,776	￦	479	39,391	￦	59,622	￦	3,091	￦	1,187,170

Liability

	Deposits	22,790	￦	25,956	906	￦	1,266	2,714	￦	468	418	￦	632	￦	1,059	￦	29,381
	Borrowings	507,659		578,172	355,828		497,120	—		—	45,614		69,041		231		1,144,564

	Other financial liabilities	7,645		8,707	348		486	—		—	408		618		—		9,811

	Total	538,094	￦	612,835	357,082	￦	498,872	2,714	￦	468	46,440	￦	70,291	￦	1,290	￦	1,183,756

	Off-balance	12,834	￦	14,616	6,999	￦	9,778	—	￦	—	545	￦	824	￦	—	￦	25,218

		January 1, 2010
		USD			JPY			CNY			EUR			Others		Total
		Foreign currency	Won equivalent		Foreign currency	Won equivalent		Foreign currency	Won equivalent		Foreign currency	Won equivalent		Won equivalent		Won equivalent
Asset	Loans and receivables	261,356	￦	305,159	44,981	￦	568,030	2,343	￦	401	20,827	￦	34,870	￦	3,120	￦	911,580

	AFS financial assets	49,458		57,747	—		—	—		—	—		—		—		57,747

	Total	310,814	￦	362,906	44,981	￦	568,030	2,343	￦	401	20,827	￦	34,870	￦	3,120	￦	969,327

Liability

	Deposits	42,196	￦	49,268	160	￦	2,016	1,938	￦	332	775	￦	1,297	￦	76	￦	52,989
	Borrowings	499,898		583,680	19,033		240,362	—		—	3,129		5,239		569		829,850
	Debentures	80,000		93,408	—		—	—		—	—		—		—		93,408
	Other financial liabilities	4,561		5,326	52		657	—		—	195		327		433		6,743

	Total	626,655	￦	731,682	19,245	￦	243,035	1,938	￦	332	4,099	￦	6,863	￦	1,078	￦	982,990

	Off-balance	72,411	￦	84,547	1,230	￦	15,530	—	￦	—	5,017	￦	8,400	￦	691	￦	109,168

(3) Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1) Liquidity risk management

Liquidity risk management is to prevent potential cash shortage as a result of mismatching the use of funds (liabilities) and sources of funds (assets) or unexpected cash outflows.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.); while maintaining the gap ratio at or below the set limit.

2) Maturity analysis of non-derivative financial liabilities

a) The Group’s maturity analysis of non-derivative financial liabilities, cash flows of principals and interests, by remaining contractual maturities are as follows (Unit: Korean Won in millions):

	December 31, 2011
	Within 3 Months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 5 years		5 years ~		Total
Deposits due to customers	￦	6,924,331	￦	1,859,387	￦	1,150,509	￦	2,237,011	￦	307,948	￦	48,584	￦	12,527,770
Borrowings		794,920		574,320		337,233		322,702		873,928		205,867		3,108,970
Debentures		116,454		12,786		12,819		12,712		657,731		210,689		1,023,191
Other financial liabilities		252,988		—		—		—		55,958		254,177		563,123

Total	￦	8,088,693	￦	2,446,493	￦	1,500,561	￦	2,572,425	￦	1,895,565	￦	719,317	￦	17,223,054

	December 31, 2010
	Within 3 months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 5 years		5 years ~		Total
Deposits due to customers	￦	7,550,110	￦	1,679,919	￦	891,231	￦	1,101,219	￦	295,342	￦	54,089	￦	11,571,910
Borrowings		999,767		352,891		219,507		405,408		597,317		539,675		3,114,565
Debentures		—		90,936		—		—		572,810		57,296		721,042
Other financial liabilities		199,257		—		—		—		2,365		262,048		463,670

Total	￦	8,749,134	￦	2,123,746	￦	1,110,738	￦	1,506,627	￦	1,467,834	￦	913,108	￦	15,871,187

	January 1, 2010
	Within 3 months		3 to 6 months		6 to 9 months		9 to 12 Months		1 to 5 years		5 years ~		Total
Deposits due to customers	￦	6,650,807	￦	1,909,790	￦	881,510	￦	1,736,275	￦	224,868	￦	47,929	￦	11,451,179
Borrowings		729,285		494,348		262,155		126,506		650,544		186,945		2,449,783
Debentures		148,828		—		60,304		93,905		563,857		165,652		1,032,546
Other financial liabilities		212,628		—		—		—		1,967		210,443		425,038

Total	￦	7,741,548	￦	2,404,138	￦	1,203,969	￦	1,956,686	￦	1,441,236	￦	610,969	￦	15,358,546

Above maturity analysis includes both principal and interest cash flows.

b) Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2011
	Within 3 months		3~6 months		6~9 months		9~12 months		1~5 years		5 years~		Total
Deposits due to customers	￦	7,352,148	￦	2,010,572	￦	1,169,116	￦	1,719,285	￦	308,211	￦	19,798	￦	12,579,130
Borrowings		794,920		574,320		337,233		322,702		873,928		205,867		3,108,970
Debentures		116,454		12,786		12,819		12,712		657,731		210,689		1,023,191
Other financial liabilities		252,988		—		—		—		55,958		254,177		563,123

Total	￦	8,516,510	￦	2,597,678	￦	1,519,168	￦	2,054,699	￦	1,895,828	￦	690,531	￦	17,274,414

	December 31, 2010
	Within 3 months		3~6 months		6~9 months		9~12 months		1~5 years		5 years~		Total
Deposits due to customers	￦	7,645,119	￦	1,700,655	￦	877,281	￦	1,028,665	￦	274,195	￦	33,748	￦	11,559,663
Borrowings		999,766		352,891		219,507		405,408		597,317		539,676		3,114,565
Debentures		—		90,936		—		—		572,810		57,296		721,042
Other financial liabilities		199,258		—		—		—		2,365		262,048		463,671

Total	￦	8,844,143	￦	2,144,482	￦	1,096,788	￦	1,434,073	￦	1,446,687	￦	892,768	￦	15,858,941

	January 1, 2010
	Within 3 months		3~6 months		6~9 months		9~12 months		1~5 years		5 years~		Total
Deposits due to customers	￦	6,956,571	￦	1,964,324	￦	888,453	￦	1,448,960	￦	200,046	￦	32,279	￦	11,490,633
Borrowings		729,285		494,348		262,155		126,506		650,544		186,945		2,449,783
Debentures		148,828		—		60,304		93,905		563,857		165,652		1,032,546
Other financial liabilities		212,628		—		—		—		1,967		210,443		425,038

Total	￦	8,047,312	￦	2,458,672	￦	1,210,912	￦	1,669,371	￦	1,416,414	￦	595,319	￦	15,398,000

Above maturity analysis includes both interest and principal cash flows by expected maturities.

d) Maturity analysis of off-balance sheet accounts is as follows (Unit: Korean Won in millions):

Guarantees and loan commitments like guarantees for debenture issuance and guarantees for loans which are financial guarantee provided by the Group have expiration dates. However, in case of request of transaction counterparty, the Group will carry out a payment immediately. Details of off-balance accounts are as follows (Unit: Korea Won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Guarantees	￦	528,506	￦	875,396	￦	437,423
Loan commitments		2,630,688		2,418,185		2,308,257

The above amounts are stated at gross of related provisions.

(5) Capital management

The Group follows the capital adequacy standard suggested by the Financial Supervisory. This standard is based on Basel II from 2004, which has been adopted in Korea since 2008. In accordance with banking regulations, the Group is required to maintain a minimum 8% of capital adequacy ratio for assets with high capital risk over 8%.

According to the Banking Supervision by Laws Enforcement, the entity’s capital can be clarified into two kinds.

•	Tier 1 capital (Basic capital): Basic capital consists of the capital, capital surplus, retained earnings, the Group’s non-controlling interest (hybrid capital security included), exchange differences in other accumulated comprehensive incomes.

•	Tier 2 capital (Supplement capital): Supplement capital includes revaluation reserves, gains on change in valuation of AFS securities, 45% of share of other comprehensive income on investment in associates, 70% of the existing revaluation gain of fixed assets of the retained earnings, subordinated term debt more than 5 years, the provision for credit losses under banking supervision regulations.

Risk Weighted Assets is the Group’s assets weighted according to credit risk; errors caused by internal process problems, external occasions and danger of the change in market. The Group calculates risk weighted assets to obey the banking supervisory’s detailed enforcement and BIS percentage to predict the equity capital by adding the basic and complementary capital total.

The Group makes measures to cope with certain level of loss caused by accumulating the equity capital that is exposed to the risk. The Group is testing and using not only the BIS percentage, which is the minimum regulation standard, but also it is using internal standards. An evaluation on capital adequacy is performed to calculate the gap between available capital and economic capital. In addition, analysis on emergent incidents and additional capital requirements are added and applied. The capital adequacy is evaluated for both supervisory and internal management purpose in accordance with the comparison of unexpected loss and the available capital. If the test result from internal capital adequacy shows lack of available capital, the Group is committed to expanding the equity capital and reinforcement of the risk management.

Details of the Group’s capital adequacy ratio as of December 31, 2011 based on K-IFRS are as follows (Unit: Korean Won in millions):

	December 31, 2011
Basic capital	￦	1,091,148
Supplement capital		642,361

	￦	1,733,509

Risk weighted assets	￦	12,566,087
Capital adequacy ratio		13.80%

5.	OPERATING SEGMENTS:

The Group’s reporting segment comprises consumer banking, corporate banking, investment banking, capital market, and headquarters and others. The reportable segments are classified based on the target customer for whom the service is being provided.

The details of operating segment are as follows (Unit: Korean Won in millions):

	December 31, 2011
	Consumer finance		Corporate finance		Capital market		Headquarters and others		Sub-total		Adjustment		Total
Assets	￦	3,185,663	￦	8,672,815	￦	5,325,752	￦	846,197	￦	18,030,427	￦	(58)	￦	18,030,369
Liabilities		6,597,659		6,338,123		2,103,133		1,774,563		16,813,478		23		16,813,501

	December 31, 2010
	Consumer finance		Corporate finance		Capital market		Headquarters and others		Sub-total		Adjustment		Total
Assets	￦	5,546,307	￦	6,619,605	￦	4,769,445	￦	353,046	￦	17,288,403	￦	(447,397)	￦	16,841,006
Liabilities		9,393,298		3,687,295		2,840,967		362,147		16,283,707		(570,102)		15,713,605

	January 1, 2010
	Consumer finance		Corporate finance		Capital market		Headquarters and others		Sub-total		Adjustment		Total
Assets	￦	5,506,897	￦	6,553,763	￦	4,254,224	￦	334,003	￦	16,648,887	￦	(453,460)	￦	16,195,427
Liabilities		8,712,045		3,872,351		2,788,625		326,409		15,699,430		(530,188)		15,169,242

The components of operating segment are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2011
	Consumer finance		Corporate finance		Capital market		Headquarters and others		Sub-total		Adjustment		Total
Net interest income
Interest income	￦	200,809	￦	502,813	￦	237,336	￦	19,148	￦	960,106	￦	(10,248)	￦	949,858
Interest expense		(169,176)		(182,779)		(57,586)		(40,184)		(449,725)		—		(449,725)
Inter-segment		175,244		(43,790)		(173,704)		42,250		—		—		—

Sub-total		206,877		276,244		6,046		21,214		510,381		(10,248)		500,133

Non-interest income
Non-interest income		24,903		27,138		77,245		30,906		160,192		5,699		165,891
Non-interest expense		(16,119)		(25,371)		(62,445)		(52,266)		(156,201)		1,497		(157,698)

Sub-total		8,784		1,767		14,800		(21,360)		(3,991)		4,202		8,193

Other expense
Administrative expense		(167,366)		(74,094)		(6,815)		(1,905)		(250,180)		(25,787)		(224,393)
Provisions		11		—		—		(87,798)		(87,787)		19,787		(107,574)

Sub-total		(167,355)		(74,094)		(6,815)		(89,703)		(337,967)		(6,000)		(331,967)

Operating income	￦	48,306	￦	203,917	￦	14,031	￦	(89,849)	￦	176,405	￦	(46)	￦	176,359

	For the year ended December 31, 2010
	Consumer finance		Corporate finance		Capital market		Headquarters and others		Sub-total		Adjustment		Total
Net interest income
Interest income	￦	295,961	￦	405,113	￦	197,718	￦	2,939	￦	901,731	￦	5,168	￦	906,899
Interest expense		(249,937)		(111,078)		(105,833)		(10,695)		(477,543)		(38,729)		(438,814)
Inter-segment		221,011		(103,746)		(116,801)		(464)		—		—		—

Sub-total		267,035		190,289		(24,916)		(8,220)		424,188		43,897		468,085

Non-interest income
Non-interest income		56,417		59,394		112,077		40,995		268,883		(14,088)		254,795
Non-interest expense		(35,036)		(20,939)		(115,651)		(40,545)		(212,171)		(22,310)		(234,481)
Inter-segment		8,612		(8,127)		—		(485)		—		—		—

Sub-total		29,993		30,328		(3,574)		(35)		56,712		(36,398)		20,314

Other expense
Administrative expense		(180,735)		(42,286)		(1,378)		—		(224,399)		29,174		(195,225)
Provisions		(22,108)		(124,297)		—		(505)		(146,910)		19,354		(127,556)

Sub-total		(202,843)		(166,583)		(1,378)		(505)		(370,309)		48,528		(322,781)

Operating income	￦	94,185	￦	54,034	￦	(29,868)	￦	(7,896)	￦	110,455	￦	55,163	￦	165,618

Information of Instruments and Services

The Group’s instrument may classified as interest instrument, non-interest instrument and other instrument, but these classifications were considered and recognized when defining disclosure account, hence profit from external customers by each instruments are not posted.

6.	CASH AND CASH EQUIVALENTS:

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Cash and checks	￦	160,413	￦	181,990	￦	148,307
Foreign currencies		14,654		12,125		8,887
Demand deposits		48,499		44,871		60,186
Fixed deposits		170,000		230,000		—

Total	￦	393,566	￦	468,986	￦	217,380

(2)	Material transactions not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the year ended December 31
	2011		2010
Changes in other comprehensive income of AFS securities	￦	323	￦	1,416
Changes in other comprehensive income of cash flow hedge		4,217		—

7.	FINANCIAL ASSETS AT FVTPL:

(1)	Details of financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Financial assets held for trading	￦	8,629	￦	45,579	￦	31,557

Securities in local currency:
Municipal bond		—		9,818		—
Financial institutions		7,500		29,955		5,907
Corporates		—		—		5,979

Sub-total		7,500		39,773		11,886

Derivatives instruments assets:
Interest rate derivatives		—		—		178
Currency derivatives		309		2,763		17,993
Equity derivatives		820		3,043		1,500

Sub-total		1,129		5,806		19,671

Designated financial assets at fair value through profit or loss:
Securitization securities		360,442		346,814		301,326

Total	￦	369,071	￦	392,393	￦	332,883

(2)	Financial assets designated to FVTPL as of December 31, 2011, December 31, 2010, and January 1, 2010 are as follows:

	December 31, 2011		December 31, 2010		January 1, 2010
Securitization securities	￦	360,442	￦	346,814	￦	301,326

Securitization securities were designated as at FVTPL, using fair value assessment options to avoid; measurement of assets or liabilities under different standards, recognition of profit or loss by different standards, or inconsistencies in measurement.

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS:

Details of AFS financial assets are as follows (Unit: Korean Won in millions):

	December 31, 2011
	Amortized cost		Unrealized gains		Unrealized losses		Fair value
AFS financial assets in local currency:
Debt securities:
Government bonds	￦	62,415	￦	—	￦	(160)	￦	62,255
Financial institution bonds		409,568		—		(697)		408,871
Corporate bonds		400,871		—		(875)		399,996

Sub-total		872,854		—		(1,732)		871,122

Equity securities:
Listed stock		19,359		8,618		—		27,977
Unlisted stock		77,066		1,637		—		78,703
Beneficiary certificates		128,101		635		—		128,736

Sub-total		224,526		10,890		—		235,416

Sub-total		1,097,380		10,890		(1,732)		1,106,538

AFS financial assets in foreign currency:
Debt securities		57		1		—		58

Sub-total		57		1		—		58

Total	￦	1,097,437	￦	10,891	￦	(1,732)	￦	1,106,596

	December 31, 2010
	Amortized cost		Unrealized gains		Unrealized losses		Fair value
AFS financial assets in local currency:
Debt securities:
Government bonds	￦	93,610	￦	815	￦	—	￦	94,425
Financial institution bonds		478,347		2,647		—		480,994
Corporate bonds		452,190		4,755		—		456,945
Others		9,860		17		—		9,877

Sub-total		1,034,007		8,234		—		1,042,241

Equity securities:
Listed stock		14,550		3,398		—		17,948
Unlisted stock		106,126		—		(16,956)		89,170
Beneficiary certificates		174,113		—		(5,818)		168,295

Sub-total		294,789		3,398		(22,774)		275,413

Sub-total		1,328,796		11,632		(22,774)		1,317,654

AFS financial assets in foreign currency:
Debt securities		23,074		—		(251)		22,823
Equity securities		1,425		—		(134)		1,291

Sub-total		24,499		—		(385)		24,114

Total	￦	1,353,295	￦	11,632	￦	(23,159)	￦	1,341,768

	January 1, 2010
	Amortized cost		Unrealized gains		Unrealized losses		Fair value
AFS financial assets in local currency:
Debt securities:
Government bonds	￦	56,951	￦	—	￦	(762)	￦	56,189
Financial institution bonds		445,659		—		(261)		445,398
Corporate bonds		572,425		2,425		—		574,850
Others		496,495		—		—		496,495

Sub-total		1,571,530		2,425		(1,023)		1,572,932

Equity securities:
Unlisted stock		113,667		—		(6,800)		106,867
Beneficiary certificates		218,922		80		—		219,002

Sub-total		332,589		80		(6,800)		325,869

Sub-total		1,904,119		2,505		(7,823)		1,898,801

AFS financial assets in foreign currency:
Debt securities		62,062		—		(4,315)		57,747
Equity securities		1,823		1,028		—		2,851

Sub-total		63,885		1,028		(4,315)		60,598

Total	￦	1,968,004	￦	3,533	￦	(12,138)	￦	1,959,399

9.	HELD-TO-MATURITY FINANCIAL ASSETS:

Details of HTM financial assets are as follows (Unit: Korean Won in millions):

	December 31, 2011
	Amortized cost		Unrealized gains		Unrealized losses		Fair value
In local currency:
Government bonds	￦	1,480,751	￦	121,332	￦	—	￦	1,602,083
Financial institution bonds		198,308		8,476		—		206,784
Corporate bonds		801,643		24,983		—		826,626

Total	￦	2,480,702	￦	154,791	￦	—	￦	2,635,493

	December 31, 2010
	Amortized cost		Unrealized gains		Unrealized losses		Fair value
In local currency:
Government bonds	￦	1,120,480	￦	76,240	￦	—	￦	1,196,720
Financial institution bonds		188,800		9,536		—		198,336
Corporate bonds		821,493		29,787		—		851,280

Total	￦	2,130,773	￦	115,563	￦	—	￦	2,246,336

	January 1, 2010
	Amortized cost		Unrealized gains		Unrealized losses		Fair value
In local currency:
Government bonds	￦	539,631	￦	23,508	￦	—	￦	563,139
Financial institution bonds		725,315		10,533		—		735,848
Corporate bonds		527,917		8,079		—		535,996

Total	￦	1,792,863	￦	42,120	￦	—	￦	1,834,983

10.	LOANS AND RECEIVABLES:

(1)	Details of loans and receivables are as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Due from banks	￦	990,501	￦	1,033,684	￦	520,988
Provisions for credit losses		(1,624)		(598)		(280)

Sub-total		988,877		1,033,086		520,708

Loans		12,615,537		11,432,722		11,274,704
Provisions for credit losses		(188,619)		(226,999)		(192,803)

Sub-total		12,426,918		11,205,723		11,081,901

Total	￦	13,415,795	￦	12,238,809	￦	11,602,609

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Due from banks in local currency:
Due from the Bank of Korea	￦	402,405	￦	298,222	￦	425,204
Due from the Bank of Deposit		485,000		590,000		44,626
Due from nonmonetary institutions		90,304		129,980		20,974
Others		595		189		2,758
Provisions for credit losses		(1,471)		(430)		(157)

Sub-total		976,833		1,017,961		493,405

Due from banks in foreign currencies:
Due from banks on demand		12,197		15,293		27,426
Provisions for credit losses		(153)		(168)		(123)

Sub-total		12,044		15,125		27,303

Total	￦	988,877	￦	1,033,086	￦	520,708

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

Financial institution	December 31, 2011		December 31, 2010		January 1, 2010		Reason of restriction
Due from banks in local currency:
The Bank of Korea	￦	402,405	￦	288,222	￦	425,204	BOK Act, article 56
Korea Exchange		250		125		125	Korea Exchange Membership Management Regulation, Article 23

Sub-total		402,655		288,347		425,329

Due from banks in foreign currencies:
The Bank of Korea		12,197		15,293		27,426	BOK Act, article 56

Sub-total		12,197		15,293		27,426

Total	￦	414,852	￦	303,640	￦	452,755

(4)	Details of loans and other receivables are as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Loans to enterprises:
Working capital	￦	4,523,613	￦	4,263,126	￦	4,490,183
Facilities and equipment		2,572,550		2,163,359		1,847,203

Sub-total		7,096,163		6,426,485		6,337,386

Loans to households:
General purpose		1,800,114		1,859,411		1,971,399
Housing		1,337,556		829,670		706,253
Other		214		386		641

Sub-total		3,137,884		2,689,467		2,678,293

Loans to public sector and other:
Working capital		224,332		182,033		198,049
Facilities and equipment		183,167		141,864		121,995

Sub-total		407,499		323,897		320,044

Provisions for credit losses		(146,642)		(186,940)		(154,437)

Inter-bank		155,417		172,236		176,069

Loans in foreign currencies:
Loans in foreign currencies		616,755		597,002		577,521
Provisions for credit losses		(10,536)		(6,922)		(5,869)

Sub-total		606,219		590,080		571,652

Domestic banker’s usance:
Domestic banker’s usance		149,417		179,189		53,231
Provision for credit losses		(1,416)		(4,371)		(1,357)

Sub-total		148,001		174,818		51,874

Credit card accounts:
Credit card accounts		177,590		156,106		149,317
Provision for credit losses		(2,876)		(3,302)		(7,705)

Sub-total		174,714		152,804		141,612

Bills bought in foreign currencies:
Bills bought in foreign currencies		231,898		262,888		193,386
Provision for credit losses		(4,062)		(8,664)		(11,179)

Sub-total		227,836		254,224		182,207

Bills bought in local currency:
Bills bought in local currency		52		2,044		4,437
Provision for credit losses		(2)		(161)		(208)

Sub-total		50		1,883		4,229

Advances for customers:
Advances for customers		1,742		3,265		217
Provision for credit losses		(166)		(1,827)		(8)

Sub-total		1,576		1,438		209

Privately placed bonds:
Privately placed bonds		23,140		63,139		178,540
Provision for credit losses		(5,495)		(8,352)		(6,914)

Sub-total		17,645		54,787		171,626

	December 31, 2011		December 31, 2010		January 1, 2010
Backed loans:
Backed loans		26,031		33,545		33,645
Provisions for credit losses		(16,806)		(3,858)		(4,959)

Sub-total		9,225		29,687		28,686

Others:
Deferred loan origination fees and costs		1,994		(956)		(2,825)

Call loans:		74,513		42,342		29,201

Bonds purchased under resale agreements:		80,000		190,000		270,000

Other receivables:
Accounts receivables		98,904		17,619		10,933
Accrued income		144,667		118,947		80,787
Provisions for credit losses		(558)		(2,352)		(70)
Guarantee deposits		58,956		55,746		55,913
Provisions for credit losses		(1,902)		(1,798)		(2,225)
Other assets		134,817		101,559		130,834
Provisions for credit losses		(60)		(250)		(97)

Other receivables – total		434,824		289,471		276,075

Total	￦	12,426,918	￦	11,205,723	￦	11,081,901

(5)	Changes in the provisions for credit losses on loans and receivables are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2011		For the year ended December 31, 2010
Beginning balance	￦	227,597	￦	193,083
Provisions for credit losses		101,904		142,066
Recoveries of written-off loans		19,472		15,214
Charge-off		(116,933)		(101,451)
Sales of loans and others		(31,856)		(10,011)
Other sales		(9,941)		(11,304)

Ending balance	￦	190,243	￦	227,597

11.	THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES:

The Group classified and discloses fair value of the financial instruments into the following three-level hierarchy:

•	Level 1: fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).

•	Level 3: fair value measurements are those derived from valuation technique that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(1)	Fair value hierarchy of financial assets and liabilities measured at current fair value is as follows (Korean Won in millions):

	December 31, 2011
	Level 1		Level 2		Level 3		Total
Financial assets:
Financial assets at FVTPL
Financial assets held for trading:
Debt securities
Financial institutions	￦	—	￦	7,500	￦	—	￦	7,500
Derivatives instruments assets
Currency derivatives		—		309		—		309
Equity derivatives		—		821		—		821

Sub-total		—		8,630		—		8,630

Designated financial assets at FVTPL
Securitization Securities		—		360,442		—		360,442

Sub-total		—		369,072		—		369,072

AFS financial assets:
Debt securities
Korean treasury and government agencies		50,270		11,985		—		62,255
Corporates		—		400,054		—		400,054
Financial institutions		—		408,871		—		408,871

Sub-total		50,270		820,910		—		871,180

Equity securities		3,130		—		103,550		106,680
Beneficiary certificates		—		128,736		—		128,736

Sub-total		53,400		949,646		103,550		1,106,596

Total	￦	53,400	￦	1,318,718	￦	103,550	￦	1,475,668

Financial liabilities:
Financial liabilities at trading securities:
Derivatives instruments liabilities:
Currency derivatives	￦	—	￦	51	￦	—	￦	51
Interest rate derivatives		—		121		—		121
Equity derivatives		—		821		—		821

Sub-total		—		993		—		993

Total	￦	—	￦	993	￦	—	￦	993

	December 31, 2010
	Level 1		Level 2		Level 3		Total
Financial assets:
Financial assets at FVTPL
Financial assets held for trading:
Debt securities:
Korean treasury and government agencies	￦	9,818	￦	—	￦	—	￦	9,818
Financial institutions		—		29,955		—		29,955
Derivatives instruments assets
Currency derivatives		—		2,763		—		2,763
Equity derivatives		—		3,043		—		3,043

Sub-total		9,818		35,761		—		45,579

Designated financial assets at FVTPL
Securitization Securities		—		346,814		—		346,814

Sub-total		9,818		382,575		—		392,393

AFS financial assets:
Debt securities
Korean treasury and government agencies		30,531		63,894		—		94,425
Corporates		—		478,205		1,563		479,768
Financial institutions		—		480,994		—		480,994
Others		—		9,877		—		9,877

Sub-total		30,531		1,032,970		1,563		1,065,064

Equity securities		5,884		—		102,525		108,409
Beneficiary certificates		—		168,295		—		168,295

Sub-total		36,415		1,201,265		104,088		1,341,768

Total	￦	46,233	￦	1,583,840	￦	104,088	￦	1,734,161

Financial liabilities:
Financial liabilities at trading securities:
Derivatives instruments liabilities:
Currency derivatives	￦	—	￦	4,780	￦	—	￦	4,780
Interest rate derivatives		—		16,649		—		16,649
Equity derivatives		—		3,039		—		3,039

Sub-total		—		24,468		—		24,468

Total	￦	—	￦	24,468	￦	—	￦	24,468

	January 1, 2010
	Level 1		Level 2		Level 3		Total
Financial assets:

Financial assets at FVTPL
Financial assets held for trading:
Debt securities:
Corporates	￦	—	￦	5,979	￦	—	￦	5,979
Financial institutions		—		5,907		—		5,907
Derivatives instruments assets
Currency derivatives		—		17,993		—		17,993
Interest rate derivatives		—		178		—		178
Equity derivatives		—		1,500		—		1,500

Sub-total		—		31,557		—		31,557

Designated financial assets at FVTPL
Securitization Securities				301,326		—		301,326

Sub-total		—		332,883		—		332,883

AFS financial assets:
Debt securities
Korean treasury and government agencies		30,352		25,837		—		56,189
Corporates		—		621,996		10,601		632,597
Financial institutions		—		445,398		—		445,398
Others		—		496,495		—		496,495

Sub-total		30,352		1,589,726		10,601		1,630,679

Equity securities		3,243		—		106,475		109,718
Beneficiary certificates		—		219,002		—		229,002

Sub-total		33,595		1,808,728		117,076		1,959,399

Total	￦	33,595	￦	2,141,611	￦	117,076	￦	2,292,282

Financial liabilities:
Financial liabilities at trading securities:
Derivatives instruments liabilities:
Currency derivatives	￦	—	￦	7,067	￦	—	￦	7,067
Interest rate derivatives		—		9,986		—		9,986
Equity derivatives		—		1,484		—		1,484
Credit derivatives		—		20		—		20

Sub-total		—		18,557		—		18,557

Total	￦	—	￦	18,557	￦	—	￦	18,557

Financial assets and liabilities at FVTPL, AFS financial assets, held-for-trading financial assets and liabilities and derivative assets and liabilities are recognized at fair value. Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group establishes the fair value using valuation techniques. Fair value measurement methods for each type of financial instruments are as follows:

Fair value measurement technique
Financial assets and liabilities at FVTPL	Financial assets and liabilities at FVTPL are measured at fair value using a price quoted by a third party, such as a pricing service or broker or using valuation techniques.

Derivative assets and liabilities	Derivatives are measured at fair value using a quoted market price in an active market. If a quoted market price is not available, they are measured at fair value using valuation techniques.

Loans and receivables	Loans and receivables are measured by discounting expected future cash flows at a market interest rate of other loans with similar condition.

HTM financial assets	HTM financial assets are measured by using a price quoted by a third party, such as a pricing service or broker.

Deposits due to customers and borrowings

Deposits due to customers and borrowings are measured at fair value using discounting expected future cash flows at the interest rate of bond issued by the Bank. However, if the carrying value is not significantly different from the fair value, it assumes that the carrying value is equal to the fair value.

Debentures

The fair value of issued bond shall be measured at the present value of cash flows using the swap interest rates. For some financial instruments, the fair value estimated by specialists, the third party, can be used.

The fair values of each financial instruments above are described at Note 11 (3).

(2)	Changes in financial assets and liabilities classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2011
	January 1, 2011		Profit or loss		Other comprehensive income		Purchase/ issuance		Settlement		December 31, 2011
Financial assets:
AFS financial assets:
Debt securities:
Corporates	￦	1,563	￦	—	￦	—	￦	—	￦	(1,563)	￦	—
Equity securities		102,525		(12,658)		9,397		16,521		(12,235)		103,550

Total	￦	104,088	￦	(12,658)	￦	9,397	￦	16,521	￦	(13,798)	￦	103,550

	For the year ended December 31, 2010
	January 1, 2010		Profit or loss		Other comprehensive income		Purchase/ issuance		Settlement		December 31, 2010
Financial assets:
AFS financial assets:
Debt securities:
Corporates	￦	10,601	￦	—	￦	(13)	￦	—	￦	(9,025)	￦	1,563
Equity securities		106,475		—		(15,536)		20,073		(8,488)		102,525

Total	￦	117,076	￦	—	￦	(15,549)	￦	20,073	￦	(17,513)	￦	104,088

(3)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	December 31, 2011
	Fair value		Carrying amount
HTM financial assets:
Korean treasury and government agencies	￦	1,602,083	￦	1,480,751
Financial institutions		206,784		198,308
Corporates		826,626		801,643

Sub-total		2,635,493		2,480,702

Loans and receivables:
Deposits		990,501		988,877
Loans		12,053,665		11,992,034
Other loans and receivables		439,684		434,884

Sub-total		13,483,850		13,415,795

Deposits due to customers		12,291,473		12,275,807
Borrowings		3,013,657		2,989,943
Debentures		891,388		851,149
Other financial liabilities		562,780		562,732

	December 31, 2010
	Fair value		Carrying amount
HTM financial assets:
Korean treasury and government agencies	￦	1,196,720	￦	1,120,480
Financial institutions		198,336		188,800
Corporates		851,280		821,493

Sub-total		2,246,336		2,130,773

Loans and receivables:
Deposits		1,033,684		1,033,086
Loans		10,955,417		10,916,002
Other loans and receivables		292,468		289,721

Sub-total		12,281,569		12,238,809

Deposits due to customers		11,433,151		11,426,701
Borrowings		3,031,183		3,004,959
Debentures		736,665		699,809
Other financial liabilities		439,593		439,768

	January 1, 2010
	Fair value		Carrying amount
HTM financial assets:
Korean treasury and government agencies	￦	563,139	￦	539,631
Financial institutions		735,848		725,315
Corporates		535,996		527,917

Sub-total		1,834,983		1,792,863

Loans and receivables:
Deposits		522,408		520,708
Loans		10,853,045		10,805,729
Other loans and receivables		278,462		276,172

Sub-total		11,653,915		11,602,609

Deposits due to customers		11,269,229		11,268,651
Borrowings		2,303,725		2,303,640
Debentures		1,000,164		999,299
Other financial liabilities		425,038		424,748

12.	INVESTMENT PROPERTIES:

(1)	Investment properties are as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Acquisition cost	￦	50,444	￦	47,794	￦	55,647
Accumulated depreciation		(1,709)		(803)		—

Net carrying value	￦	48,735	￦	46,991	￦	55,647

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011		2010
Beginning balance of net carrying amount	￦	46,991	￦	55,647
Depreciation		(860)		(803)
Transfer to properties for business use		2,604		(7,853)

Ending balance of net carrying value	￦	48,735	￦	46,991

(3)	Fair value of investment properties as of December 31, 2011 are as follows (Unit: Korean Won in millions):

Classification	The latest revaluation date	Land		Building		Total
Kwangju Dong-gu Daein-dong 7-12 and other	January 1, 2010	￦	22,518	￦	33,129	￦	55,647

The fair value of investment properties is determined by the assessment performed by Jung-Ang Appraisal Corporate, the independent appraiser who has proper qualification and experience. In addition, the above appraised value includes the amount of portion used for business by the Group.

13.	PREMISES AND EQUIPMENT:

(1)	Details of premises and equipment are as follows (Unit: Korean Won in millions):

	December 31, 2011
	Land		Building		Properties for business use		Structures in leased office		Total
Acquisition cost	￦	52,894	￦	68,812	￦	45,074	￦	16,886	￦	183,666
Accumulated depreciation		—		(4,123)		(37,440)		(13,760)		(55,323)

Net carrying value	￦	52,894	￦	64,689	￦	7,634	￦	3,126	￦	128,343

	December 31, 2010
	Land		Building		Properties for business use		Structures in leased office		Total
Acquisition cost	￦	53,336	￦	69,978	￦	45,447	￦	15,319	￦	184,080
Accumulated depreciation		—		(2,095)		(36,536)		(12,654)		(51,285)

Net carrying value	￦	53,336	￦	67,883	￦	8,911	￦	2,665	￦	132,795

	January 1, 2010
	Land		Building		Properties for business use		Structures in leased office		Total
Acquisition cost	￦	51,056	￦	63,722	￦	48,776	￦	13,931	￦	177,485
Accumulated depreciation		—		—		(38,604)		(11,589)		(50,193)

Net carrying value	￦	51,056	￦	63,722	￦	10,172	￦	2,342	￦	127,292

(2)	Details of changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2011
	Land		Building		Properties for business use		Structures in leased office		Total
Beginning balance	￦	53,336	￦	67,883	￦	8,911	￦	2,665	￦	132,795
Acquisition and Capital expenditure		—		1,334		2,937		1,607		5,878
Disposition		(64)		(224)		(1,134)		(10)		(1,432)
Depreciation		—		(2,078)		(3,080)		(1,136)		(6,294)
Others(*1)		(378)		(2,226)		—		—		(2,604)

Ending balance	￦	52,894	￦	64,689	￦	7,634	￦	3,126	￦	128,343

	For the year ended December 31, 2010
	Land		Building		Properties for business use		Structures in leased office		Total
Beginning balance	￦	51,056	￦	63,722	￦	10,172	￦	2,342	￦	127,292
Acquisition and Capital expenditure		5		932		2,189		1,505		4,631
Disposition		(95)		(159)		(129)		(79)		(462)
Depreciation		—		(2,095)		(3,321)		(1,103)		(6,519)
Others(*1)		2,370		5,483		—		—		7,853

Ending balance	￦	53,336	￦	67,883	￦	8,911	￦	2,665	￦	132,795

(*1)	Others are changes in classification of real estates between investment properties and premises and equipment due to change in ratio between investment areas and premises and equipment for the real estates.

14.	INTANGIBLE ASSETS:

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	December 31, 2011
	Others		Membership deposit		Total
Acquisition cost	￦	10,629	￦	6,683	￦	17,312
Accumulated amortization		(7,083)		—		(7,083)

Net carrying value	￦	3,546	￦	6,683	￦	10,229

	December 31, 2010
	Others		Membership deposit		Total
Acquisition cost	￦	9,079	￦	6,683	￦	15,762
Accumulated amortization		(3,552)		—		(3,552)

Net carrying value	￦	5,527	￦	6,683	￦	12,210

	January 1, 2010
	Others		Membership deposit		Total
Acquisition cost	￦	3,478	￦	5,251	￦	8,729
Accumulated amortization		(454)		—		(454)

Net carrying value	￦	3,024	￦	5,251	￦	8,275

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2011
	Others		Membership deposit		Total
Beginning balance	￦	5,527	￦	6,683	￦	12,210
Acquisition		1,550		—		1,550
Amortization		(3,531)		—		(3,531)

Ending balance	￦	3,546	￦	6,683	￦	10,229

	For the year ended December 31, 2010
	Others		Membership deposit		Total
Beginning balance	￦	3,024	￦	5,251	￦	8,275
Acquisition		5,600		1,432		7,032
Amortization		(3,098)		—		(3,098)

Ending balance	￦	5,526	￦	6,683	￦	12,209

15.	OTHER ASSETS:

Details of other assets are as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Suspense payment	￦	43,836	￦	40,564	￦	58,267
Prepaid expenses		15,878		10,291		9,574
Others:		637		670		640

Total	￦	60,351	￦	51,525	￦	68,481

16.	ASSETS SUBJECTED TO LIEN AND ASSETS ACQUIRED THROUGH A FORECLOSURE:

Details of assets subjected to lien are as follows (Unit: Korean Won in millions):

	December 31, 2011
	Collateral given to	Amount		Reason for collateral
AFS financial assets	The Bank of Korea and others	￦	5,000	Net limit of liabilities, etc.
HTM financial assets	The Bank of Korea and others		1,130,831	Net limit of liabilities, etc.

		￦	1,135,831

	December 31, 2010
	Collateral given to	Amount		Reason for collateral
AFS financial assets	The Bank of Korea and others	￦	5,000	Net limit of liabilities, etc.
HTM financial assets	The Bank of Korea and others		1,327,225	Net limit of liabilities, etc.

		￦	1,332,225

	January 1, 2010
	Collateral given to	Amount		Reason for collateral
AFS financial assets	The Bank of Korea and others	￦	65,000	Net limit of liabilities, etc.
HTM financial assets	The Bank of Korea and others		931,000	Net limit of liabilities, etc.

		￦	996,000

17.	FINANCIAL LIABILITIES AT FVTPL:

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Financial liabilities held for trading
Derivative liabilities:
Interest rate derivatives	￦	121	￦	16,649	￦	9,986
Currency derivatives		51		4,780		7,067
Stock derivatives		821		3,039		1,484
Credit derivatives		—		—		20

Total	￦	993	￦	24,468	￦	18,557

18.	DEPOSITS DUE TO CUSTOMERS (“DEPOSITS”):

(1)	Details of deposits sorted by interest type are as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Deposits in local currency:
Interest bearing	￦	1,267,480	￦	1,129,290	￦	1,056,821
Non-interest bearing		249,437		236,680		265,593
Mutual installment		508		847		1,697
Money Trust		4		4		4
Deposits at termination		9,987,420		8,559,006		8,325,740

Sub-total		11,504,849		9,925,827		9,649,855

Certificate of deposits		765,011		1,496,671		1,591,571
Deposits in foreign currencies:
Interest bearing		20,263		28,928		52,667
Non-interest bearing		1,158		453		322
Present value discount		(15,474)		(25,178)		(25,764)

Total	￦	12,275,807	￦	11,426,701	￦	11,268,651

(2)	Details of deposits sorted by customers are as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Individuals	￦	5,063,305	￦	4,963,651	￦	4,421,232
Non-profit corporation		853,517		645,375		442,831
Educational organization		623,720		570,142		511,410
Government		1,761,606		1,502,587		1,175,303
Government agencies		457,779		427,644		525,076
Banks		1,539,422		1,309,287		575,058
Other financial institution		469,690		444,816		1,650,549
Foreign corporation		4,504		3,312		2,591
Corporation		1,113,492		1,085,109		1,576,026
Other		404,246		499,956		414,339
Present value discount		(15,474)		(25,178)		(25,764)

Total	￦	12,275,807	￦	11,426,701	￦	11,268,651

19.	BORROWINGS AND DEBENTURES:

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	December 31, 2011
	Lender	Average Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the Bank of Korea	The Bank of Korea	1.46	￦	135,745
Borrowing from government funds	Ministry of Strategy and Finance	3.12		79,078
Others	Kwangju city and other	3.53		1,095,271

Sub-total				1,310,094

Borrowings in foreign currencies	Export-Import Bank of Korea and other	1.53		1,095,888
Call-money in foreign currencies	Other	0.15		5,767
Bonds sold under repurchase agreements	Other			528,698
Bills sold	Other			49,501
Present value discount				(5)

Total			￦	2,989,943

	December 31, 2010
	Lender	Average Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the Bank of Korea	The Bank of Korea	1.25	￦	142,443
Borrowing from government funds	Korea Occupational Safety & Health Agency	3.15		26,439
Others	Kwangju city and other	3.83		1,002,797

Sub-total				1,171,679

Borrowings in foreign currencies	Export-Import Bank of Korea and other	2.39		1,049,852
Call-money in foreign currencies	Other	1.21		94,711
Bonds sold under repurchase agreements				668,759
Bills sold	Other			19,965
Present value discount				(7)

Total			￦	3,004,959

	January 1, 2010
	Lender	Average Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the Bank of Korea	The Bank of Korea	1.25	￦	110,482
Borrowing from government funds	Korea Occupational Safety & Health Agency	3.32		24,074
Others	Kwangju city and other	3.93		987,259

Sub-total				1,121,815

Borrowings in foreign currencies	Export-Import Bank of Korea and other	3.39		729,437
Call-money in foreign currencies	Other	1.16		100,413
Bonds sold under repurchase agreements				338,881
Bills sold	Other			13,179
Present value discount				(85)

Total			￦	2,303,640

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	December 31, 2011			December 31, 2010			January 1, 2010
	Interest rate (%)	Amount		Interest rate (%)	Amount		Interest rate (%)	Amount
Par value of bond:
Subordinated bonds	4.51~8.87		843,174	5.46~8.87		683,114	5.46~8.87		829,884
Other	5.1~11.7		8,172	5.1~11.7		16,873	5.75~5.96		170,280
Discount on bonds			(197)			(178)			(865)

Total		￦	851,149		￦	699,809		￦	999,299

(3)	Details of other monetary organizations’ borrowings are as follows (Unit: Korean Won in millions):

	December 31, 2011
	The Bank of Korea		General bank		Others		Total
Call-money	￦	—	￦	5,767	￦	—	￦	5,767
Bonds sold under repurchase agreements		—		—		528,698		528,698
Borrowings in local currency		135,745		6,056		1,168,293		1,310,094
Borrowings in foreign currencies		—		913,229		182,659		1,095,888

Total	￦	135,745	￦	925,052	￦	1,879,650	￦	2,940,477

	December 31, 2010
	The Bank of Korea		General bank		Others		Total
Call-money	￦	—	￦	94,711	￦	—	￦	94,711
Bonds sold under repurchase agreements		—		—		668,759		668,759
Borrowings in local currency		142,443		5,872		1,023,364		1,171,679
Borrowings in foreign currencies		—		860,518		189,334		1,049,852

Total	￦	142,443	￦	961,101	￦	1,881,457	￦	2,985,001

	January 1, 2010
	The Bank of Korea		General bank		Others		Total
Call-money	￦	—	￦	100,413	￦	—	￦	100,413
Bonds sold under repurchase agreements		—		—		338,881		338,881
Borrowings in local currency		110,482		4,962		990,470		1,105,914
Borrowings in foreign currencies		—		676,047		53,390		729,437

Total	￦	110,482	￦	781,422	￦	1,382,741	￦	2,274,645

20.	RETIREMENT BENEFIT OBLIGATION:

(1)	Details of retirement benefit obligation are as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Projected retirement benefit obligation	￦	26,921	￦	17,208	￦	23,402
Fair value of plan assets		(22,844)		(14,958)		—

Liability recognized	￦	4,077	￦	2,250	￦	23,402

(2)	Details of changes in carrying value of retirement benefit obligation are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011		2010
Beginning balance	￦	17,208	￦	23,402
Current service cost		8,902		7,908
Interest cost		868		923
Actuarial loss (gain)		1,255		1,543
Retirement benefit paid		(1,312)		(16,568)

Ending balance	￦	26,921	￦	17,208

(3)	Changes in plan assets are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011		2010
Beginning balance	￦	(14,958)	￦	—
Expected return on plan assets		(555)		(157)
Actuarial loss		(133)		21
Employer’s contributions		(8,000)		(15,000)
Retirement benefit paid		802		178

Ending balance	￦	(22,844)	￦	(14,958)

(4)	Details of post-employee benefits recognized in net income are as follows (Unit: Korean Won in millions):

	For the years ended December. 31
	2011		2010
Service cost	￦	8,902	￦	7,908
Interest cost		868		923
Expected return of plan assets		(555)		(157)
Actuarial losses (gains)		1,122		1,564

Total	￦	10,337	￦	10,238

(5)	Actuarial assumption used in retirement benefit obligation assessment is as follows (Unit: Korean Won in millions):

	December 31, 2011	December 31, 2010	January 1, 2010
Discount rate(*1)	4.68%	5.10%	6.07%
Inflation rate	2.40~3.20%	3.20%	3.20%
Expected rate of return on plan assets	3.95%	3.77%	—
Future wage growth rate	5.77%	4.32%	4.32%
Mortality ratio	Issued by Korea Insurance Development Institute

(*1)	In order to calculate the present value of the defined benefit obligation, the Group has determined its discount rate referenced to market rate of return of high grade corporate bonds that is consistent with defined benefit obligation’s currency and the expected payment period.

(6)	Details of plan assets are as follows (Unit: Korean Won in millions):

	December 31, 2011		Ratio (%)	December 31, 2010		Ratio (%)	January 1, 2010		Ratio (%)
Other assets (Time Deposits)	￦	22,844	100	￦	14,958	100	￦	—	—

(7)	The realized returns on plan assets for the years ended December 31, 2011 and 2010 are ￦688 million and ￦136 million, respectively.

21.	PROVISIONS:

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Provisions for guarantees(*1)	￦	10,414	￦	19,841	￦	9,917
Provisions for unused commitments		6,533		7,271		19,350
Provision for credit card point		71		83		10
Other provision		61,192		63,257		58,243
Asset retirement obligation		1,854		1,730		1,677

Total	￦	80,064	￦	92,182	￦	89,197

(*1)	Provision for guarantee provision is including provision for financial guarantee of ￦9,559 million, ￦8,187 million, and ￦5,960 million as of December 31, 2011, December 31, 2010, and January 1, 2010, respectively.

(2)	Changes in provision except asset retirement obligation and retirement benefit obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2011
	Provision for guarantees		Provision for unused commitments		Points provision		Other provision		Total
Beginning balance	￦	19,841	￦	7,271	￦	83	￦	63,257	￦	90,452
Provisions provided		55		—		—		2,960		3,015
Provisions used and others		—		—		—		(5,025)		(5,025)
Reversal of unused amount		(11,246)		(738)		(12)		—		(11,996)
Other changes		1,764		—		—		—		1,764

Ending balance	￦	10,414	￦	6,533	￦	71	￦	61,192	￦	78,210

	For the year ended December 31, 2010
	Provision for guarantees		Provision for unused commitments		Points provision		Other provision		Total
Beginning balance	￦	9,917	￦	19,350	￦	10	￦	58,243	￦	87,520
Provisions provided		11,661		—		73		5,025		16,759
Provisions used and others		—		—		—		—		—
Reversal of unused amount		—		(12,079)		—		—		(12,079)
Other changes		(1,737)		—		—		(11)		(1,748)

Ending balance	￦	19,841	￦	7,271	￦	83	￦	63,257	￦	90,452

(3)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2010
Beginning balance	￦	1,730	￦	1,677
Provisions provided		113		116
Other changes(*1)		(61)		(136)
Amortization		72		73

Ending balance	￦	1,854	￦	1,730

(*1)	Other changes are an actual cost of restoration not occurred regarding termination of the contract.

22.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES:

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Other financial liabilities:
Accounts payable	￦	103,432	￦	21,651	￦	13,446
Accrued expenses		224,030		186,075		173,787
Other		64,761		41,770		1,794
Discount for other		(310)		(205)		(291)
Borrowing from thrust accounts		38,026		34,595		51,904
Deposits received		13,359		15,561		15,926
Agency business revenue		37,790		46,425		40,750
Domestic exchanges payable		600		732		375
Foreign exchanges remittances		56,734		49,001		92,945
Others on credit cards		1,396		1,174		1,223
Other financial miscellaneous liabilities		22,914		42,989		32,889

Sub-total		562,732		439,768		424,748

Other liabilities:
Other miscellaneous liabilities		18,701		18,895		22,692

Sub-total		18,701		18,895		22,692

23.	DERIVATIVES:

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2011
	Assets						Liabilities
	For fair value hedge		Cash flow hedge		For trading		For fair value hedge		Cash flow hedge		For trading
Interest rate:
Swaps	￦	—	￦	—	￦	—	￦	—	￦	21,729	￦	121

Currency:
Forwards		—		—		309		—		—		51

Equity:
Long options		—		—		821		—		—		—
Short options		—		—		—		—		—		821

Total	￦	—	￦	—	￦	1,130	￦	—	￦	21,729	￦	993

	December 31, 2010
	Assets						Liabilities
	For fair value hedge		Cash flow hedge		For trading		For fair value hedge		Cash flow hedge		For trading
Interest rate:
Swaps	￦	—	￦	—	￦	—	￦	—	￦	—	￦	16,649

Currency:
Forwards		—		—		227		—		—		2,316
Swaps		—		—		2,536		—		—		2,464

Equity:
Long options		—		—		3,043		—		—		—
Short options		—		—		—		—		—		3,039

Total	￦	—	￦	—	￦	5,806	￦	—	￦	—	￦	24,468

	January 1, 2010
	Assets						Liabilities
	For fair value hedge		Cash flow hedge		For trading		For fair value hedge		Cash flow hedge		For trading
Interest rate:
Swaps	￦	—	￦	—	￦	178	￦	—	￦	—	￦	9,986

Currency:
Forwards		—		—		14,633		—		—		4,075
Swaps		—		—		3,360		—				2,992

Equity:
Long options		—		—		1,500		—		—		—
Short options		—		—		—		—		—		1,484

Credit
Swaps		—		—		—		—		—		20

Total	￦	—	￦	—	￦	19,671	￦	—	￦	—	￦	18,557

The disclosure above includes all derivatives regardless of the financial instrument categories. Derivatives held for trading purpose are classified into financial assets or liabilities at FVTPL (see notes 7 and 17) and derivatives for hedging are stated as a separate line item at the consolidated statements of financial position.

24.	CAPITAL STOCK, HYBRID SECURITIES AND OTHER PAID-IN CAPITAL:

(1)	Capital stock, hybrid securities and other paid-in capital are as follows:

	December 31, 2011		December 31, 2010		January 1, 2010
Authorized shares of capital stock		4,000,000,000 shares		4,000,000,000 shares		4,000,000,000 shares
Par value	￦	5,000	￦	5,000	￦	5,000
Issued shares of common stock		49,413,851 shares		49,413,851 shares		49,413,851 shares
Common stock	￦	247,069,255,000	￦	247,069,255,000	￦	247,069,255,000

(2)	Hybrid securities classified as equity are as follows. (Unit: Korean Won in millions):

				The Years ended December 31.
	Issue date	Maturity	Interest Rates(%)	2011		2010		2009
Local Currency	2009. 3. 31	2039. 3. 31	Base rates+1.5%	￦	86,998	￦	86,998	￦	86,998

The Group can exercise the right to early repayment after five years after issuing hybrid securities, and at the date of maturity, the contractual agreements allow the Group to indefinitely extend the maturity date with the same contractual terms. In addition, the Group decides not to pay the dividends of common share at general shareholder’s meeting, the Group may not pay interest on the hybrid securities.

(3)	Details of other paid-in capital are as follows. (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Capital in excess of par value	￦	60,378	￦	60,378	￦	60,378
Other capital surplus		24,173		24,173		24,173

Total	￦	84,551	￦	84,551	￦	84,551

25.	OTHER CAPITAL COMPONENTS:

Changes in other capital components are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2011
	Beginning balance		Others		Reclassification		Income tax effect		Ending balance
Gain (loss) on valuation of AFS securities	￦	17,157	￦	1,020	￦	—	￦	(698)	￦	17,479
Gain (loss) on valuation of HTM securities		(122)		113		—		(24)		(33)
Gain (loss) on valuation of cash flow hedges		—		(5,563)		—		1,346		(4,217)

Total	￦	17,035	￦	(4,430)	￦	—	￦	624	￦	13,229

	For the year ended December 31, 2010
	Beginning balance		Others		Reclassification		Income tax effect		Ending balance
Gain (loss) on valuation of AFS securities	￦	15,743	￦	149	￦	—	￦	1,266	￦	17,158
Gain (loss) on valuation of HTM securities		(207)		115		—		(30)		(122)

Total	￦	15,536	￦	264	￦	—	￦	1,236	￦	17,036

26.	RETAINED EARNINGS:

(1)	Changes in retained earnings are as follows (Unit: Korean Won in millions):

		December 31, 2011		December 31, 2010		January 1, 2010
Legal Reserve	Legal reserve(*1)	￦	93,000	￦	82,000	￦	75,000
	Business rationalization reserve(*2)		700		700		700

	Sub-total		93,700		82,700		75,700

Voluntary Reserve	Additional reserve(*3)		68,000		68,000		68,000
	Other		519,100		461,100		425,100

	Sub-total		587,100		529,100		493,100

Retained earnings before appropriation			104,221		79,947		23,231

Total		￦	785,021	￦	691,747	￦	592,031

(*1)	In accordance with the Act of Banking Law, legal reserve are appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.
(*2)	Pursuant to the Tax Exemption and Reduction Control Law, the Bank was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.
(*3)	In accordance with the Tax Reduction and Exemption Control Act, the Group reserves tax reserves (reserve when taxable deduction under reporting adjustment during calculating income tax) when the Group dispose of retain earning. However, this reserve cannot allocate the amount of purchase return under related tax law.

(2)	The changes in retained earnings as of December 31, 2011 and 2010 are as follows (Unit: Korean Won in million):

	For the years ended December 31.
	2011		2010
Beginning balance	￦	691,746	￦	592,031
Net income		136,328		124,437
Dividend(*1)		(43,054)		(24,722)
Ending balance		785,021		691,746

(*1)	For dividends of December 31, 2011 and 2010, it includes dividends of hybrid equity securities of ￦6,142 million and ￦6,142 million, respectively.

(3)	Dividends

1)	Details of dividends are as follows:

	For the years ended December 31.
	2011		2010
Dividends per share	￦	571	￦	747
(dividend rate)		(11.42%)		(14.94%)
Share outstanding		49,413,851		49,413,851
Total dividend (million)	￦	28,213	￦	36,912

2)	Details of propensity to dividend are as follows (Unit: Korean Won in million):

	For the years ended December 31.
	2011		2010
Total dividend	￦	28,213	￦	36,912
Net income		136,328		124,437
Payout ratio		20.69%		29.66%

27.	PLANNED REGULATORY RESERVE FOR CREDIT LOSS:

In accordance with Article of the Regulation on Supervision of Banking Business (“RSBB”), if the estimated provisions for credit loss under K-IFRS for the accounting purpose are lower than those in accordance with the provisions under RSBB, the Group shall discloses the difference as the planned regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Beginning	￦	—	￦	—	￦	—
Amount estimated to be appropriated (*1)		53,126		—		—

Ending	￦	53,126	￦	—	￦	—

(2)	Planned reserves provided, adjusted net income after the planned reserves provided and adjusted earnings per share after the planned reserves provided are as follows (Unit: Korean Won in millions, except for earnings per share data):

	For the year ended December 31, 2011		For the year ended December 31, 2010
Net income	￦	136,328	￦	124,437
Planned reversal of reserve		(53,126)		—
Adjusted net income after the planned reserves provided (*1)		83,202		124,437
Adjusted Earnings per share after the planned reserves provided (*1)		1,559		2,394

(*1)	Adjusted net income after the planned reserves provided and adjusted earnings per share after the planned reserves provided are not in accordance with K-IFRS and calculated on the assumption that provision of regulatory reserve for credit loss before income tax is adjusted to the profit.

28.	NET INTEREST INCOME:

(1)	Interest income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011		2010
Financial asset at FVTPL:
Securities in local currency	￦	278	￦	350

Sub-total		278		350

AFS financial assets:
Interest of securities in local currency:
Interest of government bonds		2,543		2,530
Interest of finance debentures		16,753		15,820
Interest of debentures		19,144		28,345
Interest of beneficiary certificate		140		5,779
Interest on securities in foreign currencies		105		648

Sub-total		38,685		53,122

HTM financial assets:
Interest of securities in local currency:
Interest of government bonds		45,753		33,557
Interest of finance debentures		11,521		17,499
Interest of municipal bonds		20,468		10,519
Interest of debentures		43,039		40,292

Sub-total		120,781		101,867

Loans and receivables:
Interest on due from banks:
Interest on due from banks in local currency		30,137		28,241
Interest on due from banks in foreign currencies		33		16
Interest of loans:
Interest on loans in local currency		664,615		623,425
Interest on loans in foreign currencies		28,278		29,033
Interest on domestic usance bills		10		12
Interest on inter-bank loans		82		—
Interest on call loans		1,855		2,333
Interest on bills bought		48		67
Interest on foreign currencies		6,187		7,283
Interest on payment for acceptances and guarantees		6		14
Interest on bonds sold under repurchase agreements		3,021		3,689
Interest on privately placed bonds		1,904		6,906
Interest on credit card receivables		48,027		46,130
Interest of other assets		2,682		727

Sub-total		756,715		719,619

Other assets		3,229		3,684

Total	￦	949,858	￦	906,899

Interest income accrued from impaired loan is ￦5,577 million and ￦9,111 million for the years ended December 31, 2011 and 2010, respectively.

(2)	Interest expense recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011		2010
Interest of deposits:
Interest on demand deposits in local currency	￦	2,724	￦	2,610
Interest on deposits in foreign currencies		42		230
Interest on saving deposits in local currency		273,345		246,204
Interest on mutual installment		24		27
Interest on certificate of deposits		40,838		59,155

Sub-total		316,973		308,226

Interest of borrowings:
Interest on borrowings in local currency		24,276		23,871
Interest on borrowings in foreign currencies		15,426		19,208
Interest on call money		1,489		1,381
Interest on bills sold		1,760		364
Interest on bonds sold under repurchase agreements		24,021		19,231
Interest on securitization borrowings		14,081		9,478

Sub-total		81,053		73,533

Interest of debentures:
Interest on debentures in local currency		49,522		48,386
Interest on debentures in foreign currencies		—		6,082
Interest on securitization debentures		722		987

Sub-total		50,244		55,455

Others		1,455		1,600

Total	￦	449,725	￦	438,814

29.	NET FEES INCOME:

(1)	Details of fees and commissions income occurred are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011		2010
Commission received:
Commission received in local currency	￦	37,432	￦	40,933
Commission received in foreign currencies		3,738		3,065
Commission fees		3,721		6,599
Commission received on project financing		2,283		3,545

Sub-total		47,174		54,142

Commission received on credit card:
Credit card in local currency		1,671		1,514
Other commission received		340		218
Commission received on trust business		1,195		1,413

Total	￦	50,380	￦	57,287

(2)	Details of fees and commissions expense occurred are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011		2010
Commission expenses:
Commission expenses in local currency	￦	6,978	￦	9,339
Commission expenses in foreign currencies		920		780

Sub-total		7,898		10,119

Commission expenses on credit card:
Credit card in local currency		19,346		17,649
Commission expenses of using brand		1,049		—

Total	￦	28,293	￦	27,768

30.	DIVIDEND INCOME:

Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011		2010
AFS financial assets:
Dividend in local currency	￦	28,268	￦	29,418
Dividend in foreign currencies		6		17

Total	￦	28,274	￦	29,435

31.	GAINS AND LOSSES RELATED TO FINANCIAL ASSETS AT FVTPL:

(1)	Details of gains and losses on financial assets at FVTPL recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011		2010
Gains and losses on financial assets held-for-trading	￦	(10,463)	￦	(24,468)
Gain and losses on designated financial instruments at fair value through profit or loss		13,723		39,550

Total	￦	3,260	￦	15,082

(2)	Details of gains and losses on financial assets held-for-trading are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011		2010
Credit-related trading profits	￦	—	￦	20
Gain(Loss) on disposal and evaluation of securities		(338)		785
Gain(Loss) on transaction of securities		(337)		788
Gain(Loss) on transaction of securities in local currency		(337)		788
Gain(Loss) on valuation of securities		(1)		(3)
Gain(Loss) on valuation of securities in local currency		(1)		(3)
Gain (loss) on derivatives:		(10,125)		(25,273)
Gain(Loss) on transaction of derivatives:		(10,745)		(16,047)
Gain(Loss) on Interest rates derivatives		(2,432)		(7,437)
Gain(Loss) on Currencies derivatives		(8,328)		(8,624)
Gain(Loss) on Equity derivatives		15		14
Gain(Loss) on valuation of derivatives:		620		(9,226)
Gain(Loss) on Interest rates derivatives		362		(6,841)
Gain(Loss) on Currencies derivatives		258		(2,386)
Gain(Loss) on Equity derivatives		—		1

Total	￦	(10,463)	￦	(24,468)

(3)	Gains and losses on designated financial assets at FVTPL for the years ended December 31, 2011 and 2010 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011		2010
Gain on valuation of securitization securities	￦	13,723	￦	39,550

32.	GAINS AND LOSSES ON AVAILABLE-FOR-SALE FINANCIAL ASSETS:

Details of gains and losses on AFS financial assets recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011		2010
Gain on transaction of securities:	￦	11,737	￦	15,519
Gain on transaction of securities in local currency		10,967		14,415
Gain on transaction of securities in foreign currencies		770		1,104
Impairment loss on securities :		(15,229)		(7,477)
Securities in local currency		(15,229)		(7,477)

Total	￦	(3,492)	￦	8,042

33.	GAIN (LOSS) ON HELD-TO-MATURIYTY FINANCIAL ASSETS:

Details of gain or loss on HTM financial assets recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011		2010
Gain on transaction of securities in local currency	￦	—	￦	21

34.	IMPAIRMENT LOSSES FOR LOANS, OTHER RECEIVABLES, GUARANTEES AND UNUSED COMMITMENTS:

Impairment losses for loans, other receivables, guarantees and unused commitments are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011		2010
Loans:	￦	101,904	￦	142,066
Bad debt expense		101,904		142,066
Guarantees and commitments:		(11,302)		11,661
Provision for loss on guarantees		—		11,661
Reversal of provision for guarantees		(11,302)		—
Provision for unused commitments:		(738)		(12,079)
Reversal of provision for unused commitments		(738)		(12,079)

Total	￦	89,864	￦	141,648

35.	OTHER OPERATING INCOME (EXPENSE):

(1)	Details of net other operating incomes (expenses) recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011		2010
Other operating incomes	￦	42,058	￦	81,044
Other operating expenses		(326,097)		(323,962)

Total	￦	(284,039)	￦	(242,918)

(2)	Details of other operating incomes recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011		2010
Gain on transaction of foreign exchange	￦	25,450	￦	52,158
Rental income		2,089		2,240
Gain on sales of loans		4,471		23,045
Reversal of allowance for other		5,039		—
Gain on disposal of tangible assets		3		—
Gain on restoration		61		44
Gain on correction of error from prior year		—		10
Others		4,945		3,547

Total	￦	42,058	￦	81,044

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011		2010
Loss on transaction of foreign exchange	￦	14,256	￦	35,666
Deposit insurance		12,991		11,624
Fund appearance cost		24,305		22,259
Loss on disposal of tangible assets		34		55
Donation		6,622		5,664
Loss on correction of error from prior year		22		310
Loss on sales of loans		24,258		3,855
Transferred amount for other provisions		2,962		5,098
Other losses		2,532		4,656
Cost of non-controlling investors		13,348		39,550
Other expenses		224,767		195,225

Total	￦	326,097	￦	323,962

(4)	Details of other expenses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011		2010
Short-term salaries	￦	83,319	￦	70,957
Severance benefits		10,337		10,237
Termination		5,866		800
Employee benefits		32,717		29,589
Reimburse		9,378		7,727
Travel		1,006		654
Operating promotion expenses		4,537		4,154
Rent		6,992		6,087
Maintenance		2,108		1,105
Depreciation		7,155		7,321
Amortization of intangible assets		3,531		3,098
Advertising expenses		5,827		3,940
Taxes and public dues		7,515		7,154
Insurance		416		412
Computer related expenses		352		246
Service fees		35,624		34,883
Communications		1,276		1,247
Printings		784		654
Water, light and heating		1,623		1,535
Supplies		1,684		1,496
Vehicle maintenance		805		378
Others		1,915		1,551

Total	￦	224,767	￦	195,225

36.	OPERATING INCOME (EXPENSE):

The items reclassified from non-operating income or expense under K-GAAP to operating income or expense under K-IFRS are as follows. (Unit: Korean Won in millions)

	For the years ended December 31
	2011		2010
Operating income in K-IFRS	￦	176,359	￦	165,618
Adjustments:
Gain (loss) on disposal tangible assets		32		55
Rental income		(2,089)		(2,240)
Donations and contributions		6,622		5,664
Other (miscellaneous profit and loss, etc.)		685		1,364
Sub-total		5,249		4,843

Operating income in previous GAAP	￦	181,609	￦	170,461

The above information reflects only the differences in the classifications of income and expense between K-IFRS and the previous GAAP. And, it was measured by current standards, which is K-IFRS. As such, the operating income for the year ended December 31, 2010, is not same as reported operating income under the previous GAAP.

37.	INCOME TAX EXPENSE:

(1)	Details of income tax expense are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011		2010
Current income tax payable	￦	31,523	￦	34,103
± Change in deferred tax resulting from temporary differences(*1)		7,884		5,842
± Income tax expense reflected directly in equity		624		1,236
Income tax expense		40,031		41,181
(*1)Ending net deferred tax assets(liabilities) due to temporary difference		16,299		24,183
Beginning net deferred tax assets (liabilities) due to temporary difference		24,183		30,025
Change in deferred tax resulting from temporary differences		(7,884)		(5,842)

(2)	Income tax expense can be reconciled to net income is follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011		2010
Net income before income tax	￦	176,359	￦	165,618
Tax calculated at statutory tax rate of 24.2%		42,654		40,053
Adjustments:		(2,622)		1,128
Effect on non-taxable income		(12)		(60)
Effect on non-deductible expense		848		1,022
Additional payments on income tax (refund)		287		(90)
Others		(3,745)		256

Income tax expense		40,031		41,181

Effective tax rate		22.7%		24.9%

(3)	Changes in cumulative temporary differences for the years ended December 31, 2011 in 2010 are as follows (Unit: Korean Won in millions):

(2011)	Balance as of Jan. 1, 2011		Addition (Deduction)(*1)		Balance as of Dec. 31, 2011
Temporary differences
Impairment of securities available for sale	￦	50,924	￦	16,779	￦	67,703
Gain on valuation of financial assets held for trading		(251)		339		88
Gain on valuation of available-for-sale financial assets		(21,730)		(1,287)		(23,017)
Stock index linked interest on deposits		683		—		683
Provisions for guarantees		26,464		(10,481)		15,983
Retirement benefit obligation		13,061		7,804		20,865
Provision for retirement benefits		(10,938)		(9,927)		(20,865)
Allowance for loan loss		4,988		(4,988)		—
Other provision		70,612		(2,077)		68,535
Accrued expenses		4,226		203		4,429
Complete extinction deposits		12,501		2,336		14,837
Cleanup Fund		5,060		—		5,060
Accrued interest securities		(41,841)		(31,648)		(73,489)
Adjust the difference between the book value of securities		(17,232)		(17,825)		(35,057)
Outstanding interest of private placement bond		(2,224)		2,206		(18)
Provision for advanced depreciation		(8,616)		—		(8,616)
Credit Guarantee Fund		(5,979)		(5,094)		(11,073)
Available-for-sale financial assets		5,302		(3,449)		1,853
Financial guarantee liabilities		(8,578)		339		(8,239)
Unearned income		192		5,800		5,992
Incidental Income(loss) from deferred loan		956		(2,950)		(1,994)
Revaluation of tangible assets		30,729		593		31,322
Provision for recovery		1,730		124		1,854
Facility rental stores		(224)		(17)		(241)
Held to maturity financial assets		500		(500)		—
Receivables		2,122		—		2,122
Gain (loss) on valuation of derivatives		(124)		25		(99)
Deposits		(1,173)		352		(821)
Hybrid securities		—		1,552		1,552
Others		6,623		1,381		8,004
Sub-total(*3)		117,763		(50,410)		67,353
Amount excludes recognized deferred tax assets		—		—		—
Amount includes recognized deferred tax assets		117,763		(50,410)		67,353
Tax rate (*2)		24.2%, 22.0%				24.2%

Deferred tax assets resulting from temporary differences (net)	￦	24,183	￦	(7,884)	￦	16,299

(2010)	Balance as of Jan. 1, 2010		Addition (Deduction)(*1)		Balance as of Dec. 31, 2010
Temporary differences
Impairment of securities available for sale	￦	54,023	￦	(3,099)	￦	50,924
Gain on valuation of financial assets held for trading		(26)		(225)		(251)
Gain on valuation of available-for-sale financial assets		(27,638)		5,908		(21,730)
Stock index linked interest on deposits		448		235		683
Provisions for guarantees		11,735		14,729		26,464
Retirement benefit obligation		18,929		(5,868)		13,061
Provision for retirement benefits		—		(10,938)		(10,938)
Allowance for loan loss		(18,204)		23,192		4,988
Other provision		77,651		(7,039)		70,612
Accrued expenses		4,292		(66)		4,226
Complete extinction deposits		13,367		(866)		12,501
Cleanup Fund bad debt		4,122		938		5,060
Accrued interest securities		(2,718)		(39,123)		(41,841)
Adjust the difference between the book value of securities		(10,933)		(6,299)		(17,232)
Outstanding interest of private placement bond		—		(2,224)		(2,224)
Provision for advanced depreciation		(8,616)		—		(8,616)
Credit Guarantee Fund		(5,021)		(958)		(5,979)
Available-for-sale financial assets		43		5,259		5,302
Financial guarantee liabilities		(3,195)		(5,383)		(8,578)
Unearned income		(2,202)		2,394		192
Incidental Income(loss) from deferred loan		2,825		(1,869)		956
Revaluation of tangible assets		30,176		553		30,729
Provision for recovery		1,677		53		1,730
Facility rental stores		(257)		33		(224)
Held to maturity financial assets		176		324		500
Receivables		1,028		1,094		2,122
Gain (loss) on valuation of derivatives		(164)		40		(124)
Deposits		(577)		(596)		(1,173)
Hybrid securities		17		(17)		—
Others		596		6,027		6,623
Sub-total(*3)		141,554		(23,791)		117,763
Amount excludes recognized deferred tax assets		—		—		—
Amount includes recognized deferred tax assets		141,554		(23,791)		117,763
Tax rate (*2)		24.2%, 22.0%				24.2%, 22.0%

Deferred tax assets resulting from temporary differences (net)	￦	30,025	￦	(5,842)	￦	24,183

(*1)	The amount of temporary differenced at the beginning are temporary different amount accounted for defer tax assets (liabilities) as of December 31, 2011 and 2010 that are partially adjusted during calculation of tax adjustment, the amount adjusted are reflected in details of changes in temporary differences.
(*2)	Tax rate used to measure deferred tax assets and liabilities are applicable tax rate at expected period for lapse of temporary differences based on confirmed current tax rate at the end of reporting rate.
(*3)	Deferred tax assets at the end of reporting period are recognized for deductible temporary differences that are expected for future tax savings by certainty to generate taxable income.

(4)	Details of deferred tax relating to items that are recognized directly in equity are as follows (Unit: Korean Won in millions):

(December 31, 2011)
	Before tax amount		Income tax effect		After tax amount
Gain (loss) on valuation of AFS securities	￦	23,060	￦	(5,581)	￦	17,479
Gain (loss) on valuation of HTM securities		(44)		11		(33)
Loss on valuation of derivatives on cash flow hedges		(5,563)		1,346		(4,217)

Total	￦	17,453	￦	(4,224)	￦	13,229

(December 31, 2010)
	Before tax amount		Income tax effect		After tax amount
Gain (loss) on valuation of AFS securities	￦	22,042	￦	(4,883)	￦	17,159
Gain (loss) on valuation of HTM securities		(158)		35		(123)
Loss on valuation of derivatives on cash flow hedges		—		—		—

Total	￦	21,884	￦	(4,848)	￦	17,036

(January 1, 2010)
	Before tax amount		Income tax effect		After tax amount
Gain (loss) on valuation of AFS securities	￦	21,892	￦	(6,149)	￦	15,743
Gain (loss) on valuation of HTM securities		(272)		65		(207)
Loss on valuation of derivatives on cash flow hedges		—		—		—

Total	￦	21,620	￦	(6,084)	￦	15,536

38.	OTHER COMPREHENSIVE INCOME(LOSS):

Other comprehensive income(loss) for the year ended December 31, 2011 and 2010 are summarized as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011		2010
Gain on valuation of available-for-sale financial assets	￦	1,019	￦	149
Gain on valuation of financial assets held to maturity		113		115
Loss on valuation of cash flow hedges		(5,563)		—
Deduction : tax effect		624		1,236

Total	￦	(3,807)	￦	1,500

39.	EARNINGS PER COMMON SHARE (“EPS”):

(1)	Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions, except for per share amounts)

	For the years ended December 31
	2011		2010
Net income attributable to common shares:	￦	130,187	￦	118,315
Net income attributable to the controlling equity		136,328		124,437
Dividend on hybrid securities		(6,142)		(6,142)

Weighted average number of common shares outstanding		49,413,851 Shares		49,413,851 Shares
Basic EPS		2,635 Won		2,394 Won

The company does not own the potential diluted common shares, hence diluted earnings per share are exactly match with basic earnings per share.

40.	CONTINGENT LIABILITIES AND COMMITMENTS:

(1)	Details of guarantee which the Group have provided for others are as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Confirmed guarantee:	￦	202,295	￦	239,917	￦	252,386
Guarantee for debenture issuances		—		304		538
Guarantee for loans		28,897		28,130		27,301
Acceptances		10,048		13,181		2,284
Guarantee in acceptances of imported goods		3,620		2,676		2,392
Other confirmed guarantees		159,730		195,626		219,871
Unconfirmed guarantee:		150,059		123,934		88,067
Local letter of credit		29,700		33,811		14,941
Letter of credit		120,359		90,123		73,126
Commercial paper purchase commitment and others		174,519		511,544		173,905

Total	￦	526,873	￦	875,395	￦	514,358

(2)	Details of loan commitments and the other commitments which the Group provided for others are as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Loan commitments	￦	2,630,688	￦	2,418,185	￦	2,308,257
Other commitments		63,900		31,950		31,950

Total	￦	2,694,588	￦	2,450,135	￦	2,340,207

(3)	Litigation case

The Group filed lawsuits as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Number of cases		19 cases		14 cases		15 cases
Amount of litigation	￦	68,862	￦	66,891	￦	59,025
Provisions for litigations		60,704		58,233		58,243

41.	RELATED PARTY TRANSACTIONS:

Related parties of the Group and asset and liabilities recognized and major transactions with related parties during the current and prior period are as follows:

(1)	The related parties of the Group as of December 31, 2011 are as follows:

Related parties
Ultimate controlling party (Government related entity)	Korea Deposit Insurance Corporation (“KDIC”)

Parent	Woori Finance Holdings Co., Ltd. (“WFH”)

Associates	—

Other	Woori Bank Co., Ltd., Woori Bank Preservation of Principal and Interest Trust, Kyongnam Bank Co., Ltd., , Kyongnam Bank Preservation of Principal and Interest Trust, Kumho Investment Bank, Woori Investment & Securities, Woori Asset Management, Woori Financial Co., Ltd. Woori Financial Save Bank Co., Ltd. Woori Finance Information System Co., Ltd., Woori F&I Co., Ltd., Woori Private Equity Co., Ltd., Woori Aviva Life Insurance Co., Ltd., Woori Credit Information, Woori America Bank Co., Ltd., Woori Bank(Indonesia) Co., Ltd., Korea BTL Infrastructure Fund Co., Ltd., Woori Investment Bank(Hong Kong), Woori Bank (Russia)Co., Ltd., Woori Bank(China) Co., Ltd., Woori Fund Service, Woori Futures , Woori Investment & Securities(London), Woori Investment & Securities(H.K),Woori Investment & Securities(America), Mars 1st Private Equity Firm, Woori Investment & Securities(Asia) Co., Ltd., Woori Absolute Partners PTE .LTD, Woori Absolute Global Opportunity Fund, PT. Woori Korindo Securities Indonesia, Connacht Capital Market Investment, LG Investments Holding B.V.GG, BrimAsian Credit Fund, Woori Absolute Return Investment Strategies, Beijing Woori Hwana Investment Advisory Co., Ltd Woori AMC, Woori F&I 6th SPC, Woori F&I 7th SPC, Woori F&I 8th SPC, Woori F&I 10th SPC, Woori F&I 11th SPC, Woori F&I 13th SPC, Woori SB 10th SPC, Woori F&I 16th SPC, Woori F&I 17th SPC, Woori F&I 18th SPC, Woori EA 3th. SPC, Woori EA 4th SPC, Woori EA 5th SPC, Woori EA 8th SPC, WR loan Co., Ltd., WR Investment America LLC, Woori F&I 19th. SPC, Woori F&I 20th SPC, Woori F&I 21th SPC, Woori F&I 22th SPC, Woori EA 10th SPC, Woori EA 12th SPC

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party		Title of account	December 31, 2011		December 31, 2010		January 1, 2010
Ultimate controlling party (Government related entity)	KDIC	Other assets	￦	109,648	￦	—	￦	—
		Deposits		75,000		75,000		109,582
		Other liabilities		360		137		256

Parent	WFH			—		—		—

Other		Loans		330,586		123,123		70,056

Other	WFH and subsidiaries	Other liabilities		11		21		—

Other	Woori Bank	Due from Bank		4,360		256		5,233
		Loans		28,418		26,879		26,386
		Other assets		16,014		29,656		1,531
		Deposits		2,053		2,925		3,059
		Borrowings		229		—		—
		Other liabilities		25,851		2,300		28,122

Other	Kyongnam Bank	Due from Bank		500		—		2
		Other assets		19,072		—		76
		Deposits		18,211		66		—
		Other liabilities		1,157		—		4

Other	Woori Investment & Securities Ltd.	Loans		57		—		—
		Deposits		179,803		105,925		—
		Borrowings		13,485		8,299		—
		Other liabilities		5,505		2,216		—

Others	Woori Asset Management			28,500		38,500		22,000
				617		399		424

Others	Woori Credit Information	Other liabilities		4		2		2

Others	Woori F&I Co., Ltd.	Other assets		2		3		3
		Other liabilities		2,041		2,222		1,845

Others	Woori Private Equity	Deposits		9,800		3,208		2,146
		Other liabilities		6		21		9

Others	Kumho Investment Bank	Other assets		1,158		—		—
		Deposits		3,643		869		1,591
		Other liabilities		1,220		8		26

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party		Title of account	December 31, 2011		December 31, 2010
Ultimate controlling party (Government related entity)	KDIC	Interest expense	￦	1,609	￦	2,163

Parent	WFH	Interest expense		648		241
		Fees expense		—		470
		Other expense		1,049		—

Other	WFH & subsidiaries	Fees expense		78		96

Other	Woori Bank Ltd.	Interest income		967		968
		Other income		1,097		2,568
		Interest expense		3		—
		Other expense		1,751		—

Other	Kyongnam Bank	Interest income		229		—

Other	Woori Investment & Securities Co., Ltd.	Interest expense		6,642		2,481
		Other expense		16		—

Other	Woori Asset Management	Interest expense		1,239		843

Other	Woori Credit Information Ltd.	Fees expense		27		—
		Other expense		—		20

Other	Woori F&I Co., Ltd	Other expense		20,881		20,825

Other	Woori Private Equity	Interest expense		123		84

Other	Kumho Investment Bank	Interest expense		70		20

Other	Woori Financial Co., Ltd.	Fees income		66		46
		Other expense		2		1

(4)	Details of compensation to key management are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2011		2010
Salaries	￦	530	￦	452
Severance and retirement benefits		37		43

42.	TRANSITION EFFECTS OF K-IFRS:

In connection with adopting K-IFRS, the effects on the Group’s financial position, results of its operation due to the adoption of K-IFRS are as follows:

(1)	Significant differences on accounting policies between K-IFRS and K-GAAP

Classification		K-IFRS	K-GAAP
First time adoption of K-IFRS	Fair value as deemed cost and revaluation cost	Fair value of lands and buildings as of the transition date is to be regarded as net book value.	Not applicable

	Fair value evaluation of financial assets and liabilities at the acquisition date	Prospective approach is applied to the accounts which are newly categorized into financial assets and liabilities carried at fair value, as of the transition date.	Not applicable

	Derecognition of financial assets and liabilities	K-IFRS 1309 ‘Financial instruments: Recognition and derecognition’ is applied prospectively as of the transition date.	Not applicable

	Designation of AFS securities or financial assets/liabilities at FVTPL	Designation of AFS financial assets or financial assets/liabilities at FVTPL is principally allowed at the acquisition date, with an exception of one time designation for existing financial assets/liabilities at the transition date.	Not applicable

	Decommissioning and restoration liabilities included in the cost of premises and equipment	Changes in a decommissioning and restoration liability at the transition date are added to or deducted from the cost of premises and equipment, by discounting the liability using the discount rate at the date of acquisition.	Not applicable

	Lease	Lease contracts existing as of the transition date are subject to K-IFRS 1017 ‘Lease’, which is not applied retrospectively.	Not applicable

	Investment in subsidiaries, jointly controlled corporation and related-party entities	When preparing separate financial statements in accordance with K-IFRS 1027 ‘Consolidated and separate financial statements’, net book value of the investments in subsidiaries, jointly controlled entities and associates is regarded as the cost of the equity securities when the cost method is applied.	Not applicable

Classification	K-IFRS	K-GAAP
Change of consolidation scope	Exceeding 50% of the voting power, having decision making capability and holding benefits and risks constitute control in determining the consolidation scope.	Owning 30% of shares and being the largest shareholder constitute control in determining the consolidation scope, except for special purpose entities (SPEs) that meet certain criteria.

Business Combinations	Accounted as acquisition act	Accounted as purchase method or equity combination method

Goodwill Evaluation	Recognize impairment loss by perform an impairment test	Fixed instalment method within period of 20 years.

Derecognition of financial assets	Criteria such as risks, awards, control and continuing involvement are to be sequentially considered in determining derecognition timing and recognition scope.	The disposal of financial assets is contingent on the risks and rewards of ownership of the financial assets, and whether it has retained control of the financial assets. However, certain transactions such as asset securitization per the Act on Asset-Backed Securitization are considered sales transactions.

Classification of financial instruments	Financial assets are classified into financial assets at FVTPL, AFS financial assets, HTM securities and loan and receivables and financial liabilities consist of financial liabilities at FVTPL and other liabilities	Assets are divided into cash and due from banks, investment securities, trade receivables, derivative assets and securities consist of trading, AFS and HTM securities. Liabilities are classified into deposits, borrowings, debenture and others.

Measurement of financial instruments	Financial assets/liabilities at FVTPL and AFS financial assets are required to be recorded at fair value with credit risks reflected. HTM financial assets and loan and receivables are to be measured at amortized cost with the effective interest rate method applied.	Certain financial instruments such as trading securities, AFS securities and derivatives, are recorded at fair value, and the reflection of credit risk is not explicitly mentioned.

Provision for credit loss	Provision for credit loss should be recorded when objective evidence of impairment exists as a result of one or more events that occurred after initial recognition.

Provision for credit loss to cover estimated losses on loans, based on rational and unbiased criteria, is recorded.

(It is higher of the amount applying the percentage of loan loss provision established by the Financial Supervisory Commission or the amount based on loan loss experience ratio.)

Classification of investment property	Property (land or building) to earn rentals is treated as an investment property.	Property (land or building) to earn rentals is treated as a premises and equipment.

Measurement of premises and equipment and investment property	It allows an entity to choose whether it adopts a revaluation method or a cost method by asset classifications and a cost method is adopted.	It allows an entity to choose whether it adopts a revaluation method or a cost method by asset classifications and a cost method is adopted.

Changes in depreciation methods.	Residual value, useful lives and depreciation method of property, plant and equipment are to be consistently reviewed at least every fiscal year end and significant changes, if any, should be treated as changes in accounting estimates.	Once depreciation method is determined, it should be consistently applied to all of newly acquired and existing assets.

Membership	Classified into intangible asset with indefinite useful lives.	Classified into long-term deposit in other non-current assets.

Classification	K-IFRS	K-GAAP
Measurement of retirement benefits	Both the defined benefit and defined contribution plans are provided and the amounts of defined benefit obligation are computed based on actuarial assumptions.	Provisions for retirement benefits accrued equal to the amounts to be paid at the end of period, assuming that the all entitled employees with a service year more than a year would retire at once. Retirement benefit expenses incur at the point when the payment obligation is fixed.

Financial guarantee	Accounted for as a financial guarantee asset or liability if it is a contract that brings an obligation to an issuer to compensate a loss incurred to a holder, in accordance with the contract provisions, when debtor defaults at a payment date. Recognize financial guarantee assets or liabilities at fair value and subsequently amortize using the effective interest method. Also, financial guarantee liabilities are recorded at higher of provision for guarantee loss or amortized cost.	Not applicable

Liability/equity classification	Issuer classifies its financial instruments or components of financial instruments as either financial liabilities or equity instruments at the initial recognition, considering the substance of the contractual arrangement and definition of financial assets and equity instruments.	Classification according to relevant legal framework such as business law

Classification of capital	Classification in capital is pursuant to the substance of the contractual arrangement over its legal form.	Capital includes the legal amount paid by shareholders (paid-in capital).

Foreign currency translation	Closing exchange rates at year end for translation of assets or liabilities denominated in foreign currencies, and closing exchange rates at acquisition date for stockholder’s equity should be applied. For other comprehensive income items, average exchange rates for the periods concerned should be used.	When applying the accounting standards for the banking industry, closing rates are used in translating the statement of financial position and the statement of income.

(2)	The effects on the Group’s financial position and results of operation

The effects on the Group’s financial position and results of operation being listed below are set out based on the non-consolidated financial statements, which may change with subsequent adoption of amendments to the standards and further analysis. Conversion effects to K-IFRS consist of those from changes in the scope of consolidation and reclassifications and net asset changes due to GAAP differences.

1)	Summary of the effects on the statement of financial position at January 1, 2010 (Date of transition, Unit: Korean Won in millions):

< Transition effects on financial position>

	K-GAAP		Transition effects		K-IFRS		Ref.
Cash and due from banks	￦	1,236,498	￦	(1,019,118)	￦	217,380	1
Financial assets at FVTPL		49,679		283,204		332,883	2
AFS financial assets		1,457,585		501,814		1,959,399	3
HTM financial assets		1,793,040		(177)		1,792,863	4
Loans and receivables		11,046,369		556,240		11,602,609	5
Investments in associates		12,975		(12,975)		—	6
Investment properties		—		55,647		55,647	7
Premises and equipment		212,858		(85,566)		127,292	8
Intangible assets		3,024		5,252		8,276	9
Other assets		64,892		3,588		68,480	10
Current tax assets		—		573		573	10
Deferred tax assets		25,384		4,641		30,025	11

Total assets	￦	15,902,304	￦	293,123	￦	16,195,427

Financial liabilities at FVTPL		18,557		—		18,557
Deposits		11,251,800		16,851		11,268,651	12
Borrowings		1,991,425		312,215		2,303,640	13
Debentures		1,069,677		(70,378)		999,299	14
Other provision		109,032		3,567		112,599	15
Current tax liabilities		19,056		—		19,056
Other financial liabilities		442,872		(18,124)		424,748	16
Other liabilities		25,882		(3,190)		22,692	17

Total liabilities	￦	14,928,301	￦	240,941	￦	15,169,242

Capital stock		247,069		—		247,069
Hybrid equity securities		—		86,998		86,998	18
Capital surplus		84,551		—		84,551
Other capital		11,274		4,262		15,536	18
Retained earnings		631,109		(39,078)		592,031	19

Total capital	￦	974,003	￦	52,182	￦	1,026,185

2)	Summary of the effects on the statement of financial position at December 31, 2010 (Date of transition, Unit: Korean Won in millions):

< Transition effects on financial position>

	K-GAAP		Transition effects		K-IFRS		Ref.
Cash and due from banks	￦	1,525,771	￦	(1,056,785)	￦	468,986	1
Financial assets at FVTPL		65,519		326,874		392,393	2
AFS financial assets		1,323,780		17,989		1,341,769	3
HTM financial assets		2,131,273		(499)		2,130,774	4
Loans and receivables		11,174,547		1,064,262		12,238,809	5
Investments in associates		10,323		(10,323)		—	6
Investment properties		—		46,991		46,991	7
Premises and equipment		210,291		(77,496)		132,795	8
Intangible assets		5,526		6,684		12,210	9
Other assets		49,057		2,466		51,523	10
Current tax assets		—		573		573
Deferred tax assets		22,130		2,053		24,183	11

Total assets	￦	16,518,217	￦	322,789	￦	16,841,006

Financial liabilities at FVTPL		24,468		—		24,468
Deposits		11,415,119		11,582		11,426,701	12
Borrowings		2,693,667		311,292		3,004,959	13
Debentures		770,114		(70,305)		699,809	14
Other provision		105,175		(10,743)		94,432	15
Current tax liabilities		4,573		—		4,573
Other financial liabilities		421,255		18,513		439,768	16
Other liabilities		19,820		(925)		18,895	17

Total liabilities	￦	15,454,191	￦	259,414	￦	15,713,605

Capital stock		247,069		—		247,069
Hybrid equity securities		—		86,998		86,998	18
Capital surplus		84,551		—		84,551
Other capital		14,348		2,688		17,036	18
Retained earnings		718,058		(26,311)		691,747	19

Total capital	￦	1,064,026	￦	63,375	￦	1,127,401

< Transition effects on operational results >

	K-GAAP		Transition effects		K-IFRS		Ref.
Interest income	￦	901,533	￦	5,366	￦	906,899	20
Interest expense		433,786		5,028		438,814	21

Net interest income		467,747		338		468,085
commission income		61,561		(4,273)		57,288	22
commission expense		30,682		(2,914)		27,768	23

Net commission income		30,879		(1,359)		29,520
Dividend on securities		2,701		26,734		29,435	24
Gain (loss) on financial assets at FVTPL		(10,221)		25,302		15,081	25
Gain (loss) on AFS financial assets		(3,466)		11,508		8,042	26
Gain (loss) on HTM financial assets		23		(2)		21
Impairment on credit loss		140,614		1,034		141,648	27
Other operating income (expense)		(203,533)		(39,385)		(242,918)	28

Operating income		143,516		22,102		165,618
Gain (loss) on investment in associates		(1,657)		1,657		—	29

Income on continuing operation before income tax expense		141,859		23,759		165,618
Income tax expense (income) on continuing operation		36,330		4,851		41,181	30
Income on continuing operation		105,529		18,908		124,437
Income from discontinued operations		—		—		—
Revenue from discontinued operations		—		—		—
Costs from discontinued operations		—		—		—
Income tax expense from discontinued operations		—		—		—
Net Income		105,529		18,908		124,437
Net income from controlling interest		105,529		18,908		124,437
Net income from non-controlling interest		—		—		—
Other comprehensive income (loss)		3,074		(1,573)		1,501	31
Other comprehensive income from controlling interest		3,074		(1,573)		1,501
Other comprehensive income from non – controlling interest		—		—		—

Comprehensive income	￦	108,603	￦	17,335	￦	125,938

(3)	Details of financial position reconciliation and results of operations reconciliation

1)	Cash and due from banks

Certain money market funds (MMF), certificate of deposits (CD) and bank deposits included in cash and cash equivalents under K-GAAP are reclassified into financial asset at FVTPL, AFS financial assets or loans and receivables under K-IFRS.

2)	Financial assets at FVTPL

Cash and cash equivalents or AFS securities under K-GAAP are designated as or transferred to financial assets at FVTPL under K-IFRS. Fair value changes due to credit risk adjustment and others result in a change in net assets. In addition, for securitization securities of AFS financial assets, it was designated as financial instruments at FVTPL by using the fair values assessment options.

3)	AFS financial assets

Certain MMF and CD included in cash and cash equivalents under K-GAAP are transferred to AFS financial assets under K-IFRS. Investments in associates that were excluded from application of equity method were reclassified as AFS financial assets under K-IFRS. In addition, different accounting methods on reversal of impairment loss for AFS securities result in a decrease in net assets.

4)	HTM financial assets

Application of the effective interest method to HTM securities measured at amortized cost results in a decrease in net assets.

5)	Loans and receivables

Bank deposits included in cash and cash equivalents under K-GAAP are transferred to loans and receivables under K-IFRS and prepaid rental deposits under K-GAAP are reclassified into other assets under K-IFRS. Also, changes in net assets are attributable to the different accounting treatments in deferred loan fees and amortization method using the effective interest rate, combined with different set-out scope of provision for receivables and its calculation methodology.

6)	Investments in subsidiaries and associates

Some securities accounted for under the equity method in accordance with K-GAAP are reclassified as AFS securities under K-IFRS. Accordingly, adjustments regarding equity in earnings have changed the net asset amount.

7)	Investment properties

Non-operating fixed assets included in property, plant and equipment under K-GAAP segregated and transferred to investment properties.

8)	Premises and equipment

Non-operating fixed assets and assets to be disposed that have been recorded in other assets under K-GAAP are reclassified into investment properties and a held-for-sale asset group, respectively, under K-IFRS. Also, acquisition cost adjustment due to the revaluation of fixed assets and establishment of provision for asset retirement results in the net asset value change.

9)	Intangible assets

Among the deposits recognized under K-GAAP, membership deposit with the expected future economic benefits is reclassified as intangible asset under K-IFRS.

10)	Other assets

Prepaid rental expense in rental deposits under K-GAAP is transferred to other assets.

11)	Deferred tax assets

Changes in deferral amount arising from fair value evaluation of financial asset/liability and different methodology of impairment assessment, along with different depreciation expense and denial of provision liability have changed the amount of deferred tax asset under K-IFRS.

12)	Deposits

Changes in net assets are attributable to the application of the effective interest method in the calculation of interest expense for CD and equity-linked securities (ELS), previously recognized as interest payable under K-GAAP, and net book value adjustments.

13)	Borrowings

Changes in net assets are attributable to the application of the effective interest rate method in the calculation of interest expense for borrowings and net book value adjustments.

14)	Debentures

Some debentures are designated as financial liabilities at FVTPL. Hybrid securities meeting the definition of capital, in substance, are reclassified as non-controlling equity under K-IFRS. Changes in net assets are attributable to the difference in fair value measurement of the corporate bonds subject to the hedge accounting and difference in amortization cost based on the effective interest rate method.

15)	Other provision

Difference in calculation methodology of provision for unused commitments, guarantees and other liabilities results in changes in net assets.

16)	Other financial liabilities

A substantial portion of unearned rental income recorded in rental deposits within other financial liabilities under K-GAAP are transferred to other liabilities under K-IFRS. Changes in net assets are attributable to the changes in the carrying amount of accrued liabilities in relation to interest payables on CD and ELS and the different calculation methodology for accrued vacation benefits.

17)	Other liabilities

A substantial portion of unearned rental income recorded in rental deposits within other financial liabilities under K-GAAP are transferred to other liabilities under K-IFRS. On the other hand, other liabilities has changed due to adjustment of deposit liabilities’ carrying amount for certificate of deposit and equity linked deposits regarding accrued interest expense, and differences in calculation method regarding stipend for unused annual and monthly leave.

18)	Hybrid securities and other capital

The Group reclassified hybrid securities that meet the definition of capital in economic substance as a capital from the liabilities. Gains of losses on fair value measurement in relation to reclassification of AFS securities are transferred to retained earnings. In addition, net asset has been changed due to the deferred income tax adjustment and others.

19)	Retained earnings

Reclassification of AFS securities and adoption of deemed cost to securities using the equity method changed the amount of retained earnings. In addition, difference in fair value evaluation provisions, accrued interest expense and depreciation expense, along with revaluation of fixed assets and profit/loss adjustment in association with financial guarantee contracts caused a change in retained earnings.

20)	Interest income

The amount of interest income changes due to the difference in amortized deferred fee of loans and receivables using the effective rate method, interest income recognized for impaired loans, and adjustments to accrued interest income for impaired loans. In addition, the change of time value in account receivables associated with financial guarantee, transfer of interest income related to credit card points to unearned revenue, recognition of present value discounts amounting to the substantial portion of prepaid rental expenses and its amortization cost using the effective rate method result in changes in interest income.

21)	Interest expense

Reclassification of hybrid securities from corporate bonds under K-GAAP to capital account under K-IFRS results in a transfer of interest expense to dividend expense and a change in retained earnings. In addition, difference in amortized interest expenses with regards to financial liabilities and exchange rate applied when translating interest expense of foreign currency denominated financial liabilities results in a change in interest expense.

22)	Commission income

Commission income changes due to the adjusted deferred loan costs (fees) related to loans and receivables and the offset amount with financial guarantee assets when commissions related to financial guarantee contracts are received.

23)	Commission expense

Commission expense changes due to the adjusted deferred loan costs (fees) related to loans and receivables.

24)	Dividend income

Dividend incomes has changed by reclassification to dividend income, which it used to classified as interest of other income securities and consolidate coverage change.

25)	Gain (loss) on financial assets at FVTPL

Different valuation amounts using fair value measurement derived by credit risk adjustments to derivative instruments result in changes in profit/loss on financial assets

26)	Gain (loss) on AFS financial assets

Profit or loss on AFS securities has been changed, responding to the account reclassification.

27)	Impairment losses for loans, other receivables, guarantees and unused commitments on credit loss.

Impairment on credit loss is caused by differences in the scope and calculation methodology of provision for loans and receivables, and differences in the calculation of unused commitment and payment guarantee.

28)	Other operating income (expense)

Changes in other operating income or expense are attributable to gains or losses on foreign currency transactions due to the different exchange rates applied at the transaction date, changes in depreciation expenses due to the changed net book value of fixed assets and changes in selling and administrative expenses contributed by changed vacation benefits and defined benefit retirement expense. Moreover, differences in rental income and expense have occurred in regards with prepaid rental expense and unearned rental income, respectively.

29)	Gain (loss) on Investments in subsidiaries and associates

The net effect of gain or loss on valuation of equity method under K-GAAP has been reversed as certain securities accounted for under the equity method are reclassified to AFS securities under K-IFRS.

30)	Income tax expense

Changes in income tax expense are attributable to the changes in deferred tax assets and liabilities.

31)	Other comprehensive income (loss)

Reclassified AFS securities under K-IFRS made a change in the amount of other comprehensive income (loss).

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

English Translation of a Report Originally Issued in Korean

To the Shareholders and the Board of Directors of

Kyongnam Bank:

Report on the consolidated financial statements

We have reviewed the accompanying consolidated financial statements of Kyongnam Bank and subsidiaries (the “Group”). The financial statements consist of the consolidated statement of financial position as of June 30, 2013, and the related consolidated statements of comprehensive income for the three and six months ended June 30, 2013 and 2012, and the related consolidated statements of changes in equity and cash flows for the six months ended June 30, 2013 and 2012, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

The Group’s management is responsible for the preparation and fair presentation of the accompanying consolidated financial statements and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent accountants’ responsibility

Our responsibility is to express a conclusion on the accompanying condensed consolidated financial statements based on our reviews.

We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

Review conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements of the Group are not presented fairly, in all material respects, in accordance with Korean International Financial Standards (“K-IFRS”) 1034, ‘Interim Financial Reporting’.

Highlights

As described in Note 2, as the Group has newly adopted new standards that made changes in accounting policies retrospectively, the condensed consolidated statement of financial position as of December 31, 2012, and the related condensed consolidated statements of comprehensive income for the three and six months ended June 30, 2012, and the condensed consolidated statements of changes in equity and cash flows for the six months ended June 30, 2012, were restated. These restatements have no effect on our conclusion.

Others

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the consolidated statement of financial position of the Group as of December 31, 2012, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended (not presented herein) and, in our report dated February 22, 2013, we expressed an unqualified opinion on those consolidated financial statements. The accompanying restated condensed consolidated statement of financial position as of December 31, 2012, which is comparatively presented in the accompanying consolidated financial statements, does not differ, in material respects, from the audited consolidated statement of financial position as of December 31, 2012.

August 14, 2013

Notice to Readers

This report is effective as of August 14, 2013, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between this review report date and the time the report is read. Such events or circumstances could significantly affect the accompanying consolidated financial statements and may result in modifications to the accountants’ review report.

KYONGNAM BANK AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012, AND

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2013 AND 2012

The accompanying consolidated financial statements, including all footnote disclosures, were prepared by and are the responsibility of the Group.

Young-been, Park

Chairman and Chief Executive Officer

KYONGNAM BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

	Korean Won
	June 30, 2013		December 31, 2012
	(In millions)
ASSETS

Cash and cash equivalents (Note 6)	￦	375,316	￦	462,395
Financial assets at FVTPL (Notes 7, 11, 12 and 24)		252,153		595,542
AFS financial assets (Notes 8, 11 and 17)		2,282,131		2,028,304
HTM financial assets (Notes 9, 11 and 17)		1,920,797		2,068,838
Loans and receivables (Notes 10, 11, 12 and 41)		25,793,852		23,443,417
Investment properties (Note 13)		12,543		12,592
Premises and equipment, net (Note 14)		186,699		174,450
Intangible assets, net (Note 15)		12,401		11,706
Other assets (Notes 16 and 41)		122,914		125,656
Deferred tax assets (Note 38)		29,528		22,469

Total assets	￦	30,988,334	￦	28,945,369

LIABILITIES

Financial liabilities at FVTPL (Notes 11,12,18 and 24)	￦	40,133	￦	101,471
Deposits due to customers (Notes 11 and 19)		22,917,470		20,767,850
Borrowings (Notes 11 and 20)		2,930,164		3,346,349
Debentures (Notes 11 and 20)		1,245,346		1,345,265
Retirement benefit obligation (Note 21)		3,624		8,149
Provisions (Notes 22 and 40)		273,598		242,911
Current tax liabilities (Note 38)		21,450		27,572
Other financial liabilities (Notes 11, 12, 23 and 41)		1,379,238		1,098,269
Other liabilities (Notes 23 and 41)		38,679		38,443

Total liabilities	￦	28,849,702	￦	26,976,279

EQUITY

Capital stock (Note 25)	￦	290,250	￦	290,250
Hybrid securities (Note 25)		215,848		115,998
Capital surplus (Note 25)		95,480		95,480
Other equity (Note 26)		40,075		40,049
Retained earnings (Notes 27 and 28) (Regulatory reserve for credit loss as of June 30, 2013 and December 31, 2012, is ￦175,059 million and ￦155,137 million, respectively; planned reversal of regulatory reserve for credit loss as of June 30, 2013, is ￦3,457 million; and planned regulatory reserve for credit loss as of December 31, 2012, is ￦19,922 million)		1,496,979		1,427,313

		2,138,632		1,969,090

NON-CONTROLLING INTERESTS		—		—

Total equity		2,138,632		1,969,090

Total liabilities and equity	￦	30,988,334	￦	28,945,369

See accompanying notes to consolidated financial statements.

KYONGNAM BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013 AND 2012

	Korean Won
	2013				2012
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
	(In millions, except for income per share data)
OPERATING INCOME:
Net interest income (Notes 29 and 41):
Interest income	￦	340,516	￦	677,668	￦	348,384	￦	692,187
Interest expenses		(167,018)		(335,572)		(175,250)		(348,445)

		173,498		342,096		173,134		343,742

Net fee and commission income (Notes 30 and 41):
Fee and commission income		22,745		46,379		21,365		42,755
Fee and commission expenses		(9,751)		(20,702)		(9,732)		(18,955)

		12,994		25,677		11,633		23,800

Dividend income (Note 31)		1,440		7,469		1,075		7,200

Gain on financial instruments at FVTPL (Note 32)		20,802		41,159		35,025		53,118

Gain on AFS financial assets (Note 33)		885		1,868		2,829		3,363

Impairment losses for loans, other receivables, guarantees and unused commitments (Note 34)		24,269		43,183		62,402		97,335

General and administrative expenses (Note 35)		(70,002)		(148,164)		(65,764)		(135,221)

Other operating income (expense) (Notes 35 and 41)		(44,711)		(101,350)		3,026		(58,257)

NET OPERATING INCOME		70,637		125,572		98,556		140,410

Other non-operating income (expenses) (Note 36)		(22)		(590)		(3,601)		(6,264)

NET INCOME BEFORE INCOME TAX EXPENSE		70,615		124,982		94,955		134,146

INCOME TAX EXPENSE (Note 37)		13,265		26,918		21,318		29,412

NET INCOME (Net income after the planned reserves provided is ￦94,607 million and ￦81,300 million for the six months ended June 30, 2013 and 2012, respectively) (Note 28)	￦	57,350	￦	98,064	￦	73,637	￦	104,734

(Continued)

KYONGNAM BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013 AND 2012

	Korean Won
	2013				2012
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
	(In millions, except for income per share data)
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX (Note 38):
Other comprehensive income that will not be reclassified to profit or loss	￦	7	￦	43	￦	6	￦	14
Actuarial gains (losses) on defined benefit plans		7		43		6		14
Other comprehensive income that will be reclassified to profit or loss		(11,129)		(16)		3,902		1,274
Gain (loss) on valuation of AFS financial assets		(11,129)		(16)		3,899		975
Gain (loss) on valuation of cash flow hedge		—		—		3		299

		(11,122)		27		3,908		1,288

TOTAL COMPREHENSIVE INCOME (LOSS)
Comprehensive income attributable to owners
Comprehensive income attributable to non-controlling interests

	￦	46,228	￦	98,091	￦	77,545	￦	106,022

NET INCOME (LOSS) PER SHARE:
Basic (diluted) earnings per common share (Note 39)	￦	942	￦	1,610	￦	1,235	￦	1,737

(Concluded)

See accompanying notes to consolidated financial statements.

KYONGNAM BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012

	Common stock		Hybrid securities		Capital surplus		Other equity		Retained earnings		Controlling interests		Non- controlling interests		Total equity
	(Korean Won in millions)
January 1, 2012 (Reported)	￦	290,250	￦	115,998	￦	95,480	￦	38,561	￦	1,257,472	￦	1,797,761	￦	—	￦	1,797,761
Effect of change in accounting policy		—		—		—		(3,441)		4,942		1,501		—		1,501
January 1, 2012 (Restated)		290,250		115,998		95,480		35,120		1,262,414		1,799,262		—		1,799,262

Dividends		—		—		—		—		(7,976)		(7,976)		—		(7,976)
Dividends of hybrid equity securities		—		—		—		—		(3,921)		(3,921)		—		(3,921)
Net income		—		—		—		—		104,734		104,734		—		104,734
Valuation of AFS financial assets		—		—		—		975		—		975		—		975
Actuarial gains (losses) on defined benefit plans		—		—		—		14		—		14		—		14
Valuation of derivatives		—		—		—		299		—		299		—		299

June 30, 2012	￦	290,250	￦	115,998	￦	95,480	￦	36,408	￦	1,355,251	￦	1,893,387	￦	—	￦	1,893,387

January 1, 2013	￦	290,250	￦	115,998	￦	95,480	￦	40,049	￦	1,427,313	￦	1,969,090	￦	—	￦	1,969,090
Issue of hybrid securities		—		99,850		—		—		—		99,850		—		99,850
Dividends		—		—		—		—		(23,769)		(23,769)		—		(23,769)
Dividends of hybrid equity securities		—		—		—		—		(4,629)		(4,629)		—		(4,629)
Net income		—		—		—		—		98,064		98,064		—		98,064
Valuation of AFS financial assets		—		—		—		(17)		—		(17)		—		(17)
Actuarial gains (losses) on defined benefit plans		—		—		—		43		—		43		—		43

June 30, 2013	￦	290,250	￦	215,848	￦	95,480	￦	40,075	￦	1,496,979	￦	2,138,632	￦	—	￦	2,138,632

See accompanying notes to consolidated financial statements.

KYONGNAM BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012

	Korean Won
	2013		2012
	(In millions)
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	￦	98,064	￦	104,734
Adjustment to net income:
Income tax expense		26,918		29,412
Interest income		(677,668)		(692,187)
Interest expense		335,572		348,445
Dividend income		(7,469)		(7,200)

		(322,647)		(321,530)

Additions of expenses not involving cash outflows:
Loss on valuation of financial assets held for trading		638		68
Impairment loss on AFS financial assets		138		683
Loss on disposal of AFS financial assets		89		350
Impairment loss on credit loss		43,183		97,335
Loss on disposal of premises and equipment and other assets		67		17
Depreciation and amortization		4,655		4,793
Loss on valuation of derivatives		33,311		22,497
Retirement benefits		6,145		5,730
Provisions		28,421		18
Other operating expense		126		—

		116,773		131,491

Deductions of revenues not involving cash inflows:
Gain on valuation of financial assets held for trading		830		322
Gain on valuation of derivatives		41,405		52,740
Gain on disposal of AFS financial assets		2,095		4,396
Gain on disposal of premises and equipment		4		11
Reversal of provisions		8		—
Other operating income		—		1

		44,342		57,470

Changes in operating assets and liabilities:
(Increase) decrease in financial instruments at FVTPL		351,674		(162,112)
Increase in loans and receivables		(2,396,476)		(2,491,269)
(Increase) decrease in other assets		2,539		(53,536)
Decrease in financial liabilities at FVTPL		(61,338)		(6,488)
Increase in deposits due to customers		2,151,476		1,870,979
Payment in severance indemnities		(831)		(502)
Increase in plan assets of an employee		(9,782)		(8,188)
Decrease in provisions		(205)		(9,831)
Increase in other financial liabilities		330,870		621,036
Increase in other liabilities		1,135		461

		369,062		(239,450)

(Continued)

KYONGNAM BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012

	Korean won
	2013		2012
	(in millions)
Income tax paid	￦	(40,109)	￦	(44,126)
Interest revenue received		674,369		678,107
Interest expense paid		(387,075)		(340,296)
Dividend received		7,469		7,200

Net cash provided by (used in) operating activities		471,564		(81,340)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash inflows from investing activities:
Disposal of AFS financial assets		1,190,273		1,578,743
Repayment of HTM financial assets		250,429		400,981
Disposal of premises and equipment		948		2,555

		1,441,650		1,982,279

Cash outflows for investing activities:
Acquisition of AFS financial assets		1,441,551		1,628,469
Acquisition of HTM financial assets		98,751		454,457
Acquisition of premises and equipment		17,275		6,996
Acquisition of intangible assets		1,084		1,261

		(1,558,661)		(2,091,183)

Net cash used in investing activities		(117,011)		(108,904)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash inflows from financing activities:
Issue of borrowings		41,663,731		25,876,233
Issue of debentures		—		199,797
Issue of hybrid securities		99,850		—

		41,763,581		26,076,030

Cash outflows for financing activities:
Decrease in borrowings		42,080,087		25,612,728
Repayment of debentures		100,000		240,000
Dividends paid		23,769		7,976
Dividends of hybrid securities paid		4,629		3,921

		(42,208,485)		(25,864,625)

Net cash used in financing activities		(444,904)		211,405

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(90,351)		21,161

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		462,395		289,748
Effects of exchange-rate changes on cash and cash equivalents		3,272		(2,171)

CASH AND CASH EQUIVALENTS, END OF PERIOD	￦	375,316	￦	308,738

(Concluded)

See accompanying notes to consolidated financial statements.

KYONGNAM BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012, AND

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013 AND 2012

1.	GENERAL:

(1)	Kyongnam Bank

Kyongnam Bank Co., Ltd. (hereinafter referred to as, the “Bank” or “Parent” or the “Company”), was incorporated on April 18, 1970, under the General Banking Law of the Republic of Korea to engage in the commercial banking business, trust business and foreign exchange operations. As of June 30, 2013, the Bank’s common stock amounted to 290,250 million, consisting of 58,050,037 shares of common stock issued and outstanding.

On March 27, 2001, the Bank became a subsidiary (99.99% ownership interest) of Woori Finance Holdings Co., Ltd. (WFH), which was established in accordance with the provisions of the Financial Holding Company Act. In October 2011, by exchanging the stock, the Bank became a wholly owned subsidiary (100% ownership interest) of WFH. The headquarters of the Bank is located at Changwon, Kyungsangnam-do, Korea. The Bank has 166 branches and offices in the Republic of Korea.

(2)	Subsidiary

1)	The Group has the following subsidiaries (Unit: Korean won in millions):

				June 30, 2013		December 31, 2012
Subsidiaries	Capital	Location	Main business	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)	Financial statements as of
Consus 6th LLC (*1)	10	Korea	Asset securitization	—	—	—	—	June 30, 2013
Kyongnam Bank Preservation Trust of Principal (*2)	—	Korea	Trust Business	—	—	—	—	June 30, 2013
Kyongnam Bank Principal and Interest Trust (*2)	—	Korea	Trust Business	—	—	—	—	June 30, 2013
Woori Frontier Private Securities Investment Trust 4th (*3)	30,000	Korea	Beneficiary certificates	—	100	—	—	June 30, 2013
Dongyang HighPlus Private Securities Investment Trust N-28th (*3)	40,000	Korea	Beneficiary certificates	—	100	—	—	June 30, 2013
Bearing Vesta Private Securities Investment Trust 9th (*3)	30,000	Korea	Beneficiary certificates	—	100	—	—	June 30, 2013
Shinyoung Private Securities Investment Trust KN-1st (*3)	20,000	Korea	Beneficiary certificates	—	100	—	—	June 30, 2013
Shinyoung Private Securities Investment Trust KN-2nd (*3)	10,000	Korea	Beneficiary certificates	—	100	—	—	June 30, 2013
Yurie Balance Private Investment Trust 11th (*3)	20,000	Korea	Beneficiary certificates	—	100	—	—	June 30, 2013
Daeshin Balance Private Securities Investment Trust 51st (*3)	10,000	Korea	Beneficiary certificates	—	100	—	—	June 30, 2013
Hyundai Smart Dream Private Equity Securities 9th (*3,*4)	20,000	Korea	Beneficiary certificates	—	100	—	—	June 30, 2013
KTB Market Alpha Private Securities Investment Trust 30-2nd (*3)	10,000	Korea	Beneficiary certificates	—	100	—	100	June 30, 2013
Mirae Asset Columbus Private Securities Investment Trust 43rd (*3)	10,000	Korea	Beneficiary certificates	—	100	—	100	June 30, 2013
Hanhwa Private Securities Investment Trust 4th (*3,*5)	20,000	Korea	Beneficiary certificates	—	—	—	100	—
Dongyang HighPlus Private Securities Investment Trust N-22nd (*3,*5)	30,000	Korea	Beneficiary certificates	—	—	—	100	—
Samsung Partner Plus Private Equity Securities Investment Trust 6th (*3,*5)	30,000	Korea	Beneficiary certificates	—	—	—	100	—
Sei New Vesta Private Securities Investment Trust 6th (*3,*5)	50,000	Korea	Beneficiary certificates	—	—	—	100	—
Woori Frontier Private Securities Investment Trust 2nd (*3,*5)	30,000	Korea	Beneficiary certificates	—	—	—	100	—
Shinhan BNPP Private Securities Investment Trust 19th (*3,*5)	10,000	Korea	Beneficiary certificates	—	—	—	100	—

(*1)	Bank determine that dominates a subsidiary throughout the overall consideration of the power to force related activities of investees or investors have less than a majority of holding percentage gain, exposure the interests of changes, and ability to use the power to affect the interests of changes in bank with structured company for asset securitization.
(*2)	Bank determine that dominates a subsidiary throughout the overall consideration of the power to force related activities of investees or investors have less than a majority of holding percentage gain, exposure the interests of changes, and ability to use the power to affect the interests of changes in bank with money held in trust by the Trust Business Act.
(*3)	Bank determine that dominates a subsidiary throughout the overall consideration of the power to force related activities of investees or investors have less than a majority of holding percentage gain, exposure the interests of changes, and ability the variation of the bank and structured companies for the purpose of investments, such as securities.
(*4)	It is included in the consolidated bank to earn an advantage in the acquisition of shares for the six months ended June 30, 2013.
(*5)	Acquired in 2012, included in the scope of consolidation of the bank; but as of June 30, 2013, the sale has been excluded from consolidation.

2)	Summarized financial information before elimination of intercompany accounts of subsidiaries, prepared under Korean International Financial Reporting Standards (“K-IFRS”) for the Group’s consolidated financial statements, is as follows (Unit: Korean won in millions):

	June 30, 2013
	Assets		Liabilities		Equity		Net income (loss)		Comprehensive income (loss) attribute to owners
Preservation trust of principal	￦	57,465	￦	56,220	￦	1,245	￦	(12)	￦	(12)
Special-purpose company (SPC)		9		—		9		—		—
Beneficiary certificate		202,054		479		201,575		1,612		1,612

	December 31, 2012
	Assets		Liabilities		Equity		Net income		Comprehensive income attribute to owners
Preservation trust of principal	￦	56,742	￦	56,742	￦	—	￦	—	￦	—
Special-purpose company (SPC)		9		—		9		—		—
Beneficiary certificate		186,042		1,141		184,901		4,901		4,901

3)	The Group has entered into various agreements with structured entities, such as asset securitization vehicles, structured finance and investment funds. The Group has no controlling power over those structured entities, which is determined in accordance with K-IFRS 1110. As therefore, those structured entities are not consolidated to the Group. They are classified as three categories: asset securitization vehicles, structured finance and investment fund based on nature and purpose of their investments and risk exposed to the Group.

Asset securitization vehicle issues asset-backed securities and redeems the principal and interest or distribute dividends on asset-backed securities with profits from collecting cash flows from or sale of securitized assets. The Group, as a secondary guarantor, provides purchase commitments for its asset-backed securities or guarantees to such asset securitization vehicle and recognizes commission income or interest incomes related to the commitment or guarantees. As therefore, the Group would be exposed to risks to purchases or pays back asset-backed securities issued by the vehicles when a primary guarantor fails to provide the financing for asset securitization vehicles.

Structured finance includes investments in project financing on real estate, social overhead capital (“SOC”), infrastructure and shipping finance. They are formed as special-purpose entity by funding through equity investments and loans from various investors. Investment decisions are made by the Group based on business outlook of such projects. In relation to such investments, the Group recognizes interest income on loans, gains or losses on valuation of equity investments or dividend income. The structured finance is secured by additional funding agreement, guarantee or credit facilities. However, the structured financing project would fail to return the capital of equity investments or principal of loans to the Group if it discontinued or did not achieve business outcome.

Investment funds include trusts and private equity funds. A trust is formed by funding from various investors, engaging a manager at the trust to operate and distributing proceeds from investments to the investors. A private equity fund is established in order to acquire ownership interests in a target company with exit strategy after implementing financial and operational restructuring. The Group recognizes gains and losses on valuation of investments in proposition of interest on investment funds. It is exposed to losses when the value of investment funds is decreased.

Total assets of the unconsolidated structured entities, carrying value of related items recorded, maximum exposure, and loss recognized for the six months ended June 30, 2013, are as follows. (Unit: Korean won in millions):

	June 30, 2013
	Asset securitization vehicle		Structured finance		Investment funds
Total assets of the unconsolidated structured entities	￦	7,894,552	￦	4,255,445	￦	2,251,925
Assets related to unconsolidated structured entities		196,294		368,928		117,883
Loans and receivables		—		358,990		—
AFS financial assets		70,594		9,938		117,883
HTM financial assets		125,700		—		—
Liabilities related to unconsolidated structured entities		—		—		—
The maximum exposure		218,794		368,929		117,883
Investments		196,294		368,929		117,883
Purchase agreements		22,500		—		—
Loss recognized on unconsolidated structured entities		289		138		4,352

2.	SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES:

The Group’s interim consolidated financial statements for the six months ended June 30, 2013, are prepared in accordance with K-IFRS 1034, ‘Interim Financial Reporting’. It is necessary to use the annual consolidated financial statements for the year ended December 31, 2012, for the understanding of the interim financial statements.

Major accounting policies used for the preparation of the consolidated financial statements are stated below. Unless stated otherwise, the accounting policies have been applied consistently with the annual consolidated financial statements in order to prepare the consolidated financial statements for the six months ended June 30, 2013.

(1)	The Group has newly adopted the following new standards that affected the Group’s accounting policies.

Amendments to K-IFRS 1001 – Presentation of Financial Statements

The amendments of K-IFRS 1001 relate to the separate presentation of other comprehensive income items that would not be reclassified as net income subsequently or would be reclassified as net income under specific circumstances. The amendments have effect on the presentation of consolidated financial statements and no effects on the financial position and financial performance. The Group applied the amendments retrospectively and restated the comparative statements of consolidated financial statements.

Amendments to K-IFRS 1019 – Employee Benefits

The amendments to K-IFRS 1019 relate to the elimination of the ‘corridor approach’ permitted under the previous version of K-IFRS 1019. Accordingly, the actuarial gains or losses are recognized in other comprehensive income immediately. The amendment replaces the expected return on plan assets with a net interest cost based on the net defined benefit asset or liability. The expected return on plan assets included in net interest on the net defined benefit liability (asset). The past service costs incurred under changes of plans are recognized at the earlier of the dates when the plan amendment or curtailment occurs and when the entity recognizes related restructuring costs or termination benefits.

The Group applied the amendments retrospectively and restated comparative statements of consolidated financial statements. As a result, other equity decreased by 5,982 million won and retained earnings increased by 5,982 million won on consolidated statement of financial position as of December 31, 2012. There is no impact on comparative consolidated statement of comprehensive income for the six months ended June 30, 2012.

Amendments to K-IFRS 1107 – Financial Instruments: Disclosures

The amendments to K-IFRS 1107 are mainly focusing on presentation of the offset between financial assets and financial liabilities. Irrespective of whether they meet the offset requirement of financial assets and financial liabilities in accordance with K-IFRS 1032, the amendments to K-IFRS 1107 require to disclose offsetting agreements and related information, which are legally enforced by master netting agreements or similar agreements. The Group does not hold the offset financial instruments in accordance with K-IFRS 1032 and does not have a master netting arrangement or similar agreement. The amendments have no significant effect on the Group’s consolidated financial statements. Amendments provided for in the Group’s financial assets and financial liabilities are offset and the information for comparative periods has been retroactively disclosed in Note 12.

Enactment of K-IFRS 1110 – Consolidated Financial Statements

K-IFRS 1110 replaces the requirements and guidance in K-IFRS 1027 and K-IFRS 2012 relating to the consolidated financial statements.

K-IFRS 1110 explains in detail the concept of dominance that determines whether a company should be included in the consolidated financial statements of the parent company. The investor would dominate the investee when the former is exposed to fluctuation benefit by the latter or when the former has control over benefits and has the power to influence them. The IFRS provides additional guidance on the circumstances in which it is difficult to determine the control.

In accordance with the transitional provisions of heading No. 1110, if there is change in the scope of consolidation at January 1, 2013, and unless it cannot be applied in practice, it is rewritten to comply with the result of comparative-period financial statements of the standard No. 1110, and if there is no change in the scope of consolidation on the final date, the previous accounting is not adjusted.

After reviewing the changes in scope of consolidation resulted from the adoption of Financial Accounting Standard No. 1110, the Group determined that including Principal Conservation Trust is included in the scope of consolidation. As the Group is a trustee Principal Conservation, Trustee holds power, and when entrusted property does not reach its price, it is exposed to continuous loss through its exposure to significant fluctuations in benefit. Since it has the ability to influence such benefit, it satisfies the control and heading of Financial Accounting Standard No. 1110.

1)	Newly consolidated entities in adoption of K-IFRS 1110 are as follows:

	Location	Main business	Percentage of ownership (%)
Principle guarantee trust	Korea	Trust	—

2)	Enactment of K-IFRS 1110 - Consolidated Financial Statements, in accordance with the enactment of changes in accounting policies and its impact on the consolidated financial statements are as follows. (Unit: Korean Won in millions):

	December 31, 2012
	Before change		Adjustment		After the change
Cash and cash equivalents	￦	462,395	￦	—	￦	462,395
Financial assets at FVTPL		552,977		42,564		595,541
AFS financial assets		2,028,304		—		2,028,304
HTM financial assets		2,068,838		—		2,068,838
Loans and receivables		23,441,730		1,687		23,443,417
Investment properties		12,592		—		12,592
Premises and equipment		174,450		—		174,450
Intangible assets, net		11,706		—		11,706
Other assets		125,642		14		125,656
Deferred tax assets		22,870		(401)		22,469

Total assets	￦	28,901,504	￦	43,864	￦	28,945,368

Financial liabilities at FVTPL	￦	101,471	￦	—	￦	101,471
Deposits due to customers		20,719,536		48,313		20,767,849
Borrowings		3,346,349		—		3,346,349
Debentures		1,345,265		—		1,345,265
Retirement benefit obligation		8,149		—		8,149
Provisions		242,911		—		242,911
Current tax liabilities		27,573		—		27,573
Other financial liabilities		1,103,975		(5,707)		1,098,268
Other liabilities		38,443		—		38,443

Total liabilities	￦	26,933,672	￦	42,606	￦	26,976,278

Owners’ equity	￦	1,967,832	￦	1,258	￦	1,969,090
Non-controlling interests		—		—		—

Total equity		1,967,832		1,258		1,969,090

Total liabilities and equity	￦	28,901,504	￦	43,864	￦	28,945,368

	For the six months ended June 30, 2012
	Before change		Adjustment		After the change
Net interest income
Interest income	￦	691,056	￦	1,131	￦	692,187
Interest expense		347,574		871		348,445

		343,482		260		343,742

Net fees and commission income
Fees and commission income		43,152		(397)		42,755
Fees and commission expense		18,955		—		18,955

		24,197		(397)		23,800

Dividend income		7,200		—		7,200

Gain on financial instruments at FVTPL		53,063		55		53,118

Gain on AFS financial assets		3,363		—		3,363

Impairment losses on credit loss		97,335		—		97,335

Other operating expenses		(193,427)		(50)		(193,477)

NET OPERATING INCOME		140,543		(132)		140,411

Other non-operating income		(6,264)		—		(6,264)

NET INCOME BEFORE INCOME TAX EXPENSE		134,279		—		134,147

INCOME TAX EXPENSE		29,445		(32)		29,413

NET INCOME	￦	104,834	￦	—	￦	104,734

NET INCOME ATTRIBUTABLE TO:
Owners		104,834		(100)		104,734
Non-controlling interests		—		—		—

BASIC AND DILUTED EARNINGS PER SHARE	￦	1,806	￦	—	￦	1,804

Enactment of K-IFRS 1111 – Joint Arrangements

K-IFRS 1111 deals with how a joint arrangement of which two or more parties have joint control should be classified. Under K-IFRS 1111, joint arrangements are classified as joint operations or joint ventures, depending on the rights and obligations of the parties to the arrangements. If the Group is a joint operator, the Group is to recognize assets, liabilities, revenues and expenses proportionally to its investment and if the Group is a joint venturer, the Group is to account for that investment using the equity method accounting. The amendment has no effect on the Group’s consolidated financial statements.

Enactment to K-IFRS 1112 – Disclosure of Interests in Other Entities

The enactment of K-IFRS 1112 establishes disclosures requirements for entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The standard requires that the nature of, and risks associated with, its interests in other entities, the effects of those interests on its consolidated financial position, comprehensive income and cash flows. The Group adopted this in accordance with the enactment of changes in equity, and non-consolidated companies’ structured nature of the risks involved has been disclosed in Note 1.

Enactment of K-IFRS 1113 – Fair Value Measurement

The enactment of K-IFRS 1113 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. K-IFRS 1113 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring fair value, an entity uses the assumptions that market participants would use when pricing the asset or liability under current market conditions. The standard explains that a fair value measurement requires an entity to determine the particular asset or liability being measured, the market in which an orderly transaction would take place for the asset or liability, the appropriate valuation technique(s) used when measuring fair value. The standard requires extensive disclosures related to fair value measurement. The introduction of the Group established the connection details of financial instruments in the consolidated statements of financial position that are measured at amortized cost, and fair value hierarchy has been disclosed in Note 11.

(2)	The Company has not applied the following K-IFRSs that have been issued but are not yet effective:

Amendments to K-IFRS 1032 – Financial Instruments: Presentation

The amendments to K-IFRS 1032 clarify requirement of the offset presentation of financial assets and financial liabilities. That is, the right to offset is unconditional to future events and can be exercised always during the contract periods. The right to offset is executable even in the case of default or insolvency. The amendments to K-IFRS 1032 are effective for the annual periods beginning on January 1, 2014.

(3)	Other

1)	Reclassification of operating income

In accordance with the amendments to K-IFRS 1001, the Group changed the presentation of operating income for the year ended December 31, 2012. The Group applied these amendments retrospectively for the comparative period and restated the statements of comprehensive income for the six months ended June 30, 2012.

Accordingly, certain items which have been originally included in operating income (expense) are reclassified into non-operating income (expense). Other net operating income increased by 23,598 million Won (with a corresponding increase in other non-operating expense) as compared to the amounts previously reported for the six months ended June 30, 2012. The amendment has no effect on net income and earnings per share for the six months ended June 30, 2012.

2)	Change in presentation of short-term employee benefits in administrative expenses

Certain fringe benefits such as social security contributions, paid annual leave and paid sick leave which are characterized short-term employee benefits are separately presented as an item in short-term employee benefits in administrative expenses. Such changes in presentation of employee benefits have no effect on Group’s consolidated financial statements

The change in presentation is as follows (Unit: Korean Won in millions):

Administrative expenses

		2011
		For the three months ended March 31		For the six months ended June 30		For the nine months ended September 30		For the year ended December 31
Initially reported	Short-term employee benefits	￦	24,076	￦	51,647	￦	76,783	￦	113,653
	Depreciation		2,232		4,554		7,025		9,654
	Administrative expenses except short-term employee benefits and depreciation		32,305		64,172		101,460		150,391

	Total	￦	58,613	￦	120,373	￦	185,268	￦	273,698

Restated	Short-term employee benefits	￦	34,440	￦	69,807	￦	106,061	￦	158,712
	Depreciation		2,232		4,554		7,025		9,654
	Administrative expenses except short-term employee benefits and depreciation		21,941		46,012		72,182		105,332

	Total	￦	58,613	￦	120,373	￦	185,268	￦	273,698

		2012
		For the three months ended March 31		For the six months ended June 30		For the nine months ended September 30		For the year ended December 31
Initially reported	Short-term employee benefits	￦	29,478	￦	56,611	￦	87,277	￦	122,891
	Depreciation		2,279		4,732		6,991		9,556
	Administrative expenses except short-term employee benefits and depreciation		37,700		73,878		114,970		160,284

	Total	￦	69,457	￦	135,221	￦	209,238	￦	292,731

Restated	Short-term employee benefits	￦	41,313	￦	77,203	￦	121,435	￦	167,418
	Depreciation		2,279		4,732		6,991		9,556
	Administrative expenses except short-term employee benefits and depreciation		25,865		53,286		80,812		115,757

	Total	￦	69,457	￦	135,221	￦	209,238	￦	292,731

3)	Reclassification of the special reserve of the principal trust.

Starting from the six months ended June 30, 2013, the consolidated company has reclassified the special reserve of the principal trust from liability (other financial liability) to equity (retained earnings). The reclassification was applied in the consolidated statement of financial position and consolidated statement of comprehensive income for the first six months of 2013. Due to the reclassification, other financial liabilities decreased by 1,658 million won, deferred tax liabilities increased 1,257 million won, retained earnings increased by 1,257 million won. Net income for the first six months in 2012 decreased by 100 million won.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS:

The significant accounting estimates and assumptions are continually evaluated and are based on historical experiences and various factors including expectations of future events that are considered to be reasonable. Actual results can differ from those estimates based on such definitions.

The significant judgments which management has made about the application of the Group’s accounting policies and key sources of uncertainty in estimate do not differ from those used in preparing the financial statements for the year ended December 31, 2012.

4.	RISK MANAGEMENT:

The Group’s operating activity is exposed to various financial risks. The Group is required to analyze and assess the level of complex risks, and determine the permissible level of risks and manage such risks.

The Group’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as to how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Group has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given the risks present, for which the Group has implemented processes for risk identification, assessment, control, and monitoring and reporting. The risk is managed by the risk management department in accordance with the Group’s risk management policy. The Risk Management Committee makes decisions on the risk strategies, such as the avoidance of concentration on capital at risk and the establishment of acceptable level of risk.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goals of credit risk management are to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Group utilizes credit grades derived using statistical methods.

2)	Credit line management

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry. It monitors obligors’ credit line, total exposures and loan portfolios when approving the loan.

3)	Credit risk mitigation

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method acknowledged by BASEL II standards to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

4)	Maximum exposure to credit risk

The maximum exposures of financial instruments, excluding equity securities, to credit risk are as follows (Korean Won in millions):

	June 30, 2013		December 31, 2012
Loans and receivables:
Korean treasury and government agencies	￦	677,344	￦	928,734
Banks		213,104		225,431
Corporates		17,545,496		15,459,195
Consumers		7,357,908		6,830,057

Subtotal		25,793,852		23,443,417

Financial assets fair value through profit or loss (“FVTPL”):
Debt securities held for trading		162,644		485,749
Derivative for trading		46,188		109,793

Subtotal		208,832		595,542

Available-for-sale (“AFS”) debt securities		1,961,609		1,667,362
Held-to-maturity (“HTM”) securities		1,920,797		2,068,838
Off-balance-sheet items:
Guarantees		852,739		720,705
Loan commitments		5,235,198		5,115,691

Subtotal		6,087,937		5,836,396

Total	￦	35,973,027	￦	33,611,555

5)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service industry, manufacturing industry, finance and insurance industry, construction industry, consumers and others in accordance with the Korean standard industrial classification code (Unit: Korean Won in millions):

		June 30, 2013
		Service		Manufacturing		Finance and insurance		Construction		Consumers		Others		Total
Loans and receivables	Korean treasury and government agencies	￦	11	￦	—	￦	614,419	￦	—	￦	—	￦	62,914	￦	677,344
	Banks		30,433		—		120,385		3		—		62,283		213,104
	Corporates		4,593,134		10,351,272		177,053		499,784		—		1,924,253		17,545,496
	Consumers		1,490,483		379,749		3,226		44,644		5,346,253		93,553		7,357,908

	Subtotal		6,114,061		10,731,021		915,083		544,431		5,346,253		2,143,003		25,793,852

Financial assets at FVTPL	Debt securities held for trading		—		—		69,182		—		—		93,462		162,644-
	Derivative for trading		468		17,719		24,113		977		—		2,911		46,188

	Subtotal		468		17,719		93,295		977		—		96,373		208,832

AFS debt securities	AFS debt securities		445,231		50,575		634,664		70,282		—		760,857		1,961,609
HTM securities	HTM securities		445,513		—		453,689		50,102		—		971,493		1,920,797
Off-balance-sheet items	Guarantees		160,623		631,613		23,585		27,672		77		9,169		852,739
	Loan commitments		892,969		2,577,989		430,325		195,571		1,067,401		70,943		5,235,198

	Subtotal		1,053,592		3,209,602		453,910		223,243		1,067,478		80,112		6,087,937

	Total	￦	8,058,865	￦	14,008,917	￦	2,550,641	￦	889,035	￦	6,413,731	￦	4,051,838	￦	35,973,027

		December 31, 2012
		Service		Manufacturing		Finance and insurance		Construction		Consumers		Others		Total
Loans and receivables	Korean treasury and government agencies	￦	15	￦	—	￦	862,056	￦	—	￦	—	￦	66,663	￦	928,734
	Banks		23,526		—		119,267		4		—		82,634		225,431
	Corporates		4,260,013		9,195,730		181,023		502,111		—		1,320,318		15,459,195
	Consumers		1,379,964		398,327		3,750		52,990		4,910,990		84,036		6,830,057

	Subtotal		5,663,518		9,594,057		1,166,096		555,105		4,910,990		1,553,651		23,443,417

Financial assets at FVTPL	Derivative for trading		—		—		329,124		982		—		155,643		485,749
	AFS debt securities		21		9,793		93,324		332		—		6,323		109,793

	Subtotal		21		9,793		422,448		1,314		—		161,966		595,542

AFS debt securities	AFS debt securities		406,287		101,113		738,079		60,630		—		361,253		1,667,362
HTM securities	HTM securities		445,495		—		458,234		60,129		—		1,104,980		2,068,838
Off-balance-sheet items	Guarantees		138,004		551,733		15,436		9,822		800		4,910		720,705
	Loan commitments		847,900		2,555,468		370,109		194,884		1,086,398		60,932		5,115,691

	Subtotal		985,904		3,107,201		385,545		204,706		1,087,198		65,842		5,836,396

	Total	￦	7,501,225	￦	12,812,164	￦	3,170,402	￦	881,884	￦	5,998,188	￦	3,247,692	￦	33,611,555

6)	Credit risk exposure by geographical areas

The geographical distribution of credit risk of financial assets as of June 30, 2013 and December 31, 2012, is all domestic.

7)	Credit risk of loans and receivables

The credit risk of loans and receivables by loan conditions are as follows (Unit: Korean Won in millions):

	June 30, 2013
	Korean treasury and government agencies				Corporates
			Banks		General business		Small- and medium-sized enterprise		Project financing		Subtotal		Consumers		Total
Loans and receivables neither overdue nor impaired	￦	677,213	￦	213,746	￦	13,678,131	￦	2,651,690	￦	1,137,006	￦	17,466,827	￦	7,312,286	￦	25,670,072
Loans and receivables overdue but not impaired		274		—		17,223		8,217		—		25,440		39,498		65,212
Impaired loans and receivables		1		—		197,790		29,080		37,116		263,986		19,853		283,840

Gross loans		677,488		213,746		13,893,144		2,688,987		1,174,122		17,756,253		7,371,637		26,019,124

Less: Provisions for credit losses		144		643		159,183		17,234		34,342		210,757		13,726		225,272

Net	￦	677,344	￦	213,103	￦	13,733,961	￦	2,671,753	￦	1,139,780	￦	17,545,494	￦	7,357,911	￦	25,793,852

	December 31, 2012
	Korean treasury and government agencies				Corporates
			Banks		General business		Small- and medium-sized enterprise		Project financing		Subtotal		Consumers		Total
Loans and receivables neither overdue nor impaired	￦	928,918	￦	226,104	￦	11,936,991	￦	2,463,401	￦	992,198	￦	15,392,590	￦	6,773,587	￦	23,321,199
Loans and receivables overdue but not impaired		—		—		22,617		7,956		5,229		35,802		51,874		87,676
Impaired loans and receivables		1		—		188,899		20,096		25,881		234,876		16,404		251,281

Total		928,919		226,104		12,148,507		2,491,453		1,023,308		15,663,268		6,841,865		23,660,156

Less: Provisions for credit losses		185		673		147,012		13,931		43,130		204,073		11,808		216,739

Net	￦	928,734	￦	225,431	￦	12,001,495	￦	2,477,522	￦	980,178	￦	15,459,195	￦	6,830,057	￦	23,443,417

a)	Credit quality of loans and receivables

The Group manages its loans and receivables that are neither overdue nor impaired through an internal rating system. The value of collateral held is the collateral-allocated amount used when calculating the respective provisions for credit losses. Segregation of credit quality is as follows (Unit: Korean Won in millions):

	June 30, 2013
	Korean treasury and government agencies				Corporates
			Banks		General business		Small- and medium-sized enterprise		Project financing		Subtotal		Consumers		Total
Upper grade (*1)	￦	677,070	￦	203,234	￦	6,386,052	￦	870,701	￦	754,411	￦	8,011,164	￦	7,270,365	￦	16,161,833
Lower grade (*2)		—		9,869		7,234,501		1,772,041		355,795		9,362,337		36,687		9,408,893

Total	￦	677,070	￦	213,103	￦	13,620,553	￦	2,642,742	￦	1,110,206	￦	17,373,501	￦	7,307,052	￦	25,570,726

Value of collateral	￦	—	￦	30,000	￦	8,577,980	￦	2,266,191	￦	353,609	￦	11,197,780	￦	5,460,762	￦	16,688,542

	December 31, 2012
	Korean treasury and government agencies				Corporates
			Banks		General business		Small- and medium-sized enterprise		Project financing		Subtotal		Consumers		Total
Upper grade (*1)	￦	928,734	￦	205,409	￦	5,567,393	￦	777,546	￦	687,610	￦	7,032,549	￦	6,729,557	￦	14,896,249
Lower grade (*2)		—		20,022		6,271,795		1,677,007		275,960		8,224,762		39,417		8,284,201

Total	￦	928,734	￦	225,431	￦	11,839,188	￦	2,454,553	￦	963,570	￦	15,257,311	￦	6,768,974	￦	23,180,450

Value of collateral	￦	—	￦	13,037	￦	7,657,640	￦	2,064,599	￦	289,895	￦	10,012,134	￦	5,206,115	￦	15,231,286

(*1)	AAA – BBB for Corporates, and 1–6 level for Consumers.
(*2)	BBB- – C for Corporates, and 7–10 level for Consumers.

The Group recognized a provision for credit losses, for loans and receivables neither overdue nor impaired, in the amount of ￦99,346 million and ￦140,749 million as of June 30, 2013 and December 31, 2012, respectively, which is deducted from the loans and receivables that are neither overdue nor impaired.

b)	Aging analysis of loans and receivables

Aging analysis of loans and receivables, net of provision overdue but not impaired, is as follows (Unit: Korean won in millions):

	June 30, 2013
	Korean treasury and government agencies				Corporates
Past due			Banks		General business		Small- and medium-sized enterprise		Project financing		Subtotal		Consumers		Total
Less than 30 days	￦	274	￦	—	￦	13,728	￦	7,437	￦	—	￦	21,165	￦	30,564	￦	52,003
30 to 60 days		—		—		2,352		540		—		2,892		4,548		7,440
60 to 90 days		—		—		1,017		49		—		1,066		2,009		3,075

Total	￦	274	￦	—	￦	17,097	￦	8,026	￦	—	￦	25,123	￦	37,121	￦	62,518

Value of collateral	￦	—	￦	—	￦	9,016	￦	6,650	￦	—	￦	15,666	￦	29,557	￦	45,223

	December 31, 2012
	Korean treasury and government agencies				Corporates
Past due			Banks		General business		Small- and medium-sized enterprise		Project financing		Subtotal		Consumers		Total
Less than 30 days	￦	—	￦	—	￦	18,628	￦	6,162	￦	5,227	￦	30,017	￦	43,405	￦	73,422
30 to 60 days		—		—		1,166		1,115		—		2,281		4,182		6,463
60 to 90 days		—		—		2,618		534		—		3,152		2,180		5,332

Total	￦	—	￦	—	￦	22,412	￦	7,811	￦	5,227	￦	35,450	￦	49,767	￦	85,217

Value of collateral	￦	—	￦	—	￦	11,506	￦	4,307	￦	3,346	￦	19,159	￦	41,957	￦	61,116

The Group recognized a provision for credit losses, for loans and receivables that are overdue but not impaired, in the amount of ￦2,694 million and ￦2,459 million as of June 30, 2013 and December 31, 2012, respectively, which is deducted from the loans and receivables that are overdue but not impaired.

c)	Impaired loans and receivables

Impaired loans and receivables, net of provision, are as follows (Unit: Korean Won in millions):

	December 31, 2012
	Korean treasury and government agencies				Corporates
			Banks		General business		Small- and medium-sized enterprise		Project financing		Subtotal		Consumers		Total
Impaired loans	￦	—	￦	—	￦	96,311	￦	20,985	￦	29,574	￦	146,870	￦	13,738	￦	160,608
Value of collateral		—		—		116,359		23,748		3,346		143,453		13,447		156,900

	December 31, 2012
	Korean treasury and government agencies				Corporates
			Banks		General business		Small- and medium-sized enterprise		Project financing		Subtotal		Consumers		Total
Impaired loans	￦	—	￦	—	￦	139,895	￦	15,158	￦	11,381	￦	166,434	￦	11,316	￦	177,750
Value of collateral		—		—		154,236		17,057		—		171,293		10,895		182,188

The Group recognized provision for credit losses of impaired loans and receivables amounting to ￦123,232 million and ￦73,531 million as of June 30, 2013 and December 31, 2012, respectively, which is deducted from the impaired loans and receivables.

8)	Credit risk of debt securities

The Group manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution’s rating is as follows (Unit: Korean Won in millions):

	June 30, 2013
	Debt securities held for trading		AFS debt securities		HTM securities		Total
AAA	￦	76,106	￦	1,477,378	￦	1,745,992	￦	3,299,476
AA- – AA+		30,001		451,963		181,446		663,410
BBB- – A+		56,537		30,428		(6,641)		80,324
Below BBB-		—		—		—		—
Default grade		—		1,840		—		1,840

Total	￦	162,644	￦	1,961,609	￦	1,920,797	￦	4,045,050

	December 31, 2012
	Debt securities held for trading		AFS debt securities		HTM securities		Total
AAA	￦	409,166	￦	1,111,358	￦	1,873,779	￦	3,394,303
AA- – AA+		59,098		483,426		195,059		737,583
BBB- – A+		17,485		70,864		—		88,349
Below BBB-		—		—		—		—
Default grade		—		1,714		—		1,714

Total	￦	485,749	￦	1,667,362	￦	2,068,838	￦	4,221,949

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities and non-trading activities in the volatility of market factors, such as interest rates, stock prices and foreign exchange rates.

Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1)	Market risk management

For trading activities, the Group avoids, bears or mitigates risks by identifying the underlying source of risks, measuring parameters and evaluating their appropriateness.

2)	Market risk measurement

The Group uses both standard-based and internal model-based approach to measure market risk. A standard-based risk measurement model is used to calculate individual market risk of owned capital, while internal-based risk measurement model is used to calculate general capital market risk and measure internal risk management. The Risk Management Committee allocates owned capital to market risk. The Risk Management department measures the Value at Risk (“VaR,” maximum losses) limit by department and risk factor and loss limit on a daily basis, and reports regularly to the Risk Management Committee.

3)	Risk Control

At the beginning of each year, the Risk Management Committee establishes the VaR limit, loss limit and risk capital limit for its management purposes. Limit by investment desk/dealer is independently managed to the extent of the limit given to each department of the Group, and the limit by investment and loss cut is managed by risk management personnel with the department.

4)	Sensitivity analysis of market risk

The Group performs sensitivity analysis for both trading and non-trading activities. For trading activities, the Group uses a VaR model, which uses certain assumptions of possible fluctuations in market condition and, by conducting simulations of gains and losses, under which the model estimates the maximum losses that may occur. A VaR model predicts, based on statistics of possible losses, on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% credibility. In short, there exists a 1% possibility that the actual loss might exceed the predicted loss generated from the VaR’s calculation. The actual results are periodically monitored to examine the validity of the assumptions and variables and factors that are used in VaR’s calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For non-trading activities, the Group uses Net Interest Income (“NII”) and Net Present Value (“NPV”) calculated using the simulation method. NII is a profit-based indicator for displaying the profit changes in short term due to the short-term interest change. It will be estimated as subtracting the interest expenses of liabilities from the interest income of the assets. NPV is an indicator for displaying the risk in economical view according to the unfavorable changes related to the interest rate. It will be estimated as subtracting the present value of liabilities from the present value of the asset.

a)	Trading activities

The minimum, maximum and average VaR for the six months ended June 30, 2013, and for the year ended December 31, 2012, and the VaR as of June 30, 2013 and December 31, 2012, are as follows (Unit: Korean Won in millions):

	As of June 30, 2013		For the six months ended June 30, 2013						As of December 31, 2012		For the year ended December 31, 2012
			Average		Maximum		Minimum				Average		Maximum		Minimum
Interest rate	￦	15	￦	324	￦	674	￦	15	￦	348	￦	273	￦	685	￦	20
Stock price		361		195		361		37		—		122		518		—
Foreign currencies		13		14		43		—		9		15		83		4
Commodity price		—		—		—		—		—		—		—		—

Total	￦	363	￦	384	￦	646	￦	253	￦	345	￦	308	￦	641	￦	89

b)	Non-trading activities

The NII and NPV calculated by using the simulation method are as follows (Unit: Korean Won in millions):

	June 30, 2013				December 31, 2012
	NII		NPV		NII		NPV
Base case	￦	660,554	￦	2,119,218	￦	636,732	￦	2,042,512
Base case (prepay)		659,040		2,028,911		634,054		1,919,963
IR 100 bp up		708,468		2,152,903		674,887		2,048,295
IR 100 bp down		615,121		2,083,628		599,090		2,038,144
IR 200 bp up		756,376		2,184,840		713,042		2,055,173
IR 200 bp down		565,201		2,045,918		557,556		2,035,540
IR 300 bp up		804,284		2,215,164		751,197		2,062,892
IR 300 bp down		491,824		2,005,925		502,170		2,035,261

5)	Other market risk

a)	Interest rate risk

The Group estimates and manages risks related to changes in interest rate due to the difference in the sensitivity of interest-yielding assets and the sensitivity of liabilities. Cash flows of principal amounts and interests from interest-bearing assets and liabilities by maturity date are as follows (Unit: Korean Won in millions):

		June 30, 2013
		Within 3 months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 5 years		More than 5 years		Total due
Asset	Loans and receivables	￦	14,017,067	￦	4,764,953	￦	1,691,534	￦	2,168,639	￦	1,522,518	￦	522,197	￦	24,686,908
	AFS financial assets		135,738		77,020		94,433		83,293		1,604,037		128,990		2,123,511
	HTM financial assets		192,832		111,507		33,999		195,637		1,607,592		20,407		2,161,974

	Total	￦	14,345,637	￦	4,953,480	￦	1,819,966	￦	2,447,569	￦	4,734,147	￦	671,594	￦	28,972,393

Liability	Deposits due to customers	￦	9,028,850	￦	4,809,755	￦	3,396,522	￦	3,169,190	￦	2,741,912	￦	85,277	￦	23,231,506
	Borrowings		1,513,001		152,782		85,799		87,974		913,949		294,504		3,048,009
	Debentures		13,588		13,483		284,745		90,839		760,426		348,014		1,511,095

	Total	￦	10,555,439	￦	4,976,020	￦	3,767,066	￦	3,348,003	￦	4,416,287	￦	727,795	￦	27,790,610

		December 31, 2012
		Within 3 months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 5 years		More than 5 years		Total due
Asset	Loans and receivables	￦	13,727,415	￦	3,747,808	￦	1,089,605	￦	1,512,657	￦	1,698,752	￦	736,845	￦	22,513,082
	AFS financial assets		75,742		207,454		134,206		75,114		1,309,034		—		1,801,550
	HTM financial assets		182,829		100,666		177,559		112,102		1,752,221		20,811		2,346,188

	Total	￦	13,985,986	￦	4,055,928	￦	1,401,370	￦	1,699,873	￦	4,760,007	￦	757,656	￦	26,660,820

Liability	Deposits due to customers	￦	8,590,509	￦	4,514,282	￦	2,373,429	￦	2,925,149	￦	2,589,418	￦	85,097	￦	21,077,884
	Borrowings		1,885,026		245,469		77,911		74,068		906,045		287,179		3,475,698
	Debentures		144,881		13,544		13,588		13,483		1,130,100		353,924		1,669,520

	Total	￦	10,620,416	￦	4,773,295	￦	2,464,928	￦	3,012,700	￦	4,625,563	￦	726,200	￦	26,223,102

Repricing date is defined as the date which interest rates of operational funds and procuring funds can be readjusted before the expiration date. Analysis based on interest expirations is used to analyze assets and liabilities that cause interest margins and interest costs. However, loans and receivable accounts that are not expected to have interest cash flow due to impairment and other circumstances are excluded from the analysis.

b)	Currency risk

Currency risk arises from monetary financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions and Korean Won in millions):

	June 30, 2013
	USD			JPY			CNY			EUR			Others		Total
	Foreign currency	Won equivalent		Foreign currency	Won equivalent		Foreign currency	Won equivalent		Foreign currency	Won equivalent		Won equivalent		Won equivalent
Asset:
Loans and receivables	1,014	￦	1,165,961	37,128	￦	433,335	7	￦	1,339	50	￦	74,515	￦	4,849	￦	1,679,999
AFS financial assets	2		1,840	—		—	—		—	—		—		—		1,840

Total	1,016	￦	1,167,801	37,128	￦	433,335	7	￦	1,339	50	￦	74,515	￦	4,849	￦	1,681,839

Liability:
Deposits due to customer	136	￦	156,576	1,617	￦	18,873	1	￦	205	6	￦	8,291	￦	570	￦	184,515
Borrowings	603		693,025	25,181		293,899	—		—	18		26,558		440		1,013,922
Other financial liabilities	410		471,740	186		2,176	—		—	3		4,298		707		478,921

Total	1,149	￦	1,321,341	26,984	￦	314,948	1	￦	205	27	￦	39,147	￦	1,717	￦	1,677,358

Off-balance-sheet items	386	￦	443,373	2,500	￦	29,182	—	￦	—	32	￦	48,249	￦	3,527	￦	524,331

	December 31, 2012
	USD			JPY			CNY			EUR			Others		Total
	Foreign currency	Won equivalent		Foreign currency	Won equivalent		Foreign currency	Won equivalent		Foreign currency	Won equivalent		Won equivalent		Won equivalent
Asset:
Loans and receivables	756	￦	809,386	38,646	￦	482,104	8	￦	1,432	65	￦	91,584	￦	4,385	￦	1,388,891
AFS financial assets	2		1,714	—		—	—		—	—		—		—		1,714

Total	758	￦	811,100	38,646	￦	482,104	8	￦	1,432	65	￦	91,584	￦	4,385	￦	1,390,605

Liability:
Deposits due to customer	139	￦	148,788	952	￦	11,873	1	￦	151	10	￦	13,808	￦	343	￦	174,963
Borrowings	438		469,099	36,126		450,669	—		—	52		72,942		553		993,263
Other financial liabilities	201		215,551	279		3,483	—		—	4		4,973		—		224,007

Total	778	￦	833,438	37,357	￦	466,025	1	￦	151	66	￦	91,723	￦	896	￦	1,392,233

Off-balance-sheet items	315	￦	336,886	2,722	￦	33,952	—	￦	—	48	￦	68,193	￦	4,811	￦	443,842

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortage as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. Of the financial liabilities on the consolidated statements of financial position, financial liabilities in relation to liquidity risk become the objects of liquidity risk management. Derivatives are excluded from those financial liabilities as they reflect expected cash flows for a predetermined period.

Assets and liabilities are grouped by account under the Asset Liability Management in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flow analyses (i.e., based on remaining maturity and contract period), while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a)	The Group’s maturity analysis of non-derivative financial liabilities and cash flows of principals and interests, by remaining contractual maturities, is as follows (Unit: Korean won in millions):

	June 30, 2013
	Within 3 months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 5 years		More than 5 years		Total
Deposits due to customers	￦	12,298,956	￦	4,266,816	￦	2,884,634	￦	3,143,474	￦	594,322	￦	70,415	￦	23,258,617
Borrowings		992,160		207,286		110,750		187,617		1,265,836		294,639		3,058,288
Debentures		16,391		16,256		265,336		92,561		733,093		348,014		1,471,651
Other financial liabilities		1,006,851		—		—		—		—		381,689		1,388,540

Total	￦	14,314,358	￦	4,490,358	￦	3,260,720	￦	3,423,652	￦	2,593,251	￦	1,094,757	￦	29,177,096

	December 31, 2012
	Within 3 months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 5 years		More than 5 years		Total
Financial liabilities at FVTPL	￦	1,049	￦	—	￦	—	￦	—	￦	—	￦	—	￦	1,049
Deposits due to customers		11,679,813		4,004,724		1,912,201		2,929,647		533,224		114,563		21,174,181
Borrowings		1,401,852		310,479		149,337		130,003		1,207,934		287,584		3,487,189
Debentures		117,332		16,348		16,391		16,256		1,085,081		353,924		1,605,332
Other financial liabilities		671,743		21		4		4		523		441,329		1,113,624

Total	￦	13,871,789	￦	4,331,572	￦	2,077,942	￦	3,075,910	￦	2,826,762	￦	1,197,400	￦	27,381,375

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2013
	Within 3 months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 5 years		More than 5 years		Total
Deposits due to customers	￦	12,498,559	￦	4,322,525	￦	2,841,357	￦	3,004,697	￦	530,986	￦	30,784	￦	23,228,908
Borrowings		992,160		207,286		110,750		187,617		1,265,836		294,639		3,058,288
Debentures		16,391		16,256		265,336		92,561		733,093		348,014		1,471,651
Other financial liabilities		1,006,851		—		—		—		—		381,689		1,388,540

Total	￦	14,513,961	￦	4,546,067	￦	3,217,443	￦	3,284,875	￦	2,529,915	￦	1,055,126	￦	29,147,387

	December 31, 2012
	Within 3 months		3 to 6 months		6 to 9 months		9 to 12 months		1 year to 5 years		More than 5 years		Total
Financial liabilities at FVTPL	￦	1,049	￦	—	￦	—	￦	—	￦	—	￦	—	￦	1,049
Deposits due to customers		11,847,229		4,024,989		1,894,903		2,821,553		482,377		73,335		21,144,386
Borrowings		1,401,852		310,479		149,337		130,003		1,207,934		287,584		3,487,189
Debentures		117,332		16,348		16,391		16,256		1,085,081		353,924		1,605,332
Other financial liabilities		671,743		21		4		4		523		441,329		1,113,624

Total	￦	14,039,205	￦	4,351,837	￦	2,060,635	￦	2,967,816	￦	2,775,915	￦	1,156,172	￦	27,351,580

3)	Maturity analysis of derivative financial liabilities is as follows (Unit: Korean Won in millions):

	Within 3 months		3 to 6 months		6 to 9 months		9 to 12 months		1 year to 5 years		More than 5 years		Total
June 30, 2013	￦	40,133	￦	—	￦	—	￦	—	￦	—	￦	—	￦	40,133
December 31, 2012		100,421		—		—		—		—		—		100,421

Derivatives held for trading are not managed by contractual maturity as they are held for trading or redemption before maturity. Therefore, they are included in the ‘Within 3 months’ column. Cash flows of derivative instruments held for fair value hedging or cash flow hedging are estimated by cash inflows and outflows.

4)	Maturity analysis of off-balance accounts is as follows (Unit: Korean Won in millions):

Guarantees and loan commitments like guarantees for debenture issuance and guarantees for loans, which are financial guarantees provided by the Group, have expiration dates; however, in case of request of transaction counterparty, the Group will carry out a payment immediately. Details of off-balance accounts are as follows (Unit: Korean Won in millions):

	June 30, 2013		December 31, 2012
Guarantees	￦	852,739	￦	720,705
Loan commitments		5,235,198		5,115,691

Total	￦	6,087,937	￦	5,836,396

The above amounts are stated at gross of related provisions.

(4)	Capital management

The Group follows the capital adequacy standard suggested by the Financial Supervisory. This standard is based on BASEL II from 2004, which has been adopted in Korea since 2008. In accordance with banking regulations, the Group is required to maintain a minimum of 8% of capital adequacy ratio for assets with more than 8% high capital risk.

According to the Banking Supervision by Laws Enforcement, the entity’s capital can be clarified into two kinds:

•	Tier 1 capital (Basic capital): Basic capital consists of the capital, capital surplus, retained earnings, the Group’s non-controlling interest (hybrid capital security included) and exchange differences in other accumulated comprehensive income.

•	Tier 2 capital (Supplement capital): Supplement capital includes revaluation reserves, gains on change in valuation of AFS securities, 45% of share of other comprehensive income on investment in associates, 70% of the existing revaluation gain of fixed assets of the retained earnings, subordinated term debt of more than five years and the provision for credit losses under banking supervision regulations.

Risk-weighted assets are the Group’s assets weighted according to credit risk; errors are caused by internal process problems, external occasions and danger of the change in market. The Group calculates risk-weighted assets to obey the banking supervisory’s detailed enforcement and BIS (Bank for International Settlements) percentage to predict the equity capital by adding the basic and complementary capital total.

The Group makes measures to cope with certain level of loss caused by accumulating the equity capital that is exposed to the risk. The Group is testing and using not only the BIS percentage, which is the minimum regulation standard, but also it is using internal standards. An evaluation on capital adequacy is performed to calculate the gap between available capital and economic capital. In addition, analysis on emergent incidents and additional capital requirements are added and applied. The capital adequacy is evaluated for both supervisory and internal management purpose in accordance with the comparison of unexpected loss and the available capital. If the test result from internal capital adequacy shows lack of available capital, the Group is committed to expanding the equity capital and reinforcement of the risk management.

The capital adequacy with figures as of June 30, 2013 and December 31, 2012, are as follows (Unit: Korean Won in millions):

		June 30, 2013		December 31, 2012
Equity capital	Tier 1 (Basic capital)	￦	1,857,179	￦	1,677,031
	Tier 2 (Supplement capital)		749,378		893,473

	Total	￦	2,606,557	￦	2,570,504

Risk-weighted assets		￦	20,722,579	￦	19,275,625
Capital adequacy ratio	Tier 1 ratio		8.96%		8.70%
	Tier 2 ratio		3.62%		4.64%

	Total		12.58%		13.34%

5.	OPERATING SEGMENTS:

(1)	Segment by type of customers

The Group’s reporting segments comprise the following customers: consumer banking, corporate banking, capital market and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided:

•	Consumer banking: Consumer banking divisions of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities;

•	Corporate banking: Corporate banking divisions of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities;

•	Capital market: Capital market (representing securities trading and asset and liability management) divisions of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities; and

•	Headquarter and others: The Company and administration centers of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities and other consolidated subsidiaries.

(2)	Measurement of segment information

Disclosure information about operating segments is included in performance information for each segment and adjustment for differences in performance of segments.

Disclosure information is based on the report that is evaluated for income, assets and others regularly by management.

In the case of internal income (expense) caused by internal transactions between reportable segments, it is determined as an internal policy by internal funds transfer price.

Non-interest income (expense) like agency business fee is determined as mutually agreed distribution ratios or customary distribution ratios by each segment.

(3)	The details of assets and liabilities by operating segments are as follows (Unit: Korean Won in millions):

	June 30, 2013
	Consumer banking		Corporate banking		Capital market		Others		Subtotal		Intersegment transaction		Total
Assets	￦	10,485,970	￦	14,103,267	￦	5,753,097	￦	861,914	￦	31,204,248	￦	(215,914)	￦	30,988,334
Liabilities		8,131,875		15,475,427		2,945,388		2,301,878		28,854,568		(4,866)		28,849,702

	December 31, 2012
	Consumer banking		Corporate banking		Capital market		Others		Subtotal		Intersegment transaction		Total
Assets	￦	9,759,222	￦	13,101,972	￦	5,318,669	￦	962,890	￦	29,142,753	￦	(197,385)	￦	28,945,368
Liabilities		8,113,179		13,353,492		3,107,547		2,414,537		26,988,755		(12,477)		26,976,278

(4)	The details of operating income by operating segments are as follows (Unit: Korean won in millions):

	For the six months ended June 30, 2013
	Consumer banking		Corporate banking		Capital market		Others		Subtotal		Intersegment transaction		Total
Interest income, net
Interest income	￦	243,558	￦	340,589	￦	81,589	￦	12,106	￦	677,842	￦	(174)	￦	677,668
Interest expense		82,698		189,106		43,365		20,548		335,717		(145)		335,572
Intersegment		1,985		53,617		(53,798)		(1,804)		—		—		—

		162,845		205,100		(15,574)		(10,246)		342,125		(29)		342,096

Non-interest income, net
Non-interest income		25,553		21,001		88,253		6,182		140,989		49,142		190,131
Non-interest expense		27,374		20,788		76,386		6,140		130,688		54,772		185,460
Intersegment		1,105		1,432		—		(2,537)		—		—		—

		(716)		1,645		11,867		(2,495)		10,301		(5,630)		4,671

Other expense
Administrative expense		91,925		52,399		2,675		4,191		151,190		(3,025)		148,165
Impairment loss on credit losses		19,940		60,036		2,554		2,614		85,144		(12,113)		73,031

		111,865		112,435		5,229		6,805		236,334		(15,138)		221,196

Operating income		50,264		94,310		(8,936)		(19,546)		116,092		9,479		125,571

Non-operating income		(669)		(395)		—		1,669		605		(1,195)		(590)

Net income before income tax expense		49,595		93,915		(8,936)		(17,877)		116,697		8,284		124,981

Income tax expense		11,440		21,662		(2,061)		(4,124)		26,917		—		26,917

Net income	￦	38,155	￦	72,253	￦	(6,875)	￦	(13,753)	￦	89,780	￦	8,284	￦	98,064

	For the six months ended June 30, 2012
	Consumer banking		Corporate banking		Capital market		Others		Subtotal		Intersegment transaction		Total
Interest income, net
Interest income	￦	231,577	￦	355,848	￦	89,741	￦	13,924	￦	691,090	￦	1,097	￦	692,187
Interest expense		95,372		181,512		47,528		23,124		347,536		909		348,445
Intersegment		21,191		31,005		(63,119)		10,923		—		—		—

		157,396		205,341		(20,906)		1,723		343,554		188		343,742

Non-interest income, net
Non-interest income		24,708		17,399		77,645		5,453		125,205		62,939		188,144
Non-interest expense		25,082		18,229		62,713		5,058		111,082		67,915		178,997
Intersegment		1,048		1,447		—		(2,495)		—		—		—

		674		617		14,932		(2,100)		14,123		(4,976)		9,147

Other expense
Administrative expense		86,425		47,527		3,044		3,418		140,414		(5,192)		135,222
Impairment loss on credit losses		16,833		54,645		8,232		292		80,002		(2,746)		77,256

		103,258		102,172		11,276		3,710		220,416		(7,938)		212,478

Operating income		54,812		103,786		(17,250)		(4,087)		137,261		3,150		140,411

Non-operating income		(27)		(9)		—		(10)		(46)		(6,218)		(6,264)

Net income before income tax expense		54,785		103,777		(17,250)		(4,097)		137,215		(3,068)		134,147

Income tax expense		11,744		22,245		(3,698)		(878)		29,413		—		29,413

Net income	￦	43,041	￦	81,532	￦	(13,552)	￦	(3,219)	￦	107,802	￦	(3,068)	￦	104,734

(5)	Information on financial products and services

The Group’s instruments may be classified as interest instrument, non-interest instrument and other instrument, but these classifications were considered and recognized when defining disclosure account, hence profit from external customers by each instrument is not posted.

6.	CASH AND CASH EQUIVALENTS:

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	June 30, 2013		December 31, 2012
Cash	￦	257,323	￦	338,441
Foreign currency		31,502		25,682
Demand deposits		86,491		98,272

Total	￦	375,316	￦	462,395

(2)	Material transactions not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2013		2012
Changes in other comprehensive income of AFS securities	￦	(17)	￦	975
Changes in other comprehensive income of cash flow hedge		—		299

7.	FINANCIAL ASSETS AT FVTPL:

Financial assets held for trading are as follows (Unit: Korean Won in millions):

	June 30, 2013		December 31, 2012
Financial assets held for trading
Securities:
Korean treasury and government agencies	￦	36,925	￦	101,848
Financial institutions		69,182		323,852
Corporates		25,545		36,596
CP		30,992		23,453
Equity securities		7,396		—
Beneficiary certificates		5,337		—

Subtotal		175,377		485,749

Derivative instrument assets:
Interest rate derivatives		7,643		15,051
Currency derivatives		38,335		94,255
Equity derivatives		210		487

Subtotal		46,188		109,793

Financial assets designated at FVTPL
Equity-linked securities		30,588		—

Subtotal		30,588		—

Total	￦	252,153	￦	595,542

8.	AFS FINANCIAL ASSETS:

AFS financial assets are as follows (Unit: Korean Won in millions):

	June 30, 2013
	Amortized cost (or cost)		Gross unrealized gain		Gross unrealized loss		Fair value
AFS financial assets in local currency:
Debt securities
Treasury and government agencies	￦	316,957	￦	2,396	￦	(1,094)	￦	318,259
Financial institutions		200,146		885		(99)		200,932
Corporates		1,171,602		10,621		(2,137)		1,180,086

Subtotal		1,688,705		13,902		(3,330)		1,699,277

Equity securities
Listed stocks		3,504		1,698		—		5,202
Unlisted stocks		94,453		48,900		(3,382)		139,971
Investment in capital		31,590		3,220		(291)		34,519

Subtotal		129,547		53,818		(3,673)		179,692

Beneficiary certificates		140,235		641		(46)		140,830

Subtotal		1,958,487		68,361		(7,049)		2,019,799

AFS financial assets in foreign currency:
Foreign debt securities		1,642		198		—		1,840

Subtotal		1,642		198		—		1,840

Loaned securities		261,298		90		(896)		260,492

Total	￦	2,221,427	￦	68,649	￦	(7,945)	￦	2,282,131

	December 31, 2012
	Amortized cost (or cost)		Gross unrealized gain		Gross unrealized loss		Fair value
AFS financial assets in local currency:
Debt securities
Treasury and government agencies	￦	174,644	￦	3,007	￦	(34)	￦	177,617
Financial institutions		300,323		2,144		—		302,467
Corporates		1,171,640		14,635		(711)		1,185,564

Subtotal		1,646,607		19,786		(745)		1,665,648

Equity securities
Listed stocks		2,478		1		(5)		2,474
Unlisted stocks		95,756		45,302		(1,015)		140,043
Investment in capital		29,820		1,274		(255)		30,839

Subtotal		128,054		46,577		(1,275)		173,356

Korean Beneficiary certificates		191,400		38		(3,852)		187,586

Subtotal		1,966,061		66,401		(5,872)		2,026,590

AFS financial assets in foreign currency:
Debt securities		1,517		197		—		1,714

Subtotal		1,517		197		—		1,714

Total	￦	1,967,578	￦	66,598	￦	(5,872)	￦	2,028,304

9.	HTM FINANCIAL ASSETS:

HTM financial assets are as follows (Unit: Korean Won in millions):

	June 30, 2013
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
In local currency
Korean treasury and government agencies	￦	660,473	￦	16,983	￦	(307)	￦	677,149
Financial institutions		240,136		2,304		(96)		242,344
Corporates		1,020,188		15,407		(803)		1,034,792

Total	￦	1,920,797	￦	34,694	￦	(1,206)	￦	1,954,285

	December 31, 2012
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
In local currency
Korean treasury and government agencies	￦	679,766	￦	21,683	￦	(177)	￦	701,272
Financial institutions		250,199		3,501		(11)		253,689
Corporates		1,127,885		20,692		(131)		1,148,446

Subtotal		2,057,850		45,876		(319)		2,103,407

Securities loaned		10,988		24		—		11,012

Total	￦	2,068,838	￦	45,900	￦	(319)	￦	2,114,419

10.	LOANS AND RECEIVABLES:

(1)	Loans and receivables are as follows (Unit: Korean Won in millions):

	June 30, 2013		December 31, 2012
Due from banks	￦	633,888	￦	865,806
Provision for credit losses		(89)		(166)

Subtotal		633,799		865,640

Loans		24,078,247		21,867,522
Provision for credit losses		(219,561)		(210,571)

Subtotal		23,858,686		21,656,951

Other receivables		1,306,989		926,828
Provision for credit losses		(5,622)		(6,002)

Subtotal		1,301,367		920,826

Total	￦	25,793,852	￦	23,443,417

(2)	Due from banks are as follows (Unit: Korean Won in millions):

	June 30, 2013		December 31, 2012
Due from banks in local currency
Due from the Bank of Korea	￦	600,042	￦	842,578
Due from non-depository		20,918		7,357
Due from the Korea Exchange		117		22
Others		251		251
Provision for credit losses		(88)		(164)

Subtotal		621,240		850,044

Due from banks in foreign currencies
Due from banks on demand		12,560		15,598
Provision for credit losses		(1)		(2)

Subtotal		12,559		15,596

Total	￦	633,799	￦	865,640

(3)	Details of restricted are as follows (Unit: Korean won in millions):

Financial institution	June 30, 2013		Reason of restriction	December 31, 2012		Reason of restriction
Due from banks in local currency
The Bank of Korea	￦	600,042	Bank of Korea Act, Article 56	￦	842,578	Bank of Korea Act, Article 56
Korea Exchange		251	Joint compensation fund for loss incurred and others		251	Joint compensation fund for loss incurred and others

Subtotal		600,293			842,829

Due from banks in foreign currency
The Bank of Korea		12,560	Bank of Korea Act, Article 56		15,598	Bank of Korea Act, Article 56

Subtotal		12,560			15,598

Total	￦	612,853		￦	858,427

(4)	Loans are as follows (Unit: Korean Won in millions):

	June 30, 2013		December 31, 2012
Loans in local currency	￦	21,981,603	￦	20,003,512
Loans in foreign currencies		391,324		458,255
Domestic banker’s usance letter of credit		320,076		245,170
Credit card accounts		245,353		232,868
Bills bought in foreign currencies		377,192		333,053
Bills bought in local currency		97,790		117,176
Advances for customers on guarantees		229		464
Privately placed bonds		351,621		364,468
Call loans		95,362		90,029
Bonds purchased under repurchase agreements		194,300		3,400
Deferred loan origination fees and costs		23,397		19,127

Gross loans		24,078,247		21,867,522

Provision for credit losses		(219,561)		(210,571)

Total	￦	23,858,686	￦	21,656,951

(5)	Other receivables are as follows (Unit: Korean won in millions):

	June 30, 2013		December 31, 2012
Receivables	￦	849,080	￦	359,488
Accrued income		160,725		162,791
Telex and telephone subscription rights and refundable deposits		133,574		127,704
Other debtors		169,474		282,785
Present value discount of other financial assets		(5,864)		(5,940)
Provision for credit losses		(5,622)		(6,002)

Total	￦	1,301,367	￦	920,826

(6)	Changes in provision for credit losses on loans and receivables are as follows (Unit: Korean won in millions):

	For the six months ended June 30, 2013
	Consumers		Corporates		Credit cards		Others		Total
Beginning balance	￦	(4,039)	￦	(200,021)	￦	(6,743)	￦	(5,935)	￦	(216,738)
Bad debt expenses for the period		(3,221)		(32,517)		(4,715)		(251)		(40,704)
Recoveries of written-off loans		(302)		(6,275)		(784)		—		(7,361)
Charge-off		1,256		21,323		3,037		744		26,360
Sales of loans and receivables		902		6,939		13		—		7,854
Unwinding effect		458		4,237		—		—		4,695
Others		—		622		—		—		622

Ending balance	￦	(4,946)	￦	(205,692)	￦	(9,192)	￦	(5,442)	￦	(225,272)

	For the year ended December 31, 2012
	Consumers		Corporates		Credit cards		Others		Total
Beginning balance	￦	(3,638)	￦	(149,710)	￦	(6,359)	￦	(7,207)	￦	(166,914)
Bad debt expenses for the period		(2,456)		(102,685)		(4,483)		1,272		(108,352)
Recoveries of written-off loans		(664)		(6,534)		(1,564)		—		(8,762)
Charge-off		1,881		52,315		5,656		—		59,852
Sales of loans and receivables		113		21,158		7		—		21,278
Unwinding effect		725		14,257		—		—		14,982
Others		—		(28,822)		—		—		(28,822)

Ending balance	￦	(4,039)	￦	(200,021)	￦	(6,743)	￦	(5,935)	￦	(216,738)

(7)	Details of changes in deferred loan origination fees and costs are as follows (Unit: Korean Won in millions):

June 30, 2013	Beginning balance		Increase		Decrease		Ending Balance
Deferred loan origination fees	￦	(6,972)	￦	(2,366)	￦	(2,825)	￦	(6,513)
Deferred loan origination costs		26,099		18,214		14,403		29,910

Total	￦	19,127	￦	15,848	￦	11,578	￦	23,397

December 31, 2012	Beginning balance		Increase		Decrease		Ending Balance
Deferred loan origination fees	￦	(6,176)	￦	(7,552)	￦	(6,756)	￦	(6,972)
Deferred loan origination costs		19,801		30,900		24,602		26,099

Total	￦	13,625	￦	23,348	￦	17,846	￦	19,127

11.	THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES:

The Group classified and disclosed fair value of the financial instruments into the following three-level hierarchy:

•	Level 1: Fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: Fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., prices) or indirectly (i.e., derived from prices).

•	Level 3: Fair value measurements are those derived from valuation technique that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(1)	Fair value hierarchy of financial assets and liabilities measured at fair value is as follows (Unit: Korean Won in millions):

	June 30, 2013
	Level 1		Level 2		Level 3 (*1)		Total
Financial assets:
Financial assets held for trading
Debt securities	￦	10,045	￦	152,599	￦	—	￦	162,644
Korean treasury and government agencies		10,045		26,880		—		36,925
Financial institutions		—		69,182		—		69,182
Corporates		—		25,545		—		25,545
CP		—		30,992		—		30,992
Equity securities		7,396		—		—		7,396
Beneficiary certificates		—		5,337		—		5,337
Derivative assets		—		46,111		77		46,188
Interest rate derivatives		—		7,643		—		7,643
Currency derivatives		—		38,335		—		38,335
Equity derivatives		—		133		77		210

Subtotal		17,441		204,047		77		221,565

Financial assets designated at FVTPL
Equity-linked securities		—		—		30,588		30,588

Subtotal		—		—		30,588		30,588

AFS financial assets
Debt securities		161,988		1,537,289		1,840		1,701,117
Korean treasury and government agencies		161,988		156,271		—		318,259
Financial institutions		—		200,932		—		200,932
Corporates		—		1,180,086		—		1,180,086
Foreign governments		—		—		1,840		1,840
Equity securities		5,001		—		174,691		179,692
Beneficiary certificates		—		55,774		85,056		140,830
Loaned securities		260,492		—		—		260,492

Subtotal		427,481		1,593,063		261,587		2,282,131

Total	￦	444,922	￦	1,797,110	￦	292,252	￦	2,534,284

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities	￦	—	￦	40,133	￦	—	￦	40,133
Interest rate derivatives		—		7,614		—		7,614
Currency derivatives		—		32,385		—		32,385
Stock derivatives		—		134		—		134

Total	￦	—	￦	40,133	￦	—	￦	40,133

(*1)	AFS securities, which were measured at cost due to the unobservability of actively quoted price, were ￦10,344 million as of June 30, 2013.

	December 31, 2012
	Level 1		Level 2		Level 3		Total
Financial assets:
Financial assets held for trading
Debt securities	￦	101,848	￦	383,901	￦	—	￦	485,749
Korean treasury and government agencies		101,848		—		—		101,848
Financial institutions		—		323,852		—		323,852
Corporates		—		36,596		—		36,596
CP		—		23,453		—		23,453
Derivative assets		—		109,725		68		109,793
Interest rate derivatives		—		15,051		—		15,051
Currency derivatives		—		94,255		—		94,255
Equity derivatives		—		419		68		487

Subtotal		101,848		493,626		68		595,542

AFS financial assets
Debt securities		132,242		1,533,406		1,714		1,667,362
Korean treasury and government agencies		132,242		45,375		—		177,617
Financial institutions		—		302,467		—		302,467
Corporates		—		1,185,564		—		1,185,564
Foreign governments		—		—		1,714		1,714
Equity securities		—		—		173,356		173,356
Beneficiary certificates		—		106,783		80,803		187,586

Subtotal		132,242		1,640,189		255,873		2,028,304

Total	￦	234,090	￦	2,133,815	￦	255,941	￦	2,623,846

Financial liabilities:
Financial liabilities held for trading
Securities in short position	￦	1,050	￦	—	￦	—	￦	1,050
Derivative liabilities		—		100,421		—		100,421
Interest rate derivatives		—		15,021		—		15,021
Currency derivatives		—		84,982		—		84,982
Stock derivatives		—		418		—		418

Total	￦	1,050	￦	100,421	￦	—	￦	101,471

(*1)	AFS securities, which were measured at cost due to the unobservability of actively quoted price, were ￦21,601 million as of December 31, 2012.

Financial assets and liabilities at FVTPL, AFS financial assets, held-for-trading financial assets and liabilities and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group establishes the fair value using valuation techniques. Fair value measurement methods for each type of financial instruments are as follows:

Classification	Fair value measurement technique
Financial assets and liabilities at FVTPL	Financial assets and liabilities at FVTPL are measured at fair value using a price quoted by a third party, such as a pricing service or broker or using valuation techniques.
Derivative assets and liabilities	Derivatives are measured at fair value using a quoted market price in an active market. If a quoted market price is not available, they are measured at fair value using valuation techniques.

Classification	Fair value measurement technique
Loans and receivables (*1)	Loans and receivables are measured by discounting expected future cash flows at a market interest rate of other loans with similar condition.
HTM financial asset (*1)	HTM financial assets are measured by using a price quoted by a third party, such as a pricing service or broker.
Deposits and borrowings (*1)

Deposits due to customers and borrowings are measured at fair value using discounting expected future cash flows at the interest rate of bond issued by the Bank. However, if the carrying value is not significantly different from the fair value, it assumes that the carrying value is equal to the fair value.

Debentures (*1)

The fair value of issued bond shall be measured at the present value of cash flows using the interest rate swaps. For some financial instruments, the fair value estimated by specialists, the third party, can be used.

(*1)	The fair values of each financial instrument above are described in Note 11 (4).

(2)	Changes in financial assets and liabilities classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2013
	January 1, 2013		Net income		Other comprehensive income		Purchases/ issuances		Disposals/ settlements		Transfer to or from Level 3		June 30, 2013
Financial assets
Financial assets at FVTPL
Equity-linked securities	￦	—	￦	648	￦	—	￦	29,940	￦	—	￦	—	￦	30,588
Derivative instrument assets		68		9		—		—		—		—		77
Equity derivatives		68		9		—		—		—		—		77

Subtotal		68		657		—		29,940		—		—		30,665

AFS financial assets:
Debt securities		1,714		126		—		—		—		—		1,840
Foreign governments		1,714		126		—		—		—		—		1,840
Equity securities(*1)		173,356		258		3,343		5,774		(5,566)		(2,474)		174,691
Beneficiary certificates		80,803		148		4,409		1,068		(1,372)		—		85,056

Subtotal		255,873		532		7,752		6,842		(6,938)		(2,474)		261,587

Total	￦	255,941	￦	1,189	￦	7,752	￦	36,782	￦	(6,938)	￦	(2,474)	￦	292,252

	For the year ended December 31, 2012
	January 1, 2012		Net income		Other comprehensive income		Purchases/ issuances		Disposals/ settlements		Transfer to or from Level 3		December 31, 2012
Financial assets
Financial assets held for trading:
Derivative instrument assets	￦	416	￦	(387)	￦	—	￦	39	￦	—	￦	—	￦	68
Equity derivatives		416		(387)		—		39		—		—		68

Subtotal		416		(387)		—		39		—		—		68

AFS financial assets:
Debt securities		1,845		(131)		—		—		—		—		1,714
Foreign governments		1,845		(131)		—		—		—		—		1,714
Equity securities		196,679		(12,967)		4,554		10,095		(25,005)		—		173,356
Beneficiary certificates		—		—		—		—		—		80,803		80,803

Subtotal		198,524		(13,098)		4,554		10,095		(25,005)		80,803		255,873

Total	￦	198,940	￦	(13,485)	￦	4,554	￦	10,134	￦	(25,005)	￦	80,803	￦	255,941

For the six months ended June 30, 2013, and for the year ended December 31, 2012, profit or loss associated with Level 3 financial instruments is included in gain (loss) on financial instruments at FVTPL and gain (loss) on AFS financial assets in the consolidated statements of comprehensive income.

(3)	The sensitivity of Level 3 fair values to reasonably possible alternative assumptions is described as follows:

The sensitivity analysis of the financial instruments has been performed by classifying favorable and unfavorable changes based on how changes in unobservable assumptions have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes, which result from varying the assumptions individually. There are two types of Level 3 financial instruments, which should be done through sensitivity analysis. Some instruments, such as equity derivatives and interest rate derivatives, with fair value changes are recognized as current income. Others, such as equity securities, debt securities and beneficiary certificates, with fair value changes are recognized as other comprehensive income.

The following table shows the sensitivity analysis to disclose the effect of reasonably possible alternative assumptions on the fair value of Level 3 financial instruments for the six months ended June 30, 2013 (Unit: Korean won in millions):

	For the six months ended June 30, 2013
	Net income (loss)				Other comprehensive income (loss)
	Favorable		Unfavorable		Favorable		Unfavorable
Financial assets:
Financial assets held for trading:
Derivative instrument assets	￦	102	￦	(72)	￦	—	￦	—
AFS financial assets
Equity securities (*1)		—		—		31,930		(7,721)

Total	￦	102	￦	(72)	￦	31,930	￦	(7,721)

(*1)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0% – 1%) or liquidation value (-1% – 1%) and discount rate. The growth rate, discount rate, and liquidation value are major unobservable variables.

(4)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	June 30, 2013				December 31, 2012
	Fair value		Book value		Fair value		Book value
Financial assets:
HTM financial assets
Korean treasury and government agencies	￦	677,149	￦	660,473	￦	701,272	￦	679,766
Financial institutions		242,344		240,136		253,689		250,199
Corporates		1,034,792		1,020,188		1,148,446		1,127,885
Loaned securities		—		—		11,012		10,988

Subtotal		1,954,285		1,920,797		2,114,419		2,068,838

Loans and receivables
Due from banks		633,799		633,799		865,640		865,640
Loans		23,840,329		23,858,686		21,703,748		21,656,951
Other receivables		1,301,969		1,301,367		921,874		920,826

Subtotal		25,776,097		25,793,852		23,491,262		23,443,417

Total	￦	27,730,382	￦	27,714,649	￦	25,605,681	￦	25,512,255

Financial liabilities:
Deposits due to customers	￦	22,935,101	￦	22,917,470	￦	20,796,442	￦	20,767,850
Borrowings		2,954,785		2,930,164		3,379,068		3,346,349
Debentures		1,276,966		1,245,346		1,391,355		1,345,265
Other financial liabilities		1,379,241		1,379,237		1,098,293		1,098,269

Total	￦	28,546,093	￦	28,472,217	￦	26,665,158	￦	26,557,733

(5)	Fair value hierarchy of financial assets measured at amortized cost are as follows (Unit: Korean Won in millions):

	June 30, 2013
	Level 1		Level 2		Level 3		Fair value		Book value
Financial assets
HTM financial assets	￦	193,178	￦	1,761,107	￦	—	￦	1,954,285	￦	1,920,797
Loans and receivables		—		—		25,776,096		25,776,096		25,793,852

Financial liabilities:
Deposits due to customers		—		22,935,101		—		22,935,101		22,917,470
Borrowings		—		2,954,785		—		2,954,785		2,930,164
Debentures		—		1,276,966		—		1,276,966		1,245,346
Other financial liabilities		—		1,379,241		—		1,379,241		1,379,237

	December 31, 2012
	Level 1		Level 2		Level 3		Fair value		Book value
Financial assets
HTM financial assets	￦	214,189	￦	1,900,230	￦	—	￦	2,114,419	￦	2,068,838
Loans and receivables		—		—		23,491,262		23,491,262		23,443,417

Financial liabilities:
Deposits due to customers		—		20,796,442		—		20,796,442		20,767,850
Borrowings		—		3,379,068		—		3,379,068		3,346,349
Debentures		—		1,391,355		—		1,391,355		1,345,265
Other financial liabilities		—		1,098,293		—		1,098,293		1,098,269

12.	OFFSETTING OF FINANCIAL INSTRUMENTS:

Details of financial instruments which are offset and master netting arrangement and financial instruments applied for comparable arrangement are as follows (Unit: Korean Won in millions):

	June 30, 2013
	Gross amounts of recognized financial assets		Gross amounts of recognized financial liabilities set off		Net amounts of financial assets presented		Related amounts not set off in the statement of financial position				Net amounts
							Financial instruments		Cash collateral received

Financial assets:
Derivative assets and others	￦	46,188	￦	—	￦	46,188	￦	450,874	￦	—	￦	18,839
Receivable spot exchange		423,525		—		423,525
Bonds purchased under resale agreements		194,300		—		194,300		194,300		—		—
Domestic exchanges receivable		1,258,967		1,094,050		164,917		—		—		164,917

Total	￦	1,922,980	￦	1,094,050	￦	828,930	￦	645,174	￦	—	￦	183,756

Financial liabilities:
Derivative liabilities and others	￦	40,133	￦	—	￦	40,133	￦	450,874	￦	—	￦	12,959
Payable spot exchange		423,700		—		423,700
Bonds sold under repurchase agreements		160,664		—		160,664		160,664		—		—
Domestic exchanges payable		1,134,788		1,094,050		40,738		—		—		40,738

Total	￦	1,759,285	￦	1,094,050	￦	665,235	￦	611,538	￦	—	￦	53,697

	December 31, 2012
	Gross amounts of recognized financial assets		Gross amounts of recognized financial liabilities set off		Net amounts of financial assets presented		Related amounts not set off in the statement of financial position				Net amounts
							Financial instruments		Cash collateral received
Financial assets:
Derivative assets and others	￦	109,793	￦	—	￦	109,793	￦	217,801	￦	—	￦	77,004
Receivable spot exchange		185,012		—		185,012
Bonds purchased under resale agreements		3,400		—		3,400		3,400		—		—
Domestic exchanges receivable		275,421		—		275,421		—		—		275,421

Total	￦	573,626	￦	—	￦	573,626	￦	221,201	￦	—	￦	352,425

Financial liabilities:
Derivative liabilities and others	￦	100,422	￦	—	￦	100,422	￦	217,801	￦	—	￦	67,616
Payable spot exchange		184,995		—		184,995
Bonds sold under repurchase agreements		171,222		—		171,222		171,222		—		—
Domestic exchanges payable		130,861		—		130,861		—		—		130,861
Securities in short position		1,049				1,049		1,049		—		—

Total	￦	588,549	￦	—	￦	588,549	￦	390,072	￦	—	￦	198,477

13.	INVESTMENT PROPERTIES:

(1)	Investment properties are as follows (Unit: Korean Won in millions):

June 30, 2013	Land		Building		Total
Acquisition cost	￦	9,824	￦	3,058	￦	12,882
Accumulated depreciation		—		(339)		(339)

Net carrying value	￦	9,824	￦	2,719	￦	12,543

December 31, 2012	Land		Building		Total
Acquisition cost	￦	9,824	￦	3,066	￦	12,890
Accumulated depreciation		—		(298)		(298)

Net carrying value	￦	9,824	￦	2,768	￦	12,592

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2013
	Land		Building		Total
Beginning balance	￦	9,824	￦	2,768	￦	12,592
Acquisition		—		—		—
Disposition		—		—		—
Transfer		—		—		—
Depreciation		—		(49)		(49)
Impairment loss		—		—		—

Net carrying value	￦	9,824	￦	2,719	￦	12,543

	For the year ended December 31, 2012
	Land		Building		Total
Beginning balance	￦	12,795	￦	3,458	￦	16,253
Acquisition		—		—		—
Disposition		—		—		—
Transfer		(2,971)		(569)		(3,540)
Depreciation		—		(121)		(121)
Impairment loss		—		—		—

Net carrying value	￦	9,824	￦	2,768	￦	12,592

(3)	Published value of land included in tangible assets and investment properties is as follows (Unit: Korean won in millions):

Classification	The latest revaluation date	Land		Building		Total
Chang-won chang-dong and other	2009.12.31	￦	9,824	￦	3,066	￦	12,890

The fair value of investment properties is determined by the assessment performed by Jeil Appraisal Corporate, the independent appraiser who has proper qualification and experience. In addition, the above appraised value includes the amount of portion used for business by the Group.

(4)	Rental fees earned from investment properties are ￦96 million and ￦123 million as of June 30, 2013 and 2012, respectively; the operating expenses directly related to the investment properties that generate rental fee amount to ￦49 million and ￦61 million, respectively.

14.	PREMISES AND EQUIPMENT:

(1)	Premises and equipment are as follows (Unit: Korean Won in millions):

June 30, 2013	Land		Building		Properties for business use		Structures in leased office		Total
Acquisition cost	￦	92,737	￦	80,816	￦	64,629	￦	23,891	￦	262,073
Accumulated depreciation		—		(6,410)		(50,220)		(18,744)		(75,374)
Accumulated impairment losses		—		—		—		—		—

Net carrying value	￦	92,737	￦	74,406	￦	14,409	￦	5,147	￦	186,699

December 31, 2012	Land		Building		Properties for business use		Structures in leased office		Total
Acquisition cost	￦	88,236	￦	74,409	￦	61,496	￦	23,162	￦	247,303
Accumulated depreciation		—		(5,381)		(48,977)		(18,495)		(72,853)
Accumulated impairment losses		—		—		—		—		—

Net carrying value	￦	88,236	￦	69,028	￦	12,519	￦	4,667	￦	174,450

(2)	Changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2013
	Land		Building		Properties for business use		Structures in leased office		Total
Beginning balance	￦	88,236	￦	69,028	￦	12,519	￦	4,667	￦	174,450
Acquisition		4,501		7,311		3,992		1,471		17,275
Disposition		—		(910)		(46)		(55)		(1,011)
Transfer		—		—		—		—		—
Depreciation		—		(1,023)		(2,056)		(936)		(4,015)
Impairment		—		—		—		—		—

Ending balance	￦	92,737	￦	74,406	￦	14,409	￦	5,147	￦	186,699

	For the year ended December 31, 2012
	Land		Building		Properties for business use		Structures in leased office		Total
Beginning balance	￦	85,414	￦	64,053	￦	12,676	￦	6,478	￦	168,621
Acquisition		2,116		6,560		4,189		1,783		14,648
Disposition		(2,265)		(279)		(39)		(46)		(2,629)
Transfer		2,971		569		—		(1,287)		2,253
Depreciation		—		(1,875)		(4,307)		(2,261)		(8,443)
Impairment		—		—		—		—		—

Ending balance	￦	88,236	￦	69,028	￦	12,519	￦	4,667	￦	174,450

15.	INTANGIBLE ASSETS:

(1)	Intangible assets are as follows (Unit: Korean Won in millions):

June 30, 2013	Development cost		Software		Industrial rights		Others		Membership deposit		Total
Acquisition cost	￦	4,829	￦	5,142	￦	3	￦	7,652	￦	8,527	￦	26,153
Accumulated depreciation		(4,353)		(4,341)		(2)		(4,618)		—		(13,314)
Accumulated impairment losses		—		—		—		—		(438)		(438)

Net carrying value	￦	476	￦	801	￦	1	￦	3,034	￦	8,089	￦	12,401

December 31, 2012	Development cost		Software		Industrial rights		Others		Membership deposit		Total
Acquisition cost	￦	4,798	￦	4,938	￦	3	￦	7,502	￦	7,626	￦	24,867
Accumulated depreciation		(4,272)		(4,228)		(2)		(4,221)		—		(12,723)
Accumulated impairment losses		—		—		—		—		(438)		(438)

Net carrying value	￦	526	￦	710	￦	1	￦	3,281	￦	7,188	￦	11,706

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2013
	Development cost		Software		Industrial rights		Others		Membership deposit		Total
Beginning balance	￦	526	￦	710	￦	1	￦	3,281	￦	7,188	￦	11,706
Acquisition		31		204		—		150		699		1,084
Depreciation		(81)		(113)		—		(397)		—		(591)
Impairment loss		—		—		—		—		202		202

Ending balance	￦	476	￦	801	￦	1	￦	3,034	￦	8,089	￦	12,401

	For the year ended December 31, 2012
	Development cost		Software		Industrial rights		Others		Membership deposit		Total
Beginning balance	￦	435	￦	500	￦	1	￦	4,057	￦	6,564	￦	11,557
Acquisition		245		393		—		—		624		1,262
Depreciation		(154)		(183)		—		(776)		—		(1,113)
Impairment loss		—		—		—		—		—		—

Ending balance	￦	526	￦	710	￦	1	￦	3,281	￦	7,188	￦	11,706

16.	OTHER ASSETS:

Details of other assets are as follows (Unit: Korean won in millions):

	June 30, 2013		December 31, 2012
Advance payments	￦	812	￦	3,812
Prepaid expenses		10,383		11,900
Other assets		111,719		109,944

Total	￦	122,914	￦	125,656

17.	ASSETS SUBJECTED TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES:

(1)	Assets subjected to lien are as follows (Unit: Korean won in millions):

June 30, 2013		Collateral given to	Reason for collateral	Amount
AFS financial assets	Korean treasury and government agencies’ bonds and others	Sumitomo Bank and the rest	Foreign borrowings	￦	20,228
		Nomura Financial Investment and the rest	Collateral RP		92,399
HTM financial assets	Korean treasury and government agencies’ bonds and others	Sumitomo Bank and the rest	Foreign borrowings		236,488
		Korea Securities Depository	Collateral RP		11,006
		The Korea Securities Finance Corporation	Securities for mortgage		11,000
		The Bank of Korea	Settlement of borrowings from the Bank of Korea and the rest		155,909
		Samsung Futures Inc. and the rest	Deposits for trading of futures		33,983
		Nomura Financial Investment and the rest	Collateral RP		115,712
		Woori Financial	Guarantee for vehicle leases		585

	Total			￦	677,310

December 31, 2012		Collateral given to	Reason for collateral	Amount
AFS financial assets	Korean treasury and government agencies’ bonds and others	Sumitomo Bank and the rest	Foreign borrowings	￦	69,598
		Credit-Agricole Bank	Guarantee for the contract of CSA (Credit Support Annex)		50,741
		UBS Bank and the rest	Collateral RP (Repurchase Agreement)		133,039
HTM financial assets	Korean treasury and government agencies’ bonds and others	Sumitomo Bank and the rest	Foreign borrowings		291,716
		Korea Securities Depository	Collateral RP		10,000
		Credit-Agricole Bank	Guarantee for the contract of CSA		4,001
		The Bank of Korea	Settlement of borrowings from the Bank of Korea and the rest		96,808
		Samsung Futures Inc. and the rest	Deposits for trading of futures		32,960
		Nomura Financial Investment and the rest	Collateral RP		85,558
		Woori Financial	Guarantee for vehicle leases		1,588

	Total			￦	776,009

(2)	As of June 30, 2013 and December 31, 2012, assets are not being held with lien running.

(3)	Loaned securities are as follows (Unit: Korean Won in millions):

		June 30, 2013		December 31, 2012		Loaned to
AFS financial assets	Korean treasury and government agencies’ bonds	￦	260,492	￦	—	The Korea Securities Finance Corporation
HTM financial assets	Korean corporate bonds		—		10,988	The Korea Securities Finance Corporation

	Total	￦	260,492	￦	10,988

18.	FINANCIAL LIABILITY AT FVTPL:

Financial liabilities held for trading are as follows (Unit: Korean Won in millions):

	June 30, 2013		December 31, 2012
Financial liabilities held for trading
Securities in short position	￦	—	￦	1,050
Korean treasury and government agencies		—		1,050
Derivative liabilities:		40,133		100,421
Interest rate derivatives		7,614		15,021
Currency derivatives		32,385		84,982
Stock derivatives		134		418

Total	￦	40,133	￦	101,471

19.	DEPOSITS DUE TO CUSTOMERS:

(1)	Details of deposits sorted by interest type are as follows (Unit: Korean Won in millions):

	June 30, 2013		December 31, 2012
Deposits in local currency	￦	22,294,078	￦	20,437,434
Interest bearing		1,629,100		1,358,360
Non-interest bearing		450,556		404,769
Deposits at termination		20,154,295		18,611,310
Mutual installment		11,649		14,665
Money trust		48,478		48,330
Certificate of deposits		442,486		157,208
Deposits in foreign currencies		184,516		174,963
Interest bearing		179,052		168,271
Non-interest bearing		5,464		6,692
Present value discount		(3,610)		(1,755)

Total	￦	22,917,470	￦	20,767,850

(2)	Details of deposits by customers are as follows (Unit: Korean Won in millions):

	June 30, 2013		December 31, 2012
Individual	￦	6,939,966	￦	6,618,673
Non-profit corporation		1,821,421		1,481,650
Educational organization		233,404		167,643
Government		1,831,244		1,723,998
Government agencies		194,738		252,805
Banks		1,251,550		1,182,428
Other financial institutions		5,465,682		4,875,040
Foreign corporations		5,484		5,073
Corporation		4,745,093		4,082,515
Others		432,498		379,780
Present value discount		(3,610)		(1,755)

Total	￦	22,917,470	￦	20,767,850

20.	BORROWINGS AND DEBENTURES:

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	June 30, 2013
	Lenders	Average annual interest rate (%)	Amount
Borrowings in local currency			￦	1,812,555
Borrowings of the Bank of Korea	The Bank of Korea	1.14		298,561
Borrowings from government funds	Korea Environment Management Corporation and others	1.2		139,122
Others	Small and medium business corporation and others	2.8		1,374,872
Borrowings in foreign currencies				860,558
Borrowings in foreign currencies	IBK and others	0.98		854,809
Offshore borrowings in foreign currencies	Development Bank and others	0.80		5,749
Call money		2.59		73,600
Bonds sold under repurchase agreements		1.77		160,664
Bills sold		2.75		23,673
Present value discount				(886)

Total			￦	2,930,164

	December 31, 2012
	Lenders	Average annual interest rate (%)	Amount
Borrowings in local currency			￦	1,828,989
Borrowings of the Bank of Korea	The Bank of Korea	1.45		323,764
Borrowings from government funds	Korea Environment Management Corporation and others	1.49		124,580
Others	Small and medium business corporation and others	3.03		1,380,645
Borrowings in foreign currencies				829,341
Borrowings in foreign currencies	IBK and others	1.43		823,985
Offshore borrowings in foreign currencies	Development Bank and others	1.16		5,356
Call money		2.89		487,100
Bonds sold under repurchase agreements		2.04		171,222
Bills sold		3.41		30,755
Present value discount				(1,058)

Total			￦	3,346,349

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	June 30, 2013				December 31, 2012
	Maximum interest rate (%)	Minimum interest rate (%)	Amount		Maximum interest rate (%)	Minimum interest rate (%)	Amount
Ordinary bonds	4.24	4.24	￦	100,000	4.24	4.24	￦	100,000
Subordinated bonds	8.72	3.51		1,146,000	8.72	3.51		1,246,000
Discounts on bonds				(654)				(735)

Total			￦	1,245,346			￦	1,345,265

(3)	Details of borrowings from financial institutions are as follows (Unit: Korean Won in millions):

June 30, 2013	The Bank of Korea		Banks		Others		Total
Call money	￦	—	￦	—	￦	73,600	￦	73,600
Bonds sold under repurchase agreements		—		153,364		—		153,364
Borrowings in local currency		298,561		97,179		—		395,740
Borrowings in foreign currencies		—		858,258		—		858,258

Total	￦	298,561	￦	1,108,801	￦	73,600	￦	1,480,962

December 31, 2012	The Bank of Korea		Banks		Others		Total
Call money	￦	—	￦	450,000	￦	37,100	￦	487,100
Bonds sold under repurchase agreements		—		163,922		—		163,922
Borrowings in local currency		323,764		113,138		—		436,902
Borrowings in foreign currencies		—		825,056		—		825,056

Total	￦	323,764	￦	1,552,116	￦	37,100	￦	1,912,980

21.	NET DEFINED BENEFIT LIABILITY:

(1)	The Group’s defined benefit plan has the following characteristics:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of the reporting date. Plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

(2)	The Group is exposed to various risks through Defined Benefit Retirement Pension Plan, and the most significant risks are as follows:

Volatility of Asset

The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate. The plan assets include equity instruments and are exposed to volatility and risks.

Decrease in Profitability of Blue Chip Bonds

A decrease in profitability of blue chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit liabilities.

Risk of Inflation

Most defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities; therefore, deficit occurs in the system if an inflation rate increases. However, some plan assets are not influenced by (fixed-rate obligation instruments), or slightly influenced by (equity instruments), the inflation rate.

(3)	Net defined benefit liability is as follows (Unit: Korean Won in millions):

	June 30, 2013		December 31, 2012
Defined benefit liability	￦	61,808	￦	55,547
Fair value of plan assets		(58,184)		(47,398)

Net defined benefit liability	￦	3,624	￦	8,149

(4)	Changes in carrying value of defined benefit liability are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2013		For the year ended December 31, 2012
Beginning balance	￦	55,547	￦	41,749
Current service cost		6,113		11,118
Interest cost		980		1,855
Actuarial loss		—		3,038
Retirement benefit paid		(951)		(2,315)
Others		119		102

Ending balance	￦	61,808	￦	55,547

(5)	Changes in plan assets are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2013		For the year ended December 31, 2012
Beginning balance	￦	(47,398)	￦	(35,218)
Expected return on plan assets		(948)		(1,512)
Actuarial gain (loss)		(56)		(53)
Employer’s contributions		(10,500)		(12,000)
Retirement benefit paid		718		1,469
Others		—		(84)

Ending balance	￦	(58,184)	￦	(47,398)

The Group has the basic policy as stable reserves operation; financial products such as superannuation plan are deposited out of the Group.

(6)	Details of retirement benefit included in consolidated statements of comprehensive income are as follows (Unit: Korean won in millions):

	For the six months ended June 30, 2013		For the six months ended June 30, 2012
Current service cost	￦	6,113	￦	5,559
Interest cost		980		927
Expected return on plan assets		(948)		(756)
Actuarial loss (gain)		43		14

Total	￦	6,188	￦	5,744

The amount recognized as an expense related to defined contribution retirement benefits is not the same for the six months ended June 30, 2013 and 2012.

(7)	Actuarial assumptions used in retirement benefit obligation assessment are as follows:

	June 30, 2013	December 31, 2012
Discount rate (*1)	4.00%	4.00%
Expected rate of return on plan assets	4.00%	4.64%
Future wage growth rate	5.00%	5.00%
Mortality rate	Issued by Korea Insurance Development Institute

(*1)	In order to calculate the present value of the defined benefit obligation, the Group has determined its discount rate referenced to market rate of return of high-grade corporate bonds that is consistent with defined benefit obligation’s currency and the expected payment period.

(8)	Plan assets and realized return on plan assets are as follows (Unit: Korean Won in millions):

	June 30, 2013		December 31, 2012
Deposits	￦	58,163	￦	47,377
Others		21		21

Total	￦	58,184	￦	47,398

22.	PROVISIONS:

(1)	Provisions recognized are as follows (Unit: Korean won in millions):

	June 30, 2013		December 31, 2012
Asset retirement obligation	￦	2,457	￦	2,339
Provision for guarantee (*1)		5,280		4,636
Provision for unused commitments		13,481		11,810
Provision for credit card points		611		619
Other provisions		251,769		223,507

Total	￦	273,598	￦	242,911

(*1)	Provisions for guarantee include provisions for financial guarantee of ￦1,231 million and ￦1,302 million as of June 30, 2013 and December 31, 2012, respectively.

(2)	Changes in details of provisions are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2013
	Provisions for guarantee		Provisions for unused commitment		Provisions for card point		Other provisions		Total
Beginning balance	￦	4,636	￦	11,810	￦	619	￦	223,507	￦	240,572
Provisions provided		808		1,671		—		28,421		30,900
Provisions used		(164)		—		—		(159)		(323)
Reversal of unused amount		—		—		(8)		—		(8)

Ending balance	￦	5,280	￦	13,481	￦	611	￦	251,769	￦	271,141

	For the year ended December 31, 2012
	Provisions for guarantee		Provisions for unused commitment		Provisions for card point		Other provisions		Total
Beginning balance	￦	9,547	￦	11,198	￦	615	￦	173,409	￦	194,769
Provisions provided		—		612		4		51,287		51,903
Provisions used		(1,149)		—		—		(1,189)		(2,338)
Reversal of unused amount		(3,762)		—		—		—		(3,762)

Ending balance	￦	4,636	￦	11,810	￦	619	￦	223,507	￦	240,572

(3)	Changes in details of provisions for restoration are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2013		For the year ended December 31, 2012
Beginning balance	￦	2,339	￦	3,502
Provisions provided		165		93
Provisions used		(106)		(32)
Reversal of unused amount		—		(1,343)
Amortization		59		119

Ending balance	￦	2,457	￦	2,339

23.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES:

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2013		December 31, 2012
Other financial liabilities:
Payables	￦	857,295	￦	370,800
Accrued expenses		304,844		354,745
Separate account differences		55,936		78,564
Deposits received		6,989		5,059
Agency business revenue		31,596		52,735
Foreign exchange payables		5,907		355
Domestic exchange payables		43,061		141,283
Card-related liabilities		18,018		22,709
Miscellaneous liabilities		55,604		72,057
Discounted present value		(12)		(38)

Subtotal		1,379,238		1,098,269

Other non-financial liabilities:
Income in advance		12,455		13,355
Miscellaneous liabilities		26,224		25,088

Subtotal		38,679		38,443

Total	￦	1,417,917	￦	1,136,712

24.	DERIVATIVES:

(1)	Details of derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

June 30, 2013	Notional amount		Assets						Liabilities
			Fair value hedge		Cash flow hedge		For trading		Fair value hedge		Cash flow hedge		For trading
Interest rate:	￦	392,000	￦	—	￦	—	￦	7,643	￦	—	￦	—	￦	7,614
Interest rate swaps		392,000		—		—		7,643		—		—		7,614
Currency:		2,158,789		—		—		38,335		—		—		32,385
Currency forwards		1,720,064		—		—		23,264		—		—		17,301
Currency swaps		183,952		—		—		11,509		—		—		11,509
Currency futures		102,323		—		—		—		—		—		—
Long currency options		76,225		—		—		3,562		—		—		—
Short currency options		76,225		—		—		—		—		—		3,575
Stock index:		24,212		—		—		210		—		—		134
Long stock index options		14,095		—		—		210		—		—		—
Short stock index options		10,117		—		—		—		—		—		134

Total	￦	2,575,001	￦	—	￦	—	￦	46,188	￦	—	￦	—	￦	40,133

December 31, 2012	Notional amount		Assets						Liabilities
			Fair value hedge		Cash flow hedge		For trading		Fair value hedge		Cash flow hedge		For trading
Interest rate:	￦	1,408,565	￦	—	￦	—	￦	15,051	￦	—	￦	—	￦	15,021
Interest rate swaps		1,334,400		—		—		15,051		—		—		15,021
Interest rate futures		74,165		—		—		—		—		—		—
Currency:		2,171,531		—		—		94,255		—		—		84,982
Currency forwards		1,625,270		—		—		31,235		—		—		22,039
Currency swaps		460,573		—		—		63,020		—		—		62,943
Currency futures		85,688		—		—		—		—		—		—
Stock index:		24,333		—		—		486		—		—		418
Long stock index options		14,155		—		—		486		—		—		—
Short stock index options		10,178		—		—		—		—		—		418

Total	￦	3,604,429	￦	—	￦	—	￦	109,792	￦	—	￦	—	￦	100,421

The above disclosure includes all derivatives regardless of the financial instrument categories. Derivatives held for trading purpose classified into financial assets or liabilities at FVTPL (see Notes 7 and 18) and derivatives for hedging are stated as a line item in the consolidated statements of financial position.

The amounts of credit value adjustment (“CVA”) for the derivative assets as of June 30, 2013 and December 31, 2012, are as follows (Unit: Korean Won in millions):

	June 30, 2013		December 31, 2012
Derivative assets before CVA	￦	62,599	￦	124,711
CVA		(16,411)		(14,918)

Fair value of derivative assets	￦	46,188	￦	109,793

(2)	For the six months ended June 30, 2012, comprehensive income from cash flow hedge derivatives was ￦299 million.

25.	COMMON STOCK, HYBRID EQUITY SECURITIES AND CAPITAL SURPLUS:

(1)	The number of authorized shares is as follows:

	June 30, 2013		December 31, 2012
Authorized shares of common stock		400,000,000 shares		400,000,000 shares
Par value	￦	5,000	￦	5,000
Issued shares of common stock		58,050,037 shares		58,050,037 shares
Common stock	￦	290,250,185,000	￦	290,250,185,000

(2)	The hybrid securities classified as owners’ equity are as follows (Unit: Korean Won in millions):

	Issuance date	Maturity	Annual interest rate (%)	June 30, 2013		December 31, 2012
The 130331-1st bond-type hybrid securities	March 31, 2009	March 31, 2039	6.76	￦	116,000	￦	116,000
The 170425th bond-type hybrid securities	April 25, 2013	April 25, 2043	4.75		60,000		—
The 170527th bond-type hybrid securities	May 27, 2013	May 27, 2043	4.83		40,000		—
Issuance cost					(152)		(2)

Total				￦	215,848	￦	115,998

The Bank can exercise the right to early repayment after five or ten years after issuing hybrid securities, and at the date of maturity, the contractual agreements allow the Bank to indefinitely extend the maturity date with the same contractual terms. In addition, if the Bank decides not to pay the dividends of common share at the general shareholders’ meeting, the Bank may not pay interest on the hybrid securities.

(3)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	June 30, 2013		December 31, 2012
Capital in excess of par value	￦	68,574	￦	68,574
Gains on capital reduction		26,906		26,906

Total	￦	95,480	￦	95,480

26.	OTHER EQUITY:

(1)	Other equity is as follows (Unit: Korean Won in millions):

	June 30, 2013		December 31, 2012
Gain on valuation of AFS financial assets	￦	60,704	￦	60,727
Losses on actuarial valuation		(7,834)		(7,891)
Income tax effect		(12,795)		(12,787)

Total	￦	40,075	￦	40,049

(2)	Details of change in other equity as of June 30, 2013 and December 31, 2012, are as follows (Unit: Korean won in millions):

June 30, 2013	Beginning balance		Others (except for reclassification adjustment)		Reclassification adjustment		Effect of tax		Ending balance
Gain on valuation of AFS financial asset	￦	46,031	￦	1,577	￦	(1,600)	￦	6	￦	46,014
Gains (losses) on actuarial valuation		(5,982)		57		—		(14)		(5,939)

Total	￦	40,049	￦	1,634	￦	(1,600)	￦	(8)	￦	40,075

December 31, 2012	Beginning balance		Others (except for reclassification adjustment)		Reclassification adjustment		Effect of tax		Ending balance
Gain on valuation of AFS financial asset	￦	38,752	￦	15,645	￦	(6,042)	￦	(2,324)	￦	46,031
Gain on valuation of cash flow hedge		(191)		—		252		(61)		—
Gains (losses) on actuarial valuation		(3,441)		(3,352)		—		811		(5,982)

Total	￦	35,120	￦	12,293	￦	(5,790)	￦	(1,574)	￦	40,049

27.	RETAINED EARNINGS AND DIVIDENDS:

(1)	Retained earnings consist of the following (Unit: Korean Won in millions):

	June 30, 2013		December 31, 2012
Legal reserves	￦	172,300	￦	154,400
Legal reserve (*1)		172,300		154,400
Voluntary reserves		1,224,002		1,095,130
Reserve for bad loan (*2)		175,059		155,137
Revaluation reserve (*3)		10,993		10,993
Appropriated retained earnings for financial structure improvement (*4)		72,800		72,800
Other		965,150		856,200
Retained earnings carried forward		100,677		177,783

	￦	1,496,979	￦	1,427,313

(*1)	In accordance with the Act of Banking Law, legal reserve is appropriated at least one-tenth of the earnings after tax on every dividend declaration, not exceeding the paid-in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.
(*2)	In accordance with the Banking Supervision Regulations, if provisions for credit loss under K-IFRS for the accounting purpose fall short of those for the regulatory purpose, the Bank discloses such shortfall amount as regulatory reserve for bad debts.
(*3)	Revaluation reserve is the amount of limited dividends set by the board of directors to be recognized as complementary capital when gain or loss occurs in property revaluation by adopting K-IFRS.
(*4)	In 2002, the Finance Supervisory Services recommended banks in Korea to appropriate at least 10% of net income as reserve after accumulated deficit for financial structure improvement, until simple capital ratio equals 5.5%. This reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital.

(2)	Changes in retained earnings are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2013		For the year ended December 31, 2012
Beginning balance	￦	1,427,313	￦	1,262,414
Net income		98,064		180,716
Dividends on common stock		(23,769)		(7,976)
Dividends on hybrid securities		(4,629)		(7,841)

Ending balance	￦	1,496,979	￦	1,427,313

28.	PLANNED REGULATORY RESERVE FOR CREDIT LOSS:

In accordance with the Banking Supervision Regulations, if provisions for credit loss under K-IFRS for the accounting purpose fall short for the regulatory purpose, the Bank discloses such shortfall amount as regulatory reserve for bad debts.

(1)	Regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	June 30, 2013		December 31, 2012
Beginning balance	￦	175,059	￦	155,137
Amount estimated to be appropriated		3,457		19,922

Ending balance	￦	178,516	￦	175,059

(2)	Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean won in millions, except for EPS data):

	2013				2012
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
Net income	￦	57,349	￦	98,064	￦	73,638	￦	104,734
Planned regulatory reserve for credit loss		10,991		3,457		17,359		23,434

Net income after the planned reserve provided (*1)	￦	46,358	￦	94,607	￦	56,279	￦	81,300

Earnings per share after the planned reserve provided (*1)	￦	753	￦	1,550	￦	936	￦	1,333

(*1)	Adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are not in accordance with K-IFRS and calculated on the assumption that provision of regulatory reserve for credit loss before income tax is adjusted to the profit.

29.	NET INTEREST INCOME (EXPENSE):

(1)	Details of interest income earned are as follows (Unit: Korean Won in millions):

	2013				2012
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
Financial assets at FVTPL:
Interest of securities:
Securities in local currency	￦	2,682	￦	6,809	￦	3,186	￦	5,571

Subtotal		2,682		6,809		3,186		5,571

AFS financial assets:
Interest of securities in local currency:
Interest of Korean treasury and government agencies		3,264		4,931		1,985		3,999
Interest of finance debentures		2,463		5,306		4,381		9,312
Interest of debentures		11,253		22,712		9,430		18,450
Interest on offshore securities in foreign currencies		77		77		85		85

Subtotal		17,057		33,026		15,881		31,846

HTM financial assets:
Interest of securities in local currency:
Interest of Korean treasury and government agencies		7,631		15,237		7,626		15,230
Interest of finance debentures		2,307		4,665		4,010		8,586
Interest of debentures		10,464		21,719		12,148		24,160

Subtotal		20,402		41,621		23,784		47,976

Loans and receivables:
Interest on due from banks:
Interest on due from banks in local currency		11		55		982		4,316
Interest on due from banks in foreign currencies		9		20		4		6
Interest of loans:
Interest on loans in local currency		270,676		537,253		272,808		538,888
Interest on loans in foreign currencies		4,172		8,911		7,032		14,072
Interest on call loans		789		1,300		134		845
Interest on bills bought		1,238		2,533		743		1,567
Interest on foreign currencies		1,639		3,184		2,001		3,792
Interest on payment for acceptances and guarantees		—		1		1		1
Interest on bonds sold under repurchase agreements		754		1,223		685		2,315
Interest on privately placed bonds		4,517		9,168		4,519		8,086
Interest on credit card receivables		14,476		27,896		14,345		28,196
Interest of other assets		2,094		4,668		2,279		4,710

Subtotal		300,375		596,212		305,533		606,794

Total	￦	340,516	￦	677,668	￦	348,384	￦	692,187

*	Interest income accrued from impaired loan is ￦4,695 million and ￦7,198 million for the six months ended June 30, 2013 and 2012, respectively.

(2)	Interest expenses recognized are as follows (Unit: Korean Won in millions):

	2013				2012
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
Interest of deposits:
Interest on demand deposits in local currency	￦	1,954	￦	3,767	￦	1,442	￦	2,852
Interest on deposits in foreign currencies		120		247		175		403
Interest on saving deposits in local currency		129,978		259,894		134,137		265,376
Interest on mutual installment		40		95		62		148
Interest on certificate of deposits		1,775		3,232		1,420		2,558
Interest on money trust		390		748		539		1,101

Subtotal		134,257		267,983		137,775		272,438

Interest of borrowings:
Interest on borrowings in local currency		10,747		21,524		12,341		24,335
Interest on borrowings in foreign currencies		1,721		3,813		3,446		8,272
Offshore borrowings in foreign currency		11		22		12		29
Interest on call money		1,566		2,888		842		1,315
Discount fees on bills sold		183		405		421		771
Interest on bonds sold under repurchase agreements		699		1,415		511		819

Subtotal		14,927		30,067		17,573		35,541

Interest of debentures:
Interest on debentures in local currency		16,881		35,366		18,291		37,216

Subtotal		16,881		35,366		18,291		37,216

Other interest expenses		953		2,156		1,611		3,250

Total	￦	167,018	￦	335,572	￦	175,250	￦	348,445

30.	NET FEE AND COMMISSION INCOME:

Net commission income is the amount of commission expenses deducted from the amount of commission income, the details of which are as follows:

(1)	Details of fees income earned are as follows (Unit: Korean Won in millions):

	2013				2012
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
Banking commission received:
Commission received in local currency	￦	17,592	￦	35,855	￦	17,069	￦	34,158
Commission received in foreign currencies		1,854		3,324		1,537		2,970
Guarantee fees		900		1,745		856		1,654
Commission received on project financing		810		2,102		413		507

Subtotal		21,156		43,026		19,875		39,289

Commission received on credit card:
Credit card in local currency		151		423		236		675
Prepaid card		136		409		115		408

Subtotal		287		832		351		1,083

Other commission received		67		75		53		79
Commission received on trust business		1,235		2,446		1,086		2,304

Total	￦	22,745	￦	46,379	￦	21,365	￦	42,755

(2)	Details of fees expense incurred are as follows (Unit: Korean Won in millions):

	2013				2012
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
Commission expenses:
Commission expenses in local currency	￦	1,861	￦	5,231	￦	2,375	￦	4,161
Commission expenses in foreign currencies		243		416		257		499

Subtotal		2,104		5,647		2,632		4,660

Commission expenses on credit card:
Credit card in local currency		7,140		14,038		6,604		13,304
Credit card in foreign currencies		1		2		1		2
Debit card		4		8		5		10

Subtotal		7,145		14,048		6,610		13,316

Commission expenses on using brand		496		995		479		958
Brokerage commission		4		9		9		17
Commission expenses on trust business		2		3		2		4

Total	￦	9,751	￦	20,702	￦	9,732	￦	18,955

31.	DIVIDEND INCOME:

Details of dividend income are as follows (Unit: Korean Won in millions):

	2013				2012
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
Financial assets designated at FVTPL	￦	28	￦	28	￦	(7)	￦	1
Dividend in local currency		28		28		(7)		1
AFS financial assets:		1,412		7,441		1,082		7,199
Dividend in local currency		315		5,324		103		5,226
Dividend in beneficiary certificate		1,097		2,117		979		1,973

Total	￦	1,440	￦	7,469	￦	1,075	￦	7,200

32.	GAIN (LOSS) ON FINANCIAL ASSETS AT FVTPL:

Details of gain (loss) on financial assets held for trading are as follows (Unit: Korean Won in millions):

	2013				2012
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
Gain (loss) on valuation and disposal of securities:
Gain (loss) on redemption of securities	￦	(21)	￦	(34)	￦	5	￦	8
Gain (loss) on transaction of securities		(555)		1,092		1,196		1,127
Gain (loss) on valuation of securities		(2,782)		(456)		116		253

Subtotal		(3,358)		602		1,317		1,388

Gain on derivatives:
Gain on transaction of derivatives		18,468		32,651		21,208		21,933
Gain on valuation of derivatives		4,467		8,093		12,944		30,243

Subtotal		22,935		40,744		34,152		52,176

Gain (loss) on other financial instruments:
Loss on transaction of other financial instruments		(652)		(835)		(493)		(446)
Gain on valuation of other financial instruments		1,435		—		49		—

Subtotal		783		(835)		(444)		(446)

Gain on valuation of financial assets designated at FVTPL		442		648		—		—

Total	￦	20,802	￦	41,159	￦	35,025	￦	53,118

33.	GAIN (LOSS) ON AFS FINANCIAL ASSETS:

Details of gain (loss) on AFS financial assets recognized are as follows (Unit: Korean Won in millions):

	2013				2012
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
Gain on transaction of securities:
Gain on transaction of securities in local currency	￦	1,024	￦	2,006	￦	3,152	￦	4,046

Subtotal		1,024		2,006		3,152		4,046

Impairment loss:
Securities in local currency		(139)		(138)		(323)		(683)

Subtotal		(139)		(138)		(323)		(683)

Total	￦	885	￦	1,868	￦	2,829	￦	3,363

34.	IMPAIRMENT LOSS ON CREDIT LOSS:

Details of impairment loss on credit loss recognized are as follows (Unit: Korean Won in millions):

	2013				2012
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
Loans:
Bad debt expense	￦	21,930	￦	40,704	￦	62,945	￦	101,560

Subtotal		21,930		40,704		62,945		101,560

Provision for guarantees:
Provision for guarantees		649		808		983		—
Reversal of provision for guarantees		350		—		(1,911)		(5,522)

Subtotal		999		808		(928)		(5,522)

Provision for unused commitments:
Provision for unused commitments		1,340		1,671		385		1,297

Subtotal		1,340		1,671		385		1,297

Total	￦	24,269	￦	43,183	￦	62,402	￦	97,335

35.	OTHER OPERATING INCOME (EXPENSE):

(1)	Details of general and administrative expenses are as follows (Unit: Korean Won in millions):

		2013				2012
		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
Salaries	Short-term salaries	￦	26,810	￦	56,730	￦	24,269	￦	50,881
	Termination benefits		10,484		25,261		8,757		20,592

	Severance benefits		2,561		6,145		2,865		5,730

	Subtotal		39,855		88,136		35,891		77,203

Depreciation			2,425		4,606		2,453		4,732

Other general and administrative expenses	Reimbursements		985		1,885		1,005		1,831
	Traveling expenses		244		431		216		397
	Operating promotion expenses		1,460		3,061		1,417		2,816
	Rent		3,067		5,939		2,647		5,338
	Maintenance		207		439		251		410
	Advertising		1,526		2,717		2,136		3,226
	Taxes and dues		2,649		5,608		2,646		5,627
	Service charges		4,047		8,139		3,704		7,365
	Computer-related expenses		8,596		17,336		8,874		16,983
	Communications		1,212		2,151		932		1,881
	Vehicle maintenance		1,764		3,589		1,794		3,500
	Supplies		559		1,071		532		1,060
	Others		1,406		3,056		1,266		2,852

	Subtotal		27,722		55,422		27,420		53,286

	Total	￦	70,002	￦	148,164	￦	65,764	￦	135,221

(2)	Details of net other operating income (expenses) recognized are as follows (Unit: Korean Won in millions):

	2013				2012
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
Other operating income	￦	14,256	￦	19,258	￦	31,325	￦	38,218
Other operating expenses		(58,967)		(120,608)		(28,299)		(96,475)

Total	￦	(44,711)	￦	(101,350)	￦	3,026	￦	(58,257)

(3)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	2013				2012
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
Gain on transaction of foreign exchange	￦	10,640	￦	15,627	￦	11,225	￦	18,118
Gain on disposal of loans and receivables		3,611		3,611		—		—
Reversal of impairment loss on other assets		(2)		8		20,097		20,097
Others		7		12		3		3

Total	￦	14,256	￦	19,258	￦	31,325	￦	38,218

(4)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	2013				2012
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
Loss on transaction of foreign exchange	￦	29,819	￦	51,261	￦	43,014	￦	65,115
Deposit insurance premium		6,574		12,906		6,013		11,903
Contribution to miscellaneous funds		12,010		22,788		9,887		19,272
Loss on disposal of loans and receivables		5,046		5,046		—		—
Loss on impairment of other assets		5,433		28,421		(30,758)		18
Others		85		186		143		167

Total	￦	58,967	￦	120,608	￦	28,299	￦	96,475

36.	OTHER NON-OPERATING INCOME (EXPENSE):

(1)	Details of recognized other non-operating income (expense) are as follows (Unit: Korean won in millions):

	2013				2012
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
Other non-operating income	￦	1,564	￦	3,716	￦	741	￦	2,234
Other non-operating expense		(1,586)		(4,306)		(4,342)		(8,498)

Total	￦	(22)	￦	(590)	￦	(3,601)	￦	(6,264)

(2)	Details of recognized other non-operating income are as follows (Unit: Korean won in millions):

	2013				2012
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
Rental fee income	￦	46	￦	96	￦	60	￦	123
Gain on disposal of other assets		—		4		—		11
Recovery corporation gains		25		36		—		2
Others		1,493		3,580		681		2,098

Total	￦	1,564	￦	3,716	￦	741	￦	2,234

(3)	Details of recognized other operating expenses are as follows (Unit: Korean Won in millions):

	2013				2012
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
Expense associated with investment properties	￦	25	￦	49	￦	31	￦	61
Operating expense of investment properties		12		29		20		46
Loss on disposal of other assets		35		67		4		17
Donation		972		3,144		3,334		6,542
Recovery for construction losses		16		30		—		5
Others		526		987		953		1,827

Total	￦	1,586	￦	4,306	￦	4,342	￦	8,498

37.	INCOME TAX EXPENSE AND DEFERRED INCOME TAXES:

(1)	Income tax expenses are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2013		2012
Current tax expense:
Current tax expense in respect of the current year	￦	34,279	￦	21,602
Adjustments recognized in the current period in relation to the current tax of prior periods		(294)		597

Subtotal		33,985		22,199

Deferred tax expense:
Deferred tax expense (income) relating to the origination and reversal of temporary differences		(7,060)		7,625
Deferred tax reclassified from other comprehensive income to net income		(8)		(411)

Subtotal		(7,068)		7,214

Income tax expense	￦	26,917	￦	29,413

(2)	The income tax expense can be reconciled to net income as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2013		2012
Net income before income tax expense	￦	124,981	￦	134,147

Tax calculated at statutory tax rate (*1)		29,783		32,002
Adjustments:
Effect of income that is exempt from taxation		(105)		(81)
Effect of expenses that are not deductible in determining taxable profit		696		(315)
Consolidated tax return		(5,057)		(2,304)
Effect on deferred tax balance due to the change in income tax rate		—		(486)
Adjustments recognized in the current period in relation to the current tax of prior periods		(294)		597
Others		1,894		—

Subtotal		(2,866)		(2,589)

Income tax expense	￦	26,917	￦	29,413

Effective tax rate		21.54%		21.93%

(*)	The income tax rate for 200 million Won and below is 11%; over 200 million on up to 20 billion on is 22%; and for over 20 billion Won is 24.2%.

(3)	Details of deferred tax relating to items that are recognized directly in equity are as follows (Unit: Korean Won in millions):

	June 30, 2013						December 31, 2012
	Amount before tax		Tax effect		Amount after tax		Amount before tax		Tax effect		Amount after tax
Loss (gain) on valuation of AFS securities	￦	60,704	￦	(14,691)	￦	46,013	￦	60,727	￦	(14,697)	￦	46,030
Actuarial gains (losses) on defined benefit plans		(7,834)		1,896		(5,938)		(7,891)		1,910		(5,981)

Total	￦	52,870	￦	(12,795)	￦	40,075	￦	52,836	￦	(12,787)	￦	40,049

38.	OTHER COMPREHENSIVE INCOME:

Other comprehensive income consists of the following:

	2013				2012
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
Actuarial gains (losses) on defined benefit plans	￦	10	￦	57	￦	7	￦	18
Gain (loss) on AFS financial assets		(14,682)		(22)		5,144		1,286
Cash flow hedges		—		—		4		395
Less: Income tax effect		3,550		(8)		(1,247)		(411)

Total	￦	(11,122)	￦	27	￦	3,908	￦	1,288

39.	EARNINGS PER SHARE (EPS):

Basic EPS is calculated by dividing net income by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS):

	2013				2012
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
Net income attributable to common shares:
Net income	￦	57,349	￦	98,064	￦	73,638	￦	104,734
Dividend to hybrid securities		(2,669)		(4,629)		(1,960)		(3,921)

	￦	54,680	￦	93,435	￦	71,678	￦	100,813

Weighted-average number of common shares outstanding		58,050,037 shares		58,050,037 shares		58,050,037 shares		58,050,037 shares
Basic EPS	￦	942	￦	1,610	￦	1,235	￦	1,737

Because there is no dilutive potential ordinary shares for diluted earnings per share, basic earnings per share are the same as diluted earnings per share.

40.	CONTINGENT LIABILITIES AND COMMITMENTS:

(1)	Contingent liabilities related to guarantees are as follows (Unit: Korean Won in millions):

	June 30, 2013		December 31, 2012
Confirmed guarantees:
Guarantee for loans	￦	37,795	￦	51,150
Acceptances		29,124		26,638
Letter of guarantee		18,397		10,417
Other confirmed guarantees		337,763		261,390

Subtotal		423,079		349,595

Unconfirmed guarantees:		404,206		353,598
Local letter of credit		53,281		52,947
Letter of credit		350,925		300,651

Subtotal		404,206		353,598

Commercial paper purchase commitments and others		25,454		17,512

Total	￦	852,739	￦	720,705

(2)	Loan commitments and others (Unit: Korean Won in millions):

	June 30, 2013		December 31, 2012
Loan commitments	￦	5,235,198	￦	5,115,691
Other commitments		129,229		139,607

Total	￦	5,364,427	￦	5,255,298

(3)	The lawsuits of the Bank are as follows (Unit: Korean Won in millions):

	June 30,2013		December 31,2012
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases	17 cases	73 cases	20 cases	59 cases
Amount of litigation	119,635	346,067	122,467	338,238
Allowances for litigations	—	250,448	—	222,438

41.	TRANSACTIONS WITH RELATED PARTIES:

Related parties of the Group and major transactions with related parties during the current and prior periods are as follows:

(1)	The related parties of the Group as of June 30, 2013, are as follows:

Classification	Name of the company
Government-related entity: (Ultimate controlling party)	Korea Deposit Insurance Corporation
Parent:	Woori Finance Holdings
Associates:	WFH subsidiaries

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean won in millions):

Name of the company		June 30, 2013		December 31, 2012
1. Ultimate controlling party (Government-related entity) :
Korea Deposit Insurance Corporation	Other assets	￦	264,822	￦	233,215
	Deposits due to customers		50,000		105,000
	Other liabilities		242		436
2. Parent :
Woori Finance Holdings	Deposits due to customers		—		8,139
	Other liabilities		21,428		27,609
3. Others:
Other subsidiaries of Woori Financial Holdings	Other assets		—		310
	Provisions		—		81
Woori Bank and subsidiaries	Due from bank		4,984		6,286
	Loans		75		167
	Other assets		47,038		171,102
	Deposits due to customers		33,484		4,670
	Other liabilities		47,317		101,197
Kwangju Bank	Other assets		33,042		25,822
	Deposits due to customers		22,197		21,464
	Other liabilities		1,187		1,374
Woori Finance Information System	Loans		3		3
	Deposits due to customers		304		210
	Other liabilities		2,614		2,690
Woori Investment Securities	Other assets		3,302		2,893
	Deposits due to customers		322,494		391,467
	Debentures		1,823		1,032
	Other liabilities		8,218		5,368
Woori Asset Management	Deposits due to customers		16,506		16,500
	Other liabilities		177		262
Woori Private Equity and subsidiaries	Deposits due to customers		3,069		22,238
	Other liabilities		3		2
Kumho Investment Bank Co., Ltd.	Loans		10,000		20,000
	Provision for credit loss		131		185
	Other assets		3		1,616
	Deposits due to customers		20,000		20,000
	Provisions		65		185
Woori Financial	Provisions		1

(3)	Gain or loss from transactions with subsidiary is as follows (Unit: Korean won in millions):

		For the six months ended June 30
Name of the company		2013		2012
1. Ultimate controlling party (Government-related entity) :
Korea Deposit Insurance Corporation	Interest income	￦	4,671	￦	2,535
	Interest expense		1,469		350
2. Parent :
Woori Finance Holdings	Interest expense		107		73
	Fees expense		905		871
3. Others:
Other subsidiaries of Woori Financial Holdings	Other income		—		56
	Fees income		—		63
	Other expense		—		53
Woori Bank and subsidiaries	Interest income		1		14
	Other income		2,064		18,902
	Fees expense		80		80
	Other expense		2,347		19,178
Kwangju Bank	Interest expense		47		6
Woori Finance Information System	Other expense		15,336		15,215
Woori Investment Securities	Interest income		—		21
	Interest expense		6,113		3,772
	Fees expense		22		15
	Other expense		93		64
Woori Asset Management	Interest expense		263		228
Woori Private Equity and subsidiaries	Interest income		7		—
Kumho Investment Bank Co., Ltd.	Interest income		10		585
	Interest expense		273		165
	Bad debt expenses (Reversal of provision for credit loss)		55		174
Woori Financial	Fees income		82		5
	Fees expense		5		69
	Other expense		68

(4)	Guarantees provided to the related parties are as follows (Unit: Korean won in millions)

Subject	Beneficiaries	Description	June 30, 2013		December 31, 2012
Guarantees in local currency	Korea Deposit Insurance Corporation	Loan agreement	￦	200,000	￦	200,000

(5)	Major management compensation is as follows (Unit: Korean won in millions):

	For the six months ended June 30
	2013		2012
Short-term employee benefits	￦	284	￦	265
Severance payments		106		72

(6)	Assets and liabilities of major management are as follows (Unit: Korean won in millions):

	Assets		liabilities
June 30, 2013	￦	1	￦	960
December 31, 2012		1		445

42.	TRUST ACCOUNTS:

The financial information of the trust accounts has been prepared in accordance with K-IFRS 5004, Trust Agent’s Trust Account, which enforces regulations for the financial investment industry, which are based on capital market and financial investment business.

(1)	Trust accounts of the Bank are as follows (Unit: Korean Won in millions):

	June 30, 2013				December 31, 2012
	Asset		Operating income		Asset		Operating income
Trust accounts	￦	3,527,906	￦	133,619	￦	2,483,356	￦	84,794

(2)	Significant transactions between the Group and trust accounts are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2013		2012
Revenue:
Trust fees	￦	2,684	￦	2,727
Intermediate termination fees		—		1

Subtotal		2,684		2,728

Expense:
Interest expenses on borrowings from trust accounts		1,667		2,615

Subtotal		1,667		2,615

	June 30, 2013		December 31, 2012
Receivables:
Trust fees receivables	￦	4,368	￦	3,654

Subtotal		4,368		3,654

Payables:
Borrowings from trust accounts		68,010		90,996
Accrued interest expenses on borrowings from trust accounts		379		291

Subtotal		68,389		91,287

(3)	The carrying value of principal guaranteed trusts and principal and fixed rate of return guaranteed trusts is as follows (Unit: Korean Won in millions):

	June 30, 2013		December 31, 2012
Principal guaranteed trusts
Old-age pension trusts	￦	405	￦	451
Personal pension trusts		19,413		19,768
Pension trusts		22,162		21,064
Retirement trusts		4,058		4,385
New personal pension trusts		1,020		1,019

Subtotal		47,058		46,687

Principal and fixed rate of return guaranteed trusts
Unspecified money trusts		17		16

Subtotal		17		16

Total	￦	47,075	￦	46,703

(4)	As of June 30, 2013 and December 31, 2012 , the amounts that the Bank has to pay by the capital guaranteed contract or the operating results of the principal and return guaranteed trusts are as follows (Unit: Korean Won in millions):

	June 30, 2013		December 31, 2012
Liabilities for the account (subsidy for trust account adjustment)	￦	—	￦	—

INDEPENDENT AUDITORS’ REPORT

English Translation of a Report Originally Issued in Korean

To the Shareholders and the Board of Directors of

Kyongnam Bank:

We have audited the accompanying consolidated financial statements of Kyongnam Bank and its subsidiary (collectively, the “Group”). The financial statements consist of the consolidated statements of financial position as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, statement of changes in equity, and statement of cash flows, all expressed in Korean won, for the years ended December 31, 2012 and 2011. The Group’s management is responsible for the preparation and fair presentation of the consolidated financial statements and our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended, in conformity with Korean International Financial Reporting Standards.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the consolidated financial position, results of operations, changes in stockholders’ equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those knowledgeable about Korean accounting principles and auditing standards and their application in practice.

February 22, 2013

Notice to Readers

This report is effective as of February 22, 2013, the auditor’s report date. Certain subsequent events or circumstances may have occurred between the auditor’s report date and the time the auditor’s report is read. Such events or circumstances could significantly affect the consolidated financial statements and may result in modifications to the auditor’s report.

KYONGNAM BANK

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2012 AND 2011

The accompanying consolidated financial statements including all footnote disclosures were prepared by and are the responsibility of the Group.

Park Young-Been

Chairman and Chief Executive Officer

KYONGNAM BANK

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2012 AND 2011

	(Korean won)
	December 31, 2012		December 31, 2011
	(In millions)
ASSETS
Cash and cash equivalents (Note 6)	￦	462,395	￦	289,748
Financial assets at fair value through profit or loss (Notes 7, 11 and 23)		552,977		248,569
Available-for-sale financial assets (Notes 8, 11, 15 and 41)		2,028,304		1,848,370
Held-to-maturity financial assets (Notes 9, 11, 15 and 41)		2,068,838		2,150,067
Loans and receivables (Notes 10, 11, 15 and 41)		23,441,730		20,589,982
Investment properties (Note 12)		12,592		16,253
Premises and equipment (Note 13)		174,450		168,621
Intangible assets, net (Note 14)		11,706		11,557
Other assets (Notes 15 and 41)		125,644		18,616
Deferred tax assets (Note 38)		22,870		11,644

Total assets	￦	28,901,506	￦	25,353,427

LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 11, 17 and 23)	￦	101,471	￦	129,451
Deposits due to customers (Notes 11, 18 and 41)		20,719,536		18,143,528
Borrowings (Notes 11, 19 and 41)		3,346,349		2,892,118
Debentures (Notes 11, 19 and 41)		1,345,265		1,385,367
Retirement benefit obligation (Note 20)		8,149		6,530
Provisions (Notes 21 and 39)		242,911		198,271
Current tax liabilities (Note 37)		27,573		31,770
Other financial liabilities (Notes 11, 22 and 41)		1,103,976		729,887
Other liabilities (Notes 22 and 41)		38,443		38,574
Derivative liabilities (Notes 11 and 23)		—		170

Total liabilities	￦	26,933,673	￦	23,555,666

EQUITY
Owners’ equity:	￦	1,967,833	￦	1,797,761
Capital stock (Note 24)		290,250		290,250
Hybrid securities (Note 24)		115,998		115,998
Capital surplus (Note 24)		95,480		95,480
Other capital components (Note 25)		46,031		38,561
Retained earnings (Regulatory reserve for credit loss as of December 31, 2012, is ￦155,137 million and planned regulatory reserve for credit loss as of December 31, 2012 and 2011, is ￦19,922 million and ￦155,137 million, respectively) (Notes 26 and 27)		1,420,074		1,257,472

		1,967,833		1,797,761

NON-CONTROLLING INTERESTS		—		—

Total equity		1,967,833		1,797,761

Total liabilities and equity	￦	28,901,506	￦	25,353,427

See accompanying notes to consolidated financial statements.

KYONGNAM BANK

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	(Korean won)
	2012		2011
	(In millions, except per share data)
OPERATING INCOME:
Net interest income (Notes 28 and 40)
Interest income	￦	1,390,524	￦	1,294,919
Interest expense		(702,847)		(612,069)

		687,677		682,850

Net fees and commissions income (Notes 29 and 40)
Fees and commissions income		86,837		81,287
Fees and commissions expense		(39,404)		(34,085)

		47,433		47,202

Dividend income (Note 30)		10,893		10,854

Gain on financial instruments at fair value through profit or loss (Note 31)		97,753		44,185

Gain on available-for-sale financial assets (Note 32)		(7,377)		(1,101)

Gain on held-to-maturity financial assets (Note 33)		10		82

Impairment losses on credit loss (Note 38)		105,202		110,272

Other net operating expenses (Notes 35 and 40)		(495,409)		(410,562)

NET OPERATING INCOME		235,778		263,238

Other non-operating income (Note 36)		4,122		4,859

Other non-operating loss (Note 36)		(15,333)		13,375

NET INCOME BEFORE INCOME TAX EXPENSE		224,567		254,722

INCOME TAX EXPENSE (Note 37)		(46,147)		(59,075)

NET INCOME
(Net income after provision of reserve for bad debts: ￦158,498 million for the year ended December 31, 2012, and ￦79,641 million for the year ended December 31, 2011)	￦	178,420	￦	195,647

Net income attributable to owners		178,420		195,647
Net income attributable to the non-controlling interests		—		—

(Continued)

KYONGNAM BANK

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	(Korean won)
	2012		2011
	(In millions, except per share data)
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:	￦	7,469	￦	4,950

TOTAL COMPREHENSIVE INCOME	￦	185,889	￦	200,597

Comprehensive income attributable to owners	￦	185,889	￦	200,597
Comprehensive income attributable to non-controlling interests		—		—

NET INCOME PER SHARE (in Korean won) (Note 38):

Basic and diluted earnings per share	￦	2,938	￦	3,235

See accompanying notes to consolidated financial statements.

KYONGNAM BANK

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	Capital stock		Hybrid securities		Capital surplus		Other equity		Retained earnings		Controlling interests		Non-controlling interests		Total equity
	(Korean won in millions)
Balance as of January 1, 2011	￦	290,250	￦	115,998	￦	95,480	￦	33,611	￦	1,120,170	￦	1,655,509	￦	—	￦	1,655,509
Dividend		—		—		—		—		(50,504)		(50,504)		—		(50,504)
Dividends to hybrid securities		—		—		—		—		(7,841)		(7,841)		—		(7,841)
Net income		—		—		—		—		195,647		195,647		—		195,647
Variation of available-for-sale financial assets		—		—		—		4,723		—		4,723		—		4,723
Valuation of derivatives		—		—		—		227		—		227		—		227

Balance as of December 31, 2011	￦	290,250	￦	115,998	￦	95,480	￦	38,561	￦	1,257,472	￦	1,797,761	￦	—	￦	1,797,761

Balance as of January 1, 2012	￦	290,250	￦	115,998	￦	95,480	￦	38,561	￦	1,257,472	￦	1,797,761	￦	—	￦	1,797,761
Dividend		—		—		—		—		(7,976)		(7,976)		—		(7,976)
Dividends to hybrid securities		—		—		—		—		(7,842)		(7,842)		—		(7,842)
Net income		—		—		—		—		178,420		178,420		—		178,420
Variation of available-for-sale financial assets		—		—		—		7,279		—		7,279		—		7,279
Valuation of derivatives		—		—		—		191		—		191		—		191

Balance as of December 31, 2012	￦	290,250	￦	115,998	￦	95,480	￦	46,031	￦	1,420,074	￦	1,967,833	￦	—	￦	1,967,833

See accompanying notes to consolidated financial statements.

KYONGNAM BANK

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	(Korean won)
	2012		2011
	(In millions)
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	￦	178,420	￦	195,647
Adjustments:
Income tax expense		46,147		59,075
Interest income		(1,390,524)		(1,294,919)
Interest expense		702,847		612,069
Dividend income		(10,893)		(10,854)

		(652,423)		(634,629)

Additions of expenses not involving cash outflows:
Loss on valuation of financial assets at fair value through profit or loss		61		83
Impairment loss of available-for-sale financial assets		14,580		16,266
Loss on transaction of available-for-sale financial assets		350		187
Impairment loss on credit loss		105,202		110,272
Loss on disposal of premises and equipment and other assets		84		372
Depreciation and amortization		9,678		9,776
Impairment loss of premises and equipment and other assets		—		438
Loss on valuation of derivatives		57,219		44,367
Retirement benefits		14,446		12,722
Provisions		51,291		42,691
Other operating expense		90		—

		253,001		237,174

Deductions of revenues not involving cash inflows:
Gain on valuation of financial instruments at fair value through profit or loss		(380)		(535)
Gain on valuation of derivatives		(66,155)		(71,885)
Gain on disposal of available-for-sale financial assets		(7,553)		(15,353)
Reversal of impairment loss of held-to-maturity financial assets		(10)		(63)
Gain on disposal of premises and equipment and other assets		(16)		(83)
Other operating income		—		(23)

		(74,114)		(87,942)

Changes in operating assets and liabilities:
Decrease (increase) in financial assets at fair value through profit or loss		(295,154)		45,587
Increase in loans and receivables		(2,950,837)		(3,406,979)
Increase in other assets		(107,027)		(39,430)
Decrease in financial assets at fair value through profit or loss		(27,981)		(20,422)
Increase in deposits due to customers		2,576,008		3,308,803
Decrease in retirement benefit obligation		(2,315)		(1,980)
Increase in plan assets		(10,614)		(19,255)
Decrease in provisions for guarantee and loan commitment		(2,171)		(23,640)
Increase (decrease) in other financial liabilities		394,163		(96,139)
Increase in other liabilities		1,012		8,957

		(424,916)		(244,498)

(Continued)

KYONGNAM BANK

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	(Korean won)
	2012		2011
	(In millions)
Cash paid from operating activities:
Income tax paid	￦	(63,684)	￦	(85,980)
Interest revenue received		1,372,451		1,260,790
Interest expense paid		(722,839)		(518,841)
Dividend received		10,893		10,854

Net cash (used in) provided by operating activities		(123,211)		132,575

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash inflows from investing activities:
Disposal of available-for-sale financial assets		3,545,977		3,652,919
Repayment of held-to-maturity financial assets		763,198		674,202
Disposal of premises and equipment		2,561		132

		4,311,736		4,327,253

Cash outflows from investing activities:
Acquisition of available-for-sale financial assets		3,722,082		3,554,541
Acquisition of held-to-maturity financial assets		674,104		988,272
Acquisition of premises and equipment		14,648		15,230
Acquisition of intangible assets		1,261		2,378

		4,412,095		4,560,421

Net cash used in investing activities		(100,359)		(233,168)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash inflows from financing activities:
Issuance of borrowings		56,335,521		64,154,220
Issue of debentures		299,898		540,000

		56,635,419		64,694,220

Cash outflows from financing activities:
Repayment of borrowings		55,881,291		63,932,328
Repayment of debentures		340,000		660,433
Dividends paid		7,976		50,504
Dividends of hybrid securities paid		7,841		7,841

		56,237,108		64,651,106

Net cash provided by financing activities		398,311		43,114

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		174,741		(57,479)

CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR		289,748		349,086

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		(2,094)		(1,859)

CASH AND CASH EQUIVALENTS, END OF THE YEAR	￦	462,395	￦	289,748

(Concluded)

See accompanying notes to consolidated financial statements.

KYONGNAM BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

1.	GENERAL:

(1)	Kyongnam Bank.

Kyongnam Bank Co., Ltd. (hereinafter referred to as, the “Bank” or “Parent” or the “Company”) was incorporated on April 18, 1970, under the General Banking Law of the Republic of Korea to engage in the commercial banking business, trust business, and foreign exchange operations.

As of December 31, 2012, the Bank’s common stock amounted to ￦290,250 million, consisting of 58,050,037 shares of common stock issued and outstanding.

On March 27, 2001, the Bank became a subsidiary (99.99% ownership interest) of Woori Finance Holdings Co., Ltd. (“WFH”), which was established in accordance with the provisions of the Financial Holding Company Act. On October 2011, by exchanging the stock, the Bank became a wholly owned subsidiary (100.00% ownership interest) of WFH. The head office of the Bank is located in Changwon, Kyungsangnam-do, Korea. The Bank has 162 branches and offices in the Republic of Korea.

(2)	Subsidiary

1)	The Bank and its subsidiaries (the “Group”) has the following subsidiaries (Unit: Korean won in millions):

				December 31, 2012		December 31, 2011
Subsidiaries	Capital	Location	Main business	Number of shares owned	Percentage of ownership (%)	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Consus 6th LLC. (*1)	10	Korea	SPC	—	—	—	—	December 31, 2012
Kyongnam Preservation Trust of principal (*1)	—	Korea	Trust		—		—	December 31, 2012
Samsung Partner Plus Private Securities Investment Trust 6th (*2)	30,000	Korea	Beneficiary certificate	—	100.0	—	—	December 31, 2012
Hanhwa Private Securities Investment Trust 4th (*2)	20,000	Korea	Beneficiary certificate	—	100.0	—	—	December 31, 2012
Shinhan BNPP Private Securities Investment Trust 19th (*2)	10,000	Korea	Beneficiary certificate	—	100.0	—	—	December 31, 2012
Woori Frontier Private Securities Investment Trust 2nd (*2)	30,000	Korea	Beneficiary certificate	—	100.0	—	—	December 31, 2012
KTB Market Alpha Private Securities Investment Trust 30-2nd (*2)	10,000	Korea	Beneficiary certificate	—	100.0	—	—	December 31, 2012
Tong Yang High Plus Private Securities Investment Trust N-22th (*2)	30,000	Korea	Beneficiary certificate	—	100.0	—	—	December 31, 2012
Mirae Asset Columbus Private Securities Investment Trust 43th (*2)	10,000	Korea	Beneficiary certificate	—	100.0	—	—	December 31, 2012
Sei New Vesta Private Securities Investment Trust 8th (*2)	40,000	Korea	Beneficiary certificate	—	100.0	—	—	December 31, 2012
Hanhwa Private Securities Investment Trust 3rd (*3)	10,000	Korea	Beneficiary certificate	—	—	—	100.0	—
KTB Market Alpha Private Securities Investment Trust 30-1st (*3)	10,854	Korea	Beneficiary certificate	—	—	—	100.0	—
GS Gold Scope Private Bond Mix Investment Trust 2nd (*3)	9,918	Korea	Beneficiary certificate	—	—	—	100.0	—
Sei New Vesta Private Securities Investment Trust 7th (*3)	50,000	Korea	Beneficiary certificate	—	—	—	100.0	—
Shinhan BNPP Private Securities Investment Trust 9th (*3)	10,000	Korea	Beneficiary certificate	—	—	—	100.0	—
Hanwha Smart Private Securities Investment Trust 39th (*3)	10,000	Korea	Beneficiary certificate	—	—	—	100.0	—
GS Gold Scope Private Bond Mix Investment Trust 5th (*3)	10,000	Korea	Beneficiary certificate	—	—	—	100.0	—

(*1)	Classified as a special-purpose entity (“SPE”) controlled by the Group and included in consolidation scope under Standing Interpretations Committee (“SIC”) -12 Consolidation—Special Purpose Entities, based on consideration of activities of the SPE being conducted on behalf of the Group, the Group’s decision-making power to obtain the majority of the benefits of the activities and the Group’s right to obtain the majority of benefit from the activities and exposure to risk incident to the activities.
(*2)	SPE newly included in consolidation scope for the year ended December 31, 2012
(*3)	SPE newly included in consolidation scope for the year ended December 31, 2011, and SPE excluded from consolidation for the year ended December 31, 2012

(3)	Summarized financial information before elimination of intercompany accounts of subsidiaries whose financial information prepared under International Financial Reporting Standards for the Group’s consolidated financial statements are as follows (Unit: Korean won in millions):

	December 31, 2012
	Assets		Liabilities		Equity		Net income		Total comprehensive income
Preservation Trust of principal	￦	2,026	￦	2,026	￦	—	￦	—	￦	—
Special purpose company(“SPC”)		9		—		9		—		—
Beneficiary certificate		186,042		1,141		184,901		4,901		4,901

	December 31, 2011
	Assets		Liabilities		Equity		Net income		Total comprehensive income
Preservation Trust of principal	￦	1,962	￦	1,962	￦	—	￦	—	￦	—
SPC		9		—		9		—		—
Beneficiary certificate		110,288		59		110,288		(334)		(334)

2.	SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES:

(1)	Basis of presentation

The Bank and its subsidiaries (the “Group”) have prepared the consolidated financial statements in accordance with the Korean International Financial Reporting Standards (“K-IFRS”) for the annual period beginning on January 1, 2011.

The consolidated financial statements have been prepared on the historical cost basis except for certain non-current assets and financial instruments that are measured at revalued amounts or fair values, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given.

The principal accounting policies are set out below.

The Group maintains its official accounting records in Republic of Korean won (“Won”) and prepares consolidated financial statements in conformity with K-IFRS, in the Korean language (Hangul). Accordingly, these consolidated financial statements are intended for use by those who are informed about K-IFRS and Korean practices.

The accompanying consolidated financial statements were approved by the Board of Directors on February 21, 2013.

(2)	New and revised standards and interpretations in current year

1)	The Group has newly adopted the following new standards and interpretations that made changes in accounting policies.

Amendments to K-IFRS 1107, Disclosures – Transfers of Financial Assets	The Group may have transferred financial assets in such a way that part or all of the transferred financial assets do not qualify for derecognition. The amendments to K-IFRS 1107 increase the disclosure requirements for transactions involving transfers of financial assets in order to provide greater transparency around the nature of the transferred assets, the nature of the risks and rewards of ownership to which the Group is exposed, description of the nature of the relationship between the transferred assets and the associated liabilities and carrying value of the associated liabilities. When the Group continues its involvement on the transferred assets although the transferred assets are derecognized in their entirety, the Group discloses the carrying amounts of the transferred assets and the associated liabilities and information showing how the maximum exposure to loss.

Amendments to K-IFRS 1001, Presentation of Financial Statements

The Group presented operating income in accordance with the amendments to K-IFRS 1001. The amendments have been applied retrospectively for the comparative period.

As such, the Group’s operating income for the comparative period has decreased by ￦7,033 million and ￦6,386 million for the years ended December 31, 2012 and 2011, respectively. The amendments do not result in any impact on profit or loss and earning per shares.

Amendments to K-IFRS 1012, Deferred Tax – Income Taxes	The Group has applied the amendments to K-IFRS 1012, Income Taxes, in the current year. Under the amendments, investment properties that are measured using the fair value model in accordance with K- IFRS 1040, Investment Property, are presumed to be recovered entirely through sale for the purpose of measuring deferred taxes unless the presumption is rebutted. Also, the Group recognizes deferred tax assets and deferred tax liabilities on investment properties that were revalued in accordance with K-IFRS 1016, Property, Plant and Equipment, under a business model whose objective is to consume substantially all of the economic benefits embodied through sales. The amendments do not have any impact on the Group’s consolidated financial statements.

Amendments to K-IFRS 2114, The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interpretation	The amendments to K-IFRS 2114 require the Group to recognize the asset in excess of plan obligation resulting from the repayment of statutory or contractual minimum funding requirement. The amendments do not have any impact on the Group’s consolidated financial statements.

2)	The Group has not applied the following new and revised K-IFRS early that have been issued but are not yet effective:

Amendments to K-IFRS 1001, Presentation of Financial Statements	The amendments to K-IFRS 1001 require items of other comprehensive income to be grouped into two categories in the other comprehensive income section: (a) items that will not be reclassified subsequently to profit or loss and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. The amendments are effective for annual periods beginning on or after July 1, 2012.

Amendments to K-IFRS 1019, Employee Benefits	The amendments to K-IFRS 1019 require the recognition of changes in defined benefit obligations and in fair value of plan assets when they occur, and hence eliminate the ‘corridor approach’ permitted under the previous version of K-IFRS 1019 and accelerate the recognition of past service costs. The amendments to K-IFRS 1019 are effective for annual periods beginning on or after January 1, 2013. The Group is in the process of evaluating the impact on the consolidated financial statements upon the adoption of amendments.

Amendments to K-IFRS 1032, Financial Instruments: Presentation	The amendments to K-IFRS 1032 clarify existing application issue relating to the offset of financial assets and financial liabilities requirements. The amendments to K-IFRS 1032 are effective for annual periods beginning on January 1, 2014.

Amendments to K-IFRS 1107, Financial Instruments: Disclosures	The amendments to K-IFRS 1107 are mainly focusing on presentation of the offset between financial assets and financial liabilities. The amendments to K-IFRS 1107 are effective for annual periods beginning on or after January 1, 2013.

Enactment of K-IFRS 1110, Consolidated Financial Statements	K-IFRS 1110 define the principle of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s return. This standard is effective for annual periods beginning on or after January 1, 2013.

Enactment of K-IFRS 1111, Joint Arrangements	K-IFRS 1111 deals with how a joint arrangement of which two or more parties have joint control should be classified. Under K-IFRS 1111, joint arrangements are classified as joint operations or joint ventures, depending on the rights and obligations of the parties to the arrangements. If the Group is a joint operator, the Group is to recognize assets, liabilities, revenues and expenses proportionally to its investment and if the Group is a joint venture, the Group is to account for that investment using the equity method accounting. This standard is effective for annual periods beginning on or after January 1, 2013.

Enactment to K-IFRS 1112, Disclosure of Interests in Other Entities	K-IFRS 1112 is a disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates, or unconsolidated structured entities. This standard is effective for annual periods beginning on or after January 1, 2013.

Enactment of K-IFRS 1113, Fair Value Measurement	K-IFRS 1113 establishes a single source of guidance for fair value measurements and disclosure about fair value measurements. In addition the standard defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. This standard is effective for annual periods beginning on or after January 1, 2013.

The Group is in progress of reviewing the effect of the amendments on consolidated financial statements as of December 31, 2012.

(3)	Basis of consolidated financial statement presentation

1)	Subsidiary

An entity (including special purpose entities) which the Group has power to govern the financial and operating policies is considered a subsidiary. In general, an entity which the Group has over 50% voting power in is considered a subsidiary.

SPEs established for certain limited purposes may be considered as a subsidiary of the Company; even though the Company may have less than 50% of the voting power, if the Company has the decision-making powers to obtain the majority of the benefits of the activities of the SPE, retains the majority of the residual or ownership risks related to the SPE and obtain benefit from its activities.

The existence of the potential voting power available to exercise or to convert, presently, is considered when evaluating whether or not the Group has control over an entity. An entity is included in the consolidation, as a subsidiary, once such control is established. If the entity loses such control, it is excluded from consolidation.

Acquisitions of subsidiaries are accounted for using the acquisition method. The consideration for each acquisition is measured at the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, equity instruments issued by the Group and acquisition-related costs. At the acquisition date, the identifiable assets acquired, liabilities and contingent liabilities are recognized at their fair value at the acquisition date without reference to non-controlling interests. Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of a subsidiary recognized at the date of acquisition is recognized as goodwill; if less, the difference is directly recognized in net income.

When the Group transacts with each other, unrealized profits and losses resulting from the transactions are eliminated. When a subsidiary of the Group uses another accounting principle other than that of the Group’s, necessary adjustments are made to the consolidated financial statements for the Group’s purposes.

2)	Non-controlling interests

The components of net income and other comprehensive income are attributed to the owners of the Group and the non-controlling interest holders. Total comprehensive income of subsidiaries is attributed to the owners of the Group and to the non-controlling interest holders, even if this results in the non-controlling interests having a deficit balance. Changes in the Group’s ownership interests in subsidiaries, without a loss of control, are accounted for as equity transactions.

(4)	Investments in associates

An associate is an entity over which the Group has significant influence but does not have direct or indirect control over. Significant influence is generally presumed to exist when the Group holds 20% or more, but less than 50%, of the voting rights. Such investments in associates are measured an acquisition cost at acquisition date and since then are accounted for using the equity method. The identifiable goodwill (net book value) is included in investment amounts in associate.

The Group’s interests in its associate’s income are recognized in the statements of consolidated comprehensive income. The changes in the associate’s retained earnings are recognized by the Group as retained earnings. However, when the Group’s share in an associate changes due to a capital increase or decrease of the associate, such changes are recognized in other equity (change in interests of equity method securities).

If the Group’s share in an associate’s accumulated loss equals or exceeds the Group’s equity interest, including unsecured receivables, in the associate, the Group suspends further recognition of its share of the associate’s loss. Unless in circumstances when the Group guarantees or is obligated to pay the associates payables.

(5)	Segment reporting

An operating segment is the level of business activity at which management reports to chief operating decision maker, for decision-making purposes. In addition, the chief operating decision maker is responsible for evaluating the resources distributed to and the performance of an operating segment.

(6)	Accounting for foreign currencies translations

1)	Functional currency and presentation currency

The individual financial statements of each Group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). The consolidated financial statements are expressed in Korean won.

2)	Translation of foreign currencies transactions and balances at the end of reporting period

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Exchange differences on monetary items that qualify as hedging instruments in a cash flow hedge and form part of the Group’s net investment in a foreign operation are recognized in equity.

The Group is recognizing amortized cost and exchange rate variation effect as gains and losses of current period and variation on the fair value as other comprehensive gains and losses, respectively, both of which are effect of monetary securities of foreign currencies classified as available-for-sale financial instruments. And the Group is recognizing the variation on fair value and exchange rate variation effect of non-monetary securities of foreign currencies classified as available-for-sale financial asset, as other comprehensive gains and losses.

3)	Foreign currencies translation

Financial position and operating results of the Group are translated into the Group’s reporting currency as follows:

Description
Statement of consolidated financial position	The assets and liabilities are translated at the exchange rate prevailing at the end of the reporting period. Equity is translated at exchange rate at the time of acquisition.
Statement of consolidated comprehensive income

The statement of consolidated comprehensive income is translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used.

(7)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(8)	Financial assets and financial liabilities

1)	Classification of financial assets

Financial assets are classified into the following categories depending on the nature and purpose of possession: financial assets at fair value through profit or loss (“FVTPL”), loans and receivables, available-for-sale (“AFS”) financial assets, and held-to-maturity (“HTM”) investments.

a)	Financial assets at FVTPL

Financial assets are classified at FVTPL when the financial asset is either held for trading or designated at FVTPL. A financial asset is classified as held for trading if the following criteria are met:

•	acquired or incurred principally to sell or repurchase during a short period of time; or

•	part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking; or

•	a derivative (except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument).

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a recognition or measurement inconsistency that would otherwise arise; or

•	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and K-IFRS 1039, Financial Instruments: Recognition and Measurement, permits the entire hybrid (combined) contract to be designated as at FVTPL.

b)	Loans and receivables

Non-derivative financial assets that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables.

c)	AFS financial assets

AFS financial assets are those non-derivative financial assets that are either designated as AFS financial assets or are not classified as ‘financial assets at FVTPL’, ‘HTM investments’ or ‘loans and receivables.’

d)	HTM financial assets

Non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Group has the positive intent and ability to hold to maturity are classified as HTM financial assets.

2)	Classification of financial liabilities

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities measured at amortized cost.

a)	Financial liabilities at FVTPL

Financial liabilities are classified at FVTPL when the financial liabilities are either held for trading or designated at FVTPL. A financial liability is classified as held for trading if the following criteria are met:

•	acquired or incurred principally for the purpose of selling or repurchasing it in the near term;

•	part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking; and

•	a derivative (except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument).

A financial liability other than a financial liability held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a recognition or measurement inconsistency that would otherwise arise; or

•	the financial instrument forms part of a group of financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and K-IFRS 1039, Financial Instruments: Recognition and Measurement’s, permits the entire hybrid (combined) contract to be designated as at FVTPL.

b)	Financial liabilities measured at amortized costs

Financial liabilities that are not classified as at FVTPL are measured at amortized costs. Deposits and debt securities that are not designated as at FVTPL are classified as financial liabilities measured at amortized costs.

3)	Recognition and Measurement

Standard trading transaction of a financial asset is recognized at the date of transaction when the Group becomes a party to the contractual provisions of the asset. All types of financial instruments, except financial assets/liabilities at FVTPL, are measured at fair value at initial recognition, plus transaction costs that are directly attributable to the acquisition (issuance). Financial assets/liabilities at FVTPL are initially recognized at fair value and transaction costs directly attributable to the acquisition (issuance) are recognized in the statements of comprehensive income.

Financial assets/liabilities at FVTPL and AFS financial assets are subsequently measured at fair value. HTM financial assets, loans and receivables, and other financial liabilities are measured at amortized costs using the effective interest rate method.

Interest income and expense in accordance with financial assets and liabilities are recognized in net income on an accrual basis using the effective interest rate method.

Gains or losses arising from changes in the fair value of the financial assets/liabilities at FVTPL are presented in the statements of comprehensive income during the period in which they arise. Net gain or loss on valuation of AFS financial assets are measured in other comprehensive income.

Dividend income from financial assets at FVTPL and AFS financial assets is recognized in net income when the Group’s right to receive the dividend is established.

AFS financial assets recognize cumulative fair value adjustment, which is previously recognized in the equity, in net income when disposing of assets or recognizing impairment loss.

4)	Derecognition of financial assets and liabilities

The Group derecognizes a financial asset when the contractual right to the cash flows from the asset is expired, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another company. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, canceled or they expire.

(9)	Offsetting financial instruments

Financial assets and liabilities are presented net in the statements of financial position when the Group has an enforceable legal right to set off and an intention to settle on a net basis or to realize an asset and settle the liability.

(10)	Impairment of financial assets

1)	Assets carried at amortized costs

The Group assesses at the end of each reporting period whether there is any objective evidence that a financial asset (or a group of financial assets) is impaired. A financial asset (or a group of financial assets) is regarded as impaired when there is objective evidence of impairment loss as a result of one or more events (hereinafter the “loss event”) that occurred after the initial recognition and the loss event has an impact on the estimated future cash flows of the financial asset.

The criteria used to determine whether there is objective evidence of impairment include:

•	significant financial difficulty of the issuer or obligor; or

•	a breach of contract, such as a default or delinquency in interest or principal payments; or

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the

•	borrower a concession that the lender would not otherwise consider; or

•	it becoming probability that the borrower will enter bankruptcy or financial reorganization; or

•	the disappearance of an active market for the financial asset due to financial difficulties; or

•	observable data indicating that there is a measurable decrease in the estimated future cash flows of a group of financial assets after initial recognition, although the decrease in the estimated future cash flows of individual financial assets included in the group is not identifiable.

For individually significant financial assets, the Group assesses whether objective evidence of impairment exists individually, and it assesses for impairment of financial assets that are not significant on an individual or collective basis. If no objective evidence of impairment exists for financial assets individually assessed, the Group includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets for which the Group recognizes impairment based on an individual assessment or impairment loss is continuously recognized are not subject to a collective impairment assessment.

The amount of impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit loss that are not yet incurred), which is discounted at the financial asset’s original effective interest rate. The amount of loss is reduced directly from the asset’s carrying value or by using a provision account, and it is recognized in net income.

For loans and receivables or HTM financial assets with the variable interest rate, the current effective interest rate, which is determined under the contract, is used to measure impairment loss.

Whether collateral inflow is probable or not, the present value of the estimated future cash flows of collateralized financial asset is calculated as the cash flows, which may arise from collateral inflow, less costs of acquiring and selling collateral.

Future cash flows for a group of financial assets that are collectively assessed for impairment are estimated based on the historical loss experience of assets having credit risk characteristics, similar to those in the Group of financial assets. If historical loss experience is not enough or not existed, similar corporation’s comparable historical loss experience of a group of financial assets is used. The effects of current conditions that do not have an impact in the historical loss experience period are reflected, and the historical loss experience is adjusted based on the current observable data in order to remove the effects of conditions that currently do not exist but existed in the historical loss experience period.

For a collective assessment for impairment, financial assets are classified based on similar credit risk characteristics (i.e., based on the assessment of credit risk or grading process, considering asset type, industry, geographical location, collateral type, past-due status, and other relevant elements) indicating the debtor’s ability to pay all amounts of debt under the contractual terms. These characteristics are relevant to the estimation of future cash flows for groups of such assets as being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated.

When estimating the changes in future cash flows, observable data (i.e., an impairment loss arisen from a pool of assets, an unemployment rate indicating the loss and its parameter, asset price, product price, or payment status) needs to be consistently reflected. The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce the difference between loss estimates and actual loss experience.

When the amount of impairment loss decreases subsequently and the decrease is related to an event occurred after the impairment is recognized (i.e., an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed directly from or by adjusting the provision account. The reversed amount is recognized in net income of current period.

2)	AFS financial assets

The Group assesses at the end of each reporting period whether there is objective evidence that the Group’s financial asset (or a group of financial assets) is impaired. For debt securities, the Group uses the criteria refer to (6)-1) above.

For equity investments classified as AFS financial assets, a significant or prolonged decline in the fair value below the cost is considered objective evidence of impairment. When the fair value of an AFS financial asset is decreased below its acquisition cost which is considered an objective evidence of impairment, the cumulative loss, amounting to the difference between the acquisition cost and the current fair value, is removed from other comprehensive income and recognized in net income as an impairment loss. Impairment losses on AFS equity instruments are not reversed through net income. Meanwhile, when the fair value of AFS debt instrument increases in a subsequent period and the evidence is objectively related to an event occurred after recognizing the impairment loss, the impairment loss is reversed and recognized in net income.

(11)	Investment properties

The Group classifies the property held to earn rental or capital gain purpose as investment property. The investment property is measured at its cost at the initial recognition, plus transaction costs arising at acquisition and after recognition, and is presented at cost less accumulated depreciation and accumulated impairment loss as carrying value.

Subsequent costs are recognized in carrying amount of an asset or as an asset if it is probable that future economic benefits associated with the assets will flow into the Group and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, all other investment properties are depreciated based on the respective assets’ estimated useful lives using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

(12)	Premises and equipment

Premises and equipment are stated at cost less subsequent accumulated depreciation and accumulated impairment losses. The cost of an item of premises and equipment is directly attributable to their purchase or construction, which includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

However, under K-IFRS 1101, First-time adoption of International Financial Reporting Standard, certain premises and equipment, such as land and buildings were reevaluated at fair value, which is regarded as deemed cost, at the date of transition to K-IFRS.

Subsequent costs to replace part of the premises and equipment are recognized in carrying amount of an asset or as an asset if it is probable that the future economic benefits associated with the assets will flow into the Group and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

Depreciation is charged to net income on a straight-line basis on the estimated economic useful lives as follows:

Useful life
Buildings used for business purpose	35 to 57 years
Structures in leased office	4 to 5 years
Properties for business purpose	4 to 5 years

The Group assesses the depreciation method, the estimated useful lives and residual values of premises and equipment at the end of each reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate. When the carrying amount of a fixed asset exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.

(13)	Intangible assets

Intangible assets are stated at the manufacturing cost or acquisition cost, plus additional incidental expenses less accumulated amortization and accumulated impairment losses.

Expenditures incurred in conjunction with development of new products or technology, in which the elements of costs can be individually identified and future economic benefits are probably expected, are capitalized as development costs under intangible assets. If the Group donates assets, such as buildings, to the government and is given a right to use or benefit from the assets, the donated assets are recorded as beneficial donated assets under intangible assets.

Intangible assets, such as development costs, beneficial donated assets, patents, and others, are amortized using the straight-line method over the estimated useful lives, which are five years for development costs, contractual contact period for the beneficial donated assets, five years for patents and three to ten years for other intangible assets.

The estimated useful life and amortization method are reviewed at the end of each reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

(14)	Impairment of non-monetary assets

Intangible assets, including goodwill and membership, with indefinite useful lives are tested for impairment annually. All other assets are tested for impairment when there is an objective indication that the carrying amount may not be recoverable, and if the indication exists, the Group estimates the recoverable amount.

Impairment loss is recognized carrying amount exceeding recoverable amount, recoverable amount is the higher of value in use and net fair value less costs to sell.

For impairment testing purposes, assets are allocated to each of the Group’s cash-generating units (“CGU”).

Non-monetary assets, except for goodwill impaired, are reviewed in subsequent periods for potential recovery of value and reversal or impairment previously recognized, at the end of each reporting period.

(15)	Leases

A lease is classified as a financial lease, if it transfers substantially all the risks and rewards incidental to ownership. Assets held under finance leases are initially recognized as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the statements of financial position as a finance lease obligation. Lease obligation deducting related financial cost is recognized as a financial lease liability. Interest factor included in financial cost is reflected in comprehensive income statements to achieve a constant rate of interest on the remaining balance of the liability.

All other leases are classified as operating leases and are not recognized as an asset in the statements of financial position. Operating lease payments are recognized as expenses amortized over the lease period using the straight-line method after deducting any incentives from the lessor.

(16)	Derivative instruments and hedging activities

Derivatives are initially recognized at fair value at the date the derivative contract is entered into, and they are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in net income immediately unless the derivative is designated and effective as a hedging instrument.

The Group designates certain hedging instruments to:

•	hedge of the exposure to changes in fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge); and

•	hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge).

At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

Use a variety of hedging for the fair value of derivatives as disclosed in Note 23.

1)	Fair value hedges

Changes in the fair value of derivatives that are designated and qualified as fair value hedges are recognized in net income immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Hedge accounting is discontinued when the Group revokes the hedging relationship or when the hedging instrument is no longer qualified for hedge accounting. The fair value adjustment to the carrying amount of the hedged item is amortized to net income from that date to maturity using the effective interest method.

2)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualified as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in net income. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to net income when the hedged item is recognized in net income.

Hedge accounting is discontinued when the hedging instrument is expired or sold, or it is no longer qualified for hedge accounting, and any cumulative gain or loss in other comprehensive income remains in equity until the forecast transaction is ultimately recognized in net income. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in net income.

(17)	Provisions

The Group recognizes provision if it has present or contractual obligations as a result of the past event. It is probable that an outflow of resources will be required to settle the obligation, and the amount of the obligation is reliably estimated. Provision is not recognized for the future operating losses.

The Group recognizes provision related to the unused portion of point rewards earned by credit card customers, payment guarantees, loan commitment line and litigations. Where the Group is required to restore a leased property that is used as a branch, to an agreed condition after the contractual term expires, the present value of expected amounts to be used to dispose, decommission or repair the facilities is recognized as an asset retirement obligation.

Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the obligations as a whole. Although the likelihood of outflow for any one item may be small, if it is probable that some outflow of resources will be needed to settle the obligations as a whole, a provision is recognized.

Provisions are recognized when the Group has a present obligation as a result of a past event; it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the present value of the best estimate of the consideration required to settle the present obligation at the end of the reporting period. The discount rate used in calculating the present value is the pretax discount rate after taken into account, the inherent risks and time value of the obligation, in the market. The increase in provisions due to the passage of time is recognized as interest expense.

(18)	Capital and compound financial instruments

The Company recognizes common stock as equity. Direct expenses related to the issuance of new shares or options are recognized as a deduction from equity, net of any tax effects.

If the Group reacquires its own equity instruments, those instruments (“treasury shares”) are presented as a deduction from total equity. The gain or loss on the purchase, sale, issue, or cancellation of treasury shares is not recognized in profit or loss but recognized directly in equity.

(19)	Financial guarantee contracts

A financial guarantee contract refers to the contract that requires the issuer to pay the specified amounts to reimburse the holder for a loss because the specified debtor fails to make payment when due under original or revised contractual terms of debt instruments. The financial guarantee contract is measured on initial recognition at the fair value, and the fair value is amortized over the financial guarantee contractual term.

After initial recognition, financial guarantee contract is measured at the higher of:

•	the present value of expected payment amount due to the financial guarantee contract; and

•	initially recognized amount of financial guarantee contract less recognized accumulated amortization in accordance with K-IFRS 1018, Revenue.

(20)	Interest income and expense recognition

The Group recognizes interest income and expenses from HTM financial assets measured at amortized cost, loans and receivables, and other financial liabilities on an accrual basis using the effective interest method.

Effective interest method is the method of calculating the amortized cost of financial assets or liabilities and allocating the interest income or expense over the relevant period. The effective interest rate reconciles the expected future cash in and out through the expected life of financial instruments or shorter period if appropriate, and net carrying value of financial assets or liabilities. When calculating the effective interest rate, the group estimates future cash flows considering all contractual terms of the financial instruments, such as prepayment option except the loss on future credit risk. Also, effective interest rate calculation reflects commission, points (only responsible for the effective interest rate) that are paid or earned between contracting parties, transaction costs, and other premiums and discounts.

(21)	Dividends

Dividends are recognized as liabilities during the month it is approved by the shareholder.

(22)	Employee benefits

1)	Short-term employee benefits

The Group recognizes the undiscounted amount of short-term employee benefits expecting payment in exchange for the services when the employee renders services. Also, the Group recognizes expenses and liabilities in the case of accumulating compensated absences, when the employees render service that they are entitled to future compensated absences. Though the Group may have no legal obligation to pay a bonus, considering some cases, the Group has a practice of paying bonuses. In such cases, the Group has a constructive obligation, and thus the Group recognizes expenses and liabilities when employees render service.

2)	Retirement benefits

The Group operates defined benefit plans. Generally, defined benefit plans are based on factors, such as the age, years of service, and salary.

For defined benefit plans, the liability recognized in the statements of financial position is the present value of the current defined benefit obligation at the date of the statements of financial position, less the fair value of plan assets, adjusted for unrecognized past service cost.

The defined benefit obligation is calculated on an annual basis by independent actuaries according to the projected unit credit method. The present value of defined benefit obligations is expressed in a currency in which retirement benefits will be paid and is calculated by discounting expected future cash outflows with the interest rate of high-quality corporate bonds whose maturity is similar to the payment date of retirement benefit obligations.

Actuarial gains and losses arising from the difference between changes in actuarial assumptions and what has actually occurred are recognized in net income in the period in which they occur.

Past service cost is reflected immediately in net income. However, past service cost is recognized as an expense on a straight-line basis over the vesting period when changes in retirement pension plan continues to require employees to remain on work duties during the vesting period.

3)	Termination benefits

Termination benefits are paid when employment is terminated by the Group before the normal retirement date or an employee accepts voluntary retirement in exchange for benefits. The Group recognizes termination benefits when employment is terminated based on detailed formal plans or voluntary retirement is encouraged, providing termination benefits. Termination benefits are discounted at present value when they are due more than 12 months after the reporting date.

4)	Profit-sharing and bonus plan

The Group recognizes appropriate provisions and expenses considering profits related shareholders of the Group after adjusting a specific sum of amounts. The Group recognizes contractual obligations and obligations as a result of a past practice as provisions.

(23)	Income tax expense

Income tax comprises current tax and deferred tax. Income tax is recognized in net income except to the extent that it relates to items recognized in other comprehensive income or directly in equity.

Current tax expenses are calculated based on the basis of tax laws that have been enacted by the reporting date or substantively enacted in the countries where the Group operates and generates taxable income.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. However, the Group does not recognize deferred tax arising on the initial recognition of an asset or a liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither accounting profit nor taxable profit. Deferred taxes are determined using tax rates and laws that have been enacted by the reporting date —the date when the relevant deferred tax assets are realized and the deferred tax liabilities are settled — or substantially enacted.

Deferred income tax assets are recognized if future taxable profits are probable so that the temporary differences can be used.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention either to settle the balances on a net basis or to realize the asset and settle the liability simultaneously.

(24)	Origination fees and costs

The commission, which is part of the effective interest rate of loans, is accounted for deferred origination fees. Incremental cost related to the acquisition or disposal is accounted for deferred origination costs, and it is amortized on the effective interest method and included in interest revenues on loans.

(25)	Loan sales

When the Group disposes of loans based on valuations performed by a third-party independent specialist (institution) using a reasonable and rational method, the difference between the book value and the selling price is recognized in disposal gains and losses.

(26)	Earnings per share (“EPS”)

Basic EPS is calculated by earnings subtracting the dividends paid to holders of preferred stock and hybrid securities from the net income attributable to ordinary shareholders from the statements of comprehensive income and dividing by the weighted-average number of common shares outstanding. Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of all dilutive potential common shares.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS:

The significant accounting estimates and assumptions are continually evaluated based on historical experience and various factors, including expectations of future events that are considered to be reasonable. Actual results can differ from those estimates based on such definitions. The following are the accounting estimates and assumptions that have a significant risk of causing changes to the carrying amounts of assets and liabilities within the next accounting period.

(1)	Fair value of financial instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses its judgment to select a variety of valuation techniques and make assumptions based on market conditions existing at the end of each reporting period.

(2)	Impairment loss on financial assets

The Group individually recognizes an impairment loss on financial assets by assessing the occurrence of loss events or it assesses impairment for a group of financial assets with similar credit risk characteristics. Impairment loss for financial assets is the difference between such assets’ carrying value and the present value of estimated recoverable cash flows. The estimation of future cash flows requires management judgment.

(3)	Defined Benefit Plan

Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments. Financial liabilities are initially measured at fair value. Transaction cost that are directly attributable to the issue of financial liabilities are added to or deducted from the fair value of the financial liabilities, as appropriate, on initial recognition. Transaction cost directly attributable to acquisition of financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

As of the end of this year, defined benefit liability of the plan is ￦55,547 million (prior year ￦41,749 million), as detailed in Note 20.

4.	RISK MANAGEMENT:

The Group’s operating activity is exposed to various financial risks; hence, the Group is required to analyze and assess the level of complex risks, determine the permissible level of risks and manage such risks. The Group’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as to how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Group has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given the risks present, for which the Group has implemented processes for risk identification, assessment, control, and monitoring and reporting.

The risk is managed by the risk management department in accordance with the Group’s risk management policy. The Risk Management Committee makes decisions on the risk strategies, such as avoidance of concentration on capital at risk and establishment of acceptable level of risk limit.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty and the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Group utilizes credit grades derived using statistical methods.

2)	Credit line management

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry and monitors obligors’ credit line, total exposures and loan portfolios when approving the loan.

3)	Credit risk mitigation

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method acknowledged by BASEL II standards to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

4)	Maximum exposure to credit risk

The maximum exposures of financial instruments, excluding equity securities, to credit risk are as follows (Korean won in millions):

	December 31, 2012		December 31, 2011
Loans and receivables:
Korean treasury and government agencies	￦	928,734	￦	791,517
Banks		225,442		443,695
Corporates		15,457,992		13,720,430
Consumers		6,829,562		5,634,340

Subtotal		23,441,730		20,589,982

Financial assets at FVTPL:
Debt securities held for trading		443,184		86,572
Derivative for trading		109,793		157,279

Subtotal		552,977		243,851

AFS debt securities		1,667,362		1,578,646

HTM securities		2,068,838		2,150,067

Off-balance-sheet items:
Guarantees		720,705		676,206
Loan commitments		5,115,691		4,557,022

Subtotal		5,836,396		5,233,228

Total	￦	33,567,303	￦	29,795,774

5)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service industry, manufacturing industry, finance and insurance industry, construction industry, consumers and others in accordance with the Korea standard industrial classification code (Unit: Korean won in millions):

		December 31, 2012
		Service		Manufacturing		Finance and insurance		Construction		Consumers		Others		Total
Loans and receivables	Korean treasury and government agencies	￦	15	￦	—	￦	862,056	￦	—	￦	—	￦	66,663	￦	928,734
	Banks		23,526		—		119,267		4		—		82,645		225,442
	Corporates		4,260,013		9,195,730		181,023		502,111		—		1,319,115		15,457,992
	Consumers		1,379,964		398,327		3,750		52,990		4,910,495		84,036		6,829,562

	Subtotal		5,663,518		9,594,057		1,166,096		555,105		4,910,495		1,552,459		23,441,730

Financial assets at FVTPL	Debt securities held for trading		—		—		323,852		—		—		119,332		443,184
	Derivative for trading		21		9,793		93,324		332		—		6,323		109,793

	Subtotal		21		9,793		417,176		332		—		125,655		552,977

AFS debt securities	AFS debt securities		406,287		101,113		738,079		60,630		—		361,253		1,667,362

HTM securities	HTM securities		445,495		—		458,234		60,129		—		1,104,980		2,068,838

Off-balance-sheet items	Guarantees		138,004		551,733		15,436		9,822		800		4,910		720,705
	Loan commitments		847,900		2,555,468		370,109		194,884		1,086,398		60,932		5,115,691

	Subtotal		985,904		3,107,201		385,545		204,706		1,087,198		65,842		5,836,396

	Total	￦	7,501,225	￦	12,812,164	￦	3,165,130	￦	880,902	￦	5,997,693	￦	3,210,189	￦	33,567,303

		December 31, 2011
		Service		Manufacturing		Finance and insurance		Construction		Consumers		Others		Total
Loans and receivables	Korean treasury and government agencies	￦	28	￦	—	￦	767,517	￦	—	￦	—	￦	23,972	￦	791,517
	Banks		—		—		438,106		—		—		5,589		443,695
	Corporates		3,787,651		8,000,657		259,971		521,213		—		1,150,938		13,720,430
	Consumers		1,162,157		376,048		4,331		42,731		3,977,890		71,183		5,634,340

	Subtotal		4,949,836		8,376,705		1,469,925		563,944		3,977,890		1,251,682		20,589,982

Financial assets at FVTPL	Debt securities held for trading		—		—		—		—		—		86,572		86,572
	Derivative for trading		266		44,117		109,857		1,849		—		1,190		157,279

	Subtotal		266		44,117		109,857		1,849		—		87,762		243,851

AFS debt securities	AFS debt securities		308,693		70,763		737,303		60,554		—		401,333		1,578,646

HTM securities	HTM securities		338,999		—		597,461		343,670		—		869,937		2,150,067

Off-balance-sheet items	Guarantees		112,377		465,043		1,611		11,795		111		85,269		676,206
	Loan commitments		733,897		2,188,698		444,256		180,114		1,010,057		—		4,557,022

	Subtotal		846,274		2,653,741		445,867		191,909		1,010,168		85,269		5,233,228

	Total	￦	6,444,068	￦	11,145,326	￦	3,360,413	￦	1,161,926	￦	4,988,058	￦	2,695,983	￦	29,795,774

6)	Credit risk exposure by geographical areas

The geographical distribution of credit risk of financial asset as of December 31, 2012 and 2011, is all domestic.

7)	Credit risk of loans and receivables

The credit exposure of loans and receivables by customer and loan condition are as follows (Unit: Korean won in millions):

	December 31, 2012
					Corporates
	Korean treasury and government agencies		Banks		General business		Small and medium-sized enterprise		Project financing		Subtotal		Consumers		Total
Loans neither overdue nor impaired	￦	928,918	￦	226,115	￦	11,935,788	￦	2,463,401	￦	992,198	￦	15,391,387	￦	6,773,092	￦	23,319,512
Loans overdue but not impaired		—		—		22,617		7,956		5,229		35,802		51,874		87,676
Impaired loans		1		—		188,899		20,096		25,881		234,876		16,404		251,281

Gross loans		928,919		226,115		12,147,304		2,491,453		1,023,308		15,662,065		6,841,370		23,658,469

Provision for credit losses		185		673		147,012		13,931		43,130		204,073		11,808		216,739

Total, net	￦	928,734	￦	225,442	￦	12,000,292	￦	2,477,522	￦	980,178	￦	15,457,992	￦	6,829,562	￦	23,441,730

	December 31, 2011
					Corporates
	Korean treasury and government agencies		Banks		General business		Small and medium-sized enterprise		Project financing		Subtotal		Consumers		Total
Loans neither overdue nor impaired	￦	791,658	￦	450,817	￦	10,214,563	￦	2,309,053	￦	1,007,387	￦	13,531,003	￦	5,596,129	￦	20,369,607
Loans overdue but not impaired		—		—		9,849		8,689		—		18,538		32,821		51,359
Impaired loans		1		—		179,384		21,056		118,833		319,273		16,659		335,933

Gross loans		791,659		450,817		10,403,796		2,338,798		1,126,220		13,868,814		5,645,609		20,756,899

Provision for credit losses		142		1,493		99,976		16,072		37,964		154,012		11,268		166,915

Total, net	￦	791,517	￦	449,324	￦	10,303,820	￦	2,322,726	￦	1,088,256	￦	13,714,802	￦	5,634,341	￦	20,589,984

a) Credit quality of loans and receivables

The Group manages its loans and receivables, net of allowance that are neither overdue nor impaired through an internal rating system. Segregation of credit quality is as follows (Unit: Korean won in millions):

	December 31, 2012
	Korean treasury and government agencies		Banks		Corporates								Consumers		Total
					General business		Small and medium-sized enterprise		Project financing		Subtotal
Upper grade (*1)	￦	928,734	￦	205,420	￦	5,566,190	￦	777,546	￦	687,610	￦	7,031,346	￦	6,729,062	￦	14,894,562
Lower grade (*2)		—		20,022		6,271,795		1,677,007		275,960		8,224,762		39,417		8,284,201

Total	￦	928,734	￦	225,442	￦	11,837,985	￦	2,454,553	￦	963,570	￦	15,256,108	￦	6,768,479	￦	23,178,763

Value of collateral	￦	—	￦	13,037	￦	7,657,640	￦	2,064,599	￦	289,895	￦	10,012,134	￦	5,205,621	￦	15,230,792

	December 31, 2011
	Korean treasury and government agencies		Banks		Corporates								Consumers		Total
					General business		Small and medium-sized enterprise		Project financing		Subtotal
Upper grade (*1)	￦	791,517	￦	449,324	￦	4,568,190	￦	678,553	￦	649,933	￦	5,896,676	￦	4,594,544	￦	11,732,061
Lower grade (*2)		—		—		5,597,584		1,625,650		342,988		7,566,222		997,515		8,563,737

Total	￦	791,517	￦	449,324	￦	10,165,774	￦	2,304,203	￦	992,921	￦	13,462,898	￦	5,592,059	￦	20,295,798

Value of collateral	￦	—	￦	—	￦	8,239,272	￦	2,099,503	￦	758,289	￦	11,097,064	￦	4,580,924	￦	15,677,988

(*1)	AAA–BBB for corporates, and 1–6 level for consumers
(*2)	BBB- –C for corporates, and 7–10 level for consumers

The Group recognized provisions for credit losses, for loans and receivables neither overdue nor impaired, in the amount of ￦140,749 million and ￦73,809 million as of December 31, 2012 and 2011, respectively, which is deducted from the loans and receivables.

b) Aging analysis of loans and receivables

Aging analysis of loans and receivables, net of provision overdue but not impaired is as follows (Unit: Korean won in millions):

	December 31, 2012
	Korean treasury and government agencies		Banks		Corporates								Consumers		Total
Past due					General business		Small and medium-sized enterprise		Project financing		Subtotal
Less than 30 days	￦	—	￦	—	￦	18,628	￦	6,162	￦	5,227	￦	30,017	￦	43,405	￦	73,422
30 to 60 days		—		—		1,166		1,115		—		2,281		4,182		6,463
60 to 90 days		—		—		2,618		534		—		3,152		2,180		5,332

Total	￦	—	￦	—	￦	22,412	￦	7,811	￦	5,227	￦	35,450	￦	49,767	￦	85,217

Value of collateral	￦	—	￦	—	￦	11,506	￦	4,307	￦	3,346	￦	19,159	￦	41,957	￦	61,116

	December 31, 2011
	Korean treasury and government agencies		Banks		Corporates								Consumers		Total
Past due					General business		Small and medium-sized enterprise		Project financing		Subtotal
Less than 30 days	￦	—	￦	—	￦	8,710	￦	6,312	￦	—	￦	15,022	￦	26,531	￦	41,553
30 to 60 days		—		—		970		997		—		1,967		2,857		4,824
60 to 90 days		—		—		55		1,091		—		1,146		1,492		2,638

Total	￦	—	￦	—	￦	9,735	￦	8,400	￦	—	￦	18,135	￦	30,880	￦	49,015

Value of collateral	￦	—	￦	—	￦	5,412	￦	7,926	￦	—	￦	13,338	￦	25,513	￦	38,851

The Group recognized provisions for credit losses, for loans and receivables that are overdue but not impaired, in the amount of ￦2,459 million and ￦2,344 million as of December 31, 2012 and 2011, respectively, which is deducted from the loans and receivables.

c) Impaired loans and receivables

Impaired loans and receivables, net of provision is as follows (Unit: Korean won in millions):

	December 31, 2012
	Korean treasury and government agencies		Banks		Corporates								Consumers		Total
					General business		Small and medium-sized enterprise		Project financing		Subtotal
Impaired loans	￦	—	￦	—	￦	139,895	￦	15,158	￦	11,381	￦	166,434	￦	11,316	￦	177,750
Value of collateral	￦	—	￦	—	￦	154,236	￦	17,057	￦	—	￦	171,293	￦	10,895	￦	182,188

	December 31, 2011
	Korean treasury and government agencies		Banks		Corporates								Consumers		Total
					General business		Small and medium-sized enterprise		Project financing		Subtotal
Impaired loans	￦	—	￦	—	￦	128,311	￦	10,123	￦	95,335	￦	233,769	￦	11,402	￦	245,171
Value of collateral	￦	—	￦	—	￦	161,914	￦	14,692	￦	89,450	￦	266,056	￦	11,609	￦	277,665

The Group recognized provisions for credit losses, for impaired loans and receivables, in the amount of ￦73,531 million and ￦90,762 million as of December 31, 2012 and 2011, respectively, which is deducted from the impaired loans and receivables.

The collateral values are evaluated based on the appraisal value of external valuation experts, as adjusted for significant inputs related to the foreclosure proceeding for such collateral. Such adjustments mainly take into account (i) a collateral recognition factor, which reflects the average historical auction clearance rate for such type of collateral in the same region in Korea for the past year and adjustments based on changes that the Company anticipates to the value of the collateral as well as the anticipated costs with regard to foreclosure proceedings, (ii) a present value discount factor, to account for the time required to complete the foreclosure proceedings and (iii) the value of any liens and other security interests which are senior to those of the Company. The above-described adjustments to the appraisal value of collateral as determined by external valuation experts are made on a quarterly basis.

In addition, to validate the appropriateness of the appraisal values provided by external valuation experts, the Company reviews the qualification of the external valuation experts (including a review of whether such experts are legitimately registered with the Korea Association of Property Appraisers) and evaluates the assumptions and valuation model used by such experts as well as the appropriateness of variables by reference to market data and comparisons to actual transaction prices in similar regions.

8)	Credit risk of debt securities

The Group manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution’s rating is as follows (Unit: Korean won in millions):

	December 31, 2012
	Held for trading		AFS debt securities		HTM securities		Total
AAA	￦	409,166	￦	1,111,358	￦	1,873,779	￦	3,394,305
AA- – AA+		16,533		483,426		195,059		695,018
BBB- – A+		17,485		70,864		—		88,349
Below BBB-		—		—		—		—
Default grade		—		1,714		—		1,714

Total	￦	443,184	￦	1,667,362	￦	2,068,838	￦	4,179,386

	December 31, 2011
	Held for trading		AFS debt securities		HTM securities		Total
AAA	￦	86,572	￦	1,270,132	￦	1,935,047	￦	3,291,751
AA- – AA+		—		225,926		215,020		440,946
BBB- – A+		—		80,743		—		80,743
Below BBB-		—		—		—		—
Default grade		—		1,845		—		1,845

Total	￦	86,572	￦	1,578,646	￦	2,150,067	￦	3,815,285

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities and non-trading activities in the volatility of market factors, such as interest rates, stock prices, and foreign exchange rates. Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1)	Market risk management

For trading activities, the Group avoids, bears or mitigates risks by identifying the underlying source of risks, measuring parameters and evaluating their appropriateness.

2)	Market risk measurement

The Group uses both standard-based and internal model-based approach to measure market risk. A standard-based risk measurement model is used to calculate individual market risk of owned capital while internal-based risk measurement model is used to calculate general capital market risk and measure internal risk management. The Risk Management Committee allocates owned capital to market risk. The Risk Management department measures the Value at Risk (“VaR”, maximum losses) limit by department and risk factor and loss limit on a daily basis and reports regularly to the Risk Management committee.

3)	Risk Control

At the beginning of each year, the Risk Management Committee establishes the VaR limit, loss limit and risk capital limit for its management purposes. Limit by investment desk/dealer is independently managed to the extent of the limit given to each department of the Group and the limit by investment and loss cut is managed by risk management personnel with the department.

4)	Sensitivity analysis of market risk

The Group performs sensitivity analysis for both trading and non-trading activities. For trading activities, the Group uses a VaR model, which uses certain assumptions of possible fluctuations in market condition and, by conducting simulations of gains and losses, under which the model estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% credibility. In short, there exists a one percent possibility that the actual loss might exceed the predicted loss generated from the VaR’s calculation. The actual results are periodically monitored to examine the validity of the assumptions and variables and factors that are used in VaR’s calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For non-trading activities, the Group uses Net Interest Income (“NII”) and Net Present Value (“NPV”) calculated using the simulation method. NII is a profit based indicator for displaying the profit changes in short term due to the short term interest change. It will be estimated as subtracting the interest expenses of liabilities from the interest income of the assets. NPV is an indicator for displaying the risk in economical view according to the unfavorable changes related to the interest rate. It will be estimated as subtracting the present value of liabilities from the present value of the asset.

a) Trading activities

The minimum, maximum and average VaR for the years ended December 31, 2012 and 2011, and the VaR as of December 31, 2012 and 2011, are as follows (Unit: Korean won in millions):

	As of December 31, 2012		For the year ended December 31, 2012						As of December 31, 2011		For the year ended December 31, 2011
			Average		Maximum		Minimum				Average		Maximum		Minimum
Interest rate	￦	348	￦	273	￦	685	￦	20	￦	78	￦	90	￦	244	￦	15
Stock price		—		122		518		—		160		577		934		160
Foreign currencies		9		15		83		4		32		25		70		6
Commodity price		—		—		—		—		—		—		—		—

Total	￦	345	￦	308	￦	641	￦	89	￦	177	￦	580	￦	942	￦	177

b) Non-trading activities

The NII and NPV calculated by using the simulation method are as follows (Unit: Korean won in millions):

	December 31, 2012				December 31, 2011
	NII		NPV		NII		NPV
Base case	￦	636,732	￦	2,042,512	￦	649,264	￦	1,927,335
Base case (Prepay)		634,054		1,919,963		646,254		1,888,370
IR 100bp up		674,887		2,048,295		697,982		1,965,723
IR 100bp down		599,090		2,038,144		600,975		1,887,591
IR 200bp up		713,042		2,055,173		746,466		2,002,924
IR 200bp down		557,556		2,035,540		550,541		1,846,274
IR 300bp up		751,197		2,062,892		794,950		2,039,070
IR 300bp down		502,170		2,035,261		492,883		1,803,103

5)	Other market risk

a) Interest rate risk

The Group estimates and manages risks related to changes in interest rate due to the difference in the sensitivity of interest-yielding assets and the sensitivity of liabilities. Cash flows of principal amounts and interests from interest-bearing assets and liabilities by maturity date are as follows (Unit: Korean won in millions):

	December 31, 2012
	Within three months		Three to six months		Six to nine months		Nine to Twelve months		One to five years		Five years –		Total
Asset:
Loans and receivables	￦	13,727,330	￦	3,747,763	￦	1,089,578	￦	1,512,594	￦	1,698,701	￦	736,632	￦	22,512,598
AFS financial assets		75,742		207,454		134,206		75,114		1,309,034		—		1,801,550
HTM financial assets		182,829		100,666		177,559		112,102		1,752,221		20,811		2,346,188

Total	￦	13,985,901	￦	4,055,883	￦	1,401,343	￦	1,699,810	￦	4,759,956	￦	757,443	￦	26,660,336

Liability:
Deposits due to customers	￦	8,590,509	￦	4,514,282	￦	2,373,429	￦	2,925,149	￦	2,589,418	￦	85,097	￦	21,077,884
Borrowings		1,885,026		245,469		77,911		74,068		906,045		287,179		3,475,698
Debentures		144,881		13,544		13,588		13,483		1,130,100		353,924		1,669,520

Total	￦	10,620,416	￦	4,773,295	￦	2,464,928	￦	3,012,700	￦	4,625,563	￦	726,200	￦	26,223,102

	December 31, 2011
	Within three months		Three to six months		Six to nine months		Nine to Twelve months		One to five years		Five years –		Total
Asset:
Loans and receivables	￦	14,324,454	￦	2,597,247	￦	608,674	￦	471,766	￦	1,204,709	￦	429,741	￦	19,636,591
AFS financial assets		85,233		178,070		94,888		144,534		1,211,226		—		1,713,951
HTM financial assets		168,416		272,344		121,284		274,060		1,582,437		10,746		2,429,287

Total	￦	14,578,103	￦	3,047,661	￦	824,846	￦	890,360	￦	3,998,372	￦	440,487	￦	23,779,829

Liability:
Deposits due to customers	￦	7,692,257	￦	3,357,465	￦	2,400,493	￦	2,337,685	￦	2,637,579	￦	84,551	￦	18,510,030
Borrowings		1,359,672		225,276		80,073		149,965		893,447		265,273		2,973,706
Debentures		14,115		253,248		12,081		111,546		936,008		320,205		1,647,203

Total	￦	9,066,044	￦	3,835,989	￦	2,492,647	￦	2,599,196	￦	4,467,034	￦	670,029	￦	23,130,939

Repricing date is defined as the date on which interest rates of operational funds and procuring funds can be readjusted before the expiration date. Analysis based on interest expirations is used to analyze assets and liabilities that cause interest margins and interest costs. However, loans and receivable account that are not expected to have interest cash flow due to impairment and other circumstances are excluded from the analysis.

b) Currency risk

Currency risk arises from monetary financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean won in millions):

	December 31, 2012
	USD			JPY			CNY			EUR			Others		Total
	Foreign currency	Won equivalent		Foreign currency	Won equivalent		Foreign currency	Won equivalent		Foreign currency	Won equivalent		Won equivalent		Won equivalent
Asset:
Loans and receivables	756	￦	809,386	38,646	￦	482,104	8	￦	1,432	65	￦	91,584	￦	4,385	￦	1,388,891
AFS financial assets	2		1,714	—		—	—		—	—		—		—		1,714

Total	758	￦	811,100	38,646	￦	482,104	8	￦	1,432	65	￦	91,584	￦	4,385	￦	1,390,605

Liability:
Deposits due to customer	139	￦	148,788	952	￦	11,873	1	￦	151	10	￦	13,808	￦	343	￦	174,963
Borrowings	438		469,099	36,126		450,669	—		—	52		72,942		553		993,263
Other financial liabilities	201		215,551	279		3,483	—		—	4		4,973		—		224,007

Total	778	￦	833,438	37,357	￦	466,025	1	￦	151	66	￦	91,723	￦	896	￦	1,392,233

Off-balance-sheet items	315	￦	336,886	2,722	￦	33,952	—	￦	—	48	￦	68,193	￦	4,811	￦	443,842

	December 31, 2011
	USD			JPY			CNY			EUR			Others		Total
	Foreign currency	Won equivalent		Foreign currency	Won equivalent		Foreign currency	Won equivalent		Foreign currency	Won equivalent		Won equivalent		Won equivalent
Asset:
Loans and receivables	565	￦	651,611	41,913	￦	622,475	8	￦	1,550	25	￦	36,777	￦	2,497	￦	1,314,910
AFS financial assets	2		1,845	—		—	—		—	—		—		—		1,845

Total	567	￦	653,456	41,913	￦	622,475	8	￦	1,550	25	￦	36,777	￦	2,497	￦	1,316,755

Liability:
Deposits due to customer	92	￦	105,879	713	￦	10,594	—	￦	41	6	￦	8,283	￦	190	￦	124,987
Borrowings	473		545,558	37,804		561,447	—		—	7		10,651		27		1,117,683
Other financial liabilities	54		62,215	605		8,991	—		—	2		2,839		—		74,045

Total	619	￦	713,652	39,122	￦	581,032	—	￦	41	15	￦	21,773	￦	217	￦	1,316,715

Off-balance-sheet items	217	￦	250,241	2,622	￦	38,939	—	￦	—	49	￦	72,650	￦	3,855	￦	365,685

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortage as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. Of the financial liabilities on the consolidated statements of financial position, financial liabilities in relation to liquidity risk become the objects of liquidity risk management. Derivatives are excluded from those financial liabilities as they reflect expected cash flows for a predetermined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e., based on remaining maturity and contract period); while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a)	The Group’s maturity analysis of non-derivative financial liabilities, cash flows of principals and interests, by remaining contractual maturities are as follows (Unit: Korean won in millions):

	December 31, 2012
	Within three months		Three to six months		Six to nine months		Nine to Twelve months		One to five years		Five years –		Total
Financial liabilities at FVTPL	￦	1,049	￦	—	￦	—	￦	—	￦	—	￦	—	￦	1,049
Deposits due to customers		11,679,006		4,004,513		1,912,170		2,929,601		527,888		72,689		21,125,867
Borrowings		1,401,852		310,479		149,337		130,003		1,207,934		287,584		3,487,189
Debentures		117,332		16,348		16,391		16,256		1,085,081		353,924		1,605,332
Other financial liabilities		671,694		—		—		—		—		437,226		1,108,920

Total	￦	13,870,933	￦	4,331,340	￦	2,077,898	￦	3,075,860	￦	2,820,903	￦	1,151,423	￦	27,328,357

	December 31, 2011
	Within three months		Three to six months		Six to nine months		Nine to Twelve months		One to five years		Five years –		Total
Deposits due to customers	￦	10,483,406	￦	2,938,078	￦	1,967,349	￦	2,317,671	￦	757,306	￦	74,495	￦	18,538,305
Borrowings		958,335		214,239		260,417		273,908		1,059,484		265,417		3,031,800
Debentures		18,199		257,349		16,210		115,513		883,394		308,630		1,599,295
Other financial liabilities		344,093		—		—		—		—		389,343		733,436

Total	￦	11,804,033	￦	3,409,666	￦	2,243,976	￦	2,707,092	￦	2,700,184	￦	1,037,885	￦	23,902,836

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean won in millions):

	December 31, 2012
	Within three months		Three to six months		Six to nine months		Nine to Twelve months		One to five years		Five years –		Total
Financial liabilities at FVTPL	￦	1,049	￦	—	￦	—	￦	—	￦	—	￦	—	￦	1,049
Deposits due to customers		11,846,422		4,024,778		1,894,863		2,821,507		477,041		31,461		21,096,072
Borrowings		1,401,852		310,479		149,337		130,003		1,207,934		287,584		3,487,189
Debentures		117,332		16,348		16,391		16,256		1,085,081		353,924		1,605,332
Other financial liabilities		671,694		—		—		—		—		437,226		1,108,920

Total	￦	14,038,349	￦	4,351,605	￦	2,060,591	￦	2,967,766	￦	2,770,056	￦	1,110,195	￦	27,298,562

	December 31, 2011
	Within three months		Three to six months		Six to nine months		Nine to Twelve months		One to five years		Five years –		Total
Deposits due to customers	￦	10,643,501	￦	2,976,044	￦	1,949,475	￦	2,217,179	￦	690,272	￦	26,961	￦	18,503,432
Borrowings		958,335		214,239		260,417		273,908		1,059,484		265,417		3,031,800
Debentures		18,199		257,349		16,210		115,513		883,394		308,630		1,599,295
Other financial liabilities		344,093		—		—		—		—		389,343		733,436

Total	￦	11,964,128	￦	3,447,632	￦	2,226,102	￦	2,606,600	￦	2,633,150	￦	990,351	￦	23,867,963

3)	Maturity analysis of derivative financial liabilities is as follows (Unit: Korean won in millions):

	Within three months		Three to six months		Six to nine months		Nine to Twelve months		One to five years		Five years –		Total
December 31, 2012	￦	100,421	￦	—	￦	—	￦	—	￦	—	￦	—	￦	100,421
December 31, 2011		129,291		(14)		153		199		—		—		129,629

Derivatives held for trading are not managed by contractual maturity as they are held for trading or redemption before maturity. Therefore, they are included in the ‘within three months’. Cash flows of derivatives instrument held for fair value hedging or cash flow hedging are estimated by cash inflows and outflows.

4)	Maturity analysis of off-balance accounts are as follows (Unit: Korean won in millions):

Guarantees and loan commitments like guarantees for debenture issuance and guarantees for loans which are financial guarantee provided by the Group have expiration dates. However, in case of request of transaction counterparty, the Group will carry out a payment immediately. Details of off-balance accounts are as follows (Unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Guarantees	￦	720,705	￦	676,206
Loan commitments		5,115,691		4,557,022

Total	￦	5,836,396	￦	5,233,228

The above amounts are stated at gross of related provisions

(4)	Capital management

The Group follows the capital adequacy standard suggested by the Financial Supervisory. This standard is based on Basel II from 2004, which has been adopted in Korea since 2008. In accordance with banking regulations, the Group is required to maintain a minimum 8% of capital adequacy ratio for assets with high capital risk over 8%.

According to the Banking Supervision by Laws Enforcement, the entity’s capital can be clarified into two kinds.

•	Tier-1 capital (Basic capital): Basic capital consists of the capital, capital surplus, retained earnings, the Group’s non-controlling interest (hybrid capital security included), exchange differences in other accumulated comprehensive incomes.

•	Tier-2 capital (Supplement capital): Supplement capital includes revaluation reserves, gains on change in valuation of AFS securities, 45% of share of other comprehensive income on investment in associates, 70% of the existing revaluation gain of fixed assets of the retained earnings, subordinated term debt more than five years, the provision for credit losses under banking supervision regulations.

Risk-Weighted Assets is the Group’s assets weighted according to credit risk; errors caused by internal process problems, external occasions and danger of the change in market. The Group calculates risk-weighted assets to obey the banking supervisory’s detailed enforcement and BIS(Bank for International Settlements) percentage to predict the equity capital by adding the basic and complementary capital total.

The Group makes measures to cope with certain level of loss caused by accumulating the equity capital that is exposed to the risk. The Group is testing and using not only the BIS percentage, which is the minimum regulation standard, but also it is using internal standards. An evaluation on capital adequacy is performed to calculate the gap between available capital and economic capital. In addition, analysis on emergent incidents and additional capital requirements are added and applied. The capital adequacy is evaluated for both supervisory and internal management purpose in accordance with the comparison of unexpected loss and the available capital. If the test result from internal capital adequacy shows lack of available capital, the Group is committed to expanding the equity capital and reinforcement of the risk management.

The capital adequacy with figures as of December 31, 2012, based on K-IFRS is as follows (Unit: Korean won in millions):

		2012		2011
Equity capital	Tier-1 (Basic capital)	￦	1,677,031	￦	1,565,616
	Tier-2 (Supplement capital)		893,473		702,729

	Total	￦	2,570,504	￦	2,268,345

Risk-weighted assets		￦	19,275,625	￦	17,074,641
Capital adequacy ratio	Tier-1 ratio		8.70%		9.17%
	Tier-2 ratio		4.64%		4.11%

	Total		13.34%		13.28%

5.	OPERATING SEGMENTS:

(1)	Segment by type of customers

The Group’s reporting segments comprise the following customers: consumer banking, corporate banking, capital market, and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided.

•	Consumer banking: Consumer banking divisions of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities;

•	Corporate banking: Corporate banking divisions of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities;

•	Capital market: Capital market (representing securities trading and asset and liability management) divisions of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities; and

•	Headquarter and Others: The Company and administration centers of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities and other consolidated subsidiaries.

(2)	Measurement of segment information

Disclosure information about operating segments is included in performance information for each segment and adjustment for differences in performance of segments.

Disclosure information is based on the report that is evaluated for income, assets, and other regularly by management.

In the case of internal income (expense) caused by internal transactions between reportable segments, it is determined as an internal policy that is determined by internal funds transfer price (FTP).

Non-interest income (expense) like agency business fee is determined as mutual agreed distribution ratios or customary distribution ratios by each segment.

(3)	The details of assets and liabilities by operating segments are as follows (Unit: Korean won in millions):

	December 31, 2012
	Consumer banking		Corporate banking		Capital market		Others		Subtotal		Intersegment transaction		Total
Assets	￦	9,759,222	￦	13,101,972	￦	5,318,669	￦	908,574	￦	29,088,437	￦	(186,933)	￦	28,901,504
Liabilities		8,113,176		13,353,495		3,107,547		2,361,480		26,935,698		(2,026)		26,933,672

	December 31, 2011
	Consumer banking		Corporate banking		Capital market		Others		Subtotal		Intersegment transaction		Total
Assets	￦	7,722,463	￦	11,953,690	￦	4,915,106	￦	762,168	￦	25,353,427	￦	—	￦	25,353,427
Liabilities		7,752,608		11,045,067		2,650,446		2,107,545		23,555,666		—		23,555,666

(4)	The details of operating income by operating segments are as follows (Unit: Korean won in millions):

	For the year ended December 31, 2012
	Consumer banking		Corporate banking		Capital market		Others		Subtotal		Intersegment transaction		Total
Interest income, net	￦	309,482	￦	400,309	￦	(39,045)	￦	16,964	￦	687,710	￦	(33)	￦	687,677
Interest income		473,846		710,061		175,834		30,848		1,390,589		(65)		1,390,524
Interest expense		189,309		375,002		94,608		43,960		702,879		(32)		702,847
Intersegment		24,945		65,250		(120,271)		30,076		—		—		—
Non-interest income, net		834		1,069		(168)		(3,430)		(1,695)		(12,367)		(14,062)
Non-interest income		49,541		36,110		157,218		11,158		254,027		120,765		374,792
Non-interest expense		50,757		37,850		157,386		9,729		255,722		133,132		388,854
Intersegment		2,050		2,809		—		(4,859)		—		—		—
Other expense		226,933		215,194		22,293		(5,362)		459,058		(21,222)		437,836
Administrative expense		191,569		104,392		6,147		8,667		310,775		(14,693)		296,082
Impairment loss on credit losses		35,364		110,802		16,146		(14,029)		148,283		(6,529)		141,754
Operating income		83,383		186,184		(61,506)		18,896		226,957		8,822		235,779

	For the year ended December 31, 2011
	Consumer banking		Corporate banking		Capital market		Others		Subtotal		Intersegment transaction		Total
Interest income, net	￦	318,021	￦	390,999	￦	(38,549)	￦	12,420	￦	682,891	￦	(41)	￦	682,850
Interest income		432,649		665,593		174,772		21,966		1,294,980		(61)		1,294,919
Interest expense		170,036		299,639		101,699		40,715		612,089		(20)		612,069
Intersegment		55,408		25,045		(111,622)		31,169		—		—		—
Non-interest income, net		8,302		680		11,207		(7,539)		12,650		(5,484)		7,166
Non-interest income		50,958		30,650		201,575		11,003		294,186		122,408		416,594
Non-interest expense		44,583		32,311		190,368		14,274		281,536		127,892		409,428
Intersegment		1,927		2,341		—		(4,268)		—		—		—
Other expense		213,300		200,029		44,715		7,260		465,304		(38,525)		426,779
Administrative expense		181,722		92,119		4,342		6,899		285,082		(11,384)		273,698
Impairment loss on credit losses		31,578		107,910		40,373		361		180,222		(27,141)		153,081
Operating income		113,023		191,650		(72,057)		(2,379)		230,237		33,000		263,237

(5)	Information on financial products and services

The Group’s instrument may classified as interest instrument, non-interest instrument and other instrument, but these classifications were considered and recognized when defining disclosure account, hence profit from external customers by each instruments are not posted.

6.	CASH AND CASH EQUIVALENTS:

(1)	Details of cash and cash equivalents are as follows (Unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Cash and checks	￦	338,441	￦	246,239
Foreign currencies		25,682		28,368
Demand deposits		98,272		15,141

Total	￦	462,395	￦	289,748

(2)	Material transactions not involving cash inflows and outflows are as follows (Unit: Korean won in millions):

	For the year ended December 31
	2012		2011
Changes in other comprehensive income of AFS securities	￦	7,278	￦	4,723
Changes in other comprehensive income of cash flow hedge		191		227

7.	FINANCIAL ASSETS AT FVTPL:

Financial assets held for trading are as follows (Unit: Korean won in millions)

	December 31, 2012		December 31, 2011
Financial assets held for trading
Securities:
Korean treasury and government agencies	￦	101,848	￦	—
Financial institutions		323,851		74,162
Corporates		17,485		—
Equity securities		—		4,718
Others		—		12,410

Subtotal		443,184		91,290

Derivatives instruments assets:
Interest rate derivatives		15,051		28,009
Currency derivatives		94,255		128,043
Equity derivatives		487		1,227

Subtotal		109,793		157,279

Total	￦	552,977	￦	248,569

8.	AFS FINANCIAL ASSETS:

AFS financial assets are as follows (Unit: Korean won in millions):

	December 31, 2012
	Amortized cost (or cost)		Gross unrealized gain		Gross unrealized loss		Fair value
AFS financial assets in local currency:
Debt securities:
Korean treasury and government agencies	￦	174,644	￦	3,007	￦	(34)	￦	177,617
Financial institutions		300,323		2,144		—		302,467
Corporates		1,171,640		14,635		(711)		1,185,564

Subtotal		1,646,607		19,786		(745)		1,665,648

Equity securities:
Listed stock		2,478		1		(5)		2,474
Unlisted stock		95,756		45,302		(1,015)		140,043
Investment in capital		29,820		1,274		(255)		30,839

Subtotal		128,054		46,577		(1,275)		173,356

Beneficiary certificates		191,400		38		(3,852)		187,586

Subtotal		1,966,061		66,401		(5,872)		2,026,590

AFS financial assets in foreign currency:
Debt securities		1,517		197		—		1,714

Subtotal		1,517		197		—		1,714

Total	￦	1,967,578	￦	66,598	￦	(5,872)	￦	2,028,304

	December 31, 2011
	Amortized cost (or cost)		Gross unrealized gain		Gross unrealized loss		Fair value
AFS financial assets in local currency:
Debt securities:
Korean treasury and government agencies	￦	195,464	￦	2,659	￦	(144)	￦	197,979
Financial institutions		539,967		1,180		(33)		541,114
Corporates		822,176		5,629		(114)		827,691

Subtotal		1,557,607		9,468		(291)		1,566,784

Equity securities:
Listed stock		4,115		688		(22)		4,781
Unlisted stock		109,784		38,812		(305)		148,291
Investment in capital		42,030		1,742		(166)		43,606

Subtotal		155,929		41,242		(493)		196,678

Beneficiary certificates		72,075		970		—		73,045

Subtotal		1,785,611		51,680		(784)		1,836,507

AFS financial assets in foreign currency:
Debt securities		1,648		197		—		1,845

Subtotal		1,648		197		—		1,845

Securities loaned		9,986		31		—		10,017

Total	￦	1,797,245	￦	51,908	￦	(784)	￦	1,848,369

9.	HTM FINANCIAL ASSETS:

HTM financial assets are as follows (Unit: Korean won in millions):

	December 31, 2012
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
In local currency
Korean treasury and government agencies	￦	679,766	￦	21,683	￦	(177)	￦	701,272
Financial institutions		250,199		3,501		(11)		253,689
Corporates		1,127,885		20,692		(131)		1,148,446

Subtotal		2,057,850		45,876		(319)		2,103,407

Securities loaned		10,988		24		—		11,012

Total	￦	2,068,838	￦	45,900	￦	(319)	￦	2,114,419

	December 31, 2011
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
In local currency
Korean treasury and government agencies	￦	617,287	￦	16,039	￦	—	￦	633,326
Financial institutions		467,319		1,870		(104)		469,085
Corporates		1,054,584		10,239		(44)		1,064,779

Subtotal		2,139,190		28,148		(148)		2,167,190

Securities loaned		10,877		177		—		11,054

Total	￦	2,150,067	￦	28,325	￦	(148)	￦	2,178,244

10.	LOANS AND RECEIVABLES:

(1)	Loans and receivables are as follows (Unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Due from banks	￦	865,806	￦	1,020,347
Provision for credit losses		(166)		(964)

Subtotal		865,640		1,019,383

Loans		21,867,028		19,021,715
Provision for credit losses		(210,571)		(159,575)

Subtotal		21,656,457		18,862,140

Other receivables		925,635		714,835
Provision for credit losses		(6,002)		(6,376)

Subtotal		919,633		708,459

Total	￦	23,441,730	￦	20,589,982

(2)	Due from banks are as follows (Unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Due from banks in local currency
Due from the Bank of Korea	￦	842,578	￦	735,520
Due from depository banks		—		258,350
Due from non-depository		7,357		1,484
Due from the Korea Exchange		22		—
Others		251		8,198
Provision for credit losses		(164)		(898)

Subtotal		850,044		1,002,654

Due from banks in foreign currencies
Due from banks on demand		15,598		16,795
Provision for credit losses		(2)		(66)

Subtotal		15,596		16,729

Total	￦	865,640	￦	1,019,383

(3)	Details of restricted due from banks are as follows (Unit: Korean won in millions):

Financial institution	December 31, 2012		Reason of restriction	December 31, 2011		Reason of restriction
Due from banks in local currency:
The Bank of Korea	￦	842,578	BOK Act, article 56	￦	735,520	BOK Act, article 56
Korea Exchange		251	Joint compensation fund for loss incurred and others		251	Joint compensation fund for loss incurred and others
Others		—	Borrowings collateral and others		156,285	Borrowings collateral and others

Subtotal		842,829			892,056

Due from banks in foreign currencies:
The Bank of Korea		15,598	BOK Act, article 56		16,795	BOK Act, article 56

Subtotal		15,598			16,795

Total	￦	858,427		￦	908,851

(4)	Loans are as follows (Unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Loans in local currency	￦	20,003,019	￦	17,319,694
Loans in foreign currencies		458,255		602,011
Domestic banker’s usance letter of credit		245,170		187,069
Credit card accounts		232,868		222,327
Bills bought in foreign currencies		333,053		278,251
Bills bought in local currency		117,176		51,496
Factoring receivables		—		3,478
Advances for customers on guarantees		464		337
Privately placed bonds		364,468		204,314
Call loans		90,028		131,712
Bonds purchased under resale agreements		3,400		7,400
Deferred loan origination fees and costs		19,127		13,626

Gross loans		21,867,028		19,021,715

Provision for credit losses		(210,571)		(159,575)

Total	￦	21,656,457	￦	18,862,140

(5)	Other receivables are as follows (Unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Receivables	￦	359,488	￦	151,164
Accrued income		161,598		154,532
Telex and telephone subscription rights and refundable deposits		127,704		118,501
Other debtors		282,785		296,555
Present value discount of other financial assets		(5,940)		(5,917)
Provision for credit losses		(6,002)		(6,376)

Total	￦	919,633	￦	708,459

(6)	Changes in provision for credit losses on loans and receivables are as follows (Unit: Korean won in millions):

	For the year ended December 31, 2012
	Consumers		Corporates		Credit card		Others		Total
Beginning balance	￦	(3,638)	￦	(149,711)	￦	(6,359)	￦	(7,207)	￦	(166,915)
Bad debt expenses for the period		(2,456)		(102,685)		(4,483)		1,272		(108,352)
Recoveries of written-off loans		(664)		(6,534)		(1,564)		—		(8,762)
Charge-off		1,881		52,315		5,656		—		59,852
Sales of loans and receivables		113		21,158		7		—		21,278
Unwinding effect		725		14,257		—		—		14,982
Others		—		(28,822)		—		—		(28,822)

Ending balance	￦	(4,039)	￦	(200,022)	￦	(6,743)	￦	(5,935)	￦	(216,739)

	For the year ended December 31, 2011
	Consumers		Corporates		Credit card		Others		Total
Beginning balance	￦	(5,032)	￦	(194,019)	￦	(5,934)	￦	(8,623)	￦	(213,608)
Bad debt expenses for the period		(352)		(99,454)		(4,203)		1,416		(102,593)
Recoveries of written-off loans		(703)		(11,085)		(1,484)		—		(13,272)
Charge-off		1,951		105,059		5,261		—		112,271
Sales of loans and receivables		—		499		1		—		500
Unwinding effect		498		14,646		—		—		15,144
Others		—		34,643		—		—		34,643

Ending balance	￦	(3,638)	￦	(149,711)	￦	(6,359)	￦	(7,207)	￦	(166,915)

(7)	Details of changes in deferred loan origination fees and costs are as follows (Unit : Korean won in millions):

December 31, 2012	Beginning balance		Increase		Decrease		Ending balance
Deferred loan origination fees	￦	(6,176)	￦	(7,552)	￦	(6,756)	￦	(6,972)
Deferred loan origination costs		19,801		30,900		24,602		26,099

Total	￦	13,625	￦	23,348	￦	17,846	￦	19,127

December 31, 2011	Beginning balance		Increase		Decrease		Ending balance
Deferred loan origination fees	￦	(6,431)	￦	(8,671)	￦	(8,926)	￦	(6,176)
Deferred loan origination costs		7,132		25,731		13,062		19,801

Total	￦	701	￦	17,060	￦	4,136	￦	13,625

11.	THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES:

The Group classified and discloses fair value of the financial instruments into the following three-level hierarchy:

•	Level 1: Fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: Fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., prices) or indirectly (i.e., derived from prices).

•	Level 3: Fair value measurements are those derived from valuation technique that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(1)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean won in millions):

	December 31, 2012
	Level 1		Level 2		Level 3(*1)		Total
Financial assets:
Financial assets held for trading
Debt securities	￦	101,848	￦	341,336	￦	—	￦	443,184

Korean treasury and government agencies		101,848		—		—		101,848
Financial institutions		—		323,851		—		323,851
Corporates		—		17,485		—		17,485
Beneficiary certificates		—		—		—		—
Derivatives instruments assets:		—		109,725		68		109,793

Interest rate derivatives		—		94,255		—		94,255
Currency derivatives		—		15,051		—		15,051
Equity derivatives		—		419		68		487

Subtotal		101,848		451,061		68		552,977

AFS financial assets
Debt securities		132,242		1,533,406		1,714		1,667,362

Korean treasury and government agencies		132,242		45,375		—		177,617
Financial institutions		—		302,467		—		302,467
Corporates		—		1,185,564		—		1,185,564
Foreign governments						1,714		1,714
Equity securities		—		—		173,356		173,356
Beneficiary certificates		—		106,783		80,803		187,586

Subtotal		132,242		1,640,189		255,873		2,028,304

Total	￦	234,090	￦	2,091,250	￦	255,941	￦	2,581,281

Financial liabilities:
Financial liabilities held for trading	￦	1,050	￦	—	￦	—	￦	1,050
Securities in short position		1,050		—		—		1,050
Derivative liabilities		—		100,421		—		100,421

Currency derivatives		—		84,982		—		84,982
Interest rate derivatives		—		15,021		—		15,021
Stock derivatives		—		418		—		418

Total	￦	1,050	￦	100,421	￦	—	￦	101,471

(*1)	AFS securities which were measured at cost due to the unobservability of actively quoted price were ￦21,601 million as of December 31, 2012.

	December 31, 2011
	Level 1		Level 2		Level 3		Total
Financial assets:
Financial assets held for trading
Debt securities	￦	—	￦	74,162	￦	—	￦	74,162

Financial institutions		—		74,162		—		74,162
Equity securities		4,718		—		—		4,718
Others		—		12,410		—		12,410
Derivatives instruments assets:		—		156,863		416		157,279

Interest rate derivatives		—		128,043		—		128,043
Currency derivatives		—		28,009		—		28,009
Equity derivatives		—		811		416		1,227

Subtotal		4,718		243,435		416		248,569

AFS financial assets
Debt securities		60,545		1,506,239		1,845		1,568,629

Korean treasury and government agencies		60,545		137,434		—		197,979
Financial institutions		—		541,114		—		541,114
Corporates		—		827,691		—		827,691
Foreign governments		—		—		1,845		1,845
Equity securities		—		—		196,678		196,678
Beneficiary certificates		—		73,045		—		73,045
Securities loaned		10,017		—		—		10,017

Subtotal		70,562		1,579,284		198,523		1,848,369

Total	￦	75,280	￦	1,822,719	￦	198,939	￦	2,096,938

Financial liabilities:
Financial liabilities held for trading	￦	—	￦	129,451	￦	—	￦	129,451
Derivative liabilities		—		129,451		—		129,451

Currency derivatives		—		100,714		—		100,714
Interest rate derivatives		—		27,926		—		27,926
Stock derivatives		—		811		—		811
Derivative liabilities (hedging)		—		170		—		170

Total	￦	—	￦	129,621	￦	—	￦	129,621

Financial assets and liabilities at FVTPL, AFS financial assets, held-for-trading financial assets and liabilities and derivative assets and liabilities are recognized at fair value. Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group establishes the fair value using valuation techniques. Fair value measurement methods for each type of financial instruments are as follows:

Fair value measurement technique
Financial assets and liabilities at FVTPL	Financial assets and liabilities at FVTPL are measured at fair value using a price quoted by a third party, such as a pricing service or broker or using valuation techniques.

Derivative assets and liabilities	Derivatives are measured at fair value using a quoted market price in an active market. If a quoted market price is not available, they are measured at fair value using valuation techniques.

Loans and receivables (*1)	Loans and receivables are measured by discounting expected future cash flows at a market interest rate of other loans with similar condition.

HTM financial assets (*1)	HTM financial assets are measured by using a price quoted by a third party, such as a pricing service or broker.

Deposits due to customers and borrowings (*1)

Deposits due to customers and borrowings are measured at fair value using discounting expected future cash flows at the interest rate of bond issued by the Bank. However, if the carrying value is not significantly different from the fair value, it assumes that the carrying value is equal to the fair value.

Debentures (*1)

The fair value of issued bond shall be measured at the present value of cash flows using the swap interest rates. For some financial instruments, the fair value estimated by specialists, the third party, can be used.

(*1)	The fair values of each financial instruments above are described at Note 11 (4).

A.	Changes in financial assets and liabilities classified into Level 3 are as follows (Unit: Korean won in millions):

	For the year ended December 31, 2012
	January 1, 2012		Net income		Other comprehensive income		Purchases/ Issuances		Disposals/ Settlements		Transfer to or from Level 3		December 31, 2012
Financial assets:
Financial assets held for trading
Derivatives instruments assets	￦	416	￦	(387)	￦	—	￦	39	￦	—	￦	—	￦	68

Equity derivatives		416		(387)		—		39		—		—		68

Subtotal		416		(387)		—		39		—		—		68

AFS Financial Assets
Debt securities		1,845		(131)		—		—		—		—		1,714

Foreign currency bonds		1,845		(131)		—		—		—		—		1,714
Equity securities		196,679		(12,967)		4,554		10,095		(25,005)		—		173,356
Beneficiary certificates		—		—		—		—		—		80,803		80,803

Subtotal		198,524		(13,098)		4,554		10,095		(25,005)		80,803		255,873

Total	￦	198,940	￦	(13,485)	￦	4,554	￦	10,134	￦	(25,005)	￦	80,803	￦	255,941

	For the year ended December 31, 2011
	January 1, 2012		Net income		Other comprehensive income (loss)		Purchases/ Issuances		Disposals/ Settlements		Transfer to or from Level 3		December 31, 2012
Financial assets:
Financial assets held for trading
Derivatives instruments assets	￦	—	￦	(223)	￦	—	￦	639	￦	—	￦	—	￦	416

Equity derivatives		—		(223)		—		639		—		—		416

Subtotal		—		(223)		—		639		—		—		416

AFS Financial Assets
Debt securities		1,822		23		—		—		—		—		1,845

Foreign currency bonds		1,822		23		—		—		—		—		1,845
Equity securities		176,483		(11,699)		10,588		33,551		(12,245)		—		196,678

Subtotal		178,305		(11,676)		10,588		33,551		(12,245)		—		198,523

Total	￦	178,305	￦	(11,899)	￦	10,588	￦	34,190	￦	(12,245)	￦	—	￦	198,939

For the years ended December 31, 2012 and 2011, profit or loss associated with Level 3 financial instruments is included in gain (loss) on financial instruments at fair value through profit or loss and gain (loss) on AFS financial assets in the comprehensive income statements.

B.	The following table shows the sensitivity of Level 3 fair values to reasonably possible alternative assumptions.

The sensitivity analysis of the financial instruments has been performed by classifying favorable and unfavorable changes based on how changes in unobservable assumptions have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which result from varying the assumptions individually. There are two types of Level 3 financial instruments which should be done through sensitivity analysis. Some instruments, such as equity derivatives and interest rate derivatives, wherein fair value changes are recognized as current income. Others, such as equity securities, debt securities, and beneficiary certificates where fair value changes are recognized as other comprehensive income.

	Net income (loss)				Other comprehensive income (loss)
	Favorable		Unfavorable		Favorable		Unfavorable
Financial assets:
AFS Financial Assets
Equity securities (*1)	￦	—	￦	(1,004)	￦	27,344	￦	(6,250)

Total	￦	—	￦	(1,004)	￦	27,344	￦	(6,250)

(*1)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0–1%) or liquidation value (-1–1%) and discount rate. The growth rate, discount rate, and liquidation value are major unobservable variables.

(2)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean won in millions):

	December 31, 2012				December 31, 2011
	Fair value		Book value		Fair value		Book value
Financial assets:
HTM financial assets
Korean treasury and government agencies	￦	701,272	￦	679,766	￦	633,326	￦	617,287
Financial institutions		253,689		250,199		469,085		467,319
Corporates		1,148,446		1,127,885		1,064,778		1,054,584
Securities loaned		11,012		10,988		11,055		10,877

Subtotal		2,114,419		2,068,838		2,178,244		2,150,067

Loans and receivables
Deposits		865,640		865,640		1,019,383		1,019,383
Loans		21,703,254		21,656,457		18,901,488		18,862,140
Other loans and receivables		920,681		919,633		709,319		708,459

Subtotal		23,489,575		23,441,730		20,630,190		20,589,982

Total	￦	25,603,994	￦	25,510,568	￦	22,808,434	￦	22,740,049

Financial liabilities:
Deposits due to customers	￦	20,748,128	￦	20,719,536	￦	18,154,003	￦	18,143,528
Borrowings		3,379,068		3,346,349		2,919,330		2,892,118
Debentures		1,391,355		1,345,265		1,418,327		1,385,367
Other financial liabilities		1,104,000		1,103,976		729,892		729,887

Total	￦	26,622,551	￦	26,515,126	￦	23,221,552	￦	23,150,900

12.	INVESTMENT PROPERTIES:

(1)	Investment properties are as follows (Unit: Korean won in millions):

	December 31, 2012
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Book value
Land:	￦	9,824	￦	—	￦	—	￦	9,824
Building		3,066		(298)		—		2,768

Total	￦	12,890	￦	(298)	￦	—	￦	12,592

	December 31, 2011
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Book value
Land:	￦	12,795	￦	—	￦	—	￦	12,795
Building		3,702		(244)		—		3,458

Total	￦	16,497	￦	(244)	￦	—	￦	16,253

(2)	Changes in investment properties are as follows (Unit: Korean won in millions):

	For the year ended December 31, 2012
	Beginning balance		Acquisition		Disposition		Transfer		Depreciation		Impairment loss (reversal)		Ending balance
Land:	￦	12,795	￦	—	￦	—	￦	(2,971)	￦	—	￦	—	￦	9,824
Building		3,458		—		—		(569)		(121)		—		2,768

Total	￦	16,253	￦	—	￦	—	￦	(3,540)	￦	(121)	￦	—	￦	12,592

	For the year ended December 31, 2011
	Beginning balance		Acquisition		Disposition		Transfer		Depreciation		Impairment loss (reversal)		Ending balance
Land:	￦	12,795	￦	—	￦	—	￦	—	￦	—	￦	—	￦	12,795
Building		3,580		—		—		—		(122)		—		3,458

Total	￦	16,375	￦	—	￦	—	￦	—	￦	(122)	￦	—	￦	16,253

(3)	Fair value of investment properties as of December 31, 2012, are as follows (Unit: Korean won in millions):

Classification	The latest revaluation date	Land		Building		Total
Chang-won chang-dong and other	December 31, 2009	￦	9,824	￦	3,066	￦	12,890

The fair value of investment properties is determined by the assessment performed by Je-Il Appraisal Corporate, the independent appraiser who has proper qualification and experience. In addition, the above appraised value includes the amount of portion used for business by the Group.

(4)	Rental fees earned from investment properties are ￦232 million and ￦212 million as of December 31, 2012 and December 31, 2011, respectively. The operating expenses directly related to the investment properties that generate rental fee amount to ￦207 million and ￦201 million, respectively.

13.	PREMISES AND EQUIPMENT:

(1)	Premises and equipment are as follows (Unit: Korean won in millions):

	December 31, 2012
	Land		Building		Properties for business use		Structures in leased office		Total
Acquisition cost	￦	88,236	￦	74,409	￦	61,496	￦	23,162	￦	247,303
Accumulated depreciation		—		(5,381)		(48,977)		(18,495)		(72,853)
Accumulated impairment losses		—		—		—		—		—

Net carrying value	￦	88,236	￦	69,028	￦	12,519	￦	4,667	￦	174,450

	December 31, 2011
	Land		Building		Properties for business use		Structures in leased office		Total
Acquisition cost	￦	85,414	￦	67,514	￦	58,063	￦	23,126	￦	234,117
Accumulated depreciation		—		(3,461)		(45,387)		(16,648)		(65,496)
Accumulated impairment losses		—		—		—		—		—

Net carrying value	￦	85,414	￦	64,053	￦	12,676	￦	6,478	￦	168,621

(2)	Changes in premises and equipment are as follows (Unit: Korean won in millions):

	For the year ended December 31, 2012
	Land		Building		Properties for business use		Structures in leased office		Total
Beginning balance	￦	85,414	￦	64,053	￦	12,676	￦	6,478	￦	168,621
Acquisition		2,116		6,560		4,189		1,783		14,648
Disposition (transfer)		(2,265)		(279)		(39)		(45)		(2,628)
Others		2,971		569		—		(1,287)		2,253
Depreciation		—		(1,875)		(4,307)		(2,262)		(8,444)
Impairment loss		—		—		—		—		—

Ending balance	￦	88,236	￦	69,028	￦	12,519	￦	4,667	￦	174,450

	For the year ended December 31, 2011
	Land		Building		Properties for business use		Structures in leased office		Total
Beginning balance	￦	84,799	￦	61,755	￦	11,752	￦	4,200	￦	162,506
Acquisition		615		4,046		5,806		4,763		15,230
Disposition (transfer)		—		—		(294)		(128)		(422)
Others		—		—		—		—		—
Depreciation		—		(1,748)		(4,588)		(2,357)		(8,693)
Impairment loss		—		—		—		—		—

Ending balance	￦	85,414	￦	64,053	￦	12,676	￦	6,478	￦	168,621

14.	INTANGIBLE ASSETS AND GOODWILL:

(1)	Intangible assets are as follows (Unit: Korean won in millions):

	December 31, 2012
	Development cost		Software		Industrial rights		Others		Membership deposit		Total
Acquisition cost	￦	4,798	￦	4,938	￦	3	￦	7,502	￦	7,626	￦	24,867
Accumulated depreciation		(4,272)		(4,228)		(2)		(4,221)		—		(12,723)
Accumulated impairment losses		—		—		—		—		(438)		(438)

Net carrying value	￦	526	￦	710	￦	1	￦	3,281	￦	7,188	￦	11,706

	December 31, 2011
	Development cost		Software		Industrial rights		Others		Membership deposit		Total
Acquisition cost	￦	4,553	￦	4,545	￦	3	￦	7,502	￦	7,002	￦	23,605
Accumulated depreciation		(4,118)		(4,045)		(2)		(3,445)		—		(11,610)
Accumulated impairment losses		—		—		—		—		(438)		(438)

Net carrying value	￦	435	￦	500	￦	1	￦	4,057	￦	6,564	￦	11,557

(2)	Changes in intangible assets are as follows (Unit: Korean won in millions):

	For the year ended December 31, 2012
	Development cost		Software		Industrial rights		Others		Membership deposit		Total
Beginning balance	￦	435	￦	500	￦	1	￦	4,057	￦	6,564	￦	11,557
Acquisition		245		393		—		—		624		1,262
Amortization		(154)		(183)		—		(776)		—		(1,113)
Impairment loss		—		—		—		—		—		—

Ending balance	￦	526	￦	710	￦	1	￦	3,281	￦	7,188	￦	11,706

	For the year ended December 31, 2011
	Development cost		Software		Industrial rights		Others		Membership deposit		Total
Beginning balance	￦	116	￦	120	￦	2	￦	4,753	￦	5,587	￦	10,578
Acquisition		418		465		—		80		1,415		2,378
Amortization		(99)		(85)		(1)		(776)		—		(961)
Impairment loss		—		—		—		—		(438)		(438)

Ending balance	￦	435	￦	500	￦	1	￦	4,057	￦	6,564	￦	11,557

15.	OTHER ASSETS:

Details of other assets are as follows (Unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Suspense payment	￦	3,812	￦	4,058
Prepaid expenses		11,900		14,125
Others:		109,932		432

Total	￦	125,644	￦	18,615

16.	ASSETS SUBJECTED TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES:

(1)	Assets subjected to lien are as follows (Unit: Korean won in millions):

		December 31, 2012
		Collateral given to	Reason for collateral	Amount
AFS financial assets	Korean treasury and government agencies bonds and others	Sumitomo Bank and others	Foreign borrowings	￦	69,598
		Credit-agricole Bank	Guarantee for the contract of CSA		50,741
		UBS bank and others	Collateral RP		133,039
HTM financial assets	Korean treasury and government agencies bonds and others	Sumitomo Bank and others	Foreign borrowings		291,716
		Korea Securities Depository	Collateral RP		10,000
		Credit-agricole Bank	Guarantee for the contract of CSA		4,001
		Bank of Korea			96,808
		Samsung Forward and others	Deposits for trading of futures		32,960
		Nomura Securities Co., Ltd. and others	Collateral RP		85,558
		Woori Financial and others	Collateral for lease		1,588

			Total	￦	776,009

		December 31, 2011
		Collateral given to	Reason for collateral	Amount
Due from banks		Credit-agricole Bank	Security on borrowings	￦	148,350
AFS financial assets	Korean treasury and government agencies bonds and others	UBS bank	Collateral RP		40,165
		Sumitomo Bank	Foreign borrowings		10,002
HTM financial assets	Korean treasury and government agencies bonds and others	Sumitomo Bank and others	Foreign borrowings		285,240
		Credit-agricole Bank	Guarantee for the contract of CSA		70,293
		Korea Securities Depository	Collateral RP		30,525
		UBS bank and others	Collateral RP		36,130
		Bank of Korea			66,818
		Korea Securities Depository	Others		3,570
		IBK Securities Co., Ltd and others	Deposits for trading of futures		19,000

			Total	￦	710,093

(2)	As of December 31, assets not being held with Lien running.

(3)	Loaned securities are as follows (Unit: Korean won in millions):

		December 31, 2012		December 31, 2011		Loaned to
AFS financial assets	Korean treasury and government agencies bonds	￦	—	￦	10,017	The Korea Securities Finance Corporation
HTM financial assets	Korean corporates bonds		10,988		10,877	The Korea Securities Finance Corporation

	Total	￦	10,988	￦	20,894

17.	FINANCIAL LIABILITY AT FVTPL:

Financial liabilities held for trading are as follows (Unit: Korean won in millions) :

	December 31, 2012		December 31, 2011
Financial liabilities held for trading
Securities in short position	￦	1,050	￦	—

Subtotal		1,050		—

Derivative liabilities:
Interest rate derivatives		15,021		27,926
Currency derivatives		84,982		100,714
Equity derivatives		418		811

Subtotal		100,421		129,451

Total	￦	101,471	￦	129,451

18.	DEPOSITS DUE TO CUSTOMERS:

(1)	Deposits sorted by interest type are as follows (Unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Deposits in local currency:
Interest bearing	￦	1,358,359	￦	1,184,288
Non-interest bearing		404,769		344,922
Time deposits		18,611,311		16,345,317
Mutual installment		14,665		21,071
Money Trust		16		15

Subtotal		20,389,120		17,895,613

Certificate of deposits		157,208		125,752
Deposits in foreign currencies:		174,963		124,988

Interest bearing		168,271		123,130
Non-interest bearing		6,692		1,858
Present value discount		(1,755)		(2,825)

Total	￦	20,719,536	￦	18,143,528

(2)	Deposits by customers are as follows (Unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Individual	￦	6,582,077	￦	6,341,944
Non-profit corporation		1,481,171		1,334,931
Educational organization		167,643		142,990
Government		1,723,992		1,897,763
Government agencies		252,805		206,709
Banks		1,182,428		570,017
Other financial institutions		4,875,040		3,403,981
Foreign corporations		5,073		2,641
Corporation		4,071,282		3,939,762
Others		379,780		305,615
Present value discount		(1,755)		(2,825)

Total	￦	20,719,536	￦	18,143,528

19.	BORROWINGS AND DEBENTURES:

(1)	Borrowings are as follows (Unit: Korean won in millions):

	December 31, 2012
	Lenders	Average annual interest rate (%)	Amount
Borrowings in local currency
Borrowings of the Bank of Korea	The Bank of Korea	1.45	￦	323,764
Borrowings from government funds	Korea Energy Management Corporation	1.49		124,580
Others	Small & medium Business Corporation	3.03		1,380,645

Subtotal				1,828,989

Borrowings in foreign currencies
Borrowings in foreign currencies	Korea Development Bank and others	1.43		823,985
Offshore borrowings in foreign currencies	Korea Development Bank and others	1.16		5,356

Subtotal				829,341

Call money				487,100
Bonds sold under repurchase agreements				171,222
Bills sold		3.41		30,755
Present value discount				(1,058)

Total			￦	3,346,349

	December 31, 2011
	Lenders	Average annual interest rate (%)	Amount
Borrowings in local currency
Borrowings of the Bank of Korea	The Bank of Korea	1.45	￦	301,571
Borrowings from government funds	Korea Energy Management Corporation	1.49		103,400
Others	Small & medium Business Corporation	3.16		1,327,312

Subtotal				1,732,283

Borrowings in foreign currencies
Borrowings in foreign currencies	Korea Development Bank and others	1.81		1,054,168
Offshore borrowings in foreign currencies	Korea Development Bank and others	1		5,766

Subtotal				1,059,934

Call money				5,767
Bonds sold under repurchase agreements				59,281
Bills sold		3.31		35,148
Present value discount				(295)

Total			￦	2,892,118

(2)	Debentures are as follows (Unit: Korean won in millions):

	December 31, 2012			December 31, 2011
	Interest rate (%)	Amount		Interest rate (%)	Amount
Ordinary bonds	4.24 – 4.24	￦	100,000	3.5 – 4.24	￦	340,000
Subordinated bonds	3.51 – 8.72		1,246,000	4.5 – 8.7		1,046,000

Subtotal			1,346,000			1,386,000

Discounts on bond			(735)			(633)

Total		￦	1,345,265		￦	1,385,367

(3)	Borrowings from financial institutions are as follows (Unit: Korean won in millions):

	December 31, 2012
	Banks		Non-banks		Others		Total
Call money	￦	—	￦	450,000	￦	37,100	￦	487,100
Bonds sold under repurchase agreements		—		163,922		—		163,922
Borrowings in local currency		323,764		113,138		—		436,902
Borrowings in foreign currencies		—		825,056		—		825,056

Total	￦	323,764	￦	1,552,116	￦	37,100	￦	1,912,980

	December 31, 2011
	Banks		Non-banks		Others		Total
Call money	￦	—	￦	5,767	￦	—	￦	5,767
Bonds sold under repurchase agreements		—		51,981		—		51,981
Borrowings in local currency		301,571		126,906		—		428,477
Borrowings in foreign currencies		—		1,059,934		—		1,059,934

Total	￦	301,571	￦	1,244,588	￦	—	￦	1,546,159

20.	RETIREMENT BENEFIT OBLIGATION:

(1)	Retirement benefit obligations are as follows (Unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Present value of defined benefit obligation	￦	55,547	￦	41,749
Fair value of plan assets		(47,398)		(35,219)

Liability recognized	￦	8,149	￦	6,530

(2)	Changes in carrying value of retirement benefit obligation are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2012		2011
Beginning balance	￦	41,749	￦	30,280
Service cost		11,118		9,751
Interest cost		1,855		1,583
Actuarial loss		3,038		2,115
Retirement benefit paid		(2,315)		(1,980)
Others		102		—

Ending balance	￦	55,547	￦	41,749

(3)	Changes in plan assets are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2012		2011
Beginning balance	￦	(35,219)	￦	(15,237)
Expected return plan assets		(1,512)		(994)
Actuarial gain		(53)		267
Employer’s contributions		(12,000)		(20,000)
Retirement benefit paid		1,469		745
Others		(83)		—

Ending balance	￦	(47,398)	￦	(35,219)

(4)	Past service cost, interest cost, expected return on plan asset, actuarial loss and loss on curtailment or settlement recognized in the consolidated statements of comprehensive income are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2012		2011
Service cost	￦	11,118	￦	9,751
Interest expense		1,855		1,583
Expected return on plan assets		(1,512)		(994)
Actuarial gain		2,985		2,382

Total	￦	14,446	￦	12,722

Defined Contribution retirement benefits are ￦5 million and ￦9 million for the years ended December 31, 2012 and 2011, respectively.

(5)	Actuarial assumptions used in retirement benefit obligation assessment are as follows:

	December 31, 2012	December 31, 2011
Discount rate(*1)	4.00%	4.64%
Expected rate of return on plan assets	3.50%	3.90%
Future wage growth rate	5.00%	5.67%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute

(*1)	In order to calculate the present value of the defined benefit obligation, the Group has determined its discount rate referenced to market rate of return of high-grade corporate bonds that is consistent with defined benefit obligation’s currency and the expected payment period.

(6)	Details of plan assets are as follows (Unit: Korean won in millions):

	December 31, 2011		December 31, 2010
Time deposits	￦	47,377	￦	35,219
Others		21		—

Total	￦	47,398	￦	35,219

(7)	The realized returns on plan assets for the years ended December 31, 2012 and 2011, are ￦1,565 million and ￦727 million, respectively.

(8)	Details of retirement benefit obligation for recent three years are as follows (Unit: Korean won in millions)

	December 31, 2012		December 31, 2011		December 31, 2010
Retirement benefit obligation recognized	￦	55,547	￦	41,749	￦	30,280
Fair value of plan assets		(47,398)		(35,219)		(15,237)

Total	￦	8,149	￦	6,530	￦	15,043

21.	PROVISION:

(1)	Provisions recognized are as follows (Unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Asset retirement obligation	￦	2,339	￦	3,502
Provision for guarantee (*1)		4,636		9,547
Provision for unused commitments		11,810		11,198
Provision for credit card points		619		615
Other provisions		223,507		173,409

Total	￦	242,911	￦	198,271

(*1)	Provisions for guarantee is includes provisions for financial guarantee of ￦1,302 million and ￦3,020 million as of December 31, 2012 and 2011, respectively.

(2)	Changes in provision are as follows (Unit: Korean won in millions):

	For the year ended December 31, 2012
	Provision for guarantee		Provision for unused commitment		Provision for credit card points		Other provision		Total
Beginning balance	￦	9,547	￦	11,198	￦	615	￦	173,409	￦	194,769
Provisions provided		—		612		4		51,287		51,903
Provisions used		(1,149)		—		—		(1,189)		(2,338)
Reversal of unused amount		(3,762)		—		—		—		(3,762)

Ending balance	￦	4,636	￦	11,810	￦	619	￦	223,507	￦	240,572

	For the year ended December 31, 2011
	Provision for guarantee		Provision for unused commitment		Provision for credit card points		Other provision		Total
Beginning balance	￦	2,870	￦	8,618	￦	617	￦	131,207	￦	143,312
Provisions provided		5,264		2,580		—		42,691		50,535
Provisions used		1,577		—		—		(489)		1,088
Reversal of unused amount		(164)		—		(2)		—		(166)

Ending balance	￦	9,547	￦	11,198	￦	615	￦	173,409	￦	194,769

(3)	Changes in details of asset retirement obligation are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2012		2011
Beginning balance	￦	3,502	￦	1,988
Provisions provided		93		1,506
Provisions used		(32)		(43)
Reversal of unused amount		(1,343)		(68)
Depreciation		118		119

Ending balance	￦	2,338	￦	3,502

22.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES:

Other financial liabilities and other liabilities are as follows (Unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Other financial liabilities:
Payables	￦	366,067	￦	153,565
Accrued expenses		354,775		334,593
Borrowing from thrust accounts		88,975		65,201
Deposits received		5,059		6,714
Agency business revenue		52,735		19,736
Foreign exchange payables		355		1,543
Domestic exchange payables		141,283		99,999
Others on credit cards		22,709		16,501
Miscellaneous liabilities		72,056		32,098
Discount for other		(38)		(63)

Total	￦	1,103,976	￦	729,887

Other liabilities:
Income in advance	￦	13,355	￦	14,499
Other miscellaneous liabilities		25,088		24,075

Total	￦	38,443	￦	38,574

23.	DERIVATIVES:

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean won in millions):

	December 31, 2012
			Assets						Liabilities
	Nominal Amount		Fair value hedge		Cash flow hedge		For trading		Fair value hedge		Cash flow hedge		For trading
Interest rate:
Interest rate swap	￦	1,334,400	￦	—	￦	—	￦	15,051	￦	—	￦	—	￦	15,021
Interest rate futures		74,165		—		—		—		—		—		—
Currency:
Currency forwards		1,625,270		—		—		31,235		—		—		22,039
Currency swaps		460,573		—		—		63,020		—		—		62,943
Currency futures		85,688		—		—		—		—		—		—
Stock index:
Long stock		14,155		—		—		487		—		—		—
Short stock		10,178		—		—		—		—		—		418

Total	￦	3,604,429	￦	—	￦	—	￦	109,793	￦	—	￦	—	￦	100,421

	December 31, 2011
			Assets						Liabilities
	Nominal Amount		Fair value hedge		Cash flow hedge		For trading		Fair value hedge		Cash flow hedge		For trading
Interest rate:
Interest rate swap	￦	1,854,200	￦	—	￦	—	￦	28,009	￦	—	￦	170	￦	27,926
Currency:
Currency forwards		1,274,997		—		—		49,547		—		—		22,123
Currency swaps		495,919		—		—		78,496		—		—		78,591
Stock index:
Long stock		59,122		—		—		1,227		—		—		—
Short stock		56,122		—		—		—		—		—		811

Total	￦	3,740,360	￦	—	￦	—	￦	157,279	￦	—	￦	170	￦	129,451

The disclosure above includes all derivatives regardless of the financial instrument categories. Derivatives held for trading purpose are classified into financial assets or liabilities at FVTPL (see notes 7 and 17) and derivatives for hedging are stated as a separate line item at the consolidated statements of financial position.

The amounts of credit value adjustment (“CVA”) for the derivative assets as of December 31, 2012 and 2011, are as follows (Unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Derivative assets before CVA	￦	124,711	￦	159,441
Credit value adjustment		(14,918)		(2,162)
Fair value of derivative assets	￦	109,793	￦	157,279

(2)	For the years ended December 31, 2012 and 2011, comprehensive income from the purpose of the cash flow hedge derivatives 252 million Won and 300 million Won.

24.	COMMON STOCK, HYBRID EQUITY SECURITIES AND CAPITAL SURPLUS:

(1)	The number of authorized shares is as follows:

	December 31, 2012	December 31, 2011
Authorized shares of common stock	400,000,000 shares	400,000,000 shares
Par value	5,000 Won	5,000 Won
Issued shares of common stock	58,050,037 shares	58,050,037 shares
Common stock	290,250,185,000 Won	290,250,185,000 Won

(2)	The bond-type hybrid securities classified as owners’ equity are as follows (Unit: Korean won in millions)

	Issuance date	Maturity	Annual interest rate (%)	December 31, 2012		December 31, 2011
The 1st bond-type hybrid securities	March 31, 2009	March 31, 2039	6.76	￦	116,000	￦	116,000
Issuance cost					(2)		(2)

Total				￦	115,998	￦	115,998

The Group can exercise the right to early repayment after five years, after issuing hybrid securities, and at the date of maturity, the contractual agreements allow the Group to indefinitely extend the maturity date with the same contractual terms. In addition, the Group decides not to pay the dividends of common share at general shareholder’s meeting, the Group may not pay interest on the hybrid securities.

(3)	Capital surplus are as follows (Unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Capital in excess of par value	￦	68,574	￦	68,574
Gains on capital reduction		26,906		26,906

Total	￦	95,480	￦	95,480

The Bank received an “order of elimination” of all existing shareholders from the Financial Supervisory Commission pursuant to the Law on Improvement of Structure of Financial Industry and accordingly, reduced its common stock to zero without consideration under a capital reduction on December 28, 2000. However, consideration was paid to the shareholders who exercised dissenters’ rights against the capital reduction. The capital reduction resulted in a decrease of ￦397,007 million in the common stock issued and a gain on capital reduction of ￦26,906 million, net of ￦16,623 million paid for the purchase of shares from those dissenting shareholders and ￦353,478 million as an offset to accumulated deficit.

25.	OTHER EQUITY:

(1)	Other equity is as follows (Unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Gain (loss) on valuation of AFS securities	￦	60,727	￦	51,124
Gain (loss) on cash flow hedges		—		(252)
Income tax effect		(14,696)		(12,311)

Total	￦	46,031	￦	38,561

(2)	Changes in other equity are as follows (Unit: Korean won in millions):

	For the year ended December 31, 2012
	Beginning balance		Others		Reclassification		Income tax effect		Ending balance
Gain on valuation of AFS financial assets	￦	38,752	￦	15,645	￦	(6,042)	￦	(2,324)	￦	46,031
Gain on cash flow hedges		(191)		—		252		(61)		—

Total	￦	38,561	￦	15,645	￦	(5,790)	￦	(2,385)	￦	46,031

	For the year ended December 31, 2011
	Beginning balance		Increase (decrease) on valuation		Reclassification adjustments		Income tax effect		Ending balance
Gain on valuation of AFS financial assets	￦	34,029	￦	13,682	￦	(6,185)	￦	(2,774)	￦	38,752
Gain on cash flow hedges		(418)		284		—		(57)		(191)

Total	￦	33,611	￦	13,966	￦	(6,185)	￦	(2,831)	￦	38,561

26.	RETAINED EARNINGS AND DIVIDENDS:

(1)	Retained earnings are as follows (Unit: Korean won in millions):

		December 31, 2012		December 31, 2011
Legal Reserve	Legal reserve(*1)	￦	154,400	￦	134,800

	Subtotal		154,400		134,800

Voluntary Reserve	Reserve for bad loan(*2)		155,137		—
	Revaluation reserve(*3)		10,993		—
	Appropriated retained earnings for financial structure improvement(*4)		72,800		72,800
	Other		856,199		861,234

	Subtotal		1,095,129		934,034

Retained earnings before appropriation			170,545		188,638

	Total	￦	1,420,074	￦	1,257,472

(*1)	In accordance with the Act of Banking Law, at least one-tenth of the earnings after tax is appropriated to legal reserve on every dividend declaration, not exceeding the paid-in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.
(*2)	In accordance with the Banking Supervision Regulations, if provisions for credit loss under K-IFRS for the accounting purpose falls short than for the regulatory purpose, the Bank discloses such short fall amount as regulatory reserve for bad debts.
(*3)	Revaluation reserve is the amount of limited dividends set by the Board of Directors to be the recognized as complementary capital when the gain or loss occurred in the property revaluation by adopting K-IFRS.

(*4)	In 2002, the Finance Supervisory Services recommended banks in Korea to appropriate at least 10% of net income after accumulated deficit for financial structure improvement, until simple capital ratio equals 5.5%. This reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital.

(2)	Changes in retained earnings are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2012		2011
Beginning balance	￦	1,257,472	￦	1,120,170
Net income		178,420		195,647
Dividends on common stock		(7,976)		(50,504)
Dividends on hybrid securities		(7,842)		(7,841)

Ending balance	￦	1,420,074	￦	1,257,472

(2)	Dividends

1)	Details of dividends are as follows:

	For the years ended December 31.
	2012		2011
Dividends per share (Unit: Korean won)	￦	409	￦	137
Dividend ratio		8.2%		2.7%
Share outstanding		58,050,037		58,050,037
Total Dividend(Unit: Korean won in million)(*1)	￦	23,769	￦	7,976

(*1)	The above dividends exclude dividends of hybrid equity securities

2)	Details of propensity to dividend are as follows (Unit: Korean won in million):

	For the years ended December 31.
	2012		2011
Total dividend	￦	23,769	￦	7,976
Net income	￦	178,383	￦	195,647
Payout ratio		13.32%		4.08%

27.	PLANNED REGULATORY RESERVE FOR CREDIT LOSS:

In accordance with Article of the Regulation on Supervision of Banking Business (“RSBB”), if the estimated provisions for credit loss under K-IFRS for the accounting purpose are lower than those in accordance with the provisions under RSBB, the Group shall disclose the difference as the planned regulatory reserve for credit loss.

(1)	Regulatory reserve for credit loss is as follows (Unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Beginning	￦	155,137	￦	—
Amount estimated to be appropriated		19,922		155,137

Ending	￦	175,059	￦	155,137

(2)	Planned reserves provided, adjusted net income after the planned reserves provided and adjusted earnings per share after the planned reserves provided are as follows (Unit: Korean won in millions, except for earnings per share data):

	For the years ended December 31
	2012		2011
Net income	￦	178,420	￦	195,647
Planned reversal of reserve		19,922		116,006
Adjusted net income after the planned reserves provided (*1)		158,498		79,641

Adjusted Earnings per share after the planned reserves provided (*1) (Unit: Korean won)	￦	2,595	￦	1,237

(*1)	Adjusted net income after the planned reserves provided and adjusted earnings per share after the planned reserves provided are not in accordance with K-IFRS and calculated on the assumption that provision of regulatory reserve for credit loss before income tax is adjusted to the profit.

28.	NET INTEREST INCOME:

Net interest income is the amount of interest expenses deducted from the amount of interest income, which details are as follows:

(1)	Interest income recognized are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2012		2011
Financial assets at FVTPL:
Securities in local currency	￦	9,978	￦	2,901

Subtotal		9,978		2,901

AFS financial assets:
Interest of government bonds		7,714		8,118
Interest of finance debentures		16,099		17,964
Interest of debentures		39,351		29,158
Interest of other AFS financial assets		—		1,572
Interest on securities in foreign currencies		171		152

Subtotal		63,335		56,964

HTM financial assets:
Interest of government bonds		31,153		27,752
Interest of finance debentures		14,760		25,288
Interest of debentures		49,113		42,347

Subtotal		95,026		95,387

Loans and receivables:
Interest on due from banks:
Interest on due from banks in local currency		5,571		13,063
Interest on due from banks in foreign currencies		22		12
Interest on loans:
Interest on loans in local currency		1,085,759		995,280
Interest on loans in foreign currencies		27,231		28,720
Interest on call loans		1,930		4,366
Interest on bills bought		4,627		8,093
Interest on foreign currencies		7,603		6,540
Interest on payment for acceptances and guarantees		10		14
Interest on bonds sold under repurchase agreements		4,518		4,977
Interest on privately placed bonds		18,570		12,615
Interest on credit card receivables		55,679		56,055
Interest of other receivables		1		2

Subtotal		1,211,521		1,129,737

Interest of other assets		10,664		9,930

Total	￦	1,390,524	￦	1,294,919

Interest income accrued from impaired loan is ￦14,982 million and ￦15,144 million for the years ended December 31, 2012 and 2011, respectively.

(2)	Interest expense recognized are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2012		2011
Interest of deposits:
Interest on demand deposits in local currency	￦	6,117	￦	5,875
Interest on deposits in foreign currencies		778		873
Interest on saving deposits in local currency		539,566		443,573
Interest on mutual installment		275		512
Interest on certificate of deposits		5,930		6,906
Interest on money trust		1		1

Subtotal		552,667		457,740

Interest of borrowings:
Interest on borrowings in local currency		47,387		45,966
Interest on borrowings in foreign currencies		14,647		16,214
Interest on off-shore borrowings in foreign currency		65		55
Interest on call money		2,924		2,877
Interest on bills sold		1,461		1,262
Interest on bonds sold under repurchase agreements		2,073		1,503
Interest on securitization borrowings		157		—

Subtotal		68,714		67,877

Interest of debentures:
Interest on debentures in local currency		75,172		81,726

Subtotal		75,172		81,726

Others		6,294		4,726

Total	￦	702,847	￦	612,069

29.	NET FEES AND COMMISSIONS INCOME:

Net commission income is the amount of commission expenses deducted from the amount of commission income, which details are as follows:

(1)	Fees and commissions income recognized are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2012		2011
Commission received:
Commission received in local currency	￦	68,100	￦	63,676
Commission received in foreign currencies		6,194		5,302
Commission fees		3,262		3,491
Commission received on project financing		2,079		1,950

Subtotal		79,635		74,419
Commission received on credit card:
Credit card in local currency		1,208		1,114
Prepaid card fees		797		754
Other commission received		113		286
Commission received on trust business		5,084		4,714

Total	￦	86,837	￦	81,287

(2)	Fees and commissions expense incurred are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2012		2011
Commission expenses:
Commission expenses in local currency	￦	9,833	￦	7,505
Commission expenses in foreign currencies		1,273		808

Subtotal		11,106		8,313
Credit card commission
Credit card in local currency		26,279		24,005
Credit card commission in foreign currency		4		4
Debit card commission		20		19
Brokerage commission		35		15
Other commission expense		1,954		1,727
Commission expense on trust business		6		2

Total	￦	39,404	￦	34,085

30.	DIVIDEND INCOME:

Dividend income recognized are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2012		2011
Dividend of financial assets at FVTPL
Dividend in local currency	￦	—	￦	41
Dividend of AFS financial assets
Dividend in local currency		6,981		7,254
Dividend in beneficiary certificate		3,912		3,559

Total	￦	10,893	￦	10,854

31.	GAIN (LOSS) ON FINANCIAL ASSETS AT FVTPL:

Gain (loss) on financial assets held for trading are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2012		2011
Gain (loss) on valuation and disposal of securities:
Gain on transaction of securities	￦	3,684	￦	(4,115)
Gain on valuation of securities		319		452

Subtotal		4,003		(3,663)

Gain (loss) on derivatives:
Gain on transaction of derivatives		86,008		20,512
Gain on valuation of derivatives		8,936		27,518

Subtotal		94,944		48,030

Other financial assets held for trading :
Loss on transaction		(1,194)		(182)

Subtotal		(1,194)		(182)

Total	￦	97,753	￦	44,185

32.	GAIN (LOSS) ON AFS FINANCIAL ASSETS:

Gain (loss) on AFS financial assets recognized in statements of comprehensive income are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2012		2011
Gain on transaction of securities
Gain on transaction of securities in local currency	￦	7,203	￦	15,166
Impairment loss on securities
Securities in local currency		(14,580)		(16,266)

Total	￦	(7,377)	￦	(1,100)

33.	GAIN (LOSS) ON HTM FINANCIAL ASSETS:

Details of gain or loss on HTM financial assets recognized are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2012		2011
Gain on redemption of securities	￦	—	￦	19
Reversal of impairment on securities		10		63

Total	￦	10	￦	82

34.	IMPAIRMENT LOSSES ON CREDIT LOSS:

Impairment losses for loans, other receivables, guarantees and unused commitment recognized for credit loss are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2012		2011
Loans:
Bad debt expenses	￦	108,352	￦	102,593

Subtotal		108,352		102,593

Guarantees and commitments:
Provision for guarantee		—		5,264
Reversal of provision for guarantee		(3,762)		(164)

Subtotal		(3,762)		5,100

Provision for unused commitments:
Provision for loan commitment		612		2,580

Subtotal		612		2,580

Total	￦	105,202	￦	110,273

35.	OTHER NET OPERATING INCOME (EXPENSE):

(1)	Details of net other operating incomes (expenses) recognized are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2012		2011
Other operating incomes	￦	57,566	￦	89,848
Other operating expenses		(552,975)		(500,410)

Total	￦	(495,409)	￦	(410,562)

(2)	Other operating incomes recognized are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2012		2011
Gain on transaction of FX	￦	28,058	￦	86,858
Gain on transactions of loans and receivables		29,495		2,914
Gain on trust account		13		74
Reversal of other provisions		—		2

Total	￦	57,566	￦	89,848

(3)	Other operating expenses recognized are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2012		2011
Loss on transaction of FX	￦	125,700	￦	124,200
Loss on transactions of loans and receivables		14,756		3,034
Loss on fair value hedged items		82		—
Korea Deposit Insurance Corporation (“KDIC”) deposit insurance fees		24,238		21,724
Contribution to miscellaneous funds		40,452		34,810
Other provision		51,291		42,691
Administrative expenses		296,082		273,698
Other expenses		374		253

Total	￦	552,975	￦	500,410

(4)	Administrative expenses recognized are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2012		2011
Short-term employee benefits	￦	111,791	￦	100,921
Termination		5,067		2,032
Retirement benefit service costs		14,451		12,731
Fringe benefits		35,530		36,894
Reimburse		13,802		14,150
Traveling expenses		803		727
Operating promotion expenses		6,299		4,884
Rent		10,963		9,812
Maintenance		1,066		—
Depreciation and amortization		9,556		9,654
Advertising		7,520		7,177
Taxes and dues		10,914		9,898
Service charges		15,388		13,825
Information technology expenses		34,062		32,917
Telephone and communication expenses		3,956		3,149
Vehicle maintenance		7,117		181
Supplies		2,185		1,910
Others		5,612		12,833

Total	￦	296,082	￦	273,695

36.	OTHER NON-OPERATING INCOME (EXPENSE):

(1)	Details of net other non-operating incomes (expenses) recognized are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2012		2011
Other non-operating incomes	￦	4,122	￦	4,859
Other non-operating expenses		15,333		13,375

Total	￦	(11,211)	￦	(8,516)

(2)	Other non-operating income recognized are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2012		2011
Rental fee income	￦	232	￦	212
Gain on disposal of premises and equipment		16		83
Recovery corporation gains		15		68
Miscellaneous income		3,859		4,496

Total	￦	4,122	￦	4,859

(3)	Other non-operating expense recognized are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2012		2011
Depreciation on investment properties	￦	122	￦	122
Amortization of leasehold deposits received		85		79
Loss on disposal of premises and equipment		84		372
Impairment loss of premises and equipment		—		438
Donation		10,586		7,410
Recovery for construction losses		15		—
Commission from recovery of bad debts		441		619
Miscellaneous loss		4,000		4,335

Total	￦	15,333	￦	13,375

37.	INCOME TAX EXPENSE:

(1)	Income tax expenses are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2012		2011
Current tax expense
Current tax expense in respect of the current year	￦	59,162	￦	80,880
Adjustments recognized in the current period in relation to the current tax of prior periods		597		218

Subtotal		59,759		81,098

Deferred tax expense
Deferred tax expense (income) relating to the origination and reversal of temporary differences		(11,226)		(19,192)
Deferred tax reclassified from other comprehensive income to net income		(2,385)		(2,831)

Subtotal		(13,611)		(22,023)

Income tax expense	￦	46,148	￦	59,075

(2)	Income tax expense can be reconciled to net income as follows (Unit: Korean won in millions):

	For the years ended December 31
	2012		2011
Net income before income tax expense	￦	224,568	￦	254,722
Tax calculated at statutory tax rate (*1)		53,883		61,643

Adjustments
Effect of income that is exempt from taxation		(81)		(1,550)
Effect of expenses that are not deductible in determining taxable profit		(950)		1,080
Consolidated tax return		(6,597)		—
Effect on deferred tax balance due to the change in income tax rate		(704)		(2,316)
Adjustments recognized in the current period in relation to the current tax of prior periods		597		218

Subtotal		(7,735)		(2,568)

Income tax expense	￦	46,148	￦	59,075

Effective tax rate		20.55%		23.19%

(*1)	Income tax rate is 11% below ￦200 million, 22% from ￦200 million to ￦20 billion and 24.2% above ￦20 billion, for the year ended December 31, 2012.

Income tax rate was 11% below ￦200 million and 24.2% above ￦200 million, for the year ended December 31, 2011.

(3)	Deferred tax assets and liabilities are as follows (Unit: Korean won in millions):

	For the years ended December 31, 2012
	Beginning balance		Recognized as (loss) income		Recognized as other comprehensive (loss) income		Ending balance
(Loss) gain on Financial Assets at FVTPL	￦	(306)	￦	(900)	￦	—	￦	(1,206)
(Loss) gain on valuation of derivatives		(6,664)		3,923		(61)		(2,802)
Accrued income		(18,403)		(3,039)		—		(21,442)
Depreciation		799		593		—		1,392
Incidental (loss) income from deferred loan		(3,297)		(1,331)		—		(4,628)
Accrued expenses		1,330		661		—		1,991
Retirement benefit obligation		7,732		3,098		—		10,830
Provision for retirement benefits		(7,732)		(2,690)		—		(10,422)
Provision for guarantee		2,310		(1,188)		—		1,122
Other provision		45,671		11,991		—		57,662
Provision for advance depreciation		(10,851)		(44)		—		(10,895)
(Loss) gain on AFS financial assets		753		1,792		(2,324)		221
Others		302		745		—		1,047

Net deferred tax assets (liabilities)	￦	11,644	￦	13,611	￦	(2,385)	￦	22,870

	For the years ended December 31, 2011
	Beginning balance		Recognized as income (loss)		Recognized as other comprehensive (loss) income		Ending balance
(Loss) gain on financial assets at FVTPL	￦	(1,905)	￦	1,599	￦	—	￦	(306)
(Loss) gain on valuation of derivatives		(8,947)		2,340		(57)		(6,664)
Accrued income		(12,701)		(5,702)		—		(18,403)
Depreciation		2,334		(1,535)		—		799
Allowance for loan loss		(9,083)		9,083		—		—
Incidental (loss) income from deferred loan		(144)		(3,153)		—		(3,297)
Accrued expenses		1,190		140		—		1,330
Retirement benefit obligation		5,112		2,620		—		7,732
Provision for retirement benefits		(3,347)		(4,385)		—		(7,732)
Provision for guarantee		631		1,679		—		2,310
Other provision		31,335		14,336				45,671
Provision for advance depreciation		(13,269)		2,418		—		(10,851)
(Loss) gain on AFS financial assets		(44,769)		48,296		(2,774)		753
Others		46,015		(45,713)		—		302

Net deferred tax (liabilities) assets	￦	(7,548)	￦	22,023	￦	(2,831)	￦	11,644

(4)	Deferred tax reclassified from other comprehensive income are as follows (Unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Loss on AFS financial assets	￦	(14,696)	￦	(12,372)
Gain on valuation of cash flow hedges		—		61

Total	￦	(14,696)	￦	(12,311)

(5)	Current tax assets and liabilities are as follows (Unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Current tax assets	￦	—	￦	—
Current tax liabilities		27,573		31,770

(6)	Deferred tax assets and liabilities are as follows (Unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Deferred tax assets	￦	22,870	￦	11,644
Deferred tax liabilities		—		—

Net deferred tax liabilities	￦	22,870	￦	11,644

38.	EARNINGS PER SHARE (“EPS”):

Basic EPS is calculated by dividing net income by weighted-average number of common shares outstanding (Unit: Korean won in millions except for EPS):

	For the years ended December 31
	2012		2011
Net income attributable to common shareholders	￦	170,578	￦	187,806
Net income attributable to common shareholders		178,420		195,647
Dividends to hybrid securities		(7,842)		(7,841)
Weighted-average number of common shares outstanding		58,050,037 shares		58,050,037 shares
Basic EPS (Unit: Korean won)	￦	2,938	￦	3,235

Diluted EPS is equal to basic EPS because there is no dilution effect for the years ended December 31, 2012 and 2011.

39.	CONTINGENT LIABILITIES AND COMMITMENTS:

(1)	Guarantees (Unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Confirmed guarantees
Guarantee for loans	￦	51,150	￦	40,937
Acceptances		26,638		22,617
Guarantee in acceptances imported goods		10,417		10,302
Other confirmed guarantees		261,390		250,109

Subtotal		349,595		323,965

Unconfirmed guarantees
Local letter of credit		52,947		39,498
Letter of credit		300,651		226,453

Subtotal		353,598		265,951

Commercial paper purchase commitment and others		17,512		86,290

Total	￦	720,705	￦	676,206

(2)	Loan commitments and others (Unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Loan commitments	￦	5,115,691	￦	4,557,022
Other commitments		139,607		128,311

Total	￦	5,255,298	￦	4,685,333

(3)	Litigation case

The Group had filed lawsuits as follows (Unit: Korean won in millions):

	December 31, 2012		December 31, 2011
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases	20 cases	59 cases	15 cases	45 cases
Amount of litigation	122,467	338,238	59,612	290,346
Allowances for litigations	—	222,438	—	172,011

40.	RELATED-PARTY TRANSACTIONS:

Related parties of the Group and major transactions with related parties during the current and prior period are as follows:

(1)	Related parties

Related parties
Government-related entity:	KDIC
(Ultimate controlling party)

Parent:	WFH

Associates:	WFH subsidiaries

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean won in millions):

Related party		A title of account	December 31, 2012		December 31, 2011
Ultimate controlling party (Government-related entity)	KDIC	Other assets	￦	233,215	￦	50,318
		Deposits		105,000		40,000
		Other liabilities		436		208

Parent	WFH	Deposits		8,139		—
		Other liabilities		27,609		—

Other	WFH and subsidiaries	Other assets		—		310
		Other liabilities		—		81

Other	Woori Bank Ltd. and subsidiaries	Due from Bank		6,286		3,739
		Loans		167		1,409
		Provision for credit losses		—		(1)
		Other assets		171,102		39,716
		Deposits		4,670		4,434
		Other liabilities		101,203		37,681

Other	Kwangju Bank	Due from Bank		—		10
		Other assets		25,822		19,357
		Deposits		21,464		18,185
		Other liabilities		1,374		1,387

Other	Woori Credit Information	Loans		3		3
		Deposits		210		—
		Other liabilities		2,690		2,552

Other	Woori Investment & Securities Ltd.	Loans		—		2
		Other assets		2,893		1,089
		Deposits		391,467		240,536
		Borrowings		1,032		735
		Other liabilities		5,368		6,509

Others	Woori Asset management	Deposits		16,500		9,503
		Other liabilities		262		116

Others	Woori Private Equity and subsidiaries	Loans		20,000		40,000
		Other assets		(185)		(189)
		Deposits		1,616		31
		Borrowings		22,238		2,173
		Other liabilities		1,609		2

Others	Woori Financial Co., Ltd.	Provision		1		1

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean won in millions):

Related party		A title of account	December 31, 2012		December 31, 2011
Ultimate controlling party (Government-related entity)	KDIC	Interest income	￦	6,681	￦	3,031
		Interest expense		1,015		655

Parent	WFH	Interest expense		199		890
		Fees expense		1,776		1,570

Other	WFH and subsidiaries	Interest income		—		612
		Other income		56		3,680
		Fees income		63		253
		Other expense		53		3,964

Other	Woori Bank Ltd. and subsidiaries	Interest income		13		63
		Other income		32,491		32,432
		Fees expense		165		180
		Other expense		32,684		35,387
		Bad debts		(1)		(14)

Other	Kwangju Bank	Interest expense		25		229

Other	Woori Credit Information Ltd.	Other expense		31,326		28,138

Other	Woori Investment & Securities Co., Ltd.	Interest income		25		50
		Interest expense		8,253		6,890
		Fees expense		32		—
		Other expense		93		119

Other	Woori Asset management	Interest expense		517		350

Other	Woori Private Equity and subsidiaries.	Interest income		919		1,518
		Interest expense		548		145
		Bad debts		(3)		14

Other	Woori Financial Co., Ltd.	Fees income		154		121
		Fees expense		12		25
		Other expense		468		602

(4)	Guarantees provided to the related parties are as follows (Unit: Korean won in millions):

	Beneficiaries	Warranty details	December 31, 2012		December 31, 2011
Local currency loan agreement	KDIC	Loan commitment	￦	200,000	￦	200,000
	TY 2nd Co., Ltd	ABCP Commitment		—		83,400

(5)	Management compensation is as follows (Unit: Korean won in millions):

	For the years ended December 31
	2012		2011
Short-term benefits	￦	838	￦	700
Severance payments		33		43

(6)	Assets and liabilities of major management are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2012		2011
Assets	￦	1	￦	—
Liabilities		445		30

41.	TRUST ACCOUNTS:

The financial information of the trust accounts have been prepared in accordance with K-IFRS 5004, Trust agent’s trust account, and enforce regulations for the financial investment industry, which are based on capital market and financial investment business.

(1)	Trust accounts of the Group are as follows (Unit: Korean won in millions):

	Total assets				Operating revenue
	December 31, 2012		December 31, 2011		2012		2011
Trust accounts	￦	2,483,356	￦	2,868,922	￦	84,794	￦	50,945

(2)	Significant transactions between the Group and trust accounts are as follows (Unit: Korean won in millions):

	2012		2011
Revenue
Trust fees	￦	5,154	￦	4,915
Intermediate termination fees		3		7

Subtotal		5,157		4,922

Expense
Interest expenses on borrowings from trust accounts		4,814		3,465

Receivables
Trust fees receivables		3,654		4,152

Payables
Borrowings from trust accounts		90,996		67,157
Accrued interest expenses on borrowings from trust accounts		—		76

Subtotal	￦	90,996	￦	67,233

(3)	The carrying value of principal guaranteed trusts and principal and fixed rate of return guaranteed trusts are as follows (Unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Principal guaranteed trusts
Old-age pension trusts	￦	451	￦	613
Personal pension trusts		19,768		20,692
Pension trusts		21,064		18,646
Retirement trusts		4,385		15,121
New personal pension trusts		1,019		1,069
Installment purpose		129		154
Household cash		795		1,116
Corporate cash		134		131

Subtotal		47,745		57,542

Principal and fixed rate of return guaranteed trusts
Unspecified money trusts		16		15

Subtotal		16		15

Total	￦	47,761	￦	57,557

(4)	As of December 31, 2012 and 2011, the amounts that the Group has to pay by the capital guaranteed contract or the operating results of the principal and return guaranteed trusts are as follows (Unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Liabilities for the account (subsidy for trust account adjustment)	￦	—	￦	—

42.	OPERATING REVENUES:

Details of operating revenues are as follows (Unit: Korean won in millions):

	December 31, 2012		December 31, 2011
Interest revenues	￦	1,390,524	￦	1,294,919
Fees revenues		86,837		81,287
Dividends		10,893		10,854
Gain on financial assets at FVTPL		241,426		222,087
Gain on AFS financial assets		7,553		15,353
Gain on HTM financial assets		10		82
Reversal of provision for guarantee		3,762		163
Others		57,566		89,848

Total	￦	1,798,571	￦	1,714,593

Independent Auditor’s Report

English Translation of a Report Originally Issued in Korean

To the Shareholders and the Board of Directors of

Kyongnam Bank:

We have audited the accompanying consolidated financial statements of Kyongnam Bank and its subsidiary (collectively, the “Bank”). The financial statements consist of the consolidated statements of financial position as of December 31, 2011, December 31, 2010 and January 1, 2010, respectively, and the related consolidated statements of comprehensive income, consolidated statements of changes in equity and cash flows, all expressed in Korean Won, for the years ended December 31, 2011 and 2010, respectively. The Bank’s management is responsible for the preparation and fair presentation of the consolidated financial statements and our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2011, December 31, 2010 and January 1, 2010, respectively, and the results of its operations and its cash flows for the years ended December 31, 2011 and 2010, respectively, in conformity with Korean International Financial Reporting Standards (“K-IFRS”).

Our audits also comprehended the translation of Korean Won amounts into U.S. Dollar amounts and, in our opinion, such translation has been made in conformity with the basis in Note 2. Such U.S. Dollar amounts are presented solely for the convenience of readers outside of Korea.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

March 12, 2012

Notice to Readers

This report is effective as of March 12, 2012, the auditor’s report date. Certain subsequent events or circumstances may have occurred between the auditor’s report date and the time the auditor’s report is read. Such events or circumstances could significantly affect the consolidated financial statements and may result in modifications to the auditor’s report.

KYONGNAM BANK AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011, DECEMBER 31, 2010, AND JANUARY 1, 2010 AND

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

The accompanying consolidated financial statements including all footnote disclosures were prepared by and are the responsibility of the Bank.

Young-been, Park

Chairman and Chief Executive Officer

KYONGNAM BANK

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2011, DECEMBER 31, 2010 AND JANUARY 1, 2010

	Korean Won
	December 31, 2011		December 31, 2010		January 1, 2010
	(In millions)
ASSETS
Cash and cash equivalents (Note 6)	￦	289,748	￦	349,086	￦	404,094
Financial assets at fair value through profit or loss (Notes 7, 11 and 22)		248,569		287,439		293,874
Available-for-sale financial assets (Notes 8, 11, 15 and 39)		1,848,370		1,940,044		1,636,301
Held-to-maturity financial assets (Notes 9, 11, 15 and 39 )		2,150,067		1,829,818		1,533,946
Loans and receivables (Notes 10, 11, 15 and 39)		20,589,982		17,196,359		16,371,531
Investment properties (Note 12)		16,253		16,376		16,498
Tangible assets (Note 12)		168,621		162,506		163,906
Intangible assets (Note 13)		11,557		10,578		10,840
Other assets (Notes 14 and 39)		18,616		11,683		14,034
Deferred tax assets (Note 36)		11,644		—		—

Total assets	￦	25,353,427	￦	21,803,889	￦	20,445,024

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES:
Financial liabilities at fair value through profit or loss (Notes 11, 16, and 22)	￦	129,451	￦	149,873	￦	159,646
Deposits due to customers (Notes 11, 17 and 39)		18,143,528		14,834,726		13,466,611
Borrowings (Notes 11, 18 and 39)		2,892,118		2,690,330		2,410,019
Debentures (Notes 11, 18 and 39)		1,385,367		1,502,994		1,740,667
Provisions (Notes 19, 20 and 39)		204,801		160,343		78,902
Tax liabilities		31,770		36,653		53,016
Other financial liabilities (Notes 11, 21 and 39)		729,887		737,157		937,673
Other liabilities (Notes 21 and 39)		38,574		28,302		25,311
Deferred tax liabilities (Note 36)		—		7,548		36,787
Derivative liabilities (Notes 11 and 22)		170		454		2,979

Total liabilities	￦	23,555,666	￦	20,148,380	￦	18,911,611

SHAREHOLDERS’ EQUITY:
Equity ownership of controlled entity:		1,797,761		1,655,509		1,533,413
Capital stock (Note 23)		290,250		290,250		290,250
Hybrid equity securities (Note 23)		115,998		115,998		115,998
Capital surplus (Note 23)		95,480		95,480		95,480
Other equity (Note 24)		38,561		33,611		29,080
Retained earnings (Notes 25 and 26)		1,257,472		1,120,170		1,002,605
Non-controlling equity		—		—		—

Total equity		1,797,761		1,655,509		1,533,413

Total liabilities and equity	￦	25,353,427	￦	21,803,889	￦	20,445,024

(Continued)

KYONGNAM BANK

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2011, DECEMBER 31, 2010 AND JANUARY 1, 2010

	Translation into U.S. Dollars (Note 2)
	December 31, 2011	December 31, 2010	January 1, 2010
	(In thousands)
ASSETS
Cash and cash equivalents (Note 6)	$251,234	$302,684	$350,380
Financial assets at fair value through profit or loss (Notes 7, 11 and 22)	215,528	249,231	254,811
Available-for-sale financial assets (Notes 8, 11, 15 and 39)	1,602,679	1,682,168	1,418,799
Held-to-maturity financial assets (Notes 9, 11, 15 and 39 )	1,864,274	1,586,593	1,330,050
Loans and receivables (Notes 10, 11, 15 and 39)	17,853,102	14,910,569	14,195,379
Investment properties (Note 12)	14,093	14,199	14,305
Tangible assets (Note 12)	146,208	140,906	142,120
Intangible assets (Note 13)	10,021	9,172	9,399
Other assets (Notes 14 and 39)	16,141	10,130	12,168
Deferred tax assets (Note 36)	10,096	—	—

Total assets	$21,983,376	$18,905,652	$17,727,411

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES:
Financial liabilities at fair value through profit or loss (Notes 11, 16, and 22)	$112,244	$129,951	$138,425
Deposits due to customers (Notes 11, 17 and 39)	15,731,837	12,862,851	11,676,590
Borrowings (Notes 11, 18 and 39)	2,507,689	2,332,724	2,089,672
Debentures (Notes 11, 18 and 39)	1,201,220	1,303,212	1,509,293
Provisions (Notes 19, 20 and 39)	177,578	139,030	68,414
Tax liabilities	27,547	31,781	45,969
Other financial liabilities (Notes 11, 21 and 39)	632,868	639,172	813,035
Other liabilities (Notes 21 and 39)	33,447	24,540	21,947
Deferred tax liabilities (Note 36)	—	6,545	31,897
Derivative liabilities (Notes 11 and 22)	148	392	2,582

Total liabilities	$20,424,578	$17,470,198	$16,397,824

SHAREHOLDERS’ EQUITY:
Equity ownership of controlled entity:	$1,558,798	$1,435,454	$1,329,587
Capital stock (Note 23)	251,669	251,669	251,669
Hybrid equity securities (Note 23)	100,579	100,579	100,579
Capital surplus (Note 23)	82,789	82,789	82,789
Other equity (Note 24)	33,436	29,143	25,214
Retained earnings (Notes 25 and 26)	1,090,325	971,274	869,336
Non-controlling equity	—	—	—

Total equity	1,558,798	1,435,454	1,329,587

Total liabilities and equity	$21,983,376	$18,905,652	$17,727,411

See accompanying notes to consolidated financial statements.

KYONGNAM BANK

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	Korean Won				Translation into U.S. Dollars (Note 2)
	December 31, 2011		December 31, 2010		December 31, 2011	December 31, 2010
	(In millions, except for earnings per share)				(In thousands, except for earnings per share)
NET INTEREST INCOME (Notes 28 and 39)	￦	682,771	￦	626,962	$592,014	$543,624
Interest income		1,294,919		1,168,487	1,122,794	1,013,168
Interest expense		612,148		541,525	530,780	469,544
NET FEES INCOME (Notes 29 and 39)		47,202		45,114	40,928	39,117
Fees income		81,287		77,487	70,482	67,187
Fees expense		34,085		32,373	29,554	28,070
DIVIDEND INCOME (Note 30)		10,854		12,726	9,411	11,035
GAIN ON FINANCIAL ASSETS AT FVTPL (Note 31)		44,185		24,217	38,312	20,998
GAIN (LOSS) ON AVAIILABLE-FOR-SALE FINANCIAL ASSETS (Note 32)		(1,101)		31,309	(954)	27,148
GAIN ON HELD-TO-MATURITY FINANCIAL ASSETS (Note 33)		82		—	71	—
IMPAIRMENT LOSS ON CREDIT LOSS (Note 34)		110,272		118,933	95,615	103,124
OTHER NET OPERATING EXPENSES (Notes 35 and 39)		(418,999)		(380,160)	(363,306)	(329,629)
OPERATING INCOME (Note 40)		254,722		241,235	220,861	209,169
NET INCOME BEFORE INCOME TAX EXPENSE		254,722		241,235	220,861	209,169
INCOME TAX EXPENSE (Note 36)		59,075		57,778	51,221	50,098

NET INCOME (Note 26)		195,647		183,457	169,640	159,071

Net income attributable to Shareholders		195,647		183,457	169,640	159,071
Net income attributable to the non-controlling interests		—		—	—	—
OTHER COMPREHENSIVE INCOME		4,950		4,531	4,293	3,929
Gain on AFS financial assets		4,723		2,561	4,096	2,221
Gain on valuation of cashflow hedge		227		1,970	197	1,708

TOTAL COMPREHENSIVE INCOME	￦	200,597	￦	187,988	$173,933	$163,000

Comprehensive income attribute to shareholders		200,597		187,988	173,933	163,000
Comprehensive income attribute to the non-controlling interests		—		—	—

Basic and Diluted (Note 37)	￦	3,370	￦	3,160	$2.922	$2.740

See accompanying notes to consolidated financial statements

KYONGNAM BANK

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Korean Won in millions	Common stock		Hybrid equity securities		Capital surplus		Retained earnings		Other equity		Total

January 1, 2010	￦	290,250	￦	115,998	￦	95,480	￦	1,002,605	￦	29,080	￦	1,533,413
Dividend		—		—		—		(58,050)		—		(58,050)
Dividend of hybrid equity securities		—		—		—		(7,842)		—		(7,842)
Net income		—		—		—		183,457		—		183,457
Variation of available-for-sale financial assets		—		—		—		—		2,561		2,561
Valuation of derivatives		—		—		—		—		1,970		1,970

December 31, 2010	￦	290,250	￦	115,998	￦	95,480	￦	1,120,170	￦	33,611	￦	1,655,509

January 1, 2011	￦	290,250	￦	115,998	￦	95,480	￦	1,120,170	￦	33,611	￦	1,655,509
Dividend		—		—		—		(50,504)		—		(50,504)
Dividend of hybrid equity securities		—		—		—		(7,841)		—		(7,841)
Net income		—		—		—		195,647		—		195,647
Variation of available-for-sale financial assets		—		—		—		—		4,723		4,723
Valuation of derivatives		—		—		—		—		227		227

December 31, 2011	￦	290,250	￦	115,998	￦	95,480	￦	1,257,472	￦	38,561	￦	1,797,761

(Continued)

KYONGNAM BANK

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

U.S. Dollar in thousands	Common stock	Hybrid equity securities	Capital surplus	Retained earnings	Other equity	Total

January 1, 2010	$251,669	$100,579	$82,789	$869,336	$25,214	$1,329,587

Dividend	—	—	—	(50,334)	—	(50,334)
Dividend of hybrid equity securities	—	—	—	(6,799)	—	(6,799)
Net income	—	—	—	159,071	—	159,071
Variation of available-for-sale financial assets	—	—	—	—	2,221	2,221
Valuation of derivatives	—	—	—	—	1,708	1,708

December 31, 2010	$251,669	$100,579	$82,789	$971,274	$29,143	$1,435,454

January 1, 2011	$251,669	$100,579	$82,789	$971,274	$29,143	$1,435,454
Dividend	—	—	—	(43,790)	—	(43,790)
Dividend of hybrid equity securities	—	—	—	(6,799)	—	(6,799)
Net income	—	—	—	169,640	—	169,640
Variation of available-for-sale financial assets	—	—	—	—	4,096	4,096
Valuation of derivatives	—	—	—	—	197	197

December 31, 2011	$251,669	$100,579	$82,789	$1,090,325	$33,436	$1,558,798

See accompanying notes to consolidated financial statements

KYONGNAM BANK

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	Korean Won				Translation into U.S. Dollars (Note 2)
	2011		2010		2011	2010
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	￦	195,647	￦	183,457	$169,640	$159,071
Adjustment to net income:
Income tax expense		59,075		57,778	51,221	50,098
Interest income		(1,294,919)		(1,168,487)	(1,122,794)	(1,013,168)
Interest expense		612,148		541,525	530,780	469,544
Dividend income		(10,854)		(12,726)	(9,411)	(11,035)
Impairment loss on credit losses		110,272		118,933	95,615	103,124
Loss on disposal of fixed and other assets		372		22	323	20
Depreciation and amortization		9,776		9,898	8,477	8,582
Impairment loss of fixed and other assets		438		—	380	—
Loss on transaction of loans and receivables		3,034		29,531	2,630	25,606
Retirement benefits		12,731		10,830	11,039	9,390
Provisions		42,808		81,989	37,118	71,091
Net loss on available-for-sale financial assets		1,101		—	954	—
Gain on disposal of fixed assets and other assets		(83)		(8)	(72)	(7)
Net gain on available-for-sale financial assets		—		(31,309)	—	(27,148)
Net gain on held-to-maturity financial assets		(82)		—	(71)	—
Gain on transaction of loans and receivables		(2,914)		(26,836)	(2,527)	(23,268)
Net Other Operating Expense (Income)		(23)		46	(20)	40
Changes in operating assets and liabilities:
Increase in loans and receivables		(2,945,120)		(990,700)	(2,553,645)	(859,013)
Decrease (Increase) in other assets		(39,430)		150,004	(34,189)	130,064
Increase in other liabilities		8,957		2,468	7,766	2,140
Decrease in other financial liabilities		(96,139)		(244,596)	(83,360)	(212,083)
Decrease (Increase) in financial assets at fair value through profit or loss		18,448		(3,338)	15,996	(2,894)
Decrease in provisions		(18,762)		(8,019)	(16,268)	(6,953)
Cash received (paid) from operating activities:
Income tax paid		(85,980)		(104,640)	(74,551)	(90,731)
Interest revenue received		1,260,790		1,165,709	1,093,202	1,010,760
Interest expense paid		(518,841)		(486,117)	(449,875)	(421,501)
Dividend received		10,854		12,726	9,411	11,035

Net cash used in operating activities	￦	(2,666,696)	￦	(711,860)	$(2,312,231)	$(617,236)

KYONGNAM BANK

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	Korean Won				Translation into U.S. Dollars (Note 2)
	2011		2010		2011	2010
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of tangible asset	￦	132	￦	719	$115	$623
Disposal of available-for-sale financial instruments		3,652,919		4,308,876	3,167,362	3,736,127
Disposal of held to maturity financial instruments		674,202		989,645	584,585	858,099
Net increase in due from banks		(490,970)		(109,942)	(425,707)	(95,329)
Acquisition of tangible asset		(15,230)		(8,216)	(13,206)	(7,124)
Acquisition of intangible asset		(2,378)		(599)	(2,062)	(519)
Acquisition of available-for-sale financial instruments		(3,554,541)		(4,575,341)	(3,082,061)	(3,967,173)
Acquisition of held to maturity financial instruments		(988,272)		(1,282,347)	(856,908)	(1,111,894)

Net cash used in investing activities	￦	(724,138)	￦	(677,205)	$(627,882)	$(587,190)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in deposits due to customers		3,308,802		1,368,115	2,868,986	1,186,261
Issuance of borrowings		64,133,799		71,810,178	55,608,947	62,264,960
Issuance of debentures		540,000		750,000	468,222	650,308
Repayment of borrowings		(63,932,327)		(71,530,222)	(55,434,257)	(62,022,217)
Repayment of debentures		(660,433)		(998,122)	(572,646)	(865,449)
Dividends paid		(50,504)		(58,050)	(43,790)	(50,334)
Dividends of Hybrid equity securities		(7,841)		(7,842)	(6,799)	(6,799)

Net cash provided by financing activities		3,331,496		1,334,057	2,888,663	1,156,730

NET DECREASE IN CASH AND CASH EQUIVALENTS		(59,338)		(55,008)	(51,450)	(47,696)

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD		349,086		404,094	302,684	350,380

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	￦	289,748	￦	349,086	$251,234	$302,684

See accompanying notes to consolidated financial statements.

KYONGNAM BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

1.	GENERAL

(1)	Kyongnam Bank

Kyongnam Bank (the “Company”) was incorporated on April 18, 1970 under the General Banking Law of the Republic of Korea to engage in the commercial banking business, trust business and foreign exchange operations. As of December 31, 2011, the Bank’s common stock amounted to ￦290,250 million, consisting of 58,050,037 shares of common stock issued and outstanding.

On March 27, 2001, the Company became a subsidiary (99.99% ownership interest) of Woori Finance Holdings Co., Ltd. (“WFH”), which was established in accordance with the provisions of the Financial Holding Company Act. On October 2011, by exchanging the stock, the Company became a wholly owned subsidiary (100.00% ownership interest) of WFH. The head office of the Company is located in Changwon, Kyungsangnam-do, Korea. The Company has 156 branches and offices in the Republic of Korea.

(2)	Subsidiary

1)	The Company and its subsidiaries (the “Bank”) have the following subsidiaries (Unit: Korean Won in millions):

				December 31, 2011		December 31, 2010		January 1, 2010
Subsidiaries	Capital		Main business	Number of shares owned	Percentage of ownership (%)	Number of shares owned	Percentage of ownership (%)	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Consus 6th LLC. (*1)	￦	10	SPC	—	—	—	—	—	—	December 12, 2011
KTB Market Alpha Private Equity Securities Investment Trust 30-1st (*1)		10,854	beneficiary certificate	—	100.0	—	100.0	—	100.0	December 12, 2011
Hanhwa Private Equity Securities Investment Trust 3rd (*1)		10,000	"	—	100.0	—	—	—	—	December 12, 2011
GS Gold Scope Private Equity Securities Investment Trust 2nd (*1)		9,918	"	—	100.0	—	100.0	—	—	December 12, 2011
Sei New Vesta Private Equity Securities 7th (*1)		50,000	"	—	100.0	—	—	—	—	December 12, 2011
Shinhan BNPP Private Equity Securities 9th (*1)		10,000	"	—	100.0	—	—	—	—	December 12, 2011
Hanwha Smart Private Equity Securities 39th (*1)		10,000	"	—	100.0	—	—	—	—	December 12, 2011
GS Gold Scope Private Equity Securities Investment Trust 5th (*1)		10,000	"	—	100.0	—	—	—	—	December 12, 2011
Hana UBS Power Private Equity Securities Investment Trust 12th (*1)		10,000	"	—	—	—	100.0	—	—
Samsung Korea Focus Private Equity Securities Investment Trust 1st (*1)		10,000	"	—	—	—	100.0	—	—
My asset Private Equity Securities Investment Trust 4th (*1)		10,605	"	—	—	—	100.0	—	—
Sei New Vesta Private Equity Securities 5th (*1)		50,000	"	—	—	—	100.0	—	—
Shinhan BNPP Private Equity Securities 2nd (*1)		10,000	"	—	—	—	100.0	—	—
Dongbu Together Private Equity Securities 2nd (*1)		10,000	"	—	—	—	100.0	—	—
GS Gold Scope Private Bond Mix Investment Trust 1st (*1)		10,379	"	—	—	—	100.0	—	100.0
Samsung Smart Private Equity Securities 1st (*1)		10,000	"	—	—	—	—	—	100.0
Hana UBS Power Private Equity Securities Investment Trust 5th (*1)		10,000	"	—	—	—	—	—	100.0
My asset Private ace bond 28th (*1)		30,000	"	—	—	—	—	—	100.0
GS Gold Scope Private Equity Securities Investment Trust 4th (*1)		40,000	"	—	—	—	—	—	100.0
Sei New Vesta Private Equity Securities 4th (*1)		50,000	"	—	—	—	—	—	100.0
Woori invest partner private bond 1st (*1)		50,000	"	—	—	—	—	—	100.0
Kyongnam Bank(eastar) 2nd (*1)		10,000	"	—	—	—	—	—	100.0

(*1)	Classified as a special purpose entity (“SPE”) and included in consolidation scope under Standing Interpretations Committee (“SIC”) -12 Consolidation—Special Purpose Entities, considering the activities of the SPE, decision-making powers, benefits and risks. In the case of beneficiary certificates, the seven beneficiary certificates, including KTB Market Alpha Private Equity Securities Investment Trust 30-1st included in consolidation scope as of December 31, 2011. In addition, principal and interest guaranteed trusts are included in consolidation under SIC-12 Consolidation—Special Purpose Entities.

2)	Summarized financial information of subsidiaries are as follows (Unit: Korean Won in millions):

(December 31, 2011)	Assets		Liabilities		Equity		Net income		Total comprehensive income
Preservation Trust of principal	￦	1,962	￦	1,962	￦	—	￦	—	￦	—
Special purpose company(SPC)		9		—		9		—		—
Beneficiary certificate		110,288		59		110,288		(334)		(334)

(December 31, 2010)	Assets		Liabilities		Equity		Net income		Total comprehensive income
Preservation Trust of principal	￦	1,758	￦	1,758	￦	—	￦	—	￦	—
Special purpose company(SPC)		9		—		9		—		—
Beneficiary certificate		137,702		992		136,780		7,095		7,159

(January 1, 2010)	Assets		Liabilities		Equity
Preservation Trust of principal	￦	1,725	￦	1,725	￦	—
Special purpose company(SPC)		9		—		9
Beneficiary certificate		225,809		106		225,703

2.	SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES

(1) Basis of financial statement presentation

The Bank has adopted Korean International Financial Reporting Standards (“K-IFRS”) for the annual period beginning on January 1, 2011 and the accompanying consolidated financial statements are prepared on K-IFRS. In accordance with K-IFRS 1101 First-time adoption of International Financial Reporting Standards, the transition date to K-IFRS is January 1, 2010. An explanation of how the transition to K-IFRS has affected the financial position as of January 1, 2010 (date of transition), and December 31, 2010, and comprehensive income for and the year ended December 31, 2010 of the Company is provided in Note 42.

The Bank maintains its official accounting records in Korean Won and prepares separate financial statements in conformity with K-IFRS, in the Korean language (Hangul). Accordingly, these separate financial statements are intended for use by those who are informed about K-IFRS and Korean practices. The accompanying separate financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements.

The accompanying financial statements are stated in Korean Won, the currency of the country in which the Bank was incorporated and operates. The translation of Korean Won amounts into U.S. Dollar amounts is included solely for the convenience of readers outside of the Republic of Korea and has been made at the rate of ￦1,153.30 to US$ 1.00 at December 31, 2011, the base rate announced by Seoul Money Brokerage Service, Ltd. Such translations should not be construed as representations that the Korean Won amounts could be converted into U.S. Dollars at this or any other rate.

Major accounting policies used for the preparation of the separate financial statements are stated below. Unless stated otherwise, these accounting policies have been applied consistently to the financial statements for the current period and accompanying comparative period.

The Bank’s financial statement has been filled out based on the historical cost method except for specific non-current assets and financial assets. The historical cost is generally measured by fair value of acquired assets.

(2) Basis of consolidated financial statement presentation

1) Subsidiary

An entity which the Bank (including special purpose entities) has power to govern the financial and operating policies is considered a subsidiary. In general, an entity is considered a subsidiary when the Bank has over 50% voting power of the entity.

Special-purpose entities established for certain limited purposes may be considered as a subsidiary of the Company; even though the Company may have less than 50% of the voting power, if the Company has the decision making power over the special-purpose entity’s activities, risk, benefit and other.

The existence of the potential voting power available to exercise or to convert, presently, is considered when evaluating whether or not the Bank has control over an entity. An entity is included in the consolidation, as a subsidiary, once such control is established, while it is excluded from consolidation once it loses such control.

Acquisitions of subsidiaries are accounted for using the acquisition method. The consideration for each acquisition is measured at the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, equity instruments issued by the Bank and acquisition-related costs. The identifiable assets acquired, liabilities and contingent liabilities are recognized at their fair value at the acquisition date without reference to non-controlling interests. Any excess of the consideration given over the Bank’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of a subsidiary recognized at the date of acquisition is recognized as goodwill; if less, the difference is directly recognized as other comprehensive income.

Unrealized gains or losses resulting from the transactions within entities in the Bank are eliminated. If the accounting principle used by a subsidiary of the Bank is other than that of the Bank’s, necessary adjustments are made to its financial statements for the Bank’s purposes.

2) Non-controlling interests

The components of net income and other comprehensive income are attributed to the owners of the Bank and the non-controlling interest holders. Total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interest holders, even if this results in the non-controlling interests having a deficit balance. Changes in the Bank’s ownership interests in subsidiaries, without loss of control, are accounted for as equity transactions.

3) Investments in Associates and joint ventures

An associate is an entity over which the Bank has significant influence but does not have direct or indirect control. Significant influence is generally presumed to exist when the Bank holds 20% or more, but less than 50%, of the voting rights. Such investments in associates and joint ventures are measured an acquisition cost at acquisition date and since then are accounted for using the equity method. The identifiable goodwill (net book value) is included in investment amounts in associate.

The Bank’s interests in its associate’s income are recognized in the consolidated statements of comprehensive income. The changes in the associate’s retained earnings are recognized by the Company as retained earnings. However, when the Company’s share in an associate changes due to a capital increase or decrease of the associate, such changes are recognized in other equity (change in interests of equity method securities).

(3) Accounting for foreign currency translation

1) Functional currency and presentation currency

The Bank are presented in the currency of the primary economic environment in which the Bank operates (its functional currency). The separate financial statements are expressed in Korean Won, which is the functional and the presentation currency of the Bank.

2) Translation of foreign currency transactions and balances at the end of reporting period

In preparing the financial statements of the Bank, transactions in currencies other than the Bank’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Exchange differences on monetary items that are qualified as hedging instruments in a cash flow hedge and form part of the Bank’s net investment in a foreign operation are recognized in equity.

The Bank is recognizing amortized cost and exchange rate variation effect as gains and losses of current period, and variation of fair value as other comprehensive gains and losses both of which are among the variation of monetary securities of foreign currency classified as available-for-sale financial instruments. And the Bank is recognizing the change in fair value and foreign exchange rate on the non-monetary securities of foreign currency classified as available-for-sale financial asset, in the other comprehensive income.

(4) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investment assets that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value.

(5) Financial assets and financial liabilities

1) The classification of financial assets

Financial assets are classified into the following categories depending on the nature and purpose of possession: financial assets at fair value through profit or loss (“FVTPL”), loans and receivables, available-for-sale (“AFS”) financial assets and held-to-maturity (“HTM”) investments.

The Bank decides the classification of financial assets at initial recognition.

a) Financial assets at FVTPL

Financial assets are classified at FVTPL when the financial asset is either held for trading or it is designated at FVTPL. A financial asset is classified as held for trading if the following criteria are met:

•	acquired or incurred principally to sell or repurchase during a short period of time;

•	part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking; and

•	a derivative (except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument).

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a recognition or measurement inconsistency that would otherwise arise;

•	the financial asset forms part of a group of financial assets, which is managed and its performance is evaluated on a fair value basis, in accordance with the Bank’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and K-IFRS 1039 “Financial Instruments: Recognition and Measurement” permits the entire hybrid (combined) contract to be designated as at FVTPL.

b) Loans and receivables

Non-derivative financial assets that have fixed or determinable payments that are not quoted in an active market are classified as ‘loans and receivables.’

c) AFS financial assets

AFS financial assets are those non-derivatives financial assets that are either designated as AFS financial assets on initial recognition or are not classified as financial assets at FVTPL, held-to-maturity investments or loans and receivables.

d) HTM financial assets

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Bank has the positive intent and ability to hold to maturity.

2) Financial liabilities classification

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities measured at amortized costs.

a) Financial liabilities at FVTPL

Financial liabilities are classified at FVTPL when the financial liabilities are either held for trading or they are designated at FVTPL. A financial liability is classified as held for trading if the following criteria are met:

•	acquired or incurred principally for the purpose of selling or repurchasing it in the near term;

•	part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking; and

•	a derivative (except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument).

A financial liability other than a financial liability held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a recognition or measurement inconsistency that would otherwise arise; or

•	the financial liabilities forms part of a group of financial liabilities, which is managed and its performance is evaluated on a fair value basis, in accordance with the Bank’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and K-IFRS 1039 “Financial Instruments: Recognition and Measurement” permits the entire hybrid (combined) contract to be designated as at FVTPL.

b) Financial liabilities measured at amortized costs

Financial liabilities that are not classified as at FVTPL are measured at amortized costs. Deposits and debt securities that are not designated as at FVTPL are classified as financial liabilities measured at amortized costs.

3) Recognition and Measurement

Standard trading transaction of a financial asset is recognized at the date of transaction when the Bank becomes a party to the contractual provisions of the asset. All types of financial instruments, except financial assets/liabilities at FVTPL, are measured at fair value at initial recognition plus transaction costs that are directly attributable to the acquisition (issuance). Financial assets/liabilities at FVTPL are initially recognized at fair value and transaction costs directly attributable to the acquisition (issuance) are recognized in the consolidated statements the consolidated statements of comprehensive income.

Financial assets/liabilities at FVTPL and AFS financial assets are subsequently measured at fair value. HTM financial assets, loans and receivables and other financial liabilities are measured at amortized costs using the effective interest rate method.

Gains or losses arising from changes in the fair value of the financial assets/liabilities at FVTPL are presented in the consolidated statements of comprehensive income during the period in which they arise. Changes in the fair value of AFS financial assets, are recognized in other comprehensive income.

Dividend income of financial assets at FVTPL and AFS financial assets is recognized in net income when the Bank’s right to receive the dividend is established.

Where the AFS financial asset is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in other comprehensive income is reclassified to gain or loss.

4) Derecognition of financial assets

The Bank derecognizes a financial asset when the contractual right to the cash flows from the asset is expired, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another company. If the Bank neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Bank recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. Financial liabilities are derecognized from the balance sheet only if the contractual obligations are discharged, cancelled, or expired.

(6) Offsetting financial instruments

Financial assets and liabilities are presented net in the consolidated statements of financial position when the Bank has an enforceable legal right to set off and an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

(7) Impairment of the financial assets

1) Assets measured at amortized costs

The Bank assesses at the end of each reporting period whether there is any objective evidence that a financial asset (or a group of financial assets) is impaired. A financial asset (or a group of financial assets) is considered to be impaired when there is objective evidence of impairment loss as a result of one or more events (hereinafter the “loss event”) that occurred after the initial recognition and the estimated future cash flows of the financial asset have been affected.

The criteria used to determine whether there is objective evidence of impairment include:

•	significant financial difficulty of the issuer or obligor; or

•	a breach of contract, such as a default or delinquency in interest or principal payments; or

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the

•	borrower a concession that the lender would not otherwise consider; or

•	it becoming probability that the borrower will enter bankruptcy or financial re-organization; or

•	the disappearance of an active market for the financial asset due to financial difficulties; or

•	observable data indicating that there is a measurable decrease in the estimated future cash flows of a group of financial assets after initial recognition, although the decrease in the estimated future cash flows of individual financial assets included in the Bank is not identifiable.

For individually significant financial assets, the Bank assesses whether objective evidence of impairment exists individually, and it assesses for impairment of financial assets that are not significant on an individual or collective basis. If there is no objective evidence of impairment exists for financial assets individually assessed, the Bank includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets for which the Bank recognizes impairment based on an individual assessment or impairment loss is continuously recognized are not subject to a collective impairment assessment.

The amount of impairment loss is the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit loss that are not yet incurred), which is discounted at the original effective interest rate. The amount of impairment loss is reduced directly from the asset’s carrying value or by using a provision account, and it is recognized in net income of current period.

For loans and receivables or held-to-maturity financial assets with a variable interest rate, the current effective interest rate, which is determined under the contract, is used to measure impairment loss.

Whether collateral inflow is probable or not, the present value of the estimated future cash flows of a collateralized financial asset is calculated as the cash flows, which may arise from collateral inflow, less costs of acquiring and selling the collateral.

Future cash flows for a group of financial assets that are collectively assessed for impairment are estimated based on the historical loss experience of assets having credit risk characteristics, similar to those in the Bank of financial assets. If historical loss experience is not enough or not existed, similar corporation’s comparable historical loss experience of a group of financial assets is used. The effects of current conditions that do not have an impact in the historical loss experience period are reflected, and the historical loss experience is adjusted based on the current observable data in order to remove the effects of conditions that currently do not exist but existed in the historical loss experience period.

For a collective assessment for impairment, financial assets are classified based on similar credit risk characteristics (i.e. based on the assessment of credit risk or grading process, considering asset type, industry, geographical location, collateral type, past-due status, and other relevant elements) indicating the debtor’s ability to pay all amounts of debt under the contractual terms. These characteristics are relevant to the estimation of future cash flows for group of such assets as being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated.

When estimating the changes in future cash flows, observable data (i.e. an impairment loss arisen from a group of assets, an unemployment rate indicating the loss and its parameter, asset price, product price, or payment status) need to be consistently reflected. The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce the difference between loss estimates and actual loss experience.

When the amount of impairment loss decreases subsequently and the decrease is related to an event occurred after the impairment is recognized (i.e. an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed directly from or by adjusting the provision account. The reversed amount is recognized in net income of current period.

2) AFS financial assets

The Bank assesses at the end of each reporting period whether there is objective evidence that the Bank’s financial asset (or a group of financial assets) is impaired. For debt securities, the Bank uses the criteria refer to 1) above.

For equity investments classified as AFS financial assets, a significant or prolonged decline in the fair value below the cost is objective evidence of impairment. If there is objective evidence of impairment for AFS financial assets, the cumulative loss, which recognizes the difference between the acquisition cost and the current fair value as other comprehensive income except the impairment loss previously recognized in gain or loss, is removed from equity and recognized in gain or loss. For AFS equity instruments, impairment losses recognized in gain or loss are not reversed through gain or loss. When the fair value of AFS debt instrument increases in a subsequent period and the evidence is objectively related to an event occurred after recognizing the impairment loss, the impairment loss is reversed and recognized in gain or loss of current period.

(8) Investment properties

The Bank classifies the property held to earn rental or capital gain purpose as investment property. The investment property is measured at its cost on initial recognition plus transaction costs arising at acquisition and after recognition, and is presented at cost less accumulated depreciation and accumulated impairment loss as carrying value.

Subsequent costs are recognized in carrying amount of an asset or as an asset if it is probable that future economic benefits associated with the assets will flow into the Bank and the cost of the asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, all other investment properties are depreciated based on the respective assets’ estimated useful lives using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

(9) Tangible assets

Tangible assets are stated at cost less subsequent accumulated depreciation and accumulated impairment losses. The cost of an item of tangible assets is directly attributable to their purchase or construction, which includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. However, under K-IFRS 1101 “First-time Adoption of Korean International Financial Reporting Standards”, certain tangible assets such as land and buildings were measured at fair value, which is regarded as deemed cost, at the date of transition to K-IFRS.

Subsequent costs to replace part of the tangible assets are recognized in carrying amount of an asset or as an asset if it is probable that the future economic benefits associated with the assets will flow into the Bank and the cost of an asset can be measured reliably. The carrying amount of the replaced part is eliminated from the books. Routine maintenance and repairs are expensed as incurred.

Tangible assets are depreciated on a straight-line basis on the estimated economic useful lives as follows:

Classification	Useful life
Buildings used for business purpose	35 to 57 years
Structures in leased office	4 to 5 years
Movable properties for business purposes	4 to 5 years

The Bank reviews the depreciation method, the estimated useful lives and the residual values of fixed assets at the end of each annual reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate. When the carrying amount of a fixed asset exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.

(10)	Intangible assets

Intangible assets are stated at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment losses.

Expenditures incurred in conjunction with development of new products or technology, in which the elements of costs can be individually identified and future economic benefits are probably expected, are capitalized as development costs under intangible assets. If the Bank donates assets, such as buildings, to the government and is given a right to use or benefit from the assets, the donated assets are recorded as beneficial donated assets under intangible assets.

Intangible assets, such as development costs, beneficial donated assets, patents, and others, are amortized using the straight-line method over the estimated useful lives, which are five years for development costs, contractual contact period for the beneficial donated assets, five years for patents and three to ten years for other intangible assets.

(11) Impairment of non-monetary assets

Intangible assets, including goodwill and membership, with indefinite useful lives are tested for impairment annually. All other assets are tested for impairment when there is an objective indication that the carrying amount may not be recoverable, and if the indication exists, the Bank estimates the recoverable amount.

Impairment loss is recognized to the carrying amount exceeding recoverable amount which is the higher of value in use and net fair value less costs to sell.

For impairment testing purposes, assets are allocated to each of the Bank’s cash-generating units (the “CGU”). Non-monetary assets, except for goodwill impaired, are reviewed in subsequent periods for potential recovery of value and reversal or impairment previously recognized, at the end of each reporting period.

(12) Leases

A lease is classified as a financial lease, if it transfers substantially all the risks and rewards incidental to ownership. Assets held under finance leases are initially recognized as assets of the Bank at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated statements of financial position as a finance lease obligation. Lease obligation deducting related financial cost is recognized as a financial lease liability. Interest factor included in financial cost is reflected in the consolidated statements of comprehensive income statement to achieve a constant rate of interest on the remaining balance of the liability.

All other leases are classified as operating leases and are not recognized as an asset in the consolidated statements of financial position. Operating lease payments are recognized as expenses amortized over the lease period using the straight-line method after deducting any incentives from the lessor.

(13) Derivative instruments

Derivatives are initially recognized at fair value at the date the derivative contract is entered into, and they are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in net income immediately unless the derivative is designated and effective as a hedging instrument.

The Bank designates certain hedging instrument to:

•	hedge of the exposure to changes in fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge);

•	hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge); and

•	hedge of a net investment in a foreign operation.

At the inception of the hedge relationship, the Bank documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Bank documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

a) Fair value hedges

Changes in the fair value of derivatives that are designated and qualified as fair value hedges are recognized in gain or loss immediately, together with any change in the fair value of the hedged asset or liability that are attributable to the hedged risk. Hedge accounting is discontinued when the Bank revokes the hedging relationship, when the hedging instrument no longer qualifies for hedge accounting and the fair value adjustment to the carrying amount of the hedged item is amortized to gain or loss from that date to maturity using the effective interest rate method.

b) Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualified as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in net income. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to net income in the periods when the hedged item is recognized in net income.

Hedge accounting is discontinued when the hedging instrument expires or is sold, or it is no longer qualified for hedge accounting, and any gain or loss accumulated in equity at that time remains in equity and is recognized in net income when the forecast transaction is ultimately recognized. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in net income.

(14) Assets held for sale

The Bank classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. Non-current assets (or disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(15) Compound financial instruments

The component parts of compound financial instruments issued by the Bank are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible instrument. This amount is recorded as a liability on an amortised cost basis using the effective interest rate method until extinguished upon conversion or at the instrument’s maturity date. The equity component is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognised and included in equity and is not subsequently remeasured. The transaction cost related to the issuance of compound financial instrument is allocated to the liability and equity component proportionately to the amounts issued.

(16) Provisions

The Bank recognizes provisions if it has a present or contractual obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount of the obligation is reliably estimated. Provisions are not recognized for future operating losses.

The Bank recognizes provisions related to the unused portion of card, payment guarantees and litigations. Where the Bank is required to restore a leased property that is used as a branch, to an agreed condition after the contractual term expires, the present value of expected amounts to be used to dispose, decommission or repair the facilities as an asset retirement obligation. Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the obligations as a whole. Although the likelihood of outflow for any one item may be small, if it is probable that some outflow of resources will be needed to settle the obligations as a whole, a provision is recognized.

Provisions are recognized when the Bank has a present obligation as a result of a past event. It is probable that the Bank will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the present value of the best estimate of the consideration required to settle the present obligation at the end of the reporting period. The discount rate used in calculating the present value is the pre-tax discount rate that takes into account the risks and uncertainties surrounding the obligation. The increase in provisions due to the passage of time is recognized as interest expense.

(17) Equity instruments issued by Banks

1)	Common stock

The Bank recognizes common stock as equity. Direct expenses related to the issuance of common stock are recognized as a deduction from equity, net of any tax effects.

2)	Hybrid Capital Instruments

The Bank’s capital instruments in accordance with the terms of agreement are classified as financial liabilities or equity instruments. If the contractual agreements allow the Bank to indefinitely extend the maturity date and defer the payment of interest without a modification of the other terms of the instrument such as interest rate, and the Bank has the ability to not pay dividends on ordinary stock and there are no other agreements that would require the Bank to pay interest on the hybrid instruments, hybrid capital instruments could be classified as equity instruments and part of the capital.

(18) Financial guarantee contracts

A financial guarantee contract refers to the contract that requires the issuer to pay the specified amounts to reimburse the holder for a loss because the specified debtor fails to make payment when due under original or revised contractual terms of debt instruments. The financial guarantee contract is measured on initial recognition at the fair value, and the fair value is amortized over the financial guarantee contract term.

After initial recognition, financial guarantee contract is measured at the higher of:

•	the present value of estimated payment under the contracts; and

•	initially recognized amount of financial guarantee contract less recognized accumulated amortization in accordance with K-IFRS 1018 ‘Revenue’.

(19) Interest income and expense recognition

The Bank recognizes interest income and expenses from held-to-maturity financial assets measured at amortized cost, loans and receivables, and other financial liabilities on an accrual basis using the effective interest method.

Effective interest method is the method of calculating the amortized cost of financial assets or liabilities and allocating the interest income or expense over the relevant period. The effective interest rate reconciles the expected future cash in and out through the expected life of financial instruments or shorter period if appropriate, and net carrying value of financial assets or liabilities. When calculating the effective interest rate, the Bank estimates future cash flows considering all contractual terms of the financial instruments such as prepayment option, except the loss on future credit risk. Also, effective interest rate calculation reflects commission, points (only responsible for the effective interest rate) that are paid or earned between contracting parties, transaction costs, and other premiums and discounts.

(20) Dividends Income

Dividend income from investments is recognized when the shareholder’s right to receive payment has been established.

(21) Employee benefits

1) Short-term employee benefits

The Bank recognizes the undiscounted amount of short-term employee benefits expecting payment in exchange for the services when the employee renders services. The Bank, also, recognizes relevant liabilities and expenses in the case of accumulating compensated absences, when the employees render service that they are entitled to future compensated absences. Though the Bank may have no legal obligation to pay a bonus, considering some cases, the Bank has a practice of paying bonuses. In such cases, the Bank has a constructive obligation, and thus the Bank recognizes expenses and liabilities when employees render service.

2) Retirement benefits

The Group offers a wide variety of retirement benefit plans and, in general, it raises the amounts computed based on actuarial assumptions through the payment regarding additional fund in which the insurance company or fiduciary manages.

The Bank operates both defined benefit and defined contribution plans. The defined contribution plan is the retirement benefit plans that pay the fixed amount of bonus to other fund organizations. The Bank does not have any legal or constructive obligations to make further payment even if it does not pay all employee benefits relating to employee service rendered to the Bank in the current and prior periods.

For defined benefit plans, the liability recognized in the balance sheet is the present value of the current defined benefit obligation at the balance sheet date, less the fair value of plan assets, adjusted for unrecognized past service cost.

The defined benefit obligation is calculated on an annual basis by independent actuaries according to the projected unit credit method. The present value of defined benefit obligations is expressed in a currency in which retirement benefits will be paid and is calculated by discounting expected future cash outflows with the interest rate of high quality corporate bonds which maturity is similar to the payment date of retirement benefit obligations.

Actuarial gains and losses arising from the difference between changes in actuarial assumptions and assumptions and actual experience are recognized in net income in the period in which they occur.

Past service cost is reflected immediately in net income. However, past service cost is recognized as an expense on a straight-line basis over the vesting period when changes in retirement pension plan continues to require employees to remain on work duties during the vesting period.

Being connected to defined contribution plans, the Bank mandatorily, contractually, or voluntarily pays contributions to pension insurance plans, which are managed publicly or privately. The Bank has no payment obligations after contributions are paid. Contributions are recognized as employee benefit expense at a due date for payment. Prepaid contributions are recognized a decrease in future payment due to the excessive contributions or available refund as assets.

3) Termination benefits

Termination benefits are paid when employment is terminated by the Bank before the normal retirement date or an employee accepts voluntary retirement in exchange for benefits. The Bank recognizes termination benefits when employment is terminated based on detailed formal plans or voluntary retirement is encouraged, providing termination benefits. Termination benefits are discounted at present value when they are due more than twelve months after the reporting date.

(22) Income tax expense

Income tax comprises current tax and deferred tax.

1)	Current tax

Current tax expenses are calculated based on the basis of tax laws that have been enacted by the reporting date or substantively enacted in the countries where the Bank operates and generates taxable income.

2)	Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit. However, the Bank does not recognize deferred tax arising on the initial recognition of an asset or a liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither accounting profit nor taxable profit.

Deferred taxes are determined using tax rates and laws that have been enacted by the reporting date — the date when the relevant deferred tax assets are realized and the deferred tax liabilities are settled — or substantially enacted.

Deferred income tax assets are recognized if future taxable profits are probable so that the temporary differences can be used. Deferred income tax liabilities are provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Bank and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention either to settle the balances on a net basis or to realize the asset and settle the liability simultaneously.

3)	Recognition of current tax and deferred tax

Income tax is recognized in net income except to the extent that it relates to items recognized in other comprehensive income or directly in equity.

(23)	Earnings per share (“EPS”)

Basic EPS is calculated by earnings subtracting the dividends paid to holders of preferred stock and hybrid securities from the net income attributable to ordinary shareholders from the statements of comprehensive income and dividing by the weighted average number of common shares outstanding. Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of all dilutive potential common shares.

(24)	Origination fees and costs

The commission, which is part of the effective interest rate of loans, is accounted for as deferred origination fees. Incremental cost related to the acquisition or disposal is accounted for as deferred origination costs, and it is amortized on the effective interest method and included in interest income on loans.

(25) Accounting principle for loan sales

When the Bank disposes of loans based on valuations performed by a third party independent specialist (institution) using a reasonable and rational method, the difference between the book value and the selling price is recognized as gains or losses on disposal of loans.

(26) Segment reporting

An operating segment is the level of business activity at which management reports to chief operating decision maker, for decision making purposes. In addition, the chief operating decision maker is responsible for evaluating the resources distributed to and the performance of an operating segment.

(27) The reclassification of financial statements for the prior period

The Bank retroactively adjusted the financial statements for the prior period in order to make it easier to compare the separate financial statements of the current period and such reclassification did not have an effect on net assets and net income of the Bank.

(28) Accounting developments

The Bank has not applied the following new and revised IFRSs that have been issued but are not yet effective:

Amendments to K-IFRS 1107 Disclosures – Transfers of Financial Assets

The amendments to K-IFRS 1107 increase the disclosure requirements for transactions involving transfers of financial assets. These amendments are intended to provide greater transparency around risk exposures when a financial asset is transferred but the transferor retains some level of continuing exposure in the asset. It will be applied for annual periods beginning on or after July 1, 2011.

Amendments to K-IFRS 1012 Deferred Tax – Recovery of Underlying Assets

Under the amendments, investment properties that are measured using the fair value model in accordance with K-IFRS 1040 Investment Property and property and equipment that are measured using revaluation model in accordance with K-IFRS 1016 Property, plant and equipment are presumed to be recovered through sale for the purposes of measuring deferred taxes. It will be applied for annual periods beginning on or after January 1, 2012.

Amendments to K-IFRS 1019 – Employee Benefits

The amendments to K-IFRS 1019 relates to eliminate on of the ‘corridor approach’ permitted under the previous version of K-IFRS 1019 and accelerate the recognition of past service costs. The amendments to K-IFRS 1019 are effective for annual periods beginning on or after January 1, 2013.

Enactment of K-IFRS 1113 Fair Value Measurement

K-IFRS 1113 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. K-IFRS 1113 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

The Bank anticipates that the amendments listed above may not have significant impact on the Bank’s financial statements.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The significant accounting estimates and assumptions are continually evaluated and are based on historical experience and various factors including expectations of future events that are considered to be reasonable. Actual results can differ from those estimates based on such definitions. The following are the accounting estimates and assumptions that have a significant risk of causing changes to the carrying amounts of assets and liabilities within the next accounting period.

(1) Fair value of financial instruments

The fair value of financial instruments that are not traded in active markets is established by using valuation techniques. The Bank uses its judgment to select a variety of valuation techniques and make assumptions based on the market conditions as of December 30, 2011.

(2) Impairment loss on financial assets

The Bank individually recognizes an impairment loss for financial assets by assessing the occurrence of loss events or it assesses impairment for a group of financial assets with similar credit risk characteristics. Impairment loss for financial assets is the difference between such assets’ carrying value and the present value of estimated recoverable cash flows. The estimation of future cash flows requires management judgment.

4.	RISK MANAGEMENT

The Bank’s operating activity is exposed to various financial risks; hence, the Bank is required to analyze and assess the level of complex risks, determine the permissible level of risks and manage such risks.

The Bank’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as to how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Bank has established an approach to manage the acceptable level of risks and eliminate the excessive risks in financial instruments in order to maximize the profit given the risks present, for which the Bank has implemented processes for risk recognition, measurement and assessment, control, and monitoring and reporting. The risk is managed by the risk management department based on the Bank’s policy. The Risk Management Committee, as the highest decision making body, makes decisions on the risk strategies such as allocation of capital at risk and establishment of risk limit.

(1) Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Bank’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

•	Credit risk management

In order to measure its credit risk, the Bank considers the possibility of failure in performing its obligation to its counterparties, credit exposure in the counterparty and associated default risk and the rate of default loss. The Bank uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Bank utilizes statistical methods used the obligor’s financial statements and non-quantitative Method by management’ judgment. In the case of small business models, the Bank utilizes a grade derived using representative credit grade.

•	Risk limit management

In order to manage credit risk limit, the Bank establishes and manages the appropriate credit line by obligor, company and industry through the management of obligors, total exposures and loan portfolios when approving the loan.

•	Credit risk mitigation

The Bank mitigates credit risk on Bank-owned assets through the purchase of financial collateral, physical collateral, guarantees, on-balance sheet netting and credit derivatives that becomes less related with the obligor’s credit condition. The Bank has adopted the entrapment method among the credit risk mitigation techniques as acknowledged by BASEL II standards and reflected the amount of credit risk mitigation concerning qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Bank regularly performs a revaluation of those collaterals reflecting such credit risk mitigation.

1)	Maximum exposure to credit risk

The maximum exposure to credit risk is as follows (Korean Won in millions):

		December 31, 2011		December 31, 2010		January 1, 2010
Loans and receivables	Government	￦	791,517	￦	408,256	￦	293,825
	Banks		443,695		694,259		604,428
	Corporates		13,720,442		11,475,103		11,018,005
	Consumers		5,634,340		4,618,741		4,455,282

	Sub-total		20,589,994		17,196,359		16,371,540

Financial assets at FVTPL	Short-term debt securities		86,572		87,986		67,986
	Derivative for trading		157,279		187,384		225,193

	Sub-total		243,851		275,370		293,179

AFS financial assets	AFS debt securities		1,578,646		1,309,737		1,357,261
HTM financial assets	HTM debt securities		2,150,067		1,829,818		1,533,946
Off –balance	Guarantees		676,206		688,748		776,199
	Loan commitments		4,557,022		3,724,631		3,420,495

	Sub-total		5,233,228		4,413,379		4,196,694

	Total	￦	29,795,786	￦	25,024,663	￦	23,752,620

2)	Credit risk of loans and receivables

The credit risk of loans and receivables by customer type and loan condition are as follows (Unit: Korean Won in millions):

(December 31, 2011)	Government		Banks		Business		Consumers		Total
Loans neither overdue nor impaired	￦	791,658	￦	445,188	￦	13,503,014	￦	5,596,128	￦	20,335,988
Loans overdue but not impaired		—		—		18,538		32,821		51,359
Impaired loans		1		—		319,273		16,659		335,933

Total		791,659		445,188		13,840,825		5,645,608		20,723,280

Allowances for possible loan losses		142		1,493		120,384		11,267		133,286

Net	￦	791,517	￦	443,695	￦	13,720,441	￦	5,634,341	￦	20,589,994

(December 31, 2010)	Government		Banks		Business		Consumers		Total
Loans neither overdue nor impaired	￦	409,923	￦	696,496	￦	11,290,283	￦	4,577,179	￦	16,973,881
Loans overdue but not impaired		—		—		96,251		35,732		131,983
Impaired loans		—		—		285,229		17,975		303,204

Total		409,923		696,496		11,671,763		4,630,886		17,409,068

Allowances for possible loan losses		1,667		2,236		196,660		12,146		212,709

Net	￦	408,256	￦	694,260	￦	11,475,103	￦	4,618,740	￦	17,196,359

(January 1, 2010)	Government		Banks		Business		Consumers		Total
Loans neither overdue nor impaired	￦	294,940	￦	607,066	￦	10,908,407	￦	4,415,681	￦	16,226,094
Loans overdue but not impaired		—		—		95,054		33,379		128,433
Impaired loans		—		—		152,952		22,217		175,169

Total		294,940		607,066		11,156,413		4,471,277		16,529,696

Allowances for possible loan losses		1,115		2,638		138,408		15,995		158,156

Net	￦	293,825	￦	604,428	￦	11,018,005	￦	4,455,282	￦	16,371,540

3)	Creditability of loans and receivables

The Bank manages its loans and receivables that are not overdue or impaired through an internal rating system. Details are as follows (Unit: Korean Won in millions):

(December 31, 2011)	Government		Banks		Business								Consumers		Total
					General business		Small medium sized enterprise		Special lending		Sub-total
Above the appropriate credit rating	￦	791,517	￦	449,324	￦	4,568,212	￦	678,553	￦	649,933	￦	5,896,698	￦	4,594,544	￦	11,732,083
Below the constraint credit rating		—		—		5,597,584		1,625,650		342,988		7,566,222		997,515		8,563,737

Total	￦	791,517	￦	449,324	￦	10,165,796	￦	2,304,203	￦	992,921	￦	13,462,920	￦	5,592,059	￦	20,295,820

(December 31, 2010)	Government		Banks		Business								Consumers		Total
					General business		Small medium sized enterprise		Special lending		Sub-total
Above the appropriate credit rating	￦	408,256	￦	698,410	￦	3,394,043	￦	571,784	￦	703,976	￦	4,669,803	￦	3,823,764	￦	9,600,233
Below the constraint credit rating		—		—		5,059,971		1,235,069		227,514		6,522,554		749,447		7,272,001

Total	￦	408,256	￦	698,410	￦	8,454,014	￦	1,806,853	￦	931,490	￦	11,192,357	￦	4,573,211	￦	16,872,234

(January 1, 2010)	Government		Banks		Business								Consumers		Total
					General business		Small medium sized enterprise		Special lending		Sub-total
Above the appropriate credit rating	￦	293,825	￦	614,817	￦	2,994,233	￦	470,439	￦	921,132	￦	4,385,804	￦	3,713,402	￦	9,007,848
Below the constraint credit rating		—		—		4,669,132		1,315,244		427,734		6,412,110		695,092		7,107,202

Total	￦	293,825	￦	614,817	￦	7,663,365	￦	1,785,683	￦	1,348,866	￦	10,797,914	￦	4,408,494	￦	16,115,050

4)	Aging analysis of loans and receivables

Aging analysis of loans and receivables overdue but not impaired are as follows. The value of collateral held is the collateral-allocated amount used when calculating the respective provisions for bad debt (Unit: Korean Won in millions):

(December 31, 2011)
	Government		Banks		Business								Consumers		Total
Overdue					General business		Small medium sized enterprise		Special lending		Sub-total
Less than 30 days	￦	—	￦	—	￦	8,710	￦	6,312	￦	—	￦	15,022	￦	26,531	￦	41,553
30 to 60 days		—		—		970		997		—		1,967		2,857		4,824
60 to 90 days		—		—		55		1,092		—		1,147		1,492		2,639

Total	￦	—	￦	—	￦	9,735	￦	8,401	￦	—	￦	18,136	￦	30,880	￦	49,016

Collateral value	￦	—	￦	—	￦	5,412	￦	7,926	￦	—	￦	13,338	￦	25,513	￦	38,851

(December 31, 2010)
	Government		Banks		Business								Consumers		Total
Overdue					General business		Small medium sized enterprise		Special lending		Sub-total
Less than 30 days	￦	—	￦	—	￦	40,810	￦	5,113	￦	—	￦	45,923	￦	26,851	￦	72,774
30 to 60 days		—		—		40,247		1,030		—		41,277		3,555		44,832
60 to 90 days		—		—		8,024		488		—		8,512		3,773		12,285

Total	￦	—	￦	—	￦	89,081	￦	6,631	￦	—	￦	95,712	￦	34,179	￦	129,891

Collateral value	￦	—	￦	—	￦	44,508	￦	5,473	￦	—	￦	49,981	￦	29,643	￦	79,624

(January 1, 2010)
	Government		Banks		Business								Consumers		Total
Overdue					General business		Small medium sized enterprise		Special lending		Sub-total
Less than 30 days	￦	—	￦	—	￦	32,753	￦	4,708	￦	18,823	￦	56,284	￦	26,211	￦	82,495
30 to 60 days		—		—		22,280		2,131		—		24,411		3,587		27,998
60 to 90 days		—		—		11,842		729		—		12,571		1,591		14,162

Total	￦	—	￦	—	￦	66,875	￦	7,568	￦	18,823	￦	93,266	￦	31,389	￦	124,655

Collateral value	￦	—	￦	—	￦	33,142	￦	6,873	￦	19,590	￦	59,605	￦	25,983	￦	85,588

5)	Individually impaired loans and receivables

The loans and receivables that were determined to be impaired, based on individual assessment, are as follows. The value of collateral held is the collateral-allocated amount used when calculating the respective provisions for bad debt (Unit: Korean Won in millions):

(December 31, 2011)	Government		Banks		Business								Consumers		Total
					General business		Small medium sized enterprise		Special lending		Sub-total
Loans and receivables condition impairs	￦	—	￦	—	￦	128,311	￦	10,123	￦	95,335	￦	233,769	￦	11,402	￦	245,171
Collateral value		—		—		161,914		14,692		89,450		266,056		11,609		277,665

(December 31, 2010)	Government		Banks		Business								Consumers		Total
					General business		Small medium sized enterprise		Special lending		Sub-total
Loans and receivables condition impairs	￦	—	￦	—	￦	85,987	￦	10,635	￦	86,262	￦	182,884	￦	11,349	￦	194,233
Collateral value		—		—		84,242		12,034		147,215		243,491		11,793		255,284

(January 1, 2010)	Government		Banks		Business								Consumers		Total
					General business		Small medium sized enterprise		Special lending		Sub-total
Loans and receivables condition impairs	￦	—	￦	—	￦	88,072	￦	19,435	￦	8,931	￦	116,438	￦	15,399	￦	131,837
Collateral value		—		—		96,626		19,379		9,231		125,236		16,754		141,990

6)	Creditability of debt securities

The Bank manages debt securities based on the external credit rating. Financial information demonstrating the credit soundness of debt securities on the basis of ECAI’s (External Credit Assessment Institution) rating is as follows (Unit: Korean Won in millions):

(December 31, 2011)
Level	Trading purpose at FVTPL		Designated at FVTPL		AFS securities		HTM securities		Total
AAA	￦	86,572	￦	—	￦	1,270,132	￦	1,935,047	￦	3,291,751
AA-~AA+		—		—		225,925		215,020		440,945
BBB-~A+		—		—		80,743		—		80,743
Below BBB-		—		—		—		—		—
Bankruptcy grade		—		—		1,845		—		1,845

Total	￦	86,572	￦	—	￦	1,578,645	￦	2,150,067	￦	3,815,284

(December 31, 2010)
Level	Trading purpose at FVTPL		Designated at FVTPL		AFS securities		HTM securities		Total
AAA	￦	87,986	￦	—	￦	978,384	￦	1,666,085	￦	2,732,455
AA-~AA+		—		—		119,585		163,733		283,318
BBB-~A+		—		—		209,946		—		209,946
Below BBB-		—		—		—		—		—
Bankruptcy grade		—		—		1,822		—		1,822

Total	￦	87,986	￦	—	￦	1,309,737	￦	1,829,818	￦	3,227,541

(January 1, 2010)
Level	Trading purpose at FVTPL		Designated at FVTPL		AFS securities		HTM securities		Total
AAA	￦	53,221	￦	—	￦	1,205,008	￦	1,415,264	￦	2,673,493
AA-~AA+		14,766		—		150,384		118,682		283,832
BBB-~A+		—		—		—		—		—
Below BBB-		—		—		—		—		—
Bankruptcy grade		—		—		1,868		—		1,868

Total	￦	67,987	￦	—	￦	1,357,260	￦	1,533,946	￦	2,959,193

7)	Geographical distribution of credit risk

The geographical distribution of credit risk of financial asset as of December 31, 2011, December 31, 2010 and January 1, 2010 is all domestic, except for specific available-for-sale (AFS) financial assets amounted to 1,845 million Won, 1,822 million Won and 1,868 million Won, respectively.

8)	Industrial distribution of credit risk

The industrial distribution of credit risk of financial asset, which has been sorted into service industry, manufacturing industry and others (including retail), in accordance with the standard industrial classification code, is as follows (Unit: Korean Won in millions):

(December 31, 2011)
		Service		Manufacturing		Others		Total
Loans and receivables	Government	￦	—	￦	—	￦	791,517	￦	791,517
	Banks		30,464		—		413,231		443,695
	Corporates		4,019,369		7,980,294		1,720,779		13,720,442
	Consumers		80,516		140,162		5,413,662		5,634,340

	Sub-total		4,130,349		8,120,456		8,339,189		20,589,994

Financial assets at FVTPL	Short-term debt securities		86,572		—		—		86,572
	Derivative for trading		42,957		46,118		68,204		157,279

	Sub-total		129,529		46,118		68,204		243,851

AFS financial assets	AFS debt securities		666,539		70,763		841,344		1,578,646
HTM financial assets	HTM debt securities		467,319		—		1,682,748		2,150,067
Off –balance	Guarantees		112,100		465,022		99,084		676,206
	Loan commitments		937,474		2,146,673		1,472,875		4,557,022

	Sub-total		1,049,574		2,611,695		1,571,959		5,233,228

	Total	￦	6,443,310	￦	10,849,032	￦	12,503,444	￦	29,795,786

(December 31, 2010)
		Service		Manufacturing		Others		Total
Loans and receivables	Government	￦	—	￦	—	￦	408,256	￦	408,256
	Banks		129,671		—		564,588		694,259
	Corporates		3,703,030		6,447,347		1,324,726		11,475,103
	Consumers		47,016		74,224		4,497,501		4,618,741

	Sub-total		3,879,717		6,521,571		6,795,071		17,196,359

Financial assets at FVTPL	Short-term debt securities		69,846		—		18,140		87,986
	Derivative for trading		74,446		41,637		71,301		187,384

	Sub-total		144,292		41,637		89,441		275,370

AFS financial assets	AFS debt securities		620,301		20,437		668,999		1,309,737
HTM financial assets	HTM debt securities		687,631		—		1,142,187		1,829,818
Off –balance	Guarantees		68,691		524,031		96,026		688,748
	Loan commitments		608,033		1,800,129		1,316,469		3,724,631

	Sub-total		676,724		2,324,160		1,412,495		4,413,379

	Total	￦	6,008,665	￦	8,907,805	￦	10,108,193	￦	25,024,663

(January 1, 2010)
		Service		Manufacturing		Others		Total
Loans and receivables	Government	￦	—	￦	—	￦	293,825	￦	293,825
	Banks		72,905		—		531,523		604,428
	Corporates		3,809,608		5,681,858		1,526,539		11,018,005
	Consumers		69,682		92,354		4,293,246		4,455,282

	Sub-total		3,952,195		5,774,212		6,645,133		16,371,540

Financial assets at FVTPL	Short-term debt securities		67,986		—		—		67,986
	Derivative for trading		110,756		44,919		69,518		225,193

	Sub-total		178,742		44,919		69,518		293,179

AFS financial assets	AFS debt securities		919,716		—		437,545		1,357,261
HTM financial assets	HTM debt securities		708,786		—		825,160		1,533,946
Off –balance	Guarantees		60,587		565,353		150,259		776,199
	Loan commitments		646,386		1,898,728		875,381		3,420,495

	Sub-total		706,973		2,464,081		1,025,640		4,196,694

	Total	￦	6,466,412	￦	8,283,212	￦	9,002,996	￦	23,752,620

(2) Market risk

Market risk is the possible risk of loss arising from trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

•	Market risk management

For trading activities, the Group makes judgment to avoid, bear or mitigate risks by identifying the underlying source of risks, measuring parameters and evaluating their appropriateness.

•	Market risk measurement

The Bank uses standard-based approach to measure market risk. A standard risk measurement model is used to calculate market risk of owned capital and VaR(Value at Risk), Duration and Sensitivity are used as secondary indicators by nature of financial instrument and transaction.

•	Risk limit

At the beginning of each year, the Risk Management Committee establishes the VaR limit, loss limit and risk capital limit for its management purposes. Limit by desk/dealer is independently managed to the extent of the limit given to departments and the limit by investment and stop loss is managed by risk management personnel with the department. The Risk Management department measures the VaR (Value-at-risk, maximum losses) limit by department and risk factor and loss limit on a daily basis and reports regularly the Risk Management committee.

1)	Sensitivity analysis of market risk

a)	Trading activities

The Bank, based on the consolidated financial statements is calculated VaR and the minimum, maximum and average VaR are as follows (Unit: Korean Won in millions):

Risk factor	2011								2010
	December 31		Average		Maximum		Minimum		December 31		Average		Maximum		Minimum
(IR) Interest rate	￦	78	￦	90	￦	244	￦	15	￦	70	￦	226	￦	4,896	￦	44
(EQ) Stock price		160		577		934		160		298		479		648		147
(FX) Foreign currency		32		25		70		6		27		25		96		4
(CM) Goods		—		—		—		—		—		—		—		—

(TT) Total	￦	177	￦	580	￦	942	￦	177	￦	319	￦	533	￦	5,082	￦	226

b)	Non-trading activities

The Net Interest Income (NII) and Net Present Value (NPV) calculated using the simulation method and scenario responding to interest rate(“IR”) changes are as follows (Unit: Korean Won in millions):

Scenario	December 31, 2011				December 31, 2010				January 1, 2010
	NII		NPV		NII		NPV		NII		NPV
Base case	￦	649,264	￦	1,927,335	￦	581,397	￦	1,927,335	￦	596,154	￦	1,890,273
Base case(Prepay)		646,254		1,888,370		580,189		1,888,370		598,305		1,876,902
Shock 100bp up		697,982		1,965,723		626,943		1,965,723		639,834		1,935,533
Shock 100bp down		600,975		1,887,591		539,231		1,887,591		553,197		1,843,507
Shock 200bp up		746,466		2,002,924		672,571		2,002,924		684,324		1,979,390
Shock 200bp down		550,541		1,846,274		494,426		1,846,274		502,456		1,795,101
Shock 300bp up		794,950		2,039,070		718,198		2,039,070		728,858		2,021,925
Shock 300bp down		492,883		1,803,103		435,577		1,803,103		438,654		1,744,941

2)	Other market risk

a)	Interest rate risk

The interest rate risk is managed by the Bank by maintaining its risk exposure on assets and liabilities at floating interest rates by the assessed the exposure of related cash flows by maturity as follows (Unit: Korean Won in millions) :

(December 31, 2011)		Within 3 months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 5 years		5 years~		Total due
Asset	Loans and receivables	￦	14,324,454	￦	2,597,247	￦	608,674	￦	471,766	￦	1,204,709	￦	429,741	￦	19,636,591
	AFS financial assets		85,233		178,070		94,888		144,534		1,211,226		—		1,713,951
	HTM financial assets		168,416		272,344		121,284		274,060		1,582,437		10,746		2,429,287

	Total	￦	14,578,103	￦	3,047,661	￦	824,846	￦	890,360	￦	3,998,372	￦	440,487	￦	23,779,829

Liability	Deposits due to customers	￦	7,692,258	￦	3,357,465	￦	2,400,493	￦	2,337,685	￦	2,637,579	￦	84,550	￦	18,510,030
	Borrowings		1,359,672		225,276		80,073		149,965		893,447		265,273		2,973,706
	Debentures		14,115		253,248		12,081		111,546		936,008		320,205		1,647,203

	Total	￦	9,066,045	￦	3,835,989	￦	2,492,647	￦	2,599,196	￦	4,467,034	￦	670,028	￦	23,130,939

(December 31, 2010)		Within 3 months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 5 years		5 years~		Total due
Asset	Loans and receivables	￦	12,760,876	￦	1,927,279	￦	291,734	￦	295,893	￦	1,197,937	￦	342,583	￦	16,816,302
	AFS financial assets		218,525		103,944		75,284		181,880		620,266		—		1,199,899
	HTM financial assets		110,763		172,111		149,235		260,159		1,289,337		—		1,981,605

	Total	￦	13,090,164	￦	2,203,334	￦	516,253	￦	737,932	￦	3,107,540	￦	342,583	￦	19,997,806

Liability	Deposits due to customers	￦	6,594,092	￦	2,511,115	￦	1,901,232	￦	1,611,114	￦	2,415,346	￦	88,319	￦	15,121,218
	Borrowings		1,305,868		426,180		50,657		58,505		725,466		194,094		2,760,770
	Debentures		45,096		219,131		238,409		188,441		732,263		233,570		1,656,910

	Total	￦	7,945,056	￦	3,156,426	￦	2,190,298	￦	1,858,060	￦	3,873,075	￦	515,983	￦	19,538,898

(January 1, 2010)		Within 3 months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 5 years		5 years~		Total due
Asset	Loans and receivables	￦	12,403,707	￦	1,403,381	￦	316,733	￦	290,986	￦	1,163,306	￦	292,173	￦	15,870,286
	AFS financial assets		373,875		285,934		147,987		101,492		486,299		—		1,395,587
	HTM financial assets		194,450		326,868		160,056		168,310		837,763		10,770		1,698,217

	Total	￦	12,972,032	￦	2,016,183	￦	624,776	￦	560,788	￦	2,487,368	￦	302,943	￦	18,964,090

Liability	Deposits due to customers	￦	6,463,090	￦	2,188,762	￦	1,616,898	￦	1,358,961	￦	2,032,717	￦	82,672	￦	13,743,100
	Borrowings		1,435,629		217,069		72,743		35,054		564,576		163,035		2,488,106
	Debentures		292,189		188,608		320,950		231,597		717,846		116,021		1,867,211

	Total	￦	8,190,908	￦	2,594,439	￦	2,010,591	￦	1,625,612	￦	3,315,139	￦	361,728	￦	18,098,417

Above cash flows from loans and receivables don’t include the non-performing loan.

b)	Currency risk

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

(December 31, 2011)	USD			JPY			CNY			EUR			Others		Total
	Foreign currency	Won equivalent		Foreign currency	Won equivalent		Foreign currency	Won equivalent		Foreign currency	Won equivalent		Won equivalent		Won equivalent
Asset :
Loans and receivables	565	￦	651,611	41,913	￦	622,475	8	￦	1,550	25	￦	36,777	￦	2,497	￦	1,314,910
AFS financial assets	2		1,845	—		—	—		—	—		—		—		1,845

Total	567	￦	653,456	41,913	￦	622,475	8	￦	1,550	25	￦	36,777	￦	2,497	￦	1,316,755

Liability :
Deposits	92	￦	105,879	713	￦	10,594	—	￦	41	6	￦	8,283	￦	190	￦	124,987
Borrowings	473		545,558	37,804		561,447	—		—	7		10,651		27		1,117,683
Other liabilities	54		62,215	605		8,991	—		—	2		2,839		—		74,045

Total	619	￦	713,652	39,122	￦	581,032	—	￦	41	15	￦	21,773	￦	217	￦	1,316,715

Off-balance	217	￦	250,241	2,622	￦	38,939	—	￦	—	49	￦	72,650	￦	3,855	￦	365,685

(December 31, 2010)	USD			JPY			CNY			EUR			Others		Total
	Foreign currency	Won equivalent		Foreign currency	Won equivalent		Foreign currency	Won equivalent		Foreign currency	Won equivalent		Won equivalent		Won equivalent
Asset :
Loans and receivables	497	￦	565,825	43,898	￦	613,284	7	￦	1,207	25	￦	38,067	￦	4,887	￦	1,223,270
AFS financial assets	2		1,822	—		—	—		—	—		—		—		1,822

Total	499	￦	567,647	43,898	￦	613,284	7	￦	1,207	25	￦	38,067	￦	4,887	￦	1,225,092

Liability :
Deposits	178	￦	202,736	551	￦	7,704	—	￦	—	5	￦	7,437	￦	572	￦	218,449
Borrowings	391		445,797	31,441		439,257	—		—	28		42,253		473		927,780
Other liabilities	77		87,912	371		5,183	—		—	4		5,376		—		98,471

Total	646	￦	736,445	32,363	￦	452,144	—	￦	—	37	￦	55,066	￦	1,045	￦	1,244,700

Off-balance	274	￦	311,553	2,576	￦	35,988	—	￦	—	33	￦	50,417	￦	1,378	￦	399,336

(January 1, 2010)	USD			JPY			CNY			EUR			Others		Total
	Foreign currency	Won equivalent		Foreign currency	Won equivalent		Foreign currency	Won equivalent		Foreign currency	Won equivalent		Won equivalent		Won equivalent
Asset :
Loans and receivables	611	￦	713,374	47,099	￦	594,778	9	￦	1,484	17	￦	28,764	￦	7,955	￦	1,346,355
AFS financial assets	2		1,868	—		—	—		—	—		—		—		1,868

Total	613	￦	715,242	47,099	￦	594,778	9	￦	1,484	17	￦	28,764	￦	7,955	￦	1,348,223

Liability :
Deposits	236	￦	275,930	1,126	￦	14,219	—	￦	—	5	￦	8,654	￦	329	￦	299,132
Borrowings	539		629,534	16,321		206,102	—		—	1		2,077		185		837,898
Other liabilities	192		224,663	874		11,035	—		—	5		8,745		—		244,443

Total	967	￦	1,130,127	18,321	￦	231,356	—	￦	—	11	￦	19,476	￦	514	￦	1,381,473

Off-balance	288	￦	336,447	3,738	￦	47,203	—	￦	—	19	￦	31,179	￦	2,502	￦	417,331

(3)	Liquidity risk

Liquidity risk refers to the risk that the Bank may encounter difficulties in meeting obligations from its financial liabilities.

•	Liquidity risk management

Liquidity risk management is to prevent potential cash shortage as a result of mismatching the use of funds (liabilities) and sources of funds (assets) or unexpected cash outflows. Of the financial liabilities on the consolidated statements of financial position, financial instruments in relation to liquidity risk become the objects of liquidity risk management.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Bank manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.); while maintaining the gap ratio at or below the set limit.

•	Maturity analysis of non-derivative financial liabilities

1)	The Bank’s maturity analysis of non-derivative financial liabilities by remaining maturities are as follows (Unit: Korean Won in millions):

(December 31, 2011)	Within 3 months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 5 years		5 years~		Total due
Deposits due to customers	￦	10,483,406	￦	2,938,078	￦	1,967,349	￦	2,317,671	￦	757,306	￦	74,495	￦	18,538,305
Borrowings		958,335		214,239		260,417		273,908		1,059,484		265,417		3,031,800
Debentures		18,199		257,349		16,210		115,513		883,394		308,630		1,599,295
Other liabilities		278,892		—		—		—		—		389,343		668,235

Total	￦	11,738,832	￦	3,409,666	￦	2,243,976	￦	2,707,092	￦	2,700,184	￦	1,037,885	￦	23,837,635

(December 31, 2010)
	Within 3 months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 5 years		5 years~		Total due
Deposits due to customers	￦	9,121,870	￦	2,096,553	￦	1,478,471	￦	1,580,886	￦	683,375	￦	75,907	￦	15,037,062
Borrowings		985,544		394,602		85,780		124,569		979,728		193,866		2,764,089
Debentures		45,400		215,166		238,409		187,000		671,058		204,537		1,561,570
Other liabilities		357,394		—		—		—		—		318,977		676,371

Total	￦	10,510,208	￦	2,706,321	￦	1,802,660	￦	1,892,455	￦	2,334,161	￦	793,287	￦	20,039,092

(January 1, 2010)
	Within 3 months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 5 years		5 years~		Total due
Deposits due to customers	￦	8,801,563	￦	1,791,205	￦	1,233,569	￦	1,308,472	￦	423,090	￦	71,117	￦	13,629,016
Borrowings		948,615		274,563		174,826		172,108		756,048		162,868		2,489,028
Debentures		291,624		186,126		320,162		227,568		663,009		116,021		1,804,510
Other liabilities		585,918		—		—		—		—		274,702		860,620

Total	￦	10,627,720	￦	2,251,894	￦	1,728,557	￦	1,708,148	￦	1,842,147	￦	624,708	￦	18,783,174

Above maturity analysis includes both principal and interest cash flows.

2)	Details of cash flows based on expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

(December 31, 2011)
	Within 3 months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 5 years		5 years~		Total due
Deposits due to customers	￦	10,643,501	￦	2,976,044	￦	1,949,475	￦	2,217,179	￦	690,272	￦	26,961	￦	18,503,432
Borrowings		958,335		214,239		260,417		273,908		1,059,484		265,417		3,031,800
Debentures		18,199		257,349		16,210		115,513		883,394		308,630		1,599,295
Other liabilities		278,892		—		—		—		—		389,343		668,235

Total	￦	11,898,927	￦	3,447,632	￦	2,226,102	￦	2,606,600	￦	2,633,150	￦	990,351	￦	23,802,762

(December 31, 2010)
	Within 3 months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 5 years		5 years~		Total due
Deposits due to customers	￦	9,254,707	￦	2,137,760	￦	1,467,563	￦	1,509,560	￦	613,592	￦	44,643	￦	15,027,825
Borrowings		985,544		394,602		85,780		124,569		979,728		193,866		2,764,089
Debentures		45,400		215,166		238,409		187,000		671,058		204,537		1,561,570
Other liabilities		357,394		—		—		—		—		318,977		676,371

Total	￦	10,643,045	￦	2,747,528	￦	1,791,752	￦	1,821,129	￦	2,264,378	￦	762,023	￦	20,029,855

(January 1, 2010)
	Within 3 months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 5 years		5 years~		Total due
Deposits due to customers	￦	8,926,376	￦	1,820,322	￦	1,217,878	￦	1,225,305	￦	384,085	￦	39,191	￦	13,613,157
Borrowings		948,615		274,563		174,826		172,108		756,048		162,868		2,489,028
Debentures		291,624		186,126		320,162		227,568		663,009		116,021		1,804,510
Other liabilities		585,918		—		—		—		—		274,702		860,620

Total	￦	10,752,533	￦	2,281,011	￦	1,712,866	￦	1,624,981	￦	1,803,142	￦	592,782	￦	18,767,315

Above maturity analysis includes both interest and principal cash flows.

3)	Details of cash flows based on remaining maturity of derivative financial liabilities are as follows (Unit: Korean Won in millions):

	Within 3 months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 5 years		5 years~		Total due
(December 31, 2011)	￦	129,447	￦	153	￦	199	￦	—	￦	—	￦	—	￦	129,799
(December 31, 2010)		149,713		(109)		8		71		679		—		150,362
(January 1, 2010)		159,486		198		(160)		(65)		3,626		—		163,085
Financial derivatives for trading purpose are not managed by the expiration date as they are held for trading purpose; they are sorted into a payment section that should be given in three months. The cash flows for fair value or cash flow hedging financial derivatives are estimated by offsetting cash inflow and outflow.

4)	Details of cash flows based on remaining maturity of off-balance accounts are as follows:

Guarantees and loan commitments such as guarantees for debenture issuance and guarantees for loans which are financial guarantee provided by the Bank have expiration dates. However, in case of request of transaction counterparty, the Bank will carry out a payment immediately. Details of off-balance accounts are as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Guarantees	￦	676,206	￦	688,748	￦	776,199
Loan commitments		4,557,022		3,724,631		3,420,495

Total	￦	5,233,228	￦	4,413,379	￦	4,196,694

(4)	Operating risk

The Bank defines this as the risk caused by inadequate internal process or external factors such as labor work, or systematic problems.

1)	Operating risk management

The Bank has been running the risk management system. This system is used for reinforcement in foreign competitions, reducing the amount of risk capitals, managing the risk, and precaution for any unexpected occasions.

2)	Operating risk measurement

The Bank is using the basic indication for the risk to estimate output goals of the risk’s regulated capitals.

(5)	Capital management

The Bank follows the capital adequacy standard suggested by the Financial Supervisory. This standard is based on Basel II from 2004, which has been adopted in Korea since 2008. In accordance with banking regulations, the Bank is required to maintain a capital adequacy ratio for assets with high capital risk over 8%.

According to the Banking supervision by laws enforcement, the Bank’s capital can be clarified into two kinds.

•	Tier 1 capital (Basic capital) : Basic capital consists of the capital, capital surplus, retained earnings, the Bank’s non-controlling interest(hybrid capital security included), and exchange differences in other accumulated comprehensive incomes.

•	Tier 2 capital(Supplement capital) : Supplement capital includes revaluation reserves, AFS securities’, profit in other comprehensive income, changes in equity in the amount equivalent to 45%, 70% of the existing revaluation of the earned surplus, expired usance subordinated debt more than 5 years, and banking supervision regulations on the allowance for credit losses.

The risk weighted assets means the Bank’s assets are assessed credit risk; errors caused by internal process problems, external occasions, and danger of the change in market. The Bank calculates risk weighted assets to obey the banking supervisory’s detailed enforcement and BIS percentage to predict the equity capital by adding the basic and complementary capital total.

The Bank makes measures to prevent certain level of loss caused by accumulating the equity capital that is exposed to the risk. The Bank is testing and using not only the BIS percentage, which is the minimum regulation standard, but also it is using internal standards. An evaluation on capital adequacy is performed to calculate the gap between available capital and economic capital. In addition, analysis on emergent incidents and additional capital requirements are added and applied. An evaluation on capital adequacy consists of unexpected loss and available capital from the regulations from the supervisory and internal management purpose. If the test result from internal capital adequacy shows lack of available capital, the entity is committed to expanding the equity capital and reinforcement of the risk management.

Details of capital adequacy ratio are as follows (Unit: Korean Won in millions):

		2011		2010
Equity capital	Tier 1 (Basic capital)	￦	1,565,616	￦	1,551,352
	Tier 2 (Supplement capital)		702,729		694,786

	Total	￦	2,268,345	￦	2,246,138

Risk weighted assets			17,074,736		15,940,380
Capital adequacy ratio	Tier 1 ratio		9.17%		9.73%
	Tier 2 ratio		4.12%		4.36%

	Total		13.28%		14.09%

Capital adequacy ratio as of December 31, 2010 was calculated in accordance with previous GAAP.

5.	OPERATING SEGMENTS

(1)	General information

The Bank’s reportable segments by target customer for whom the service is being provided to are consumer finance, corporate finance, capital market and others.

- Consumer finance:	The provision of deposit and loan to target individual customers, and financial services, card issuers, credit sales and financial accommodation services.

- Corporate finance:	The provision of deposit and loan for corporate customers, trade and related financial services.

- Capital market:	Creation of profitable through empowerment, fund management and operation

- Others:	With the exception of the above reportable segment consists of other organizations.

(2)	Measurement of segment information

Disclosure information about operating segments is included performance information for each segment and adjustment for differences in performance of segments.

Disclosure information is based on the report that is evaluated for income, assets, and other regularly by management.

In the case of internal income(expense) caused by internal transactions between reportable segments, it is determined as an internal policy that is determined by internal funds transfer price (FTP).

Non-interest income (expense) like agency business fee is determined as an mutual agreed distribution ratios or customary distribution ratios by each segment.

(3)	The components of operating segment are as follows: (Unit: Korean Won in millions):

(For the year ended December 31, 2011)	Consumer finance		Corporate finance		Capital market		Others		Sub-total		Adjustment		Total
Net interest income	￦	318,021	￦	390,999	￦	(38,549)	￦	12,418	￦	682,889	￦	(118)	￦	682,771
Interest income		432,649		665,593		174,772		21,965		1,294,979		(60)		1,294,919
Interest expense		170,036		299,639		101,699		40,716		612,090		58		612,148
Inter-segment		55,408		25,045		(111,622)		31,169		—		—		—
Non-interest income, net		8,302		680		11,207		(7,538)		12,651		(13,799)		(1,148)
Non-interest income		50,958		30,650		201,575		11,003		294,186		127,268		421,454
Non-interest expense		44,583		32,311		190,368		14,273		281,535		141,067		422,602
Inter-segment		1,927		2,341		—		(4,268)		—		—		—
Other expense		213,300		200,029		44,715		7,259		465,303		(38,402)		426,901
Administrative expense		181,722		92,119		4,342		6,898		285,081		(11,261)		273,820
Provisions		31,578		107,910		40,373		361		180,222		(27,141)		153,081
Operating income		113,023		191,650		(72,057)		(2,379)		230,237		24,485		254,722

(December 31, 2011)
	Consumer finance		Corporate finance		Capital market		Others		Sub-total		Adjustment		Total
Assets	￦	7,722,463	￦	11,953,690	￦	4,915,106	￦	874,402	￦	25,465,661	￦	(112,234)	￦	25,353,427
Liabilities		7,752,608		11,045,067		2,650,446		2,109,506		23,557,627		(1,961)		23,555,666
Interoffice account		571,053		(121,419)		(2,268,376)		1,676,836		(141,906)		141,906		—

(For the year ended December 31, 2010)	Consumer finance		Corporate finance		Capital market		Others		Sub-total		Adjustment		Total
Net interest income	￦	298,591	￦	336,159	￦	(44,088)	￦	(37,770)	￦	552,892	￦	74,070	￦	626,962
Interest income		401,961		577,740		155,178		15,563		1,150,442		18,045		1,168,487
Interest expense		200,367		243,591		123,944		29,648		597,550		(56,025)		541,525
Inter-segment		96,997		2,010		(75,322)		(23,685)		—		—		—
Non-interest income, net		35,510		25,300		55,646		3,554		120,010		(65,701)		54,309
Non-interest income		47,894		37,889		277,961		12,878		376,622		142,544		519,166
Non-interest expense		14,652		14,573		222,315		5,072		256,612		208,245		464,857
Inter-segment		2,268		1,984		—		(4,252)		—		—		—
Other expense		221,674		128,146		12,220		8,675		370,715		69,321		440,036
Administrative expense		190,682		49,608		3,859		4,645		248,794		(12,868)		235,926
Provisions		30,992		78,538		8,361		4,030		121,921		82,189		204,110
Operating income		112,427		233,313		(662)		(42,891)		302,187		(60,952)		241,235

(December 31, 2010)	Consumer finance		Corporate finance		Capital market		Others		Sub-total		Adjustment		Total
Assets	￦	6,158,003	￦	10,158,352	￦	4,982,162	￦	641,937	￦	21,940,454	￦	(136,565)	￦	21,803,889
Liabilities		7,490,891		7,909,336		3,019,531		1,853,550		20,273,308		(124,928)		20,148,380
Interoffice account		1,855,866		(1,510,991)		(1,932,564)		1,630,150		42,461		(42,461)		—

(January 1, 2010)	Consumer finance		Corporate finance		Capital market		Others		Sub-total		Adjustment		Total
Assets	￦	5,485,796	￦	9,939,306	￦	4,560,847	￦	652,568	￦	20,638,517	￦	(193,493)	￦	20,445,024
Liabilities		5,494,156		8,531,062		3,418,711		1,524,810		18,968,739		(57,128)		18,911,611
Interoffice account		373,508		(687,485)		(1,131,668)		1,413,045		(32,600)		32,600		—

(4)	Information on financial products, services and geographical areas

The financial products of the Bank are classified as interest, non-interest and other goods; however, since this classification has already been reflected in the composition of the reportable segments above, revenue from external customers is not separately disclosed. The geographical area of revenues and non-current assets from external customers is all domestic.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Cash	￦	246,239	￦	298,305	￦	278,086
Foreign currency		28,368		19,145		30,832
Demand deposits		15,141		31,636		95,176

Total	￦	289,748	￦	349,086	￦	404,094

(2)	Significant transactions from investing and financing activities not involving cash inflows and were as follows (Unit: Korean Won in millions):

	2011		2010
Gain on Valuation of AFS financial assets	￦	4,723	￦	1,035
Gain on valuation of cashflow hedge		227		1,970

7.	FINANCIAL ASSETS AT FVTPL

Financial assets held for trading are as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Securities:
Financial institution bonds	￦	74,162	￦	31,637	￦	38,696
Corporation bonds		—		26,951		19,632
Equity securities		4,718		12,068		695
Others		12,410		29,399		9,658

Sub-Total		91,290		100,055		68,681

Derivatives instruments assets:
Interest rate derivatives		28,009		38,710		44,729
Currency derivatives		128,043		137,635		176,423
Equity derivatives		1,227		11,039		4,041

Sub-Total		157,279		187,384		225,193

Total	￦	248,569	￦	287,439	￦	293,874

8.	AFS FINANCIAL ASSETS

Details of AFS financial assets are as follows (Unit: Korean Won in millions):

	December 31, 2011
	Amortized cost (or cost)		Gross unrealized gain		Gross unrealized loss		Fair value
Debt securities
Korean treasury and government agencies	￦	195,464	￦	2,659	￦	(144)	￦	197,979
Financial institutions		539,967		1,180		(33)		541,114
Corporates		822,176		5,629		(114)		827,691
Foreign currency bonds		1,648		197		—		1,845

Sub-Total		1,559,255		9,665		(291)		1,568,629

Equity securities
Listed stocks		4,115		688		(22)		4,781
Unlisted stocks		151,814		40,554		(471)		191,897
Beneficiary certificates		72,075		971		—		73,046

Sub-total		228,004		42,213		(493)		269,724

Loaned securities		9,986		31		—		10,017

Total	￦	1,797,245	￦	51,909	￦	(784)	￦	1,848,370

	December 31, 2010
	Amortized cost (or cost)		Gross unrealized gain		Gross unrealized loss		Fair value
Debt securities
Korean treasury and government agencies	￦	135,633	￦	1,714	￦	(350)	￦	136,997
Financial institutions		399,681		1,044		(45)		400,680
Corporates		535,629		5,062		(23)		540,668
Foreign currency bonds		1,625		197		—		1,822

Sub-Total		1,072,568		8,017		(418)		1,080,167

Equity securities
Listed stocks		14,828		18		(2,404)		12,442
Unlisted stocks		134,627		35,006		(2,441)		167,192
Beneficiary certificates		444,891		5,782		—		450,673

Sub-total		594,346		40,806		(4,845)		630,307

Loaned securities		30,062		81		(21)		30,122
Others		199,441		7		—		199,448

Total	￦	1,896,417	￦	48,911	￦	(5,284)	￦	1,940,044

	January 1, 2010
	Amortized cost (or cost)		Gross unrealized gain		Gross unrealized loss		Fair value
Debt securities
Korean treasury and government agencies	￦	197,168	￦	1,530	￦	(522)	￦	198,176
Financial institutions		821,506		5,204		(573)		826,137
Corporates		239,564		1,737		(167)		241,134
Foreign currency bonds		1,671		197		—		1,868

Sub-Total		1,259,909		8,668		(1,262)		1,267,315

Equity securities
Listed stocks		1,098		4		—		1,102
Unlisted stocks		156,656		33,089		(2,353)		187,392
Beneficiary certificates		88,456		2,090		—		90,546

Sub-total		246,210		35,183		(2,353)		279,040

Loaned securities		10,556		131		—		10,687
Others		79,265		—		(6)		79,259

Total	￦	1,595,940	￦	43,982	￦	(3,621)	￦	1,636,301

9.	HTM FINANCIAL ASSETS

Details of HTM financial assets are as follows (Unit: Korean Won in millions):

	December 31, 2011
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
Korean treasury and government agencies	￦	617,287	￦	16,039	￦	—	￦	633,326
Financial institutions		467,319		1,870		(104)		469,085
Corporates		1,054,584		10,239		(44)		1,064,779
Loaned securities		10,877		177		—		11,054

Total	￦	2,150,067	￦	28,325	￦	(148)	￦	2,178,244

	December 31, 2010
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
Korean treasury and government agencies	￦	344,232	￦	12,123	￦	(103)	￦	356,252
Financial institutions		687,631		5,275		(149)		692,757
Corporates		726,758		11,998		(81)		738,675
Loaned securities		71,197		604		(34)		71,767

Total	￦	1,829,818	￦	30,000	￦	(367)	￦	1,859,451

	January 1, 2010
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
Korean treasury and government agencies	￦	299,297	￦	8,140	￦	(304)	￦	307,133
Financial institutions		708,787		4,934		(641)		713,080
Corporates		525,862		5,705		(437)		531,130

Total	￦	1,533,946	￦	18,779	￦	(1,382)	￦	1,551,343

10.	LOANS AND RECEIVABLES

(1)	Details of deposits are as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Due from banks in local currency
Due from the Bank of Korea	￦	735,520	￦	347,312	￦	224,721
Due from depository banks		258,350		149,150		155,159
Due from non-depository financial institutions		1,485		5,000		838
Others		8,198		9,246		8,348
Allowances for losses		(898)		(2,051)		(1,373)

Sub-total		1,002,655		508,657		387,693

Due from banks in foreign currencies
Due from banks on demand	￦	16,795	￦	18,670	￦	22,150
Others		—		—		8,220
Allowances for losses		(66)		(208)		(459)

Sub-total		16,729		18,462		29,911

Total	￦	1,019,384	￦	527,119	￦	417,604

(2)	Details of restricted are as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Due from banks in local currency
The Bank of Korea	￦	735,520	￦	327,312	￦	224,721	The Bank of Korea Act
Korea Exchange		251		126		126	Compensation for damage reserve for a default
Others		156,285		157,470		156,572	Borrowings on collateral, etc.

Sub-total		892,056		484,908		381,419

Due from banks in foreign currencies
The Bank of Korea	￦	16,795	￦	18,670	￦	22,150	The Bank of Korea Act
Others		—		—		8,220	Derivative transaction collateral provider, etc.

Sub-total		16,795		18,670		30,370

Total	￦	908,851	￦	503,578	￦	411,789

(3)	Details of loans, other loan and receivables are as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Loans in local currency	￦	17,319,694	￦	14,305,037	￦	13,601,954
Loans in foreign currencies		602,011		592,818		582,592
Usance		187,069		125,780		83,367
Credit card accounts		222,327		256,336		262,043
Bills bought in foreign currencies		278,251		316,802		199,560
Bills bought in local currency		51,496		141,527		151,154
Factoring receivables		3,478		—		—
Advances for customers on guarantees		337		—		—
Privately placed bonds		204,314		118,237		175,561
Call loans		131,712		301,592		164,278
Bonds purchased under resale agreements		7,400		103,000		83,748
Deferred loan origination costs		13,626		701		(1,460)
Provisions		(159,575)		(204,694)		(134,385)

Sub-total		18,862,140		16,057,136		15,168,412

Other loan and receivables :
Receivables		151,164		214,154		476,605
Accrued income		154,532		126,784		129,924
Other debtors		409,139		277,820		200,939
Provisions		(6,376)		(6,654)		(21,951)

Sub-total		708,459		612,104		785,517

Total	￦	19,570,599	￦	16,669,240	￦	15,953,929

(4)	Changes in allowances for possible losses on loans and receivables are as follows (Unit: Korean Won in millions):

	2011		2010
Beginning balance	￦	(213,608)	￦	(158,168)
Provision for credit loss for the period		(58,221)		(110,850)
Repurchase of non-performing asset		4,605		(1,347)
Recoveries of written-off loans		(13,272)		(6,501)
Charge-off		112,272		38,013
Others		1,309		25,245

Ending balance	￦	(166,915)	￦	(213,608)

(5)	Details of changes in deferred loan origination fees and costs are as follows (Unit : Korean Won in millions):

(December 31, 2011)	Beginning balance		Increase		Decrease		Ending balance
Deferred loan origination fees	￦	(6,431)	￦	(8,671)	￦	(8,926)	￦	(6,176)
Deferred loan origination costs		7,132		25,731		13,062		19,801

Total	￦	701	￦	17,060	￦	4,136	￦	13,625

(December 31, 2010)	Beginning balance		Increase		Decrease		Ending balance
Deferred loan origination fees	￦	(6,024)	￦	(9,544)	￦	(9,137)	￦	(6,431)
Deferred loan origination costs		4,564		9,434		6,866		7,132

Total	￦	(1,460)	￦	(110)	￦	(2,271)	￦	701

11.	THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

Financial instruments at fair value are classified under the three levels of the fair value hierarchy as follows:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 1 financial instruments include stocks traded in active markets, derivatives and treasury bonds.

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). Level 2 financial instruments include such over-the-counter (“OTC”) derivatives as bonds denominated in Korean Won, bonds denominated in foreign currencies, swap, forward and option.

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). The Bank’s level 3 financial instruments include non-listed stocks, complex structured notes and complex OTC derivatives.

If a financial instrument is traded in an active market, the best possible estimate of fair value is a quoted price in such a market. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry Bank or pricing service and those prices represent actual and regularly occurring market transactions on an arm’s length basis. If there is no active market for a financial instrument, the Bank establishes the fair value using valuation techniques. The Bank principally uses valuation techniques that are commonly used by market participants to price the instrument. To the extent practical, the valuation models make maximum use of observable data.

This valuation technique includes all factors that the market participants would consider in setting a price. The Bank regularly reassesses the valuation technique, uses the observable market data of the similar instruments whether the method properly reflects the factors from the market.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

(December 31, 2011)
	Level 1		Level 2		Level 3		Total
Financial assets :
Financial asset held for trading
Debt securities	￦	—	￦	86,572	￦	—	￦	86,572
Corporates		—		12,410		—		12,410
Financial institutions		—		74,162		—		74,162
Equity securities		4,718		—		—		4,718
Derivative assets		—		156,863		416		157,279
Currency derivatives		—		128,043		—		128,043
Interest rate derivatives		—		28,009		—		28,009
Equity derivatives		—		811		416		1,227

Sub-total		4,718		243,435		416		248,569

AFS financial assets
Debt securities		60,545		1,455,977		52,107		1,568,629
Korean treasury and government agencies		60,545		137,434		—		197,979
Financial institutions		—		541,114		—		541,114
Corporates		—		777,429		50,262		827,691
Foreign governments		—		—		1,845		1,845
Equity securities		—		—		196,679		196,679
Beneficiary certificates		—		73,046		—		73,046
Securities loaned		10,016		—		—		10,016

Sub-total		70,561		1,529,023		248,786		1,848,370

Total	￦	75,279	￦	1,772,458	￦	249,202	￦	2,096,939

Financial liabilities :
Financial liabilities held for trading
Derivative liabilities	￦	—	￦	129,451	￦	—	￦	129,451
Currency derivatives		—		100,714		—		100,714
Interest rate derivatives		—		27,926		—		27,926
Stock derivatives		—		811		—		811

Sub-total		—		129,451		—		129,451

Derivative liabilities(hedging)		—		170		—		170

Total	￦	—	￦	129,621	￦	—	￦	129,621

(December 31, 2010)
	Level 1		Level 2		Level 3		Total
Financial assets :
Financial asset held for trading
Debt securities	￦	—	￦	58,588	￦	—	￦	58,588
Corporates		—		26,951		—		26,951
Financial institutions		—		31,637		—		31,637
Equity securities		12,068		—		—		12,068
Other securities		—		29,399		—		29,399
Derivative assets		—		187,384		—		187,384
Currency derivatives		—		137,635		—		137,635
Interest rate derivatives		—		38,710		—		38,710
Equity derivatives		—		11,039		—		11,039

Sub-total		12,068		275,371		—		287,439

AFS financial assets
Debt securities		20,237		992,843		67,087		1,080,167
Korean treasury and government agencies		20,237		116,760		—		136,997
Financial institutions		—		400,680		—		400,680
Corporates		—		475,403		65,265		540,668
Foreign governments		—		—		1,822		1,822
Equity securities		3,151		—		176,483		179,634
Beneficiary certificates		—		450,673		—		450,673
Other securities		—		199,448		—		199,448
Securities loaned		30,122		—		—		30,122

Sub-total		53,510		1,642,964		243,570		1,940,044

Total	￦	65,578	￦	1,918,335	￦	243,570	￦	2,227,483

Financial liabilities :
Financial liabilities held for trading
Derivative liabilities	￦	—	￦	149,873	￦	—	￦	149,873
Currency derivatives		—		101,720		—		101,720
Interest rate derivatives		—		38,596		—		38,596
Stock derivatives		—		9,557		—		9,557

Sub-total		—		149,873		—		149,873

Derivative liabilities(hedging)		—		454		—		454

Total		—		150,327		—		150,327

(January 1, 2010)
	Level 1		Level 2		Level 3		Total
Financial assets :
Financial asset held for trading
Debt securities	￦	—	￦	58,328	￦	—	￦	58,328
Corporates		—		19,632		—		19,632
Financial institutions		—		38,696		—		38,696
Equity securities		695		—		—		695
Other securities		—		9,658		—		9,658
Derivative assets		—		225,193		—		225,193
Currency derivatives		—		176,423		—		176,423
Interest rate derivatives		—		44,729		—		44,729
Equity derivatives		—		4,041		—		4,041

Sub-total		695		293,179		—		293,874

AFS financial assets
Debt securities		120,968		1,074,751		82,283		1,278,002
Korean treasury and government agencies		120,968		77,208		—		198,176
Financial institutions		—		836,328		—		836,328
Corporates		—		161,215		80,415		241,630
Foreign governments		—		—		1,868		1,868
Equity securities		—		—		188,494		188,494
Beneficiary certificates		—		90,546		—		90,546
Other securities		—		79,259		—		79,259

Sub-total		120,968		1,244,556		270,777		1,636,301

Total	￦	121,663	￦	1,537,735	￦	270,777	￦	1,930,175

Financial liabilities :
Financial liabilities held for trading
Derivative liabilities	￦	—	￦	159,646	￦	—	￦	159,646
Currency derivatives		—		110,643		—		110,643
Interest rate derivatives		—		44,988		—		44,988
Stock derivatives		—		4,015		—		4,015

Sub-total		—		159,646		—		159,646

Derivative liabilities (hedging)		—		2,979		—		2,979

Total	￦	—	￦	162,625	￦	—	￦	162,625

Financial assets and liabilities at FVTPL, AFS financial assets, held-for-trading financial assets and liabilities and derivative assets and liabilities are recognized at fair value. Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

The fair values of quoted financial instruments in active markets are based on bid prices. If there is no active market for a financial instrument such as non-marketable equity securities, the Bank establishes the fair value using valuation techniques. These include the use of recent arm’s length transactions, reference to the current fair value of similar transactions and discounted cash flow analyses.

Fair value measurement methods for each type of financial instruments are as follows:

Classification	Fair value measurement technique
Securities	Securities are measured at fair value using a quoted market price in an active market. If a quoted market price is not available, they are measured by using a price quoted by a third party, such as a pricing service or broker. Considering the characteristics of securities, one or more of the following valuation techniques are used in fair value measurement by such third party: Discounted Cash Flow (DCF) model, Imputed Market Value (IMV) model, Fee Cash Flow to Equity (FCFE) model, dividend discount model, and risk adjusted discounted rate model.

Loans and receivables	The present value of cash flows including the future interest is used. The discount rate used for floating rate loans is current effective interest rates while market interest rates to maturity are used for fixed rate loans.

Derivatives	Derivatives are measured at fair value using a quoted market price in an active market. If a quoted market price is not available, they are measured at fair value using valuation techniques. These include the use of recent arm’s length transactions, the settlement price in the most current transactions, if any, and the DCF and option pricing models.

Deposits	Deposits are measured at fair value by maturity. The fair value of demand deposits approximates its carrying value and the fair value of savings deposits is measured by discounting expected future cash flows at a market interest rate or interest rate of other deposits with similar maturity.

Borrowings	Borrowings are measured at fair value using a quoted market price in an active market. If a quoted market price is not available, they are measured by discounting expected future cash flows at a reasonable discount rate.

Subordinated borrowings	Subordinated borrowings are measured at quoted fair value. Otherwise, they are measured by discounting expected future cash flows.

(3)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	December 31, 2011				December 31, 2010				January 1, 2010
	Fair value		Book value		Fair value		Book value		Fair value		Book value
Financial assets:
HTM financial assets
Korean treasury and government agencies	￦	633,326	￦	617,287	￦	356,251	￦	344,232	￦	307,133	￦	299,297
Financial institutions		469,085		467,319		692,757		687,631		713,080		708,787
Corporates		1,064,778		1,054,584		738,675		726,758		531,130		525,862
Securities loaned		11,055		10,877		71,768		71,197		—		—

Sub-total		2,178,244		2,150,067		1,859,451		1,829,818		1,551,343		1,533,946

Loans and receivables
Deposits		1,019,383		1,019,383		527,119		527,119		417,603		417,603
Loans		18,901,488		18,862,140		16,246,252		16,057,136		15,136,939		15,168,410
Others Loans and receivables		709,319		708,459		613,396		612,104		786,605		785,518

Sub-total		20,630,190		20,589,982		17,386,767		17,196,359		16,341,147		16,371,531

Total	￦	22,808,434	￦	22,740,049	￦	19,246,218	￦	19,026,177	￦	17,892,490	￦	17,905,477

Financial liabilities:
Deposits due to customers	￦	18,154,003	￦	18,143,528	￦	14,860,227	￦	14,834,726	￦	13,464,511	￦	13,466,611
Borrowings		2,919,330		2,892,118		2,718,528		2,690,330		2,419,771		2,410,019
Debentures		2,464,327		1,385,367		1,528,593		1,502,994		1,747,607		1,740,667
Other financial liabilities		732,912		732,907		738,772		738,764		940,858		940,852

Total	￦	24,270,572	￦	23,153,920	￦	19,846,120	￦	19,766,814	￦	18,572,747	￦	18,558,149

(4)	Details of changes in financial assets and liabilities classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2011
	January 1, 2011		Net income		Other comprehensive income		Purchases/ Issuances		Disposals/ Settlements		December 31, 2011
Financial assets
Financial assets held for trading:
Derivatives instruments assets
Equity derivatives	￦	—	￦	(223)	￦	—	￦	639	￦	—	￦	416
AFS Financial Assets:
Debt securities		67,087		23		154		40,000		(55,157)		52,107
Corporates		65,265		—		154		40,000		(55,157)		50,262
Foreign governments		1,822		23		—		—		—		1,845
Equity securities		176,483		(14,795)		11,663		33,553		(10,225)		196,679

Sub-total		243,570		(14,772)		11,817		73,553		(65,382)		248,786

Total	￦	243,570	￦	(14,995)	￦	11,817	￦	74,192	￦	(65,382)	￦	249,202

	For the year ended December 31, 2010
	January 1, 2010		Net income		Other comprehensive income		Purchases/ Issuances		Disposals/ Settlements		December 31, 2010
Financial assets:
AFS Financial Assets
Debt securities	￦	82,284	￦	(46)	￦	200	￦	40,000	￦	(55,351)	￦	67,087
Corporates		80,416		—		200		40,000		(55,351)		65,265
Foreign governments		1,868		(46)		—		—		—		1,822
Equity securities		188,494		(9,320)		(32)		21,723		(24,382)		176,483

Total	￦	270,778	￦	(9,366)	￦	168	￦	61,723	￦	(79,733)	￦	243,570

Gain and loss on financial assets and liabilities classified into Level 3 are included in gain (loss) on financial assets at FVTPL, AFS financial assets and other operating income (expense), respectively.

12.	TANGIBLE ASSETS & INVESTMENT PROPERTIES

(1)	Tangible assets are as follows (Unit: Korean Won in millions):

December 31, 2011	Land		Building		Properties for business use		Structures in leased office		Total
Acquisition cost	￦	85,414	￦	67,514	￦	58,063	￦	23,126	￦	234,117
Accumulated depreciation		—		(3,461)		(45,387)		(16,648)		(65,496)
Accumulated impairment losses		—		—		—		—		—

Net carrying value	￦	85,414	￦	64,053	￦	12,676	￦	6,478	￦	168,621

December 31, 2010	Land		Building		Properties for business use		Structures in leased office		Total
Acquisition cost	￦	84,799	￦	63,467	￦	53,918	￦	18,959	￦	221,143
Accumulated depreciation		—		(1,712)		(42,166)		(14,759)		(58,637)
Accumulated impairment losses		—		—		—		—		—

Net carrying value	￦	84,799	￦	61,755	￦	11,752	￦	4,200	￦	162,506

January 1, 2010	Land		Building		Properties for business use		Structures in leased office		Total
Acquisition cost	￦	84,799	￦	61,413	￦	50,892	￦	17,800	￦	214,904
Accumulated depreciation		—				(38,624)		(12,374)		(50,998)
Accumulated impairment losses		—		—		—		—		—

Net carrying value	￦	84,799	￦	61,413	￦	12,268	￦	5,426	￦	163,906

(2)	Changes in tangible assets are as follows (Unit: Korean Won in millions):

(2011)
	Land		Building		Properties for business use		Structures in leased office		Total
Beginning balance	￦	84,799	￦	61,755	￦	11,752	￦	4,200	￦	162,506
Acquisition		615		4,046		5,806		4,763		15,230
Disposition		—		—		(294)		(128)		(422)
Transfer		—		—		—		—		—
Depreciation		—		(1,748)		(4,588)		(2,357)		(8,693)
Impairment		—		—		—		—		—

Net carrying value	￦	85,414	￦	64,053	￦	12,676	￦	6,478	￦	168,621

(2010)
	Land		Building		Properties for business use		Structures in leased office		Total
Beginning balance	￦	84,799	￦	61,413	￦	12,268	￦	5,426	￦	163,906
Acquisition		—		2,734		4,209		1,273		8,216
Disposition		—		(680)		(8)		(13)		(701)
Transfer		—		—		—		—		—
Depreciation		—		(1,712)		(4,717)		(2,486)		(8,915)
Impairment		—		—		—		—		—

Net carrying value	￦	84,799	￦	61,755	￦	11,752	￦	4,200	￦	162,506

(3)	Investment properties are as follows (Unit: Korean Won in millions):

December 31, 2011	Land		Building		Total
Acquisition cost	￦	12,795	￦	3,702	￦	16,497
Accumulated depreciation		—		(244)		(244)
Accumulated impairment losses		—		—		—

Net carrying value	￦	12,795	￦	3,458	￦	16,253

December 31, 2010	Land		Building		Total
Acquisition cost	￦	12,795	￦	3,702	￦	16,497
Accumulated depreciation		—		(122)		(122)
Accumulated impairment losses		—		—		—

Net carrying value	￦	12,795	￦	3,580	￦	16,375

January 1, 2010	Land		Building		Total
Acquisition cost	￦	12,795	￦	3,702	￦	16,497
Accumulated depreciation		—		—		—
Accumulated impairment losses		—		—		—

Net carrying value	￦	12,795	￦	3,702	￦	16,497

Fair value of investment properties as of December 31, 2011 is ￦16,497 million and gain occurred from investment properties as of December 31, 2011 is ￦133 million.

(4)	Changes in investment properties are as follows (Unit: Korean Won in millions):

(2011)	Land		Building		Total
Beginning balance	￦	12,795	￦	3,580	￦	16,375
Acquisition		—		—		—
Disposition		—		—		—
Transfer		—		—		—
Depreciation		—		(122)		(122)
Impairment		—		—		—

Net carrying value	￦	12,795	￦	3,458	￦	16,253

(2010)	Land		Building		Total
Beginning balance	￦	12,795	￦	3,702	￦	16,497
Acquisition		—		—		—
Disposition		—		—		—
Transfer		—		—		—
Depreciation		—		(122)		(122)
Impairment		—		—		—

Net carrying value	￦	12,795	￦	3,580	￦	16,375

(5)	Published value of land included in tangible assets and investment properties are as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Book value	￦	98,209	￦	97,594	￦	97,594
Published value		71,924		71,251		71,538

(6)	Tangible assets and investment properties are insured as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Book value	￦	86,665	￦	81,287	￦	82,810
Insured value		83,028		83,197		83,957

13.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

December 31, 2011	Development cost		Software		Industrial rights		Others		Membership deposit		Total
Acquisition cost	￦	4,553	￦	4,545	￦	3	￦	7,502	￦	7,002	￦	23,605
Accumulated depreciation		(4,118)		(4,045)		(2)		(3,445)		—		(11,610)
Accumulated impairment losses		—		—		—		—		(438)		(438)

Net carrying value	￦	435	￦	500	￦	1	￦	4,057	￦	6,564	￦	11,557

December 31, 2010	Development cost		Software		Industrial rights		Others		Membership deposit		Total
Acquisition cost	￦	4,136	￦	4,084	￦	3	￦	7,422	￦	5,587	￦	21,232
Accumulated depreciation		(4,020)		(3,964)		(1)		(2,669)		—		(10,654)
Accumulated impairment losses		—		—		—		—		—		—

Net carrying value	￦	116	￦	120	￦	2	￦	4,753	￦	5,587	￦	10,578

January 1, 2010	Development cost		Software		Industrial rights		Others		Membership deposit		Total
Acquisition cost	￦	4,077	￦	3,990	￦	3	￦	7,364	￦	5,199	￦	20,633
Accumulated depreciation		(3,945)		(3,934)		—		(1,914)		—		(9,793)
Accumulated impairment losses		—		—		—		—		—		—

Net carrying value	￦	132	￦	56	￦	3	￦	5,450	￦	5,199	￦	10,840

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

(2011)	Development cost		Software		Industrial rights		Others		Membership deposit		Total
Beginning balance	￦	116	￦	120	￦	2	￦	4,753	￦	5,587	￦	10,578
Acquisition		418		465		—		80		1,415		2,378
Depreciation		(99)		(85)		(1)		(776)		—		(961)
Impairment loss		—		—		—		—		(438)		(438)

Net carrying value	￦	435	￦	500	￦	1	￦	4,057	￦	6,564	￦	11,557

(2010)	Development cost		Software		Industrial rights		Others		Membership deposit		Total
Beginning balance	￦	132	￦	56	￦	3	￦	5,450	￦	5,199	￦	10,840
Acquisition		58		95		—		58		388		599
Depreciation		(74)		(31)		(1)		(755)		—		(861)
Impairment loss		—		—		—		—		—		—

Net carrying value	￦	116	￦	120	￦	2	￦	4,753	￦	5,587	￦	10,578

14.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Advance payments	￦	4,058	￦	—	￦	—
Prepaid expenses		14,125		10,889		13,547
Other assets		30,560		1,692		1,377
Allowance for other assets		(30,127)		(898)		(890)

Total	￦	18,616	￦	11,683	￦	14,034

15.	COLLATERALIZED ASSETS

Assets provided to others as collateral, for the purposes noted in the table, as of December 31, 2011 and December 31, 2010 and January 1, 2010 are as follows (Unit: Korean Won in millions):

Provided to	Collateralized assets	December 31, 2011		December 31, 2010		January 1, 2010		Purpose
CA-CIB	Deposits	￦	148,350	￦	148,350	￦	156,570	Security on borrowings and the rest
Sumitomo Bank and the rest	Securities		295,242		313,000		302,000	Foreign borrowings
Korea Securities Depository and the rest	”		31,480		57,000		431,000	Collateral RP
CA-CIB and the rest	”		70,293		67,000		162,000	Guarantee for the contract of CSA
The Bank of Korea	”		66,818		66,700		75,500	Settlement of borrowings from the Bank of Korea and the rest
Woori Financial	”		2,615		2,700		2,000	Guarantee for vehicle leases
Korea Securities Depository	”		76,295		10,000		51,000	Securities borrowings
Hyundai Futures Inc. and the rest	”		19,000		10,000		17,000	Deposits for trading of futures

Total		￦	710,093	￦	674,750	￦	1,197,070

16.	FINANCIAL LIABILITY AT FVTPL

Financial liabilities held for trading are as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Derivative liabilities :
Interest rate derivatives	￦	27,926	￦	38,596	￦	44,988
Currency derivatives		100,714		101,720		110,643
Stock derivatives		811		9,557		4,015

Total	￦	129,451	￦	149,873	￦	159,646

17.	DEPOSITS DUE TO CUSTOMERS

(1)	Details of deposits sorted by interest type are as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Deposits in local currency
Deposits on demand	￦	1,529,210	￦	1,372,666	￦	1,280,028
Deposits at termination		16,345,317		12,968,542		10,542,236
Mutual installment		21,071		43,007		76,445
Money trust		15		14		13
Certificate of deposits		125,752		238,358		1,293,217

Sub-total		18,021,365		14,622,587		13,191,939

Deposits in foreign currencies		124,988		218,450		299,132
Present value discount		(2,825)		(6,311)		(24,460)

Total	￦	18,143,528	￦	14,834,726	￦	13,466,611

(2)	Details of deposits by customers are as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Individual	￦	6,341,944	￦	5,867,949	￦	5,573,813
Non-profit corporation		1,334,931		1,003,939		885,698
Educational organization		142,990		139,225		110,350
Government		1,897,763		1,653,763		1,730,900
Government agencies		206,709		101,440		56,981
Banks		570,017		396,403		297,431
Other financial institutions		3,403,981		2,030,131		1,545,534
Foreign corporations		2,641		2,551		2,755
Corporation		3,939,762		3,388,341		3,022,850
Others		305,615		257,295		264,759
Present value discount		(2,825)		(6,311)		(24,460)

Total	￦	18,143,528	￦	14,834,726	￦	13,466,611

18.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	December 31, 2011
	Lenders	Average annual interest rate (%)	Amount
Borrowings in local currency
Borrowings of the Bank of Korea	The Bank of Korea	1.45	￦	301,571
Borrowings from government funds	Korea Environment Management Corporation	1.77		103,400
Others	Small & medium business corporation and others	2.37		1,327,312

Sub-total				1,732,283

Borrowings in foreign currencies
Borrowings in foreign currencies	CA-CIB and others	1.81		1,054,168
Offshore borrowings in foreign currencies	Shinhan Bank and others	1.00		5,766

Sub-total			￦	1,059,934

Bills sold				35,148
Call money				5,767
Bonds sold under repurchase agreements				59,281
Present value discount				(295)

Total			￦	2,892,118

	December 31, 2010
	Lenders	Average annual interest rate (%)	Amount
Borrowings in local currency
Borrowings of the Bank of Korea	The Bank of Korea	1.25	￦	308,926
Borrowings from government funds	Ministry of Labor and others	2.05		86,222
Others	Small & medium business corporation and others	3.06		1,096,493

Sub-total				1,491,641

Borrowings in foreign currencies
Borrowings in foreign currencies	Korea Exchange Bank and others	2.49		913,844
Offshore borrowings in foreign currencies	Shinhan Bank and others	0.84		5,694

Sub-total			￦	919,538

Bills sold				25,951
Call money				208,243
Bonds sold under repurchase agreements				45,323
Present value discount				(366)

Total			￦	2,690,330

	January 1, 2010
	Lenders	Average annual interest rate (%)	Amount
Borrowings in local currency

Borrowings of the Bank of Korea	The Bank of Korea	1.28	￦	342,670
Borrowings from government funds	Ministry of Labor and others	2.19		88,961
Others	Small & medium business corporation and others	3.07		823,483

Sub-total				1,255,114

Borrowings in foreign currencies
Borrowings in foreign currencies	Korea Exchange Bank and others	3.37		704,792
Offshore borrowings in foreign currencies	Korea Development Bank and others	2.64		5,839

Sub-total			￦	710,631

Bills sold				26,877
Call money				280,968
Bonds sold under repurchase agreements				136,480
Present value discount				(51)

Total			￦	2,410,019

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	December 31, 2011			December 31, 2010			January 1, 2010
	Interest rate (%)	Amount		Interest rate (%)	Amount		Interest rate (%)	Amount
Face value of bond
Ordinary bonds	3.5~4.24	￦	340,000	2.9~4.5	￦	610,000	2.97~8.0	￦	1,050,000
Subordinated bonds	4.5~8.7		1,046,000	5.3~8.7		896,000	5.33~8.7		696,010
Discounts on bond			(633)			(3,006)			(5,343)

Total		￦	1,385,367		￦	1,502,994		￦	1,740,667

(3)	Details of borrowings from financial institutions are as follows (Unit: Korean Won in millions):

December 31, 2011	The Bank of Korea		Banks		Others		Total
Call-money	￦	—	￦	5,767	￦	—	￦	5,767
Bonds sold under repurchase agreements		—		—		59,281		59,281
Borrowings in local currency		301,571		126,906		1,303,806		1,732,283
Borrowings in foreign currencies		—		841,685		218,250		1,059,935

Total	￦	301,571	￦	974,358	￦	1,581,337	￦	2,857,266

December 31, 2010	The Bank of Korea		Banks		Others		Total
Call-money	￦	—	￦	208,243	￦	—	￦	208,243
Bonds sold under repurchase agreements		20,200		—		25,123		45,323
Borrowings in local currency		308,926		120,780		1,061,935		1,491,641
Borrowings in foreign currencies		—		783,392		136,146		919,538

Total	￦	329,126	￦	1,112,415	￦	1,223,204	￦	2,664,745

January 1, 2010	The Bank of Korea		Banks		Others		Total
Call-money	￦	—	￦	247,268	￦	33,700	￦	280,968
Bonds sold under repurchase agreements		20,200		—		116,280		136,480
Borrowings in local currency		342,670		118,765		793,678		1,255,113
Borrowings in foreign currencies		—		621,315		89,315		710,630

Total	￦	362,870	￦	987,348	￦	1,032,973	￦	2,383,191

19.	PROVISIONS

(1)	Changes in details of other provisions are as follows (Unit: Korean Won in millions):

(2011)	Provisions for guarantee		Provisions for unused commitment		Provisions for record program		Other provisions		Total
Beginning balance	￦	2,870	￦	8,618	￦	617	￦	131,207	￦	143,312
Provisions provided		5,264		2,580		—		42,691		50,535
Provisions used		1,577		—		—		(489)		1,088
Reversal of unused amount		(164)		—		(2)		—		(166)

Ending balance	￦	9,547	￦	11,198	￦	615	￦	173,409	￦	194,769

(2010)	Provisions for guarantee		Provisions for unused commitment		Provisions for record program		Other provisions		Total
Beginning balance	￦	5,025	￦	11,415	￦	519	￦	49,607	￦	66,566
Provisions provided		—		—		98		82,384		82,482
Provisions used		(1,561)		—		—		(784)		(2,345)
Reversal of unused amount		(594)		(2,797)		—		—		(3,391)

Ending balance	￦	2,870	￦	8,618	￦	617	￦	131,207	￦	143,312

(2)	Changes in details of provisions for restoration are as follows (Unit: Korean Won in millions):

	2011		2010
Beginning balance	￦	1,988	￦	1,865
Provisions provided		1,506		33
Provisions used		(43)		(12)
Reversal of unused amount		(68)		—
Amortization		119		102

Ending balance	￦	3,502	￦	1,988

20.	RETIREMENT BENEFIT OBLIGATION

(1)	Details of retirement benefit obligation are as follows (Unit: Korean Won in millions):

	2011		2010
Projected retirement benefit obligation	￦	41,749	￦	30,280
Fair value of plan assets		(35,219)		(15,237)

Funded status	￦	6,530	￦	15,043

(2)	Details of retirement benefit included in income statement are as follows (Unit: Korean Won in millions):

	2011		2010
Service cost	￦	9,751	￦	7,849
Interest cost		1,583		1,931
Expected return on plan assets		(994)		(1,107)
Actuarial gain		2,382		2,158

Total	￦	12,722	￦	10,831

Defined contribution retirement benefit for the year ended December 31, 2011, are 9 million won.

(3)	Details of changes in carrying value of retirement benefit obligation are as follows (Unit: Korean Won in millions):

	2011		2010
Beginning balance	￦	30,280	￦	34,400
Service cost		9,751		7,849
Interest cost		1,583		1,931
Actuarial loss		2,115		2,047
Retirement benefit paid		(1,980)		(15,947)
Others		—		—

Ending balance	￦	41,749	￦	30,280

(4)	Details of changes in plan assets are as follows (Unit: Korean Won in millions):

	2011		2010
Beginning balance	￦	(15,237)	￦	(23,929)
Expected return plan assets		(994)		(1,107)
Actuarial gain		267		111
Employer’s contributions		(20,000)		—
Retirement benefit paid		745		9,688

Ending balance	￦	(35,219)	￦	(15,237)

(5)	Actuarial assumptions used in retirement benefit obligation assessment are as follows:

	2011	2010
Discount rate	4.64%	5.46%
Expected rate of return on plan assets	3.90%	4.00%
Future wage growth rate	5.67%	6.80%

(6)	Consists of plan assets and realized return on plan assets are as follows (Unit: Korean Won in millions):

	2011		2010
Deposits	￦	35,219	￦	15,237
Realized return on plan assets		727		997

(7)	Details of accumulation of retirement benefit obligation are as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Projected benefit obligation	￦	41,749	￦	30,280	￦	34,400
Fair value of plan assets		(35,219)		(15,237)		(23,929)

Total	￦	6,530	￦	15,043	￦	10,471

21.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other are as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Other financial liabilities :
Payables	￦	153,565	￦	198,276	￦	445,075
Accrued expenses		334,593		244,410		199,807
Discounted Present Value		(63)		(61)		(72)
Separate account differences		65,201		70,482		95,267
Deposits Received		6,714		4,063		9,683
Agency business revenue		19,736		30,704		29,862
Foreign exchange payables		1,543		847		3,964
Domestic exchange payables		99,999		125,462		101,728
Card-related liabilities		16,501		15,140		13,690
Miscellaneous liabilities		32,098		47,834		38,669

Sub-total		729,887		737,157		937,673
Other non-financial liabilities :
Miscellaneous liabilities		38,574		28,302		25,311

Total	￦	768,461	￦	765,459	￦	962,984

22.	DERIVATIVES

(1)	Details of derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

(December 31, 2011)	Notional amount		Assets				Liabilities
			Cash flow hedge		For trading		Cash flow hedge		For trading
Interest rate :
Interest rate swaps	￦	1,854,200	￦	—	￦	28,009	￦	170	￦	27,926
Currency :
Currency forwards		1,274,997		—		49,547		—		22,123
Currency swaps		495,919		—		78,496		—		78,591

Sub-total		1,770,916		—		128,043		—		100,714

Stock Index :
Long stock index options		59,122		—		1,227		—		—
Short stock index options		56,122		—		—		—		811

Sub-total		115,244		—		1,227		—		811

Total	￦	3,740,360	￦	—	￦	157,279	￦	170	￦	129,451

(December 31, 2010)	Notional amount		Assets				Liabilities
			Cash flow hedge		For trading		Cash flow hedge		For trading
Interest rate :
Interest rate swaps	￦	1,879,600	￦	—	￦	38,710	￦	454	￦	38,596
Currency :
Currency forwards		2,208,694		—		57,911		—		24,638
Currency swaps		512,505		—		79,724		—		77,082

Sub-total		2,721,199		—		137,635		—		101,720

Stock Index :
Long stock index options		105,631		—		11,039		—		—
Short stock index options		99,631		—		—		—		9,557

Sub-total		205,262		—		11,039		—		9,557

Total	￦	4,806,061	￦	—	￦	187,384	￦	454	￦	149,873

(January 1, 2010)	Notional amount		Assets				Liabilities
			Cash flow hedge		For trading		Cash flow hedge		For trading
Interest rate :
Interest rate swaps	￦	2,146,926	￦	—	￦	44,729	￦	2,979	￦	44,988
Currency :
Currency forwards		1,740,155		—		85,162		—		23,164
Currency swaps		548,842		—		88,872		—		85,067
Long options		22,418		—		2,389		—		—
Short options		22,418		—		—		—		2,412

Sub-total		2,333,833		—		176,423		—		110,643

Stock Index :								—
Long stock index options		62,503		—		4,041		—		—
Short stock index options		59,003		—		—		—		4,015

Sub-total		121,506		—		4,041		—		4,015

Total	￦	4,602,265	￦	—	￦	225,193	￦	2,979	￦	159,646

The above disclosure includes all derivatives regardless of the financial instrument categories. Derivatives held for trading purpose classified into financial assets or liabilities at FVTPL (see Notes 16) and derivatives for hedging are stated as a lien item at the consolidated statements of financial position.

(2)	Comprehensive income from derivatives for cash flow hedging are as follows (Unit: Korean Won in millions):

	2011		2010
Comprehensive income	￦	227	￦	1,970

23.	COMMON STOCK, HYBRID EQUITY SECURITIES AND CAPITAL SURPLUS

(1)	Details of common stock and hybrid equity securities are as follows (Unit: Korean Won in millions):

	Common Stock		Hybrid Equity Securities		Total
December 31, 2011	￦	290,250	￦	115,998	￦	406,248
December 31, 2010	￦	290,250	￦	115,998	￦	406,248
January 1, 2010	￦	290,250	￦	115,998	￦	406,248

(2) The Bank has 400,000,000 shares of authorized common stock, of which 58,050,037 shares were issued and outstanding as of December 31, 2011. The par value of common stock is ￦5,000 and the common stock of the Bank as of December 31, 2011 and 2010 amounted to ￦290,250 million, respectively. As December 31, 2011 and December 31, 2010, 100.00% and 99.99%, respectively, of the Bank’s common stock was owned by of Woori Finance Holdings Co., Ltd. (WFH), a subsidiary of Korea Deposit Insurance Corporation (“KDIC”). Meanwhile On October 2011, by exchanging the stock, the Bank became a wholly owned subsidiary (100.00% ownership interest) of WFH.

(3)	Details of hybrid equity securities are as follows (Unit: Korean Won in millions):

Date of issue	Maturity date	Interest Rate(%)	2011.12.31		2010.12.31		2010.1.1
2009. 3. 31	2039. 3. 31	6.76	￦	115,998	￦	115,998	￦	115,998

(4)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Capital in excess of par value	￦	68,574	￦	68,574	￦	68,574
Gains on Capital Reduction		26,906		26,906		26,906

Total	￦	95,480	￦	95,480	￦	95,480

The Bank received an “order of elimination” of all existing shareholders from the Financial Supervisory Commission pursuant to the Law on Improvement of Structure of Financial Industry and accordingly, reduced its common stock to zero without consideration under a capital reduction on December 28, 2000. However, consideration was paid to the shareholders who exercised dissenters’ rights against the capital reduction. The capital reduction resulted in a decrease of ￦397,007 million in the common stock issued and a gain on capital reduction of ￦26,906 million, net of ￦16,623 million paid for the purchase of shares from those dissenting shareholders and ￦353,478 million as an offset to accumulated deficit.

24.	OTHER EQUITY

Details of change in other equity as of December 31, 2011 and 2010 are as follows:

(Unit: Korean Won in millions)

(2011)	Beginning balance		Others (except for Reclassification adjustment)		Reclassification adjustment		Effective of tax		Ending balance
Gain on valuation of AFS financial asset	￦	34,029	￦	13,683	￦	(6,186)	￦	(2,774)	￦	38,752
Loss on valuation of cashflow hedge		(418)		284		—		(57)		(191)

Total	￦	33,611	￦	13,967	￦	(6,186)	￦	(2,831)	￦	38,561

(2010)	Beginning balance		Others (except for Reclassification adjustment)		Reclassification adjustment		Effective of tax		Ending balance
Gain on valuation of AFS financial asset	￦	31,467	￦	12,274	￦	(9,421)	￦	(291)	￦	34,029
Loss on valuation of cashflow hedge		(2,387)		2,525		—		(556)		(418)

Total	￦	29,080	￦	14,799	￦	(9,421)	￦	(847)	￦	33,611

25.	RETAINED EARNINGS

(1)	Retained earnings consist of the follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Legal reserves	￦	134,800	￦	120,300	￦	100,900
Voluntary reserves		934,034		854,736		738,568
Retained earnings carried forward		188,638		145,134		163,137

	￦	1,257,472	￦	1,120,170	￦	1,002,605

In accordance with the Banking Act, legal reserve is appropriated at least one tenth of the earnings after income tax on every dividend declaration, not exceeding the paid-in capital. This reserve may not be used other than to offset a deficit or to transfer to capital.

(2)	Details of change in retained earnings as are as follows (Unit: Korean Won in millions):

	2011		2010
Beginning balance	￦	1,120,170	￦	1,002,605
Net income		195,647		183,457
Dividends		(50,504)		(58,050)
Dividend of hybrid equity securities		(7,841)		(7,842)

Ending balance	￦	1,257,472	￦	1,120,170

26.	REGULATORY RESERVE FOR BAD DEBTS

In accordance with the Banking Supervision Regulations, if provisions for credit loss under K-IFRS for the accounting purpose short fall in those for the regulatory purpose, the Bank discloses such short fall amount as regulatory reserve for bad debts.

(1)	Balances of regulatory reserve for bad debt reserve are as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2010
Reserves for bad debts	￦	155,137	￦	39,131

(2)	Reserve and net income after the reserve provided are as follows (Unit: Korean Won in millions, except for earning per share)

	December 31, 2011
Reserve provided	￦	116,006
Net income after the reserve provided		79,641
Earnings per share after the reserve provided	￦	1,372

27.	DIVIDENDS

(1)	Details of the obligation to pay dividends are as follows (Unit: Korean Won in millions, except for dividend per share):

	December 31, 2011		December 31, 2010
Total paid dividend	￦	7,976	￦	50,504
Issued shares of common stock		58,050,037 shares		58,050,037 shares
Par value(Unit: Korean Won)		5,000		5,000
Dividend per share		137		870
Dividend ratio		2.7%		17.4%
Net income		195,647		183,457
Dividend payout ratio		4.1%		27.5%

The above dividends exclude dividends of hybrid equity securities. On the other hand, dividend payout ratio as of December 31, 2011 for net income after the reserve provided is 10.0%.

(2)	Details of dividends of hybrid equity securities are as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2010
Hybrid equity securities	￦	115,998	￦	115,998
Rates		6.76%		6.76%
Dividend		7,841		7,842

28.	NET INTEREST INCOME (EXPENSE)

(1)	Details of interest income occurred are as follows (Unit: Korean Won in millions):

	For the year ended December 31
	2011		2010
Financial asset at FVTPL:
Interest on securities	￦	2,901	￦	3,846
AFS financial asset:
Korean treasury and government agencies in local currency		8,118		9,066
Financial institutions in local currency		17,964		25,409
Corporates in local currency		29,158		16,650
Interest of other AFS financial assets in local currency		1,572		2,899
Foreign securities		152		162

Sub-total		56,964		54,186

HTM financial asset:
Debt securities
Korean treasury and government agencies		27,752		18,041
Financial institutions		25,288		33,859
Corporates		42,347		34,680

Sub-total		95,387		86,580

Loans and receivables:
Interest on deposits
Due from Financial Institutions local currency		13,063		8,064
Due from Financial Institutions in foreign currency		12		21

Sub-total		13,075		8,085

Interest on loans
Loans in local currency		995,280		880,024
Loans in foreign currency		28,720		35,628
Call Loans		4,366		3,772
Bills Bought		8,094		6,999
Interest Received on foreign exchange		6,540		7,682
Payment for Acceptances and Guarantees		14		20
Bonds Purchased under Repurchase Agreements		4,977		2,546
Privately Placed Bonds		12,615		9,519
Credit Card Receivables		56,055		61,422
Other receivables		2		—

Sub-total		1,116,663		1,007,612

Interest of other Assets		9,929		8,178

Sub-total		1,139,667		1,023,875

Total	￦	1,294,919	￦	1,168,487

*	Interest income from impaired financial assets for 2011 and 2010 are ￦152 million Won and ￦162 million Won.

(2)	Details of interest expenses incurred are as follows (Unit: Korean Won in millions):

	For the year ended December 31
	2011		2010
Interest on deposits:
Demand deposits in local currency	￦	5,875	￦	4,980
Deposits in foreign currency		873		1,133
Time & saving deposits		443,573		351,171
Mutual installment		512		1,366
Negotiable certificates of deposits		6,906		25,752
Money trust		1		1

Sub-total		457,740		384,403

Interest on borrowings:
Borrowings in local currency		45,966		34,943
Borrowings in foreign currency		16,214		22,275
Off-shore Borrowings in foreign currency		55		49
Call money		2,877		1,432
Discount fees on bills sold		1,262		747
Bonds sold under resale agreements		1,503		3,160

Sub-total		67,877		62,606

Interest on debentures:
Finance debentures issued in local currency		81,726		91,419
Other interest expense:		4,805		3,097

Total	￦	612,148	￦	541,525

29.	NET FEES INCOME (EXPENSE)

(1)	Details of fees income occurred are as follows (Unit: Korean Won in millions):

	For the year ended December 31
	2011		2010
Banking fees
Banking fees in local currency	￦	63,676	￦	60,144
Banking fees in foreign currency		5,302		4,740
Guarantee fees		3,491		4,157
Fees from project financing		1,950		1,915

Sub-total		74,419		70,956

Credit card fees
Credit card fees in local currency		1,114		874
Prepaid card fees		754		862

Sub-total		1,868		1,736

Other fees		286		197
Trust work fees		4,714		4,598

Total	￦	81,287	￦	77,487

(2)	Details of fees expense incurred are as follows (Unit: Korean Won in millions):

	For the year ended December 31
	2011		2010
Fees paid
Commissions paid in won	￦	7,505	￦	8,097
Commissions paid in foreign currency		808		1,002

Sub-total		8,313		9,099

Credit card commission
Credit card commission in won		24,005		22,468
Credit card commission in foreign currency		4		5
Debit card commission		19		16

Sub-total		24,028		22,489

Brokerage commission		15		15
Other commission		1,727		769
Trust work commission		2		1

Total	￦	34,085	￦	32,373

30.	DIVIDEND INCOME

Details of dividend income are as follows (Unit: Korean Won in millions):

	For the year ended December 31
	2011		2010
Dividend of FVTPL financial asset	￦	41	￦	26
Dividend of AFS financial assets		10,813		12,700

Total	￦	10,854	￦	12,726

31.	GAIN (LOSS) ON FINANCIAL ASSETS AT FVTPL

(1)	Details of gain (loss) on financial assets held for trading are as follows (Unit: Korean Won in millions):

	For the year ended December 31
	2011		2010
Gain (loss) on valuation and disposal of securities:
Gain (loss) on redemption of securities	￦	21	￦	1,984
Gain (loss) on transaction of securities		(4,136)		2,186
Gain on valuation of securities		452		989

Sub-total		(3,663)		5,159

Gain (loss) on derivatives :
Gain (loss) on transaction of derivatives		20,512		(8,413)
Gain on valuation of derivatives		27,518		32,759

Sub-total		48,030		24,346

Other financial assets held for trading :
Loss on transaction		(182)		(5,288)

Total	￦	44,185	￦	24,217

(2)	No gain (loss) occurs from valuation of financial assets designated at FVTPL for the years ended December 31, 2011 and 2010.

32.	GAIN (LOSS) ON AFS FINANCIAL ASSETS

Details of gain (loss) on AFS financial assets recognized are as follows (Unit: Korean Won in millions):

	For the year ended December 31
	2011		2010
Gain on redemption of securities	￦	—	￦	9,573
Gain on transaction of securities		15,165		31,039
Impairment loss or reversal of impairment on securities		(16,266)		(9,303)

Total	￦	(1,101)	￦	31,309

33.	GAIN (LOSS) ON HTM FINANCIAL ASSETS

Details of gain (loss) on HTM financial assets recognized are as follows (Unit: Korean Won in millions):

	For the year ended December 31
	2011		2010
Gain(loss) on redemption of securities	￦	18	￦	—
Restoration of securities impairment losses (securities impairment loss)		64		—

Total	￦	82	￦	—

34.	IMPAIRMENT LOSS ON CREDIT LOSS

Details of impairment loss on credit loss recognized are as follows (Unit: Korean Won in millions):

	For the year ended December 31
	2011		2010
Loans
Bad debt expenses	￦	(102,593)	￦	(122,325)
Provision for guarantee
Provision for general guarantee provided		(5,263)		—
Reversal of provision for financial Guarantee		164		594

Sub-Total		(5,099)		594

Undrawn commitment
Provision for undrawn commitment Provided		(2,580)		—
Reversal of provision for undrawn Commitment		—		2,797

Sub-Total		(2,580)		2,797

Total	￦	(110,272)	￦	(118,934)

35.	OTHER OPERATING INCOME (EXPENSE)

(1)	Details of recognized other operating income are as follows (Unit: Korean Won in millions):

	For the year ended December 31
	2011		2010
Gain on transaction of FX	￦	86,858	￦	144,556
Gain on transactions of loans and receivables		2,914		26,836
Rental fee income		212		246
Gain on trust account		74		1
Gain on repair work		68		5
Gain on disposal of others assets		83		8
Others		4,496		5,383

Total	￦	94,705	￦	177,035

(2)	Details of recognized other operating expenses are as follows (Unit: Korean Won in millions):

	For the year ended December 31
	2011		2010
Loss on transaction of FX	￦	124,200	￦	151,161
Loss on transactions of loans and receivables		3,034		29,531
Deposit insurance premium		21,724		18,176
Contribution to miscellaneous funds		34,811		30,589
Loss on disposal of others assets		372		22
Donation		7,410		6,700
Others		322,154		321,018

Total	￦	513,705	￦	557,197

(3)	Details of other expenses included in other operating expenses are as follows (Unit: Korean Won in millions):

	For the year ended December 31
	2011		2010
Short term employee benefits	￦	100,921	￦	83,409
Retirement benefit service costs		12,731		10,830
Fringe benefits		36,894		27,021
Cost-compensatory expense		14,150		11,119
Traveling expenses		727		741
Operating promotion expenses		4,884		3,609
Rent		9,812		8,616
Depreciation		9,776		9,898
Advertising		7,177		5,305
Taxes and dues		9,898		9,046
Communication expense		3,149		2,941
Insurance premium		181		170
Dismissal benefits		2,032		2,294
Supplies expense		1,910		1,616
Service contract expenses		13,825		13,336
Electronic data processing expenses		32,917		33,952
Others		61,170		97,115

Total	￦	322,154	￦	321,018

36.	INCOME TAX EXPENSE AND DEFERRED INCOME TAXES

(1)	Income tax expenses are as follows(Unit: Korean Won in millions):

	2011		2010
Income tax payable	￦	81,097	￦	88,277
Changes in net deferred income tax assets (liabilities) by temporary difference		(19,192)		(29,239)
Charged or credited directly to capital adjustment		(2,831)		(1,260)

Income tax expense	￦	59,075	￦	57,778

(2)	The income tax expense can be reconciled to net income as follows(Unit: Korean Won in millions):

	2011		2010
Financial accounting income	￦	254,722	￦	241,234
Imposed tax by income tax rates		61,643		58,379
Adjustment:
Non-taxable revenues		(1,550)		(240)
Non-deductible expenses		1,080		768
Effect of change of tax rates and others		(2,098)		(1,129)

Income tax expense	￦	59,075	￦	57,778

Effective tax rate		23.2%		24.0%

(3)	Changes in significant accumulated temporary differences and tax effects are as follows (Korean won in millions):

(2011)	Beginning balance		Addition		Deduction		Ending balance
Taxable temporary difference:
Gain and loss on valuation of securities	￦	(177,216)	￦	227,849	￦	(2,340)	￦	52,973
Gain and loss on valuation of derivative instrument		(37,407)		(27,789)		(37,407)		(27,789)
Accrued income		(56,627)		(35,561)		(16,143)		(76,045)
Depreciation		9,072		(8,658)		(2,888)		3,302
Allowance for credit losses		(37,532)		—		(37,532)		—
Allowance for severance and retirement benefits		8,025		(8,025)		—		—
Allowance for acceptances and guarantees losses		2,870		9,547		2,870		9,547
Allowance for others		142,430		188,724		142,430		188,724
Allowance for accelerated depreciation		(60,313)		15,473		—		(44,840)
Others		222,776		(214,296)		15,365		(6,885)

Subtotal		16,078		147,264		64,355		98,987

Charged or credited directly to capital adjustment
Gain and loss on valuation of available-for-sale securities		(43,627)		(51,124)		(43,627)		(51,124)
Gain and loss on valuation of derivative instrument		535		252		535		252

Subtotal		(43,092)		(50,872)		(43,092)		(50,872)

Total	￦	(27,014)	￦	96,392	￦	21,263	￦	48,115

Impossible temporary difference	￦	—	￦	—	￦	—	￦	—
Possible temporary difference		(27,014)		96,392		21,263		48,115
Deferred income tax assets(liabilities)		(7,548)						11,644

(2010)	Beginning balance		Addition		Deduction		Ending balance
Taxable temporary difference:
Gain and loss on valuation of securities	￦	32,065	￦	(197,120)	￦	12,161	￦	(177,216)
Gain and loss on valuation of derivative instrument		(68,239)		(33,167)		(63,999)		(37,407)
Accrued income		(51,445)		(29,167)		(23,985)		(56,627)
Depreciation		7,189		(2,126)		(4,009)		9,072
Allowance for credit losses		(62,799)		(37,532)		(62,799)		(37,532)
Allowance for severance and retirement benefits		874		7,151		—		8,025
Allowance for acceptances and guarantees losses		5,025		1,779		3,934		2,870
Allowance for others		63,405		102,499		23,474		142,430
Allowance for accelerated depreciation		(60,313)		—		—		(60,313)
Others		22,781		216,905		16,910		222,776

Subtotal		(111,457)		29,222		(98,313)		16,078

Charged or credited directly to capital adjustment
Gain and loss on valuation of available-for-sale securities		(40,361)		(43,627)		(40,361)		(43,627)
Gain and loss on valuation of derivative instrument		3,061		535		3,061		535

Subtotal		(37,300)		(43,092)		(37,300)		(43,092)

Total	￦	(148,757)	￦	(13,870)	￦	(135,613)	￦	(27,014)

Impossible temporary difference	￦	—	￦	—	￦	—	￦	—
Possible temporary difference		(148,757)		(13,870)		(135,613)		(27,014)
Deferred income tax liabilities		(36,787)						(7,548)

(4)	Deferred income tax directly charged to shareholders’ equity are as follows (Unit: Korean Won in millions):

(December 31, 2011)	Before Tax		Effective of Tax		After Tax
Gain on valuation of AFS securities	￦	51,124	￦	12,372	￦	38,752
Loss on valuation of derivative instrument		(252)		(61)		(191)

Total	￦	50,872	￦	12,311	￦	38,561

(December 31, 2010)	Before Tax		Effective of Tax		After Tax
Gain on valuation of AFS securities	￦	43,627	￦	9,598	￦	34,029
Loss on valuation of derivative instrument		(535)		(118)		(417)

Total	￦	43,092	￦	9,480	￦	33,612

(January 1, 2010)	Before Tax		Effective of Tax		After Tax
Gain on valuation of AFS securities	￦	40,361	￦	8,893	￦	31,468
Loss on valuation of derivative instrument		(3,061)		(673)		(2,388)

Total	￦	37,300	￦	8,220	￦	29,080

37.	EARNINGS PER SHARE (EPS)

Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS):

	2011		2010
Net income on common share	￦	195,647	￦	183,457
Weighted average number of common shares outstanding		58,050,037 shares		58,050,037 shares
Basic EPS	￦	3,370	￦	3,160

38.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Contingent liabilities related to guarantees are as follows (Unit: Korean Won in millions):

	December 31, 2011		December 31, 2010		January 1, 2010
Confirmed guarantees :
Guarantee for bonds	￦	—	￦	—	￦	200
Guarantee for loans		40,937		20,713		59,337
Acceptances		22,617		14,687		23,981
Letter of guarantee		10,302		5,018		6,076
Other confirmed guarantees		250,109		394,903		400,079

Sub-Total		323,965		435,321		489,673

Unconfirmed Guarantees :
Local letter of credit		39,498		49,081		85,165
Letter of credit		226,453		120,947		117,485

Sub-Total		265,951		170,028		202,650

Commitments
Other commitments		1,008,872		719,814		646,985
Loan commitments		3,759,861		3,128,644		2,897,339
Bills endorsed with recourse		2,890		—		476

Sub-Total		4,771,623		3,848,458		3,544,800

Total	￦	5,361,539	￦	4,453,807	￦	4,237,123

(2)	The lawsuits of the Bank are as follows (Unit: Korean Won in millions):

	December 31,2011				December 31,2010				January 1, 2010
	As plaintiff		As defendant		As plaintiff		As defendant		As plaintiff		As defendant
Number of cases		15 cases		45 cases		17 cases		33 cases		12 cases		28 cases
Amount of litigation	￦	59,612	￦	290,346	￦	80,129	￦	142,995	￦	84,295	￦	22,473
Allowances for litigations		—		172,011		—		130,063		—		1,616

39.	TRANSACTIONS WITH RELATED PARTIES

Related parties of Bank are as follows:

(1)	Related parties

Classification	Name of the company
Uppermost parent company	Korea Deposit Insurance Corporation

Parent company	WFH

Subsidiary

Kyongnam Bank Preservation Trust of principal.

Consus 6th LLC.

GS Gold Scope Private Bond Mix Investment Trust 2nd

KTB Market Alpha Private Equity Securities Investment Trust 30-1st

Sei New Vesta Private Equity Securities 7th

Shinhan BNPP Private Equity Securities 9 th

Hanhwa smart Private Equity Securities Investment 39th

GS Gold Scope Private Equity Securities Investment Trust 5th

Hanhwa Private Equity Securities Investment Trust 3rd

Others	WFH subsidiaries

(2)	Gain or loss from transactions with Subsidiary are as follows (Unit: Korean Won in millions):

	2011			2010
	Trust		SPC	Trust		SPC
Fees incomes	￦	200	—	￦	27	—
Interest expense		61	—		43	—

(3)	Gain or loss from transactions with other related parties are as follows (Unit: Korean Won in millions):

(2011)	Interest income		Fees and Commission revenues		Reversal of allowance		Others income		Interest expenses		Fees and commission expenses		Bad debt expenses		Others expense
Woori Finance Holdings	￦	—	￦	—	￦	—	￦	—	￦	890	￦	1,570	￦	—	￦	—
Korea Deposit Insurance Corporation		3,031		—		—		—		655		—		—		—
Woori Finance_SPC		612		253		—		3,680		—		—		—		3,964
Woori Bank		63		—		14		32,432		—		4		—		35,364
Woori Credit Information		—		—		—		—		—		175		—		22
Kwangju Bank		—		—		—		—		229		—		—		—
Woori Finance Information System		—		—		—		—		—		—		—		28,138
Woori Investment Security		50		—		—		—		6,890		—		—		119
Woori Asset Management		—		—		—		—		350		—		—		—
Woori Private Equity		—		—		—		—		141		—		—		—
Kumho investment bank		1,518		—		—		—		4		—		14		—
Woori Financial		—		121		—		—		—		25		—		602

	￦	5,274	￦	374	￦	14	￦	36,112	￦	9,159	￦	1,774	￦	14	￦	68,209

(2010)	Interest income		Fees and Commission revenues		Reversal of allowance		Others income		Interest expenses		Fees and commission expenses		Bad debt expenses		Others expense
Woori Finance Holdings	￦	—	￦	—	￦	—	￦	—	￦	688	￦	699	￦	—	￦	—
Korea Deposit Insurance Corporation		2,418		—		—		—		548		—		—		—
Woori Finance_SPC		—		168		—		4,685		—		—		—		—
Woori Bank		158		—		21		41,209		—		—		—		37,780
Woori Credit Information		—		—		—		—		—		110		—		18
Woori Finance Information System		—		—		—		—		—		—		—		29,842
Woori Investment Security		1		—		3		—		631		—		—		93
Woori Asset Management		—		—		—		—		645		—		—		—
Woori Private Equity		—		—		—		—		139		—		—		—
Kumho investment bank		2,203		—		63		—		—		—		—		—
Woori Financial		—		49		—		—		95		24		—		560
Woori futures		—		—		—		—				9		—		—

	￦	4,780	￦	217	￦	87	￦	45,894	￦	2,746	￦	842	￦	—	￦	68,293

(4)	Assets and liabilities from transactions with Subsidiary are as follows (Unit: Korean Won in millions):

	December 31, 2011			December 31, 2010			January 1, 2010
	Trust		SPC	Trust		SPC	Trust		SPC
Affiliated company
Depository liabilities	￦	—	9	￦	—	9	￦	—	—
Others liabilities		1,962	—		1,758	—		1,725	—

(5)	Assets and liabilities from transactions with other related parties are as follows (Unit: Korean Won in millions):

(December 31, 2011)	Due from Bank		Loans		Allowance		Others Assets		Depository liabilities		Borrowing		Provision		Others liability
Woori Finance Holdings	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—
Korea Deposit Insurance Corporation		—		—		—		30,023		40,000		—		—		208
Woori Finance_SPC		—		—		—		310				—		81		—
Woori Bank		3,739		1,409		(1)		39,716		4,434		—		—		37,620
Woori Credit Information		—		—		—		—		—		—		—		61
Kwangju Bank		10		—		—		19,357		18,185		—		—		1,387
Woori Finance Information System		—		3		—		—		—		—		—		2,552
Woori Investment Security		—		2		—		1,089		240,536		735		—		6,509
Woori Asset Management		—		—		—		—		9,503		—		—		116
Woori Private Equity		—		—		—		—		2,173		—		—		2
Kumho investment bank		—		40,000		(189)		31		—		—		—		—
Woori Financial		—		—		—		—		—		—		1		—

	￦	3,749	￦	41,414	￦	(190)	￦	90,526	￦	314,831	￦	735	￦	82	￦	48,455

(December 31, 2010)	Due from Bank		Loans		Allowance		Others Assets		Depository liabilities		Borrowing		Provision		Others liability
Woori Finance Holdings	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—
Korea Deposit Insurance Corporation		—		—		—		30,119		20,000		—		—		411
Woori Finance_SPC		—		—		—		4,017		—		—		—		37
Woori Bank		3,778		3,587		(15)		113,491		1,579		—		—		36,999
Woori Credit Information		—		—		—		—		3		—		—		24
Kwangju Bank		—		—		—		66		—		—		—		—
Woori Finance Information System		—		2		—		—		—		—		—		3,450
Woori Investment Security		—		—		—		999		12,037		11,818		—		606
Woori Asset Management		—		—		—		—		11,100		—		—		133
Woori Private Equity		—		—		—		—		4,056		—		—		22
Kumho investment bank		—		40,000		(174)		46		—		—		—		—
Woori Financial		—		—		—		—		—		—		—		—

	￦	3,778	￦	43,589	￦	(189)	￦	148,738	￦	48,775	￦	11,818	￦	—	￦	41,682

(January 1, 2010)	Due from Bank		Loans		Allowance		Others Assets		Depository liabilities		Borrowing		Provision		Others liability
Woori Finance Holdings	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—
Korea Deposit Insurance Corporation		—		—		—		50,419		15,000		—		—		42
Woori Finance_SPC		—		—		—		3,290		—		—		—		—
Woori Bank		12,047		8,304		(36)		74,473		1,771		—		—		41,446
Woori Credit Information		—		—		—		—		—		—		—		3
Kwangju Bank		4		—		—		—		2		—		—		76
Woori Finance Information System		—		1		—		—		—		—		—		2,537
Woori Investment Security		—		—		(3)		999		594		306		—		27
Woori Asset Management		—		—		—		—		22,010		—		—		349
Woori Private Equity		—		—		—		—		2,004		—		—		10
Kumho investment bank		—		40,000		(237)		—		—		—		—		—
Woori Financial		—		—		—		—		7,000		—		—		33

	￦	12,051	￦	48,305	￦	(276)	￦	129,181	￦	48,381	￦	306	￦	—	￦	44,523

(6)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions)

	December 31, 2011		December 31, 2010		January 1, 2010		Description
TY 2nd Co., Ltd.	￦	83,400	￦	83,400	￦	83,400	ABCP Commitment
Korea Deposit Insurance Corporation		200,000		—		—	Loan agreement

(7)	Major management compensation are as follows (Unit: Korean Won in millions):

	2011		2010
Short term employee benefits	￦	700	￦	1,857
Severance payments		—		94

(8)	Assets and liabilities of major management are as follows (Unit: Korean Won in millions):

	Assets		liabilities
December 31, 2011	￦	—	￦	30
December 31, 2010		1		73
January 1, 2010		2		98

40.	OPERATING REVENUES AND OPERATING INCOME

(1)	Details of operating revenues are as follows (Unit: Korean Won in millions):

	2011		2010
Interest revenues	￦	1,294,919	￦	1,168,487
Fees revenues		81,287		77,487
Dividends		10,854		12,726
Gain on financial assets at FVTPL		222,087		238,125
Gain on AFS financial assets		15,353		40,629
Gain on HTM financial assets		82		—
Gains on foreign currency Transaction		86,858		144,556
others		7,847		35,871

Total	￦	1,719,287	￦	1,717,881

(2)	The items reclassified from non-operating income under Korean Generally Accepted Accounting Principles (“K-GAAP”) to operating revenues under K-IFRS are as follows (Unit: Korean Won in millions):

	2011		2010
Operating revenues under K-IFRS	￦	1,719,287	￦	1,717,881
Adjustment
Gain on disposal assets		83		8
Rent fees		212		246
Other non-operating income		4,564		5,362

Subtotal		4,859		5,616

Operating revenues under K-GAAP	￦	1,714,428	￦	1,712,265

(3) The items reclassified from non-operating income or expense under K-GAAP to operating income or expenses under K-IFRS are as follows (Unit: Korean Won in millions):

	2011		2010
Operating income under K-IFRS	￦	254,722	￦	241,234
Adjustment
Gain on disposal assets		83		8
Rent fees		212		246
Other non-operating income		4,564		5,362
Loss on disposal assets		372		22
Donations		7,410		6,700
Other non-operating expense		5,392		2,315

Subtotal		8,315		3,421

Operating income under K-GAAP	￦	263,037	￦	244,655

41.	AGREEMENT ON THE IMPLEMENTATION OF THE MANAGEMENT IMPROVEMENT PLAN

(1)	Agreement on the implementation of a management improvement plan with Korea Deposit Insurance Corporation

In December 2000, the Bank and KDIC entered into an agreement for the implementation of a management improvement plan for the Bank. Pursuant to the agreement, the Bank received a total of ￦352,800 million from KDIC as investments in the Bank’s common stock during 2000 and 2001. Based on the agreement, the Bank is obligated to sell non-performing loans and fixed assets, close certain branches and subsidiaries, improve financial ratios including the capital adequacy ratio, and reinforce its risk management system. If the Bank fails to implement the agreement, KDIC may order the Bank to increase or decrease its capital, pursue a merger, assign contracts such as loans and deposits, or close or sell a part of its business operations.

(2)	Agreement on the implementation of a business plan with Woori Finance Holdings Co., Ltd.

As agreed with KDIC, on July 31, 2001, the Bank and WFH entered into an agreement for the implementation of a business plan for the Bank. Pursuant to the agreement, the Bank shall meet management goals provided by WFH, consult with WFH on material business decision before execution, and prepare and implement a detailed business plan in conformity with the WFH’s business strategies. If the Bank fails to implement the business plan, WFH may order the Bank to limit sales of the specific financial items, investments in fixed assets, promotion to new business or new equity investment, or close or merge its branch operations.

42.	ADOPTION OF KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS

In connection with the opening K-IFRS statements of financial position, the effects on the Bank’s financial position, management performance and cash flows due to the adoption of K-IFRS are as follows:

(1)	Significant differences between K-IFRS and K-GAAP applicable to the Bank

Classification		K-IFRS	Previous accounting Standards (K-GAAP)

First time of K-IFRS	Fair value as deemed cost and revaluation cost	Fair value of lands and buildings as of the transition date is to be regarded as net book value.	Not applicable

	Fair value evaluation of financial assets and liabilities at the acquisition date	Prospective approach is applied to the accounts which are newly categorized into financial assets and liabilities carried at fair value, as of the transition date.	Not applicable

	Derecognition of financial assets and liabilities	K-IFRS No. 1309 (Financial instruments: Recognition and derecognition) is applied prospectively as of the transition date.	Not applicable

	Designation of AFS securities or financial assets/liabilities at FVTPL	Designation of AFS financial assets or financial assets/liabilities at FVTPL is principally allowed at the acquisition date, with an exception of one time designation for existing financial assets/liabilities at the transition date.	Not applicable

	Restoration liabilities included in the cost of tangible assets	Changes in a restoration liability at the transition date are added to or deducted from the cost of tangible assets, by discounting the liability using the discount rate at the date of acquisition.	Not applicable

	Lease	Lease contracts existing as of the transition date are subject to K-IFRS No. 1017 (Lease), which is not applied retrospectively.	Not applicable

	Investment in subsidiaries, jointly controlled corporation and related-party entities	When preparing separate financial statements in accordance with K-IFRS No.1027 (Consolidated and separate financial statements), net book value of the investments in subsidiaries, jointly controlled entities and associates is regarded as the cost of the equity securities when the cost method is applied.	Not applicable

Classification	K-IFRS	Previous accounting Standards (K-GAAP)

Change of Consolidation Scope	Exceeding 50% of the voting power, having decision making capability and holding benefits and risks constitute control in determining the consolidation scope.	Owning 30% of shares and being the largest shareholder constitute control in determining the consolidation scope, except for special purpose entities (SPEs) that meet certain criteria.

Derecognition of Financial Assets	Criteria such as risks, awards, control and continuing involvement are to be sequentially considered in determining derecognition timing and recognition scope.	The disposal of financial assets is contingent on the risks and rewards of ownership of the financial assets, and whether it has retained control of the financial assets. However, certain transactions such as asset securitization per the Act on Asset-Backed Securitization are considered sales transactions.

Classification of Financial Instruments	Financial assets are classified into financial assets at FVTPL, AFS financial assets, HTM securities and loans and receivables, and financial liabilities consist of financial liabilities at FVTPL and other liabilities	Assets are divided into cash and due from banks, investment securities, trade receivables, derivative assets. Securities consist of trading, AFS and HTM securities. Liabilities are classified into deposits, borrowings, debenture and others.

Measurement of Financial Instruments	Financial assets/liabilities at FVTPL and AFS financial assets are required to be recorded at fair value with credit risks reflected. HTM financial assets and loans and receivables are to be measured at amortized cost with the effective interest rate method applied.	Certain financial instruments such as trading securities, AFS securities and derivatives, are recorded at fair value, and the reflection of credit risk is not explicitly mandated.

Allowance for Bad Debts	Allowance should be recorded when objective evidence of impairment exists as a result of one or more events that occurred after initial recognition.	Allowance for doubtful accounts to cover estimated losses on loans, based on rational and unbiased criteria, is recorded. (It is higher of the amount applying the percentage of loan loss allowance established by the Financial Supervisory Commission or the amount based on loan loss experience ratio.)

Classification of Investment Property	Property (land or building) to earn rentals is treated as an investment property.	Property (land or building) to earn rentals is treated as a tangible asset.

Changes in Depreciation Methods.	Residual value, useful lives and depreciation method of property, plant and equipment are to be consistently reviewed at least every fiscal year end and significant changes, if any, should be treated as changes in accounting estimates.	Once depreciation method is determined, it should be consistently applied to all of newly acquired and existing assets.

Classification	K-IFRS	Previous accounting Standards (K-GAAP)

Membership	Classified into intangible asset with indefinite useful lives.	Classified into long-term deposit in other non-current assets.

Measurement of Accrued Severance Benefits	The defined benefit plans are provided and the amounts of defined benefit obligation are computed based on actuarial assumptions.

Provisions for retirement benefits

accrued equal to the amounts to be paid at the end of period, assuming that the all entitled employees with a service year of more than a year would retire at once. Retirement benefit expenses incur at the point when the payment obligation is fixed.

Financial Guarantee	Accounted for as a financial guarantee asset or liability if it is a contract that brings an obligation to an issuer to compensate a loss incurred to a holder, in accordance with the contract provisions, when debtor defaults at a payment date. Recognize financial guarantee assets or liabilities at fair value and subsequently amortize using the effective interest method. Also, financial guarantee liabilities are recorded at higher of allowance for guarantee loss or amortized cost.	Not applicable

Liability/equity classification	Issuer classifies its financial instruments or components of financial instruments as either financial liabilities or equity instruments at the initial recognition, considering the substance of the contractual arrangement and definition of financial assets and equity instruments.	Classification according to relevant legal framework such as business law

Classification of Capital	Classification in capital is pursuant to the substance of the contractual arrangement over its legal form.	Capital includes the legal amount paid by shareholders (paid-in capital).

Foreign currency translation	Closing rates are used in translating the assets and liabilities of the consolidated statements of financial position, the exchange rate at the date of the acquisition are used in translating the capital, and the average rate for a period are used in translating the comprehensive income.	When applying the accounting standards for banking industry, closing rates are used in translating the consolidated statements of financial position and the consolidated statements of income.

(2)	Changes in consolidation scope

As of December 31, 2011, changes in the scope of consolidation as a result of the Bank’s transition to K-IFRS are as follows:

Consolidated Company under K-GAAP	Consolidated Company Under K-IFRS	Scope Difference
-Kyongnam Bank Preservation Trust of principal and interest	-Kyongnam Bank Preservation Trust of principal	Not subject to consolidation as no substantive control over principal recoverable trust is held by the Company as per K-IFRS, however, included in consolidation scope as per the Administrative Instructions of Banking Supervision under K-GAAP

-	-Consus 6th LLC.	Subject to consolidation as substantially controlled by the Company under K-IFRS, however, it was excluded from consolidation under K-GAAP due to SPE’s limited scope of operations

-

-GS Gold Scope Private Bond Mix Investment Trust 2nd

-KTB Market Alpha Private Equity Securities Investment Trust 30-1st

-Sei New Vesta Private Equity Securities 7th

-Shinhan BNPP Private Equity Securities 9th

-Hanhwa Smart Private Equity Securities Investment 39th

-GS Gold Scope Private Equity Securities Investment Trust 5th

-Hana UBS Power Private Equity Securities Investment Trust 3rd

Subject to consolidation as substantially controlled by the Company under K-IFRS, however, excluded from consolidation under K-GAAP

(3)	The effects on the Bank’s financial position and results of operations

The effects on the Bank’s financial position and results of operations being listed below are set out based on consolidated financial statements, which may change with subsequent adoption of amendments to the standards.

(a)	Summary of the effects on the consolidated statements of financial position at January 1, 2010 (Date of transition)

	K-GAAP		K-IFRS		Conversion effects		Ref.
	(Korean Won in millions)
Cash and due from banks	￦	905,625	￦	404,094	￦	(501,531)	1
Financial assets at FVTPL		423,730		293,874		(129,856)	2
AFS financial assets		1,557,409		1,636,301		78,892	3
Held-to-maturity securities		1,549,615		1,533,946		(15,669)	4
Loan and receivables		15,834,354		16,371,531		537,177	5
Investment in related parties		24,971		—		(24,971)	6
Investment Property		—		16,498		16,498	7
Tangible assets		198,693		163,906		(34,787)	8
Intangible assets		5,641		10,840		5,199	9
Other assets		8,240		14,034		5,794	10

Total assets	￦	20,508,278	￦	20,445,024	￦	(63,254)

Financial liabilities at FVTPL	￦	161,207	￦	159,646	￦	(1,561)	11
Deposits		13,577,524		13,466,611		(110,913)	12
Borrowings		2,410,069		2,410,019		(50)	13
Debentures, net of discounts		1,856,775		1,740,667		(116,108)	14
Provision		37,005		78,902		41,897	15
Income tax payable		53,016		53,016		—
Other financial liabilities		921,035		937,673		16,638	16
Other liabilities		22,356		25,311		2,955	17
Deferred income tax liabilities		25,227		36,787		11,560	18
Derivatives		—		2,979		2,979	19

Total liabilities		19,064,214		18,911,611		(152,603)

Common stock		290,250		290,250		—
Capital surplus		95,480		95,480		—
Other capital		25,248		145,078		119,830	20
Retained earnings		1,033,086		1,002,605		(30,481)

Total capital		1,444,064		1,533,413		89,349

Total liabilities and capital	￦	20,508,278	￦	20,445,024	￦	(63,254)

(b)	Summary of the effects on the consolidated statements of financial position at December 31, 2010

	K-GAAP		K-IFRS		Conversion effects		Ref.
	(Korean Won in millions)
Cash and due from banks	￦	1,081,605	￦	349,086	￦	(732,519)	1
Financial assets at FVTPL		370,257		287,439		(82,818)	2
AFS financial assets		1,714,483		1,940,044		225,561	3
Held-to-maturity securities		1,845,419		1,829,818		(15,601)	4
Loan and receivables		16,601,044		17,196,359		595,315	5
Investment in related parties		19,095		—		(19,095)	6
Investment property		—		16,375		16,375	7
Tangible assets		198,196		162,506		(35,690)	8
Intangible assets		4,991		10,578		5,587	9
Other assets		7,010		11,683		4,673	10
Deferred income tax assets		13,077		—		(13,077)	18

Total assets	￦	21,855,177	￦	21,803,888	￦	(51,289)

Financial liabilities at FVTPL		149,873		149,873		—	11
Deposits		14,925,934		14,834,726		(91,208)	12
Borrowings		2,690,696		2,690,330		(366)	13
Debentures, net of discounts		1,619,073		1,502,994		(116,079)	14
Provision		175,369		160,343		(15,026)	15
Income tax payable		36,653		36,653		—
Other financial liabilities		702,500		737,157		34,657	16
Other liabilities		24,721		28,302		3,581	17
Deferred income tax liabilities		—		7,548		7,548	18
Derivatives		—		454		454	19

Total liabilities		20,324,819		20,148,380		(176,439)

Common stock		290,250		290,250		—
Capital surplus		95,480		95,480		—
Other capital		25,290		149,609		124,319	20
Retained earnings		1,119,338		1,120,170		832

Total capital		1,530,358		1,655,509		125,151

Total liabilities and capital	￦	21,855,177	￦	21,803,888	￦	(51,289)

(c)	Details of the effects on the results of operations for the year ended December 31, 2010

	K-GAAP		K-IFRS		Conversion effects		Ref.
	(Korean Won in millions)
Interest income	￦	1,151,169	￦	1,168,487	￦	17,318	21
Interest expense		552,077		541,525		(10,552)	22

Net interest income		599,092		626,962		27,870
Net commission income		43,761		45,114		1,353	23
Dividend		7,272		12,726		5,454	24
Gain(loss) on financial assets at FVTPL		34,783		24,217		(10,566)	25
Gain(loss) on AFS financial assets		36,199		31,309		(4,890)	26
Impairment on credit loss		90,806		118,933		(28,127)	27
Other operating income(expense)		(434,564)		(380,160)		54,404	28

Operating income		195,737		241,235		45,498
Gain(loss) on valuation using the equity method of accounting		(1,382)		—		1,382	29

Net profit from continuing operation before corporate income tax		194,355		241,235		46,880
Corporate income tax		50,054		57,778		7,724	30

Net profit from continuing operation		144,301		183,457		39,156
Net profit of equity		144,301		183,457		39,156
Net profit of non-controlling Interest		—		—		—
Other comprehensive income		42		4,531		4,489	31

Total comprehensive income	￦	144,343	￦	187,988	￦	43,645

Comprehensive income of equity	￦	144,343	￦	187,988	￦	43,645
Comprehensive income of non-controlling interest		—		—		—

1)	Cash and due from banks

Certain certificate of deposits (“CD“s) and bank deposits included in cash and cash equivalents under K-GAAP are reclassified into AFS financial assets or loans and receivables under K-IFRS.

2)	Financial assets at FVTPL

Callable stock options in AFS securities under K-GAAP are reclassified to financial assets at FVTPL under K-IFRS. Changes in the scope of consolidation, fair value changes due to credit risk adjustment and others result in a change in net assets.

3)	AFS financial assets

Certain CDs included in cash and cash equivalents under K-GAAP are reclassified to AFS financial assets under K-IFRS. Some securities accounted for under the equity method under K-GAAP are reclassified as AFS securities under K-IFRS. Also, callable stock options in AFS securities under K-GAAP are reclassified to financial assets at FVTPL under K-IFRS. In addition, different accounting methods on fair value, changes in the scope of consolidation and reversal of impairment loss for available-for-sale securities result in a decrease in net assets.

4)	HTM securities

Some securities included in HTM securities under K-GAAP are reclassified as AFS financial assets under K-IFRS. Application of the effective interest method to HTM securities measured at amortized cost results in a decrease in net assets.

5)	Loan and receivables

Bank deposits included in cash and cash equivalents under K-GAAP are transferred to loans and receivables under K-IFRS and prepaid rental deposits under K-GAAP are reclassified into other assets under K-IFRS.

Among the deposits recognized under K-GAAP, membership deposit with the expected future economic benefits is reclassified as intangible asset under K-IFRS.

Also, changes in net assets are attributable to the different accounting treatments in deferred loan fees and amortization method using the effective interest rate, combined with different set-out scope of allowance for receivables and its calculation methodology.

6)	Consolidation and Equity securities accounted for using the equity method of accounting

Securities accounted for under the equity method under K-GAAP are reclassified as AFS securities under K-IFRS.

7)	Investment Property

Fixed assets for rentals included in property, plant and equipment under K-GAAP are segregated and transferred to investment properties.

8)	Tangible assets

Fixed assets for rentals under K-GAAP are reclassified into investment properties. Also, acquisition cost adjustment due to the revaluation of fixed assets and establishment of allowance for asset retirement results in the net asset value change.

9)	Intangible assets

Among the deposits recognized under K-GAAP, membership deposit with the expected future economic benefits is reclassified as an intangible asset under K-IFRS.

10)	Other assets

Prepaid rental expense in rental deposits under K-GAAP is transferred to other assets.

11)	Financial liabilities at FVTPL

Certain derivative instruments applicable to hedge accounting under K-GAAP are segregated and recorded as a separate derivative liability (hedge) under K-IFRS. In addition, changes in the scope of consolidation result in a change in net assets.

12)	Deposits

Changes in net assets are attributable to the application of the effective interest method in the calculation of interest expense for CD and equity-linked deposits (ELD), previously recognized as interest payable under K-GAAP, and net book value adjustments.

13)	Borrowings

Changes in net assets are attributable to the application of the effective interest rate method in the calculation of interest expense for borrowings and net book value adjustments.

14)	Debentures, net of discounts

Hybrid securities meeting the definition of capital, in substance, are reclassified as other capital under K-IFRS.

15)	Provision

Difference in calculation methodology of allowance for unused commitment, payment guarantee and other liabilities results in changes in net assets.

16)	Other financial liabilities

A substantial portion of unearned rental income recorded in rental deposits within other financial liabilities under K-GAAP are transferred to other liabilities under K-IFRS. Changes in net assets are attributable to the changes in the carrying amount of accrued liabilities in relation to interest payables on CD and ELD and the different calculation methodology for accrued vacation benefits.

17)	Other liabilities

A substantial portion of unearned rental income recorded in rental deposits within other financial liabilities under K-GAAP are transferred to other liabilities under K-IFRS. Changes in net assets are attributable to the separation of unearned revenue related to certain portions of allowance for card point rewards and the amount of unearned revenue reclassified to financial guarantee.

18)	Deferred income tax assets/ liabilities

Changes in deferral amount arising from fair value evaluation of financial asset/liability and different methodology of impairment assessment, along with different depreciation expense and denial of allowance liability have changed the amount of deferred tax assets/liabilities under K-IFRS.

19)	Derivatives

Certain derivative instruments applicable to hedge accounting under K-GAAP are reclassified as a separate derivative asset (hedge) under K-IFRS and the amount of net asset was changed by the net effects of fair value adjustments.

20)	Other capital

Gains or losses on fair value measurement in relation to reclassification of AFS securities are transferred to retained earnings.

Hybrid securities meeting the definition of capital, in substance, are reclassified as other capital under K-IFRS.

21)	Interest income

The amount of interest income changes due to the difference in amortized deferred fee of loans and receivables using the effective rate method, changes in the scope of consolidation, interest income recognized for impaired loans, and adjustments to accrued interest income for impaired loans. In addition, the change of time value in account receivables associated with financial guarantee, transfer of interest income related to credit card points to unearned revenue, recognition of present value discounts amounting to the substantial portion of prepaid rental expenses and its amortization cost using the effective rate method result in changes in interest income.

22)	Interest expense

Reclassification of hybrid securities from corporate bonds under K-GAAP to capital account under K-IFRS results in a transfer of interest expense to dividend expense and a change in retained earnings. In addition, difference in amortized interest expenses with regards to financial liabilities and exchange rate applied when translating interest expense of foreign currency denominated financial liabilities results in a change in interest expense.

23)	Net commission income

Commission income changes due to the adjusted deferred loan costs (fees) related to loans and receivables and the offset amount with financial guarantee assets when commissions related to financial guarantee contracts are received. Commission expense changes due to the adjusted deferred loan costs (fees) related to loans and receivables.

24)	Dividend

Certain equity method securities are reclassified into AFS securities and dividend income from these reclassified AFS securities has been recognized accordingly.

25)	Profit/loss on financial assets at FVTPL

Profit/loss on borrowing securities under K-GAAP is transferred to profit/loss on financial assets at FVTPL under K-IFRS. Changes in the scope of consolidation, different valuation amounts using fair value measurement derived by credit risk adjustments to derivative instruments result in changes in profit/loss on financial assets

26)	Loss on AFS financial assets

Loss on AFS securities is attributable to the fair value measurement and reversal of allowance.

27)	Impairment on credit loss

Impairment on credit loss is caused by differences in the scope and calculation methodology of allowance for loans and receivables, and differences in the calculation of unused commitment and payment guarantee.

28)	Other operating income(expense)

Changes in other operating income or expense are attributable to gains or losses on foreign currency transactions due to the different exchange rates applied at the transaction date, changes in depreciation expenses due to the changed net book value of fixed assets and changes in selling and administrative expenses contributed by changed vacation benefits and defined benefit retirement expense. Moreover, differences in rental income and expense have occurred in regards with prepaid rental expense and unearned rental income, respectively.

29)	Gain on valuation using the equity method of accounting

The net effect of gain or loss on valuation of equity method under K-GAAP has been reversed as certain securities accounted for under the equity method are reclassified to AFS securities under K-IFRS.

30)	Corporate income tax

Changes in income tax expense are attributable to the changes in deferred tax assets and liabilities.

31)	Other Comprehensive Income

Reclassified AFS securities under K-IFRS and fair value evaluation difference made a change in the amount of other comprehensive income.